Form 10-K, Exhibit 13
period 1995-01-31
WAL MART STORES INC
filed 1995-04-27
CIK 104169

11-Year Financial Summary
(Dollar amounts in millions except per share data.)
                              1995       1994       1993       1992       1991       1990
Operating Results
Net sales                   $82,494    $67,344    $55,484    $43,887    $32,602    $25,811
Net sales increase               22%        21%        26%        35%        26%        25%
Comparative store sales
  increase                        7%         6%        11%        10%        10%        11%
Other income - net              918        641        501        403        262        175
Cost of sales                65,586     53,444     44,175     34,786     25,500     20,070
Operating, selling, and
  general and administra-
  tive expenses              12,858     10,333      8,321      6,684      5,152      4,070
Interest costs:
   Debt                         520        331        143        113         43         20
   Capital leases               186        186        180        153        126        118
Provision for federal
  and state income taxes      1,581      1,358      1,171        945        752        632
Net income                    2,681      2,333      1,995      1,609      1,291      1,076

Per share of common stock:
   Net income                  1.17       1.02        .87        .70        .57        .48
   Dividends                    .17        .13        .11        .09        .07        .06

Financial Position
Current assets              $15,338    $12,114    $10,198    $ 8,575    $ 6,415    $ 4,713
Inventories at
  replacement cost           14,415     11,483      9,780      7,857      6,207      4,751
Less LIFO reserve               351        469        512        473        399        323
Inventories at LIFO cost     14,064     11,014      9,268      7,384      5,808      4,428
Net property, plant, equip-
  ment and capital leases    15,874     13,176      9,793      6,434      4,712      3,430
Total assets                 32,819     26,441     20,565     15,443     11,389      8,198
Current liabilities           9,973      7,406      6,754      5,004      3,990      2,845
Long-term debt                7,871      6,156      3,073      1,722        740        185
Long-term obligations
  under capital leases        1,838      1,804      1,772      1,556      1,159      1,087
Preferred stock with
  mandatory redemption
  provisions                    ---        ---        ---        ---        ---        ---
Shareholders' equity         12,726     10,753      8,759      6,990      5,366      3,966

Financial Ratios
Current ratio                   1.5        1.6        1.5        1.7        1.6        1.7
Inventories/working capital     2.6        2.3        2.7        2.1        2.4        2.4
Return on assets*              10.1%      11.3%      12.9%      14.1%      15.7%      16.9%
Return on shareholders'
  equity*                      24.9%      26.6%      28.5%      30.0%      32.6%      35.8%

Other Year-End Data
Number of Wal-Mart Stores     1,990      1,953      1,850      1,714      1,568      1,399
Number of Supercenters          143         68         30          6          5          3
Number of Sam's Clubs           428        419        256        208        148        123
Average Wal-Mart Store size  87,600     83,900     79,800     74,700     70,700     66,400
Number of Associates        622,000    528,000    434,000    371,000    328,000    271,000
Number of Shareholders      259,286    257,946    180,584    150,242    122,414     79,929

[FN]
 * On beginning of year balances.

11-Year Financial Summary
(Dollar amounts in millions except per share data.)
                            1989         1988       1987       1986       1985
Operating Results
Net Sales                   $20,649    $15,959    $11,909    $ 8,451    $ 6,401
Net sales increase               29%        34%        41%        32%        37%
Comparative store sales
  increase                       12%        11%        13%         9%        15%
Other income - net              137        105         85         55         52
Cost of sales                16,057     12,282      9,053      6,361      4,722
Operating, selling, and
  general and administra-
  tive expenses               3,268      2,599      2,008      1,485      1,181
Interest costs:
   Debt                          36         25         10          2          5
   Capital leases                99         89         76         55         43
Provision for federal
  and state income taxes        488        441        396        276        231
Net income                      838        628        451        327        271

Per share of common stock:
   Net income                   .37        .28        .20        .15        .12
   Dividends                    .04        .03        .02        .02        .01

Financial Position
Current assets              $ 3,631    $ 2,905    $ 2,353    $ 1,784    $ 1,303
Inventories at
  replacement cost            3,642      2,855      2,185      1,528      1,227
Less LIFO reserve               291        203        154        140        123
Inventories at LIFO cost      3,351      2,652      2,031      1,388      1,104
Net property, plant, equip-
  ment and capital leases     2,662      2,145      1,676      1,303        870
Total assets                  6,360      5,132      4,049      3,104      2,205
Current liabilities           2,066      1,744      1,340        993        689
Long-term debt                  184        186        179        181         41
Long-term obligations
  under capital leases        1,009        867        764        595        450
Preferred stock with
  mandatory redemption
  provisions                    ---        ---        ---          5          6
Shareholders' equity          3,008      2,257      1,690      1,278        985

Financial Ratios
Current ratio                   1.8        1.7        1.8        1.8        1.9
Inventories/working capital     2.1        2.3        2.0        1.8        1.8
Return on assets*              16.3%      15.5%      14.5%      14.8%      16.4%
Return on shareholders'
  equity*                      37.1%      37.1%      35.2%      33.3%      36.7%

Other Year-End Data
Number of Wal-Mart Stores     1,259      1,114        980        859        745
Number of Supercenters           --         --         --         --         --
Number of Sam's Clubs           105         84         49         23         11
Average Wal-Mart Store size  63,500     61,500     59,000     57,000     55,000
Number of Associates        223,000    183,000    141,000    104,000     81,000
Number of Shareholders       80,270     79,777     32,896     21,828     14,799

[FN]
* On beginning of year balances.


Management's Discussion and Analysis

Results of Operations

Revenues
Sales for the three fiscal years ended January 31 and the respective total and comparable store percentage increases over the prior year were:

                                                 Total          Comparable
Fiscal                        Sales            Company              Store
Year                      (in millions)       Increases          Increases
1995                         $82,494               22%                 7%
1994                          67,344               21%                 6%
1993                          55,484               26%                11%

The sales increase of 22% in fiscal 1995 compared with fiscal 1994 was attributable to 111 new stores, 6 new Supercenters, and 22 new Sam's Clubs; sales from the relocation or expansion of 69 existing Wal-Mart stores into Supercenters; comparative store sales increases of 7%; and the entry into the Canadian market through the purchase of 122 stores from Woolworth
Canada, Inc., a subsidiary of Woolworth Corporation. Sam's Clubs sales as a percentage of total sales increased by 1.1%, part of which is attributable to the PACE units acquired in the fourth quarter of fiscal 1994. Supercenter sales as a percentage of total sales increased by .5% and Canada store sales accounted for 1.5% of total sales.
     The sales increase of 21% in fiscal 1994 compared with fiscal 1993 was attributable to 142 new stores, 1 new Supercenter, and 65 new Sam's Clubs; sales from the relocation or expansion of 37 existing Wal-Mart stores into Supercenters; comparative store sales increases of 6%; a 37% growth in the sales of the McLane Company, and the acquisition of 99 PACE Clubs in the fourth quarter. Sam's Clubs sales as a percentage of total sales decreased by .3% while the McLane Company sales as a percentage of total sales increased by .7%.

New Wal-Mart Stores and Sam's Clubs
                                              1995        1994       1993
New Wal-Mart stores                            111         142        161
New Supercenters                                 6           1
Wal-Mart stores relocated or expanded
  to Supercenters                               69          37         24
New Sam's Clubs                                 22          65         48
Acquired PACE clubs                                         99
Acquired Canada Woolco stores                  122
New Canada stores                                1

Costs and Expenses
Cost of sales as a percentage of sales increased .1% in fiscal 1995 as compared with fiscal 1994 and decreased .3% in fiscal 1994 as compared with fiscal 1993. The increase in fiscal 1995 is primarily due to a larger percentage of consolidated sales attributable to Sam's Clubs resulting in part from the addition of the PACE Clubs. The cost of sales in Sam's Clubs is significantly higher as a percentage of sales than in Wal-Mart stores due to a lower markup on purchases. The decrease in fiscal 1994 as compared with fiscal 1993 was due to a larger percentage of consolidated sales attributed to departments within Wal-Mart stores which have higher markon percents and increases in markon percents in Sam's Clubs and McLane Company.
     Operating, selling, and general and administrative expenses as a percentage of sales increased .2% and .3%, respectively, in each of the last two fiscal years when compared with the previous year. The increase in fiscal 1995 was primarily attributable to the acquisition of the Canada stores and higher payroll and payroll-related benefit costs. The increase in fiscal
1994 was due principally to higher payroll and payroll-related benefit cost, depreciation costs and certain occupancy costs in part attributable to the Company's expansion program.

Interest Cost
Interest cost increased in fiscal 1995 and 1994 due primarily to increased indebtedness in each of the years, which is attributable to the expansion program. The cost of short-term borrowing increased as average short-term borrowing rates increased approximately 1.4% in fiscal 1995 compared with fiscal 1994. Interest cost will increase in fiscal 1996 with the additional borrowing required to finance the expansion program. The Company may use short-term borrowing arrangements to take advantage of the most favorable financing rates. See Note 2 of Notes to Consolidated Financial Statements for additional information on interest and debt.

Income Taxes
The effective income tax rate was 37.1% and 36.8% in fiscal 1995 and 1994 respectively. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.

Liquidity and Capital Resources

Cash Flow Information
Cash flow provided from operations was $2.9 billion in fiscal 1995. These funds, combined with the long-term borrowings of $1.3 billion and proceeds from sale/leaseback transactions of $.5 billion, were used to finance capital expenditures of $3.7 billion, acquire the assets of 122 Canada Woolco stores, invest in international operations, pay dividends, provide working capital, and fund the operation of subsidiaries.

Borrowing Information
The Company had committed lines of credit of $1,175 million with 11 banks and informal lines with various banks totaling an additional $1,050 million which were used to support short-term borrowing and commercial paper. These lines of credit and their anticipated cyclical increases will be sufficient to finance the seasonal buildups in merchandise inventories and interim financing requirements for stores developed with sale/leaseback or other long-term financing objectives.
     The Company has aggressively expanded during the past three years. Even though interest rates increased throughout fiscal 1995, the Company has taken advantage of interest rates in the past three years which have been substan-tially lower than those available in recent history. These favorable debt market conditions, combined with the Company's ability to generate significant cash flows from operations, have allowed it to continue this expansion and position itself to continue as the world's largest retailer. These increased borrowings to support the expansion programs have caused the Company's debt (including obligations under capital leases) to equity ratios to increase to .77:1 at the end of fiscal 1995, as compared with .75:1 and .56:1 at the end of fiscal 1994 and 1993, respectively. In view of the Company's significant working capital, its consistent ability to generate working capital from operations and the availability of external financing, the Company foresees no difficulty in providing funds necessary to fulfill its working capital needs and to finance its expansion plans.

Foreign Currency Translation
The Company has operations in Mexico through a joint venture with CIFRA, Mexico's largest retailer. In fiscal 1995 the value of the peso dropped significantly in relation to the dollar, and accordingly the Company's investment and shareholders' equity were reduced due to a foreign currency translation adjustment of approximately $235 million related to the joint venture in Mexico. The Company also had a foreign currency translation reduction of approximately $21 million related to its Canadian operation.
     The Company is evaluating strategies to reduce the risk of currency devaluation. Although the Company is currently exposed to this risk, any further devaluation of the peso or other currencies should not significantly impact the Company's consolidated operations or financial position.

Expansion
The Company plans to continue to enhance its position as the world's largest retailer through expansion in fiscal 1996. Expansion plans include 90 to 100 new Wal-Mart stores, 12 new Supercenters and 9 new Sam's Clubs along with the expansion or relocation of approximately 70 Wal-Mart stores and 4 Sam's Clubs, and the conversion of approximately 80 Wal-Mart stores into Supercenters.
     The Company will continue to develop its interests in Hong Kong, China, Argentina, Brazil and Canada with the planned addition of 20 to 25 new units. With the recent devaluation of the peso, the Company has slowed its planned expansion program in Mexico and will continue to evaluate future opportunities.
     Also included in expansion plans for fiscal 1996 are three distribution centers. Total planned capital expenditures for 1996 approximate $4 billion. The Company may sell $1,051 million of public debt utilizing shelf registra-tion statements previously filed with the Securities and Exchange Commission. Long-term and short-term borrowings along with cash provided from operations should provide adequate funding for the Company's fiscal 1996 expansion program.


Consolidated Statements of Income
(Amounts in millions except per share data.)

Fiscal years ended January 31,
                               1995       1994       1993
Revenues:
   Net sales                   $82,494    $67,344    $55,484
   Other income_net               918        641        501
                                83,412     67,985     55,985
Costs and Expenses:
   Cost of sales                65,586     53,444     44,175
   Operating, selling, and
   general and administrative
   expenses                     12,858     10,333      8,321

Interest Costs:
   Debt                            520        331        143
   Capital leases                  186        186        180
                                79,150     64,294     52,819

Income Before Income Taxes       4,262      3,691      3,166

Provision for Income Taxes:
   Current                       1,572      1,325      1,137
   Deferred                          9         33         34
                                 1,581      1,358      1,171

Net Income                     $ 2,681    $ 2,333    $ 1,995

Net Income Per Share           $  1.17    $  1.02    $   .87

See accompanying notes.

Net Income
(Millions of Dollars) (Graph)

1986  1987   1988   1989   1990   1991    1992    1993    1994    1995
 327   451    628    838  1,076  1,291   1,609   1,995   2,333   2,681


Consolidated Balance Sheets
(Amounts in millions.)


January 31,                             1995       1994

Assets
Current Assets:
   Cash and cash equivalents             $   45     $   20
   Receivables                              700        690
   Recoverable costs from
    sale/leaseback                          200        208

   Inventories:
     At replacement cost                 14,415     11,483
     Less LIFO reserve                      351        469

       Inventories at LIFO cost          14,064     11,014
   Prepaid expenses and other               329        182

     Total Current Assets                15,338     12,114

Property, Plant, and Equipment, at Cost:
   Land                                   3,036      2,741
   Buildings and improvements             8,973      6,818
   Fixtures and equipment                 4,768      3,981
   Transportation equipment                 313        260
                                         17,090     13,800
   Less accumulated depreciation          2,782      2,173
     Net property, plant, and equipment  14,308     11,627
   Property under capital leases          2,147      2,059
   Less accumulated amortization            581        510
     Net property under capital leases    1,566      1,549
Other Assets and Deferred Charges         1,607      1,151
   Total Assets                         $32,819    $26,441


Liabilities and Shareholders' Equity
Current Liabilities:
   Commercial paper                     $ 1,795    $ 1,575
   Accounts payable                       5,907      4,104
   Accrued liabilities                    1,819      1,473
   Accrued federal and state
    income taxes                            365        183
   Long-term debt due within one year        23         20
   Obligations under capital
    leases due within one year               64         51
      Total Current Liabilities           9,973      7,406

Long-Term Debt                            7,871      6,156
Long-Term Obligations Under
 Capital Leases                           1,838      1,804
Deferred Income Taxes                       411        322

Shareholders' Equity:
   Preferred stock ($.10 par value;
    100 shares authorized, none issued)
   Common stock ($.10 par value;
    5,500 shares authorized, 2,297
    and 2,299 issued and outstanding
    in 1995 and 1994, respectively)         230        230
   Capital in excess of par value           539        536
   Retained earnings                     12,213      9,987
   Foreign currency translation
    adjustment                             (256)       _
      Total Shareholders' Equity         12,726     10,753

   Total Liabilities and Shareholders'
    Equity                              $32,819    $26,441

See accompanying notes.

Consolidated Statements of Shareholders' Equity
                                                                    Foreign
                                              Capital in            currency
                            Number    Common   excess of  Retained translation
                           of shares   stock   par value  earnings  adjustment  Total
(Amounts in millions except per share data.)
Balance - January 31, 1992   1,149     $115      $626     $ 6,249     $ --     $6,990
 Net Income                                                 1,995               1,995
 Cash dividends
   ($.11 per share)                                          (241)               (241)
 Two-for-one stock split     1,150      115      (115)                            --
 Other                           1                 16                              16

Balance - January 31, 1993   2,300      230       527       8,003       --      8,760
 Net Income                                                 2,333               2,333
 Cash dividends
   ($.13 per share)                                          (299)               (299)
 Other                          (1)                 9         (50)                (41)

Balance - January 31, 1994   2,299      230       536       9,987       --     10,753
 Net Income                                                 2,681               2,681
 Cash dividends
   ($.17 per share)                                          (391)               (391)
 Foreign currency translation
  adjustment                                                           (256)     (256)
  Other                         (2)                 3         (64)                (61)

Balance - January 31, 1995   2,297     $230      $539     $12,213     $(256)  $12,726

See accompanying notes.


Consolidated Statements of Cash Flows

(Amounts in millions.)
Fiscal years ended January 31,
                                       1995       1994      1993
Cash flows from
  operating activities:
   Net income                         $2,681     $2,333    $1,995
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation and amortization       1,070        849       649
   Increase in accounts receivable       (84)      (165)     (106)
   Increase in inventories            (3,053)    (1,324)   (1,884)
   Increase in accounts payable        1,914        230       420
   Increase in accrued liabilities       496        327       176
   Other                                (118)       (55)       28
Net cash provided by operating
  activities                           2,906      2,195     1,278
Cash flows from investing activities:
   Payments for property, plant,
     and equipment                    (3,734)    (3,644)   (3,756)
   Acquisition of assets from PACE
     Membership Warehouses, Inc.          _        (830)       _
   Acquisition of assets from
     Woolworth Canada, Inc.             (352)        _         _
   Sale/leaseback arrangements
     and other property sales            502        272       416
   Investment in international
     operations                         (434)      (198)     (106)
   Other investing activities            226        (86)      (60)
Net cash used in investing
  activities                          (3,792)    (4,486)   (3,506)

Cash flows from financing activities:
   Increase (decrease) in
     commercial paper                    220        (14)    1,135
   Proceeds from issuance of
     long-term debt                    1,250      3,108     1,367
   Dividends paid                       (391)      (299)     (241)
   Payment of long-term debt             (37)       (19)       (8)
   Payment of capital lease
     obligations                         (70)      (437)      (60)
   Other financing activities            (61)       (40)       16
Net cash provided by financing
  activities                             911      2,299     2,209
Net increase (decrease) in cash
  and cash equivalents                    25          8       (19)
Cash and cash equivalents at
  beginning of year                       20         12        31
Cash and cash equivalents at
  end of year                          $  45     $   20    $   12

Supplemental disclosure of cash flow information:
   Income tax paid                     $1,390    $1,366    $1,173
   Interest paid                          658       450       317
   Capital lease obligations incurred     193       162       286

See accompanying notes.


Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Segment information
The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores.

Consolidation
The consolidated financial statements include the accounts of subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Cash and cash equivalents
The Company considers investments with a maturity of three months or less when purchased to be "cash equivalents."

Inventories
Inventories are stated principally at cost (last-in, first-out), which is not in excess of market, using the retail method for inventories in stores.

Pre-opening costs
Costs associated with the opening of stores are expensed during the first full month of operations. The costs are carried as prepaid expenses prior to the store opening.

Recoverable costs from sale/leaseback
All costs of acquisition and construction of properties for which the Company plans to sell and leaseback within one year are accumulated in current assets until properties are sold.

Interest during construction
In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant, and equipment is capitalized. Interest costs capitalized were $70 million, $65 million and $80 million in 1995, 1994, and 1993, respectively.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes is provided on the straight-line method over the estimated useful lives of the various assets. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences.

Operating, selling, and general and administrative expenses
Buying, warehousing, and occupancy costs are included in operating, selling, and general and administrative expenses.

Income taxes
In fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) prospectively as a change in accounting principle effective February 1, 1993. Under SFAS 109, the deferred tax provision is determined under the liability method, whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. In fiscal year 1993, deferred income taxes were provided on timing differences between financial statement and taxable income.

Net income per share
Net income per share is based on the weighted average outstanding common shares. The dilutive effect of stock options is insignificant and consequently has been excluded from the earnings per share computations.

Stock options
Proceeds from the sale of common stock issued under the stock option plans and related tax benefits which accrue to the Company are accounted for as capital transactions, and no charges or credits are made to income in connection with the plans.

2.  Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal year ended January 31,     1995      1994     1993

Maximum amount outstanding at
  month-end                      $2,729    $2,395   $2,315
Average daily short-term
  borrowings                      1,693     1,247    1,184
Weighted average interest rate      4.4%      3.0%     3.5%

    At January 31, 1995, the Company had committed lines of credit of $1,175 million with 11 banks and informal lines of credit with various banks totaling an additional $1,050 million, which were used to support short-term borrowings and commercial paper. Short-term borrowings under these lines of credit bear interest at or below the prime rate.

    Long-term debt at January 31 consists of (amounts in millions):

                                             1995       1994
8 5\8%         Notes due April 2001         $ 750      $ 750
5 7\8%         Notes due October 2005         750        750
9 1\10%        Notes due July 2000            500        500
5 1\2%         Notes due September 1997       500        500
6 1\8%         Notes due October 1999         500        500
5 1\2%         Notes due March 1998           500        500
6 1\2%         Notes due June 2003            500        500
7 1\4%         Notes due June 2013            500        500
7 1\2%         Notes due May 2004             500         _
7 8\10%-8 1\4% Obligations from sale/
                leaseback transactions
                due 2014                      484         --
7%-8%          Obligations from sale/
                leaseback transactions
                due 2013                      322        335
8%             Notes due May 1996             250        250
6 3\8%         Notes due March 2003           250        250
6 3\4%         Notes due October 2023         250        250
8%             Notes due September 2006       250         _
8 1\2%         Notes due September 2024       250         _
6 7\8%         Eurobond due June 1999         250         _
5 1\8%         Eurobond due October 1998      250        250
10 7\8%        Debentures due August 2000     100        100
               Other                          215        221

                                           $7,871     $6,156


    Long-term debt is unsecured except for $220 million which is collateralized by property with an aggregate carrying value of approximately $358 million. Annual maturities on long-term debt during the next five years are (in millions):

Fiscal years ending                                Annual
January 31,                                       maturity
1996                                               $  23
1997                                                 268
1998                                                 523
1999                                                 774
2000                                                 806
Thereafter                                         5,500

    The Company observes certain covenants under the terms of its note and debenture agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases. The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms.
Future minimum lease payments for each of the five succeeding years as of January 31, 1995 are (in millions):

Fiscal years ending                        Minimum
January 31,                                Rentals
1996                                        $  81
1997                                           72
1998                                           76
1999                                           76
2000                                          104
Thereafter                                  1,109

    The fair value of the Company's long-term debt approximates $7,530 million based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying amount of the short-term borrowings approximates fair value.
    At January 31, 1995 and 1994, the Company had letters of credit outstanding totaling $580 and $808 million, respectively. These letters of credit were issued primarily for the purchase of inventory.
    The Company has guaranteed the indebtedness of a joint venture for the development of real estate in Puerto Rico. At January 31, 1995, the amount guaranteed was approximately $54 million. The Company does not anticipate any joint venture defaults.
    Under shelf registration statements previously filed with the Securities and Exchange Commission, the Company may issue debt securities aggregating $1,051 million.

3.  Defined Contribution Plan

The Company maintains a profit sharing plan under which most full and many part-time Associates become participants following one year of employment. Annual contributions, based on the profitability of the Company, are made at the sole discretion of the Company. Contributions were $175 million, $166 million, and $166 million in 1995, 1994, and 1993, respectively.

4.  Income Taxes

The Company prospectively adopted SFAS 109 as a change in accounting principle effective February 1, 1993;
consequently, prior years' financial statements have not been restated. Due to the nature of the predominant cumulative differences in the Company's book and tax bases of assets and liabilities, which relate to items that were both timing differences under Accounting Principles Board
Opinion 11, "Accounting for Income Taxes" (APB 11), and temporary differences under SFAS 109, the cumulative impact of adoption was insignificant.
    The income tax provision consists of the following (in millions):

                                      1995    1994     1993
Current:
   Federal                           $1,394  $1,193   $1,002
   State and local                      178     132      135
Total current tax provision           1,572   1,325    1,137
Deferred:
   Federal                                7      30       31
   State and local                        2       3        3
Total deferred tax provision              9      33       34
Total provision for income taxes     $1,581  $1,358   $1,171

        Deferred income taxes under SFAS 109 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

                                          1995        1994
Deferred tax liabilities:
  Property, plant, and equipment          $518        $408
  Inventory                                 88          38
  Other                                      8           9
Total deferred tax liabilities             614         455
Deferred tax assets:
  Amounts accrued for financial
    reporting purposes not yet
    deductible for tax purposes            230         114
    Capital leases                         114          95
    Other                                   33          18
Total deferred tax assets                  377         227
Net deferred tax liabilities              $237        $228

    The components of the provision for deferred income
    taxes under APB11 for the years ended January 31, 1993
    are (in millions):
                                                1993
Depreciation                                    $ 68
Capital leases                                   (21)
Other                                            (12)
                                                $ 35

    A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

                                     1995    1994     1993
Statutory tax rate                   35.0%   35.0%    34.0%
State income taxes, net of
  federal income tax benefit          2.7%    2.4%     2.9%
Other                                (0.6%)  (0.6%)    0.1%
Effective tax rate                   37.1%   36.8%    37.0%

5.  Acquisitions

In two unrelated cash transactions during fiscal 1994, the Company acquired selected assets of PACE Membership
Warehouses, Inc., including the right to operate 107 of PACE's former locations, for $830 million, recording $336 million of goodwill which is being amortized over 25 years.
    In fiscal 1995, the Company acquired selected assets related to 122 Woolco stores in Canada from Woolworth
Canada, Inc., a subsidiary of Woolworth Corporation, for approximately $352 million, recording $221 million of leasehold and location value which is being amortized over 20 years. These transactions have been accounted for as purchases, and the results of operations for the acquired units since the dates of their acquisitions have been included in the Company's results. Pro forma results of operations are not presented due to insignificant differences from the historical results.

6.  Stock Option Plans

At January 31, 1995, 76 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire 10 years from date of grant and may be exercised in nine annual installments. Further information concerning the options is as follows:

Option price
                          Shares        per share     Total
Shares under option
  January 31, 1992     13,618,000  $  .67-27.25  $142,763,000
   Options Granted      4,072,000  $25.75-30.82   118,430,000
   Options Cancelled   (1,134,000) $  .67-30.82   (13,560,000)
   Options Exercised   (2,092,000) $  .67-27.25   (12,773,000)

  January 31, 1993     14,464,000  $ 1.43-30.82  $234,860,000
   Options Granted      3,550,000  $25.00-27.25    90,377,000
   Options Cancelled     (803,000) $ 1.43-30.82   (17,325,000)
   Options Exercised   (1,335,000) $ 1.43-30.82    (9,664,000)

  January 31, 1994     15,867,000  $ 1.43-30.82  $298,248,000
   Options Granted      4,125,000  $21.63-26.75    95,689,000
   Options Cancelled   (1,013,000) $ 1.43-30.82   (23,127,000)
   Options Exercised   (1,019,000) $ 2.08-27.25    (7,829,000)

  January 31, 1995     17,969,000  $ 2.78-30.82  $362,981,000
  (4,223,000 shares exercisable)

  Shares available for option:
    January 31, 1994   11,502,000
    January 31, 1995   58,107,000

7.  Long-term Lease Obligations

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses, and contingent rentals) under all operating leases were $479 million in 1995, $361 million in 1994, and $313 million in 1993.
Aggregate minimum annual rentals at January 31, 1995, under non-cancelable leases are as follows (in millions):

Fiscal                                Operating      Capital
years                                  leases        leases

1996                                  $  386        $  252
1997                                     403           251
1998                                     386           251
1999                                     334           249
2000                                     318           247
Thereafter                             3,155         2,785
Total minimum rentals                 $4,982         4,035

Less estimated executory costs                          80
Net minimum lease payments                           3,955
Less imputed interest at rates
 ranging from 6.1% to 14.0%                          2,053
Present value of net minimum lease payments         $1,902

    Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $42 million, $27 million, and $30 million in 1995, 1994, and 1993, respectively. Substantially all of the store leases have renewal options for additional terms from five to 25 years at the same or lower minimum rentals.
    The Company has entered into lease commitments for land and buildings for 62 future locations. These lease commitments with real estate developers or through sale/leaseback arrangements provide for minimum rentals for 20 to 25 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $58 million annually over the lease terms.

8.  Quarterly Financial Data (Unaudited)

Amounts in millions
(except per share information)       Quarters ended
                     April 30,   July 31,   October 31,  January 31,
1995
Net sales             $17,686    $19,942     $20,418       $24,448
Cost of sales          14,063     15,960      16,201        19,362
Net income                498        565         588         1,030
Net income per share  $   .22    $   .25     $   .26       $   .45

1994
Net sales             $13,920    $16,237     $16,827       $20,360
Cost of sales          11,017     12,963      13,308        16,156
Net income                451        496         519           867
Net income per share  $   .20    $   .22     $   .23       $   .38


Market Price of Common Stock
                               Fiscal years ended January 31,
                                1995                   1994
Quarter                    High       Low         High       Low

April 30                  $29.13    $24.00       $34.00    $26.38
July 31                    25.88     22.75        28.50     24.88
October 31                 26.00     22.75        27.25     23.50
January 31                 24.13     20.88        29.88     24.38


Dividends Paid Per Share
                     Fiscal years ended January 31,
                              Quarterly
           1995                                   1994
April 14         $0.0425                April 9          $0.0325
July 8            0.0425                July 9            0.0325
October 3         0.0425                October 4         0.0325
January 5         0.0425                January 5         0.0325