Form 10-K, Exhibit 13
period 1996-01-31
WAL MART STORES INC
filed 1996-04-23
CIK 104169

                      1996 End of Year Store Counts
                             Wal-Mart                      SAM'S
                              Stores       Supercenters    Clubs
Alabama                         65              11           8
Alaska                           3                           3
Arizona                         31                           6
Arkansas                        58              19           4
California                      88                          26
Colorado                        34               2           9
Connecticut                      6                           3
Delaware                         2                           1
Florida                        116              16          34
Georgia                         79               6          15
Hawaii                           4                           1
Idaho                            7                           1
Illinois                       101               3          24
Indiana                         66               6          14
Iowa                            45                           6
Kansas                          43               3           5
Kentucky                        60               8           5
Louisiana                       62              13           9
Maine                           19                           3
Maryland                        19                          10
Massachusetts                   23                           5
Michigan                        39                          21
Minnesota                       33                           9
Mississippi                     47              10           4
Missouri                        81              27          11
Montana                          6                           1
Nebraska                        13               4           3
Nevada                           9                           2
New Hampshire                   15                           4
New Jersey                      14                           6
New Mexico                      19                           3
New York                        46               4          17
North Carolina                  82               1          13
North Dakota                     8                           2
Ohio                            70                          22
Oklahoma                        61              17           6
Oregon                          17
Pennsylvania                    47               5          14
Rhode Island                     4                           1
South Carolina                  49               3           8
South Dakota                     8                           1
Tennessee                       69              19           9
Texas                          185              56          51
Utah                            13                           5
Vermont                          1
Virginia                        43               4          10
Washington                      13                           2
West Virginia                   12               2           3
Wisconsin                       51                          11
Wyoming                          9                           2

TOTAL U.S.A.                 1,995             239         433

Argentina                                        1           2
Brazil                                           2           3
Mexico                          85*             13          28
Puerto Rico                      7                           4

CANADA
  Alberta                       14
  British Columbia              12
  Manitoba                       9
  New Brunswick                  4
  Newfoundland                   7
  Nova Scotia                    6
  NW Territories                 1
  Ontario                       48
  Quebec                        22
  Saskatchewan                   8

  TOTAL CANADA                 131

GRAND TOTAL                  2,218             255         470

[FN]
* Includes 3 Superamas, 25 Bodegas, 4 Aurreras, 48 Vips and 5 Suburbias


11-Year Financial Summary
(Dollar amounts in millions except per share data)

                         1996      1995      1994      1993      1992      1991
Operating Results
Net sales              $93,627   $82,494   $67,344   $55,484   $43,887   $32,602
Net sales increase          13%       22%       21%       26%       35%       26%
Comparative store
 sales increase              4%        7%        6%       11%       10%       10%
Other income - net       1,122       918       641       501       403       262
Cost of sales           74,564    65,586    53,444    44,175    34,786    25,500
Operating, selling,
 and general and
 administrative
 expenses               14,951    12,858    10,333     8,321     6,684     5,152
Interest costs:
  Debt                     692       520       331       143       113        43
  Capital leases           196       186       186       180       153       126
Provision for income
 taxes                   1,606     1,581     1,358     1,171       945       752

Net income               2,740     2,681     2,333     1,995     1,609     1,291

Per share of common stock:
  Net income              1.19      1.17      1.02       .87       .70       .57
  Dividends                .20       .17       .13       .11       .09       .07

Financial Position
Current assets         $17,331   $15,338   $12,114   $10,198   $ 8,575   $ 6,415
Inventories at
 replacement cost       16,300    14,415    11,483     9,780     7,857     6,207
Less LIFO reserve          311       351       469       512       473       399
Inventories at
 LIFO cost              15,989    14,064    11,014     9,268     7,384     5,808
Net property, plant,
 and equipment and
 capital leases         18,894    15,874    13,176     9,793     6,434     4,712
Total assets            37,541    32,819    26,441    20,565    15,443    11,389
Current liabilities     11,454     9,973     7,406     6,754     5,004     3,990
Long-term debt           8,508     7,871     6,156     3,073     1,722       740
Long-term obligations
 under capital leases    2,092     1,838     1,804     1,772     1,556     1,159
Shareholders' equity    14,756    12,726    10,753     8,759     6,990     5,366

Financial Ratios
Current ratio              1.5       1.5       1.6       1.5       1.7       1.6
Inventories/
 working capital           2.7       2.6       2.3       2.7       2.1       2.4
Return on assets*          8.3%     10.1%     11.3%     12.9%     14.1%     15.7%
Return on shareholders'
 equity*                  21.5%     24.9%     26.6%     28.5%     30.0%     32.6%



Other Year-End Data
Number of domestic
 Wal-Mart Stores         1,995     1,985     1,950    1,848     1,714      1,568
Number of domestic
 Supercenters              239       147        72       34        10          9
Number of domestic
 SAM'S Clubs               433       426       417      256       208        148
International units        276       226        24       10
Average Wal-Mart
 store size             91,100    87,600    83,900   79,800    74,700     70,700
Number of associates   675,000   622,000   528,000  434,000   371,000    328,000
Number of shareholders
 of record             244,483   259,286   257,946  180,584   150,242    122,414

[FN]
* On beginning of year balances.

11-Year Financial Summary
(Dollar amounts in millions except per share data)
                         1990      1989      1988      1987      1986
Operating Results
Net sales              $25,811   $20,649   $15,959   $11,909   $ 8,451
Net sales increase          25%       29%       34%       41%       32%
Comparative store
 sales increase             11%       12%       11%       13%        9%
Other income - net         175       137       105        85        55
Cost of sales           20,070    16,057    12,282     9,053     6,361
Operating, selling,
 and general and
 administrative
 expenses                4,070     3,268     2,599     2,008     1,485
Interest costs:
  Debt                      20        36        25        10         2
  Capital leases           118        99        89        76        55
Provision for income
 taxes                     632       488       441       396       276

Net income               1,076       838       628       451       327

Per share of common stock:
  Net income               .48       .37       .28       .20       .15
  Dividends                .06       .04       .03       .02       .02

Financial Position
Current assets        $  4,713   $ 3,631  $  2,905  $  2,353   $ 1,784
Inventories at
 replacement cost        4,751     3,642     2,855     2,185     1,528
Less LIFO reserve          323       291       203       154       140
Inventories at
 LIFO cost               4,428     3,351     2,652     2,031     1,388
Net property, plant,
   and equipment and
   capital leases        3,430     2,662     2,145     1,676     1,303
Total assets             8,198     6,360     5,132     4,049     3,104
Current liabilities      2,845     2,066     1,744     1,340       993
Long-term debt             185       184       186       179       181
Long-term obligations
 under capital leases    1,087     1,009       867       764       595
Shareholders' equity     3,966     3,008     2,257     1,690     1,278

Financial Ratios
Current ratio              1.7       1.8       1.7       1.8       1.8
Inventories/
 working capital           2.4       2.1       2.3       2.0       1.8
Return on assets*         16.9%     16.3%     15.5%     14.5%     14.8%
Return on shareholders'
 equity*                  35.8%     37.1%     37.1%     35.2%     33.3%


Other Year-End Data
Number of domestic
 Wal-Mart Stores         1,399     1,259     1,114       980       859
Number of domestic
 Supercenters                6         3         2
Number of domestic
 SAM'S Clubs               123       105        84        49        23
International units
Average Wal-Mart
 store size             66,400    63,500    61,500    59,000    57,000
Number of associates   271,000   223,000   183,000   141,000   104,000
Number of shareholders
 of record              79,929    80,270    79,777    32,896    21,828

[FN]
* On beginning of year balances.


MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations

Revenues
Sales for the three fiscal years ended January 31, and the respective total and comparable store percentage increases over the prior year were:

                                       Total       Comparable
Fiscal              Sales             Company        Store
Year             (in millions)       Increases     Increases
1996                $93,627             13%            4%
1995                 82,494             22%            7%
1994                 67,344             21%            6%

The sales increase of 13% in fiscal 1996 compared with fiscal 1995 was attributable to the Company's expansion program and comparative store sales increases of 4%. Expansion for fiscal 1996 included the opening of 92 Wal-Mart stores, 92 Supercenters (including the conversion of 80 Wal-Mart stores), 9 SAM'S Clubs and 50 International units. International sales accounted for approximately 2.1% of the sales increase with the remainder primarily attributed to Wal-Mart stores and Supercenters. SAM'S Clubs sales as a percentage of total sales decreased from 22.9% in fiscal 1995 to 20.4% in fiscal 1996.
    The sales increase of 22% in fiscal 1995 compared with fiscal 1994 was attributable to the Company's domestic expansion of 109 Wal-Mart stores, 75 Supercenters (including the conversion of 69 Wal-Mart stores), and 21 SAM'S Clubs; comparative store sales increases of 7%; and the entry into the Canadian market through the purchase of 122 stores from Woolworth Canada, Inc., a subsidiary of Woolworth Corporation. SAM'S Clubs sales as a percentage of total sales increased by 1.1%, part of which was attributable to the PACE units acquired in the fourth quarter of fiscal 1994. Canadian store sales accounted for 1.5% of total sales in fiscal 1995.

New Operating Locations                                1996     1995     1994
Domestic units
New Wal-Mart stores                                     92       109      141
New Supercenters                                        12         6        1
Wal-Mart stores relocated or expanded to Supercenters   80        69       37
New SAM'S Clubs                                          9        21       63
Acquired PACE Clubs                                                        99
Total new domestic units                               193       205      341
International units
Acquired Canada Woolco stores                                    122
Other new international units                           50        80       14
Total new international units                           50       202       14
Total new units                                        243       407      355

Costs and Expenses
Cost of sales as a percentage of sales increased .1% in both fiscal 1996 and fiscal 1995 when compared to the preceding year. The change in fiscal 1996 is comprised of an increase of approximately .3% due to a larger percentage of consolidated sales from departments within Wal-Mart stores which have lower markon percents, and to the Company's continuing commitment to always providing low prices. This increase is offset because the SAM'S Clubs comprised a lower percentage of consolidated sales in 1996 at a lower contribution to gross margin than the stores. The increase in fiscal 1995 is primarily due to a larger percentage of consolidated sales attributable to SAM'S Clubs resulting in part from the addition of the PACEClubs. The cost of sales in SAM'S Clubs is significantly higher as a percentage of sales than in Wal-Mart stores due to a lower markon on purchases.
        Operating, selling, and general and administrative expenses as a percentage of sales increased .4% and .2%, respectively, in each of the last two fiscal years when compared to the previous year. Approximately
 .2% of the increase in fiscal 1996 was due to increases in payroll and related benefit costs. The remainder of the increase resulted primarily from a lower percentage of sales attributable to SAM'S Clubs and a higher percentage of sales attributable to international operations. SAM'S Clubs operating, selling, and general and administrative expenses as a percentage of sales are lower than the Wal-Mart stores and Supercenters while international expenses are slightly higher. The increase in fiscal 1995 was primarily attributable to the acquisition of the Canadian stores and higher payroll and related benefit costs.
        Statement of Financial Accounting Standard (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March 1995. The statement requires entities to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, an impairment loss shall be recognized. This statement will be effective for the Company's fiscal year ending January 31, 1997. The Company's existing accounting policie s are such that this pronouncement will not have a material effect on the Company's financial position or results of operations.
        "Accounting for Stock-Based Compensation," SFAS No. 123, was issued in October 1995 and will be effective for the Company's fiscal year ending January 31, 1997. The statement relates to the measurement of compensation of stock options issued to employees. The statement gives entities a choice of recognizing related compensation expense by adopting a new fair value method determination or to continue to measure compensation using the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The Company intends to continue using the measurement prescribed by the former standard, and accordingly, this pronouncement will not have an effect on the Company's financial position or results of operations.

Interest Cost
Interest cost increased in fiscal 1996 and 1995 due to increased indebtedness and increased average short-term borrowing rates in each of the years. The increased indebtedness is due to the Company's expansion program. See Note 2 of Notes to Consolidated Financial Statements for additional information on interest and debt.

Income Taxes
The effective income tax rate was 37.0% and 37.1% in fiscal 1996 and 1995 respectively. See Note 4 of Notes to Consolidated Financial Statements for additional information on income taxes.


Liquidity and Capital Resources

Cash Flow Information
Cash flow provided from operations was $2.4 billion in fiscal 1996. These funds combined with long-term borrowings of $1 billion and net short-term borrowings of $.7 billion were used to finance capital expenditures of $3.6 billion, to pay dividends, provide working capital, and to fund the operation of subsidiaries.
Borrowing Information
The Company had committed lines of credit of $1,900 million and informal lines totaling an additional $2,450 million with 35 banks which were used to support short-term borrowing and commercial paper. These lines of credit and their anticipated cyclical increases will be sufficient to finance the seasonal buildups in merchandise inventories and interim financing requirements for stores developed with sale/leaseback or other long-term financing objectives.
        Favorable debt market conditions combined with the Company's ability to generate significant cash flows from operations have allowed the Company to aggressively expand during the past three years. In fiscal 1996, the Company borrowed $1 billion at interest rates ranging from 6 1/8% to 7% for terms of three to seven years. Although the Company has borrowed to support the expansion, debt and equity have increased proportionately during the past three years. The Company's debt (including obligations under capital leases) to equity ratio was .74:1 at the end of fiscal 1996 compared to .77:1 and .75:1 at the end of fiscal 1995 and 1994, respectively. In view of the Company's significant working capital, its consistent ability to generate working capital from operations and the availability of external financing, the Company foresees no difficulty in providing funds necessary to fulfill its working capital needs and to finance its estimated $3.5 billion capital expansion plan in fiscal 1997.

Foreign Currency Translation
The Company has operations in Puerto Rico, Canada, and Argentina, and through joint ventures in Mexico and Brazil. All foreign operations are measured in their local currencies with the exception of Brazil, operating in a highly inflationary economy, which reports operations using U.S. dollars. All foreign operations as a group are insignificant to the Company's consolidated results of operations and financial position. The foreign currency translation adjustment of $412 and $256 million in fiscal 1996 and 1995, respectively, is primarily due to operations in Mexico. In fiscal 1995 the value of the peso dropped significantly in relation to the dollar and continued to decline in fiscal 1996. The Company continues to evaluate strategies to minimize the financial risk of currency devaluation. Although exposure to this risk exists, any further devaluation of the peso or other currencies should not significantly impact the Company's consolidated operations or financial position.

Expansion
Domestically, the Company plans to open 60 to 70 new Wal-Mart stores, and 100 to 110 Supercenters. Approximately 90 of the Supercenters will come from relocations or expansions of existing Wal-Mart stores. The Company also plans to open 10 new SAM'S Clubs and three distribution centers. International expansion includes 25 to 30 new Wal-Mart stores, Supercenters, and SAM'S Clubs in Argentina, Brazil, Canada, China, Indonesia, Mexico and Puerto Rico.
        Total capital expenditures for 1997 are not expected to exceed $3.5 billion. The Company plans to primarily finance expansion with operating cash flows. The Company may also provide for cash needs through short-term borrowings backed up by the credit lines discussed above and also may sell $751 million of public debt utilizing shelf registration statements previously filed with the Securities and Exchange Commission to provide for other cash needs.

Consolidated Statements of Income
(Amounts in millions except per share data)
Fiscal years ended January 31,     1996        1995          1994
Revenues:
      Net sales                    $93,627     $82,494      $67,344
      Other income - net             1,122         918          641
                                    94,749      83,412       67,985
Costs and Expenses:
      Cost of sales                 74,564      65,586       53,444
      Operating, selling, and
      general and administrative
      expenses                      14,951      12,858       10,333

Interest Costs:
      Debt                             692         520          331
      Capital leases                   196         186          186
                                    90,403      79,150       64,294

Income Before Income Taxes           4,346       4,262        3,691
Provision for Income Taxes:
      Current                        1,530       1,572        1,325
      Deferred                          76           9           33
                                     1,606       1,581        1,358
      Net Income                   $ 2,740     $ 2,681      $ 2,333

Net Income Per Share               $  1.19     $  1.17      $  1.02

[FN]
See accompanying notes.

Net Income
(Millions of Dollars) (Graph)
1987   1988   1989    1990    1991    1992    1993    1994    1995    1996
 451    628    838   1,076   1,291   1,609   1,995   2,333   2,681   2,740

Consolidated Balance Sheets
(Amounts in millions)

January 31,                                       1996          1995
Assets
Current Assets:
     Cash and cash equivalents               $       83     $       45
     Receivables                                    853            900
     Inventories:
       At replacement cost                       16,300         14,415
       Less LIFO reserve                            311            351
         Inventories at LIFO cost                15,989         14,064
     Prepaid expenses and other                     406            329
Total Current Assets                             17,331         15,338
Property, Plant, and Equipment, at Cost:
Land                                              3,559          3,036
Buildings and improvements                       11,290          8,973
Fixtures and equipment                            5,665          4,768
Transportation equipment                            336            313
                                                 20,850         17,090
Less accumulated depreciation                     3,752          2,782
  Net property, plant, and equipment             17,098         14,308
Property under capital leases                     2,476          2,147
Less accumulated amortization                       680            581
  Net property under capital leases               1,796          1,566
Other Assets and Deferred Charges                 1,316          1,607
Total Assets                                    $37,541        $32,819


Liabilities and Shareholders' Equity
Current Liabilities:
Commercial paper                               $ 2,458        $ 1,795
Accounts payable                                 6,442          5,907
Accrued liabilities                              2,091          1,819
Accrued federal and state income taxes             123            365
Long-term debt due within one year                 271             23
Obligations under capital leases
 due within one year                                69             64
  Total Current Liabilities                     11,454          9,973

Long-Term Debt                                   8,508          7,871
Long-Term Obligations Under Capital Leases       2,092          1,838
Deferred Income Taxes and Other                    731            411

Shareholders' Equity:
Preferred stock ($.10 par value;
     100 shares authorized, none issued)
Common stock ($.10 par value;
     5,500 shares authorized, 2,293 and 2,297
     issued and outstanding in 1996 and 1995,
     respectively)                                 229            230
Capital in excess of par value                     545            539
Retained earnings                               14,394         12,213
Foreign currency translation adjustment           (412)          (256)
   Total Shareholders' Equity                   14,756         12,726
Total Liabilities and Shareholders' Equity     $37,541        $32,819

[FN]
See accompanying notes.


Consolidated Statements of Shareholders'Equity
(Amounts in millions except per share data)
                                                                       Foreign
                                               Capital in             currency
                            Number    Common   excess of   Retained  translation
                           of shares  stock    par value   earnings  adjustment   Total
Balance - January 31, 1993   2,300    $230        $527     $ 8,003     $  -      $ 8,760
   Net income                                                2,333                 2,333
   Cash dividends
       ($.13 per share)                                       (299)                 (299)
   Other                        (1)                  9         (50)                  (41)

Balance - January 31, 1994   2,299     230         536       9,987       -        10,753
   Net income                                                2,681                 2,681
   Cash dividends
       ($.17 per share)                                       (391)                 (391)
   Foreign currency
    translation adjustment                                             (256)        (256)
   Other                        (2)                  3        (64)                   (61)

Balance - January 31, 1995   2,297     230         539     12,213      (256)      12,726
   Net income                                               2,740                  2,740
   Cash dividends
        ($.20 per share)                                     (458)                  (458)
   Foreign currency
    translation adjustment                                             (156)        (156)
   Other                        (4)     (1)          6       (101)                   (96)


Balance - January 31, 1996   2,293    $229        $545    $14,394     $(412)     $14,756

[FN]
See accompanying notes.


Consolidated Statements of Cash Flows
(Amounts in millions)
Fiscal years ended January 31,                  1996      1995      1994
Cash flows from operating activities:
   Net income                                    $ 2,740   $ 2,681   $ 2,333
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation and amortization                   1,304     1,070        849
   Increase in accounts receivable                   (61)      (84)      (165)
   Increase in inventories                        (1,850)   (3,053)    (1,324)
   Increase in accounts payable                      448     1,914        230
   Increase in accrued liabilities                    29       496        327
   Other                                            (227)     (118)       (55)
Net cash provided by operating activities          2,383     2,906      2,195
Cash flows from investing activities:
   Payments for property, plant, and equipment    (3,566)   (3,734)    (3,644)
   Acquisition of assets from PACE
      Membership Warehouses, Inc.                     -         -        (830)
   Acquisition of assets from Woolworth
      Canada, Inc.                                    -       (352)        -
   Sale/leaseback arrangements                        -        502        272
   Investment in international operations            (57)     (434)      (198)
   Other investing activities                        291       226        (86)
Net cash used in investing activities             (3,332)   (3,792)    (4,486)
Cash flows from financing activities:
   Increase (decrease) in commercial paper           660       220        (14)
   Proceeds from issuance of long-term debt        1,004     1,250      3,108
   Dividends paid                                   (458)     (391)      (299)
   Payment of long-term debt                        (126)      (37)       (19)
   Payment of capital lease obligations              (81)      (70)      (437)
   Other financing activities                        (12)      (61)       (40)
Net cash provided by financing activities            987       911      2,299
Net increase in cash and cash equivalents             38        25          8
Cash and cash equivalents at beginning of year        45        20         12
Cash and cash equivalents at end of year       $      83 $      45  $      20

Supplemental disclosure of cash flow information:
   Income tax paid                             $   1,785 $   1,390  $   1,366
   Interest paid                                     866       658        450
   Capital lease obligations incurred                365       193        162

[FN]
See accompanying notes.


Notes to Consolidated Financial Statements

1  Summary of Significant Accounting Policies

Segment information
The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Puerto Rico, Canada, and Argentina, and through joint ventures in Mexico and Brazil.

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

Interest during construction
In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant, and equipment is capitalized. Interest costs capitalized were $50 million, $70 million, and $65 million in 1996, 1995, and 1994, respectively.

Depreciation and amortization
Depreciation and amortization for financial statement purposes is provided on the straight-line method over the estimated useful lives of the various assets. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences.

Long-lived assets
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

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

Estimates and assumptions
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):
Fiscal years ended January 31,               1996      1995      1994
Maximum amount outstanding at month-end     $3,686    $2,729    $2,395
Average daily short-term borrowings          2,106     1,693     1,247
Weighted average interest rate                 5.9%      4.4%      3.0%

    On January 31, 1996, the Company had committed lines of credit of $1,900 million and informal lines of credit totaling an additional $2,450 million with 35 banks, which were used to support short-term borrowings and commercial paper.

    Short-term borrowings under these lines of credit bear interest at or below the prime rate.

    Long-term debt at January 31 consists of
    (amounts in millions):
                                                             1996       1995
8 5\8%         Notes due April 2001                        $   750   $   750
5 7\8%         Notes due October 2005                          750       750
9 1\10%        Notes due July 2000                             500       500
5 1\2%         Notes due September 1997                        500       500
6 1\8%         Notes due October 1999                          500       500
5 1\2%         Notes due March 1998                            500       500
6 1\2%         Notes due June 2003                             500       500
7 1\4%         Notes due June 2013                             500       500
7 1\2%         Notes due May 2004                              500       500
7 8\10%-8 1\4% Obligations from sale/leaseback
                 transactions due 2014                         478       484
7% - 8%        Obligations from sale/leaseback
                  transactions due 2013                        318       322
6 3\4%         Notes due May 2002                              300        -
6 3\8%         Notes due March 2003                            250       250
6 3\4%         Notes due October 2023                          250       250
8%             Notes due September 2006                        250       250
8 1\2%         Notes due September 2024                        250       250
6 7\8%         Eurobond due June 1999                          250       250
5 1\8%         Eurobond due October 1998                       250       250
7%             Eurobond due April 1998                         250        -
6 1\8%         Eurobond due November 2000                      250        -
6 3\4%         Eurobond due May 2002                           200        -
8%             Notes due May 1996                                -       250
10 7\8%        Debentures due August 2000                        -       100
               Other                                           212       215
                                                            $8,508    $7,871

    Long-term debt is unsecured except for $213 million which is collateralized by property with an aggregate carrying value of approximately $351 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal years ending                                        Annual
January 31,                                               maturity
1997                                                      $  271
1998                                                         525
1999                                                       1,025
2000                                                         807
2001                                                       2,065
Thereafter                                                 4,086

    The Company has agreed to observe certain covenants under the terms of its note and debenture agreements the most restrictive of which relates to amounts of additional secured debt and long-term leases.

    The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 1996 are (in millions):

Fiscal years ending                                         Minimum
January 31,                                                 Rentals
1997                                                        $   72
1998                                                            76
1999                                                            76
2000                                                           104
2001                                                           100
Thereafter                                                   1,009

    The fair value of the Company's long-term debt approximates $8,960 million based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying amount of the short-term borrowings approximates fair value.

    As of January 31, 1996 and 1995, the Company had letters of credit outstanding totaling $551 and $580 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

    The Company has guaranteed the indebtedness of a joint venture for the development of real estate in Puerto Rico. On January 31, 1996, the amount guaranteed was approximately $85 million. The Company does not anticipate any joint venture defaults.

    Under shelf registration statements previously filed with the Securities and Exchange Commission, the Company may issue debt securities aggregating $751 million.


3  Defined Contribution Plan

The Company maintains a profit sharing plan under which most full and many part-time Associates become participants following one year of employment. Annual contributions, based on the profitability of the Company, are made at the sole discretion of the Company. Contributions were $204 million, $175 million, and $166 million in 1996, 1995, and 1994, respectively.


4  Income Taxes

The income tax provision consists of the following
(in millions):
                                  1996      1995      1994
Current:
Federal                           $1,342    $1,394    $1,193
State and local                      188       178       132
Total current tax provision        1,530     1,572     1,325
Deferred:
     Federal                          61         7        30
     State and local                  15         2         3
Total deferred tax provision          76         9        33
Total provision for income taxes  $1,606    $1,581    $1,358

    Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

                                        1996      1995      1994
Deferred tax liabilities:
   Property, plant, and equipment       $617      $518      $408
   Inventory                             135        88        38
   Other                                  19         8         9
Total deferred tax liabilities           771       614       455
Deferred tax assets:
   Amounts accrued for financial
     reporting purposes not yet
     deductible for tax purposes         204       230       114
   Capital leases                        147       114        95
   Other                                 150        33        18
Total deferred tax assets                501       377       227
Net deferred tax liabilities            $270      $237      $228


   A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

                                        1996      1995      1994
Statutory tax rate                      35.0%     35.0%     35.0%
State income taxes,
  net of federal income tax benefit      3.1       2.7       2.4
Other                                   (1.1)     (0.6)     (0.6)
Effective tax rate                      37.0%     37.1%     36.8%


5  Acquisitions

In two unrelated cash transactions during fiscal 1994, the Company acquired selected assets of PACE Membership Warehouses, Inc., including the right to operate 107 of PACE's former locations, for $830 million, recording $336 million of goodwill which is being amortized over 25 years.

    In fiscal 1995, the Company acquired selected assets related to 122 Woolco stores in Canada from Woolworth Canada, Inc., a subsidiary of Woolworth Corporation, for approximately $352 million, recording $221 million of leasehold and location value which is being amortized over 20 years. These transactions have been accounted for as purchases. The results of operations for the acquired units since the dates of their acquisitions have been included in the Company's results. Pro forma results of operations are not presented due to insignificant differences from the historical results.

6  Stock Option Plans

At January 31, 1996, 75 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire 10 years from the date of grant. Options granted prior to November 1995 may be exercised in nine annual installments. Options granted after November 1995 may be exercised in seven annual installments. Further information concerning the options is as follows:

                                              Option price
                                  Shares        per share         Total
Shares under option
      January 31, 1993          14,464,000     $ 1.43-30.82   $234,860,000
          Options Granted        3,550,000      25.00-27.25     90,377,000
          Options Cancelled       (803,000)      1.43-30.82    (17,325,000)
          Options Exercised     (1,335,000)      1.43-30.82     (9,664,000)
      January 31, 1994          15,876,000       1.43-30.82    298,248,000
          Options Granted        4,125,000      21.63-26.75     95,689,000
          Options Cancelled     (1,013,000)      1.43-30.82    (23,127,000)
          Options Exercised     (1,019,000)      2.08-27.25     (7,829,000)
      January 31, 1995          17,969,000       2.78-30.82    362,981,000
          Options Granted        7,114,000      23.50-24.75    167,959,000
          Options Cancelled     (1,953,000)      3.75-30.82    (43,873,000)
          Options Exercised     (1,101,000)      2.78-25.38     (9,678,000)
      January 31, 1996          22,029,000     $ 2.78-30.82   $477,389,000
      (5,011,000 shares exerciseable)

      Shares available for option
          January 31, 1995      58,107,000
          January 31, 1996      52,946,000

7  Long-term Lease Obligations

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses, and contingent rentals) under all operating leases were $531 million in 1996, $479 million in 1995, and $361 million in 1994. Aggregate minimum annual rentals at January 31, 1996, under non-cancelable leases are as follows (in millions):

Fiscal                                  Operating       Capital
years                                     leases         leases
1997                                     $   382        $   263
1998                                         417            285
1999                                         358            284
2000                                         343            282
2001                                         317            279
Thereafter                                 3,117          3,087
Total minimum rentals                     $4,934          4,480

Less estimated executory costs                               83
Net minimum lease payments                                4,397
Less imputed interest at rates
  ranging from 6.1% to 14.0%                              2,236
Present value of minimum lease payments                  $2,161


Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $41 million, $42 million, and $27 million in 1996, 1995, and 1994, respectively.
Substantially all of the store leases have renewal options for additional terms from five to 25 years at comparable rentals.

    The Company has entered into lease commitments for land and buildings for 34 future locations. These lease commitments with real estate developers or through sale/leaseback arrangements provide for minimum rentals for 20 to 25 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $32 million annually over the lease terms.


8  Quarterly Financial Data (Unaudited)

                                        Quarters ended
Amounts in millions
(except per share information)
1996                   April 30,   July 31,   October 31,  January 31,
Net sales                $20,440   $22,723     $22,913       $27,551
Cost of sales             16,196    18,095      18,176        22,097
Net income                   553       633         612           942
Net income per share     $   .24   $   .28     $   .27       $   .41

1995
Net sales                $17,686   $19,942     $20,418       $24,448
Cost of sales             14,063    15,960      16,201        19,362
Net income                   498       565         588         1,030
Net income per share     $   .22   $   .25     $   .26       $   .45

Market Price Of Common Stock

                     Fiscal years ended January 31,
                       1996               1995
Quarter           High       Low      High      Low
April 30         $26.00    $23.13    $29.13    $24.00
July 31           27.50     23.00     25.88     22.75
October 31        26.00     21.63     26.00     22.75
January 31        24.75     19.25     24.13     20.88

Dividends Paid Per Share
                         Fiscal years ended January 31,
                                 Quarterly
           1996                              1995
April 14        $0.0500             April 14        $0.0425
July 10          0.0500             July 8           0.0425
October 3        0.0500             October 3        0.0425
January 5        0.0500             January 5        0.0425