Form 10-K, Exhibit 13
period 1997-01-31
WAL MART STORES INC
filed 1997-04-21
CIK 104169

Fiscal 1997 End of Year Store Counts
                         Discount                              Sam's
                          Stores         Supercenters          Clubs
Alabama                      54               22                 8
Alaska                        3                0                 3
Arizona                      33                0                 6
Arkansas                     54               22                 4
California                   95                0                24
Colorado                     32                4                10
Connecticut                   9                0                 3
Delaware                      2                1                 1
Florida                     109               23                31
Georgia                      65               22                15
Hawaii                        5                0                 1
Idaho                         9                0                 1
Illinois                     98                8                24
Indiana                      62               11                14
Iowa                         45                0                 7
Kansas                       44                3                 5
Kentucky                     53               15                 5
Louisiana                    58               17                 9
Maine                        19                0                 3
Maryland                     21                0                10
Massachusetts                25                0                 4
Michigan                     44                0                21
Minnesota                    33                0                 9
Mississippi                  45               11                 4
Missouri                     79               29                11
Montana                       7                0                 1
Nebraska                     13                4                 3
Nevada                       10                0                 2
New Hampshire                16                0                 4
New Jersey                   14                0                 6
New Mexico                   19                0                 3
New York                     48                5                17
North Carolina               82                3                14
North Dakota                  8                0                 2
Ohio                         77                0                22
Oklahoma                     61               17                 6
Oregon                       20                0                 0
Pennsylvania                 49               10                18
Rhode Island                  5                0                 1
South Carolina               46                6                 8
South Dakota                  8                0                 2
Tennessee                    63               25                10
Texas                       173               69                51
Utah                         14                0                 5
Vermont                       3                0                 0
Virginia                     35               14                10
Washington                   18                0                 2
West Virginia                12                3                 3
Wisconsin                    54                0                11
Wyoming                       9                0                 2

U.S. TOTAL                1,960              344               436

Alberta                      14                0                 0
British Columbia             12                0                 0
Manitoba                      9                0                 0
New Brunswick                 4                0                 0
Newfoundland                  7                0                 0
Nova Scotia                   7                0                 0
NW Territories                1                0                 0
Ontario                      50                0                 0
Quebec                       24                0                 0
Saskatchewan                  8                0                 0

CANADA TOTAL                136                0                 0

Argentina                     0                3                 3
Brazil                        0                2                 3
Mexico                      106*              18                28
Puerto Rico                   7                0                 4
China                         0                1                 1
Indonesia                     0                2                 0

INT'L. TOTAL                249               26                39

GRAND TOTAL               2,209              370               475

[FN]
*Includes 3 Superamas, 25 Bodegas, 4 Aurreras, 67 Vips and 7 Suburbias

11-Year Financial Summary
(Dollar amounts in millions except per share data)
                         1997      1996      1995      1994      1993
Operating Results
Net sales             $104,859   $93,627   $82,494   $67,344  $55,484
Net sales increase          12%       13%       22%       21%      26%
Comparative store
  sales increase             5%        4%        7%        6%      11%
Other income-net         1,287     1,122       918       641      501
Cost of sales           83,663    74,564    65,586    53,444   44,175
Operating, selling,
  and general and
  administrative
  expenses              16,788    14,951    12,858    10,333    8,321
Interest costs:
    Debt                   629       692       520       331      143
    Capital leases         216       196       186       186      180
Provision for income
  taxes                  1,794     1,606     1,581     1,358    1,171
Net income               3,056     2,740     2,681     2,333    1,995
Per share of common stock:
    Net income           $1.33      1.19      1.17      1.02      .87
    Dividends              .21       .20       .17       .13      .11

Financial Position
Current assets         $17,993   $17,331   $15,338   $12,114  $10,198
Inventories at
  replacement cost      16,193    16,300    14,415    11,483    9,780
Less LIFO reserve          296       311       351       469      512
Inventories at
  LIFO cost             15,897    15,989    14,064    11,014    9,268
Net property, plant
  and equipment and
  capital leases        20,324    18,894    15,874    13,176    9,793
Total assets            39,604    37,541    32,819    26,441   20,565
Current liabilities     10,957    11,454     9,973     7,406    6,754
Long-term debt           7,709     8,508     7,871     6,156    3,073
Long-term obligations
  under capital leases   2,307     2,092     1,838     1,804    1,772
Shareholders' equity    17,143    14,756    12,726    10,753    8,759

Financial Ratios
Current ratio              1.6       1.5       1.5       1.6      1.5
Inventories/
  working capital          2.3       2.7       2.6       2.3      2.7
Return on assets*          7.9%      7.8%      9.0%      9.9%    11.1%
Return on shareholders'
  equity*                 19.2%     19.9%     22.8%     23.9%    25.3%

Other Year-End Data
Number of Domestic
  Wal-Mart stores        1,960     1,995     1,985     1,950    1,848
Number of Domestic
  Supercenters             344       239       147        72       34
Number of Domestic
  SAM'S Clubs              436       433       426       417      256
International units        314       276       226        24       10
Average Wal-Mart
  store size            92,600    91,100    87,600    83,900   79,800
Number of Associates   728,000   675,000   622,000   528,000  434,000
Number of Shareholders
  of Record            257,215   244,483   259,286   257,946  180,584

[FN]
* On average balances.

11-Year Financial Summary
(Dollar amounts in millions except per share data)
                         1992      1991      1990      1989      1988     1987
Operating Results
Net sales              $43,887   $32,602   $25,811   $20,649   $15,959  $11,909
Net sales increase          35%       26%       25%       29%       34%      41%
Comparative store
  sales increase            10%       10%       11%       12%       11%      13%
Other income-net           403       262       175       137       105       85
Cost of sales           34,786    25,500    20,070    16,057    12,282    9,053
Operating, selling,
  and general and
  administrative
  expenses               6,684     5,152     4,070     3,268     2,599    2,008
Interest costs:
    Debt                   113        43        20        36        25       10
    Capital leases         153       126       118        99        89       76
Provision for income
  taxes                    945       752       632       488       441      396
Net income               1,609     1,291     1,076       838       628      451
Per share of common stock:
    Net income             .70       .57       .48       .37       .28      .20
    Dividends              .09       .07       .06       .04       .03      .02

Financial Position
Current assets          $8,575    $6,415    $4,713    $3,631    $2,905   $2,353
Inventories at
  replacement cost       7,857     6,207     4,751     3,642     2,855    2,185
Less LIFO reserve          473       399       323       291       203      154
Inventories at
  LIFO cost              7,384     5,808     4,428     3,351     2,652    2,031
Net property, plant
  and equipment and
  capital leases         6,434     4,712     3,430     2,662     2,145    1,676
Total assets            15,443    11,389     8,198     6,360     5,132    4,049
Current liabilities      5,004     3,990     2,845     2,066     1,744    1,340
Long-term debt           1,722       740       185       184       186      179
Long-term obligations
  under capital leases   1,556     1,159     1,087     1,009       867      764
Shareholders' equity     6,990     5,366     3,966     3,008     2,257    1,690

Financial Ratios
Current ratio              1.7       1.6       1.7       1.8       1.7      1.8
Inventories/
  working capital          2.1       2.4       2.4       2.1       2.3      2.0
Return on assets*         12.0%     13.2%     14.8%     14.6%     13.7%    12.6%
Return on shareholders'
  equity*                 26.0%     27.7%     30.9%     31.8%     31.8%    30.4%

Other Year-End Data
Number of Domestic
  Wal-Mart stores        1,714     1,568     1,399     1,259     1,114      980
Number of Domestic
  Supercenters              10         9         6         3         2
Number of Domestic
  SAM'S Clubs              208       148       123       105        84       49
International units
Average Wal-Mart
  store size            74,700    70,700    66,400    63,500    61,500   59,000
Number of Associates   371,000   328,000   271,000   223,000   183,000  141,000
Number of Shareholders
  of Record            150,242   122,414    79,929    80,270    79,777   32,896

[FN]
* On average balances.


Management's Discussion and Analysis

Results of Operations
Increases (Decreases) In Consolidated Operating Results Over Prior Year
(Dollars in millions, except per share data)
                                        1997                      1996
                                  Amount      %              Amount        %
Revenues:
   Net sales                     $11,232      12%            $11,133      13%
   Other income-net                  165      15%                204      22%
                                  11,397      12%             11,337      14%
Costs and Expenses:
   Cost of sales                   9,099      12%              8,978      14%
   Operating, selling and general
   and administrative expenses     1,837      12%              2,093      16%
Interest Costs:
   Debt                              (63)     (9%)               172      33%
   Capital leases                     20      10%                 10       5%
                                  10,893      12%             11,253      14%
Income Before Income Taxes           504      12%                 84       2%
Provision for Income Taxes           188      12%                 25       2%
Net Income                          $316      12%                $59       2%
Net Income Per Share                $.14      12%               $.02       2%

Net Sales
     The sales increase in fiscal 1997 was attributable to the Company's expansion program and comparative store sales increases of 5%. Expansion for fiscal 1997 included the opening of 59 Wal-Mart stores, 105 Supercenters (including the conversion of 92 Wal-Mart stores), 9 SAM'S Clubs, and 38 international units. The majority of the sales increase resulted from Wal-Mart stores and Supercenters while International sales grew to approximately 4.8% of the total sales in fiscal 1997 from 4.0% in fiscal 1996.
 SAM'S Club sales as a percentage of total sales decreased from 20.4% in fiscal 1996 to 18.9% in fiscal 1997.
     The sales increase of 13% in fiscal 1996 was attributable to the Company's expansion program and comparative store sales increases of 4%. Expansion for fiscal 1996 included the opening of 92 Wal-Mart stores, 92 Supercenters (including the conversion of 80 Wal-Mart stores), 9 SAM'S Clubs and 50 International units. International sales accounted for approximately 2.1% of the sales increase with the remainder primarily attributable to Wal-Mart stores and Supercenters. SAM'S Club sales as a percentage of total sales decreased from 22.9% in fiscal 1995 to 20.4% in fiscal 1996.

Costs and Expenses
     Cost of sales as a percentage of sales increased .2% in fiscal 1997 and .1% in fiscal 1996 when compared to the preceding year. The increase in fiscal 1997 is due in part to one-time markdowns in the third quarter resulting from a strategic decision to reduce the merchandise assortment in selected categories. Cost of sales also increased approximately .3% due to a larger percentage of consolidated sales from departments within Wal-Mart stores which have lower markon percents, and to the Company's continuing commitment of always providing low prices. These increases were offset by approximately .2% because SAM'S Club comprised a lower percentage of consolidated sales in 1997 at a lower contribution to gross margin than the stores. The increase in fiscal 1996 was due to lower initial markons and a larger percentage of consolidated sales from departments within Wal-Mart stores which have lower markon percents. This increase is offset by approximately .3% because SAM'S Club comprised a lower percentage of consolidated sales in 1996 at a lower contribution to gross margin than the stores.
     Operating, selling and general and administrative expenses as a percentage of sales were flat in fiscal 1997 when compared to fiscal 1996 and increased .4% in fiscal 1996 when compared to fiscal 1995. As sales in SAM'S Club decreased as a percentage of total sales, the Company's operating, selling and general and administrative expenses as a percentage of sales increased approximately .1% due to a lower expense to sales percentage at SAM'S Club compared to the stores and Supercenters. This increase was offset through expense control in all of the operating formats. Approximately .2% of the increase in fiscal 1996 was due to increases in payroll and related benefit costs. The remainder of the increase resulted primarily from a lower percentage of sales attributable to SAM'S Club and a higher percentage of sales attributable to international operations. SAM'S Club operating, selling and general and administrative expenses as a percentage of sales were lower than the Wal-Mart stores and Supercenters while international expenses were slightly higher.
     The Company adopted Statement of Financial Accounting Standard (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in fiscal 1997. The statement requires entities to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, an impairment loss shall be recognized. The Company's existing accounting policies were such that this pronouncement did not materially affect the Company's financial position or results of operations.

Interest Cost
     Interest cost decreased in fiscal 1997 compared to fiscal 1996 due to lower average daily short-term borrowings and through retirement of maturing debt. The Company was able to reduce short-term debt through enhanced operating cash flows and lower capital spending. Interest cost increased in fiscal 1996 compared to 1995 due to increased indebtedness and increased average short-term borrowing rates. The increased indebtedness was primarily due to the Company's expansion program. See Note 2 of Notes to Consolidated Financial Statements for additional information on interest and debt.

International Operations
     The Company has wholly owned operations in Argentina, Canada and Puerto Rico, and through joint ventures in Brazil, China and Mexico. International operations remain immaterial to total Company operations. However, their sales growth in fiscal 1997 exceeded all other operating formats. As a group, the international operations were profitable in fiscal 1997.

Liquidity and Capital Resources
Cash Flow Information
     Cash flow provided from operations was $5.9 billion in fiscal 1997, up from $2.4 billion in fiscal 1996. The increase was primarily due to a greater emphasis on inventory management that resulted in lowering unit inventory levels. Although consolidated net sales increased by 12% in fiscal 1997, consolidated inventories decreased slightly from the prior year end. After funding capital expenditures of more than $2.6 billion, operating cash flow provided an excess of almost $3.3 billion. This enabled the Company to reduce short-term borrowings, retire maturing debt and pay dividends. At January 31, 1997, the Company eliminated short term borrowings and had $883 million invested in cash and cash equivalents. The Company anticipates that cash flows from operations will continue to exceed future capital expenditures. The excess cash flows generated may be used to purchase Company stock, pay dividends or for other investing or financing needs.

Company Stock Purchases and Common Stock Dividends
     In fiscal 1997, the Company purchased over 8 million shares of its common stock for $208 million. Subsequent to January 31, 1997, the Company announced plans to purchase up to $2 billion of its common stock over the next 18 months. Additionally, the Company increased the dividend 29% to $.27 per share for fiscal 1998.

Expansion
     Domestically, the Company plans to open approximately 50 new Wal-Mart stores, and 100 Supercenters. Approximately 70 of the Supercenters will come from relocations or expansions of existing Wal-Mart stores. The Company also plans to open 5 to 10 new SAM'S Clubs and 4 distribution centers. International expansion includes 30 to 35 new Wal-Mart stores, Supercenters, and SAM'S Clubs in Argentina, Brazil, Canada, China, Mexico and Puerto Rico. Total planned capital expenditures for 1998 approximates $3 billion. The Company plans to primarily finance expansion with operating cash flows.

Borrowing Information
     The Company had committed lines of credit of $2,450 million with 34 banks and informal lines with various banks totaling an additional $2,450 million which were used to support short-term borrowing and commercial paper. These lines of credit and their anticipated cyclical increases will be sufficient to finance the seasonal buildups in merchandise inventories and for other cash requirements.
     The Company anticipates generating sufficient operating cash flow to fund all capital expenditures and accordingly, does not plan to finance future capital expenditures with debt. However, the Company may desire to obtain long-term financing for other uses of cash or for strategic reasons. The Company foresees no difficulty in obtaining long-term financing in view of its excellent credit rating and favorable experiences in the debt market in the past few years. In addition to the available credit lines mentioned above, the Company may sell up to $751 million of public debt under shelf registration statements previously filed with the Securities and Exchange Commission.

Foreign Currency Translation
     All foreign operations are measured in their local currencies with the exception of Brazil, operating in a highly inflationary economy, which reports operations using U.S. dollars. Beginning in fiscal 1998, Mexico will report as a highly inflationary economy. All foreign operations as a group are immaterial to the Company's consolidated results of operations and financial position. In fiscal 1997, the foreign currency translation adjustment decreased by $12 million to $400 million primarily due to a favorable exchange rate in Canada. The cumulative foreign currency translation adjustments of $412 and $256 million in fiscal 1996 and 1995, respectively, were primarily due to operations in Mexico. The Company periodically purchases forward contracts on firm commitments to minimize the risk of foreign currency fluctuations. None of these contracts were significant during the year, and those outstanding at January 31, 1997 were insignificant to the Company's financial position. The Company minimizes its exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts on some known transactions.

Forward-Looking Statements
     Certain statements contained in Management's Discussion and Analysis and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, future revenues and future performance. The forward-looking statements are subject to risks and uncertainties, including, but not limited to, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, capital market conditions and other risks indicated in the Company's filings with the Securities and Exchange Commission. Actual results may materially differ from anticipated results described in these statements.

Consolidated Statements of Income
(Amounts in millions except per share data)
Fiscal years ended January 31,          1997          1996          1995
Revenues:
   Net sales                         $104,859       $93,627       $82,494
   Other income-net                     1,287         1,122           918
                                      106,146        94,749        83,412
Costs and Expenses:
   Cost of sales                       83,663        74,564        65,586
   Operating, selling and general
   and administrative expenses         16,788        14,951        12,858
Interest Costs:
   Debt                                   629           692           520
   Capital leases                         216           196           186
                                      101,296        90,403        79,150

Income Before Income Taxes              4,850         4,346         4,262
Provision for Income Taxes
   Current                              1,974         1,530         1,572
   Deferred                              (180)           76             9
                                        1,794         1,606         1,581
   Net Income                          $3,056        $2,740        $2,681
Net Income Per Share                    $1.33         $1.19         $1.17

[FN]
See accompanying notes.

Consolidated Balance Sheets
(Amounts in millions)
January 31,                                       1997        1996
Assets
Current Assets:
   Cash and cash equivalents                   $    883     $    83
   Receivables                                      845         853
   Inventories
      At replacement cost                        16,193      16,300
      Less LIFO reserve                             296         311
        Inventories at LIFO                      15,897      15,989
   Prepaid expenses and other                       368         406
      Total Current Assets                       17,993      17,331
Property, Plant and Equipment, at Cost:
   Land                                           3,689       3,559
   Building and improvements                     12,724      11,290
   Fixtures and equipment                         6,390       5,665
   Transportation equipment                         379         336
                                                 23,182      20,850
   Less accumulated depreciation                  4,849       3,752
      Net property, plant and equipment          18,333      17,098
   Property under capital lease                   2,782       2,476
   Less accumulated amortization                    791         680
      Net property under capital leases           1,991       1,796
Other Assets and Deferred Charges                 1,287       1,316
   Total Assets                                 $39,604     $37,541

Liabilities and Shareholders' Equity
Current Liabilities:
   Commercial paper                             $     -      $2,458
   Accounts payable                               7,628       6,442
   Accrued liabilities                            2,413       2,091
   Accrued income taxes                             298         123
   Long-term debt due within one year               523         271
   Obligations under capital leases
     due within one year                             95          69
      Total Current Liabilities                  10,957      11,454
Long-Term Debt                                    7,709       8,508
Long-Term Obligations Under Capital Leases        2,307       2,092
Deferred Income Taxes and Other                     463         400
Minority Interest                                 1,025         331
Shareholders' Equity
   Preferred stock ($.10 par value;
     100 shares authorized, none issued)
   Common stock ($.10 par value;
     5,500 shares authorized, 2,285
     and 2,293 issued and outstanding
     in 1997 and 1996, respectively)                228         229
   Capital in excess of par value                   547         545
   Retained earnings                             16,768      14,394
   Foreign currency translation adjustment         (400)       (412)
      Total Shareholders' Equity                 17,143      14,756
   Total Liabilities and Shareholders' Equity   $39,604     $37,541

[FN]
See accompanying notes.

Consolidated Statements of Shareholders' Equity
(Amounts in millions except per share data)
                                                                                 Foreign
                                                      Capital in                currency
                                   Number    Common    excess of   Retained   translation
                                  of shares   stock    par value   earnings    adjustment     Total
Balance - January 31, 1994          2,299     $230       $536       $9,987       $  -       $10,753
  Net income                                                         2,681                    2,681
  Cash dividends
    $.17 per share)                                                   (391)                    (391)
  Purchase of Company stock            (3)                 (4)         (64)                     (68)
  Foreign currency
    translation adjustment                                                         (256)       (256)
  Other                                 1                   7                                     7

Balance - January 31, 1995          2,297      230        539       12,213         (256)     12,726
  Net income                                                         2,740                    2,740
  Cash dividends
    ($.20 per share)                                                  (458)                    (458)
  Purchase of Company stock            (5)                 (4)        (101)                    (105)
  Foreign currency
    translation adjustment                                                         (156)       (156)
  Other                                 1       (1)        10                                     9

Balance - January 31, 1996          2,293      229        545       14,394         (412)     14,756
  Net income                                                         3,056                    3,056
  Cash dividends
    ($.21 per share)                                                  (481)                    (481)
  Purchase of Company stock            (8)                 (7)        (201)                    (208)
  Foreign currency
    translation adjustment                                                           12          12
  Other                                         (1)         9                                     8

Balance - January 31, 1997          2,285     $228       $547      $16,768        $(400)    $17,143

[FN]
See accompanying notes.

Consolidated Statements of Cash Flows
(Amounts in millions)
Fiscal years ended January 31,                    1997        1996        1995
Cash flows from operating activities
  Net income                                   $ 3,056      $ 2,740     $ 2,681
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization                  1,463        1,304       1,070
  Increase in accounts receivable                  (58)         (61)        (84)
  Decrease/(increase) in inventories                99       (1,850)     (3,053)
  Increase in accounts payable                   1,208          448       1,914
  Increase in accrued liabilities                  430           29         496
  Deferred income taxes                           (180)          76           9
  Other                                            (88)        (303)       (127)
Net cash provided by operating activities        5,930        2,383       2,906
Cash flows from investing activities
  Payments for property, plant
    and equipment                               (2,643)      (3,566)     (3,734)
  Proceeds from sale of photo
    finishing plants                               464
  Acquisition of assets from
    Woolworth Canada, Inc.                                                 (352)
  Sale/leaseback arrangements                                               502
  Other investing activities                       111          234        (208)
Net cash used in investing activities           (2,068)      (3,332)     (3,792)
Cash flows from financing activities
  (Decrease)/increase in commercial paper       (2,458)         660         220
  Proceeds from issuance of long-term debt                    1,004       1,250
  Net proceeds from formation of real
    estate investment trust (REIT)                 632
   Purchase of Company stock                      (208)        (105)        (68)
   Dividends paid                                 (481)        (458)       (391)
   Payment of long-term debt                      (541)        (126)        (37)
   Payment of capital lease obligations            (74)         (81)        (70)
   Other financing activities                       68           93           7
Net cash (used in)/provided by
 financing activities                           (3,062)         987         911

Net increase in cash and cash equivalents          800           38          25
Cash and cash equivalents at beginning
 of year                                            83           45          20
Cash and cash equivalents at end of year       $   883      $    83     $    45
Supplemental disclosure of cash flow
 information
  Income tax paid                              $ 1,791      $ 1,785     $ 1,390
  Interest paid                                    851          866         658
  Capital lease obligations incurred               326          365         193

[FN]
See accompanying notes.


Notes To Consolidated Financial Statements

1  Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Segment Information
The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada and Puerto Rico, and through joint ventures in Brazil, China and Mexico.

Cash and Cash Equivalents
The Company considers investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories
Inventories are stated principally at cost (last-in, first-out), which is not in excess of market, using the retail method for inventories in Wal-Mart stores and Supercenters.

Pre-opening Costs
Costs associated with the opening of stores are expensed during the first full month of operations. The costs are carried as prepaid expenses prior to the store opening.

Interest during Construction
In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $44 million, $50 million and $70 million in 1997, 1996 and 1995, respectively.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes is provided on the straight-line method over the estimated useful lives of the various assets. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences.

Long-Lived Assets
In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement requires entities to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, an impairment loss shall be recognized. Due to the Company's previous accounting policies, this pronouncement had no material effect on the Company's financial position or results of operations.

Operating, Selling and General and Administrative Expenses
Buying, warehousing and occupancy costs are included in operating, selling and general and administrative expenses.

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

2  Commercial Paper and Long-Term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,                1997        1996        1995
Maximum amount outstanding at month-end     $ 2,209     $ 3,686     $ 2,729
Average daily short-term borrowings           1,091       2,106       1,693
Weighted average interest rate                  5.3%        5.9%        4.4%


At January 31, 1997, the Company had committed lines of credit of $2,450 million with 34 banks and informal lines of credit with various banks totaling an additional $2,450 million, which were used to support short-term borrowings and commercial paper. Short-term borrowings under these lines of credit bear interest at or below the prime rate.

Long-term debt at January 31, 1997, consist of (amounts in millions):
                                                    1997         1996
8 5/8%          Notes due April 2001             $   750      $   750
5 7/8%          Notes due October 2005               597          750
7 1/2%          Notes due May 2004                   500          500
9 1/10%         Notes due July 2000                  500          500
6 1/8%          Notes due October 1999               500          500
5 1/2%          Notes due March 1998                 500          500
7 8/10%-8 1/4%  Obligations from sale/leaseback
                  transactions due 201  4            466          478
6 1/2%          Notes due June 2003                  454          500
7 1/4%          Notes due June 2013                  445          500
7% - 8%         Obligations from sale/leaseback
                  transactions due 2013              314          318
6 3/4%          Notes due May 2002                   300          300
8 1/2%          Notes due September 2024             250          250
6 3/4%          Notes due October 2023               250          250
8%              Notes due September 2006             250          250
6 1/8%          Eurobond due November 2000           250          250
6 7/8%          Eurobond due June 1999               250          250
5 1/8%          Eurobond due October 1998            250          250
7 %             Eurobond due April 1998              250          250
6 3/8%          Notes due March 2003                 228          250
6 3/4%          Eurobond due May 2002                200          200
5 1/2%          Notes due September 1997                          500
                Other                                205          212
                                                 $ 7,709      $ 8,508

Long-term debt is unsecured except for $206 million which is collateralized by property with an aggregate carrying value of approximately $347 million. Annual maturities of long-term debt during the next 5 years are (in millions):

Fiscal year ending                  Annual
January 31,                       maturity
1998                             $    523
1999                                1,024
2000                                  806
2001                                2,018
2002                                   52
Thereafter                          3,809

The Company has agreed to observe certain covenants under the terms of its note and debenture agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land.

These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 1997 are (in millions):

Fiscal years ending              Minimum
January 31,                         rentals
1998                                 $   76
1999                                     76
2000                                    104
2001                                    100
2002                                     94
Thereafter                              915

The fair value of the Company's long-term debt approximates $7,836 million based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

At January 31, 1997 and 1996, the Company had letters of credit outstanding totaling $811 million and $551 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

Under shelf registration statements previously filed with the Securities and Exchange Commission the Company may issue debt securities aggregating $751 million.

The Company has entered into an interest rate swap on an obligation which amortizes through 2006.

The Company swapped a fixed rate of 6.97% for a variable short-term rate on a notional amount of $630 million amortizing down to $203 million with semi annual settlements. The variable rate was 5.45% at the last settlement. This interest rate swap is accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized. An increase in short term rates would cause the Company an insignificant additional interest cost.

3  Defined Contribution Plan

The Company maintains a profit sharing plan under which most full and many part-time Associates become participants following one year of employment. Annual contributions, based on the profitability of the Company, are made at the sole discretion of the Company. Contributions were $247 million, $204 million and $175 million in 1997, 1996 and 1995, respectively.

4  Income Taxes

The income tax provision consists of the following(in millions):
                                                 1997      1996      1995
Current
  Federal                                     $ 1,769   $ 1,342    $ 1,394
  State and local                                 201       188        178
  International                                     4
Total current tax provision                     1,974     1,530      1,572
Deferred
  Federal                                         (97)      119          7
  State and local                                  (9)       15          2
  International                                   (74)      (58)
Total deferred tax (benefit) provision           (180)       76          9
Total provision for income taxes              $ 1,794   $ 1,606    $ 1,581

     Items that give rise to significant portions of the deferred tax accounts at January 31, 1997, are as follows (in millions):

                                                 1997      1996      1995
Deferred tax liabilities:
Property, plant and equipment                 $   721   $   617   $   518
Inventory                                         145       135        88
Other                                              45        19         8
Total deferred tax liabilities                    911       771       614
Deferred tax assets:
Amounts accrued for financial
  reporting purposes not yet
  deductible for tax purposes                     295       204       230
International, principally
  asset basis difference                          231       101
Capital leases                                    169       147       114
Deferred revenue                                  113
Other                                              68        49        33
Total deferred tax assets                         876       501       377
Net deferred tax liabilities                  $    35   $   270   $   237

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

                                                 1997      1996      1995
Statutory tax rate                               35.0%     35.0%     35.0%
State income taxes,
   net of federal income tax benefit              2.2%      3.1%      2.7%
International                                    (1.3%)    (0.8%)
Other                                             1.1%     (0.3%)    (0.6%)
                                                 37.0%     37.0%     37.1%


5  Acquisitions

In fiscal 1995, the Company acquired selected assets related to 122 Woolco stores in Canada from Woolworth Canada, Inc., a subsidiary of Woolworth
Corporation, for approximately $352 million, recording $221 million of leasehold and location value which is being amortized over 20 years.

This transaction has been accounted for as a purchase. The results of operations for the acquired units since the dates of their acquisitions have been included in the Company's results. Pro forma results of operations are not presented due to the insignificant differences from the historical results.

6  Stock Option Plans

At January 31, 1997, 74 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire 10 years from the date of grant. Options granted prior to November
17, 1995, may be exercised in nine annual installments. Options granted on or after November 17, 1995, may be exercised in seven annual installments. The
Company has elected to follow Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement 123, "Accounting for Stock-Based
Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The effect of applying the fair value method of Statement 123 to the Company's option plan would result in net income and net income per share that are not materially different from the amounts reported in the Company's consolidated financial statements.

Further information concerning the options is as follows:

                                              Option price
                                    Shares       per share             Total
Shares under option
   January 31, 1994             15,876,000    $ 1.43-30.82      $298,248,000
   Options granted               4,125,000     21.63-26.75        95,689,000
   Options canceled             (1,013,000)     1.43-30.82       (23,127,000)
   Options exercised            (1,019,000)     2.08-27.25        (7,829,000)
   January 31, 1995             17,969,000      2.78-30.82       362,981,000
   Options granted               7,114,000     23.50-24.75       167,959,000
   Options canceled             (1,953,000)     3.75-30.82       (43,873,000)
   Options exercised            (1,101,000)     2.78-25.38        (9,678,000)
   January 31, 1996             22,029,000      4.94-30.82       477,389,000
   Options granted              11,466,000     22.25-25.25       265,931,000
   Options canceled             (2,110,000)     5.78-30.82       (49,109,000)
   Options exercised              (999,000)     4.94-25.75       (10,327,000)
   January 31, 1997             30,386,000    $ 6.50-30.82      $683,884,000
   (6,448,000 shares exerciseable)

Shares available for option
   January 31, 1996             52,946,000
   January 31, 1997             43,590,000

7  Long-term lease Obligations

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses, and contingent rentals) under all operating leases were $561 million, $531 million and $479 million in 1997, 1996 and 1995. Aggregate minimum annual rentals at January 31, 1997, under non-cancelable leases are as follows (in millions):

7  Long-term Lease Obligations

Fiscal                                         Operating          Capital
year                                              leases           leases
1998                                            $    435         $    317
1999                                                 379              316
2000                                                 364              314
2001                                                 332              311
2002                                                 321              311
Thereafter                                         2,913            3,245
Total minimum rentals                           $  4,744            4,814
Less estimated executory costs                                         79
Net minimum lease payments                                          4,735
Less imputed interest at rates ranging from 6.1% to 14.0%           2,333
Present value of minimum lease payments                           $ 2,402


Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $51 million, $41 million and $42 million in 1997, 1996 and 1995, respectively. Substantially all of the store leases have renewal options for additional terms from five to 25 years at comparable rentals.

The Company has entered into lease commitments for land and buildings for 30 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 years, excluding renewal options. If consummated based on current cost estimates, they will approximate $27 million annually over the lease terms.

8  Quarterly Financial Data (Unaudited)

Amounts in millions
  (except per share information)                 Quarters ended
1997                              April 30,   July 31,  October 31,  January 31,
Net sales                          $ 22,772    $ 25,587    $ 25,644   $ 30,856
Cost of sales                        18,064      20,376      20,450     24,773
Net income                              571         706         684      1,095
Net income per share                   $.25        $.31        $.30       $.48
1996
Net sales                          $ 20,440    $ 22,723    $ 22,913   $ 27,551
Cost of sales                        16,196      18,095      18,176     22,097
Net income                              553         633         612        942
Net income per share                   $.24        $.28        $.27       $.41

Listings       Stock Symbol: WMT
   New York Stock Exchange
   Pacific Stock Exchange
   Toronto Stock Exchange

Market Price of Common Stock

                  Fiscal years ended January 31,
                       1997                1996
Quarter             Hi      Low         Hi      Low
April 30         $ 24.50  $ 20.88    $ 26.00  $ 23.13
July 31          $ 26.25  $ 22.88    $ 27.50  $ 23.00
October 31       $ 28.13  $ 24.50    $ 26.00  $ 21.63
January 31       $ 27.00  $ 22.13    $ 24.75  $ 19.25

Dividends Paid Per Share

            Fiscal years ended January 31,
                      Quarterly
         1997                           1996
April 8          $ 0.0525        April 14         $ 0.05
July 8           $ 0.0525        July 10          $ 0.05
October 7        $ 0.0525        October 3        $ 0.05
January 17       $ 0.0525        January 5        $ 0.05