Form 10-K/A, Exhibit 13
period 1997-01-31
WAL MART STORES INC
filed 1997-06-20
CIK 104169

Wal-Mart Stores, Inc. Annual Report - Page 19

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

                Wal-Mart Stores, Inc. Annual Report - Pages 22-23

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

[FN]
* On average balances.

                Wal-Mart Stores, Inc. Annual Report - Page 24-26

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

                  Wal-Mart Stores, Inc. Annual Report - Page 26

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

[FN]
See accompanying notes.

                  Wal-Mart Stores, Inc. Annual Report - Page 27

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

[FN]
See accompanying notes.

                  Wal-Mart Stores, Inc. Annual Report - Page 28

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

[FN]
See accompanying notes.

                  Wal-Mart Stores, Inc. Annual Report - Page 29

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

[FN]
See accompanying notes.

                Wal-Mart Stores, Inc. Annual Report - Pages 30-34

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

8  Quarterly Financial Data (Unaudited)

Amounts in millions                                Quarters ended
  (except per share information)  April 30,   July 31,  October 31,  January 31,
1997
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

                  Wal-Mart Stores, Inc. Annual Report - Page 35

Report of
Independent Auditors

The Board of Directors and Shareholders
Wal-Mart Stores, Inc.

     We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. and Subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. and Subsidiaries at January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

                                        /s/Ernst & Young

Tulsa, Oklahoma
March 21, 1997

                  Wal-Mart Stores, Inc. Annual Report - Page 37

Listings       Stock Symbol: WMT
   New York Stock Exchange
   Pacific Stock Exchange
   Toronto Stock Exchange

Market Price of Common Stock

                  Fiscal years ended January 31,
                     1997             1996
Quarter            Hi      Low      Hi      Low
April 30         $24.50  $20.88    $26.00  $23.13
July 31          $26.25  $22.88    $27.50  $23.00
October 31       $28.13  $24.50    $26.00  $21.63
January 31       $27.00  $22.13    $24.75  $19.25

Dividends Paid Per Share

            Fiscal years ended January 31,
                      Quarterly
         1997                           1996
April 8          $ 0.0525        April 14         $ 0.05
July 8           $ 0.0525        July 10          $ 0.05
October 7        $ 0.0525        October 3        $ 0.05
January 17       $ 0.0525        January 5        $ 0.05