Form 10-K, Exhibit 13
period 1998-01-31
WAL MART STORES INC
filed 1998-04-23
CIK 104169

Wal-Mart Stores, Inc. Annual Report - Page 15

Fiscal 1998 End of Year Store Counts
                         Discount                             Sam's
                          Stores         Supercenters          Club
Alabama                      50               27                 8
Alaska                        3                0                 3
Arizona                      34                0                 7
Arkansas                     50               27                 4
California                  100                0                24
Colorado                     31                5                10
Connecticut                  14                0                 3
Delaware                      2                1                 1
Florida                     102               33                31
Georgia                      62               25                16
Hawaii                        5                0                 1
Idaho                         9                0                 1
Illinois                     95               11                24
Indiana                      60               15                14
Iowa                         43                2                 7
Kansas                       40                8                 5
Kentucky                     45               23                 5
Louisiana                    56               19                 9
Maine                        19                0                 3
Maryland                     22                1                10
Massachusetts                27                0                 3
Michigan                     45                0                21
Minnesota                    34                0                 9
Mississippi                  42               14                 4
Missouri                     79               30                12
Montana                       9                0                 1
Nebraska                     13                5                 3
Nevada                       13                0                 2
New Hampshire                17                0                 4
New Jersey                   16                0                 6
New Mexico                   16                3                 3
New York                     51                5                18
North Carolina               78                8                14
North Dakota                  8                0                 2
Ohio                         77                4                23
Oklahoma                     57               21                 6
Oregon                       23                0                 0
Pennsylvania                 49               12                18
Rhode Island                  6                0                 1
South Carolina               41               12                 9
South Dakota                  8                0                 2
Tennessee                    57               30                11
Texas                       169               72                52
Utah                         14                0                 5
Vermont                       3                0                 0
Virginia                     31               21                10
Washington                   20                0                 2
West Virginia                12                6                 3
Wisconsin                    55                1                11
Wyoming                       9                0                 2

U.S. TOTAL                1,921              441               443

Alberta                      16                0                 0
British Columbia             12                0                 0
Manitoba                      9                0                 0
New Brunswick                 4                0                 0
Newfoundland                  7                0                 0
Nova Scotia                   7                0                 0
NW Territories                1                0                 0
Ontario                      52                0                 0
Quebec                       28                0                 0
Saskatchewan                  8                0                 0

CANADA TOTAL                144                0                 0

Argentina                     0                6                 3
Brazil                        0                5                 3
Mexico                      347*              27                28
Puerto Rico                   9                0                 5
China                         0                2                 1
Germany                       0               21                 0

INT'L. TOTAL                500               61                40

GRAND TOTAL               2,421              502               483

[FN]
*Includes 36 Superamas, 62 Bodegas, 33 Aurreras, 178 Vips and 38 Suburbias


          Wal-Mart Stores, Inc. Annual Report - Pages 20 and 21

11-YEAR FINANCIAL SUMMARY

(Dollar amounts in millions except per share data)
                         1998      1997      1996      1995      1994
Net sales            $117,958  $104,859  $ 93,627  $ 82,494  $ 67,344
Net sales increase         12%       12%       13%       22%       21%
Comparative store
  sales increase            6%        5%        4%        7%        6%
Other income-net        1,341     1,319     1,146       914       645
Cost of sales          93,438    83,510    74,505    65,586    53,444
Operating, selling
  and general and
  administrative
  expenses             19,358    16,946    15,021    12,858    10,333
Interest costs:
    Debt                  555       629       692       520       331
    Capital leases        229       216       196       186       186
Provision for income
  taxes                 2,115     1,794     1,606     1,581     1,358
Minority interest
  and equity in
  unconsolidated
  subsidiaries            (78)      (27)      (13)        4        (4)
Net income              3,526     3,056     2,740     2,681     2,333
Per share of common stock:
    Net income - Basic
      and Dilutive      $1.56      1.33      1.19      1.17      1.02
    Dividends            0.27      0.21       .20       .17       .13

Financial Position
Current assets       $ 19,352  $ 17,993  $ 17,331  $ 15,338  $ 12,114
Inventories at
  replacement cost     16,845    16,193    16,300    14,415    11,483
Less LIFO reserve         348       296       311       351       469
Inventories at
  LIFO cost            16,497    15,897    15,989    14,064    11,014
Net property, plant
  and equipment and
  capital leases       23,606    20,324    18,894    15,874    13,176
Total assets           45,384    39,604    37,541    32,819    26,441
Current liabilities    14,460    10,957    11,454     9,973     7,406
Long-term debt          7,191     7,709     8,508     7,871     6,156
Long-term obligations
  under capital leases  2,483     2,307     2,092     1,838     1,804
Shareholders' equity   18,503    17,143    14,756    12,726    10,753

Financial Ratios
Current ratio             1.3       1.6       1.5       1.5       1.6
Inventories/working
  capital                 3.4       2.3       2.7       2.6       2.3
Return on assets*         8.5%      7.9%      7.8%      9.0%      9.9%
Return on shareholders'
  equity**               19.8%     19.2%     19.9%     22.8%     23.9%

Other Year-End Data
Number of domestic
  Wal-Mart stores       1,921     1,960     1,995     1,985     1,950
Number of domestic
  Supercenters            441       344       239       147        72
Number of domestic
  SAM'S Club units        443       436       433       426       417
International units       601       314       276       226        24
Number of associates  825,000   728,000   675,000   622,000   528,000
Number of
  shareholders        245,884   257,215   244,483   259,286   257,946

[FN]
<F1>
* Net income before minority interest and equity in unconsolidated subsidiaries/average assets
<F2>
** Net income/average shareholders' equity

11-YEAR FINANCIAL SUMMARY

(Dollar amounts in millions except per share data)
                         1993      1992      1991      1990      1989      1988
                                                             <C.
Net sales            $ 55,484  $ 43,887  $ 32,602  $ 25,811  $ 20,649  $ 15,959
Net sales increase         26%       35%       26%       25%       29%       34%
Comparative store
  sales increase           11%       10%       10%       11%       12%       11%
Other income-net          497       404       262       175       137       105
Cost of sales          44,175    34,786    25,500    20,070    16,057    12,282
Operating, selling
  and general and
  administrative
  expenses              8,321     6,684     5,152     4,070     3,268     2,599
Interest costs:
Debt                      143       113        43        20        36        25
Capital leases            180       153       126       118        99        89
Provision for income
  taxes                 1,171       945       752       632       488       441
Minority interest
  and equity in
  unconsolidated
  subsidiaries              4        (1)
Net income              1,995     1,609     1,291     1,076       838       628
Per share of common stock:
    Net income - Basic
      and Dilutive        .87       .70       .57       .48       .37       .28
    Dividends             .11       .09       .07       .06       .04       .03

Financial Position
Current assets       $ 10,198  $  8,575  $  6,415  $  4,713  $  3,631  $  2,905
Inventories at
  replacement cost      9,780     7,857     6,207     4,751     3,642     2,855
Less LIFO reserve         512       473       399       323       291       203
Inventories at
  LIFO cost             9,268     7,384     5,808     4,428     3,351     2,652
Net property, plant
  and equipment and
  capital leases        9,793     6,434     4,712     3,430     2,662     2,145
Total assets           20,565    15,443    11,389     8,198     6,360     5,132
Current liabilities     6,754     5,004     3,990     2,845     2,066     1,744
Long-term debt          3,073     1,722       740       185       184       186
Long-term obligations
  under capital leases  1,772     1,556     1,159     1,087     1,009       867
Shareholders' equity    8,759     6,990     5,366     3,966     3,008     2,257

Financial Ratios
Current ratio             1.5       1.7       1.6       1.7       1.8       1.7
Inventories/working
  capital                 2.7       2.1       2.4       2.4       2.1       2.3
Return on assets*        11.1%     12.0%     13.2%     14.8%     14.6%     13.7%
Return on shareholders'
  equity**               25.3%     26.0%     27.7%     30.9%     31.8%     31.8%

Other Year-End Data
Number of domestic
  Wal-Mart stores       1,848     1,714     1,568     1,399     1,259     1,114
Number of domestic
  Supercenters             34        10         9         6         3         2
Number of domestic
  SAM'S Club units        256       208       148       123       105        84
International units        10
Number of associates  434,000   371,000   328,000   271,000   223,000   183,000
Number of
  shareholders        180,584   150,242   122,414    79,929    80,270    79,777

[FN]
<F1>
* Net income before minority interest and equity in unconsolidated subsidiaries/average assets
<F2>
** Net income/average shareholders' equity


          Wal-Mart Stores, Inc. Annual Report - Page 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Sales

Sales (in millions) by operating segment for the three fiscal years ended
January 31, are as follows:
                                                                    Total
Fiscal    Wal-Mart    SAM'S                     Other     Total    Company
 Year      Stores     Club    International   (McLane)   Company   Increase
1998      $83,820    $20,668     $7,517        $5,953   $117,958      12%
1997       74,840     19,785      5,002         5,232    104,859      12%
1996       66,271     19,068      3,712         4,576     93,627      13%

     The Company sales growth of 12% in fiscal 1998, when compared to fiscal 1997, was attributable to our expansion program and comparative store sales increases of 6%. Expansion for fiscal 1998 included the opening of 37 Wal-Mart stores, 97 Supercenters (including the conversion of 75 Wal-Mart stores), eight SAM'S Club units and the opening or acquisition of 289 international units. International sales accounted for approximately 6.4% of total sales in fiscal 1998 compared with 4.8% in fiscal 1997. The growth in International is partially due to the acquisition of controlling interest in Cifra, S.A de C.V. during the third quarter. See Note 6 of Notes to Consolidated Financial Statements for additional information on our acquisitions. SAM'S Club sales, as a percentage of total sales, decreased from 18.9% in fiscal 1997 to 17.5% in fiscal 1998.
     The sales increase in fiscal 1997 when compared to fiscal 1996 was attributable to our expansion program and comparative store sales increases of 5%. Expansion for fiscal 1997 included the opening of 59 Wal-Mart stores, 105 Supercenters (including the conversion of 92 Wal-Mart stores), nine SAM'S Club units and 38 international units. The majority of the sales increase resulted from Wal-Mart stores and Supercenters while international sales grew to approximately 4.8% of the total sales in fiscal 1997 from 4.0% in fiscal 1996. SAM'S Club sales, as a percentage of total sales, decreased from 20.4% in fiscal 1996 to 18.9% in fiscal 1997.

Costs and Expenses
     Cost of sales, as a percentage of sales, decreased .4% in fiscal 1998 when compared to fiscal 1997 and increased .1% in fiscal 1997, when compared with fiscal 1996. The decrease in fiscal 1998 resulted from improvements in the mix of merchandise sold and from better inventory management. Operating efficiencies and the strong emphasis placed on inventory management has reduced markdowns and shrinkage. Approximately .1% of the decrease in cost of sales was a result of the sales contribution of SAM'S Club. As its sales became a smaller percentage of total Company sales, the cost of sales is positively impacted since their gross margin contribution is lower than the stores. The increase in fiscal 1997 when compared to fiscal 1996 is due in part to one-time markdowns in the third quarter resulting from a strategic decision to reduce the merchandise assortment in selected categories. Cost of sales also increased approximately .3% due to a larger percentage of consolidated sales from departments within Wal-Mart stores which have lower markon percents, and to our continuing commitment of always providing low prices. These increases were offset by approximately .2% because SAM'S Club comprised a lower percentage of consolidated sales in 1997 at a lower contribution to gross margin than Wal-Mart stores.
     Operating, selling, general and administrative expenses increased .3%, as a percentage of sales, in fiscal 1998 when compared with fiscal 1997, and were flat in fiscal 1997 when compared to fiscal 1996. Approximately .2% of the increase in fiscal 1998 was due to increases in payroll and related benefit costs. Additionally, a contributing factor in the increase for the year is a charge of $50 million for closing the majority of the Bud's Discount City stores during the second quarter of fiscal 1998. This charge was reflected in operating income due to its immateriality to our results of operations and because we continue to operate eight Bud's Discount City stores. In fiscal 1997, operating, selling, general and administrative expenses increased approximately .1% due to a lower expense to sales percentage at SAM'S Club compared to Wal-Mart Stores. This increase was offset through expense control in all of the operating formats.
     Historically, computer software has been programmed to make assumptions about the century when given a date that only uses two digits to represent the year. Although these assumptions have been perfectly acceptable the past few decades, they are potential cause for concern for software used in the year 2000 and beyond. Specifically,this abbreviated date format makes it difficult for an application or computer user to distinguish between dates starting with 19xx and 20xx. The Company has initiated a project to address the year 2000 compliance issue for technology hardware, software and equipment. The assessment phase of our project is substantially complete. The majority of the compliance is expected  to  be  performed  by Company associates.  Approximately  67%  of  the required conversions have occurred. We anticipate completing all remaining conversions during fiscal 1999. The total estimated cost of the conversion is $12 million, which is being expensed as incurred. The cost of the conversions and the completion dates are based on management's best estimates and may be u pdated as additional information becomes available. In addition, communications are ongoing with other companies with which our systems interface or rely on to determine the extent to which those companies are addressing their year 2000 compliance.

Interest Costs
     Interest costs decreased in fiscal 1998 compared to fiscal 1997 due primarily to lower short-term borrowings. Enhanced operating cash flows and lower capital spending enabled the Company to meet cash requirements without short-term borrowings throughout most of fiscal 1998. Interest costs decreased in fiscal 1997 compared to fiscal 1996 due to lower average daily short-term borrowings and through retirement of maturing debt. See Note 2 of Notes to Consolidated Financial Statements for additional information on interest and debt.

          Wal-Mart Stores, Inc. Annual Report - Page 23

Market Risk
     Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. We enter into interest rate swaps to minimize the risk and costs associated with our financial activities. The swap agreements are contracts to exchange fixed or variable rates for floating interest rate payments periodically over the life of the instruments.
     The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-aver age interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and average interest rates by contractual maturity dates. For variable rate instruments, we have indicated the applicable floating rate index.

Interest Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate
                                                                                                Fair
                                                                                               value
(Amounts in millions)             1999    2000    2001    2002    2003   Thereafter   Total   1/31/98
Liabilities
Long-term debt Including
  current portion
    Fixed rate debt             $1,039    $815  $2,018     $52    $559     $3,747    $8,230    $8,639
    Average interest rate          7.1%    7.2%    7.2%    7.1%    6.9%       7.2%      7.2%
Long-term obligation related
  to real estate investment trust
    Fixed rate obligation           36      39      43      46      50        382       596       560
    Average interest rate          8.4%    8.4%    8.4%    8.4%    8.4%       8.4%      8.4%

Interest Rate Derivative Financial
Instruments Related to Debt
Interest rate swaps
    Pay variable/receive fixed       -     500       -       -       -          -       500         -
    Average pay rate - 30-day
      commercial paper non-financial
      plus .134%
    Average receive rate             -     5.7%      -       -       -          -       5.7%        -

Interest Rate Derivative Financial
Instruments Related to Real Estate
Investment Trust Obligation
Interest rate swaps
    Pay variable/receive fixed      35      37      41      45      49        378       585        17
    Average pay rate - 30-day
      commercial paper non-financial
    Average receive rate           7.0%    7.0%    7.0%    7.0%    7.0%       7.0%      7.0%

Interest Rate Derivative Financial
Instrument on Currency Swap
German Deutschmarks
    Pay variable/receive variable    -       -       -       -   1,101           -    1,101        (1)
    Average Pay Rate - 3-month Deutschmark
      LIBOR minus .0676%
    Average receive rate - 30-day commercial
      paper non-financial

          Wal-Mart Stores, Inc. Annual Report - Page 24

    The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on inventory purchases denominated in foreign currencies. These contracts are for short durations, generally less than six months. In addition, we have entered into a foreign currency swap to hedge our investment in Germany. Under the agreement, the Company will pay 1,960 million in German Deutschmarks in 2003 and will receive $1,101 million in United States Dollars.
     The following table provides information about the Company's derivative financial instruments, including foreign currency forward exchange agreements and currency swap agreements by functional currency and presents the information in U.S. dollar equivalents. For foreign currency forward exchange agreements, the table presents the notional amounts and average exchange rates by contractual maturity dates.

Foreign Currency Exchange Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
                                                                                           Fair
                                                                                          value
(Amounts in millions)             1999   2000   2001   2002   2003   Thereafter   Total  1/31/98
Forward Contracts to Sell Foreign Currencies for US $
Canadian Dollars
Notional amount                     24      -      -      -      -        -          24        -
Average contract rate              1.4      -      -      -      -        -         1.4        -
German Deutschmarks
Notional amount                      2      -      -      -      -        -           2        -
Average contract rate              1.8      -      -      -      -        -         1.8        -

Forward Contracts to Sell Foreign Currencies for Hong Kong $
German Deutschmarks (DEM)
Notional amount                      1      -      -      -      -        -           1        -
Average contract rate              0.2      -      -      -      -        -         0.2        -
Average currency exchange rate
  (DEM to US$)                     1.8      -      -      -      -        -         1.8        -

Currency Swap Agreements
Payment of German Deutschmarks
Notional amount                      -      -      -      -  1,101        -       1,101       30
Average contract rate                -      -      -      -    1.8        -         1.8        -


International Operations
     A portion of our operations consists of sales activities in foreign jurisdictions. We operate wholly owned operations in Argentina, Canada, Germany and Puerto Rico, through joint ventures in China and through majority-owned subsidiaries in Brazil and Mexico. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we do business. We minimize the exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts, where feasible, on known transactions.
     All foreign operations are measured in their local currencies with the exception of Brazil and Mexico, which operate in highly-inflationary economies and report operations using U.S. Dollars. Beginning in fiscal 1999, Brazil will no longer be considered a highly-inflationary economy and will begin reporting its operations in its local currency. In fiscal 1998, the foreign currency translation adjustment increased by $73 million to $473 million primarily due to the exchange rate in Canada. In fiscal 1997, the foreign currency translation adjustment decreased by $12 million to $400 million primarily due to a favorable exchange rate in Canada. The cumulative foreign currency translation adjustment of $412 million in fiscal 1996 was due primarily to operations in Mexico.


          Wal-Mart Stores, Inc. Annual Report - Page 25

Liquidity and Capital Resources
Cash Flows Information
     Cash flows from operating activities were $7,123 million in fiscal 1998, up from $5,930 million in fiscal 1997. In fiscal 1998, the Company invested $2,636 million in capital assets and paid dividends of $611 million and had a net cash outlay of $1,865 million for acquisitions. Acquisitions include the Wertkauf hypermarket chain in Germany, a controlling interest in Cifra, S.A. de C. V. (Cifra) and the minority interest in our Brazilian joint venture from Lojas Americanas. See Note 6 of Notes to Consolidated Financial Statements for additional information on our acquisitions.

Company Stock Purchase and Common Stock Dividends
     In fiscal 1998, the Company repurchased over 47 million shares of its common stock for $1.6 billion. Subsequent to January 31, 1998, the Company announced plans to repurchase up to $2 billion of its common stock over the next 12 to 18 months. Additionally, the Company increased the dividend 15% to $.31 per share for fiscal 1999.

Borrowing Information
     The Company had committed lines of credit with 77 banks, aggregating $1,873 million and informal lines of credit with various other banks, totaling an additional $1,950 million, which were used to support short-term borrowing and commercial paper. These lines of credit and their anticipated cyclical increases will be sufficient to finance the seasonal buildups in merchandise inventories and for other cash requirements.
     We anticipate generating sufficient operating cash flow to fund all capital expenditures and our Company stock repurchase program. Accordingly, we do not plan to finance future capital expenditures with debt. However, we do plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. We anticipate no difficulty in obtaining long-term financing in view of our excellent credit rating and favorable experiences in the debt market in the recent past. In addition to the available credit lines mentioned above, we may sell up to $251 million of public debt under shelf registration statements on file with the Securities and Exchange Commission.

Expansion
     Domestically, we plan to open approximately 50 new Wal-Mart stores and between 120 and 125 new Supercenters. Approximately 90 of the Supercenters will come from relocations or expansions of existing Wal-Mart stores. Also planned for next fiscal year are ten new SAM'S Club units and three distribution centers. Internationally, plans are to develop 50 to 60 new retail units. These stores are planned in Argentina, Brazil, Canada, China, Germany, Mexico and Puerto Rico. Total planned growth represents approximately 26 million square feet of additional retail space.
     Total planned capital expenditures for fiscal 1999 approximate $4 billion. We plan to finance our expansion primarily with operating cash flows.

Forward-Looking Statements
     Certain statements contained in Management's Discussion and Analysis, and elsewhere in this annual report, are forward-looking statements. These statements discuss, among other things, expected growth, future revenues and future performance. The forward-looking statements are subject to risks and uncertainties, including, but not limited to, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, capital market conditions and other risks indicated in our filings with the Securities and Exchange Commission. Actual results may materially differ from anticipated results described in these statements.


          Wal-Marat Stores, Inc. Annual Report - Page 26

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions except per share data)
Fiscal years ended January 31,        1998               1997              1996
Revenues:
  Net sales                       $117,958           $104,859           $93,627
  Other income-net                   1,341              1,319             1,146
                                   119,299            106,178            94,773
Costs and Expenses:
  Cost of sales                     93,438             83,510            74,505
  Operating, selling and general
    and administrative expenses     19,358             16,946            15,021
Interest Costs:
  Debt                                 555                629               692
  Capital leases                       229                216               196
                                   113,580            101,301            90,414

Income Before Income Taxes,
  Minority Interest and Equity
  in Unconsolidated Subsidiaries     5,719              4,877             4,359
Provision for Income Taxes
  Current                            2,095              1,974             1,530
  Deferred                              20               (180)               76
                                     2,115              1,794             1,606

Income Before Minority Interest
  and Equity in Unconsolidated
  Subsidiaries                       3,604              3,083             2,753
Minority Interest and Equity in
  Unconsolidated Subsidiaries          (78)               (27)              (13)
Net Income                        $  3,526           $  3,056          $  2,740
Net Income Per Share - Basic
  and Dilutive                       $1.56              $1.33             $1.19

See accompanying notes.


          Wal-Mart Stores, Inc. Annual Report - Page 27

CONSOLIDATED BALANCE SHEETS

(Amounts in millions)
January 31,                                           1998               1997
Assets
Current Assets:
  Cash and cash equivalents                        $ 1,447            $   883
  Receivables                                          976                845
  Inventories
    At replacement cost                             16,845             16,193
  Less LIFO reserve                                    348                296
    Inventories at LIFO cost                        16,497             15,897
  Prepaid expenses and other                           432                368
    Total Current Assets                            19,352             17,993
Property, Plant and Equipment, at Cost:
  Land                                               4,691              3,689
  Building and improvements                         14,646             12,724
  Fixtures and equipment                             7,636              6,390
  Transportation equipment                             403                379
                                                    27,376             23,182
  Less accumulated depreciation                      5,907              4,849
    Net property, plant and equipment               21,469             18,333
Property Under Capital Lease:
  Property under capital lease                       3,040              2,782
  Less accumulated amortization                        903                791
    Net property under capital leases                2,137              1,991
Other Assets and Deferred Charges                    2,426              1,287
  Total Assets                                     $45,384            $39,604

Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                                 $ 9,126            $ 7,628
  Accrued liabilities                                3,628              2,413
  Accrued income taxes                                 565                298
  Long-term debt due within one year                 1,039                523
  Obligations under capital leases due
    within one year                                    102                 95
    Total Current Liabilities                       14,460             10,957
Long-Term Debt                                       7,191              7,709
Long-Term Obligations Under Capital Leases           2,483              2,307
Deferred Income Taxes and Other                        809                463
Minority Interest                                    1,938              1,025
Shareholders' Equity
  Preferred stock ($.10 par value; 100 shares
    authorized, none issued)
  Common stock ($.10 par value; 5,500 shares
    authorized, 2,241 and 2,285 issued and
    outstanding in 1998 and 1997, respectively)        224                228
  Capital in excess of par value                       585                547
  Retained earnings                                 18,167             16,768
  Foreign currency translation adjustment             (473)              (400)
  Total Shareholders' Equity                        18,503             17,143
  Total Liabilities and Shareholders' Equity       $45,384            $39,604

See accompanying notes.


          Wal-Mart Stores, Inc. Annual Report - Page 28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                     Foreign
                                                          Capital in                 currency
(Amounts in millions                  Number     Common   excess of   Retained     translation
  except per share data)            of shares     stock   par value   earnings      adjustment     Total
Balance - January 31, 1995              2,297     $ 230      $ 539     $12,213       ($ 256)     $12,726
  Net income                                                             2,740                     2,740
  Cash dividends ($.20 per share)                                         (458)                     (458)
  Purchase of Company stock                (5)                  (4)       (101)                     (105)
  Foreign currency translation adjustment                                              (156)        (156)
  Stock options exercised and other         1        (1)        10                                     9
Balance - January 31, 1996              2,293       229        545      14,394         (412)      14,756
  Net income                                                             3,056                     3,056
  Cash dividends ($.21 per share)                                         (481)                     (481)
  Purchase of Company stock                (8)                  (7)       (201)                     (208)
  Foreign currency translation adjustment                                                12           12
  Stock options exercised and other                  (1)         9                                     8
Balance - January 31, 1997              2,285       228        547      16,768         (400)      17,143
  Net income                                                             3,526                     3,526
  Cash dividends ($.27 per share)                                         (611)                     (611)
  Purchase of Company stock               (47)       (5)       (48)     (1,516)                   (1,569)
  Foreign currency translation adjustment                                               (73)         (73)
  Stock options exercised and other         3         1         86                                    87
Balance - January 31, 1998              2,241      $224       $585     $18,167       ($ 473)     $18,503

See accompanying notes.



          Wal-Mart Stores, Inc. Annual Report - Page 29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)
Fiscal years ended January 31,                    1998        1997        1996
Cash flows from operating activities
  Net Income                                   $ 3,526     $ 3,056     $ 2,740
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                1,634       1,463       1,304
    Increase in accounts receivable                (78)        (58)        (61)
    (Increase)/decrease in inventories            (365)         99      (1,850)
    Increase in accounts payable                 1,048       1,208         448
    Increase in accrued liabilities              1,329         430          29
    Deferred income taxes                           20        (180)         76
    Other                                            9         (88)       (303)
Net cash provided by operating activities        7,123       5,930       2,383
Cash flows from investing activities
  Payments for property, plant and equipment    (2,636)     (2,643)     (3,566)
  Proceeds from sale of photo finishing plants                 464
  Acquisitions                                  (1,865)
  Other investing activities                        80         111         234
Net cash used in investing activities           (4,421)     (2,068)     (3,332)
Cash flows from financing activities
  (Decrease)/increase in commercial paper                   (2,458)        660
  Proceeds from issuance of long-term debt         547                   1,004
  Net proceeds from formation of Real Estate
    Investment Trust (REIT)                                    632
  Purchase of Company stock                     (1,569)       (208)       (105)
  Dividends paid                                  (611)       (481)       (458)
  Payment of long-term debt                       (554)       (541)       (126)
  Payment of capital lease obligations             (94)        (74)        (81)
  Other financing activities                       143          68          93
Net cash (used in)/provided by financing
  activities                                    (2,138)     (3,062)        987
Net increase in cash and cash equivalents          564         800          38
Cash and cash equivalents at beginning of year     883          83          45
Cash and cash equivalents at end of year       $ 1,447     $   883     $    83
Supplemental disclosure of cash flow information
  Income tax paid                              $ 1,971     $ 1,791     $ 1,785
  Interest paid                                    796         851         866
  Capital lease obligations incurred               309         326         365
  Investment in unconsolidated subsidiary
    exchanged in acquisition                       226

See accompanying notes.


          Wal-Mart Stores, Inc. Annual Report - Page 30


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

Inventories
     The Company uses the retail last-in, first-out (LIFO) method for domestic Wal-Mart discount stores and Supercenters and cost LIFO for SAM'S Clubs. International inventories are on other cost methods. Inventories are not in excess of market value.

Pre-opening costs
     Costs associated with the opening of stores are expensed during the first full month of operations. The costs are carried as prepaid expenses prior to the store opening. If the Company had expensed these costs as incurred, net income would have been reduced by $2 million, $9 million and $2 million in fiscal 1998, 1997 and 1996, respectively.

Interest during construction
     In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $33 million, $44 million and $50 million in 1998, 1997 and 1996, respectively.

Financial instruments
     The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of firm commitments or anticipated transactions are deferred and recognized when the hedged transaction occurs.

Advertising costs
     Advertising costs are expensed as incurred and were $292 million, $249 million and $219 million in 1998, 1997 and 1996, respectively.

Operating, selling and general and administrative expenses
     Buying, warehousing and occupancy costs are included in operating, selling and general and administrative expenses.

Depreciation and amortization
     Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences.
Estimated useful lives are as follows:

  Building and improvements        5-33 years
  Fixtures and equipment           5-12 years
  Transportation equipment          2-5 years
  Goodwill                        20-40 years

Long-lived assets
     In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The statement requires entities to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, an impairment loss shall be recognized. Due to the Company's previous accounting policies, this pronouncement had no material effect on the Company's financial position or results of operations.

Comprehensive income
     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components. The Company anticipates adopting this Statement in fiscal 1999. Since this Statement requires only additional disclosure, there will be no effect on the Company's results of operations or financial position.

Net income per share
     In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Statement 128 replaces primary and fully dilutive earnings per share with basic and dilutive earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options. Basic earnings per share for all periods presented are the same as previously reported. Basic net income per share is based on the weighted average outstanding common shares. Dilutive net income per share is based on the weighted average outstanding shares reduced by the effect of stock options.
     The shares used in the computations for basic and dilutive net income per share are as follows (in millions):

                                   1998     1997       1996
  Basic                           2,258    2,292      2,296
  Dilutive                        2,267    2,296      2,299


          Wal-Mart Stores, Inc. Annual Report - Page 31

Foreign currency translation
     The assets and liabilities of most foreign subsidiaries are translated at current exchange rates and any related translation adjustments are recorded in Consolidated Shareholders' Equity. Operations in Brazil and Mexico operate in highly inflationary economies and certain assets are translated at historical exchange rates and all translation adjustments are reflected in the Consolidated Income Statements.

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

Reclassifications
     Certain reclassifications have been made to prior periods to conform to current presentation.

2 Commercial Paper and Long-term Debt

     Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,                 1998          1997         1996
Maximum amount outstanding at month-end     $ 1,530       $ 2,209      $ 3,686
Average daily short-term borrowings             212         1,091        2,106
Weighted average interest rate                  5.6%          5.3%         5.9%

     At January 31, 1998 and 1997, there were no short-term borrowings outstanding. At January 31, 1998, the Company had committed lines of credit of $1,873 million with 77 banks and informal lines of credit with various banks totaling an additional $1,950 million, which were used to support short-term borrowings and commercial paper. Short-term borrowings under these lines of credit bear interest at or below the prime rate.

    Long-term debt at January 31, consists of (amounts in millions):

                                                         1998             1997
8.625%               Notes due April 2001              $  750           $  750
5.875%               Notes due October 2005               597              597
5.614%               Notes due February 2010 with
                       biannual put options               500                -
7.500%               Notes due May 2004                   500              500
9.100%               Notes due July 2000                  500              500
6.125%               Notes due October 1999               500              500
7.800% - 8.250%      Obligations from sale/leaseback
                       transactions due 2014              458              466
6.500%               Notes due June 2003                  454              454
7.250%               Notes due June 2013                  445              445
7.000% - 8.000%      Obligations from sale/leaseback
                       transactions due 2013              306              314
6.750%               Notes due May 2002                   300              300
8.500%               Notes due September 2024             250              250
6.750%               Notes due October 2023               250              250
8.000%               Notes due September 2006             250              250
6.125%               Eurobond due November 2000           250              250
6.875%               Eurobond due June 1999               250              250
6.375%               Notes due March 2003                 228              228
6.750%               Eurobond due May 2002                200              200
5.500%               Notes due March 1998                   -              500
5.125%               Eurobond due October 1998              -              250
7.000%               Eurobond due April 1998                -              250
                     Other                                203              205
                                                       $7,191           $7,709


          Wal-Mart Stores, Inc. Annual Report - Page 32

     In fiscal 1998, the Company borrowed $500 million due in 2010 with put options imbedded. Beginning in 2000, and every second year, thereafter until 2010, the holders of the debt may require the Company to repurchase the debt at face value.
    Long-term debt is unsecured except for $202 million, which is collateralized by property with an aggregate carrying value of approximately $349 million.
Annual maturities of long-term debt during the next five years are (in millions):

Fiscal year ending                Annual
January 31,                     maturity
1999                            $ 1,039
2000                                815
2001                              2,018
2002                                 52
2003                                559
Thereafter                        3,747

     The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which, relates to amounts of additional secured debt and long-term leases.
     The  Company  has  entered  into  sale/leaseback  transactions    involving
buildings while retaining title to the undering land.
    These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years, as of January 31, 1998, are (in millions):

Fiscal years ending             Minimum
January 31,                     rentals
1999                             $ 76
2000                              104
2001                              100
2002                               94
2003                               98
Thereafter                        817


     At January 31, 1998 and 1997, the Company had letters of credit outstanding totaling $673 million and $811 million, respectively. These letters of credit were issued primarily for the purchase of inventory.
    Under shelf registration statements previously filed with the Securities and Exchange Commission, the Company may issue debt securities aggregating $251 million.

3 Financial Instruments:

Interest rate instruments
     The Company enters into interest rate swaps to minimize the risks and costs associated with its financial activities. The swap agreements are contracts to exchange fixed or variable rates for floating interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure to credit loss. The rates paid on these swaps range from 3-month Deutschmark LIBOR minus .0676% to 30-day Commercial Paper Non-Financial plus .134%. These instruments are not recorded on the balance sheet, and as of January 31, 1998 and 1997, are as follows:

January 31, 1998
Notional amount      Maturity       Rate              Fair
(in millions)                     received            value
$  585                 2006        6.97%               $17
$  500                 2000        5.65%                 -
$1,101                 2003    30-day commercial       ($1)
                              paper non-financial

January 31, 1997
Notional amount           Maturity          Rate
(in millions)                           received
                                          >C>
$630                       2006           6.97%


Foreign exchange instruments
    The Company has entered into a foreign currency swap to hedge its investment in Germany. Under the agreement, the Company will pay $1,960 million in German Deutschmarks in 2003 and will receive $1,101 million in United States Dollars. At January 31, 1998, the fair value of this swap was $30 million.
    The Company enters routinely into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on inventory purchases denominated in foreign currencies. These contracts are for short durations (six months or less) and are insignificant to the Company's operations or financial position. (There were approximately $27 million outstanding at January 31, 1998.)

Fair value of financial instruments
     Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.
     Long-term debt: The fair value of the Company's long-term debt, including current maturities, approximates $8,639 million at January 31, 1998 and is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.
    Interest rate instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.
    Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from brokers.


          Wal-Mart Stores, Inc. Annual Report - Page 33

4 Defined Contribution Plans

     The Company maintains profit sharing plans under which most full-time, and many part-time associates become participants following one year of employment. In fiscal 1998, the Company add ed 401(k) plans in which the same associates may elect to contribute up to 10% of their earnings.
     The Company will make annual contributions to these plans on behalf of all eligible associates, including those who have not elected to contribute to the 401(k) plan.
    Annual Company contributions are made at the sole discretion of the Company, and were $321 million, $247 million and $204 million in 1998, 1997 and 1996, respectively.

5 Income Taxes

The income tax provision consists of the following (in millions):

                                          1998            1997            1996
Current
  Federal                               $1,891          $1,769          $1,342
  State and local                          186             201             188
  International                             18               4
Total current tax provision              2,095           1,974           1,530
Deferred
  Federal                                   (5)            (97)            119
  State and local                           (2)             (9)             15
  International                             27             (74)            (58)
Total deferred tax provision                20            (180)             76
Total provision for income taxes        $2,115          $1,794          $1,606



    Items that give rise to significant portions of the deferred tax accounts at January 31, are as follows (in millions):

                                          1998            1997            1996
Deferred tax liabilities:
Property, plant and equipment           $  797          $  721          $  617
Inventory                                  275             145             135
International, principally asset
  basis differences                        387              83              62
Other                                       33              45              19
Total deferred tax liabilities           1,492             994             833
Deferred tax assets:
Amounts accrued for financial reporting
  purposes not yet deductible for tax
  purposes                                 441             295             204
International, asset basis and loss
  carryforwards                            258             314             163
Capital leases                             190             169             147
Deferred revenue                            89             113
Other                                      108              68              49
Total deferred tax assets                1,086             959             563
Net deferred tax liabilities            $  406          $   35          $  270


    A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

                                          1998            1997            1996
Statutory tax rate                        35.0%           35.0%           35.0%
State income taxes, net of federal
  income tax benefit                       2.1%            2.2%            3.1%
International                             (0.3%)          (1.5%)          (1.0%)
Other                                      0.2%            1.1%           (0.3%)
                                          37.0%           36.8%           36.8%

          Wal-Mart Stores, Inc. Annual Report - Page 34

6 Acquisitions

     A merger of the Mexican joint venture companies owned by Wal-Mart Stores, Inc. and Cifra, S.A. de C.V. (Cifra) with, and into Cifra, was consummated with an effective merger date of September 1, 1997. The Company received voting shares of Cifra equaling approximately 33.5% of the outstanding voting shares of Cifra in exchange for the Company's joint venture interests having a net book value of approximately $644 million. No gain or loss was recognized on the exchange of the joint venture interest. The Company then acquired 593,100,000 shares of the Series "A" Common Shares and Series "B" Common Shares of Cifra, in a cash tender offer. The transaction has been accounted for as a purchase. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years. As a result of the merger and tender offer, Wal-Mart holds approximately 51% of the outstanding voting shares of Cifra. The results of operations for Cifra, since the effective merger date, have been included in the Company's results.
     In December 1997, the Company acquired the Wertkauf hypermarket chain in Germany, as well as certain real estate. The 21 hypermarkets are one-stop shopping centers that offer a broad assortment of high-quality general merchandise and food and are similar to the Wal-Mart Supercenter format in the United States. The transaction has been accounted for as a purchase. Net assets and liabilities of Wertkauf and the real estate are recorded at fair value. The goodwill is being amortized over 40 years. The transaction closed on December 30, 1997; therefore, the assets are included in the January 31, 1998 consolidated balance sheet and the results of operations will be included beginning in fiscal 1999.
     In December 1997, the Company acquired the 40% minority interest in its Brazilian joint venture from Lojas Americanas, and then sold a 5% share to an individual. The purchase price of the minority interest approximated book value. Because the transaction closed on December 30, 1997, the results of operations for fiscal 1998 include the Company's original ownership percentage of the joint venture.
     Pro forma results of operations are not presented due to the insignificant differences from historical results, both individually and in the aggregate.
     The fair value of the assets and liabilities recorded as a result of these transactions is as follows (in millions):

Cash and cash equivalents                    $  500
Receivables                                      97
Inventories                                     266
Net property, plant and equipment             2,105
Goodwill                                      1,213
Accounts payable                               (431)
Accrued liabilities                            (132)
Deferred income taxes                          (353)
Minority interest                              (705)
Other                                            31
                                              2,591
Investment in unconsolidated Mexican
  subsidiary exchanged                         (226)
Total cash purchase price                   $ 2,365


7 Stock Option Plans

     At January 31, 1998, 70 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire ten years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Options granted on or after November 17, 1995, may be exercised in seven annual installments. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting, provided under FASB Statement 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.
      Pro forma information, regarding net income and income per share, is required by Statement 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 7.2% and 5.6%, dividend yields between 0.7% and 1.0%, volatility factors between .23 and .27, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995 and
5.8 years for options issued thereafter.
    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferrable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's associate stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable

          Wal-Mart Stores, Inc. Annual Report - Page 35

single measure of the fair value of its associate stock options. Using the Black-Scholes option valuation model, the weighted average grant date value of options granted during the year ended January 31, 1998, was $13 per option.

     The effect of applying the fair value method of Statement 123 to the Company's option plan does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below: (Amounts in millions except per share data)

                                 1998       1997      1996
Pro forma net income           $3,504     $3,042    $2,737
Pro forma earnings
  per share - basic            $ 1.55     $ 1.33    $ 1.19
Pro forma earnings
  per share - dilutive         $ 1.55     $ 1.32    $ 1.19


Further information concerning the options is as follows:

                                                    Weighted
                                   Option price      average
                         Shares       per share     per share            Total
  January 31, 1995   17,969,000    $ 2.78-30.62        $20.20     $362,981,000
  Options granted     7,114,000     23.50-24.75         23.61      167,959,000
  Options canceled   (1,953,000)     3.75-30.82         22.46      (43,873,000)
  Options exercised  (1,101,000)     2.78-25.38          8.79       (9,678,000)
  January 31, 1996   22,029,000      4.94-30.82         21.67      477,389,000
  (5,011,000 shares
     exerciseable)
  Options granted    11,466,000     22.25-25.25         23.19      265,931,000
  Options canceled   (2,110,000)     5.78-30.82         23.27      (49,109,000)
  Options exercised    (999,000)     4.94-25.75         10.34      (10,327,000)
  January 31, 1997   30,386,000      6.50-30.82         22.51      683,884,000
  (6,448,000 shares
    exerciseable)
  Options granted     5,263,000     24.88-39.94         37.87      199,309,000
  Options canceled   (1,802,000)     6.50-35.06         23.45      (42,251,000)
  Options exercised  (3,519,000)     6.50-30.82         19.25      (67,729,000)
  January 31, 1998   30,328,000    $ 7.19-39.94        $25.50     $773,213,000
  (6,731,000 shares
    exerciseable)
The weighted average remaining life of options outstanding as of January 31,
1998 was 7.5 years.
Shares available for option grants:
  January 31, 1997   43,590,000
  January 31, 1998   40,129,000


The following table summarizes information about stock options outstanding as of January 31, 1998.

                                   Weighted            Weighted                         Weighted
  Range of         Number of   Average Remaining       Average         Options          Average
Exercise Prices      Options       Life (Years)    Exercise Price   Exerciseable    Exercise Price
$ 7.19 to 10.66     1,593,000              1.8           $10.23        1,233,000          $10.13
 13.25 to 17.69       898,000              2.9            14.44          550,000           14.46
 20.00 to 24.88    17,998,000              8.0            23.29        3,000,000           23.32
 25.00 to 29.75     4,513,000              5.4            27.25        1,887,000           27.62
 30.82 to 39.94     5,326,000              9.8            37.89           61,000           30.82
                   30,328,000                                          6,731,000


          Wal-Mart Stores, Inc. Annual Report - Page 36

8 Long-term Lease Obligations

     The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $596 million, $561 million and $531 million in 1998, 1997 and 1996, respectively. Aggregate minimum annual rentals at January 31, 1998, under non-cancelable leases are as follows (in millions):

Fiscal                                    Operating               Capital
year                                         leases                leases
1999                                        $   404               $   347
2000                                            384                   345
2001                                            347                   344
2002                                            332                   343
2002                                            315                   340
Thereafter                                    2,642                 3,404
Total minimum rentals                       $ 4,424                 5,123
Less estimated executory costs                                         73
Net minimum lease payments                                          5,050
Less imputed interest at rates ranging from 6.1% to 14.0%           2,465
Present value of minimum lease payments                           $ 2,585


     Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $46 million, $51 million and $41 million in 1998, 1997 and 1996, respectively. Substantially all of the store leases have renewal options for additional terms from five to 25 years at comparable rentals.
     The Company has entered into lease commitments for land and buildings for 38 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $38 million annually over the lease terms.

9 Segments

     The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Brazil, Canada, Germany, Mexico and Puerto Rico, and through joint ventures in China.
     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted in the current year.
       The Company identifies such segments based on management responsibility within the United States and geographically for all international units. The Wal-Mart Stores segment includes the Company's discount stores and Supercenters in the United States. The SAM'S Club segment includes the warehouse membership clubs in the United States. The Company's operations in Argentina, Brazil, Germany, Mexico and China are consolidated using a December fiscal year end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company measures segment profit as operating profit, which is defined as income before interest expense, income taxes and minority interest. Information on segments and a reconciliation to income, before income taxes and minority interest, are as follows (in millions):

Fiscal year ended January 31,1998
                          Wal-Mart
                           Stores    SAM'S Club   International      Other     Consolidated
Revenues from external
  customers              $ 83,820      $ 20,668         $ 7,517   $  5,953        $ 117,958
Intercompany real estate
  charge (income)           1,375           349                     (1,724)
Depreciation and
  amortization                674           104             118        738            1,634

Operating income            5,833           616             262       (208)           6,503
Interest expense                                                                        784
Income before income taxes
  and minority interest                                                               5,719
Total assets             $ 22,002      $  3,864         $ 7,390   $ 12,128        $  45,384


          Wal-Mart Stores, Inc. Annual Report - Page 37

Fiscal year ended January 31,1997
                          Wal-Mart
                           Stores    SAM'S Club   International      Other     Consolidated
Revenues from external
  customers              $ 74,840      $ 19,785         $ 5,002   $  5,232        $ 104,859
Intercompany real estate
  charge (income)           1,250           346                     (1,596)
Depreciation and
  amortization                628            99              70        666            1,463

Operating income            5,033           557              24        108            5,722
Interest expense                                                                        845
Income before income taxes
  and minority interest                                                               4,877
Total assets             $ 20,905      $  3,927         $ 2,887   $ 11,885        $  39,604


Fiscal year ended January 31,1996
                          Wal-Mart
                           Stores    SAM'S Club   International      Other     Consolidated
Revenues from external
  customers              $ 66,271      $ 19,068         $ 3,712   $  4,576         $ 93,627
Intercompany real estate
  charge (income)           1,075           339                     (1,414)
Depreciation and
  amortization                561            95              52        596            1,304

Operating income            4,562           480             (16)       221            5,247
Interest expense                                                                        888
Income before income taxes
  and minority interest                                                               4,359
Total assets             $ 19,292      $  3,875         $ 2,305   $ 12,069         $ 37,541


     International long-lived assets excluding goodwill are $3,537 million, $1,199 million and $952 million in 1998, 1997 and 1996, respectively. Additions to international long-lived assets are $2,401 million, $317 million and $747 million in 1998, 1997 and 1996, respectively. The international segment includes all international real estate. All of the real estate in the United States is included in the "Other" category and is leased to Wal-Mart Stores and SAM'S Club. The revenues in the "other" category result from sales to third parties by McLane Company, Inc., a wholesale distributor.
     McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company's Wal-Mart Stores and SAM'S Club. McLane is not a significant segment and, therefore, results are not presented separately.


10 Quarterly Financial Data (unaudited)

                                                  Quarters ended
Amounts in millions (except
  per share information)    April 30,     July 31,  October 31,  January 31,
1998
Net sales                    $25,409      $28,386      $28,777     $35,386
Cost of sales                 20,127       22,478       22,680      28,153
Net income                       652          795          792       1,287
Net income per share,
  basic and dilutive            $.29         $.35         $.35        $.57
1997
Net sales                    $22,772      $25,587      $25,644     $30,856
Cost of sales                 18,032       20,336       20,416      24,726
Net income                       571          706          684       1,095
Net income per share,
  basic and dilutive            $.25         $.31         $.30        $.48


          Wal-Mart Stores, Inc. Annual Report - Page 38

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

    We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. and Subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998.
These   financial  statements  are  the  responsibility  of  the   Company's
management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. and Subsidiaries at January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

                                             /s/  Ernst & Young LLP
                                                  Ernst & Young LLP

Tulsa, Oklahoma
March 24, 1998


          Wal-Mart Stores, Inc. Annual Report - Page 39

Listings- Stock Symbol: WMT
  New York Stock Exchange
  Pacific Stock Exchange

Market Price of Common Stock
                       Fiscal years ended January 31,
                           1998              1997
Quarter Ended           Hi      Low       Hi      Low
April 30              $29.88  $23.13    $24.50  $20.88
July 31               $38.56  $28.25    $26.25  $22.88
October 31            $38.75  $32.19    $28.13  $24.50
January 31            $41.75  $36.06    $27.00  $22.13


Dividends Paid Per Share
         Fiscal years ended January 31,
                 Quarterly
         1998                    1997
April 9       $0.0675      April 8       $0.0525
July 14       $0.0675      July 8        $0.0525
October 14    $0.0675      October 7     $0.0525
January 12    $0.0675      January 17    $0.0525
