Form 10-K, Exhibit 13
period 1999-01-31
WAL MART STORES INC
filed 1999-04-19
CIK 104169

Wal-Mart Stores, Inc. Annual Report - Page 17

Fiscal 1999 End of Year Store Counts
                         Discount                            SAM'S
                          Stores         Supercenters         Club
Alabama                      48               30                 8
Alaska                        3                0                 3
Arizona                      34                0                 7
Arkansas                     49               27                 4
California                  106                0                24
Colorado                     28               10                11
Connecticut                  14                0                 3
Delaware                      2                1                 1
Florida                      93               44                35
Georgia                      62               28                16
Hawaii                        5                0                 1
Idaho                         9                0                 1
Illinois                     89               17                24
Indiana                      58               17                14
Iowa                         42                3                 7
Kansas                       38               10                 5
Kentucky                     44               27                 5
Louisiana                    52               23                 9
Maine                        20                0                 3
Maryland                     23                1                10
Massachusetts                31                0                 3
Michigan                     52                0                21
Minnesota                    35                0                 9
Mississippi                  38               18                 4
Missouri                     72               38                12
Montana                       9                0                 1
Nebraska                     13                5                 3
Nevada                       13                0                 2
New Hampshire                18                2                 4
New Jersey                   18                0                 6
New Mexico                   10               11                 3
New York                     52                7                18
North Carolina               75               12                16
North Dakota                  8                0                 2
Ohio                         74                9                23
Oklahoma                     54               24                 6
Oregon                       23                0                 0
Pennsylvania                 50               19                18
Rhode Island                  6                0                 1
South Carolina               35               20                 9
South Dakota                  8                0                 2
Tennessee                    52               35                12
Texas                       163               82                52
Utah                         14                0                 5
Vermont                       4                0                 0
Virginia                     27               30                10
Washington                   22                0                 2
West Virginia                10               11                 3
Wisconsin                    55                3                11
Wyoming                       9                0                 2

U.S. TOTAL                1,869              564               451

Alberta                      19                0                 0
British Columbia             13                0                 0
Manitoba                      9                0                 0
New Brunswick                 4                0                 0
Newfoundland                  7                0                 0
Nova Scotia                   7                0                 0
NW Territories                1                0                 0
Ontario                      57                0                 0
Quebec                       28                0                 0
Saskatchewan                  8                0                 0

CANADA TOTAL                153                0                 0

Argentina                     0               10                 3
Brazil                        0                9                 5
Korea                         0                4                 0
Mexico                      358*              27                31
Puerto Rico                   9                0                 6
China                         0                4                 1
Germany                       0               95                 0

INT'L. TOTAL                520              149                46

GRAND TOTAL               2,389              713               497

[FN]
<F1>
*Includes 36 Superamas, 63 Bodegas, 33 Aurreras, 183 Vips and 43 Suburbias


                Wal-Mart Stores, Inc. Annual Report - Pages 18 and 19

11-YEAR FINANCIAL SUMMARY
(Dollar amounts in millions except per share data)
                         1999      1998      1997      1996      1995
Net sales            $137,634  $117,958  $104,859   $93,627   $82,494
Net sales increase         17%       12%       12%       13%       22%
Comparative store
  sales increase            9%        6%        5%        4%        7%
Other income-net        1,574     1,341     1,319     1,146       914
Cost of sales         108,725    93,438    83,510    74,505    65,586
Operating, selling
  and general and
  administrative
  expenses             22,363    19,358    16,946    15,021    12,858
Interest costs:
    Debt                  529       555       629       692       520
    Capital leases        268       229       216       196       186
Provision for income
  taxes                 2,740     2,115     1,794     1,606     1,581
Minority interest
  and equity in
  unconsolidated
  subsidiaries           (153)      (78)      (27)      (13)        4
Net income              4,430     3,526     3,056     2,740     2,681
Per share of common stock*:
    Net income - Basic
      and Dilutive       0.99      0.78      0.67      0.60      0.59
    Dividends            0.16      0.14      0.11      0.10      0.09

Financial Position
Current assets        $21,132   $19,352  $ 17,993   $17,331   $15,338
Inventories at
  replacement cost     17,549    16,845    16,193    16,300    14,415
Less LIFO reserve         473       348       296       311       351
Inventories at
  LIFO cost            17,076    16,497    15,897    15,989    14,064
Net property, plant
  and equipment and
  capital leases       25,973    23,606    20,324    18,894    15,874
Total assets           49,996    45,384    39,604    37,541    32,819
Current liabilities    16,762    14,460    10,957    11,454     9,973
Long-term debt          6,908     7,191     7,709     8,508     7,871
Long-term obligations
  under capital leases  2,699     2,483     2,307     2,092     1,838
Shareholders' equity   21,112    18,503    17,143    14,756    12,726

Financial Ratios
Current ratio             1.3       1.3       1.6       1.5       1.5
Inventories/working
  capital                 3.9       3.4       2.3       2.7       2.6
Return on assets**        9.6%      8.5%      7.9%      7.8%      9.0%
Return on shareholders'
  equity***              22.4%     19.8%     19.2%     19.9%     22.8%

Other Year-End Data
Number of domestic
  Wal-Mart stores       1,869     1,921     1,960     1,995     1,985
Number of domestic
  Supercenters            564       441       344       239       147
Number of domestic
  SAM'S Club units        451       443       436       433       426
International units       715       601       314       276       226
Number of Associates  910,000   825,000   728,000   675,000   622,000
Number of
  Shareholders        261,170   245,884   257,215   244,483   259,286

[FN]
<F1>
* Restated to reflect the two-for-one stock split announced March 4, 1999, with date of record of March 19, 1999. The stock split is payable on April 19, 1999.
<F2>
** Net income before minority interest and equity in unconsolidated subsidiaries/average assets
<F3>
*** Net income/average shareholders' equity


                Wal-Mart Stores, Inc. Annual Report - Pages 18 and 19

11-YEAR FINANCIAL SUMMARY
(Dollar amounts in millions except per share data)
                         1994      1993      1992      1991      1990      1989
Net sales             $67,344   $55,484   $43,887   $32,602   $25,811   $20,649
Net sales increase         21%       26%       35%       26%       25%       29%
Comparative store
  sales increase            6%       11%       10%       10%       11%       12%
Other income-net          645       497       404       262       175       137
Cost of sales          53,444    44,175    34,786    25,500    20,070    16,057
Operating, selling
  and general and
  administrative
  expenses             10,333     8,321     6,684     5,152     4,070     3,268
Interest costs:
    Debt                  331       143       113        43        20        36
    Capital leases        186       180       153       126       118        99
Provision for income
  taxes                 1,358     1,171       945       752       632       488
Minority interest
  and equity in
  unconsolidated
  subsidiaries             (4)        4        (1)        -         -         -
Net income              2,333     1,995     1,609     1,291     1,076       838
Per share of common stock*:
    Net income - Basic
      and Dilutive       0.51      0.44      0.35      0.28      0.24      0.19
    Dividends            0.07      0.05      0.04      0.04      0.03      0.02

Financial Position
Current assets        $12,114   $10,198    $8,575    $6,415    $4,713    $3,631
Inventories at
  replacement cost     11,483     9,780     7,857     6,207     4,751     3,642
Less LIFO reserve         469       512       473       399       323       291
Inventories at
  LIFO cost            11,014     9,268     7,384     5,808     4,428     3,351
Net property, plant
  and equipment and
  capital leases       13,176     9,793     6,434     4,712     3,430     2,662
Total assets           26,441    20,565    15,443    11,389     8,198     6,360
Current liabilities     7,406     6,754     5,004     3,990     2,845     2,066
Long-term debt          6,156     3,073     1,722       740       185       184
Long-term obligations
  under capital leases  1,804     1,772     1,556     1,159     1,087     1,009
Shareholders' equity   10,753     8,759     6,990     5,366     3,966     3,008

Financial Ratios
Current ratio             1.6       1.5       1.7       1.6       1.7       1.8
Inventories/working
  capital                 2.3       2.7       2.1       2.4       2.4       2.1
Return on assets**        9.9%     11.1%     12.0%     13.2%     14.8%     14.6%
Return on shareholders'
  equity***              23.9%     25.3%     26.0%     27.7%     30.9%     31.8%

Other Year-End Data
Number of domestic
  Wal-Mart stores       1,950     1,848     1,714     1,568     1,399     1,259
Number of domestic
  Supercenters             72        34        10         9         6         3
Number of domestic
  SAM'S Club units        417       256       208       148       123       105
International units        24        10         -         -         -         -
Number of Associates  528,000   434,000   371,000   328,000   271,000   223,000
Number of
  Shareholders        257,946   180,584   150,242   122,414    79,929    80,270

[FN]
<F1>
* Restated to reflect the two-for-one stock split announced March 4, 1999, with date of record of March 19, 1999. The stock split is payable on April 19, 1999.
<F2>
** Net income before minority interest and equity in unconsolidated subsidiaries/average assets
<F3>
*** Net income/average shareholders' equity


                Wal-Mart Stores, Inc. Annual Report - Page 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Sales

Sales (in millions) by operating segment for the three fiscal years ended
January 31, are as follows:

                                                                     Total
Fiscal    Wal-Mart    SAM'S                     Other      Total    Company
 Year      Stores     Club    International   (McLane)    Company   Increase
1999      $95,395    $22,881     $12,247       $7,111    $137,634      17%
1998       83,820     20,668       7,517        5,953     117,958      12%
1997       74,840     19,785       5,002        5,232     104,859      12%

The Company's sales growth of 17% in fiscal 1999, when compared to fiscal 1998, was attributable to our expansion program and a domestic comparative store sales increase of 9%. Expansion for fiscal 1999 included the opening of 37 Wal-Mart stores, 123 Supercenters (including the conversion of 88 existing Wal-Mart stores), eight SAM'S Club units, and the opening or acquisition of 114 international units. International sales accounted for approximately 8.9% of total Company sales in fiscal 1999 compared with 6.4% in fiscal 1998. The growth in International is partially due to acquisitions during 1999 and 1998. In the third quarter of fiscal 1998, the Company acquired a controlling interest of Cifra, S.A de C.V. (Cifra) which at acquisition date included 250 units in varying formats including Aurreras, Bodegas, Suburbias, Superamas, and Vips. In the fourth quarter of fiscal 1998, the Company acquired the 21 units of the Wertkauf hypermarket chain in Germany. In fiscal 1999, the Company acquired four units in South Korea which were previously operated by Korea Makro. See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions. SAM'S Club sales, as a percentage of total Company sales, decreased from 17.5% in fiscal 1998 to 16.6% in fiscal 1999.

The sales increase of 12% in fiscal 1998 when compared to fiscal 1997 was attributable to our expansion program and comparative store sales increases of 6%. Expansion for fiscal 1998 included the opening of 37 Wal-Mart stores, 97 Supercenters (including the conversion of 75 existing Wal-Mart stores), eight SAM'S Clubs, and the opening or acquisition of 289 international units, including the various Cifra formats. International sales accounted for approximately 6.4% of total Company sales in fiscal 1998 compared with 4.8% in fiscal 1997. The growth in International is partially due to the acquisition of controlling interest of Cifra during the third quarter. SAM'S Club sales, as a percentage of total Company sales, decreased from 18.9% in fiscal 1997 to 17.5% in fiscal 1998.

Costs and Expenses

Cost of sales, as a percentage of sales, decreased, resulting in increases in gross margin of .2% and .4% in fiscal 1999 and fiscal 1998, respectively. These improvements in gross margin occurred even with continued price rollbacks and our continuing commitment to always providing low prices. Lower inventory levels resulted in reduced markdowns and decreased shrink and generated a sustainable improvement in profitability without raising prices. The improvement in gross margin also occurred despite higher food department and International sales, which generally have lower gross margins than domestic general merchandise. This effect is partially offset by the slower growth of SAM'S Club, which is our lowest gross margin retail operation.

Operating, selling, general and administrative expenses decreased .2% as a percentage of sales in fiscal 1999 when compared with fiscal 1998. The strong sales increase along with lower inventory levels combined to reduce expenses as a percentage of sales. The expense leverage was mitigated in the consolidated results due to the percentage of the total volume decreasing in the SAM'S Club segment, which has lower expenses as a percentage of sales, while the percentage of total volume increased in the International segment, which has higher expenses as a percentage of sales than the other operating segments. Every operating segment was flat or down in expenses as a percent of sales in fiscal 1999 when compared with fiscal 1998.

Operating, selling, general and administrative expenses increased .3% as a percentage of sales in fiscal 1998 when compared with fiscal 1997. Approximately
 .2% of the increase in fiscal 1998 was due to increases in payroll and related benefit costs. Additionally, a contributing factor in the increase for the year was the one-time pre-tax charge of $50 million for closing the majority of the Bud's Discount City stores during the second quarter of fiscal 1998.

Interest Costs

Interest costs decreased .1% as a percentage of sales in fiscal 1999 when compared with fiscal 1998. This marks the third consecutive year that interest costs relating to debt have declined. The Company was able to meet cash requirements without short-term borrowings throughout most of fiscal 1999 due to enhanced operating cash flows. The interest on the Company's capital leases increased over fiscal 1998 due to continuing expansion. Interest costs decreased in fiscal 1998 compared to fiscal 1997 due primarily to lower short-term borrowings. Enhanced operating cash flows and lower capital spending enabled the Company to meet cash requirements without short-term borrowings throughout most of fiscal 1998. See Note 3 of Notes to Consolidated Financial Statements for additional information on interest and debt.

Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates.

The Company enters into interest rate swaps to minimize the risk and costs associated with financing activities. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.


                Wal-Mart Stores, Inc. Annual Report - Page 21

Interest Rate Sensitivity
As of January 31, 1999
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

                                                                                               Fair
                                                                                              value
(Amounts in millions)             2000    2001    2002    2003    2004  Thereafter   Total   1/31/99
Liabilities
Long-term debt including
  current portion
    Fixed rate debt              $ 900  $1,284    $801    $558    $285    $3,980    $7,808    $8,323
    Average interest rate
      - U.S.$ rate                 7.1%    7.2%    7.1%    6.9%    7.0%      7.2%      7.2%
Long-term obligation related to
  real estate investment trust
    Fixed rate obligation           39      43      46      50      55       327       560       641
    Fixed interest rate
      - U.S.$ rate                 8.4%    8.4%    8.4%    8.4%    8.4%      8.4%      8.4%

Interest Rate Derivative Financial
Instruments Related to Debt
Interest rate swap
    Pay variable/receive fixed       -     500       -       -       -         -       500        10
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial plus .134%
    Fixed rate received
      - U.S.$ rate                   -     5.7%      -       -       -         -       5.7%
Interest rate swap
    Pay variable/receive fixed       -     500       -       -       -         -       500         5
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial plus .245%
    Fixed rate received
      - U.S.$ rate                   -     5.9%      -       -       -         -       5.9%

Interest Rate Derivative Financial
Instruments Related to Real Estate
Investment Trust Obligation
Interest rate swap
    Pay variable/receive fixed      38      41      45      49      54       324       551        44
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial
    Fixed rate received
      - U.S.$ rate                 7.0%    7.0%    7.0%    7.0%    7.0%      7.0%      7.0%
Interest rate swap
    Pay variable/receive fixed       -       -       -       -       -       230       230        30
    Average rate paid - 6-month
      U.S.  LIBOR
    Fixed rate received
      - U.S.$ rate                   -       -       -       -       -       7.0%      7.0%

Interest Rate Derivative Financial
Instrument Related to Currency Swaps
Currency swap - German Deutschemarks
    Pay variable/receive variable    -       -       -   1,101       -         -     1,101       (43)
    Average rate paid - 3-month
      German Deutschemark LIBOR
      minus .0676%
    Average rate received - 30-day
      U.S. commercial paper
      non-financial
Interest rate swap
- German Deutschemarks
    Pay fixed/receive variable       -       -       -   1,101       -         -     1,101       (58)
    Fixed rate paid - German
      Deutschemark rate              -       -       -     4.5%      -         -       4.5%
    Average rate received - 3-month
      German Deutschemark LIBOR
      minus .0676%
Interest rate swap - U.S. Dollars
    Pay variable/receive fixed       -       -       -   1,101       -         -     1,101        28
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial
    Fixed rate received
      - U.S.$ rate                   -       -       -     5.8%      -         -       5.8%
Currency swap
- German Deutschemarks
    Pay variable/receive variable    -       -       -       -     809         -       809        18
    Average rate paid - 3-month
      German Deutschemark LIBOR
      minus .055%
    Average rate received - 30-day
      U.S. commercial paper
      non-financial
Interest rate swap
- German Deutschemarks
    Pay fixed/receive variable       -       -       -       -     809         -       809         3
    Fixed rate paid -
      German Deutschemark rate       -       -       -       -     3.4%        -       3.4%
    Average rate received - 3-month
      German Deutschemark LIBOR
      minus .055%
Interest rate swap - U.S. Dollars
    Pay variable/receive fixed       -       -       -       -     809         -       809          1
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial
    Fixed rate received - U.S.$ rate -       -       -       -     5.2%        -       5.2%


                Wal-Mart Stores, Inc. Annual Report - Page 22

Interest Rate Sensitivity
As of January 31, 1998
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

                                                                                               Fair
                                                                                              value
(Amounts in millions)             1999    2000    2001    2002    2003  Thereafter   Total   1/31/98
Liabilities
Long-term debt including
  current portion
    Fixed rate debt             $1,039    $815  $1,268    $802    $559    $3,747    $8,230    $8,639
    Average interest rate
      - U.S.$ rate                 7.1%    7.2%    7.2%    7.1%    6.9%      7.2%      7.2%
Long-term obligation related to
  real estate investment trust
    Fixed rate obligation           36      39      43      46      50       382       596       660
    Fixed interest rate
      - U.S.$ rate                 8.4%    8.4%    8.4%    8.4%    8.4%      8.4%      8.4%

Interest Rate Derivative Financial
Instruments Related to Debt
Interest rate swap
    Pay variable/receive fixed       -       -     500       -       -         -       500         -
    Average rate paid - 30-day
      U.S. commercial paper
      non-financial plus .134%
    Fixed rate received
      - U.S.$ rate                   -       -     5.7%      -       -         -       5.7%

Interest Rate Derivative Financial
Instruments Related to Real Estate
Investment Trust Obligation
Interest rate swap
    Pay variable/receive fixed      34      38      41      45      49       378       585        17
    Average pay rate - 30-day
      U.S. commercial paper
      non-financial
    Fixed rate received
      - U.S.$ rate                 7.0%    7.0%    7.0%    7.0%    7.0%      7.0%      7.0%
Interest rate swap
    Pay variable/receive fixed       -       -       -       -       -       230       230        20
    Average rate paid - 6-month
      U.S. LIBOR
    Fixed rate received
      - U.S.$ rate                   -       -       -       -       -       7.0%      7.0%

Interest Rate Derivative Financial
Instrument Related to Currency Swap
German Deutschemarks
    Pay variable/receive variable    -       -       -   1,101       -         -     1,101        (1)
    Average rate paid - 3-month
      German Deutschemark LIBOR
      minus .0676%
    Average rate received - 30-day
      U.S. commercial paper
      non-financial

The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. In addition, the Company entered into two foreign currency swaps to hedge the net investment in Germany.

The following tables provide information about the Company's derivative financial instruments, including foreign currency forward exchange agreements and currency swap agreements by functional currency and presents the information in United States dollar equivalents. For foreign currency forward exchange agreements, the table presents the notional amounts and average exchange rates by contractual maturity dates.


                Wal-Mart Stores, Inc. Annual Report - Page 23

Foreign Currency Exchange Rate Sensitivity
As of January 31, 1999
Principal (Notional) Amount by Expected Maturity

                                                                                               Fair
                                                                                              value
(Amounts in millions)             2000    2001    2002    2003    2004  Thereafter   Total   1/31/99
Forward Contracts to Sell Foreign
Currencies for U.S.$
Canadian Dollars
    Notional amount                 45       -       -       -       -         -        45       (1)
    Average contract rate          1.5       -       -       -       -         -       1.5

German Deutschemarks
    Notional amount                  1       -       -       -       -         -         1        -
    Average contract rate          1.8       -       -       -       -         -       1.8

Forward Contracts to Sell Foreign
Currencies for Hong Kong $
German Deutschemarks
    Notional amount                  1       -       -       -       -         -         1        -
    Average contract rate          0.2       -       -       -       -         -       0.2
    Average currency exchange rate 1.8       -       -       -       -         -       1.8

Currency Swap Agreements
Payment of German Deutschemarks
    Notional amount                  -       -       -   1,101       -         -     1,101      (43)
    Average contract rate            -       -       -     1.8       -         -       1.8
Payment of German Deutschemarks
    Notional amount                  -       -       -       -     809         -       809       18
    Average contract rate            -       -       -       -     1.7         -       1.7

Foreign Currency Exchange Rate Sensitivity
As of January 31, 1998
Principal (Notional) Amount by Expected Maturity

                                                                                               Fair
                                                                                              value
(Amounts in millions)             1999    2000    2001    2002    2003  Thereafter   Total   1/31/98
<S
Forward Contracts to Sell Foreign
Currencies for U.S.$
Canadian Dollars
    Notional amount                 24       -       -       -       -         -        24         -
    Average contract rate          1.4       -       -       -       -         -       1.4
German Deutschemarks
    Notional amount                  2       -       -       -       -         -         2         -
    Average contract rate          1.8       -       -       -       -         -       1.8

Forward Contracts to Sell Foreign
Currencies for Hong Kong $
German Deutschemarks
    Notional amount                  1       -       -       -       -         -         1         -
    Average contract rate          0.2       -       -       -       -         -       0.2
    Average currency exchange rate 1.8       -       -       -       -         -       1.8

Currency Swap Agreements
Payment of German Deutschemarks
    Notional amount                  -       -       -       -   1,101         -     1,101        (1)
    Average contract rate            -       -       -       -     1.8         -       1.8


               Wal-Mart Stores, Inc. Annual Report - Page 24

International Operations

The Company's foreign operations are comprised of wholly-owned operations in Argentina, Canada, Germany and Puerto Rico; joint ventures in China and Korea; and majority-owned subsidiaries in Brazil and Mexico. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts, where feasible, for known transactions.

All foreign operations are measured in their local currencies with the exception of Mexico, which operates in a highly-inflationary economy and reports operations using United States dollars. Beginning in fiscal 2000, Mexico will no longer be considered a highly-inflationary economy and will begin reporting its operations in its local currency. The Company does not anticipate there will be a material impact on the consolidated or International segment's results of operations or financial position as a result of the change. In fiscal 1999, the foreign currency translation adjustment increased by $36 million to $509 million primarily due to the exchange rates in Brazil and Canada, and in fiscal 1998, the foreign currency translation adjustment increased by $73 million to $473 million primarily due to the exchange rate in Canada.

The International segment's operating profit increased from $262 million in fiscal 1998 to $551 million in fiscal 1999. As noted above, the results for fiscal 1999 include the operating profit of Cifra and Wertkauf. Because the acquisitions occurred during the last half of fiscal 1998, the additional operating profit resulting from these acquisitions accounts for a part of the increase in the International segment's operating profit.

Liquidity and Capital Resources
Cash Flows Information

Cash flows from operating activities were $7,580 million in fiscal 1999, up from $7,123 million in fiscal 1998. In fiscal 1999, the Company invested $3,734 million in capital assets, paid dividends of $693 million, and had a net cash outlay of $855 million for acquisitions. Acquisitions include the purchase of six undeveloped sites and four units in Korea which had been operated by Korea Makro, and 74 Interspar hypermarkets  in Germany from Spar Handels AG. See Note  6  of  Notes  to
Consolidated   Financial   Statements  for  additional   information   on
acquisitions.

Company Stock Purchase and Common Stock Dividends

In fiscal 1999, the Company repurchased over 21 million shares of its common stock for $1,202 million. In March of 1999 the Company announced plans to increase the existing common stock repurchase program by $1.2 billion, resulting in a total outstanding authorization of $2 billion. Additionally, the Company increased the dividend 29% to $.20 per share (after the two-for-one common stock split, which was also announced in March of 1999) for fiscal 2000. This marks the 27th consecutive yearly increase in dividends.

Borrowing Information

The Company had committed lines of credit with 78 banks, aggregating $1,872 million and informal lines of credit with various other banks, totaling an additional $1,950 million, which were used to support short-term borrowing and commercial paper. These lines of credit and their anticipated cyclical increases were sufficient to finance the seasonal buildups in merchandise inventories and other cash requirements.

The Company anticipates generating sufficient operating cash flow to pay the increased dividend and to fund all capital expenditures. Accordingly, management does not plan to finance future capital expenditures with debt. However, the Company plans to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing in view of an excellent credit rating and favorable experiences in the debt market in the recent past. In addition to the available credit lines mentioned above, the Company may sell up to $501 million of public debt under shelf registration statements previously filed with the United States Securities and Exchange Commission.

Expansion

Domestically, the Company plans to open approximately 40 new Wal-Mart stores and approximately 150 new Supercenters. Relocations or expansions of existing discount stores will account for 90 of the Supercenters, while approximately 60 will be new locations. Due to the positive customer feedback on the Neighborhood Market concept, which is being tested in four locations, the Company plans to expand the test to additional areas. Also planned for fiscal 2000 are ten to fifteen new SAM'S Clubs, including six relocations. In addition, the Company will remodel approximately 140 of the existing SAM'S Clubs and expand one unit. In order to serve these and future developments, the Company will begin shipping from three new distribution centers in the next fiscal year. Internationally, plans are to develop 75 to 80 new retail units.
These stores are planned in Argentina, Brazil, Canada, China, Korea, Mexico, and Puerto Rico. Total planned growth represents approximately 34 million square feet of net additional retail space.

Total planned capital expenditures for fiscal 2000 approximate $4.9 billion. We plan to finance our expansion primarily with operating cash flows.

Year 2000 Issue State of Readiness

Historically, computer software has been programmed to make assumptions about the century when given a date that only uses two digits to represent the year. Although these assumptions have been perfectly acceptable the past few decades, they are a potential cause for concern for software used in the year 2000 and beyond. Specifically, this abbreviated date format makes it difficult for an application or computer user to distinguish between dates starting with 19xx and 20xx. The Company has been evaluating and adjusting all of its known date-sensitive systems and equipment for Year 2000 compliance, including those systems and equipment which support the Company's International segment. The assessment phase of the Year 2000 project is substantially complete and


                Wal-Mart Stores, Inc. Annual Report - Page 25

included both information technology, such as point-of-sale computer systems, as well as non-information technology equipment, such as warehouse conveyor systems. All internal coding conversions are complete. Some third-party applications representing less than 1% of the total application inventory remain to be converted, these applications are dependent on vendor upgrade availability and will be completed by October 1999. Virtually all the conversions were performed or are expected to be performed by Company associates.

The next phase of the Company's Year 2000 project, complete system testing, began during the second quarter of fiscal 1999. The first phase of testing has been completed on critical systems. Thus far, no significant issues have been detected in the testing. A second, more comprehensive phase of testing, is scheduled for the March 1999 to July 1999 timeframe. A final test cycle is planned for October 1999 to ensure all version levels, upgrades, new releases and enhancements are Year 2000 compliant.

The total incremental estimated cost directly related to the Year 2000 remedy is $27 million. Approximately $17.5 million of the cost is related to reprogramming, replacement, extensive testing and validation of software, which is being expensed as incurred, while approximately $9.5 million is related to acquisition of hardware. Approximately $8 million of the $27 million cost of conversion has been incurred as of the end of the fourth quarter of fiscal 1999. The majority of the remaining costs include future testing of the systems and the purchase of additional equipment. All of these costs are being funded through operating cash flows. These costs are not a significant component of the Company's overall information technology budget. The Company's Information Systems Division did not defer any information technology projects last year to address the Year 2000 issue. During fiscal 2000 the Company still plans to complete and implement over half of the normal project load in priority sequence.

In addition to internal Year 2000 implementation activities, the Company is communicating with other companies with which our systems interface or on which it relies to determine the extent to which those companies are addressing their Year 2000 compliance. Testing began during the third quarter of fiscal year 1999 and will be substantially complete by October 31, 1999. Thus far, no significant issues have been detected in the testing process. There can be no assurance that there will not be an adverse effect on the Company if third parties, such as utility companies or merchandise suppliers, do not convert their systems in a timely manner and in a way that is compatible with the Company's systems. However, management believes that ongoing communication with and assessment of these third parties should minimize these risks.

The Company anticipates minimal business disruption will occur as a result of Year 2000 issues; however, possible consequences include, but are not limited to, loss of communications links with certain store locations, loss of electric power, inability to process transactions, send purchase orders, or engage in similar normal business activities. In addition, since there is no uniform definition of Year 2000 compliance and not all customer situations can be anticipated, the Company may experience an increase in sales returns of merchandise that may contain hardware or software components. If returns of merchandise increase, such returns are not expected to be material to the Company's financial condition.

Although the Company has not finalized its contingency plans for possible Year 2000 issues, initial analysis and planning is underway. Where needed, the Company will establish contingency plans based on its actual testing experience with its supplier base and assessment of outside risks. The Company anticipates the majority of its contingency plans to be in place by October 31, 1999.

The cost of the conversions and the completion dates are based on management's best estimates and may be updated as additional information becomes available. Readers are referred to the next section of this report, which addresses forward-looking statements made by the Company.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the
Company.  Certain  statements  contained in Management's  Discussion  and
Analysis and in other Company filings are forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows and future performance. The forward-looking statements are subject to risks and uncertainties including but not limited to the cost of goods, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, Year 2000 issues, interest rate fluctuations and other capital market conditions, and other risks indicated in the Company's filings with the United States Securities and Exchange Commission. Actual results may materially differ from anticipated results described in these statements.


               Wal-Mart Stores, Inc. Annual Report - Page 26

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions except per share data)
Fiscal years ended January 31,        1999           1998           1997
Revenues:
  Net sales                       $137,634       $117,958       $104,859
  Other income-net                   1,574          1,341          1,319
                                   139,208        119,299        106,178

Costs and Expenses:
  Cost of sales                    108,725         93,438         83,510
  Operating, selling and general
    and administrative expenses     22,363         19,358         16,946
Interest Costs:
  Debt                                 529            555            629
  Capital leases                       268            229            216
                                   131,885        113,580        101,301

Income Before Income Taxes,
  Minority Interest and Equity
  in Unconsolidated Subsidiaries     7,323          5,719          4,877
Provision for Income Taxes
  Current                            3,380          2,095          1,974
  Deferred                            (640)            20           (180)
                                     2,740          2,115          1,794

Income Before Minority Interest
  and Equity in Unconsolidated
  Subsidiaries                       4,583          3,604          3,083
Minority Interest and Equity
  in Unconsolidated Subsidiaries      (153)           (78)           (27)
Net Income                        $  4,430       $  3,526       $  3,056
Net Income Per Share - Basic
  and Dilutive                       $0.99          $0.78          $0.67
Average Number of Common Shares:
  Basic                              4,464          4,516          4,585
  Dilutive                           4,485          4,533          4,592

See accompanying notes.


                Wal-Mart Stores, Inc. Annual Report - Page 27

CONSOLIDATED BALANCE SHEETS

(Amounts in millions)
January 31,                                       1999              1998
Assets
Current Assets:
  Cash and cash equivalents                  $   1,879            $1,447
  Receivables                                    1,118               976
  Inventories
      At replacement cost                       17,549            16,845
      Less LIFO reserve                            473               348

      Inventories at LIFO cost                  17,076            16,497
  Prepaid expenses and other                     1,059               432

    Total Current Assets                        21,132            19,352

Property, Plant and Equipment, at Cost:
  Land                                           5,219             4,691
  Building and improvements                     16,061            14,646
  Fixtures and equipment                         9,296             7,636
  Transportation equipment                         553               403
                                                31,129            27,376

  Less accumulated depreciation                  7,455             5,907
    Net property, plant and equipment           23,674            21,469
Property Under Capital Lease:
  Property under capital lease                   3,335             3,040
  Less accumulated amortization                  1,036               903
    Net property under capital leases            2,299             2,137
Other Assets and Deferred Charges                2,891             2,426
  Total Assets                                 $49,996           $45,384

Liabilities and Shareholders' Equity
Current Liabilities:
  Accounts payable                           $  10,257         $   9,126
  Accrued liabilities                            4,998             3,628
  Accrued income taxes                             501               565
  Long-term debt due within one year               900             1,039
  Obligations under capital leases
    due within one year                            106               102
    Total Current Liabilities                   16,762            14,460

Long-Term Debt                                   6,908             7,191
Long-Term Obligations Under Capital Leases       2,699             2,483
Deferred Income Taxes and Other                    716               809
Minority Interest                                1,799             1,938
Shareholders' Equity
    Preferred stock ($.10 par value; 100
      shares authorized, none issued)
    Common stock ($.10 par value; 5,500
      shares authorized, 4,448 and 2,241
      issued and outstanding in 1999 and
      1998, respectively)                          445               224
    Capital in excess of par value                 435               585
    Retained earnings                           20,741            18,167
    Other accumulated comprehensive income        (509)             (473)

    Total Shareholders' Equity                  21,112            18,503

    Total Liabilities and Shareholders' Equity $49,996           $45,384

See accompanying notes.


                Wal-Mart Stores, Inc. Annual Report - Page 28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                           Other
                                                   Capital in              accumulated
(Amounts in millions              Number   Common   excess of   Retained   comprehensive
 except per share data)         of shares   stock   par value   earnings   income              Total
Balance - January 31, 1996          2,293   $ 229      $ 545    $ 14,394          ($ 412)   $ 14,756
Comprehensive Income
  Net income                                                       3,056                       3,056
  Other accumulated comprehensive income
   Foreign currency translation adjustment                                            12          12
Total Comprehensive income                                                                  $  3,068
  Cash dividends ($.11 per share)                                   (481)                       (481)
  Purchase of Company stock            (8)                (7)       (201)                       (208)
  Stock options exercised and other            (1)         9                                       8

Balance - January 31, 1997          2,285     228        547      16,768            (400)     17,143
Comprehensive Income
  Net income                                                       3,526                       3,526
  Other accumulated comprehensive income
   Foreign currency translation adjustment                                           (73)        (73)
Total Comprehensive income                                                                  $  3,453
  Cash dividends ($.14 per share)                                   (611)                       (611)
  Purchase of Company stock           (47)     (5)       (48)     (1,516)                     (1,569)
  Stock options exercised and other     3       1         86                                      87

Balance - January 31, 1998          2,241     224        585      18,167            (473)     18,503
Comprehensive Income
  Net income                                                       4,430                       4,430
  Other accumulated comprehensive income
   Foreign currency translation adjustment                                           (36)        (36)
Total Comprehensive income                                                                  $  4,394
  Cash dividends ($.16 per share)                                   (693)                       (693)
  Purchase of Company stock           (21)     (2)       (37)     (1,163)                     (1,202)
  Two-for-one stock split
   (announced March 4, 1999)        2,224     223       (223)
Stock options exercised and other       4                110                                     110

Balance - January 31, 1999          4,448    $445       $435     $20,741          ($ 509)   $ 21,112

See accompanying notes.


                Wal-Mart Stores, Inc. Annual Report - Page 29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)
Fiscal years ended January 31,               1999        1998       1997
Cash flows from operating activities
  Net Income                               $4,430      $3,526     $3,056
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation and amortization             1,872       1,634      1,463
  Increase in accounts receivable            (148)        (78)       (58)
  (Increase)/decrease in inventories         (379)       (365)        99
  Increase in accounts payable              1,108       1,048      1,208
  Increase in accrued liabilities           1,259       1,329        430
  Deferred income taxes                      (640)         20       (180)
  Other                                        78           9        (88)
Net cash provided by operating activities   7,580       7,123      5,930

Cash flows from investing activities
  Payments for property, plant
   and equipment                           (3,734)     (2,636)    (2,643)
  Proceeds from sale of photo
    finishing plants                            -           -        464
  Acquisitions                               (855)     (1,865)         -
  Other investing activities                  171          80        111
Net cash used in investing activities      (4,418)     (4,421)    (2,068)

Cash flows from financing activities
  Decrease in commercial paper                  -           -     (2,458)
  Proceeds from issuance of long-term debt    536         547          -
  Net proceeds from formation of Real Estate
    Investment Trust                            -           -        632
  Purchase of Company stock                (1,202)     (1,569)      (208)
  Dividends paid                             (693)       (611)      (481)
  Payment of long-term debt                (1,075)       (554)      (541)
  Payment of capital lease obligations       (101)        (94)       (74)
  Other financing activities                 (195)        143         68
Net cash used in financing activities      (2,730)     (2,138)    (3,062)

Net increase in cash and cash equivalents     432         564        800
Cash and cash equivalents at
  beginning of year                         1,447         883         83

Cash and cash equivalents at end of year   $1,879      $1,447       $883

Supplemental disclosure of cash
flow information
  Income tax paid                          $3,458      $1,971     $1,791
  Interest paid                               805         796        851
  Capital lease obligations incurred          347         309        326
  Investment in unconsolidated
    subsidiary exchanged in acquisition         -         226          -

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

Inventories

The Company uses the retail last in first out (LIFO) method for domestic Wal-Mart discount stores and Supercenters and cost LIFO for SAM'S Clubs. International inventories are on other cost methods. Inventories are not in excess of market value.

Pre-opening costs

During fiscal 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The impact of the adoption of SOP 98-5 was $8 million net of taxes. Due to the immateriality to the Company's results of operations, the initial application was not reported as a cumulative effect of a change in an accounting principle. The impact of the change did not have a material effect on any of the years presented.

Interest during construction

In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $41 million, $33 million and $44 million in 1999, 1998 and 1997, respectively.

Financial instruments

The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financing and global operating activities. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Unrealized gains and losses resulting from market movements are not recognized. Hedges of firm commitments are deferred and recognized when the hedged transaction occurs.

Goodwill and other acquired intangible assets

Goodwill and other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. Management estimates such periods of economic benefits using factors such as entry barriers in certain countries, operating rights and estimated lives of other operating assets acquired. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying
amount.  Such  evaluation  is  based  on   cash  flow  and  profitability
projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to
evaluate  the  capacity  of  an  acquired  business  to  perform   within
projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets. Goodwill and other acquired intangible assets, net of accumulated amortization, included in the consolidated balance sheets is $2,538 million and $1,887 million in 1999 and 1998, respectively.

Long-lived assets

The Company periodically reviews long-lived assets and certain intangible assets when indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Comprehensive income

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components. The Company has reclassified all years presented to reflect comprehensive income and its components in the consolidated statements of shareholders' equity.

Stock split

On March 4, 1999, the Company announced a two-for-one stock split issued in the form of a 100% stock dividend. The date of record is March 19, 1999, and it will be distributed April 19, 1999. Consequently, the stock option data and per share data have been restated to reflect the stock split.

Advertising costs

Advertising costs are expensed as incurred and were $405 million, $292 million and $249 million in 1999, 1998 and 1997, respectively.

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

Building and improvements                        5-33 years
Fixtures and equipment                           5-12 years
Transportation equipment                         2-5 years
Goodwill and other acquired intangible assets    20-40 years


Costs of computer software

In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use." The SOP will be effective for the Company beginning February 1, 1999. The SOP will require the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Currently, costs related to developing internal-use software are expensed as incurred. The Company does not anticipate there will be a material impact on the results of operations or financial position after SOP 98-1 is adopted.


                Wal-Mart Stores, Inc. Annual Report - Page 31

Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will be effective for the Company beginning February 1, 2000. The new Statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. The Company is analyzing the implementation requirements and currently does not anticipate there will be a material impact on the results of operations or financial position after the adoption of Statement No. 133.

Net income per share

Basic net income per share is based on the weighted average outstanding common shares. Dilutive net income per share is based on the weighted average outstanding shares reduced by the dilutive effect of stock options.

Foreign currency translation

The assets and liabilities of most foreign subsidiaries are translated at current exchange rates and any related translation adjustments are recorded as a component of accumulated comprehensive income. Operations in Mexico operate in highly inflationary economies and certain assets are translated at historical exchange rates and all translation adjustments are reflected in the Consolidated Statements of Income. Beginning in fiscal 2000, Mexico will no longer be considered highly inflationary and will begin reporting operations in local currency.

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

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.



2 Defined Contribution Plans

The Company maintains profit sharing plans under which most full-time and many part-time associates become participants following one year of employment and a 401(k) plan in which the same associates may elect to contribute up to 10% of their earnings.

The Company will make annual contributions to these plans on behalf of all eligible associates, including those who have not elected to contribute to the 401(k) plan.

Annual Company contributions are made at the sole discretion of the Company, and were $388 million, $321 million and $247 million in 1999, 1998 and 1997, respectively.


3 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,                1999       1998       1997
Maximum amount outstanding at month-end     $1,976     $1,530     $2,209
Average daily short-term borrowings            256        212      1,091
Weighted average interest rate                 5.1%       5.6%       5.3%

At January 31, 1999 and 1998, there were no short-term borrowings outstanding. At January 31, 1999, the Company had committed lines of credit of $1,872 million with 78 banks and informal lines of credit with various banks totaling an additional $1,950 million, which were used to support short-term borrowings and commercial paper. Short-term borrowings under these lines of credit bear interest at or below the prime rate.

Long-term debt at January 31, consists of (amounts in millions):


                Wal-Mart Stores, Inc. Annual Report - Page 32

Fiscal years ended January 31,                        1999          1998
8.625%          Notes due April 2001                  $750          $750
5.875%          Notes due October 2005                 597           597
5.850%          Notes due June 2018 with
                  biannual put options                 500             -
5.650%          Notes due February 2010
                  with biannual put options            500           500
7.500%          Notes due May 2004                     500           500
9.100%          Notes due July 2000                    500           500
6.500%          Notes due June 2003                    454           454
7.250%          Notes due June 2013                    445           445
7.800% - 8.250% Obligations from sale/leaseback
                  transactions due 2014                427           458
6.750%          Notes due May 2002                     300           300
7.000% - 8.000% Obligations from sale/leaseback
                  transactions due 2013                292           306
8.500%          Notes due September 2024               250           250
6.750%          Notes due October 2023                 250           250
8.000%          Notes due September 2006               250           250
6.125%          Eurobond due November 2000             250           250
6.375%          Notes due March 2003                   228           228
6.750%          Eurobond due May 2002                  200           200
6.875%          Eurobond due June 1999                   -           250
6.125%          Notes due October 1999                   -           500
                Other                                  215           203
                                                    $6,908        $7,191

The Company has $1 billion of outstanding debt with imbedded put options. Beginning in fiscal 2001, and every second year thereafter the holders of the debt may require the Company to repurchase the debt at face value.

Long-term   debt   is  unsecured  except  for  $182  million   which   is
collateralized by property with an aggregate carrying value of approximately $347 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal years ended                                   Annual
January 31,                                        maturity
2000                                                 $  900
2001                                                  1,284
2002                                                    801
2003                                                    558
2004                                                    285
Thereafter                                            3,980

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relate to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land.

These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 1999, are (in millions):

Fiscal years ended                                  Minimum
January 31,                                         rentals
2000                                                  $104
2001                                                   100
2002                                                    94
2003                                                    98
2004                                                    93
Thereafter                                             724

At January 31, 1999 and 1998, the Company had letters of credit outstanding totaling $767 million and $673 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

Under  shelf registration statements previously filed with the Securities
and   Exchange   Commission,  the  Company  may  issue  debt   securities
aggregating $501 million.


4 Financial Instruments

Interest rate instruments
The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. The swap agreements are contracts to exchange fixed or variable rate interest for fixed or variable interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. These instruments are not recorded on the balance sheet, and as of January 31, 1999 and 1998, are as follows:


                Wal-Mart Stores, Inc. Annual Report - Page 33

Notional amount    Maturity           Rate                         Rate            Fair
(in millions)        date           received                       paid            value
January 31, 1999
$  551               2007              7.0%              30-day U.S. commercial     $44
                                                          paper non-financial
   500               2001              5.9%              30-day U.S. commercial       5
                                                          paper non-financial
                                                              plus .245%
   500               2001              5.7%              30-day U.S. commercial      10
                                                          paper non-financial
                                                              plus .134%
 1,101               2003              5.8%              30-day U.S. commercial      28
                                                          paper non-financial
 1,101               2003      30-day U.S. commercial     3-month German DEM        (43)
                                paper non-financial        LIBOR minus .0676%
 1,101               2003       3-month German DEM           4.5% - DEM rate        (58)
                                LIBOR minus .0676%
   809               2004              5.2%              30-day U.S. commercial       1
                                                          paper non-financial
   809               2004      30-day U.S. commercial     3-month German DEM         18
                                paper non-financial        LIBOR minus .055%
   809               2004       3-month German DEM          3.4% - DEM rate           3
                                 LIBOR minus .055%
   230               2027              7.0%               6-month U.S. LIBOR         30

January 31, 1998
$  585               2007              7.0%              30-day U.S. commercial     $17
                                                          paper non-financial
   500               2001              5.7%              30-day U.S. commercial       -
                                                          paper non-financial
                                                              plus .134%
 1,101               2003      30-day U.S. commercial     3-month German DEM         (1)
                                paper non-financial        LIBOR minus .0676%
   230               2027              7.0%                6-month U.S. LIBOR        20


Foreign exchange instruments
The Company has entered into two foreign currency swap agreements to hedge its net investment in Germany. In fiscal 1998, the Company entered into a foreign currency swap where it will pay 1,960 million in German Deutschemarks in 2003 and will receive $1,101 million in United States Dollars. In fiscal 1999, the Company entered into a foreign currency swap where it will pay 1,360 million in German Deutschemarks in 2004 and will receive $809 million in United States Dollars.

The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for short durations of six months or less and are insignificant to the Company's operations or financial position. There were approximately $46 million notional outstanding at January 31, 1999.

Fair value of financial instruments
     Cash and cash equivalents: The carry amount approximates fair value due to the short maturity of these instruments.
     Long-term debt: The fair value of the Company's long-term debt, including current maturities, approximates $8,323 million at January 31, 1999 and is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.
    Interest rate instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.
    Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from external sources.


5 Income Taxes


The income tax provision consists of the following (in millions):

Fiscal years ended January 31,           1999         1998          1997
Current
  Federal                             $ 3,043      $ 1,891       $ 1,769
  State and local                         254          186           201
  International                            83           18             4
Total current tax provision             3,380        2,095         1,974
Deferred
  Federal                                (655)          (5)          (97)
  State and local                         (28)          (2)           (9)
  International                            43           27           (74)
Total deferred tax provision             (640)          20          (180)
Total provision for income taxes      $ 2,740      $ 2,115       $ 1,794


                Wal-Mart Stores, Inc. Annual Report - Page 34

Items that give rise to significant portions of the deferred tax accounts at January 31, are as follows (in millions):

Fiscal years ended January 31,           1999         1998         1997
Deferred tax liabilities:
Property, plant and equipment         $   695      $   797      $   721
Inventory                                 286          275          145
International, principally asset
  basis differences                       272          387           83
Other                                      36           33           45
Total deferred tax liabilities          1,289        1,492          994
Deferred tax assets:
Amounts accrued for financial
  reporting purposes not yet
  deductible for tax purposes             985          441          295
Capital leases                            188          190          169
International, asset basis and
  loss carryforwards                      143          258          314
Deferred revenue                           66           89          113
Other                                     184          108           68
Total deferred tax assets               1,566        1,086          959
Net deferred tax (assets)
  liabilities                         $  (277)     $   406      $    35


A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,           1999         1998         1997
Statutory tax rate                       35.0%        35.0%        35.0%
State income taxes, net of
  federal income tax benefit              2.0%         2.1%         2.2%
International                            (0.5%)       (0.3%)       (1.5%)
Other                                     0.9%         0.2%         1.1%
                                         37.4%        37.0%        36.8%

6 Acquisitions

On January 1, 1999, the Company took possession of 74 units from the Interspar hypermarket chain in Germany. The units were acquired from Spar Handels AG, a German company that owns multiple retail formats and wholesale operations throughout Germany. The transaction closed on December 29, 1998; therefore, the assets are included in the Company's consolidated balance sheet and the results of operations will be included beginning in fiscal 2000. The transaction has been recorded as a purchase. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years.

In July 1998, the Company extended its presence in Asia with an investment in Korea. The Company acquired a majority interest in four units as well as six undeveloped sites. The four units were previously operated by Korea Makro. The transaction has been accounted for as a purchase. The new assets and liabilities acquired are recorded at fair value. The goodwill is being amortized over 40 years. The results of operations since the effective date of the acquisition have been included in the Company's results.

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

The Company then acquired 593,100,000 shares of the Series "A" Common Shares and Series "B" Common Shares of Cifra, for approximately $1.2 billion. The transaction has been accounted for as a purchase. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years. As a result of the merger and tender offer, Wal-Mart holds a majority interest of the outstanding voting shares of Cifra. The results of operations for Cifra, since the effective merger date, have been included in the Company's results.

In December 1997, the Company acquired the Wertkauf hypermarket chain in Germany, as well as certain real estate. The 21 hypermarkets are one-stop shopping centers that offer a broad assortment of high quality general merchandise and food and are similar to the Wal-Mart Supercenter format in the United States. The transaction has been accounted for as a purchase. Net assets and liabilities of Wertkauf and the real estate are recorded at fair value. The goodwill is being amortized over 40 years. The transaction closed on December 30, 1997; therefore, the assets are included in the January 31, 1998 consolidated balance sheet and the results of operations are included in fiscal 1999.


                Wal-Mart Stores, Inc. Annual Report - Page 35

In December 1997, the Company acquired the minority interest in its Brazilian joint venture from Lojas Americanas, and then sold a lesser share to an individual. The purchase price of the minority interest approximated book value. Because the transaction closed on December 30, 1997, the results of operations for fiscal 1998 include the Company's original ownership percentage of the joint venture.

Pro forma results of operations are not presented due to the insignificant differences from historical results, both individually and in the aggregate. The fair value of the assets and liabilities recorded as a result of these transactions is as follows (in millions):


                                         1999             1998
Cash and cash equivalents                $137           $  500
Receivables                                 -               97
Inventories                               200              266
Net property, plant and equipment         219            2,105
Goodwill and other acquired
  intangible assets                       576            1,213
Accounts payable                         (112)            (431)
Accrued liabilities                       (60)            (132)
Deferred income taxes                      32             (353)
Minority interest                         (22)            (705)
Other                                      22               31
                                          992            2,591
Investment in unconsolidated
   Mexican subsidiary exchanged          -                (226)
Total cash purchase price                $992          $ 2,365

7 Stock Option Plans

At January 31, 1999, 131 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire ten years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995, may be exercised in seven annual installments. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement 123, "Accounting for Stock-Based Compensation," (FAS No. 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information, regarding net income and income per share, is required by FAS No.123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 7.2% and 4.4%, dividend yields between 0.4% and 1.2%, volatility factors between .23 and .29, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, and 5.8 years for options issued thereafter.


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferrable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's associate stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its associate stock options. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ending January 31, 1999, 1998 and 1997, were $14, $7 and $4 per option, respectively.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, does not result in net income and net income per share that are materially different from the amounts reported in the Company's consolidated financial statements as demonstrated below: (Amounts in millions except per share data)

                               1999        1998         1997
Pro forma net income       $  4,397      $  3,504     $  3,042
Pro forma earnings
    per share - basic      $   0.98      $   0.78     $   0.66
              - dilutive   $   0.98      $   0.77     $   0.66

The following table summarizes information about stock options outstanding as of January 31, 1999.

                                     Weighted          Weighted                           Weighted
                                      average           average                            average
Range of             Number of      remaining    exercise price        Number of    exercise price
exercise           outstanding           life    of outstanding          options    of exercisable
  prices               options        (Years)           options      exercisable           options
$ 4.39 to 5.33       1,544,000            1.0            $ 5.30        1,538,000            $ 5.30
  6.63 to 8.84       1,155,000            1.9              7.25          831,000              7.25
 10.00 to 14.88     35,277,000            6.5             12.03        8,869,000             12.37
 15.41 to 19.97     11,726,000            9.0             19.30        1,113,000             19.13
 20.88 to 34.53        716,000            9.5             28.79            6,000             20.88
 39.88 to 43.00      5,740,000           10.0             39.90                -                 -
$ 4.39 to 43.00     56,158,000            7.2            $16.32       12,357,000            $12.78


                Wal-Mart Stores, Inc. Annual Report - Page 36

Further information concerning the options is as follows:

                                                 Option price     Weighted average
                                      Shares       per share       price per share         Total
 January 31, 1996                   44,058,000    $2.47-15.41          $ 10.84        $ 477,389,000
(10,022,000 shares exercisable)
 Options granted                    22,932,000    11.13-12.63            11.60          265,931,000
 Options canceled                   (4,220,000)    2.89-15.41            11.64          (49,109,000)
 Options exercised                  (1,998,000)    2.47-12.88             5.17          (10,327,000)
 January 31, 1997                   60,772,000     3.25-15.41            11.26          683,884,000
(12,896,000 shares exercisable)
 Options granted                    10,526,000    12.44-19.97            18.93          199,309,000
 Options canceled                   (3,604,000)    3.25-17.53            11.72          (42,251,000)
 Options exercised                  (7,038,000)    3.25-15.41             9.62          (67,729,000)
 January 31, 1998                   60,656,000     3.60-19.97            12.75          773,213,000
(13,462,000 shares exercisable)
 Options granted                     9,256,000    12.63-43.00            33.02          305,646,000
 Options canceled                   (4,254,000)    4.39-39.88            13.74          (58,436,000)
 Options exercised                  (9,500,000)    3.59-19.09            10.92         (103,748,000)
 January 31, 1999                   56,158,000    $4.39-43.00          $ 16.32         $916,675,000
(12,357,000 shares exercisable)
Shares available for option:
 January 31, 1998                   80,258,000
 January 31, 1999                   75,256,000

8 Long-term Lease Obligations

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $654 million, $596 million and $561 million in 1999, 1998 and 1997, respectively. Aggregate minimum annual rentals at January 31, 1999, under non-cancelable leases are as follows (in millions):

Fiscal                                   Operating               Capital
year                                        leases                leases
1999                                       $   394              $    349
2000                                           371                   370
2001                                           358                   370
2002                                           337                   366
2003                                           324                   365
Thereafter                                   2,745                 3,504
Total minimum rentals                      $ 4,529                 5,324
Less estimated executory costs                                        69
Net minimum lease payments                                         5,255
Less imputed interest at rates ranging
  from 6.1% to 14.0%                                               2,450
Present value of minimum lease payments                          $ 2,805

Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $49 million, $46 million and $51 million in 1999, 1998 and 1997, respectively. Substantially all of the store leases have renewal options for additional terms from five to 25 years at comparable rentals.

The Company has entered into lease commitments for land and buildings for 47 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $49 million annually over the lease terms.


                Wal-Mart Stores, Inc. Annual Report - Page 37

9 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, and Puerto Rico, and through joint ventures in China and Korea, and through majority-owned subsidiaries in Brazil and Mexico.

The Company identifies segments based on management responsibility within the United States and geographically for all international units. The Wal-
Mart   Stores  segment  includes  the  Company's  discount   stores   and
Supercenters in the United States. The SAM'S Club segment includes the warehouse membership clubs in the United States. The Company's operations in Argentina, Brazil, Germany, Mexico, China and Korea are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements. The Company's operations in Canada and Puerto Rico are
consolidated  using  a  January  31  fiscal  year  end.  There  were   no
significant intervening events which materially affected the financial statements. The Company measures segment profit as operating profit, which is defined as income before interest expense, income taxes and minority interest. Information on segments and a reconciliation to income, before income taxes and minority interest, are as follows (in millions):

Fiscal year ended January 31,1999
                             Wal-Mart
                               Stores    SAM'S Club    International      Other     Consolidated
Revenues from
  external customers         $ 95,395      $ 22,881         $ 12,247     $ 7,111       $ 137,634
Intercompany real estate
  charge (income)               1,502           355                       (1,857)
Depreciation and
  amortization                    716           111              252         793           1,872

Operating income                7,075           707              551        (213)          8,120
Interest expense                                                                             797
Income before income taxes
  and minority interest                                                                    7,323
Total assets                 $ 16,950      $  2,834         $  9,537     $20,675       $  49,996

Fiscal year ended January 31,1998
                             Wal-Mart
                               Stores    SAM'S Club    International       Other     Consolidated
Revenues from
  external customers         $ 83,820      $ 20,668         $  7,517     $ 5,953        $ 117,958
Intercompany real estate
  charge (income)               1,375           349                       (1,724)
Depreciation and
  amortization                    674           104              118         738            1,634

Operating income                5,833           616              262        (208)           6,503
Interest expense                                                                              784
Income before income taxes
  and minority interest                                                                     5,719
Total assets                 $ 16,229      $  2,933         $  7,390     $18,832        $  45,384

Fiscal year ended January 31,1997
                              Wal-Mart
                                Stores    SAM'S Club    International      Other     Consolidated
Revenues from
  external customers          $ 74,840      $ 19,785         $  5,002    $ 5,232        $ 104,859
Intercompany real estate
  charge (income)                1,250           346                      (1,596)
Depreciation and
  amortization                     628            99               70        666            1,463

Operating income                 5,033           557               24        108            5,722
Interest expense                                                                              845
Income before income taxes
  and minority interest                                                                     4,877
Total assets                  $ 15,387      $  3,115         $  2,887    $18,215        $  39,604


International long-lived assets excluding goodwill are $4,044 million, $3,537 million and $1,199 million in 1999, 1998 and 1997, respectively. Additions to international long-lived assets are $732 million, $2,401 million and $317 million in 1999, 1998 and 1997, respectively. The International segment includes all international real estate. All of the real estate in the United States is included in the "Other" category and is leased to Wal-Mart Stores and SAM'S Club. The revenues in the "Other" category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company's Wal-Mart Stores and SAM'S Club segments. McLane is not a significant segment and therefore, results are not presented separately.


                Wal-Mart Stores, Inc. Annual Report - Page 38

10 Quarterly Financial Data (unaudited)

                                          Quarters ended
Amounts in millions (except
  per share information)   April 30,   July 31,  October 31,  January 31,
1999
Net sales                   $29,819    $33,521      $33,509      $40,785
Cost of sales                23,526     26,422       26,380       32,397
Net income                      828      1,034        1,009        1,559
Net income per share,
  basic and dilutive           $.18       $.23         $.23         $.35

1998
Net sales                   $25,409    $28,386      $28,777      $35,386
Cost of sales                20,127     22,478       22,680       28,153
Net income                      652        795          792        1,287
Net income per share,
  basic and dilutive           $.14       $.18         $.17         $.29


REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. and Subsidiaries at January 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/Ernst & Young LLP
                                             Ernst & Young LLP

Tulsa, Oklahoma
March 24, 1999


                Wal-Mart Stores, Inc. Annual Report - Page 39

Listings- Stock Symbol: WMT
      New York Stock Exchange
      Pacific Stock Exchange

Market Price of Common Stock **
                         Fiscal years ended January 31,
                            1999              1998
Quarter Ended            Hi      Low      Hi      Low
April 30               $26.94  $20.41    $14.94  $11.56
July 31                $34.50  $24.97    $19.28  $14.13
October 31             $34.53  $26.56    $19.38  $16.09
January 31             $43.00  $33.44    $20.88  $18.03

Dividends Paid Per Share **
            Fiscal years ended January 31,
                      Quarterly
           1999                       1998
April 6        $0.0388       April 9       $0.0338
July 13        $0.0388       July 14       $0.0338
October 12     $0.0388       October 14    $0.0338
January 11     $0.0388       January 12    $0.0338

[FN]
<F1>
** Restated to reflect the two-for-one stock split announced March 4, 1999, with date of record of March 19, 1999. The stock split is payable on April 19, 1999.