Form 10-K, Exhibit 13
period 2000-01-31
WAL MART STORES INC
filed 2000-04-17
CIK 104169

Wal-Mart Stores, Inc. Annual Report - Page 6

Fiscal 2000 End-of-Year Store Count

State	Discount Stores	Supercenters	SAM’S Clubs
Alabama	43	38	8
Alaska	4	0	3
Arizona	31	5	9
Arkansas	44	33	4
California	113	0	25
Colorado	23	16	12
Connecticut	14	0	3
Delaware	3	1	1
Florida	89	50	35
Georgia	59	35	16
Hawaii	5	0	1
Idaho	9	0	1
Illinois	85	22	26
Indiana	56	24	14
Iowa	36	11	7
Kansas	37	11	5
Kentucky	39	33	5
Louisiana	48	29	10
Maine	17	3	3
Maryland	25	1	11
Massachusetts	32	1	3
Michigan	52	1	21
Minnesota	35	1	9
Mississippi	34	25	4
Missouri	69	43	12
Montana	9	0	1
Nebraska	13	6	3
Nevada	13	0	2
New Hampshire	18	3	4
New Jersey	22	0	6
New Mexico	9	13	3
New York	52	9	18
North Carolina	66	26	16
North Dakota	8	0	2
Ohio	75	11	24
Oklahoma	52	27	6
Oregon	24	0	0
Pennsylvania	49	27	18
Rhode Island	7	0	1
South Carolina	32	25	9
South Dakota	8	0	2
Tennessee	49	38	14
Texas	154	94	53
Utah	14	0	5
Vermont	4	0	0
Virginia	26	37	10
Washington	24	0	2
West Virginia	8	18	3
Wisconsin	54	4	11
Wyoming	9	0	2
US Total	1801	721	463

Country	Discount Stores	Supercenters	SAM’S Clubs
Argentina	0	10	3
Brazil	0	9	5
Canada	166	0	0
China	0	5	1
Germany	0	95	0
Korea	0	5	0
Mexico	397*	27	34
Puerto Rico	9	0	6
United Kingdom	0	232	0
INT’L Total	572	383	49
Worldwide Grand Total	2373	1104	512

* Includes: 36 Aurreras, 68 Bodegas, 51 Suburbias, 38 Superamas, and 204 Vips.

Wal-Mart Stores, Inc. Annual Report - Pages 18 and 19

11-Year Financial Summary

(Dollar amounts in millions except per share data)	2000	1999	1998	1997	1996
Net sales	$ 165,013	$ 137,634	$ 117,958	$ 104,859	$ 93,627
Net sales increase	20%	17%	12%	12%	13%
Comparative store sales increase	8%	9%	6%	5%	4%
Other income-net	1,796	1,574	1,341	1,319	1,146
Cost of sales	129,664	108,725	93,438	83,510	74,505
Operating, selling and general and administrative expenses	27,040	22,363	19,358	16,946	15,021
Interest costs:
Debt	756	529	555	629	692
Capital leases	266	268	229	216	196
Provision for income taxes	3,338	2,740	2,115	1,794	1,606
Minority interest and equity in unconsolidated subsidiaries	(170)	(153)	(78)	(27)	(13)
Cumulative effect of accounting change, net of tax	(198)	-	-	-	-
Net income	5,377	4,430	3,526	3,056	2,740
Per share of common stock:
Basic net income	1.21	0.99	0.78	0.67	0.60
Diluted net income	1.20	0.99	0.78	0.67	0.60
Dividends	0.20	0.16	0.14	0.11	0.10
Financial Position
Current assets	$ 24,356	$ 21,132	$ 19,352	$ 17,993	$ 17,331
Inventories at replacement cost	20,171	17,549	16,845	16,193	16,300
Less LIFO reserve	378	473	348	296	311
Inventories at LIFO cost	19,793	17,076	16,497	15,897	15,989
Net property, plant and equipment and capital leases	35,969	25,973	23,606	20,324	18,894
Total assets	70,349	49,996	45,384	39,604	37,541
Current liabilities	25,803	16,762	14,460	10,957	11,454
Long-term debt	13,672	6,908	7,191	7,709	8,508
Long-term obligations under capital leases	3,002	2,699	2,483	2,307	2,092
Shareholders’ equity	25,834	21,112	18,503	17,143	14,756
Financial Ratios
Current ratio	.9	1.3	1.3	1.6	1.5
Inventories/working capital	(13.7)	3.9	3.4	2.3	2.7
Return on assets*	9.8%***	9.6%	8.5%	7.9%	7.8%
Return on shareholders’ equity**	22.9%	22.4%	19.8%	19.2%	19.9%
Other Year-End Data
Number of domestic Wal-Mart stores	1,801	1,869	1,921	1,960	1,995
Number of domestic Supercenters	721	564	441	344	239
Number of domestic SAM’S Club units	463	451	443	436	433
International units	1,004	715	601	314	276
Number of Associates	1,140,000	910,000	825,000	728,000	675,000
Number of Shareholders	341,000	261,000	246,000	257,000	244,000

(Dollar amounts in millions except per share data)	1995	1994	1993	1992	1991	1990
Net sales	$ 82,494	$ 67,344	$ 55,484	$ 43,887	$ 32,602	$ 25,811
Net sales increase	22%	21%	26%	35%	26%	25%
Comparative store sales increase	7%	6%	11%	10%	10%	11%
Other income-net	914	645	497	404	262	175
Cost of sales	65,586	53,444	44,175	34,786	25,500	20,070
Operating, selling and general and administrative expenses	12,858	10,333	8,321	6,684	5,152	4,070
Interest costs:
Debt	520	331	143	113	43	20
Capital leases	186	186	180	153	126	118
Provision for income taxes	1,581	1,358	1,171	945	752	632
Minority interest and equity in unconsolidated subsidiaries	4	(4)	4	(1)	-	-
Cumulative effect of accounting change, net of tax	-	-	-	-	-	-
Net income	2,681	2,333	1,995	1,609	1,291	1,076
Per share of common stock:
Basic net income	0.59	0.51	0.44	0.35	0.28	0.24
Diluted net income	0.59	0.51	0.44	0.35	0.28	0.24
Dividends	0.09	0.07	0.05	0.04	0.04	0.03
Financial Position
Current assets	$ 15,338	$ 12,114	$ 10,198	$ 8,575	$ 6,415	$ 4,713
Inventories at replacement cost	14,415	11,483	9,780	7,857	6,207	4,751
Less LIFO reserve	351	469	512	473	399	323
Inventories at LIFO cost	14,064	11,014	9,268	7,384	5,808	4,428
Net property, plant and equipment and capital leases	15,874	13,176	9,793	6,434	4,712	3,430
Total assets	32,819	26,441	20,565	15,443	11,389	8,198
Current liabilities	9,973	7,406	6,754	5,004	3,990	2,845
Long-term debt	7,871	6,156	3,073	1,722	740	185
Long-term obligations under capital leases	1,838	1,804	1,772	1,556	1,159	1,087
Shareholders’ equity	12,726	10,753	8,759	6,990	5,366	3,966
Financial Ratios
Current ratio	1.5	1.6	1.5	1.7	1.6	1.7
Inventories/working capital	2.6	2.3	2.7	2.1	2.4	2.4
Return on assets*	9.0%	9.9%	11.1%	12.0%	13.2%	14.8%
Return on shareholders’ equity**	22.8%	23.9%	25.3%	26.0%	27.7%	30.9%
Other Year-End Data
Number of domestic Wal-Mart stores	1,985	1,950	1,848	1,714	1,568	1,399
Number of domestic Supercenters	147	72	34	10	9	6
Number of domestic SAM’S Club units	426	417	256	208	148	123
International units	226	24	10	-	-	-
Number of Associates	622,000	528,000	434,000	371,000	328,000	271,000
Number of Shareholders	259,000	258,000	181,000	150,000	122,000	80,000

    * Net income before minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change/average assets
  ** Net income/average shareholders’ equity
*** Calculated without giving effect to the amount by which a lawsuit settlement exceeded established reserves. See Management’s Discussion and Analysis.

The effects of the change in accounting method for SAM’S Club membership revenue recognition would not have a material impact on this summary prior to 1998. Therefore, pro forma information as if the accounting change had been in effect for all years presented has not been provided. See Management’s Discussion and Analysis for discussion of the impact of the accounting change in fiscal 2000, 1999 and 1998.

The acquisition of the ASDA Group PLC and the Company’s related debt issuance had a significant impact on the fiscal 2000 amounts in this summary. See Notes 3 and 6 to the Consolidated Financial Statements.

Wal-Mart Stores, Inc. Annual Report - Page 20

Management’s Discussion and Analysis

Net Sales
Sales (in millions) by operating segment for the three fiscal years ended January 31, are as follows:

Fiscal Year	Wal-Mart Stores	SAM’S Club	International	Other (McLane)	Total Company	Total Company Increase
2000	$108,721	$24,801	$22,728	$8,763	$165,013	20%
1999	95,395	22,881	12,247	7,111	137,634	17%
1998	83,820	20,668	7,517	5,953	117,958	12%

The Company’s sales growth of 20% in fiscal 2000, when compared to fiscal 1999, is the result of the Company’s expansion program, including international acquisition, and a domestic comparative store sales increase of 8%. The sales increase of 17% in fiscal 1999, when compared to fiscal 1998, was also attributable to our expansion program and a domestic comparative store sales increase of 9%.

Costs and Expenses
Cost of sales, as a percentage of sales, decreased, resulting in increases in gross margin of .4% and .2% in fiscal 2000 and fiscal 1999, respectively. These improvements in gross margin occurred even with continued price rollbacks, our continuing commitment to always providing low prices and higher international and food department sales which generally have lower gross margins than domestic general merchandise. The fiscal 2000 improvement in gross margin can be attributed to a favorable sales mix of higher margin categories, improvements in shrinkage and markdowns, a favorable LIFO inventory adjustment and the slower growth of SAM’S Club, which is our lowest gross margin retail operation. The gross margin improvement in fiscal 1999 was the result of lower inventory levels, which resulted in reduced markdowns and decreased shrinkage.

Operating, selling, general and administrative expenses increased .1% as a percentage of sales in fiscal 2000 when compared with fiscal 1999. This increase was partially due to increased payroll cost incurred during the year. Additionally, in the second quarter of fiscal 2000, a $624 million jury verdict was rendered against the Company in a lawsuit. The Company agreed to settle the lawsuit for an amount less than the jury verdict. The Company had previously established reserves related to this lawsuit, which were not material to its results of operations or financial position. The settlement exceeded the Company’s estimated reserves for this lawsuit and resulted in a charge in the second quarter of fiscal 2000 of $.03 per share net of taxes.

Operating, selling, general and administrative expenses decreased .2% as a percentage of sales in fiscal 1999 when compared with fiscal 1998. The strong sales increase along with lower inventory levels combined to reduce expenses as a percentage of sales. The expense leverage was mitigated in the consolidated results due to the percentage of the total volume decreasing in the SAM’S Club segment, which has lower expenses as a percentage of sales, while the percentage of total volume increased in the International segment, which has higher expenses as a percentage of sales than the other operating segments. Every operating segment was flat or down in expenses as a percent of sales in fiscal 1999 when compared with fiscal 1998.

Wal-Mart Stores
Sales for the Company’s Wal-Mart Stores segment increased by 14.0% in fiscal 2000 when compared to fiscal 1999, and 13.8% in fiscal 1999 when compared to fiscal 1998. The fiscal 2000 growth is the result of comparative store sales increases and the Company’s expansion program. Segment expansion during fiscal 2000 included the opening of 29 Wal-Mart stores and 157 Supercenters (including the conversion of 96 existing Wal-Mart stores into Supercenters). Fiscal 1999 growth is also the result of comparative store sales increases and the Company’s expansion program. Segment expansion during fiscal 1999 included the opening of 37 Wal-Mart stores and 123 Supercenters (including the conversion of 88 existing Wal-Mart stores into Supercenters). Operating income for the segment for fiscal 2000 increased by 19%, from $7.0 billion in fiscal 1999 to $8.4 billion in fiscal 2000. 1999 segment operating income increased by 21%, from $5.8 billion in 1998 to $7.0 billion in 1999. The improvement in operating income in 2000 has been driven by margin improvements resulting from improvements in markdowns and shrinkage. However, these margin improvements were somewhat offset by increased payroll costs. Fiscal 1999 margin improvements were the result of lower inventory levels, which generated lower markdowns and reduced shrinkage.

SAM’S Club
Sales for the Company’s SAM’S Club segment increased by 8.4% in fiscal 2000 when compared to fiscal 1999, and by 10.7% in fiscal 1999 when compared to fiscal 1998. SAM’S Club sales continued to decrease as a percentage of total Company sales, decreasing from 17.5% in fiscal 1998 to 16.6% in fiscal 1999 and to 15.0% in fiscal 2000. This decrease as a percentage of total Company sales is primarily the result of the increased growth rate in the international segment. SAM’S Club segment expansion during fiscal 2000 and 1999 consisted of the opening of twelve and eight clubs, respectively, and the Company has plans for continued new club openings in fiscal 2001. Additionally, the Company intends to continue its program of remodeling its existing SAM’S Club. After consideration of the effects of the change in accounting method for membership revenue recognition, operating income for the segment in fiscal 2000 increased by 16.8%, from $650 million in fiscal 1999 to $759 million in fiscal 2000. The pretax impact of the change in accounting method would have been $57 million in fiscal 1999 and was $16 million in fiscal 2000. The impact of the accounting method change is greater on fiscal 1999 due to an increase in the cost of SAM’S Club membership that occurred during that year. If the effect of this accounting change is not considered, operating income would have been basically flat as a percent of segment sales when comparing fiscal 1999 to fiscal 2000. Fiscal 1999 saw a 7.6% increase in operating income after consideration of the accounting change, when operating income increased from $604 million in fiscal 1998 to $650 million in fiscal 1999. The pretax impact of the accounting change on fiscal 1998 would have been $12 million. Ignoring the effect of this change, operating income increased from 3.0% of segment sales in fiscal 1998 to 3.1% of segment sales in fiscal 1999.

Wal-Mart Stores, Inc. Annual Report - Page 21

International
International sales accounted for approximately 13.8% of total Company sales in fiscal 2000 compared with 8.9% in fiscal 1999. The largest portion of the increase in International sales is the result of the acquisition of the ASDA Group PLC (ASDA), which consisted of 229 stores and was completed during the third quarter of fiscal 2000. Additionally, fiscal 2000 was the first full year containing the operating results of the 74 units of the German Interspar hypermarket chain, which were acquired in the fourth quarter of fiscal 1999. Expansion in the international segment for fiscal 2000 consisted of the opening or acquisition of 288 units.

International sales accounted for approximately 8.9% of total Company sales in fiscal 1999 compared with 6.4% in fiscal 1998. The growth in International is partially due to acquisitions during 1999 and 1998. Expansion in the international segment for fiscal 1999 consisted of the opening or acquisition of 114 units. In the third quarter of fiscal 1998, the Company acquired a controlling interest of Cifra, S.A de C.V. (Cifra), which at acquisition date included 250 units in varying formats including Aurreras, Bodegas, Suburbias, Superamas, and Vips. In the fourth quarter of fiscal 1998, the Company acquired the 21 units of the Wertkauf hypermarket chain in Germany. In fiscal 1999, the Company acquired four units in South Korea which were previously operated by Korea Makro. See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

The Company’s foreign operations are comprised of wholly-owned operations in Argentina, Canada, Germany, Korea, Puerto Rico and the United Kingdom; joint ventures in China; and majority-owned subsidiaries in Brazil and Mexico. As a result, the Company’s financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts, where feasible, for most known transactions.

Prior to fiscal 2000, Mexico’s economy was considered highly-inflationary. Accordingly, the results of the operations of the Company’s Mexican subsidiary were reported using United States dollars. Beginning in fiscal 2000, Mexico ceased to be considered a highly-inflationary economy and began reporting its operations in its local currency. The impact on the consolidated or international segment results of operations or financial position as a result of the change was not material. In fiscal 2000, the foreign currency translation adjustment decreased by $54 million to $455 million primarily due to the United States dollar weakening against the British pound and the Canadian dollar. This was partially offset by the United States dollar strengthening against the Brazilian real. In fiscal 1999, the foreign currency translation adjustment increased by $36 million to $509 million, primarily due to the exchange rates in Brazil and Canada.

After consideration of the effects of the change of accounting method for SAM’S membership revenues, the international segment’s operating profit increased from $549 million in fiscal 1999 to $817 million in fiscal 2000. The largest portion of the increase in international operating profit is the result of the ASDA acquisition which was completed during the third quarter of fiscal 2000. Additionally, the Company’s operations in Canada, Mexico and Puerto Rico had operating profit increases in fiscal 2000.

After consideration of the effects of the change of accounting method, the international segment’s operating profit increased from $260 million in fiscal 1998 to $549 million in fiscal 1999. Because the Cifra and Wertkauf acquisitions occurred during the last half of fiscal 1998, the additional operating profit resulting from these acquisitions accounts for a part of the increase in the international segment’s operating profit when comparing fiscal 1999 to fiscal 1998.

In February 2000, Cifra officially changed its name to Wal-Mart de Mexico, S.A. de C.V.

In March 2000, the Company announced the sale of all three of the Company’s SAM’S Clubs in Argentina. The sale is being made so that the Company can concentrate on expanding its Supercenter business within Argentina.

Interest Costs
Debt interest costs increased .08% as a percentage of sales from .38% in fiscal 1999 to .46% in fiscal 2000. This increase is the result of increased fiscal 2000 borrowings incurred as the result of the ASDA acquisition. Interest cost related to capital leases decreased by .03% as a percentage of sales from .19% in fiscal 1999 to .16% in fiscal 2000.

Interest costs decreased .09% as a percentage of sales in fiscal 1999 when compared with fiscal 1998. The Company met cash requirements without short-term borrowings throughout most of fiscal 1999 due to enhanced operating cash flows. The interest on the Company’s capital leases increased over fiscal 1998 due to continuing expansion. See Note 3 of the Notes to Consolidated Financial Statements for additional information on interest and debt.

Liquidity and Capital Resources Cash Flows Information
Cash flows from operating activities were $8,194 million in fiscal 2000, up from $7,580 million in fiscal 1999. In fiscal 2000, the Company invested $6,183 million in capital assets, paid dividends of $890 million, and had a net cash outlay of $10.4 billion primarily for acquisition of ASDA Group PLC, the third largest retailer in the United Kingdom. The ASDA cash outlay was financed with the issuance of long-term debt and commercial paper. See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

Market Risk
Market risks relating to the Company’s operations result primarily from changes in interest rates and changes in foreign exchange rates.

The Company enters into interest rate and cross currency swaps to minimize the risk and costs associated with financing activities and to hedge its net investment in certain foreign subsidiaries. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate and cross currency swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.

Wal-Mart Stores, Inc. Annual Report - Page 22

Interest Rate Sensitivity As of January 31, 2000
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/00
Liabilities
Long-term debt including current portion
Fixed rate debt	$ 1,964	$ 2,070	$ 659	$ 742	$ 1,854	$ 8,347	$ 15,636	$ 14,992
Average interest rate - USD rate	6.9%	6.8%	6.8%	6.8%	6.8%	6.9%	6.9%
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap
Pay variable/receive fixed	500	-	-	-	-	-	500	(1)
Average rate paid - 30-day U.S. commercial paper non-financial plus .245%
Fixed rate received - USD rate	5.9%	-	-	-	-	-	5.9%
Interest rate swap
Pay variable/receive fixed	500	-	-	-	-	-	500	-
Average rate paid - 30-day U.S. commercial paper non-financial plus .134%
Fixed rate received - USD rate	5.7%	-	-	-	-	-	5.7%
Interest rate swap
Pay variable/receive fixed	41	45	49	54	58	266	513	(7)
Average rate paid - 30-day U.S. commercial paper non-financial
Fixed rate received - USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Interest rate swap
Pay variable/receive fixed	-	-	-	-	-	230	230	(14)
Floating rate paid - 6-month U.S. LIBOR
Fixed rate received - USD rate	-	-	-	-	-	7.0%	7.0%
Interest rate swap
Pay fixed/receive variable	-	-	-	-	-	151	151	(11)
Fixed rate paid - USD rate	-	-	-	-	-	8.1%	8.1%
Floating rate received - 3-month U.S. LIBOR
Interest Rate Derivative Financial Instruments Related to Currency Swaps
Currency swap- German Deutschemarks
Pay variable/receive variable	-	-	1,101	-	-	-	1,101	122
Floating rate paid- 3-month German Deutschemark LIBOR minus .0676%
Average rate received- 30-day U.S. commercial paper non-financial
Interest rate swap- German Deutschemarks
Pay fixed/receive variable	-	-	1,101	-	-	-	1,101	6
Fixed rate paid- German Deutschemark rate	-	-	4.5%	-	-	-	4.5%
Floating rate received- 3-month German Deutschemark LIBOR minus .0676%
Interest rate swap- U. S. Dollars
Pay variable/receive fixed	-	-	1,101	-	-	-	1,101	(38)
Average rate paid- 30-day U.S. commercial paper non-financial
Fixed rate received- USD rate	-	-	5.8%	-	-	-	5.8%
Currency swap- German Deutschemarks
Pay variable/receive variable	-	-	-	809	-	-	809	129
Floating rate paid- 3-month German Deutschemark LIBOR minus .055%
Average rate received- 30-day U.S. commercial paper non-financial
Interest rate swap- German Deutschemarks
Pay fixed/receive variable	-	-	-	809	-	-	809	40
Fixed rate paid- German Deutschemark rate	-	-	-	3.4%	-	-	3.4%
Floating rate received- 3-month German Deutschemark LIBOR minus .055%
Interest rate swap- U.S. Dollars
Pay variable/receive fixed	-	-	-	809	-	-	809	(57)
Average rate paid- 30-day U.S. commercial paper non-financial
Fixed rate received- USD rate	-	-	-	5.2%	-	-	5.2%
Currency swap- Great Britain Pounds
Pay variable/receive variable	-	-	-	-	-	3,500	3,500	(29)
Floating rate paid- 6-month Great Britain Pound LIBOR minus .1203%
Floating rate received- 3-month U.S. Dollar LIBOR minus .0842%
Interest rate swap- Great Britain Pounds
Pay fixed/receive variable	-	-	-	-	-	3,500	3,500	83
Fixed rate paid- Great Britain Pound rate	-	-	-	-	-	6.2%	6.2%
Floating rate received- 3-month Great Britain Pound LIBOR minus .1203%
Interest rate swap- U.S. Dollars
Pay variable/receive fixed	-	-	-	-	-	3,500	3,500	(71)
Floating rate paid- 3-month U.S. Dollar LIBOR minus .0842%
Fixed rate received- USD rate	-	-	-	-	-	6.9%	6.9%

Wal-Mart Stores, Inc. Annual Report - Page 23

Interest Rate Sensitivity As of January 31, 1999
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2000	2001	2002	2003	2004	Thereafter	Total	Fair value 1/31/99
Liabilities
Long-term debt including current portion
Fixed rate debt	$ 900	$ 830	$ 801	$ 558	$ 739	$ 3,980	$ 7,808	$ 8,323
Average interest rate-USD rate	7.1%	7.2%	7.1%	6.9%	7.0%	7.2%	7.2%
Long-term obligation related to real estate investment trust
Fixed rate obligation	39	43	46	50	55	327	560	$641
Fixed interest rate-USD rate	8.4%	8.4%	8.4%	8.4%	8.4%	8.4%	8.4%
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap
Pay variable/receive fixed	-	500	-	-	-	-	500	10
Average rate paid-30-day U. S. commercial paper non-financial plus .134%
Fixed rate received-USD rate	-	5.7%	-	-	-	-	5.7%
Interest rate swap
Pay variable/receive fixed	-	500	-	-	-	-	500	5
Average rate paid-30-day U.S. commercial paper non-financial plus .245%
Fixed rate received-USD rate	-	5.9%	-	-	-	-	5.9%
Interest Rate Derivative Financial Instruments Related to Real Estate Investment Trust Obligation
Interest rate swap
Pay variable/receive fixed	38	41	45	49	54	324	551	44
Average rate paid-30-day U.S. commercial paper non-financial
Fixed rate received-USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Interest rate swap
Pay variable/receive fixed	-	-	-	-	-	230	230	30
Floating rate paid-6-month U.S. LIBOR
Fixed rate received-USD rate	-	-	-	-	-	7.0%	7.0%
Interest Rate Derivative Financial Instruments Related to Currency Swaps
Currency swap-German Deutschemarks
Pay variable/receive variable	-	-	-	1,101	-	-	1,101	(43)
Floating rate paid-3-month German Deutschemark LIBOR minus .0676%
Average rate received-30-day U.S. commercial paper non-financial
Interest rate swap-German Deutschemarks
Pay fixed/receive variable	-	-	-	1,101	-	-	1,101	(58)
Fixed rate paid-German Deutschemark rate	-	-	-	4.5%	-	-	4.5%
Floating rate received-3-month German Deutschemark LIBOR minus .0676%
Interest rate swap-U. S. Dollars
Pay variable/receive fixed	-	-	-	1,101	-	-	1,101	28
Average rate paid-30-day U.S. commercial paper non-financial
Fixed rate received-USD rate	-	-	-	5.8%	-	-	5.8%
Currency swap-German Deutschemarks
Pay variable/receive variable	-	-	-	-	809	-	809	18
Floating rate paid-3-month German Deutschemark LIBOR minus .055%
Average rate received-30-day U.S. commercial paper non-financial
Interest rate swap-German Deutschemarks
Pay fixed/receive variable	-	-	-	-	809	-	809	3
Fixed rate paid-German Deutschemark rate	-	-	-	-	3.4%	-	3.4%
Floating rate received-3-month German Deutschemark LIBOR minus .055%
Interest rate swap-U.S. Dollars
Pay variable/receive fixed	-	-	-	-	809	-	809	1
Average rate paid-30-day U.S. commercial paper non-financial
Fixed rate received-USD rate	-	-	-	-	5.2%	-	5.2%

In fiscal 2000, the Company converted the long-term obligation related to a real estate investment trust in which it acquired the equity interest to long-term debt and, accordingly, has included this debt in the long-term debt section above.

Wal-Mart Stores, Inc. Annual Report - Page 24

The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. In addition, the Company entered into a series of foreign currency swaps to hedge the net investment in Germany and the United Kingdom.

The following tables provide information about the Company’s derivative financial instruments, including foreign currency forward exchange agreements and currency swap agreements by functional currency, and presents the information in United States dollar equivalents. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by contractual maturity dates.

Foreign Currency Exchange Rate Sensitivity As of January 31, 2000
Principal (Notional) Amount by Expected Maturity

(Amounts in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/2000
Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$ 91	-	-	-	-	-	$ 91	(1)
Average contract rate	1.5	-	-	-	-	-	1.5
Forward Contracts to Sell British Pounds for Foreign Currencies
Hong Kong Dollars
Notional amount	70	-	-	-	-	-	70	1
Average contract rate	12.8	-	-	-	-	-	12.8
United States Dollars
Notional amount	40	-	-	-	-	-	40	1
Average contract rate	1.6	-	-	-	-	-	1.6
Other Currencies
Notional amount	45	-	-	-	-	-	45	(2)
Average contract rate	Various	-	-	-	-	-	Various
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	-	-	1,101	-	-	-	1,101	122
Average contract rate	-	-	1.8	-	-	-	1.8
Payment of German Deutschemarks
Notional amount	-	-	-	809	-	-	809	129
Average contract rate	-	-	-	1.7	-	-	1.7
Payment of Great Britain Pounds
Notional amount	-	-	-	-	-	3,500	3,500	(29)
Average contract rate	-	-	-	-	-	0.6	0.6

Foreign Currency Exchange Rate Sensitivity As of January 31, 1999
Principal (Notional) Amount by Expected Maturity

(Amounts in millions)	2000	2001	2002	2003	2004	Thereafter	Total	Fair value 1/31/99
Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$ 45	-	-	-	-	-	$ 45	(1)
Average contract rate	1.5	-	-	-	-	-	1.5
Forward Contracts to Sell German Deutschemarks for Foreign Currencies
Hong Kong Dollars
Notional amount	1	-	-	-	-	-	1	-
Average contract rate	0.2	-	-	-	-	-	0.2
United States Dollars
Notional amount	1	-	-	-	-	-	1	-
Average contract rate	1.8	-	-	-	-	-	1.8
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	-	-	-	1,101	-	-	1,101	(43)
Average contract rate	-	-	-	1.8	-	-	1.8
Payment of German Deutschemarks
Notional amount	-	-	-	-	809	-	809	18
Average contract rate	-	-	-	-	1.7	-	1.7

Wal-Mart Stores, Inc. Annual Report - Page 25

Company Stock Purchase and Common Stock Dividends

In fiscal 2000 and 1999, the Company repurchased over 2 million and 21 million shares of its common stock for $101 million and $1,202 million, respectively. In the Company’s quarterly report on Form 10-Q for the third quarter of fiscal 2000, the Company announced its intent to postpone any further share repurchases until the ratio of debt to total book capitalization was approximately 40%. At January 31, 2000, the Company’s total debt to capitalization ratio including commercial paper was 46%. Subsequent to year-end, the Company’s stock price decreased and in February and March 2000, the Company repurchased 4.1 million shares of its common stock for $193 million.

The Company paid dividends totaling $.20 per share in fiscal 2000. In March 2000, the Company increased its dividend 20% to $.24 per share for fiscal 2001. This marks the 28th consecutive yearly increase in dividends.

Borrowing Information

The Company had committed lines of credit with 85 firms and banks, aggregating $4,872 million and informal lines of credit with various other banks, totaling an additional $1,500 million, which were used to support commercial paper. These lines of credit and their anticipated cyclical increases should be sufficient to finance the seasonal buildups in merchandise inventories and other cash requirements.

The Company anticipates generating sufficient operating cash flow to pay the increased dividend and to fund all capital expenditures. Accordingly, management does not plan to finance future capital expenditures with debt. However, the Company plans to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing in view of an excellent credit rating and favorable experiences in the debt market in the recent past. In addition to the available credit lines mentioned above, and after consideration of $1 billion in notes issued in February and March of 2000, the Company is permitted to sell up to $3.5 billion of public debt under shelf registration statements previously filed with the United States Securities and Exchange Commission.

Expansion

Domestically, the Company plans to open approximately 40 new Wal-Mart stores and approximately 165 new Supercenters in fiscal 2000. Relocations or expansions of existing discount stores will account for 107 of the Supercenters, while approximately 58 will be new locations. Due to the continued positive customer feedback on the Neighborhood Market concept, which is being tested in seven locations, the Company plans to add five to ten new locations. Also planned for fiscal 2001 are 19 new SAM’S Clubs, including eight relocations. In addition, the Company will remodel approximately 140 of the existing SAM’S Clubs and expand two units. In order to serve these and future developments, the Company will begin shipping from 11 new distribution centers (including one replacement unit) in the next fiscal year. Internationally, plans are to develop or relocate 90 to 100 retail units. These units are planned in Argentina, Brazil, Canada, China, Germany, Korea, Mexico, Puerto Rico and the United Kingdom. Total planned growth represents approximately 34.9 million square feet of net additional retail space.

Total planned capital expenditures for fiscal 2001 approximate $8 billion. We plan to finance our expansion primarily with operating cash flows.

In the fourth quarter of fiscal 2000, the Company joined with Accel Partners, a venture capital firm, to form Wal-Mart.com, Inc. Wal-Mart.com, Inc. will base its operations in Palo Alto, California and was formed to further develop and operate the Internet retail site, Wal-Mart.com, and to further the Company’s efforts to attract customers to the Internet with the Wal-Mart name.

Year 2000 Issue Update

The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the ’Year 2000 issue.’ However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with billing, payroll, or financial closings at month, quarter, or year end. The Company believes that any such problems are unlikely and that should they occur, they will be minor and correctable. In addition, the Company could still be negatively affected if its suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its suppliers.

The Company expended $28.2 million on Year 2000 readiness efforts through January 31, 2000. Of this, $18.7 million is related to reprogramming, replacement, extensive testing and validation of software, which was expensed as incurred, while $9.5 million was related to acquisition of hardware, which is being capitalized. $2.2 million of the cost was assumed as a result of the acquisition of ASDA Group PLC.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Certain statements contained in Management’s Discussion and Analysis, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows and future performance. The forward-looking statements are subject to risks and uncertainties including but not limited to the cost of goods, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, Year 2000 issues, interest rate fluctuations and other capital market conditions, and other risks indicated in the Company’s filings with the United States Securities and Exchange Commission. Actual results may materially differ from anticipated results described in these statements.

Wal-Mart Stores, Inc. Annual Report - Page 26

Consolidated Statements of Income

(Amounts in millions except per share data)

Fiscal years ended January 31,	2000	1999	1998
Revenues:
Net sales	$ 165,013	$ 137,634	$ 117,958
Other income-net	1,796	1,574	1,341
	166,809	139,208	119,299
Costs and Expenses:
Cost of sales	129,664	108,725	93,438
Operating, selling and general and administrative expenses	27,040	22,363	19,358
Interest Costs:
Debt	756	529	555
Capital leases	266	268	229
	157,726	131,885	113,580
Income Before Income Taxes, Minority Interest, Equity in Unconsolidated Subsidiaries and Cumulative Effect of Accounting Change	9,083	7,323	5,719
Provision for Income Taxes
Current	3,476	3,380	2,095
Deferred	(138)	(640)	20
	3,338	2,740	2,115
Income Before Minority Interest, Equity in Unconsolidated Subsidiaries and Cumulative Effect of Accounting Change	5,745	4,583	3,604
Minority Interest and Equity in Unconsolidated Subsidiaries	(170)	(153)	(78)
Income Before Cumulative Effect of Accounting Change	5,575	4,430	3,526
Cumulative Effect of Accounting Change, net of tax benefit of $119	(198)	-	-
Net Income	$ 5,377	$ 4,430	$ 3,526
Net Income Per Common Share: Basic Net Income Per Common Share:
Income before cumulative effect of accounting change	$ 1.25	$ 0.99	$ 0.78
Cumulative effect of accounting change, net of tax	(0.04)	-	-
Net Income Per Common Share	$ 1.21	$ 0.99	$ 0.78
Average number of Common Shares	4,451	4,464	4,516
Diluted Net Income Per Common Share:
Income before cumulative effect of accounting change	$ 1.25	$ 0.99	$ 0.78
Cumulative effect of accounting change, net of tax	(0.04)	0.00	0.00
Net Income Per Common Share	$ 1.20	$ 0.99	$ 0.78
Average number of Common Shares	4,474	4,485	4,533
Pro forma amounts assuming accounting change had been in effect in fiscal 2000, 1999 and 1998:
Net Income	$ 5,575	$ 4,393	$ 3,517
Net income per common share, basic and diluted	$ 1.25	$ 0.98	$ 0.78

See accompanying notes.

Wal-Mart Stores, Inc. Annual Report - Page 27

Consolidated Balance Sheets

(Amounts in millions)

January 31,	2000	1999
Assets
Current Assets:
Cash and cash equivalents	$ 1,856	$ 1,879
Receivables	1,341	1,118
Inventories
At replacement cost	20,171	17,549
Less LIFO reserve	378	473
Inventories at LIFO cost	19,793	17,076
Prepaid expenses and other	1,366	1,059
Total Current Assets	24,356	21,132
Property, Plant and Equipment, at Cost:
Land	8,785	5,219
Building and improvements	21,169	16,061
Fixtures and equipment	10,362	9,296
Transportation equipment	747	553
	41,063	31,129
Less accumulated depreciation	8,224	7,455
Net property, plant and equipment	32,839	23,674
Property Under Capital Lease:
Property under capital lease	4,285	3,335
Less accumulated amortization	1,155	1,036
Net property under capital leases	3,130	2,299
Other Assets and Deferred Charges:
Net goodwill and other acquired intangible assets	9,392	2,538
Other assets and deferred charges	632	353
Total Assets	$ 70,349	$ 49,996
Liabilities and Shareholders’ Equity
Current Liabilities:
Commercial paper	$ 3,323	$ -
Accounts payable	13,105	10,257
Accrued liabilities	6,161	4,998
Accrued income taxes	1,129	501
Long-term debt due within one year	1,964	900
Obligations under capital leases due within one year	121	106
Total Current Liabilities	25,803	16,762
Long-Term Debt	13,672	6,908
Long-Term Obligations Under Capital Leases	3,002	2,699
Deferred Income Taxes and Other	759	716
Minority Interest	1,279	1,799
Shareholders’ Equity
Preferred stock ($.10 par value; 100 shares authorized, none issued)
Common stock ($.10 par value; 5,500 shares authorized, 4,457 and 4,448 issued and outstanding in 2000 and 1999, respectively)	446	445
Capital in excess of par value	714	435
Retained earnings	25,129	20,741
Other accumulated comprehensive income	(455)	(509)
Total Shareholders’ Equity	25,834	21,112
Total Liabilities and Shareholders’ Equity	$ 70,349	$ 49,996

See accompanying notes.

Wal-Mart Stores, Inc. Annual Report - Page 28

Consolidated Statements of Shareholders’ Equity

(Amounts in millions except per share data)	Number of shares	Common stock	Capital in excess of par value	Retained earnings	Other accumulated comprehensive income	Total
Balance - January 31, 1997	2,285	228	547	16,768	(400)	$ 17,143
Comprehensive Income
Net income				3,526		3,526
Other accumulated comprehensive income
Foreign currency translation adjustment					(73)	(73)
Total Comprehensive Income						$ 3,453
Cash dividends ($.14 per share)				(611)		(611)
Purchase of Company stock	(47)	(5)	(48)	(1,516)		(1,569)
Stock options exercised and other	3	1	86			87
Balance - January 31, 1998	2,241	224	585	18,167	(473)	18,503
Comprehensive Income
Net income				4,430		4,430
Other accumulated comprehensive income
Foreign currency translation adjustment					(36)	(36)
Total Comprehensive Income						$ 4,394
Cash dividends ($.16 per share)				(693)		(693)
Purchase of Company stock	(21)	(2)	(37)	(1,163)		(1,202)
Two-for-one stock split	2,224	223	(223)			-
Stock options exercised and other	4		110			110
Balance - January 31, 1999	4,448	445	435	20,741	(509)	21,112
Comprehensive Income
Net income				5,377		5,377
Other accumulated comprehensive income
Foreign currency translation adjustment					54	54
Total Comprehensive Income						$ 5,431
Cash dividends ($.20 per share)				(890)		(890)
Purchase of Company stock	(2)		(2)	(99)		(101)
Stock options exercised and other	11	1	281			282
Balance - January 31, 2000	4,457	$ 446	$ 714	$ 25,129	($455)	$ 25,834

See accompanying notes.

Wal-Mart Stores, Inc. Annual Report - Page 29

Consolidated Statements of Cash Flows

(Amounts in millions)

Fiscal years ended January 31,	2000	1999	1998
Cash flows from operating activities
Net Income	$ 5,377	$ 4,430	$ 3,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,375	1,872	1,634
Cumulative effect of accounting change, net of tax	198	-	-
Increase in accounts receivable	(255)	(148)	(78)
Increase in inventories	(2,088)	(379)	(365)
Increase in accounts payable	1,849	1,108	1,048
Increase in accrued liabilities	1,015	1,259	1,329
Deferred income taxes	(138)	(640)	20
Other	(139)	78	9
Net cash provided by operating activities	8,194	7,580	7,123
Cash flows from investing activities
Payments for property, plant and equipment	(6,183)	(3,734)	(2,636)
Investment in international operations (net of cash acquired, $195 million in Fiscal 2000)	(10,419)	(855)	(1,865)
Other investing activities	(244)	171	80
Net cash used in investing activities	(16,846)	(4,418)	(4,421)
Cash flows from financing activities
Increase in commercial paper	4,316	-	-
Proceeds from issuance of long-term debt	6,000	536	547
Purchase of Company stock	(101)	(1,202)	(1,569)
Dividends paid	(890)	(693)	(611)
Payment of long-term debt	(863)	(1,075)	(554)
Payment of capital lease obligations	(133)	(101)	(94)
Other financing activities	300	(195)	143
Net cash provided by (used in) financing activities	8,629	(2,730)	(2,138)
Net (decrease)/increase in cash and cash equivalents	(23)	432	564
Cash and cash equivalents at beginning of year	1,879	1,447	883
Cash and cash equivalents at end of year	$ 1,856	$ 1,879	$ 1,447
Supplemental disclosure of cash flow information
Income tax paid	$ 2,780	$ 3,458	$ 1,971
Interest paid	849	805	796
Capital lease obligations incurred	378	347	309
Investment in unconsolidated subsidiary exchanged in acquisition	-	-	226
Property, plant and equipment acquired with debt	65	-	-
ASDA acquisition cost satisfied with debt	264	-	-
ASDA acquisition cost satisfied with Company stock	175	-	-

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

Inventories
The Company uses the retail last in first out (LIFO) method for domestic Wal-Mart discount stores and Supercenters and cost LIFO for SAM’S Clubs. International inventories are on other cost methods. Inventories are not in excess of market value.

Pre-opening costs
During fiscal 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities.’ The SOP requires that the costs of start-up activities, including organization costs, be expensed as incurred. The impact of the adoption of SOP 98-5 on fiscal 1999 was $8 million net of taxes. Due to the immateriality to the Company’s results of operations, the initial application was not reported as a cumulative effect of a change in an accounting principle. The impact of the change did not have a material effect on any of the years presented.

Interest during construction
In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $57 million, $41 million, and $33 million in 2000, 1999 and 1998, respectively.

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

Advertising costs
Advertising costs are expensed as incurred and were $523 million, $405 million and $292 million in 2000, 1999 and 1998, respectively.

Operating, selling and general and administrative expenses
Buying, warehousing and occupancy costs are included in operating, selling and general and administrative expenses.

Depreciation and amortization
Depreciation and amortization for financial statement purposes is provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense for the years 2000, 1999 and 1998 was $1,998 million, $1,648 million and $1,426 million, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives are as follows:

Building and improvements	5 - 50 years
Fixtures and equipment	5 - 12 years
Transportation equipment	2 - 5 years
Goodwill and other acquired intangible assets	20 - 40 years
Internally developed software	3 years

Costs of computer software
During fiscal 2000, the Company adopted the Accounting Standards Executive Committee Statement of Position (SOP) 98-1, ’Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use.’ This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Previously, costs related to developing internal-use software were expensed as incurred. Under the new method these costs are capitalized and amortized over a three year life. The impact of the adoption of SOP 98-1 was to capitalize $32 million of costs in fiscal 2000, which would have previously been expensed. The impact of the change would not have a material effect on any of the years presented prior to fiscal 2000.

Accounting for derivative instruments and hedging activities
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, ’Accounting for Derivative Instruments and Hedging Activities.’ The new Statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. In July 1999, the FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective Date of FASB Statement No. 133", which postponed the effective date of Statement No. 133 for one year. Statement 133 will now be effective for the Company beginning February 1, 2001. The Company currently does not anticipate there will be a material impact on the results of operations or financial position upon adoption of Statement No. 133.

Goodwill and other acquired intangible assets
Goodwill and other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. Management estimates such periods of economic benefits using factors such as entry barriers in certain countries, operating rights and estimated lives of other operating assets acquired. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Su ch evaluation is based on cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Long-lived assets
The Company periodically reviews long-lived assets and certain intangible assets when indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Wal-Mart Stores, Inc. Annual Report - Page 31

Stock split
On March 4, 1999, the Company announced a two-for-one stock split issued in the form of a 100% stock dividend. The date of record was March 19, 1999, and it was distributed April 19, 1999. Consequently, the stock option data and per share data for fiscal 1999 and 1998 have been restated to reflect the stock split.

Net income per share
Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares reduced by the dilutive effect of stock options (23 million, 21 million and 17 million shares in 2000, 1999 and 1998, respectively).

Foreign currency translation
The assets and liabilities of all foreign subsidiaries are translated at current exchange rates and any related translation adjustments are recorded as a component of accumulated comprehensive income.

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

New accounting pronouncement
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 - ’Revenue Recognition in Financial Statements’ (SAB 101). This SAB deals with various revenue recognition issues, several of which are common within the retail industry. As a result of the issuance of this SAB, the Company changed its method of recognizing revenues for SAM’S Club membership fees effective as of the beginning of fiscal 2000. The Company is currently evaluating the effects of the SAB on its method of recognizing revenues related to layaway sales and will make any accounting method changes necessary during the first quarter of fiscal 2001.

Accounting principle change
In fiscal 2000 the Company changed its method of accounting for SAM’S membership fee revenue both domestically and internationally. Previously the Company had recognized membership fee revenues when received. Under the new accounting method the Company recognizes membership fee revenues over the term of the membership, which is 12 months. The Company recorded a non-cash charge of $198 million (after reduction for income taxes of $119 million), or $.04 per share, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year. The effect of this change on the year ended January 31, 2000, before the cumulative effect of the accounting change was to decrease net income $12 million, or almost $.01 per share. If the new accounting method had been in effect in fiscal 1999 and 1998, net income would have been $4,393 million, or $.98 per basic or dilutive share and $3,517 million, or $.78 per basic or dilutive share, respectively.

The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years ended 1998, 1999 and 2000 as if the accounting change had been in effect for each of those years
(in millions):

Deferred revenue January 31, 1997	$ 244
Membership fees received	494
Membership revenue recognized	(480)
Deferred revenue January 31, 1998	258
Membership fees received	600
Membership revenue recognized	(541)
Deferred revenue January 31, 1999	317
Membership fees received	646
Membership revenue recognized	(626)
Deferred revenue January 31, 2000	$ 337

The Company’s deferred revenue is included in accrued liabilities in the January 31, 2000 consolidated balance sheet. The Company’s analysis of historical membership fee refunds indicates that such refunds have been de minimis. Accordingly, no reserve has been established for membership fee refunds at January 31, 2000.

Revenue recognition
The Company recognizes sales revenue at the time the sale is made to the customer. Effective as of the first quarter of fiscal 2000, the Company began recognizing SAM’S Club membership fee revenue over the term of the membership, which is 12 months.

Reclassifications
Certain reclassifications have been made to prior periods to conform to current presentations.

2 Defined Contribution Plans

The Company maintains profit sharing plans under which most full-time and many part-time associates become participants following one year of employment and a 401(k) plan in which the same associates may elect to contribute a percentage of their earnings. During fiscal 2000 participants could contribute up to 10% of their earnings. Effective fiscal 2001 the allowable participant contributions were increased to 15%.

The Company will make annual contributions to these plans on behalf of all eligible associates, including those who have not elected to contribute to the 401(k) plan.

Annual Company contributions are made at the sole discretion of the Company, and were $429 million, $388 million and $321 million in 2000, 1999 and 1998, respectively.

Wal-Mart Stores, Inc. Annual Report - Page 32

3 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,	2000	1999	1998
Maximum amount outstanding at month-end	$ 6,588	$ 1,976	$ 1,530
Average daily short-term borrowings	2,233	256	212
Weighted average interest rate	5.4%	5.1%	5.6%

At January 31, 2000, short-term borrowings consisting of $3,323 million of commercial paper were outstanding. At January 31, 1999, there were no short-term borrowings outstanding. At January 31, 2000, the Company had committed lines of $4,872 million with 85 firms and banks and informal lines of credit with various banks totaling an additional $1,500 million, which were used to support commercial paper.

Long-term debt at January 31, consist of (amounts in millions):

Fiscal years ended January 31,	2000	1999
6.875% Notes due August 2009	$ 3,500	-
6.550% Notes due August 2004	1,250	-
6.150% Notes due August 2001	1,250	-
8.625% Notes due April 2001	750	750
5.875% Notes due October 2005	597	597
7.500% Notes due May 2004	500	500
6.500% Notes due June 2003	454	454
7.250% Notes due June 2013	445	445
7.800% - 8.250%Obligations from sale/leaseback transactions due 2014	398	427
6.750% Notes due May 2002	300	300
7.000% - 8.000%Obligations from sale/leaseback transactions due 2013	275	292
8.500% Notes due September 2024	250	250
6.750% Notes due October 2023	250	250
8.000% Notes due September 2006	250	250
6.375% Notes due March 2003	228	228
6.750% Eurobond due May 2002	200	200
5.850% Notes due June 2018 with biannual put options	-	500
5.650% Notes due February 2010 with biannual put options	-	500
9.100% Notes due July 2000	-	500
6.125% Eurobond due November 2000	-	250
7.290% Notes due July 2006	435
4.410% - 10.880%Notes acquired in ASDA acquisition due 2002-2015	1,026	-
Commercial paper classified as long-term debt	993	-
Other	321	215
	$ 13,672	$ 6,908

The Company has $1 billion of outstanding debt with imbedded put options. Beginning in fiscal 2001, and every second year thereafter, the holders of debt may require the Company to repurchase the debt at face value. In February 2000, $500 million of this debt was put to the Company. The debt was refinanced with commercial paper at that time. The remaining $500 million of debt can be put to the Company later in 2000 and has been classified as a current liability in the January 31, 2000 consolidated balance sheet.

In February and March of 2000, the Company sold notes totaling $1 billion. These notes bear interest at 7.55% and will be due in 2030. The proceeds from the sale of these notes were used to reduce the commercial paper balance and, therefore, the Company classified $993 million of commercial paper as long-term debt in its January 31, 2000 consolidated balance sheet.

Long-term debt is unsecured except for $170 million which is collateralized by property with an aggregate carrying value of approximately $516 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal year ended January 31,	Annual maturity
2001	$ 1,964
2002	2,070
2003	659
2004	742
2005	1,854
Thereafter	8,347

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms.

Wal-Mart Stores, Inc. Annual Report - Page 33

Future minimum lease payments for each of the five succeeding years as of January 31, 2000, are (in millions):

Fiscal year ended January 31,	Minimum payments
2001	$ 100
2002	94
2003	98
2004	93
2005	130
Thereafter	594

At January 31, 2000 and 1999, the Company had letters of credit outstanding totaling $902 million and $767 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

Under shelf registration statements previously filed with the Securities and Exchange Commission, and after consideration of the $1 billion in notes issued in February and March of 2000 discussed previously, the Company is permitted to issue debt securities aggregating $3.5 billion.

4 Financial Instruments

Interest rate instruments
The Company enters into interest rate swaps to minimize the risks and costs associated with its financial activities. The swap agreements are contracts to exchange fixed or variable rate interest for variable or fixed interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis.

Net Investment instruments
The Company has entered into cross currency interest rate swap agreements to hedge its net investments in Germany and the United Kingdom. The swap agreements are contracts to exchange fixed rate payments in United States dollars for fixed rate payments in foreign currencies. Settlements of currency swaps are accounted for by recording the net payments as an adjustment to currency translation adjustment. In February and March 2000, the Company entered into two interest rate swap agreements to hedge an additio nal $1 billion of net investments in Great Britain pounds. These instruments are not recorded on the balance sheet, and as of January 31, 2000 and 1999, are as follows:

USD notional (amounts in millions)	FX notional (amounts in millions)	Fiscal maturity date	Rate received	Rate paid	Fair value 1/31/2000	Fair value 1/31/1999
Interest Rate Instruments
$ 500	-	2001	5.9% (USD rate)	Rate A plus .245%	$ (1)	$ 5
500	-	2001	5.7% (USD rate)	Rate A plus .134%	-	10
513 ($551 in FYE 1999)	-	2027	7.0% (USD rate)	Rate A	(7)	44
230	-	2027	7.0% (USD rate)	Rate B	(14)	30
151	-	2027	Rate C	8.1% (USD rate)	(11)	N/A
Cross Currency Instruments
3,500	2,010 GBP	2010	Rate C minus .0842%	Rate D minus .1203%	(29)	N/A
3,500	-	2010	6.9% (USD rate)	Rate C minus .0842%	(71)	N/A
-	2,010 GBP	2010	Rate D minus .1203%	6.2% (GBP rate)	83	N/A
1,101	1,960 DEM	2003	Rate A	Rate E minus .0676%	122	(43)
1,101	-	2003	5.8% (USD rate)	Rate A	(38)	28
-	1,960 DEM	2003	Rate E minus .0676%	4.5% (DEM rate)	6	(58)
809	1,360 DEM	2004	Rate A	Rate E minus .055%	129	18
809	-	2004	5.2% (USD rate)	Rate A	(57)	1
-	1,360 DEM	2004	Rate E minus .055%	3.4% (DEM rate)	40	3

Rate A 30-day U.S. dollar commercial paper non-financial
Rate B 6-month U.S. dollar LIBOR
Rate C 3-month U.S. dollar LIBOR
Rate D 6-month Great Britain pound LIBOR
Rate E 3-month German DEM LIBOR

The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for short durations of six months or less and are insignificant to the Company’s operations or financial position. There were approximately $246 million and $47 million notional outstanding at January 31, 2000 and 1999, respectively. These contracts had a fair value of approximately $(1) million at January 31, 2000 and 1999, respectively.

Wal-Mart Stores, Inc. Annual Report - Page 34

Fair value of financial instruments
Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.
Long-term debt: Fair value approximates $14,992 million at January 31, 2000 and is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.
Interest rate instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.
Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from external sources.

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2000	1999	1998
Current
Federal	$ 2,920	$ 3,043	$ 1,891
State and local	299	254	186
International	257	83	18
Total current tax provision	3,476	3,380	2,095
Deferred
Federal	(71)	(655)	(5)
State and local	(3)	(28)	(2)
International	(183)	43	27
Total deferred tax provision	(257)	(640)	20
Total provision for income taxes	$ 3,219 (a)	$ 2,740	$ 2,115

(a) Total provision for income tax includes a provision on income before the cumulative effect of accounting change of $3,338 and a tax benefit of $119 resulting from the cumulative effect of the accounting change.

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	2000	1999	1998
Domestic	$ 8,414	$ 6,866	$ 5,528
International	669	457	191
Total earnings before income taxes	$ 9,083	$ 7,323	$ 5,719

Items that give rise to significant portions of the deferred tax accounts at January 31, are as follows (in millions):

	2000	1999	1998
Deferred tax liabilities:
Property, plant, and equipment	$ 748	$ 695	$ 797
Inventory	393	286	275
International, principally asset basis difference	348	272	387
Acquired asset basis difference	314	-	-
Other	66	36	33
Total deferred tax liabilities	1,869	1,289	1,492
Deferred tax assets:
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	1,098	985	441
Capital leases	193	188	190
International, asset basis and loss carryforwards	402	143	258
Deferred revenue	181	66	89
Other	215	184	108
Total deferred tax assets	2,089	1,566	1,086
Net deferred tax liabilities (assets)	$ (220)	$ (277)	$ 406

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,	2000	1999	1998
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.18%	2.01%	2.07%
International	-0.74%	-0.50%	-0.30%
Other	0.31%	0.90%	0.20%
	36.75%	37.41%	36.97%

Wal-Mart Stores, Inc. Annual Report - Page 35

6 Acquisitions

During the second quarter of fiscal 2000, the Company began acquiring ASDA Group PLC (ASDA), the third largest retailer in the United Kingdom with 229 stores. The Company acquired approximately 29% of the outstanding ASDA shares on the open market during June and July 1999. On July 27, 1999, a tender offer for all remaining ASDA shares became unconditional and the majority of the remaining shares were tendered. The Company owned 100% of the outstanding shares of ASDA as of the end of the third quarter of fiscal 2000. The transaction has been accounted for as a purchase. The purchase price of approximately $11 billion has been allocated to the net assets acquired and liabilities assumed based on their estimated fair value. The resulting goodwill and other acquired intangible assets of approximately $7 billion are being amortized over 40 years. ASDA reports on a December 31 fiscal year-end, therefore, the ASDA financial statements are consolidated on a trailing month reporting basis. The results of operations are included in the consolidated Company results since the date of acquisition.

On January 1, 1999, the Company took possession of 74 units from the Interspar hypermarket chain in Germany. The units were acquired from Spar Handels AG, a German company that owns multiple retail formats and wholesale operations throughout Germany. The transaction closed on December 29, 1998; therefore, the assets are included in the January 31, 1999 consolidated balance sheet and the results of operations are included in fiscal 2000. The transaction has been recorded as a purchase. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years.

In July 1998, the Company extended its presence in Asia with an investment in Korea. The Company acquired a majority interest in four units previously operated by Korea Makro as well as six undeveloped sites. The transaction has been accounted for as a purchase. The net assets and liabilities acquired are recorded at fair value. The goodwill is being amortized over 40 years. The results of operations since the effective date of the acquisition have been included in the Company’s results. In December 1999, the Company acquired most of the minority interest of its operation in Korea from its joint venture partner and anticipates that the remaining minority interest will be acquired in early fiscal 2001.

A merger of the Mexican joint venture companies owned by Wal-Mart Stores, Inc. and Cifra, S.A. de C.V. (Cifra) was consummated with an effective merger date of September 1, 1997. The Company received voting shares of Cifra equaling approximately 33.5% of the outstanding voting shares of Cifra in exchange for the Company’s joint venture interests having a net book value of approximately $644 million.

The Company then acquired 593,100,000 shares of the Series ’A’ Common Shares and Series ’B’ Common Shares of Cifra, for approximately $1.2 billion. The transaction has been accounted for as a purchase. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years. As a result of the merger and tender offer, Wal-Mart holds a majority of the outstanding voting shares of Cifra. The results of operations for Cifra, since the effective merger date, have been included in the Company’s results.

In December 1997, the Company acquired the Wertkauf hypermarket chain in Germany, as well as certain real estate. The 21 hypermarkets are one-stop shopping centers that offer a broad assortment of high quality general merchandise and food and are similar to the Wal-Mart Supercenter format in the United States. The transaction has been accounted for as a purchase. Net assets and liabilities of Wertkauf and the real estate are recorded at fair value. The goodwill is being amortized over 40 years. The transaction closed on December 30, 1997; therefore, the results of operations are included beginning in fiscal 1999.

In December 1997, the Company acquired the minority interest in its Brazilian joint venture from Lojas Americanas, and then sold a lesser share to an individual. The purchase price of the minority interest approximated book value. Because the transaction closed on December 30, 1997, the results of operations for fiscal 1998 include the Company’s original ownership percentage of the joint venture.

The fair value of the assets and liabilities recorded as a result of these transactions is as follows (in millions):

	2000	1999	1998
Cash and cash equivalents	$ 195	$ 137	$ 500
Receivables	16	-	97
Inventories	655	200	266
Prepaid expenses and other	403	-	-
Net property, plant and equipment	5,290	219	2,105
Net property under capital leases	612	-	-
Goodwill	7,020	576	1,213
Accounts payable	(1,159)	(112)	(431)
Accrued liabilities	(564)	(60)	(132)
Accrued income taxes	(283)	-	-
Long-term debt and obligations under capital leases	(1,272)	-	-
Deferred income taxes	(58)	32	(353)
Minority interest	-	(22)	(705)
Other	(7)	22	31
	10,848	992	2,591
Investment in unconsolidated Mexican subsidiary exchanged	-	-	(226)
	$ 10,848	$ 992	$ 2,365

Wal-Mart Stores, Inc. Annual Report - Page 36

The following presents the unaudited pro forma results as if the ASDA acquisition had occurred at the beginning of the fiscal years ended January 31, 1999 and 2000. Adjustments to net income are primarily related to the amortization of goodwill and other acquired intangible assets and additional interest expense on the debt incurred to finance the acquisition. The ASDA results were converted from Great Britain pounds to United States dollars at the average exchange rate for the periods presented and range from 1.60 to 1.66.

The aggregate impact of other acquisitions in these periods are not presented due to the insignificant differences from historical results (amounts in millions except per share data):

Fiscal years ended January 31,	2000	1999
Sales	$ 172,295	$ 149,844
Net income	$ 5,551	$ 4,435
Net income per share - basic	$ 1.25	$ 0.99
Net income per share - diluted	$ 1.24	$ 0.99

7 Stock Option Plans

At January 31, 2000, 131 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans expire ten years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995, may be exercised in seven annual installments. The Company has elected to follow Accounting Principles Board Opinion No. 25, ’Accounting for Stock Issued to Employees’ (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement 123, ’Accounting for Stock-Based Compensation,’ (FAS No. 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information, regarding net income and income per share, is required by FAS No. 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 4.4% and 6.7%, dividend yields between 0.4% and 1.2%, volatility factors between .23 and .30, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, 5.8 years for options issued thereafter and 2.0 to 4.0 years for options converted from ASDA stock options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferrable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s associate stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its associate stock options. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ending January 31, 2000, 1999, and 1998, were $13, $14, and $7 per option, respectively.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, does not result in net income and net income per share that are materially different from the amounts reported in the Company’s consolidated financial statements as demonstrated below (amounts in millions except per share data):

Fiscal years ended January 31,	2000	1999	1998
Pro forma net income	$ 5,324	$ 4,397	$ 3,504
Pro forma earnings per share - basic	$ 1.20	$ 0.98	$ 0.78
Pro forma earnings per share - dilutive	$ 1.19	$ 0.98	$ 0.77

The following table summarizes information about stock options outstanding as of January 31, 2000:

Range of exercise prices	Number of outstanding options	Weighted average remaining life in years	Weighted average exercise price of outstanding options	Number of options exerciseable	Weighted average exercise price of exerciseable options
$ 4.39 to 5.33	24,000	<1.0	$ 5.33	24,000	$ 5.33
6.63 to 8.84	686,000	1.0	7.27	681,000	7.26
10.00 to 15.41	28,336,000	5.6	12.00	9,039,000	12.23
17.53 to 19.97	10,443,000	8.0	19.31	1,728,000	19.14
24.97 to 34.53	709,000	8.6	29.60	48,000	28.57
39.88 to 43.00	6,374,000	9.0	40.11	722,000	39.88
45.56 to 55.94	4,742,000	4.5	46.97	725,000	46.17
$ 5.33 to 55.94	51,314,000	6.4	$ 20.39	12,967,000	$ 16.38

Wal-Mart Stores, Inc. Annual Report - Page 37

Further information concerning the options is as follows:

	Shares	Option price per share	Weighted Average per share	Total
January 31, 1997	60,772,000	$ 3.25 - 15.41	$ 11.26	$ 683,884,000
(12,896,000 shares exerciseable)
Options granted	10,526,000	12.44 - 19.97	18.93	199,309,000
Options canceled	(3,604,000)	3.25 - 17.53	11.72	(42,251,000)
Options exercised	(7,038,000)	3.25 - 15.41	9.62	(67,729,000)
January 31, 1998	60,656,000	3.59 - 19.97	12.75	773,213,000
(13,462,000 shares exerciseable)
Options granted	9,256,000	12.63 - 43.00	33.02	305,646,000
Options canceled	(4,254,000)	4.39 - 39.88	13.74	(58,436,000)
Options exercised	(9,500,000)	3.59 - 19.09	10.92	(103,748,000)
January 31, 1999	56,158,000	4.39 - 43.00	16.32	916,675,000
(12,357,000 shares exerciseable)
Options granted	1,540,000	41.25 - 55.94	44.62	68,703,000
ASDA options converted to Wal-Mart options	4,250,000	46.17	46.17	196,244,000
Options canceled	(2,452,000)	5.33 - 43.00	17.27	(42,337,000)
Options exercised	(8,182,000)	4.39 - 39.88	11.44	(93,583,000)
January 31, 2000	51,314,000	$ 5.33 - 55.94	$ 20.39	$ 1,045,702,000
(12,967,000 shares exerciseable)
Shares available for option:
January 31, 1999	75,256,000
January 31, 2000	71,918,000

8 Commitments and Contingencies

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $573 million, $654 million, and $596 million in 2000, 1999, and 1998, respectively. Aggregate minimum annual rentals at January 31, 2000, under non-cancelable leases are as follows (in millions):

Fiscal year	Operating leases	Capital leases
2001	$ 387	$ 377
2002	402	392
2003	385	390
2004	370	389
2005	363	387
Thereafter	3,055	3,674
Total minimum rentals	$ 4,962	5,609
Less estimated executory costs		65
Net minimum lease payments		5,544
Less imputed interest at rates ranging from 6.1% to 14.0%		2,421
Present value of minimum lease payments		$ 3,123

Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $51 million, $49 million and $46 million in 2000, 1999 and 1998, respectively. Substantially all of the store leases have renewal options for additional terms from five to 25 years at comparable rentals.

The Company has entered into lease commitments for land and buildings for 34 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $36 million annually over the lease terms.

The Company and its subsidiaries are involved from time to time in claims, proceedings and litigation arising from the operation of its business. The Company does not believe that any such claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company’s financial position or results of its operations.

Wal-Mart Stores, Inc. Annual Report - Page 38

9 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, Korea, Puerto Rico, and the United Kingdom, and through joint ventures in China, and through majority-owned subsidiaries in Brazil and Mexico.  The Company identifies segments based on management responsibility within the United States and geographically for all international units.  The Wal-Mart Sores segment included the Company's discount stores and Supercenters in the United States.  The SAM'S Club segment includes the warehouse membership clubs in the United States.  The Company's operations in Argentina, Brazil, China, Germany, Korea, Mexico and the United Kingdom are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements.   There were no significant intervening events which materially affected the financial statements.  The Company's operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year end.  The Company measures segment profit as operating profit, which is defined as income before interest expense, income taxes, minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change.  Information on segments and a reconciliation to income, before income taxes, minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change, are as follows (in millions):

Fiscal year ended January 31, 2000	Wal-Mart Stores	SAM’S Club	International	Other	Consolidated
Revenues from external customers	$ 108,721	$ 24,801	$ 22,728	$ 8,763	$ 165,013
Intercompany real estate charge (income)	1,542	366		(1,908)
Depreciation and amortization	812	124	402	1,037	2,375
Operating income	8,419	759	817	110	10,105
Interest expense					(1,022)
Income before income taxes, minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change					9,083
Total assets	$ 18,213	$ 3,586	$ 25,330	$ 23,220	$ 70,349
Fiscal year ended January 31, 1999	Wal-Mart Stores	SAM’S Club	International	Other	Consolidated
Revenues from external customers	$ 95,395	$ 22,881	$ 12,247	$ 7,111	$ 137,634
Intercompany real estate charge (income)	1,502	355		(1,857)
Depreciation and amortization	716	111	252	793	1,872
Operating income (loss)	7,075	650	549	(213)	8,061
Interest expense					(797)
Reverse adjustment for accounting change	-	57	2	-	59
Income before income taxes, minority interest and equity in unconsolidated subsidiaries					7,323
Total assets	$ 16,950	$ 2,834	$ 9,537	$ 20,675	$ 49,996
Fiscal year ended January 31, 1998	Wal-Mart Stores	SAM’S Club	International	Other	Consolidated
Revenues from external customers	$ 83,820	$ 20,668	$ 7,517	$ 5,953	$ 117,958
Intercompany real estate charge (income)	1,375	349		(1,724)
Depreciation and amortization	674	104	118	738	1,634
Operating income (loss)	5,833	604	260	(208)	6,489
Interest expense					(784)
Reverse adjustment for accounting change	-	12	2	-	14
Income before income taxes, minority interest and equity in unconsolidated subsidiaries					5,719
Total assets	$ 16,229	$ 2,933	$ 7,390	$ 18,832	$ 45,384

Wal-Mart Stores, Inc. Annual Report - Page 39

For comparative purposes 1999 and 1998 operating income have been adjusted to reflect the impact of the membership fee revenue accounting change described in Note 1. This is reversed for purposes of reconciling operating profit to income before taxes, minority interest and equity in unconsolidated subsidiaries.

Domestic long-lived assets excluding goodwill were $25,227 million, $21,929 million and $20,069 million in 2000, 1999 and 1998, respectively. Additions to domestic long-lived assets were $3,814 million, $3,317 million and $2,050 million in 2000, 1999 and 1998, respectively. International long-lived assets excluding goodwill were $10,742 million, $4,044 million and $3,537 million in 2000, 1999 and 1998, respectively. Additions to international long-lived assets were $7,070 million, $732 million and $2,401 million in 2000, 1999 and 1998, respectively. The international segment includes all international real estate. All of the real estate in the United States is included in the "Other’ category and is leased to Wal-Mart Stores and SAM’S Club. The revenues in the ’Other’ category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S Club segments. McLane is not a significant segment and therefore, results are not presented separately.

10 Quarterly Financial Data (Unaudited)

Quarters ended
Amounts in millions (except per share information)	April 30,	July 31,	October 31,	January 31,
2000
Net sales	$ 34,717	$ 38,470	$ 40,432	$ 51,394
Cost of sales	27,241	30,123	31,606	40,694
Income before cumulative effect of accounting change	1,110	1,249	1,299	1,917
Cumulative effect of accounting change, net of tax	(198)	-	-	-
Net income	$ 912	$ 1,249	$ 1,299	$ 1,917
Net income per common share:
Income before cumulative effect of accounting change	$ 0.25	$ 0.28	$ 0.29	$ 0.43
Cumulative effect of accounting change	(0.04)	-	-	-
Net income per common share, basic and diluted	$ 0.20	$ 0.28	$ 0.29	$ 0.43
Pro forma amounts assuming accounting change had been in effect for all of fiscal 2000:
Net Income	$ 1,114	$ 1,251	$ 1,294	$ 1,916
Net income per common share, basic and diluted	$ 0.25	$ 0.28	$ 0.29	$ 0.43
1999
Net sales	$ 29,819	$ 33,521	$ 33,509	$ 40,785
Cost of sales	23,526	26,422	26,380	32,397
Net income	828	1,034	1,009	1,559
Net income per common share, basic and diluted	$ 0.18	$ 0.23	$ 0.23	$ 0.35
Pro forma amounts assuming accounting change had been in effect in fiscal 1999:
Net Income	$ 826	$ 1,029	$ 990	$ 1,548
Net income per common share, basic and diluted	$ 0.18	$ 0.23	$ 0.22	$ 0.35

Wal-Mart Stores, Inc. Annual Report - Page 40

Report of Independent Auditors

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. and Subsidiaries at January 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, the Company changed its method of accounting for membership fee income from a cash basis to a deferred basis whereby membership fee income is recognized ratably over the twelve-month life of the membership.

Tulsa, Oklahoma
March 24, 2000

Wal-Mart Stores, Inc. Annual Report - Page 41

Corporate Information

Listings - Stock Symbol: WMT
New York Stock Exchange
Pacific Stock Exchange

Market Price of Common Stock

	Fiscal years ended January 31,
	2000		1999
Quarterly Ended	Hi	Low	Hi	Low
April 30	$52.44	$40.47	$26.94	$20.41
July 31	$49.19	$41.13	$34.50	$24.97
October 31	$57.06	$40.19	$34.53	$26.56
January 31	$69.44	$54.75	$43.00	$33.44

Dividends Paid Per Share **

Fiscal years ended January 31,
Quarterly
2000		1999
April 19	$0.0500	April 6	$0.0388
July 12	$0.0500	July 13	$0.0388
October 12	$0.0500	October 12	$0.0388
January 10	$0.0500	January 11	$0.0388