Form 10-K, Exhibit 13
period 2001-01-31
WAL MART STORES INC
filed 2001-04-10
CIK 104169

Exhibit 13

Fiscal 2001 End-of-Year Store Count

State	Discount Stores	Supercenters	SAM'S ClubS	Neighborhood Markets

Alabama	41	41	8	0
Alaska	5	0	3	0
Arizona	26	13	9	0
Arkansas	41	36	4	5
California	117	0	26	0
Colorado	23	18	12	0
Connecticut	19	1	3	0
Delaware	3	2	1	0
Florida	86	57	34	0
Georgia	51	45	16	0
Hawaii	5	0	1	0
Idaho	7	6	1	0
Illinois	86	25	27	0
Indiana	50	33	14	0
Iowa	33	18	7	0
Kansas	34	16	5	0
Kentucky	36	38	5	0
Louisiana	43	37	11	0
Maine	17	3	3	0
Maryland	27	3	11	0
Massachusetts	36	1	3	0
Michigan	55	2	21	0
Minnesota	37	2	9	0
Mississippi	30	31	4	0
Missouri	66	46	13	0
Montana	6	4	1	0
Nebraska	12	8	3	0
Nevada	12	4	4	0
New Hampshire	18	4	4	0
New Jersey	23	0	6	0
New Mexico	9	13	4	0
New York	52	13	18	0
North Carolina	59	35	16	0
North Dakota	8	0	2	0
Ohio	76	12	25	0
Oklahoma	48	32	6	8
Oregon	25	0	0	0
Pennsylvania	49	29	19	0
Rhode Island	7	0	1	0
South Carolina	27	32	9	0
South Dakota	8	0	2	0
Tennessee	47	41	15	0
Texas	142	112	56	6
Utah	12	3	5	0
Vermont	4	0	0	0
Virginia	26	41	10	0
Washington	26	0	2	0
West Virginia	8	20	3	0

Wisconsin	53	7	11	0
Wyoming	5	4	2	0

U.S. Totals	1736	888	475	19

International/Worldwide

State	Discount Stores		Supercenters		SAM'S ClubS	Neighborhood Markets

Argentina	0		11		0	0
Brazil	0		12		8	0
Canada	174		0		0	0
China	0		10		1	0
South Korea	0		6		0	0
Germany	0		94		0	0
Mexico	429	*	32		38	0
Puerto Rico	9		0		6	0
United Kingdom	0		241	**	0	0

INT'l Total:	612		406		53	0

World Wide Grand Total:	2348		1294		528	19

* Includes: 37 Aurreras, 80 Bodegas, 54 Suburbias, 40 Superamas, and 218 Vips.
**Includes: 238 ASDA Stores and 3 ASDA/Wal-Mart Supercentres.

11-Year Financial Summary

(Dollar amounts in millions except per share data)	2001	2000	1999
Net sales	$191,329	$165,013	$137,634
Net sales increase	16%	20%	17%
Domestic comparative store sales increase	5%	8%	9%
Other income-net	1,966	1,796	1,574
Cost of sales	150,255	129,664	108,725
Operating, selling and general and administrative expenses	31,550	27,040	22,363
Interest costs:
Debt	1,095	756	529
Capital leases	279	266	268
Provision for income taxes	3,692	3,338	2,740
Minority interest and equity in unconsolidated subsidiaries	(129)	(170)	(153)
Cumulative effect of accounting change, net of tax	—	(198)	—
Net income	6,295	5,377	4,430
Per share of common stock:
Basic net income	1.41	1.21	0.99
Diluted net income	1.40	1.20	0.99
Dividends	0.24	0.20	0.16
Financial Position
Current assets	$26,555	$24,356	$21,132
Inventories at replacement cost	21,644	20,171	17,549
Less LIFO reserve	202	378	473

Inventories at LIFO cost	21,442	19,793		17,076
Net property, plant and equipment and capital leases	40,934	35,969		25,973
Total assets	78,130	70,349		49,996
Current liabilities	28,949	25,803		16,762
Long-term debt	12,501	13,672		6,908
Long-term obligations under capital leases	3,154	3,002		2,699
Shareholders' equity	31,343	25,834		21,112
Financial Ratios
Current ratio	0.9	0.9		1.3
Inventories/working capital	(9.0)	(13.7)		3.9
Return on assets*	8.7%	9.5	%***	9.6%
Return on shareholders' equity**	22.0%	22.9%		22.4%
Other Year-End Data
Number of domestic Wal-Mart stores	1,736	1,801		1,869
Number of domestic Supercenters	888	721		564
Number of domestic SAM'S CLUBS	475	463		451
Number of domestic Neighborhood Markets	19	7		4
International units	1,071	1,004		715
Number of Associates	1,244,000	1,140,000		910,000
Number of Shareholders of record	362,000	341,000		261,000

    * Net income before minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change/average assets
  ** Net income/average shareholders' equity
*** Calculated giving effect to the amount by which a lawsuit settlement exceeded established reserves. If this settlement was not considered, the return was 9.8%. See Management's Discussion and Analysis.

1998	1997	1996	1995	1994	1993	1992	1991
$117,958	$104,859	$93,627	$82,494	$67,344	$55,484	$43,887	$32,602
12%	12%	13%	22%	21%	26%	35%	26%
6%	5%	4%	7%	6%	11%	10%	10%
1,341	1,319	1,146	914	645	497	404	262
93,438	83,510	74,505	65,586	53,444	44,175	34,786	25,500
19,358	16,946	15,021	12,858	10,333	8,321	6,684	5,152

555	629	692	520	331	143	113	43
229	216	196	186	186	180	153	126
2,115	1,794	1,606	1,581	1,358	1,171	945	752
(78)	(27)	(13)	4	(4)	4	(1)	—

0.78	0.67	0.60	0.59	0.51	0.44	0.35	0.28
0.78	0.67	0.60	0.59	0.51	0.44	0.35	0.28
0.14	0.11	0.10	0.09	0.07	0.05	0.04	0.04

$19,352	$17,993	$17,331	$15,338	$12,114	$10,198	$8,575	$6,415
16,845	16,193	16,300	14,415	11,483	9,780	7,857	6,207
348	296	311	351	469	512	473	399
16,497	15,897	15,989	14,064	11,014	9,268	7,384	5,808
23,606	20,324	18,894	15,874	13,176	9,793	6,434	4,712
45,384	39,604	37,541	32,819	26,441	20,565	15,443	11,389
14,460	10,957	11,454	9,973	7,406	6,754	5,004	3,990
7,191	7,709	8,508	7,871	6,156	3,073	1,722	740
2,483	2,307	2,092	1,838	1,804	1,772	1,556	1,159
18,503	17,143	14,756	12,726	10,753	8,759	6,990	5,366

1.3	1.6	1.5	1.5	1.6	1.5	1.7	1.6
3.4	2.3	2.7	2.6	2.3	2.7	2.1	2.4
8.5%	7.9%	7.8%	9.0%	9.9%	11.1%	12.0%	13.2%
19.8%	19.2%	19.9%	22.8%	23.9%	25.3%	26.0%	27.7%

1,921	1,960	1,995	1,985	1,950	1,848	1,714	1,568
441	344	239	147	72	34	10	9
443	436	433	426	417	256	208	148
—	—	—	—	—	—	—	—
601	314	276	226	24	10	—	—
246,000	257,000	244,000	259,000	258,000	181,000	150,000	122,000

The effects of the change in accounting method for SAM'S CLUB membership revenue recognition would not have a material impact on this summary prior to 1998. Therefore, pro forma information as if the accounting change had been in effect for all years presented has not been provided. See Management's Discussion and Analysis for discussion of the impact of the accounting change in fiscal 2000 and 1999.

The acquisition of the ASDA Group PLC and the Company's related debt issuance had a significant impact on the fiscal 2000 amounts in this summary. See Notes 3 and 6 to the Consolidated Financial Statements.

Corporate Information

Registrar and Transfer Agent:
EquiServe Trust Company, N.A.
525 Washington Blvd.
Jersey City, New Jersey 07310
1-800-438-6278 (GET-MART)
TDD for hearing impaired inside the U.S.: 1-201-222-4955
Internet: http://www.equiserve.com
Dividend Reinvestment and Direct Stock Purchase Available

Listings - Stock Symbol: WMT
New York Stock Exchange
Pacific Stock Exchange

Annual Meeting:
Our Annual Meeting of Shareholders will be held on Friday, June 1, 2001, at 9:00 a.m. in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with Shareholders:
Wal-Mart Stores, Inc. periodically communicates with its Shareholders and other members of the investment community about our operations. For further information regarding those communications, please refer to our Form 8-K filing with the SEC dated October 20, 2000.

Independent Auditors:
Ernst & Young LLP
3900 One Williams Center
Tulsa, Oklahoma 74172

Corporate Address:
Wal-Mart Stores, Inc.
Bentonville, Arkansas 72716

Telephone: 501-273-4000
Retail Internet Site: http://www.wal-mart.com
Corporate Internet Site: http://www.walmartstores.com

The following reports are available upon request by writing the Company or by calling 501-273-8446.
  Annual Report on Form 10-K*
  Quarterly Financial Information on Form 10-Q*
  Current Press Releases*
  Current Sales and Earnings Releases*
  Copy of Proxy Statement*
  Diversity Programs Report
  Vendor Standards Report

* These reports are also available via fax or corporate website.

Market Price of Common Stock

	Fiscal years ended January 31,
	2001		2000
Quarter Ended	Hi	Low	Hi	Low
April 30	$63.56	$44.50	$52.44	$40.47
July 31	$62.00	$51.00	$49.19	$41.13
October 31	$57.63	$43.25	$57.06	$40.19
January 31	$58.44	$43.69	$69.44	$54.75

Dividends Paid Per Share

Fiscal years ended January 31,
Quarterly
2000		2000
April 10	$0.0600	April 19	$0.0500
July 10	$0.0600	July 12	$0.0500
October 10	$0.0600	October 12	$0.0500
January 8	$0.0600	January 10	$0.0500

Trustees

5.75%, 5 7/8%, 5.955%,
6.15%, 6 3/8%, 6 1/2%,
6.55%, 6 3/4%, 6.875%,
7 1/4%, 7 1/2%, 7.55%,
8.0%, 8 1/2%, 8 5/8%
Notes, MarksSM , 13 month
Floating Rate Notes:
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza Suite IL 1-0126
Chicago, Illinois 60670-0126

Pass Through Certificates
1992-A-2-8.07%
First Security Trust
Company of Nevada

79 South Main Street
3rd Floor
Salt Lake City, Utah 84151

Sale/Leaseback Transaction
Series A - 8.25%
Series B - 8.75%
Series C - 8.875%
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza Suite IL 1-0126
Chicago, Illinois 60670-0126

Pass Through Certificates
1994-A-1-8.57%
1994-A-2-8.85%
1994-B-1-8.45%
1994-B-2-8.62%
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza Suite IL 1-0126
Chicago, Illinois 60670-0126

Sale/Leaseback Transaction
WMS I Series B - 8.01%
WMS I Series C - 8.72%
WMS II Series A - 7.39%
WMS II Series B - 8.27%
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza Suite IL 1-0126
Chicago, Illinois 60670-0126

Pass Through Certificates
(Wal-Mart Retail Trust IV, V):
1994-B-3-8.80%
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza Suite IL 1-0126
Chicago, Illinois 60670-0126

Sale/Leaseback Transaction
(Wal-Mart Retail Trust I, II, III):
State Street Bank and Trust
Company of Connecticut, N.A.
C/O State Street Corporation
Global Investor Services Group
Corporate Trust
P.O. Box 778
Boston, Massachusetts 02102-0778

Pass Through Certificates
1992-A-1-7.49%
First Security Bank, N.A.
Company of Nevada
79 South Main Street
3rd Floor
Salt Lake City, Utah 84111

6 3/4% Eurobonds:
Bank One, N.A.
1 Triton Square
London, England NW13FN

Management's Discussion and Analysis

Net Sales
Sales (in millions) by operating segment for the three fiscal years ended January 31, were as follows:

Fiscal Year	Wal-Mart Stores	SAM'S CLUB	International	Other	Total Company	Total Company Increase from Prior Fiscal Year
2001	$121,889	$26,798	$32,100	$10,542	$191,329	16%
2000	108,721	24,801	22,728	8,763	165,013	20%
1999	95,395	22,881	12,247	7,111	137,634	17%

The Company's sales growth of 16% in fiscal 2001, when compared to fiscal 2000, resulted from the Company's domestic and international expansion programs, and a domestic comparative store sales increase of 5%. The sales increase of 20% in fiscal 2000, when compared to fiscal 1999, resulted from the Company's expansion program, including a significant international acquisition, and a domestic comparative store sales increase of 8%. Wal-Mart Stores and SAM'S CLUB segments include domestic units only. Wal-Mart stores and SAM'S CLUBS located outside the United States are included in the International segment.

Costs and Expenses
For fiscal 2001, cost of sales as a percentage of sales decreased compared to fiscal 2000, resulting in increases in gross margin of 0.05% for fiscal 2001. This improvement in gross margin occurred primarily due to a $176 million LIFO inventory benefit. This was offset by continued price rollbacks and increased international and food sales which generally have lower gross margins than domestic general merchandise. Cost of sales, as a percentage of sales decreased for fiscal 2000 compared to fiscal 1999, resulting in increases in gross margin of 0.4% for fiscal 2000. The fiscal 2000 improvement in gross margin can be attributed to a favorable sales mix of higher margin categories, improvements in shrinkage and markdowns, a favorable LIFO inventory adjustment and the slower growth of SAM'S CLUB, which is our lowest gross margin retail operation. Management expects gross margins to narrow as food sales continue to increase as a percentage of sales both domestically and internationally.

Operating, selling, general and administrative expenses increased 0.1% as a percentage of sales in fiscal 2001 when compared with fiscal 2000. This increase was primarily due to increased maintenance and repair costs and depreciation charges incurred during the year. Operating, selling, general and administrative expenses increased 0.1% as a percentage of sales in fiscal 2000 when compared with fiscal 1999. This increase was primarily due to increased payroll cost incurred during the year. Additionally, in the second quarter of fiscal 2000, a $624 million jury verdict was rendered against the Company in a lawsuit. The Company settled the lawsuit for an amount less than the jury verdict. The Company had previously established reserves related to this lawsuit, which were not material to its results of operations or financial position. The settlement exceeded the Company's estimated reserves for this lawsuit and resulted in a charge in the second quarter of fiscal 2000 of $0.03 per share net of taxes.

Interest Costs
Debt interest costs increased .11% as a percentage of sales from .46% in fiscal 2000 to .57% in fiscal 2001. This increase is the result of increased fiscal 2000 borrowings incurred as the result of the ASDA acquisition and has been somewhat offset by reductions resulting from the Company's inventory control efforts. For fiscal 2000, debt interest costs increased .08% as a percentage of sales from .38% in fiscal 1999 to .46%. This increase resulted from increased fiscal 2000 borrowings as the result of the ASDA acquisition. See Note 3 of the Notes to Consolidated Financial Statements for additional information.

Wal-Mart Stores
Sales for the Company's Wal-Mart Stores segment increased by 12.1% in fiscal 2001 when compared to fiscal 2000 and 14.0% in fiscal 2000 when compared to fiscal 1999. The fiscal 2001 and fiscal 2000 growth are the result of comparative store sales increases and the Company's expansion program. Segment expansion during fiscal 2001 included the opening of 41 Wal-Mart stores, 12 Neighborhood Markets and 167 Supercenters (including the conversion of 104 existing Wal-Mart stores into Supercenters). Segment expansion during fiscal 2000 included the opening of 29 Wal-Mart stores, three Neighborhood Markets and 157 Supercenters (including the conversion of 96 existing Wal-Mart stores into Supercenters).

Fiscal 2001 operating income for the segment increased by 11.5%, from $8.7 billion in fiscal 2000 to $9.7 billion in fiscal 2001. Segment operating income as a percent of segment sales remained unchanged at 8.0% from fiscal 2000 to fiscal 2001. Operating income for fiscal 2001 was driven by margin improvements resulting from decreased markdowns and improved shrinkage. Offsetting these margin improvements were increased distribution costs, resulting from higher fuel, utility and payroll charges and higher overall payroll costs as a percentage of sales created by a holiday season with lower than anticipated sales. Operating income for the segment for fiscal 2000 increased by 20.2%, from $7.2 billion in fiscal 1999 to $8.7 billion in fiscal 2000. Fiscal 2000 operating income as a percentage of segment sales was 8.0%, up from 7.6% in fiscal 1999. The improvement in operating income in 2000 was driven by margin improvements resulting from improvements in markdowns and shrinkage. However, these margin improvements were somewhat offset by increased payroll costs in fiscal 2000. Operating income information for fiscal years 1999 and 2000 has been reclassified to conform to the current year presentation. For this reclassification, certain corporate expenses have been moved from the Other segment to the operating segments.

SAM'S CLUB
Sales for the Company's SAM'S CLUB segment increased by 8.1% in fiscal 2001 when compared to fiscal 2000, and by 8.4% in fiscal 2000 when compared to fiscal 1999. The fiscal 2001 and fiscal 2000 sales growth are the result of comparative club sales increases and the Company's expansion program. Due to rapid growth in the International segment, SAM'S CLUB sales continued to decrease as a percentage of total Company sales, decreasing from 15.0% in fiscal 2000 to 14.0% in fiscal 2001. Segment expansion during fiscal 2001 and 2000 consisted of the opening of 13 and 12 new clubs, respectively.

Operating income for the segment in fiscal 2001 increased by 10.8%, from $850 million in fiscal 2000 to $942 million in fiscal 2001. Due primarily to margin improvements, operating income as a percentage of segment sales increased from 3.4% in fiscal 2000 to 3.5% in fiscal 2001. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 deals with various revenue recognition issues, several of which are common within the retail industry. As a result of the issuance of this SAB, the Company changed its method of recognizing revenues for SAM'S CLUB membership fees effective as of the beginning of fiscal 2000. Additionally, operating income information for fiscal years 1999 and 2000 has been reclassified to conform to the current year presentation. For this reclassification certain corporate expenses have been moved from the Other segment to the operating segments. After consideration of the reclassification and the effects of the change in accounting method for membership revenue recognition, operating income for the segment in fiscal 2000 increased by 22.7%, from $693 million in fiscal 1999 to $850 million in fiscal 2000. Operating income as a percentage of sales increased from 3.0% in fiscal 1999 to 3.4% in fiscal 2000. This improvement is primarily due to margin improvements. The pretax impact of the change in accounting method would have been $57 million in fiscal 1999 and was $16 million in fiscal 2000. The impact of the accounting method change is greater on fiscal 1999 due to an increase in the cost of SAM'S CLUB membership that occurred during that year. If the effect of this accounting change were not considered, operating income as a percent of segment sales would have increased by 22 basis points when comparing fiscal 1999 to fiscal 2000.

International
International sales accounted for approximately 17% of total Company sales in fiscal 2001 compared with 14% in fiscal 2000. The largest portion of the increase in international sales is the result of the acquisition of the ASDA Group PLC (ASDA), which consisted of 229 stores when its acquisition was completed during the third quarter of fiscal 2000. International sales accounted for approximately 14% of total Company sales in fiscal 2000 compared with 9% in fiscal 1999. The largest portion of this increase was also the result of the ASDA acquisition. Additionally, fiscal 2000 was the first full year containing the operating results of the 74 units of the German Interspar hypermarket chain, which were acquired in the fourth quarter of fiscal 1999.

For fiscal 2001 segment operating income increased by 36.1% from $817 million in fiscal 2000 to $1.1 billion in fiscal 2001. Segment operating income as a percent of segment sales decreased by .13% when comparing fiscal 2000 and fiscal 2001. This decrease was caused by the continued negative impact of store remodeling costs, costs related to the start-up of a new distribution system, excess inventory and transition related expenses in the Company's Germany units. Partially offsetting these negative impacts were operating profit increases in Mexico, Canada and the United Kingdom. After consideration of the effects of the change of accounting method for SAM'S CLUB membership revenues, the International segment's operating income increased from $549 million in fiscal 1999 to $817 million in fiscal 2000. The largest portion of the fiscal 2000 increase in international operating income is the result of the ASDA acquisition. As a percent of segment sales, segment operating income decreased by .89% when comparing fiscal 1999 to fiscal 2000. This decrease is the result of expense pressures coming from the Company's units in Germany. The Company's operations in Canada, Mexico and Puerto Rico had operating income increases in fiscal 2000.

The Company's foreign operations are comprised of wholly-owned operations in Argentina, Canada, Germany, Korea, Puerto Rico and the United Kingdom; joint ventures in China; and majority-owned subsidiaries in Brazil and Mexico. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward contracts, where feasible, for certain known transactions.

In fiscal 2001, the foreign currency translation adjustment increased from the fiscal 2000 level by $229 million to $684 million, primarily due to the dollar strengthening against the British pound and the German mark. In fiscal 2000, the foreign currency translation adjustment decreased from the fiscal 1999 level by $54 million to $455 million primarily due to the United States dollar weakening against the British pound and the Canadian dollar. This was partially offset by the United States dollar strengthening against the Brazilian real.

For 2001, expansion in the International segment consisted of the opening of 77 units. Expansion in the International segment in fiscal 2000 consisted of the opening or acquisition of 288 units. The Company also purchased an additional 6% ownership interest in its Mexican subsidiary, Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) in fiscal 2001.

See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

Liquidity and Capital Resources Cash Flows Information
Cash flows from operating activities were $9,604 million in fiscal 2001, up from $8,194 million in fiscal 2000. In fiscal 2001, the Company invested $8,042 million in capital assets, paid dividends of $1,070 million, and had a cash outlay of $627 million primarily for the acquisition of an additional 6% ownership in Wal-Mart de Mexico S.A. de C.V. See Note 6 of Notes to Consolidated Financial Statements for additional information on acquisitions.

Market Risk
Market risks relating to the Company's operations include changes in interest rates and changes in foreign exchange rates. The Company enters into interest rate swaps to minimize the risk and costs associated with financing activities. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.

Interest Rate Sensitivity As of January 31, 2001
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/01
Liabilities
US dollar denominated Long-term debt including current portion
Fixed rate debt	$4,223	$1,126	$809	$1,926	$750	$6,229	$15,063	$15,596
Average interest rate - USD rate	6.8%	6.8%	6.9%	6.9%	6.9%	6.9%	6.9%
Great Britain Pound denominated Long-term debt including current portion
Fixed rate debt	11	236	—	—	—	1,425	1,672	1,670
Average interest rate - USD rate	8.4%	8.4%				7.2%	7.2%
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap - Pay variable/receive fixed		250	—	—	—	—	250	14
Average rate paid - Rate A
Fixed rate received - USD rate		6.9%	—	—	—	—	6.9%
Interest rate swap - Pay variable/receive fixed		250	—	—	—	—	250	14
Average rate paid - Rate A
Fixed rate received - USD rate		6.9%	—	—	—	—	6.9%
Interest rate swap - Pay variable/receive fixed	59	63	68	72	78	41	381	17
Average rate paid - Rate B
Fixed rate received - USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%

Rate A - one month U.S. LIBOR minus .15%
Rate B - 30-day U.S. dollar commercial paper non financial

In addition to the interest rate derivative financial instruments listed in the table above, the Company holds an interest rate swap with a notional amount of $500 million that is being marked to market through earnings. The fair value of this instrument was not significant at January 31, 2001.

Interest Rate Sensitivity As of January 31, 2000
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/00
Liabilities
Long-term debt including current portion
Fixed rate debt	$1,964	$2,070	$659	$742	$1,854	$8,347	$15,636	$14,992
Average interest rate - USD rate	6.9%	6.8%	6.8%	6.8%	6.8%	6.9%	6.9%
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap - Pay variable/receive fixed	500	—	—	—	—	—	500	(1)
Average rate paid - Rate A plus .245%
Fixed rate received - USD rate	5.9%	—	—	—	—	—	5.9%
Interest rate swap - Pay variable/receive fixed	500	—	—	—	—	—	500	—
Average rate paid - Rate A plus .134%
Fixed rate received - USD rate	5.7%	—	—	—	—	—	5.7%
Interest rate swap - Pay variable/receive fixed	41	45	49	54	58	266	513	(7)
Average rate paid - Rate A
Fixed rate received - USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Interest rate swap - Pay variable/receive fixed	—	—	—	—	—	230	230	(14)
Average rate paid - Rate B
Fixed rate received - USD rate	—	—	—	—	—	7.0%	7.0%
Interest rate swap - Pay fixed/receive variable	—	—	—	—	—	151	151	(11)
Fixed rate paid - USD rate	—	—	—	—	—	8.1%	8.1%
Floating rate received - Rate C

Rate A - 30-day U.S. dollar commercial paper non financial
Rate B - 6-month U.S. dollar LIBOR
Rate C - 3-month U.S. dollar LIBOR

The Company routinely enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. In addition, the Company holds currency swaps to hedge its net investments in Canada, Germany and the United Kingdom.

The following tables provide information about the Company's derivative financial instruments, including foreign currency forward exchange agreements and cross currency interest rate swap agreements by functional currency, and presents the information in United States dollar equivalents. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by contractual maturity dates. For cross currency interest rate swaps the table presents notional amounts, exchange rates and interest rates by contractual maturity date.

Foreign Currency Exchange Rate Sensitivity As of January 31, 2001
Principal (Notional) Amount by Expected Maturity

(Amounts in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/2001
Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$63	—	—	—	—	—	$63	$—
Average contract rate	1.5	—	—	—	—	—	1.5
Forward Contracts to Sell British Pounds for Foreign Currencies
Hong Kong Dollars
Notional amount	52	—	—	—	—	—	52	1
Average contract rate	11.4	—	—	—	—	—	11.4
German Deutschemarks
Notional amount	86	—	—	—	—	—	33	4
Average contract rate	31	—	—	—	—	—	3.1
United States Dollars
Notional amount	50	—	—	—	—	—	50	1
Average contract rate	1.5	—	—	—	—	—	1.5
Other Currencies
Notional amount	42	—	—	—	—	—	42	—
Average contract rate	Various	—	—	—	—	—	Various
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	—	1,101	—	—	—	—	1,101	186
Average contract rate	—	1.8	—	—	—	—	1.8
Fixed rate received - USD rate	—	5.8%	—	—	—	—	5.8%
Fixed rate paid - DEM rate	—	4.5%	—	—	—	—	4.5%
Payment of German Deutschemarks
Notional amount	—	—	809	—	—	—	809	180
Average contract rate	—	—	1.7	—	—	—	1.7
Fixed rate received - USD rate	—	—	5.2%	—	—	—	5.2%
Fixed rate paid - DEM rate	—	—	3.4%	—	—	—	3.4%
Payment of Great Britain Pounds
Notional amount	—	—	—	—	—	4,750	4,750	659
Average contract rate	—	—	—	—	—	0.6	0.6
Fixed rate received - USD rate	—	—	—	—	—	7.0%	7.0%
Fixed rate paid - Great Britain Pound rate	—	—	—	—	—	6.1%	6.1%
Payment of Canadian Dollars
Notional amount	—	—	—	1,250	—	—	1,250	57
Average contract rate	—	—	—	1.5	—	—	1.5
Fixed rate received - USD rate	—	—	—	6.6%	—	—	6.6%
Fixed rate paid - CAD rate	—	—	—	5.7%	—	—	5.7%

Foreign Currency Exchange Rate Sensitivity As of January 31, 2000
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair value 1/31/2001
Forward Contracts to Sell Canadian Dollars for Foreign Currencies
United States Dollars
Notional amount	$91	—	—	—	—	—	$91	$(1)
Average contract rate	1.5	—	—	—	—	—	1.5
Forward Contracts to Sell British Pounds for Foreign Currencies
Hong Kong Dollars
Notional amount	70	—	—	—	—	—	70	1
Average contract rate	12.8	—	—	—	—	—	12.8
United States Dollars
Notional amount	40	—	—	—	—	—	40	1
Average contract rate	1.6	—	—	—	—	—	1.6
Other Currencies
Notional amount	45	—	—	—	—	—	45	(2)
Average contract rate	Various	—	—	—	—	—	Various
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	—	1,101	—	—	—	—	1,101	90
Average contract rate	—	1.8	—	—	—	—	1.8
Fixed rate received - USD rate	—	5.8%	—	—	—	—	5.8%
Fixed rate paid - DEM rate	—	4.5%	—	—	—	—	4.5%
Payment of German Deutschemarks
Notional amount	—	—	809	—	—	—	809	112
Average contract rate	—	—	1.7	—	—	—	1.7
Fixed rate received - USD rate	—	—	5.2%	—	—	—	5.2%
Fixed rate paid - DEM rate	—	—	3.4%	—	—	—	3.4%
Payment of Great Britain Pounds
Notional amount	—	—	—	—	—	3,500	3,500	(17)
Average contract rate	—	—	—	—	—	0.6	0.6
Fixed rate received - USD rate	—	—	—	—	—	6.9%	6.9%
Fixed rate paid - Great Britain Pound rate	—	—	—	—	—	6.2%	6.2%

The fair values of the currency swap agreements are recorded in the consolidated balance sheets within the line "other assets and deferred charges." The increase in the asset recorded in fiscal 2001 over that recorded in fiscal 2000 is the result of an increased amount of notional outstanding for fiscal 2001, as well as changes in currency exchange rates and market interest rates.

On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. As of January 31, 2001, the majority of the Company's derivatives are hedges of net investments in foreign operations, and as such, the fair value of these derivatives has been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the current accounting guidance. As the majority of the Company's derivative portfolio is already recorded on the balance sheet, adoption of SFAS 133 will not have a material impact on the Company's Consolidated Financial Statements taken as a whole. However, assuming that the Company's use of derivative instruments does not change, and unless SFAS 133 is amended further, the Company believes that the application of SFAS 133 could result in more pronounced quarterly and yearly fluctuation in earnings in future periods. Additionally, unless SFAS 133 is further amended, certain swap cash flows currently being recorded in the income statement will be recorded in other comprehensive income after implementation. For the fiscal year ended January 31, 2001, the Company has recorded $112 million of earnings benefit from the receipt of these cash flows.

Company Stock Purchase and Common Stock Dividends
In fiscal 2001 and 2000, the Company repurchased over 4 million and 2 million shares of its common stock for $193 million and $101 million, respectively. The Company paid dividends totaling $.24 per share in fiscal 2001. In March 2001, the Company increased its dividend 17% to $.28 per share for fiscal 2002. The Company has increased its dividend every year since its first declared dividend in March 1974.

Borrowing Information
At January 31, 2001, the Company had committed lines of credit with 78 firms and banks, aggregating $5,032 million, which were used to support commercial paper. These lines of credit and their anticipated cyclical increases combined with commercial paper borrowings should be sufficient to finance the seasonal buildups in merchandise inventories and other cash requirements. If the operating cash flow generated by the Company is not sufficient to pay the increased dividend and to fund all capital expenditures, the Company anticipates funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. The Company plans to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing in view of an excellent credit rating and favorable experiences in the debt market in the recent past. During fiscal 2001, the Company issued $3.7 billion of debt. The proceeds from the issuance of this debt were used to reduce short-term borrowings. After the $3.7 billion of debt issued in fiscal 2001, the Company is permitted to sell up to $1.4 billion of public debt under shelf registration statements previously filed with the United States Securities and Exchange Commission.

At January 31, 2001, the Company's ratio of debt to total capitalization, including commercial paper borrowings, was 41.6%. Management's objective is to maintain a debt to total capitalization ratio of approximately 40%.

Expansion
Domestically, the Company plans to open approximately 40 new Wal-Mart stores and approximately 170 to 180 new Supercenters in fiscal 2002. Relocations or expansions of existing discount stores will account for 100 to 110 of the new Supercenters, with the balance being new locations. The Company plans to further expand its Neighborhood Market concept by adding 15 to 20 units during fiscal 2002. The SAM'S CLUB segment plans to open 40 to 50 Clubs during fiscal 2002, approximately half of which will be relocations or expansions of existing clubs. The SAM'S segment will also continue its remodeling program, with approximately 80 projects expected during fiscal 2002. In order to serve these and future developments, the Company plans to construct seven new distribution centers in the next fiscal year. Internationally, the Company plans to open 100 to 110 units. Projects are scheduled to open in each of the existing countries, and will include new stores and clubs as well as relocations of a few existing units. The units also include several restaurants, department stores and supermarkets in Mexico. In addition, the Company's German operation will continue to remodel the acquired hypermarkets. Total Company planned growth represents approximately 40 million square feet of net additional retail space. Total planned capital expenditures for fiscal 2002 approximate $9 billion. The Company plans to finance our expansion primarily with operating cash flows and commercial paper borrowings.

Forward-Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Certain statements contained in Management's Discussion and Analysis, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows and future performance. The forward-looking statements are subject to risks and uncertainties including but not limited to the cost of goods, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, interest rate fluctuations and other capital market conditions, and other risks indicated in the Company’s filings with the United States Securities and Exchange Commission. Actual results may materially differ from anticipated results described in these statements.