Form 10-K/A, Exhibit 13
period 2001-01-31
WAL MART STORES INC
filed 2001-04-17
CIK 104169

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

Consolidated Statements of Income

(Amounts in millions except per share data)
Fiscal years ended January 31,	2001	2000	1999

Revenues:
Net sales	$191,329	$165,013	$137,634
Other income-net	1,966	1,796	1,574

	193,295	166,809	139,208
Costs and Expenses:
Cost of sales	150,255	129,664	108,725
Operating, selling and general and administrative expenses	31,550	27,040	22,363

Interest Costs:
Debt	1,095	756	529
Capital leases	279	266	268

	183,179	157,726	131,885

Income Before Income Taxes, Minority Interest and
Cumulative Effect of Accounting Change	10,116	9,083	7,323
Provision for Income Taxes
Current	3,350	3,476	3,380
Deferred	342	(138)	(640)

	3,692	3,338	2,740

Income Before Minority Interest and
Cumulative Effect of Accounting Change	6,424	5,745	4,583
Minority Interest	(129)	(170)	(153)

Income Before Cumulative Effect of Accounting Change	6,295	5,575	4,430
Cumulative Effect of Accounting Change, net of tax benefit of $119	–	(198)	–

Net Income	$6,295	$5,377	$4,430

Net Income Per Common Share:
Basic Net Income Per Common Share:
Income before cumulative effect of accounting change	$1.41	$1.25	$0.99
Cumulative effect of accounting change, net of tax	–	(0.04)	–

Net Income Per Common Share	$1.41	$1.21	$0.99
Average Number of Common Shares	4,465	4,451	4,464

Diluted Net Income Per Common Share:
Income before cumulative effect of accounting change	$1.40	$1.25	$0.99
Cumulative effect of accounting change, net of tax	–	(0.04)	–

Net Income Per Common Share	$1.40	$1.20	$0.99
Average Number of Common Shares	4,484	4,474	4,485

Pro forma amounts assuming accounting change had been in
effect in fiscal 2001, 2000 and 1999:
Net Income	$6,295	$5,575	$4,393

Net income per common share, basic	$1.41	$1.25	$0.98

Net income per common share, diluted	$1.40	$1.25	$0.98

See accompanying notes

Consolidated Balance Sheets

(Amounts in millions)
January 31,	2001	2000
Assets
Current Assets:
Cash and cash equivalents	$2,054	$1,856
Receivables	1,768	1,341
Inventories
At replacement cost	21,644	20,171
Less LIFO reserve	202	378

Inventories at LIFO cost	21,442	19,793
Prepaid expenses and other	1,291	1,366

Total Current Assets	26,555	24,356
Property, Plant and Equipment, at Cost:
Land	9,433	8,785
Building and improvements	24,537	21,169
Fixtures and equipment	12,964	10,362
Transportation equipment	879	747

	47,813	41,063
Less accumulated depreciation	10,196	8,224

Net property, plant and equipment	37,617	32,839
Property Under Capital Lease:
Property under capital lease	4,620	4,285
Less accumulated amortization	1,303	1,155

Net property under capital leases	3,317	3,130
Other Assets and Deferred Charges:
Net goodwill and other acquired intangible assets	9,059	9,392
Other assets and deferred charges	1,582	632

Total Assets	$78,130	$70,349

Liabilities and Shareholders’ Equity
Current Liabilities:
Commercial paper	$2,286	$3,323
Accounts payable	15,092	13,105
Accrued liabilities	6,355	6,161
Accrued income taxes	841	1,129
Long-term debt due within one year	4,234	1,964
Obligations under capital leases due within one year	141	121

Total Current Liabilities	28,949	25,803
Long-Term Debt	12,501	13,672
Long-Term Obligations Under Capital Leases	3,154	3,002
Deferred Income Taxes and Other	1,043	759
Minority Interest	1,140	1,279
Shareholders’ Equity
Preferred stock ($0.10 par value; 100 shares authorized, none issued)
Common stock ($0.10 par value; 11,000 shares authorized, 4,470
and 4,457 issued and outstanding in 2001 and 2000, respectively)	447	446
Capital in excess of par value	1,411	714
Retained earnings	30,169	25,129
Other accumulated comprehensive income	(684)	(455)

Total Shareholders’ Equity	31,343	25,834

Total Liabilities and Shareholders’ Equity	$78,130	$70,349

Consolidated Statements of Shareholders’ Equity

(Amounts in millions except per share data)	Number of shares	Common stock	Capital in excess of par value	Retained earnings	Other accumulated comprehensive income	Total

Balance – January 31, 1998	2,241	$224	$585	$18,167	($473)	$18,503
Comprehensive Income
Net income				4,430		4,430
Other accumulated comprehensive income
Foreign currency translation adjustment					(36)	(36)
Total Comprehensive Income						$4,394
Cash dividends ($.16 per share)				(693)		(693)
Purchase of Company stock	(21)	(2)	(37)	(1,163)		(1,202)
Two-for-one stock split	2,224	223	(223)			–
Stock options exercised and other	4		110			110

Balance – January 31, 1999	4,448	445	435	20,741	(509)	21,112
Comprehensive Income
Net income				5,377		5,377
Other accumulated comprehensive income
Foreign currency translation adjustment					54	54
Total Comprehensive Income						$5,431
Cash dividends ($.20 per share)				(890)		(890)
Purchase of Company stock	(2)		(2)	(99)		(101)
Stock options exercised and other	11	1	281			282

Balance – January 31, 2000	4,457	446	714	25,129	(455)	25,834
Comprehensive Income
Net income				6,295		6,295
Other accumulated comprehensive income
Foreign currency translation adjustment					(229)	(229)
Total Comprehensive Income						$6,066
Cash dividends ($.24 per share)				(1,070)		(1,070)
Purchase of Company stock	(4)		(8)	(185)		(193)
Issuance of Company stock	11	1	580			581
Stock options exercised and other	6		125			125

Balance – January 31, 2001	4,470	$447	$1,411	$30,169	($ 684)	$31,343

See accompanying notes.

Consolidated Statements of Cash Flows
(Amounts in millions)
Fiscal years ended January 31,	2001	2000	1999

Cash flows from operating activities
Net Income	$6,295	$5,377	$4,430
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,868	2,375	1,872
Cumulative effect of accounting change, net of tax	–	198	–
Increase in accounts receivable	(422)	(255)	(148)
Increase in inventories	(1,795)	(2,088)	(379)
Increase in accounts payable	2,061	1,849	1,108
Increase in accrued liabilities	11	1,015	1,259
Deferred income taxes	342	(138)	(640)
Other	244	(139)	78

Net cash provided by operating activities	9,604	8,194	7,580

Cash flows from investing activities
Payments for property, plant and equipment	(8,042)	(6,183)	(3,734)
Investment in international operations (net of cash acquired,
$195 million in Fiscal 2000)	(627)	(10,419)	(855)
Other investing activities	(45)	(244)	171

Net cash used in investing activities	(8,714)	(16,846)	(4,418)

Cash flows from financing activities
Increase/(decrease) in commercial paper	(2,022)	4,316	–
Proceeds from issuance of long-term debt	3,778	6,000	536
Purchase of Company stock	(193)	(101)	(1,202)
Dividends paid	(1,070)	(890)	(693)
Payment of long-term debt	(1,519)	(863)	(1,075)
Payment of capital lease obligations	(173)	(133)	(101)
Proceeds from issuance of common stock	581	–	–
Other financing activities	176	224	(221)

Net cash provided by (used in) financing activities	(442)	8,553	(2,756)

Effect of exchange rate changes on cash	(250)	76	26

Net increase/(decrease) in cash and cash equivalents	198	(23)	432
Cash and cash equivalents at beginning of year	1,856	1,879	1,447

Cash and cash equivalents at end of year	$2,054	$1,856	$1,879

Supplemental disclosure of cash flow information
Income tax paid	$3,509	$2,780	$3,458
Interest paid	1,319	849	805
Capital lease obligations incurred	576	378	347
Property, plant and equipment acquired with debt	–	65	–
ASDA acquisition cost satisfied with debt	–	264	–
ASDA acquisition cost satisfied with Company stock	–	175	–

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

Inventories
The Company uses the retail last-in, first-out (LIFO) method for the Wal-Mart Stores segment, cost LIFO for the SAM’S CLUB segment, and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value.

Pre-opening costs
The costs of start-up activities, including organization costs, are expensed as incurred.

Interest during construction
In order that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $93 million, $57 million, and $41 million in 2001, 2000 and 1999, respectively.

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

Advertising costs
Advertising costs are expensed as incurred and were $574 million, $523 million and $405 million in 2001, 2000 and 1999, respectively.

Operating, selling and general and administrative expenses
Buying, warehousing and occupancy costs are included in operating, selling and general and administrative expenses.

Depreciation and amortization
Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital lease, for the years 2001, 2000 and 1999 was $2,387 million, $1,998 million and $1,648 million, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives for financial statements purposes are as follows:

Building and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	2 – 5 years
Internally developed software	3 years

Costs of computer software
During fiscal 2000, the Company adopted the Accounting Standards Executive Committee Statement of Position (SOP) 98-1, “Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use.” This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Previously, costs related to developing internal-use software were expensed as incurred. Under the new method these costs are capitalized and amortized over a three year life. The impact of the adoption of SOP 98-1 was to capitalize $27 million and $32 million of costs in fiscal 2001 and 2000, respectively, which would have previously been expensed. The impact of the change would not have a material effect on fiscal 1999.

Accounting for derivative instruments and hedging activities
On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively “SFAS 133”) pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. As of January 31, 2001, the majority of the Company’s derivatives are hedges of net investments in foreign operations, and as such, the fair value of these derivatives has been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the current accounting guidance. As the majority of the Company’s derivative portfolio is already recorded on the balance sheet, the adoption of SFAS 133 will not have a material impact on the Company’s Consolidated Financial Statements taken as a whole.

Goodwill and other acquired intangible assets
Goodwill and other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. This amortization period ranges from 20 to 40 years. Management estimates such periods of economic benefits using factors such as entry barriers in certain countries, operating rights and estimated lives of other operating assets acquired. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Long-lived assets
The Company periodically reviews long-lived assets, if indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Stock split
On March 4, 1999, the Company announced a two-for-one stock split in the form of a 100% stock dividend. The date of record was March 19, 1999, and it was distributed April 19, 1999. Consequently, the stock option data and per share data for fiscal 1999 and prior has been restated to reflect the stock split.

Net income per share
Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares adjusted for the dilutive effect of stock options (19 million, 23 million and 21 million shares in 2001, 2000 and 1999, respectively) (see note 7). The Company had approximately 2 million, .5 million and 6 million option shares outstanding at January 31, 2001, 2000 and 1999, respectively, that were not included in the dilutive earnings per share calculation because they would have been antidilutive.

Foreign currency translation
The assets and liabilities of all foreign subsidiaries are translated at current exchange rates and any related translation adjustments are recorded as a component of other accumulated comprehensive income.

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

New accounting pronouncement
In March 2000, the FASB issued Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation - An Interpretation of APB Opinion No. 25.” FIN 44 clarifies the application of Opinion 25 for: (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. FIN 44 did not have a material effect on the financial position or results of operations of the Company.

Accounting principle change
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). This SAB deals with various revenue recognition issues, several of which are common within the retail industry. As a result of the issuance of SAB 101, the Company changed its method of accounting for SAM’S CLUB membership fee revenue both domestically and internationally in fiscal 2000. Previously the Company had recognized membership fee revenues when received. Under the new accounting method the Company recognizes membership fee revenues over the term of the membership, which is 12 months. The Company recorded a non-cash charge of $198 million (after reduction for income taxes of $119 million), or $.04 per share, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year. The effect of this change on the year ended January 31, 2000, before the cumulative effect of the accounting change was to decrease net income $12 million, or almost $.01 per share. If the new accounting method had been in effect in fiscal 1999, net income would have been $4,393 million, or $.98 per basic or dilutive share.

The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years ended 1999, 2000 and 2001 as if the accounting change had been in effect for each of those years (in millions):

Deferred revenue January 31, 1998	$258
Membership fees received	600
Membership revenue recognized	(541)

Deferred revenue January 31, 1999	317
Membership fees received	646
Membership revenue recognized	(626)

Deferred revenue January 31, 2000	337
Membership fees received	706
Membership revenue recognized	(674)

Deferred revenue January 31, 2001	$369

The Company’s deferred revenue is included in accrued liabilities in the January 31, 2001 consolidated balance sheet. The Company’s analysis of historical membership fee refunds indicates that such refunds have been de minimis. Accordingly, no reserve has been established for membership fee refunds at January 31, 2001.

An additional requirement of SAB 101 is that layaway transactions be recognized upon delivery of the merchandise to the Customer rather than at the time that the merchandise is placed on layaway. The Company offers a layaway program that allows Customers to purchase certain items and make payments on these purchases over a specific period. Until the first quarter of fiscal 2001, the Company recognized revenues from these layaway transactions at the time that the merchandise was placed on layaway. During the first quarter of fiscal 2001, the Company changed its accounting method for layaway transactions so that the revenue from these transactions is not recognized until the Customer satisfies all payment obligations and takes possession of the merchandise. Layaway transactions are a small portion of the Company’s revenue, therefore, due to the de minimis impact of this accounting change, prior fiscal year results have not been restated.

Revenue recognition
The Company recognizes sales revenue at the time the sale is made to the Customer, except for layaway transactions, which are recognized when the Customer satisfies all payment obligations and takes possession of the merchandise. Effective as of the first quarter of fiscal 2000, the Company began recognizing SAM’S CLUB membership fee revenue over the term of the membership, which is 12 months.

Reclassifications
Certain reclassifications have been made to prior periods to conform to current presentations.

2 Defined Contribution Plans

The Company maintains profit sharing plans under which most full-time and many part-time associates become participants following one year of employment and 401(k) plans to which associates may elect to contribute a percentage of their earnings. During fiscal 2001 participants could contribute up to 15% of their pretax earnings, but not more than statutory limits.

The Company made annual contributions to these plans on behalf of all eligible associates, including those who have not elected to contribute to the 401(k) plan.

Annual Company contributions are made at the sole discretion of the Company, and were $486 million, $429 million and $388 million in 2001, 2000 and 1999, respectively.

3 Commercial Paper and Long-term Debt
Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,	2001	2000	1999

Maximum amount outstanding at month-end	$6,732	$6,588	$1,976
Average daily short-term borrowings	4,528	2,233	256
Weighted average interest rate	6.4%	5.4%	5.1%

At January 31, 2001, short-term borrowings consisting of $2,286 million of commercial paper were outstanding. At January 31, 2000, short-term borrowings consisting of $3,323 million of commercial paper were outstanding. At January 31, 2001, the Company had committed lines of $5,032 million with 78 firms and banks, which were used to support commercial paper.

Long-term debt at January 31, consist of (amounts in millions):

		2001	2000

6.875%	Notes due August 2009	$3,500	$3,500
6.550%	Notes due August 2004	1,250	1,250
6.150%	Notes due August 2001	–	1,250
8.625%	Notes due April 2001	–	750
5.750%	Notes due December 2030	714	–
5.875%	Notes due October 2005	597	597
7.500%	Notes due May 2004	500	500
7.550%	Notes due February 2030	500	498
7.550%	Notes due February 2030	500	495
6.875%	Notes due August 2002	500	–
6.500%	Notes due June 2003	454	454
7.250%	Notes due June 2013	445	445
7.800% – 8.250%	Obligations from sale/leaseback transactions due 2014	373	398
6.750%	Notes due May 2002	300	300
7.000% – 8.000%	Obligations from sale/leaseback transactions due 2013	257	275
8.500%	Notes due September 2024	250	250
6.750%	Notes due October 2023	250	250
8.000%	Notes due September 2006	250	250
6.375%	Notes due March 2003	228	228
6.750%	Eurobond due May 2002	200	200
7.290%	Notes due July 2006	324	435
4.410% – 10.880%	Notes acquired in ASDA acquisition due 2002-2015	948	1,026
	Other	161	321

		$12,501	$13,672

The Company has two separate issuances of $500 million debt with imbedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may put the debt back to the Company at any time. Both of these issuances have been classified as a current liability in the January 31, 2001 consolidated balance sheet.

Long-term debt is unsecured except for $155 million, which is collateralized by property with an aggregate carrying value of approximately $327 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal year ended January 31,	Annual maturity

2002	$4,234
2003	1,362
2004	809
2005	1,926
2006	750
Thereafter	7,654

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules on the previous page. The resulting obligations are amortized over the lease terms.

Future minimum lease payments for each of the five succeeding years as of January 31, 2001, are (in millions):

Fiscal year ended January 31,	Minimum payments

2002	$94
2003	98
2004	93
2005	130
2006	94
Thereafter	499

At January 31, 2001 and 2000, the Company had letters of credit outstanding totaling $1,129 million and $902 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

Under shelf registration statements previously filed with the Securities and Exchange Commission, the Company is permitted to issue debt securities aggregating $1.4 billion.

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

USD notional (amounts in millions)	Fiscal maturity date	Rate received	Rate paid	Fair value 1/31/2001 (amounts in millions)	Fair value 1/31/2000 (amounts in millions)

Interest Rate Instruments
$500	2001	5.9% (USD rate)	Rate A plus .245%	N/A	($1)
500	2001	5.7% (USD rate)	Rate A plus .134%	N/A	–
381 ($513 in FYE 2000)	2007	7.0% (USD rate)	Rate A	$17	(7)
250	2003	6.9% (USD rate)	Rate D minus .15%	14	N/A
250	2003	6.9% (USD rate)	Rate D minus .15%	14	N/A
230	2027	7.0% (USD rate)	Rate B	N/A	(14)
151	2027	Rate C	8.1% (USD rate)	N/A	(11)

Rate A – 30-day U.S. dollar commercial paper non-financial
Rate B – 6-month U.S. dollar LIBOR
Rate C – 3-month U.S. dollar LIBOR
Rate D – 1-month U.S. dollar LIBOR

Net Investment instruments

The Company has entered into cross currency interest rate swap agreements to hedge its net investments in Canada, Germany and the United Kingdom. The swap agreements are contracts to exchange fixed rate payments in United States dollars for fixed rate payments in foreign currencies. Settlements of currency swaps are accounted for by recording the net payments as an adjustment to currency translation adjustment. The fair value of these instruments are reflected on the balance sheet in other long-term assets, and as of January 31, 2001 and 2000, are as follows:

USD notional (amounts in millions)	FX notional (amounts in millions)		Fiscal maturity date	Rate received	Rate paid	Fair value 1/31/2001 (amounts in millions)	Fair value 1/31/2000 (amounts in millions)

Cross Currency Instruments
$3,500	2,010	GBP	2010	6.9%	6.2%	$465	($17)
1,101	1,960	DEM	2003	5.8% (USD rate)	4.5% (DEM rate)	186	90
1,250	1,841	CAD	2005	6.6%	5.7%	57	N/A
1,000	630	GBP	2031	7.6%	5.9%	165	N/A
809	1,360	DEM	2004	5.2% (USD rate)	3.4% (DEM rate)	180	112
250	164	GBP	2024	6.8%	5.2%	29	N/A

The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for short durations of six months or less and are insignificant to the Company’s operations or financial position. There were contracts with notional amounts of approximately $292 million and $246 million outstanding at January 31, 2001 and 2000, respectively. These contracts had a fair value of approximately $6 million and ($1) million at January 31, 2001 and 2000, respectively.

The Company’s risk management policy requires the Company to obtain collateral, generally cash deposits, from the counterparty when the fair value of the underlying swaps exceed certain limits.

In addition to the interest rate derivative financial instruments listed in the table on the previous page, the Company holds an interest rate swap with a notional amount of $500 million that is being marked to market through earnings. The fair value of this instrument was not significant at January 31, 2001.

Fair value of financial instruments

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value approximates $17.3 billion at January 31, 2001 and is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Interest rate instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from external sources.

Page 34

5 Income Taxes
The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2001	2000	1999

Current
Federal	$2,641	$2,920	$3,043
State and local	297	299	254
International	412	257	83

Total current tax provision	3,350	3,476	3,380

Deferred
Federal	457	(71)	(655)
State and local	34	(3)	(28)
International	(149)	(183)	43

Total deferred tax provision (benefit)	342	(257)	(640)

Total provision for income taxes	$3,692	$ 3,219 (a)	$2,740

(a) Total provision for income tax includes a provision on income before the cumulative effect of accounting change of $3,338 and a tax benefit of $119 resulting from the cumulative effect of the accounting change.

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	2001	2000	1999

Domestic	$9,203	$8,414	$6,866
International	913	669	457

Total earnings before income taxes	$10,116	$9,083	$7,323

Items that give rise to significant portions of the deferred tax accounts at January 31, are as follows (in millions):

	2001	2000	1999

Deferred tax liabilities
Property, plant, and equipment	$751	$748	$695
Inventory	407	393	286
International, principally asset basis difference	398	348	272
Acquired asset basis difference	65	314	–
Other	87	66	36

Total deferred tax liabilities	1,708	1,869	1,289

Deferred tax assets
Amounts accrued for financial reporting purposes
not yet deductible for tax purposes	865	1,098	985
Capital leases	74	193	188
International, asset basis and loss carryforwards	352	402	143
Deferred revenue	142	181	66
Other	153	215	184

Total deferred tax assets	1,586	2,089	1,566

Net deferred tax liabilities (assets)	$122	$(220)	$(277)

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,	2001	2000	1999

Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.13%	2.18%	2.01%
International	-0.84%	-0.74%	-0.50%
Other	0.21%	0.31%	0.90%

	36.50%	36.75%	37.41%

Federal and State income taxes are not accrued on the cumulative undistributed earning of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies. At January 31, 2001, undistributed earnings of the foreign subsidiaries totaled approximately $722 million. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

6 Acquisitions

On April 19, 2000, the Company purchased 271.3 million shares of stock in Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) at a total cash cost of $587 million. This transaction increased the Company’s ownership percentage by approximately 6% and resulted in goodwill of $422 million, which is being amortized over a 40-year life.

During the third quarter of fiscal 2000, the Company completed it acquisition of the ASDA Group PLC (ASDA), the third largest retailer in the United Kingdom with 229 stores. The transaction has been accounted for as a purchase. The purchase price of approximately $11 billion has been allocated to the net assets acquired and liabilities assumed based on their estimated fair value. The resulting goodwill and other acquired intangible assets of approximately $7 billion are being amortized over 40 years. The results of operations are included in the consolidated Company results since the date of acquisition.

On January 1, 1999, the Company took possession of 74 units from the Interspar hypermarket chain in Germany. The units were acquired from Spar Handels AG, a German company that owns multiple retail formats and wholesale operations throughout Germany. The transaction has been recorded as a purchase and the results of operations are included beginning in fiscal 2000. The net assets and liabilities acquired are recorded at fair value. Resulting goodwill is being amortized over 40 years.

In July 1998, the Company extended its presence in Asia with an investment in Korea. The Company acquired a majority interest in four units previously operated by Korea Makro as well as six undeveloped sites. The transaction has been accounted for as a purchase. The net assets and liabilities acquired are recorded at fair value. The goodwill is being amortized over 40 years. The results of operations since the effective date of the acquisition have been included in the Company’s results. In December 1999, the Company acquired most of the minority interest of its operation in Korea from its joint venture partner with the remaining minority interest being acquired during the first quarter of fiscal 2001.

The fair value of the assets and liabilities recorded as a result of these transactions is as follows (in millions):

	2001	2000	1999

Cash and cash equivalents	$–	$195	$137
Receivables	–	16	–
Inventories	–	655	200
Prepaid expenses and other	–	403	–
Net property, plant and equipment	–	5,290	219
Net property under capital leases	–	612	–
Goodwill	452	7,020	576
Accounts payable	–	(1,159)	(112)
Accrued liabilities	–	(564)	(60)
Accrued income taxes	–	(283)	–
Long-term debt and obligations under capital leases	–	(1,272)	–
Deferred income taxes	–	(58)	32
Minority interest	165	–	(22)
Other	–	(7)	22

	$617	$10,848	$992

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

The aggregate impact of other acquisitions in these periods are not presented due to the insignificant differences from historical results (amounts in millions except per share data):

Fiscal years ended January 31,	2000	1999

Sales	$172,295	$149,844
Net income	$5,551	$4,435
Net income per share – basic	$1.25	$0.99
Net income per share – diluted	$1.24	$0.99

7 Stock Option Plans

At January 31, 2001, 124 million shares of common stock were reserved for issuance under stock option plans. The options granted under the stock option plans generally expire ten years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995, may be exercised in seven annual installments. Options granted during fiscal 2001 may be exercised in five annual installments. The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement 123, “Accounting for Stock-Based Compensation,” (FAS No. 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information, regarding net income and income per share, is required by FAS No. 123 and has been determined as if the Company had accounted for its associate stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 4.4% and 7.2%, dividend yields between 0.4% and 1.3%, volatility factors between .23 and .41, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, 5.8 years for options issued thereafter and 2.0 to 4.0 years for options converted from ASDA stock options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s associate stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its associate stock options. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ending January 31, 2001, 2000, and 1999, were $22, $13, and $14, per option, respectively.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, results in the following net income and net income per share (amounts in millions except per share data):

Fiscal years ended January 31,	2001	2000	1999

Pro forma net income	$6,235	$5,324	$4,397
Pro forma earnings per share – basic	$1.40	$1.20	$0.98
Pro forma earnings per share – dilutive	$1.39	$1.19	$0.98

Pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The following table summarizes information about stock options outstanding as of January 31, 2001:

Range of exercise prices	Number of outstanding options	Weighted averaged remaining life in years	Weighted average exercise price of outstanding options	Number of options exerciseable	Weighted average exercise price of exerciseable options

$ 5.33 to 8.84	50,000	<1.0	$ 6.45	50,000	6.45
10.00 to 15.41	22,103,000	4.7	11.98	9,385,000	12.18
17.53 to 19.97	8,251,000	7.0	19.28	3,532,000	19.46
24.72 to 34.53	501,000	7.6	29.65	266,000	30.57
39.88 to 43.00	5,575,000	8.0	40.11	1,339,000	40.07
45.38 to 54.56	12,700,000	8.9	47.22	1,371,000	46.91
55.25 to 63.44	666,000	9.5	55.59	1,000	59.76

$ 5.33 to 63.44	49,846,000	6.6	$ 26.56	15,944,000	19.42

Page 37

Further information concerning the options is as follows:

	Shares	Option price per share	Weighted Average per share	Total

January 31, 1998	60,656,000	$ 3.59 – 19.97	$ 12.75	$ 773,213,000
(13,462,000 shares exerciseable)
Options granted	9,256,000	12.63 – 43.00	33.02	305,646,000
Options canceled	(4,254,000	4.39 – 39.88	13.74	(58,436,000)
Options exercised	(9,500,000	3.59 – 19.09	10.92	(103,748,000)

January 31, 1999	56,158,000	$ 4.39 – 43.00	$ 16.32	$ 916,675,000
(12,357,000 shares exerciseable)
Options granted	1,540,000	41.25 – 63.44	44.62	68,703,000
ASDA options converted to Wal-Mart options	4,250,000	46.17	46.17	196,244,000
Options canceled	(2,452,000	5.33 – 43.00	17.27	(42,337,000)
Options exercised	(8,182,000	4.39 – 39.88	11.44	(93,583,000)

January 31, 2000	51,314,000	$ 5.33 – 63.44	$ 20.39	$ 1,045,702,000
(12,967,000 shares exerciseable)
Options granted	9,841,000	45.38 – 58.94	48.30	475,332,000
Options canceled	(3,444,000	6.75 – 54.56	26.47	(92,274,000)
Options exercised	(7,865,000	6.75 – 46.00	13.50	(106,145,000)

January 31, 2001	49,846,000	$ 5.33 – 63.44	$ 26.56	$ 1,322,615,000
(15,944,000 shares exerciseable)

Shares available for option:
January 31, 2000	71,918,000
January 31, 2001	65,521,000

Income tax benefit recorded as a result of the tax deductions triggered by employee exercise of stock options amounted to $118 million, $125 million and $49 million in fiscal 2001, 2000 and 1999, respectively.

8 Commitments and Contingencies
The Company and its subsidiaries are involved from time to time in claims, proceedings and litigation arising from the operation of its business. The Company does not believe that any such claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company’s financial position or results of its operations.

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $893 million, $762 million, and $707 million in 2001, 2000, and 1999, respectively. Aggregate minimum annual rentals at January 31, 2001, under non-cancelable leases are as follows (in millions):

Fiscal year	Operating leases	Capital leases

2002	$ 564	$ 425
2003	540	421
2004	522	421
2005	514	419
2006	498	414
Thereafter	5,193	3,619

Total minimum rentals	$ 7,831	5,719

Less estimated executory costs		70

Net minimum lease payments		5,649
Less imputed interest at rates ranging from 6.1% to 14.0%		2,354

Present value of minimum lease payments		$3,295

Certain of the leases provide for contingent additional rentals based on percentage of sales. Such additional rentals amounted to $56 million, $51 million and $49 million in 2001, 2000 and 1999, respectively. Substantially all of the store leases have renewal options for additional terms from 5 to 30 years at comparable rentals.

The Company has entered into lease commitments for land and buildings for 17 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $22.3 million annually over the lease terms.

9 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, Korea, Puerto Rico, and the United Kingdom, through joint ventures in China, and through majority-owned subsidiaries in Brazil and Mexico. The Company identifies segments based on management responsibility within the United States and geographically for all international units. The Wal-Mart Stores segment includes the Company’s discount stores, Supercenters and Neighborhood Markets in the United States. The SAM’S CLUB segment includes the warehouse membership clubs in the United States. The Company’s operations in Argentina, Brazil, China, Germany, Korea, Mexico and the United Kingdom are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year end. The Company measures segment profit as operating profit, which is defined as income before interest expense, income taxes, minority interest and cumulative effect of accounting change. Information on segments and a reconciliation to income, before income taxes, minority interest and cumulative effect of accounting change, are as follows (in millions):

Fiscal year ended January 31, 2001	Wal-Mart Stores SAM’S CLUB		International	Other	Consolidated

Revenues from external customers	$121,889	$26,798	$32,100	$10,542	$191,329
Intercompany real estate charge (income)	1,766	383	–	(2,149)	–
Depreciation and amortization	927	147	562	1,232	2,868

Operating income (loss)	9,734	942	1,112	(298)	11,490
Interest expense					(1,374)
Income before income taxes and minority interest					10,116
Total assets	$20,286	$3,843	$25,742	$28,259	$78,130

Fiscal year ended January 31, 2000	Wal-Mart Stores SAM’S CLUB		International	Other	Consolidated

Revenues from external customers	$108,721	$24,801	$22,728	$8,763	$165,013
Intercompany real estate charge (income)	1,542	366	–	(1,908)	–
Depreciation and amortization	812	124	402	1,037	2,375

Operating income (loss)	8,701	850	817	(263)	10,105
Interest expense					(1,022)
Income before income taxes, minority interest and
cumulative effect of accounting change					9,083
Total assets	$18,213	$3,586	$25,330	$23,220	$70,349

Fiscal year ended January 31, 1999	Wal-Mart Stores SAM’S CLUB		International	Other	Consolidated

Revenues from external customers	$95,395	$22,881	$12,247	$7,111	$137,634
Intercompany real estate charge (income)	1,502	355	–	(1,857)	–
Depreciation and amortization	716	111	252	793	1,872

Operating income (loss)	7,238	693	549	(419)	8,061
Interest expense					(797)
Reverse adjustment for accounting change*	–	57	2	–	59
Income before income taxes and minority					7,323
Total assets	$16,950	$2,834	$9,537	$20,675	$49,996

*For comparative purposes fiscal 1999 operating income has been adjusted to reflect the impact of the membership fee revenue accounting change described in Note 1. This is reversed for purposes of reconciling operating profit to income before taxes and minority interest.

Operating income information for fiscal years 1999 and 2000 has been reclassified to conform to current year presentation. For this reclassification, certain corporate expenses have been moved from the other category to the operating segments.

Domestic long-lived assets excluding goodwill were $29,741 million, $25,227 million and $21,929 million in 2001, 2000 and 1999, respectively. Additions to domestic long-lived assets were $6,374 million, $3,814 million and $3,317 million in 2001, 2000 and 1999, respectively. International long-lived assets excluding goodwill were $11,193 million, $10,742 million and $4,044 million in 2001, 2000 and 1999, respectively. Additions to international long-lived assets were $711 million, $7,070 million and $732 million in 2001, 2000 and 1999, respectively. The International segment includes all international real estate. All of the real estate in the United States is included in the “Other” category and is leased to Wal-Mart Stores and SAM’S CLUB. The revenues in the “Other” category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S CLUB segments. McLane is not a significant segment and therefore, results are not presented separately.

10 Quarterly Financial Data (Unaudited)

		Quarters ended
Amounts in millions (except per share information)	April 30,	July 31,	October 31,	January 31,

2001
Net sales	$42,985	$46,112	$45,676	$56,556

Cost of sales	33,665	36,044	35,694	44,852

Net income	1,326	1,596	1,369	2,004
Net income per common share, basic and diluted	$0.30	$0.36	$0.31	$0.45

2000
Net sales	$34,717	$38,470	$40,432	$51,394
Cost of sales	27,241	30,123	31,606	40,694
Income before cumulative effect of accounting change	1,110	1,249	1,299	1,917
Cumulative effect of accounting change, net of tax	(198)	–	–	–
Net income	912	1,249	1,299	1,917
Net income per common share:
Income before cumulative effect of accounting change	$0.25	$0.28	$0.29	$0.43
Cumulative effect of accounting change	(0.04)	–	–	–

Net income per common share, basic and diluted	$0.20	$0.28	$0.29	$0.43

Pro forma amounts assuming accounting change
had been in effect for all of fiscal 2000:
Net Income	$1,114	$1,251	$1,294	$1,916
Net income per common share, basic and diluted	$0.25	$0.28	$0.29	$0.43

Report of Independent Auditors

The Board of Directors and Shareholders,
Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States.

<Signature>

Tulsa, Oklahoma
March 26, 2001

Responsibility for Financial Statements

The financial statements and information of Wal-Mart Stores, Inc. presented in this Report have been prepared by management, which has responsibility for their integrity and objectivity. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States, applying certain estimates and judgments based upon currently available information and management’s view of current conditions and circumstances.

Management has developed and maintains a system of accounting and controls, including an extensive internal audit program, designed to provide reasonable assurance that the Company’s assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system is continually reviewed, improved and modified in response to changing business conditions and operations, and to recommendations made by the independent auditors and the internal auditors. Management believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Company has adopted a Statement of Ethics to guide our management in the continued observance of high ethical standards of honesty, integrity and fairness in the conduct of the business and in accordance with the law. Compliance with the guidelines and standards is periodically reviewed and is acknowledged, in writing, by all management associates.

The Board of Directors, through the activities of its Audit Committee consisting solely of outside Directors, participates in the process of reporting financial information. The duties of the Committee include keeping informed of the financial condition of the Company and reviewing its financial policies and procedures, the independence of the Company’s independent auditors, its internal accounting controls and the objectivity of its financial reporting. Both the Company’s independent auditors and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, with and without management present.

<Signature>

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer