Form 10-K, Exhibit 13
period 2002-01-31
WAL MART STORES INC
filed 2002-04-15
CIK 104169

Fiscal 2002 End-of-Year Store Count
State	Discount Stores	Supercenters	SAM’S ClubS	Neighborhood Markets
Alabama	40	43	9	0
Alaska	6	0	3	0
Arizona	26	14	9	0
Arkansas	39	40	4	6
California	125	0	29	0
Colorado	20	22	12	0
Connecticut	21	2	3	0
Delaware	3	3	1	0
Florida	78	69	35	0
Georgia	44	53	18	0
Hawaii	6	0	1	0
Idaho	5	10	1	0
Illinois	83	30	27	0
Indiana	44	39	14	0
Iowa	32	19	7	0
Kansas	32	19	6	0
Kentucky	35	39	5	0
Louisiana	37	43	11	0
Maine	15	5	3	0
Maryland	28	4	11	0
Massachusetts	38	1	3	0
Michigan	51	8	21	0
Minnesota	34	7	11	0
Mississippi	27	34	5	0
Missouri	61	53	14	0
Montana	5	6	1	0
Nebraska	11	10	3	0
Nevada	12	5	4	0
New Hampshire	18	5	4	0
New Jersey	27	0	7	0
New Mexico	9	13	4	0
New York	51	17	18	0
North Carolina	53	43	16	0
North Dakota	8	0	2	0
Ohio	72	19	25	0
Oklahoma	44	36	7	11
Oregon	23	3	0	0
Pennsylvania	49	34	19	0
Rhode Island	8	0	1	0
South Carolina	25	34	9	0
South Dakota	7	2	2	0
Tennessee	40	49	15	0
Texas	129	135	64	14
Utah	8	11	6	0
Vermont	4	0	0	0
Virginia	24	45	12	0
Washington	29	3	2	0
West Virginia	8	20	3	0
Wisconsin	50	13	11	0
Wyoming	3	6	2	0

U.S. Totals	1647	1066	500	31

International/Worldwide
	Discount Stores	Supercenters	SAM’S ClubS	Neighborhood Markets
Argentina	0	11	0	0
Brazil	0	12	8	2*
Canada	196	0	0	0
China	0	15	3	1
Germany	0	95	0	0
South Korea	0	9	0	0
Mexico	443†	62	46	0
Puerto Rico	9	1	7	0
United Kingdom	0	250‡	0	0

International Totals:	648	455	64	3

Grand Totals:	2295	1521	564	34

* Brazil includes Todo Dia
† Mexico includes 106 Bodegas, 51 Suburbias, 44 Superamas, 242 VIPS
‡ United Kingdom includes 244 ASDA Stores, six Supercenters

11-Year Financial Summary
(Dollar amounts in millions except per share data)	2002	2001	2000
Net sales	$ 217,799	$ 191,329	$ 165,013
Net sales increase	14%	16%	20%
Domestic comparative store sales increase	6%	5%	8%
Other income-net	2,013	1,966	1,796
Cost of sales	171,562	150,255	129,664
Operating, selling and general and administrative expenses	36,173	31,550	27,040
Interest costs:
Debt	1,052	1,095	756
Capital leases	274	279	266
Provision for income taxes	3,897	3,692	3,338
Minority interest and equity in unconsolidated subsidiaries	(183)	(129)	(170)
Cumulative effect of accounting change, net of tax	–	–	(198)
Net income	6,671	6,295	5,377

Per share of common stock:
Basic net income	1.49	1.41	1.21
Diluted net income	1.49	1.40	1.20
Dividends	0.28	0.24	0.20
Financial Position
Current assets	$ 28,246	$ 26,555	$ 24,356
Inventories at replacement cost	22,749	21,644	20,171
Less LIFO reserve	135	202	378
Inventories at LIFO cost	22,614	21,442	19,793
Net property, plant and equipment and capital leases	45,750	40,934	35,969
Total assets	83,451	78,130	70,349
Current liabilities	27,282	28,949	25,803
Long-term debt	15,687	12,501	13,672
Long-term obligations under capital leases	3,045	3,154	3,002
Shareholders’ equity	35,102	31,343	25,834
Financial Ratios
Current ratio	1.0	0.9	0.9
Inventories/working capital	23.5	(9.0)	(13.7)
Return on assets*	8.5%	8.7%	9.5%***
Return on shareholders’ equity**	20.1%	22.0%	22.9%
Other Year-End Data
Number of U.S. Wal-Mart stores	1,647	1,736	1,801
Number of U.S. Supercenters	1,066	888	721
Number of U.S. SAM’S CLUBS	500	475	463
Number of U.S. Neighborhood Markets	31	19	7
International units	1,170	1,071	1,004
Number of Associates	1,383,000	1,244,000	1,140,000
Number of Shareholders of record (as of March 31)	324,000	317,000	307,000

* Net income before minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change/average assets
** Net income/average shareholders’ equity
*** Calculated giving effect to the amount by which a lawsuit settlement exceeded established reserves. If this settlement were not considered, the return would have been 9.8%

1999	1998	1997	1996	1995	1994	1993	1992
$ 137,634	$ 117,958	$ 104,859	$ 93,627	$ 82,494	$ 67,344	$ 55,484	$ 43,887
17%	12%	12%	13%	22%	21%	26%	35%
9%	6%	5%	4%	7%	6%	11%	10%
1,574	1,341	1,319	1,146	914	645	497	404
108,725	93,438	83,510	74,505	65,586	53,444	44,175	34,786
22,363	19,358	16,946	15,021	12,858	10,333	8,321	6,684

529	555	629	692	520	331	143	113
268	229	216	196	186	186	180	153
2,740	2,115	1,794	1,606	1,581	1,358	1,171	945
(153)	(78)	(27)	(13)	4	(4)	4	(1)
–	–	–	–	–	–	–	–

4,430	3,526	3,056	2,740	2,681	2,333	1,995	1,609

0.99	0.78	0.67	0.60	0.59	0.51	0.44	0.35
0.99	0.78	0.67	0.60	0.59	0.51	0.44	0.35
0.16	0.14	0.11	0.10	0.09	0.07	0.05	0.04

$ 21,132	$ 19,352	$ 17,993	$ 17,331	$ 15,338	$ 12,114	$ 10,198	$ 8,575
17,549	16,845	16,193	16,300	14,415	11,483	9,780	7,857
473	348	296	311	351	469	512	473
17,076	16,497	15,897	15,989	14,064	11,014	9,268	7,384
25,973	23,606	20,324	18,894	15,874	13,176	9,793	6,434
49,996	45,384	39,604	37,541	32,819	26,441	20,565	15,443
16,762	14,460	10,957	11,454	9,973	7,406	6,754	5,004
6,908	7,191	7,709	8,508	7,871	6,156	3,073	1,722
2,699	2,483	2,307	2,092	1,838	1,804	1,772	1,556
21,112	18,503	17,143	14,756	12,726	10,753	8,759	6,990

1.3	1.3	1.6	1.5	1.5	1.6	1.5	1.7
3.9	3.4	2.3	2.7	2.6	2.3	2.7	2.1
9.6%	8.5%	7.9%	7.8%	9.0%	9.9%	11.1%	12.0%
22.4%	19.8%	19.2%	19.9%	22.8%	23.9%	25.3%	26.0%

1,869	1,921	1,960	1,995	1,985	1,950	1,848	1,714
564	441	344	239	147	72	34	10
451	443	436	433	426	417	256	208
4	–	–	–	–	–	–	–
715	601	314	276	226	24	10	–
910,000	825,000	728,000	675,000	622,000	528,000	434,000	371,000
261,000	246,000	257,000	244,000	259,000	258,000	181,000	150,000

Years prior to 1998 have not been restated for the effects of the change in accounting method for SAM’S CLUB membership revenue recognition as the effects of this change would not have a material impact on this summary. Therefore, pro forma information as if the accounting change had been in effect for all years presented has not been provided.

The acquisition of the ASDA Group PLC and the Company’s related debt issuance had a significant impact on the fiscal 2000 amounts in this summary. See Note 7 to the Consolidated Financial Statements.

Management’s Discussion and Analysis

Wal-Mart is a large but straightforward business. In the United States, our operations are centered around retail stores and membership warehouse clubs. Internationally, our operations are centered on retail stores, warehouse clubs and restaurants. We have built our business by offering our customers quality merchandise at low prices. We are able to lower the cost of merchandise through our negotiations with suppliers and by efficiently managing our distribution network. The key to our success is our ability to grow our base business. In the U.S. we grow our base business by aggressively building new stores and by increasing sales in our existing stores. Internationally, we grow our business by building new stores, increasing sales in our existing stores and through acquisitions. We intend to continue to expand both domestically and internationally.

Because we are a large company, we do enter into some complex transactions. One complex area is our derivatives program. We do not use derivative instruments for speculation or for the purpose of creating additional revenues; however, we do enter into derivative transactions to limit our exposure to known business risks. Examples of these business risks include changes in interest rates and movements in foreign currency exchange rates. The discussion of our derivative transactions has been given a great deal of space in the financial section of this Annual Report. The Market Risk section of this Management’s Discussion and Analysis and Note 4 to the Consolidated Financial Statements give you more information on these transactions. Please remember that the accounting and disclosure rules for derivative transactions are very specific and any discussion of them requires the use of technical terminology.

Net Sales

The Company and each of its operating segments had net sales (in millions) for the three fiscal years ended January 31, 2002 as follows:

Fiscal Year	Wal-Mart Stores	SAM’S CLUB	International	Other	Total Company	Total Company Increase from Prior Fiscal Year

2002	$ 139,131	$ 29,395	$ 35,485	$ 13,788	$ 217,799	14%
2001	121,889	26,798	32,100	10,542	191,329	16%
2000	108,721	24,801	22,728	8,763	165,013	20%

Our net sales grew by 14% in fiscal 2002 when compared with fiscal 2001. That increase resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 6% when compared with fiscal 2001. The sales increase of 16% in fiscal 2001, when compared with fiscal 2000, resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 5%. The Wal-Mart Stores and SAM’S CLUB segments include domestic units only. Wal-Mart stores and SAM’S CLUBS located outside the United States are included in the International segment.

Costs and Expenses

For fiscal 2002, our cost of sales increased as a percentage of total net sales when compared to fiscal 2001, resulting in an overall decrease of 0.24% in the Company’s gross margin from 21.47% in the fiscal year 2001 to a gross margin of 21.23% in fiscal 2002. This decrease in gross margin occurred primarily due to a shift in customer buying patterns to products that carry lower margins and an increase in food sales as a percent of our total sales. Food products generally carry lower margins than general merchandise. Management expects our gross margins to continue to decrease as food sales continue to increase as a percentage of total Company sales both domestically and internationally. Management also expects the Company’s program to convert many of our Wal-Mart discount stores to Supercenters, which have full-line food departments, and the opening of additional Neighborhood Markets to result in continuing increases in the percentage that food sales contribute to our total net sales. Partially offsetting the overall decrease in gross margin in fiscal 2002, the Company reduced cost of sales by $67 million as a result of a LIFO inventory adjustment. A LIFO inventory adjustment that reduces cost of sales indicates that the current economic environment is deflationary, meaning that on average, identical products that we sold in both fiscal 2002 and 2001 decreased in price from fiscal 2001 to 2002. The balance in the LIFO reserve on the Company’s balance sheet is attributable to food inventories and other inventories held by our subsidiary, McLane Company, Inc. Management believes that these categories will not be disinflationary in the near future and that future gross margins may not benefit from a LIFO adjustment, such as that which occurred in fiscal 2002.

Our total cost of sales as a percentage of our total net sales decreased for fiscal 2001 when compared to fiscal 2000, resulting in increases in gross margin of 0.05% for fiscal 2001 to 21.47% from 21.42% in fiscal 2000. This improvement in gross margin resulted primarily from a $176 million LIFO inventory adjustment that reduced our cost of sales. This LIFO adjustment was offset by continued price rollbacks and increased International sales and increased food sales.

Our operating, selling, general and administrative expenses increased 0.12% as a percentage of total net sales to 16.61% in fiscal 2002 when compared with fiscal 2001. This increase was primarily due to increased utility and insurance costs, including Associate medical, property and casualty insurance. Management believes that the trend of increasing insurance costs will continue for at least the near future. Operating, selling, general and administrative expenses increased 0.10% as a percentage of sales in fiscal 2001 when compared with fiscal 2000. This increase was primarily due to increased maintenance and repair costs and depreciation charges incurred during the year.

Interest Costs

Our interest costs for corporate debt decreased 0.09% as a percentage of net sales from 0.57% in fiscal 2001 to 0.48% in fiscal 2002. This decrease resulted from lower interest rates, less need for debt financing of the Company’s operations due to the Company’s inventory reduction efforts and the positive impacts of the Company’s fixed rate to variable rate interest rate swap program. For fiscal 2002, total Company inventory increased approximately 5% on a total Company sales increase of 14%. Interest costs increased 0.11% as a percentage of sales from 0.46% in fiscal 2000 to 0.57% in fiscal 2001. This increase resulted from additional debt issuances made to finance a part of the ASDA acquisition costs, but was somewhat offset by reductions in debt resulting from the Company’s inventory control efforts. See the Market Risk section of this discussion for further detail regarding the Company’s fixed to floating interest rate swaps.

Net Income

In fiscal 2002, we earned net income of $6,671 billion, a 6.0% increase over the aggregate net income of the Company in fiscal 2001. Our net income did not grow in fiscal 2002 by the same percentage as our total net sales grew in fiscal 2002 largely as a result of the reduction in the overall gross margin and increased costs and expenses of the Company in fiscal 2002 as discussed above. In fiscal 2001, we earned net income of $6,295 billion, a 17.1% increase over the Company’s net income in 2000. This increase resulted primarily from the growth in the Company’s total net sales and a slight improvement in the Company’s overall gross margin.

During July 2001, we acquired the outstanding minority interest in Wal-Mart.com, Inc. from Accel Partners and a small group of other investors. A reorganization resulting from the acquisition resulted in a charge against the earnings of the Company during fiscal 2002 of slightly less than $0.01 per share.

Wal-Mart Stores Segment

Fiscal year	Segment sales increase from prior fiscal year	Segment operating income (in billions)	Segment operating income increase from prior year	Operating income as a percentage of segment sales
2002	14.1%	$ 10.3	6.0%	7.4%
2001	12.1%	9.7	11.5%	8.0%
2000	14.0%	8.7	20.2%	8.0%

The Wal-Mart Stores segment sales amounted to 63.9% of total Company sales in fiscal 2002, which compares to 63.7% and 65.9% in fiscal 2001 and 2000, respectively.

The segment sales increases in fiscal 2002 and fiscal 2001 from the prior fiscal years resulted from comparative store sales increases and our expansion program in the Wal-Mart Stores segment. Segment expansion during fiscal 2002 included the opening of 33 Wal-Mart stores, 12 Neighborhood Markets and 178 Supercenters (including the conversion of 121 existing Wal-Mart stores into Supercenters). Segment expansion during fiscal 2001 included the opening of 41 Wal-Mart stores, 12 Neighborhood Markets and 167 Supercenters (including the conversion of 104 existing Wal-Mart stores into Supercenters).

A reduction in gross margin and an increase in operating expenses caused the decrease in segment operating income as a percent of segment sales in fiscal 2002. The gross margin reduction was driven primarily by an increase in lower-margin food sales as a percentage of total segment sales, a change in customer buying patterns to lower-margin merchandise and competitive pressures. Segment expenses in fiscal 2002 as a percent of sales were higher than fiscal 2001 due primarily to increased Associate wages, utility, repairs and maintenance expenses and insurance costs. The increase in segment operating income for fiscal 2001 was driven by margin improvements that resulted from decreased markdowns and improved inventory shrinkage experience during the fiscal year. Offsetting these margin improvements were increased distribution costs, resulting from higher fuel, utility and payroll charges and overall payroll costs that were higher as a percentage of fiscal 2001 sales which were adversely affected by a fiscal 2001 holiday season with lower than anticipated sales. Operating income information for fiscal years 2000 and 2001 has been reclassified to conform to the current year presentation.

SAM’S CLUB Segment

Fiscal year	Segment sales increase from prior fiscal year	Segment operating income (in billions)	Segment operating income increase from prior year	Operating income as a percentage of segment sales
2002	9.7%	$ 1,028	9.1%	3.5%
2001	8.1%	942	10.8%	3.5%
2000	8.4%	850	22.7%	3.4%

The SAM’S CLUB segment net sales amounted to 13.5% of total Company net sales in fiscal 2002, which compares to 14.0% and 15.0% in fiscal 2001 and 2000, respectively. The decrease in this segment’s sales as a percent of total Company sales in fiscal 2002 and 2001 when compared to fiscal 2000 resulted primarily from the increased International segment sales generated by our ASDA subsidiary that we acquired in the third quarter of fiscal 2000, as well as, for fiscal 2002, domestic growth in the Wal-Mart Stores segment.

Growth in net sales and operating income for the SAM’S CLUB segment in fiscal 2002 and fiscal 2001 resulted from comparative club sales increases and our expansion program. Segment expansion during fiscal 2002 and 2001 consisted of the opening of 25 and 13 new clubs, respectively.

This segment gross margin increased slightly during fiscal 2002; however, an increase in operating expense as a percent of sales offset this margin increase, leaving segment operating income as a percent of sales unchanged from fiscal 2001. The main expense pressures in fiscal 2002 in the SAM’S CLUB segment occurred in the areas of utility and maintenance and repair costs. Operating income for the segment in fiscal 2001 increased slightly due to margin improvements.

International Segment

Fiscal year	Segment sales increase from prior fiscal year	Segment operating income (in billions)	Segment operating income increase from prior year	Operating income as a percentage of segment sales
2002	10.5%	$ 1,458	31.1%	4.1%
2001	41.2%	1,112	36.1%	3.5%
2000	85.6%	817	48.8%	3.6%

Our International segment is comprised of wholly-owned operations in Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom; operations through joint ventures in China; and operations through majority-owned subsidiaries in Brazil and Mexico. International sales accounted for approximately 16.3% of total Company sales in fiscal 2002 compared with 16.8% in fiscal 2001 and 13.8% in fiscal 2000.

The fiscal 2002 increase in international sales and operating income primarily resulted from both improved operating results and our international expansion program. In fiscal 2002, the International segment opened 107 units. Partially offsetting the impact of the expansion program, changes in foreign currency exchange rates negatively affected the translation of International segment sales into U.S. dollars by an aggregate of $1.1 billion in fiscal 2002. The largest portion of the increase in the International segment’s net sales in fiscal 2001 primarily resulted from the International segment’s expansion that consisted of the opening of 77 units. Also affecting the comparison between fiscal 2002 and 2001 and fiscal 2000 was the acquisition of the ASDA Group PLC, which consisted of 229 stores when its acquisition was completed during the third quarter of fiscal 2000. Sales included in the Company’s consolidated income statement for ASDA during fiscal 2002, 2001 and 2000 were $15.3 billion, $14.5 billion and $7.2 billion, respectively. The positive effects of the expansion program on the International segment’s net sales in fiscal 2001 were partially offset by changes in foreign currency exchange rates which negatively affected the translation of International segment sales into U.S. dollars by $1.3 billion in fiscal 2001.

The fiscal 2002 increase in segment operating profit as a percentage of segment sales resulted from an improvement in gross margin and a reduction in operating expenses as a percentage of segment sales in fiscal 2002. The decrease in the International segment’s operating income as a percentage of segment sales in fiscal 2001 resulted primarily from the continued negative impact of store remodeling costs, costs related to the start-up of a new distribution system, excess inventory and transition related expenses in the Company’s Germany units. Partially offsetting these negative effects were operating profit increases in Mexico, Canada and the United Kingdom in fiscal 2001 compared with fiscal 2000.

Our financial results from our foreign operations could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward currency contracts, where feasible, for certain known funding requirements. The economic environment in Argentina has deteriorated during the last fiscal year, including the devaluation of the Argentine peso. We will continue to monitor the economic situation but do not believe the Company’s investment in operations in Argentina, which is not significant, has been impaired.

In fiscal 2002, the foreign currency translation adjustment changed from the fiscal 2001 level by $472 million to $2.2 billion in fiscal 2002 primarily due to a strengthening in the United States dollar against the local currencies of the countries in which the company has operations with the exception of Mexico where the peso strengthened against the dollar. In fiscal 2001, the foreign currency translation adjustment changed from the fiscal 2000 level by $1.1 billion, primarily due to the dollar strengthening against the British pound and the German mark.

Other

Fiscal year	Segment sales increase from prior fiscal year	Segment operating income (in billions)	Segment operating income increase from prior year	Operating income as a percentage of segment sales
2002	30.8%	($ 714)	(147.9%)	(5.2%)
2001	20.3%	(288)	(9.5%)	(2.7%)
2000	23.2%	(263)	37.2%	(3.0%)

Sales in the Other category comprise sales to third parties by the Company’s wholly-owned subsidiary McLane Company, Inc., a wholesale distributor. McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S CLUB segments. McLane’s sales to other Wal-Mart companies are not included in the total sales of the Company.

McLane net sales to unaffiliated purchasers account for approximately 6.3% of total Company sales in fiscal 2002 compared with 5.5% in fiscal 2001 and 5.3% in fiscal 2000. The increase in McLane sales is the result of its acquisition of AmeriServe Food Distribution, Inc. (AmeriServe), which was completed late in fiscal 2001.

Losses for the segment in each of the fiscal years presented primarily resulted from corporate overhead expenses including insurance costs, corporate bonuses and various other expenses, which are partially offset by McLane operating income and the favorable impact of the LIFO adjustment of $67 and $176 million in fiscal 2002 and 2001, respectively. The segment operating loss increased from fiscal 2001 due to an increase in insurance costs, bonuses and a reduction in the LIFO benefit in comparison to the prior year.

Summary of Significant Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements, which require us to make certain estimates and apply judgements that affect our financial position and results of operations. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We use the retail last-in, first-out (LIFO) inventory accounting method for the Wal-Mart Stores segment, cost LIFO for the SAM’S CLUB segment and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value. Historically, we have rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes in circumstances, such as changes in customer merchandise preference or unseasonable weather patterns, could cause the Company’s inventory to be exposed to obsolescence or slow moving merchandise.

Financial Instruments

We use derivative financial instruments for purposes other than trading to reduce our exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, the contract terms of a hedge instrument closely mirror those of the item being hedged providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. On February 1, 2001, we adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives, which are financial instruments used by the Company to protect (hedge) itself from certain risks, to be recorded on the balance sheet at fair value and establishes accounting treatment for hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. All of the Company’s fair value hedges qualify for the use of the "short-cut" method of accounting to assess hedge effectiveness. The Company uses the hypothetical derivative method to assess the effectiveness of its net investment and cash flow hedges. Instruments that do not meet the criteria for hedge accounting or contracts for which we have not elected hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. Fair values are based upon management’s expectation of future interest rate curves and may change based upon changes in those expectations.

Impairment of Assets

We periodically evaluate long-lived assets and acquired businesses for indicators of impairment. Management’s judgements regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause management to conclude that impairment indicators exist and that the value of long-lived assets and goodwill associated with acquired businesses is impaired.

Revenue Recognition

We recognize sales revenue at the time a sale is made to the customer, except for the following types of transactions. Layaway transactions are recognized when the customer satisfies all payment obligations and takes possession of the merchandise. We recognize SAM’S CLUB membership fee revenue over the 12-month term of the membership. Customer purchases of Wal-Mart/SAM’S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise using the shopping card. Defective merchandise returned by customers is either returned to the supplier or is destroyed and reimbursement is sought from the supplier. Supplier allowances and discounts received by the Company are included in the income statement when the purpose for which those monies were designated is fulfilled.

Insurance/Self-Insurance

We use a combination of insurance, self-insured retention, and/or self-insurance for a number of risks including workers’ compensation, general liability, vehicle liability and employee-related health care benefits, a portion of which is paid by the Associates. Liabilities associated with the risks that we retain are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

For a complete listing of our significant accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

Liquidity and Capital Resources Cash Flows Information

Our cash flows from operating activities were $10.3 billion in fiscal 2002, up from $9.6 billion in fiscal 2001. In fiscal 2002, we invested $8.4 billion in capital assets, paid dividends of $1.2 billion, paid $1.2 billion to repurchase Company stock, received $1.1 billion from the termination of certain net investment hedges, received $4.6 billion from the issuance of long-term debt and paid $3.5 billion in the repayment of long-term debt at its maturity.

Company Stock Purchase and Common Stock Dividends

During fiscal 2001, the Company announced plans to increase its existing common stock repurchase program by $1 billion, resulting in a total authorization of $3 billion. During fiscal 2002, the Company repurchased 24.5 million of its common shares for a total approximate amount of $1.2 billion. In March 2002, the Company’s Board of Directors reset the common stock repurchase program authorization so that the Company may make future repurchases of its stock of up to $3 billion. The Company paid dividends totaling $0.28 per share in fiscal 2002. In March 2002, the Company increased its dividend 7% to $0.30 per share for fiscal 2003. The Company has increased its dividend every year since it first declared a dividend in March 1974.

Contractual Obligations and Other Commercial Commitments

The following tables set forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

	Payments due by period
Contractual obligations (in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	$ 17,944	$ 2,257	$ 5,448	$ 2,939	$ 7,300
Commercial paper	743	743	0	0	0
Capital lease obligations	5,514	425	847	828	3,414
Non-cancelable operating leases	8,054	623	1,188	1,112	5,131
Total contractual cash obligations	$ 32,255	$ 4,048	$ 7,483	$ 4,879	$ 15,845

	Amount of commitment expiration per period
Other commercial commitments (in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of credit	$ 3,811	$ 1,561	$ 0	$ 2,250	$ 0
Informal lines of credit	694	694	0	0	0
Trade letters of credit	1,578	1,578	0	0	0
Standby letters of credit	743	743	0	0	0
Other	273	147	0	0	126
Total commercial commitments	$ 7,099	$ 4,723	$ 0	$ 2,250	$ 126

The Company has entered into lease commitments for land and buildings for 20 future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 20 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $25 million annually over the lease terms.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If the operating cash flow we generate is not sufficient to pay dividends and to fund all capital expenditures, the Company anticipates funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures. We may also desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of an excellent credit rating and favorable experiences in the debt market in the recent past. During fiscal 2002, the Company issued $4.6 billion of long-term debt. The proceeds from the issuance of this debt were used to reduce short-term borrowings, to refinance existing debt, financing expansion activities and other corporate purposes.

At January 31, 2002, the Company’s ratio of debt to total capitalization, including commercial paper borrowings, was 38.4%. This is in line with management’s objective to maintain a debt to total capitalization ratio of approximately 40%.

In March 2002, the Company sold notes totaling $500 million under its existing shelf registration statement. These notes bear interest at 4.15% and are due in June 2005. The proceeds from the sale of these notes will be used for general corporate purposes, which could include financing the repurchase of shares of our common stock pursuant to our existing stock repurchase program. After consideration of this debt issuance and the debt issued in fiscal 2002, the Company is permitted to sell up to $2 billion of public debt under a shelf registration statement previously filed with the United States Securities and Exchange Commission.

Expansion

In the United States, we plan to open approximately 50 new Wal-Mart stores and approximately 180 to 185 new Supercenters in fiscal 2003. Relocations or expansions of existing discount stores will account for 110 to 115 of the new Supercenters, with the balance being new locations. We also plan to further expand our Neighborhood Market concept by adding 15 to 20 units during fiscal 2003. The SAM’S CLUB segment plans to open 50 to 55 Clubs during fiscal 2003, approximately half of which will be relocations or expansions of existing clubs. The SAM’S CLUB segment will also continue its remodeling program, with approximately 100 projects expected to be completed during fiscal 2003. In order to serve these and future developments, the Company plans to construct seven new distribution centers in the next fiscal year. Internationally, the Company plans to open 120 to 130 new units. Projects are scheduled to open within the international operating group and will include new stores and clubs as well as relocations of a few existing units. The units also include several restaurants, department stores and supermarkets in Mexico. In addition, the Company’s German operation will continue to remodel its supercenter units. Total planned growth represents approximately 46 million square feet of net additional retail space. Not included in the planned expansion discussed above is the Company’s recently announced Puerto Rico supermarket chain acquisition. In February 2002, we announced our intent to purchase 35 Supermercado Amigo supermarkets in Puerto Rico. The transaction is scheduled to be completed once necessary regulatory approval is obtained. Also not included in the above discussion is the Company’s planned acquisition of 6.1% of the stock of The Seiyu Ltd. (Seiyu), a Japanese retail chain. Under the terms of the proposed purchase agreement, which was announced in March 2002, Wal-Mart will pay 6 billion yen or $46 million for an initial 6.1% ownership interest and will have the ability to invest up to 260 billion yen or $2 billion in Seiyu which would increase our ownership to 66.7% over time. The transaction is subject to approval from Seiyu’s shareholders and other approvals. Total planned capital expenditures for fiscal 2003 approximate $10.2 billion. We plan to finance expansion primarily with a combination of commercial paper and the issuance of long-term debt.

Market Risk

Market risks relating to our operations include changes in interest rates and changes in foreign exchange rates. We enter into interest rate swaps to minimize the risk and costs associated with financing activities, as well as to attain an appropriate mix of fixed and floating rate debt. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.

Interest Rate Sensitivity as of January 31, 2002 Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate
(Amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Liabilities
U.S. dollar denominated long-term debt including current portion
Fixed rate debt	$ 2,164	$ 3,445	$ 1,874	$ 704	$ 2,235	$ 5,850	$ 16,272	$ 17,201
Average interest rate – USD rate	6.3%	6.0%	6.7%	6.7%	6.7%	7.2%	6.8%
Great Britain pound denominated long-term debt including current portion
Fixed rate debt	93	129	–	–	–	1,450	1,672	1,718
Average interest rate	9.6%	3.8%				7.3%	6.9%

Interest Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Interest Rate Derivative Financial
Instruments Related to Debt
Interest rate swap – Pay variable/receive fixed	$ 500	–	–	–	–	–	$ 500	$ 28
Average rate paid – Rate A minus 0.15%
Fixed rate received – USD rate	6.9%	–	–	–	–	–	6.9%
Interest rate swap – Pay variable/receive fixed	–	–	$ 500	–	–	–	500	17
Average rate paid – Rate B plus 2.35%
Fixed rate received – USD rate	–	–	7.5%	–	–	–	7.5%
Interest rate swap – Pay variable/receive fixed	–	–	–	$ 597	–	–	597	29
Average rate paid – Rate B plus 0.32%
Fixed rate received – USD rate	–	–	–	5.9%	–	–	5.9%
Interest rate swap – Pay variable/receive fixed	–	–	–	–	$ 250	–	250	14
Average rate paid – Rate B plus 2.27%
Fixed rate received – USD rate	–	–	–	–	8.0%	–	8.0%
Interest rate swap – Pay variable/receive fixed	–	–	–	–	–	$ 445	445	18
Average rate paid – Rate B plus 1.01%
Fixed rate received – USD rate	–	–	–	–	–	7.3%	7.3%
Interest rate swap – Pay variable/receive fixed	–	–	–	–	1,500	–	1,500	66
Average rate paid – Rate B plus 0.63%
Fixed rate received – USD rate	–	–	–	–	5.5%	–	5.5%
Interest rate basis swap	–	–	–	–	–	500	500	1
Average rate paid – Rate C
Average rate received – Rate A minus 0.06%

Rate A – one-month U.S. LIBOR
Rate B – three-month U.S. LIBOR
Rate C – U.S. commercial paper

Interest Rate Sensitivity as of January 31, 2001
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Amounts in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/01
Liabilities
U.S. dollar denominated long-term debt including current portion
Fixed rate debt	$4,223	$ 1,126	$ 809	$ 1,926	$ 750	$ 6,229	$ 15,063	$ 15,596
Average interest rate – USD rate	6.8%	6.8%	6.9%	6.9%	6.9%	6.9%	6.9%
Great Britain pound denominated Long-term debt including current portion
Fixed rate debt	11	236	–	–	–	1,425	1,672	1,670
Average interest rate	8.4%	8.4%				7.2%	7.2%
Interest Rate Derivative Financial
Instruments Related to Debt
Interest rate swap – Pay variable/receive fixed		500	–	–	–	–	500	28
Average rate paid – Rate A
Fixed rate received – USD rate		6.9%	–	–	–	–	6.9%
Interest rate swap – Pay variable/receive fixed	59	63	68	72	78	41	381	17
Average rate paid – Rate B
Fixed rate received – USD rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Interest rate basis swap						500	500	0
Average rate paid – Rate C
Average rate received – Rate A minus 0.06%

Rate A – one-month U.S. LIBOR minus 0.15%
Rate B – 30-day U.S. dollar commercial paper non-financial
Rate C – U.S. commercial paper

The Company holds currency swaps to hedge its net investment in the United Kingdom. The following tables provide information about our cross-currency interest rate swap agreements by functional currency, and presents the information in United States dollar equivalents. For these instruments the tables present notional amounts, exchange rates and interest rates by contractual maturity date.

Foreign Currency Exchange Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity

(Amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/2002
Currency Swap Agreements
Payment of Great Britain pounds
Notional amount	–	–	–	–	–	$ 1,250	$ 1,250	$ 192
Average contract rate	–	–	–	–	–	0.6	0.6
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%
Fixed rate paid – Great Britain pound rate	–	–	–	–	–	5.8%	5.8%
Payment of Canadian dollars
Notional amount	–	–	–	–	–	325	325	8
Average contract rate	–	–	–	–	–	1.5	1.5
Fixed rate received – USD rate	–	–	–	–	–	5.6%	5.6%
Fixed rate paid – Canadian dollar rate	–	–	–	–	–	5.7%	5.7%

Foreign Currency Exchange Rate Sensitivity as of January 31, 2001
Principal (Notional) Amount by Expected Maturity

(Amounts in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 1/31/2001
Currency Swap Agreements
Payment of German Deutschemarks
Notional amount	–	$ 1,101	–	–	–	–	$ 1,101	$ 186
Average contract rate	–	1.8	–	–	–	–	1.8
Fixed rate received – USD rate	–	5.8%	–	–	–	–	5.8%
Fixed rate paid – DEM rate	–	4.5%	–	–	–	–	4.5%
Payment of German Deutschemarks
Notional amount	–	–	$ 809	–	–	–	809	180
Average contract rate	–	–	1.7	–	–	–	1.7
Fixed rate received – USD rate	–	–	5.2%	–	–	–	5.2%
Fixed rate paid – DEM rate	–	–	3.4%	–	–	–	3.4%
Payment of Great Britain pounds
Notional amount	–	–	–	–	–	$ 4,750	4,750	659
Average contract rate	–	–	–	–	–	0.6	0.6
Fixed rate received – USD rate	–	–	–	–	–	7.0%	7.0%
Fixed rate paid – Great Britain pound rate	–	–	–	–	–	6.1%	6.1%
Payment of Canadian dollars
Notional amount	–	–	–	$ 1,250	–	–	1,250	57
Average contract rate	–	–	–	1.5	–	–	1.5
Fixed rate received – USD rate	–	–	–	6.6%	–	–	6.6%
Fixed rate paid – Canadian dollar rate	–	–	–	5.7%	–	–	5.7%

During the fourth quarter of fiscal 2002, the Company terminated certain cross currency instruments that hedged portions of the Company’s investments in Canada, Germany and the United Kingdom. The instruments terminated had notional amounts of $6.7 billion. The Company received $1.1 billion in cash related to the fair value of the instruments at the time of the terminations. Prior to the terminations, these instruments were classified as net investment hedges and were recorded at fair value as current assets on the balance sheet with a like amount recorded in the shareholders’ equity section of the balance sheet in line "other accumulated comprehensive income." No gain related to the terminations was recorded in the Company’s income statement.

We routinely enter into forward currency exchange contracts in the regular course of business to manage our exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. At January 31, 2002 and 2001, we held contracts to purchase and sell various currencies with notional amounts of $118 million and $292 million, respectively, and net fair values of $0 and $6 million, respectively. The fair values of the currency swap agreements are recorded in the consolidated balance sheets within the line "other assets and deferred charges."

On February 1, 2001, we adopted SFAS 133 pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. At the date of adoption, the majority of our derivatives were hedges of net investments in foreign operations, and as such, the fair value of these derivatives had been recorded on the balance sheet as either assets or liabilities and on the balance sheet in other accumulated comprehensive income under the previous accounting guidance. As the majority of our derivative portfolio had already been recorded on the balance sheet, adoption of SFAS 133 did not materially impact our Consolidated Financial Statements taken as a whole. However, certain swap cash flows amounting to $86 million in fiscal 2002, which would have been recorded in the income statement under the previous accounting guidance, were recorded on the balance sheet in other accumulated comprehensive income. In fiscal 2001, prior to the adoption of SFAS 133, the Company recorded $112 million of earnings benefit in the income statement from the receipt of similar cash flows. Under Statement 133, cash flows from fixed to variable interest rate swaps continue to be recorded in the interest expense line of the income statement. For fiscal 2002, the effects of fixed to variable interest rate swaps reduced interest expense by $62 million. Management is uncertain of the future impacts of the Company’s fixed to variable interest rate swaps on interest expense.

With the adoption of SFAS 133 and the termination of a significant portion of Company’s net investment hedges, the Company is currently reevaluating its hedging strategy regarding its net investment in overseas operations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with those Statements. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $250 million for fiscal 2002. Prior to the completion of the second quarter of fiscal 2003, we will complete a transitional impairment review for goodwill and indefinite lived intangible assets as of the date of adoption. Subsequently, we will perform similar impairment reviews on an annual basis. Management does not believe that the adoption of the impairment review provisions of the statement will have a material effect on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We will adopt SFAS 144 as of February 1, 2002 and do not believe that the adoption of SFAS 144 will have a material impact on our financial position or results of operations.

In May 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-14, Accounting for Certain Sales Incentives. This issue involves the accounting and income statement classification for sales subject to rebates and revenue sharing arrangements as well as coupons and discounts. The EITF concluded that sales incentives offered to customers to buy a product should be classified as a reduction of sales. This issue is effective for fiscal quarters beginning after December 15, 2001. We anticipate implementing this issue in the first quarter of fiscal 2003; however, we do not expect any reclassification because of our Every Day Low Price Strategy and because rebates and coupons accepted by the Company’s stores are offered by the product supplier and not by the Company. As a result, the adoption of this guidance is not expected to have a significant impact on the Company’s financial position or results of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Certain statements contained in this Management’s Discussion and Analysis, in other parts of this report and in our other filings are forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows and future performance, the anticipation and expectations of the Company and its management for future occurrences. The forward-looking statements are subject to risks, uncertainties and other factors, including: the cost of goods, competitive pressures, inflation, consumer debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, interest rate fluctuations and other capital market conditions, and other risks that the Company discusses more fully in its filings with the SEC, including the Company’s Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for our fiscal year 2002 with the SEC on or about April 15, 2002. Actual results may materially differ from anticipated results described in these statements as a result of changes in facts, assumptions not being realized or other circumstances.

Consolidated Statements of Income
(Amounts in millions except per share data) Fiscal years ended January 31,	2002	2001	2000

Revenues
Net sales	$ 217,799	$ 191,329	$ 165,013
Other income-net	2,013	1,966	1,796
	219,812	193,295	166,809
Costs and Expenses
Cost of sales	171,562	150,255	129,664
Operating, selling and general and administrative expenses	36,173	31,550	27,040

Interest Costs
Debt	1,052	1,095	756
Capital leases	274	279	266
	209,061	183,179	157,726

Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	10,751	10,116	9,083
Provision for Income Taxes
Current	3,712	3,350	3,476
Deferred	185	342	(138)
	3,897	3,692	3,338

Income Before Minority Interest and Cumulative Effect of Accounting Change	6,854	6,424	5,745
Minority Interest	(183)	(129)	(170)

Income Before Cumulative Effect of Accounting Change	6,671	6,295	5,575
Cumulative Effect of Accounting Change, net of tax benefit of $119	–	–	(198)
Net Income	$ 6,671	$ 6,295	$ 5,377

Net Income Per Common Share:
Basic Net Income Per Common Share:
Income before cumulative effect of accounting change	$ 1.49	$ 1.41	$ 1.25
Cumulative effect of accounting change, net of tax	–	–	(0.04)
Net Income Per Common Share	$ 1.49	$ 1.41	$ 1.21
Average Number of Common Shares	4,465	4,465	4,451

Diluted Net Income Per Common Share:
Income before cumulative effect of accounting change	$ 1.49	$ 1.40	$ 1.25
Cumulative effect of accounting change, net of tax	–	–	(0.04)
Net Income Per Common Share	$ 1.49	$ 1.40	$ 1.20
Average Number of Common Shares	4,481	4,484	4,474

See accompanying notes.

Consolidated Balance Sheets
(Amounts in millions) January 31,	2002	2001
Assets
Current Assets
Cash and cash equivalents	$ 2,161	$ 2,054
Receivables	2,000	1,768
Inventories
At replacement cost	22,749	21,644
Less LIFO reserve	135	202
Inventories at LIFO cost	22,614	21,442
Prepaid expenses and other	1,471	1,291
Total Current Assets	28,246	26,555
Property, Plant and Equipment, at Cost
Land	10,241	9,433
Building and improvements	28,527	24,537
Fixtures and equipment	14,135	12,964
Transportation equipment	1,089	879
	53,992	47,813
Less accumulated depreciation	11,436	10,196
Net property, plant and equipment	42,556	37,617
Property Under Capital Lease
Property under capital lease	4,626	4,620
Less accumulated amortization	1,432	1,303
Net property under capital leases	3,194	3,317
Other Assets and Deferred Charges
Net goodwill and other acquired intangible assets	8,595	9,059
Other assets and deferred charges	860	1,582
Total Assets	$ 83,451	$ 78,130

Liabilities and Shareholders’ Equity
Current Liabilities
Commercial paper	$ 743	$ 2,286
Accounts payable	15,617	15,092
Accrued liabilities	7,174	6,355
Accrued income taxes	1,343	841
Long-term debt due within one year	2,257	4,234
Obligations under capital leases due within one year	148	141
Total Current Liabilities	27,282	28,949
Long-Term Debt	15,687	12,501
Long-Term Obligations Under Capital Leases	3,045	3,154
Deferred Income Taxes and Other	1,128	1,043
Minority Interest	1,207	1,140
Shareholders’ Equity
Preferred stock ($0.10 par value; 100 shares authorized, none issued)
Common stock ($0.10 par value; 11,000 shares authorized, 4,453 and 4,470 issued and outstanding in 2002 and 2001, respectively)	445	447
Capital in excess of par value	1,484	1,411
Retained earnings	34,441	30,169
Other accumulated comprehensive income	(1,268)	(684)
Total Shareholders’ Equity	35,102	31,343
Total Liabilities and Shareholders’ Equity	$ 83,451	$ 78,130

See accompanying notes.

Consolidated Statements of Shareholders’ Equity
(Amounts in millions)	Number of shares	Common Stock	Capital in excess of par value	Retained Earnings	Other accumulated comprehensive Income	Total
Balance – January 31, 1999	4,448	$ 445	$ 435	$20,741	($ 509)	$21,112
Comprehensive Income
Net income				5,377		5,377
Other accumulated comprehensive income
Foreign currency translation adjustment					(182)	(182)
Hedge accounting adjustment					236	236
Total Comprehensive Income						5,431
Cash dividends ($.20 per share)				(890)		(890)
Purchase of Company stock	(2)		(2)	(99)		(101)
Stock options exercised and other	11	1	281			282
Balance – January 31, 2000	4,457	446	714	25,129	(455)	25,834
Comprehensive Income
Net income				6,295		6,295
Other accumulated comprehensive income
Foreign currency translation adjustment					(1,126)	(1,126)
Hedge accounting adjustment					897	897
Total Comprehensive Income						6,066
Cash dividends ($.24 per share)				(1,070)		(1,070)
Purchase of Company stock	(4)		(8)	(185)		(193)
Issuance of Company stock	11	1	580			581
Stock options exercised and other	6		125			125
Balance – January 31, 2001	4,470	447	1,411	30,169	(684)	31,343
Comprehensive Income
Net income				6,671		6,671
Other accumulated comprehensive income
Foreign currency translation adjustment					(472)	(472)
Hedge accounting adjustment					(112)	(112)
Total Comprehensive Income						6,087
Cash dividends ($.28 per share)				(1,249)		(1,249)
Purchase of Company stock	(24)	(2)	(62)	(1,150)		(1,214)
Stock options exercised and other	7		135			135
Balance – January 31, 2002	4,453	$ 445	$ 1,484	$34,441	($ 1,268)	$35,102

Consolidated Statements of Cash Flows
(Amounts in millions) Fiscal years ended January 31,	2002	2001	2000
Cash flows from operating activities
Net Income	$ 6,671	$ 6,295	$ 5,377
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,290	2,868	2,375
Cumulative effect of accounting change, net of tax	–	–	198
Increase in accounts receivable	(210)	(422)	(255)
Increase in inventories	(1,235)	(1,795)	(2,088)
Increase in accounts payable	368	2,061	1,849
Increase in accrued liabilities	1,125	11	1,015
Deferred income taxes	185	342	(138)
Other	66	244	(139)
Net cash provided by operating activities	10,260	9,604	8,194
Cash flows from investing activities
Payments for property, plant and equipment	(8,383)	(8,042)	(6,183)
Investment in international operations (net of cash acquired, $195 million in Fiscal 2000)	–	(627)	(10,419)
Proceeds from termination of net investment hedges	1,134	–	–
Other investing activities	103	(45)	(244)
Net cash used in investing activities	(7,146)	(8,714)	(16,846)
Cash flows from financing activities
Increase/(decrease) in commercial paper	(1,533)	(2,022)	4,316
Proceeds from issuance of long-term debt	4,591	3,778	6,000
Purchase of Company stock	(1,214)	(193)	(101)
Dividends paid	(1,249)	(1,070)	(890)
Payment of long-term debt	(3,519)	(1,519)	(863)
Payment of capital lease obligations	(167)	(173)	(133)
Proceeds from issuance of Company stock	–	581	–
Other financing activities	113	176	224
Net cash provided by (used in) financing activities	(2,978)	(442)	8,553
Effect of exchange rate changes on cash	(29)	(250)	76
Net increase/(decrease) in cash and cash equivalents	107	198	(23)
Cash and cash equivalents at beginning of year	2,054	1,856	1,879
Cash and cash equivalents at end of year	$ 2,161	$ 2,054	$ 1,856
Supplemental disclosure of cash flow information
Income tax paid	$ 3,196	$ 3,509	$ 2,780
Interest paid	1,312	1,319	849
Capital lease obligations incurred	225	576	378
Property, plant and equipment acquired with debt	–	–	65
ASDA acquisition cost satisfied with debt	–	–	264
ASDA acquisition cost satisfied with Company stock	–	–	175

See accompanying notes.

Notes to Consolidated Financial Statements

1 Summary of Accounting Policies
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

Financial Instruments

The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, contract terms of a hedge instrument closely mirror those of the item it hedges providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "SFAS 133") pertaining to accounting for derivatives and hedging activities. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion, if any, of an instrument’s change in fair value will be immediately recognized in earnings. All of the Company’s fair value hedges qualify for the use of the "short-cut" method of accounting to assess hedge effectiveness. The Company uses the hypothetical derivative method to assess the effectiveness of its net investment and cash flow hedges. Instruments that do not meet the criteria for hedge accounting and contracts for which the Company has not elected hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. At February 1, 2001, the majority of the Company’s derivatives were hedges of net investments in foreign operations. As such, the fair value of these derivatives had already been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the previous accounting guidance. As the majority of the Company’s derivative portfolio was already recorded on the balance sheet, the adoption of SFAS 133 did not have a material impact on the Company’s consolidated financial statements.

Interest during construction

For interest costs to properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $130 million, $93 million and $57 million in 2002, 2001 and 2000, respectively.

Long-lived assets

The Company periodically reviews long-lived assets. If indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Goodwill and other acquired intangible assets

Goodwill and other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. These amortization periods range from 20 to 40 years. Management estimates these periods of economic benefit using factors such as entry barriers in certain countries, operating rights and estimated lives of other operating assets acquired. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. These evaluations are based on undiscounted cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Foreign currency translation

The assets and liabilities of all foreign subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition

The Company recognizes sales revenue at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. The Company recognizes SAM’S CLUB membership fee revenue over the 12-month term of the membership. Customer purchases of Wal-Mart/SAM’S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise by using the shopping card. Defective merchandise returned by customers is either returned to the supplier or is destroyed and reimbursement is sought from the supplier.

Supplier rebates and discounts received by the Company are included in the income statement when the purpose for which those monies were designated is fulfilled.

Operating, selling and general and administrative expenses

Buying, warehousing and occupancy costs are included in operating, selling and general and administrative expenses.

Advertising costs

Advertising costs are expensed as incurred and were $618 million, $574 million and $523 million in 2002, 2001 and 2000, respectively. Advertising costs consist primarily of expenditures for print and television advertisements.

Pre-opening costs

The costs of start-up activities, including organization costs, are expensed as incurred.

Insurance/Self-Insurance

The Company uses a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers’ compensation, general liability, vehicle liability and employee related health care benefits, a portion of which is paid by the Associates. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Depreciation and amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the assets. Depreciation expense, including amortization of properties under capital leases, for the years 2002, 2001 and 2000 was $2.7 billion, $2.4 billion and $2.0 billion, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives for financial statements purposes are as follows:

Building and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	2 – 5 years
Internally developed software	3 years

Net income per share

Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares adjusted for the dilutive effect of stock options (16 million, 19 million and 23 million shares in 2002, 2001 and 2000, respectively). The Company had approximately 3.5 million, 2.0 million and 0.5 million option shares outstanding at January 31, 2002, 2001 and 2000, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

Estimates and assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Accounting principle change

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 dealt with revenue recognition issues, several of which are common within the retail industry. As a result of the issuance of SAB 101, the Company changed its method of accounting for SAM’S CLUB membership fee revenue both domestically and internationally in fiscal 2000. Previously, the Company had recognized membership fee revenues when received. Under the new accounting method, the Company recognizes membership fee revenues over the term of the membership, which is 12 months. The Company recorded a non-cash charge of $198 million (after reduction for income taxes of $119 million), or $.04 per share, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year. The effect of this change on the year ended January 31, 2000, before the cumulative effect of the accounting change was to decrease net income $12 million.

The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years ended 2000, 2001 and 2002 as if the accounting change had been in effect for each of those years (in millions):

Deferred revenue January 31, 1999	$ 317
Membership fees received	646
Membership revenue recognized	(626)
Deferred revenue January 31, 2000	337
Membership fees received	706
Membership revenue recognized	(674)
Deferred revenue January 31, 2001	369
Membership fees received	748
Membership revenue recognized	(730)
Deferred revenue January 31, 2002	$ 387

The Company’s deferred revenue is included in accrued liabilities in the consolidated balance sheet. The Company’s analysis of historical membership fee refunds indicates that refunds have been minimal. Accordingly, no reserve exists for membership fee refunds at January 31, 2002.

An additional requirement of SAB 101 is that layaway transactions be recognized upon delivery of the merchandise to the customer rather than at the time that the merchandise is placed on layaway. The Company offers a layaway program that allows customers to make payments on items over a specific period. Until the first quarter of fiscal 2001, the Company recognized revenues from these layaway transactions at the time that the merchandise was placed on layaway. During the first quarter of fiscal 2001, the Company changed its accounting method for layaway transactions so that the revenue from these transactions is not recognized until the customer satisfies all payment obligations and takes possession of the merchandise. Layaway transactions are a small portion of the Company’s revenue. Due to the minimal impact of this accounting change, prior fiscal year results have not been restated.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $250 million for fiscal 2003. Prior to the completion of the second quarter of fiscal 2003, the Company will complete a transitional impairment review for goodwill and indefinite lived intangible assets as of the date of adoption. Subsequently, the Company will perform similar impairment reviews annually. Management does not believe that the adoption of the impairment review provisions of the standard will have a material effect on the Company’s financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. The Company will adopt FAS 144 as of February 1, 2002 and does not believe that the adoption of FAS 144 will have a material impact on the Company’s financial position or results of operations.

In May 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-14, Accounting for Certain Sales Incentives. This issue involves the accounting and income statement classification for sales subject to rebates and revenue sharing arrangements as well as coupons and discounts. The EITF concluded that sales incentives offered to customers to buy a product should be classified as a reduction of sales. The Company will implement Issue 00-14 in the first quarter of fiscal 2003. The Company does not expect any reclassification because of its Every Day Low Price strategy and because rebates and coupons accepted by the Company’s stores are offered by the product’s supplier and not by the Company. As a result, the adoption of this guidance is not expected to have a significant impact on the Company’s financial position or results of operations.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

2 Defined Contribution Plans

In the United States, the Company maintains a Profit Sharing Plan under which most full-time and many part-time Associates become participants following one year of employment and 401(k) retirement savings plans to which Associates may elect to contribute a percentage of their earnings. During fiscal 2002 most participants could contribute up to 15% of their pretax earnings, but not more than statutory limits.

The Company made annual contributions in cash to these plans on behalf of all eligible Associates, including those who did not elect to contribute to the 401(k) plan. During fiscal 2002, eligible Associates could choose to receive a cash payout equal to one-half of the Company contribution that otherwise would have been made into the 401(k) plan. Those who did not choose a cash option had their money contributed into their 401(k) plan. Associates may choose from among 14 different 401(k) investment options. For Associates who do not make any election, their 401(k) balance is placed in a conservative balanced fund. Associates are immediately vested in their 401(k) funds and may change their investment options at any time.

Additionally, the Company maintains various plans internationally. These plans are administered based upon the legislative and tax requirements in the country in which they are established.

Annual contributions to the 401(k) and profit sharing plans and the various international plans are made at the sole discretion of the Company, and were $555 million, $486 million and $429 million in 2002, 2001 and 2000, respectively. In addition, in fiscal 2002 the Company paid $34 million in cash to Associates in lieu of Company contributions to the 401(k) plan.

3 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal years ended January 31,	2002	2001	2000
Maximum amount outstanding at month-end	$ 4,072	$ 6,732	$ 6,588
Average daily short-term borrowings	2,606	4,528	2,233
Weighted average interest rate	3.7%	6.4%	5.4%

At January 31, 2002 and 2001, short-term borrowings consisting of $743 million and $2,286 million of commercial paper were outstanding, respectively. At January 31, 2002, the Company had committed lines of $3,811 million with 70 firms and banks and informal lines of credit with various banks totaling an additional $694 million, which were used to support commercial paper.

 Long-term debt at January 31, consisted of (amounts in millions):

		2002	2001
6.875%	Notes due August 2009	$ 3,500	$ 3,500
4.375%	Notes due August 2003	1,500	–
5.450%	Notes due August 2006	1,500	–
6.550%	Notes due August 2004	1,250	1,250
5.750%	Notes due December 2030	714	714
5.875%	Notes due October 2005	597	597
7.500%	Notes due May 2004	500	500
7.550%	Notes due February 2030	500	500
7.550%	Notes due February 2030	500	500
4.625%	Notes due April 2003	500	–
3.250%	Notes due September 2003	500	–
6.875%	Notes due August 2002	–	500
6.500%	Notes due June 2003	454	454
7.250%	Notes due June 2013	445	445
7.800% – 8.250%	Obligations from sale/leaseback transactions due 2014	343	373
6.750%	Notes due May 2002	–	300
7.000% – 8.000%	Obligations from sale/leaseback transactions due 2013	237	257
8.500%	Notes due September 2024	250	250
6.750%	Notes due October 2023	250	250
8.000%	Notes due September 2006	250	250
6.375%	Notes due March 2003	228	228
4.625%	Notes due April 2003	200	–
6.750%	Eurobond due May 2002	–	200
7.290%	Notes due July 2006	–	324
4.410% – 10.880%	Notes acquired in ASDA acquisition due 2003-2015	865	948
5.580%	Wal-Mart Canada notes due May 2006	325	–
	Other, including adjustments to debt hedged by derivatives	279	161
		$ 15,687	$ 12,501

The Company has two separate issuances of $500 million debt with embedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may put the debt back to the Company at any time. Both of these issuances have been classified as a current liability in the January 31, 2002 consolidated balance sheet.

Long-term debt is unsecured except for $161 million, which is collateralized by property with an aggregate carrying value of approximately $413 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal year ended January 31,	Annual maturity
2003	$ 2,257
2004	3,574
2005	1,874
2006	704
2007	2,235
Thereafter	7,300

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturity schedule on the previous page. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 2002 are (in millions):

Fiscal year ended January 31,	Minimum payments
2003	$ 98
2004	93
2005	130
2006	94
2007	92
Thereafter	408

At January 31, 2002 and 2001, the Company had letters of credit outstanding totaling $1,578 million and $1,129 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

In July 2001, the Company filed a shelf registration statement with the United States Securities and Exchange Commission under which it could issue up to a total of $6 billion in debt securities. During fiscal 2002 the Company issued $3.5 billion under this shelf registration statement. In March 2002, the Company sold notes totaling $500 million pursuant to the shelf registration statement. These notes bear interest at 4.15% and are due in June 2005. The proceeds from the sale of these notes will be used for general corporate purposes, which could include financing the repurchase of shares of the Company’s stock pursuant to its existing stock repurchase program. After consideration of this debt issuance and the $3.5 billion debt issued during fiscal 2002, the Company is permitted to sell up to $2 billion of public debt under the shelf registration statement.

4 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company’s transactions are with counterparties rated A or better by nationally recognized credit rating agencies.

Adoption of FASB 133

On February 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative and Hedging Activities" (FASB 133), as amended. Because most of the derivatives used by the Company at the date of adoption were designated as net investment hedges, the fair value of these instruments was included in the balance sheet prior to adoption of the standard. As a result, the adoption of this standard did not have a significant effect on the consolidated financial statements of the Company.

Interest rate instruments

The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable rate interest and receives fixed interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company’s interest rate swaps are designated as fair value hedges. In a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. Ineffectiveness results when gains and losses on the hedged item are not completely offset by gains and losses in the hedge instrument. No ineffectiveness was recognized in fiscal 2002 related to these instruments. The fair value of these contracts is included in the balance sheet in the line titled "Other assets and deferred charges."

Net Investment instruments

At January 31, 2002, the Company is a party to cross-currency interest rate swaps which hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed rate payments in one currency for fixed rate payments in another currency. During the fourth quarter of fiscal 2002, the Company terminated cross-currency instruments that hedged portions of the Company’s net investments in Canada, Germany and the United Kingdom. These instruments had notional amounts of $6.7 billion. The Company received $1.1 billion in cash related to the fair value of the instruments at the time of the terminations. Prior to the terminations, these instruments were classified as net investment hedges and were recorded at fair value as current assets on the balance sheet with a like amount recorded on the balance sheet shareholders’ equity section in the line "other accumulated comprehensive income." No gain related to the terminations was recorded in the Company’s income statement. The fair value of these contracts is included in the balance sheet in the line titled "Other assets and deferred charges."

Cash Flow Hedge

The Company has entered into a cross-currency interest rate swap related to $325 million of U.S. dollar denominated debt securities issued by a Canadian subsidiary of the Company during fiscal 2002. The swap is designated as a cash flow hedge of foreign currency exchange risk. No ineffectiveness was recognized during fiscal 2002 related to this instrument. The Company expects that the amount of gain existing in other comprehensive income that is expected to be reclassified into earnings within the next 12 months will not be significant. Changes in the foreign currency spot exchange rate result in reclassification of amounts from other comprehensive income to earnings to offset transaction gains or loss on foreign denominated debt. The fair value of this hedge is included in the balance sheet in the line titled "Other assets and deferred charges."

Instruments Not Designated for Hedging

The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. Although these instruments are economic hedges, the Company did not designate these contracts as hedges as required in order to obtain hedge accounting. As a result, the Company marks the contracts to market through earnings. The fair value of these contracts is included in the balance sheet in the line titled "Prepaid expenses and other."

Fair value of financial instruments

Instrument	Notional Amount		Fair Value
(amounts in millions)	1/31/2002	1/31/2001	1/31/2002	1/31/2001
Derivative financial instruments designated for hedging:
Receive fixed rate, pay floating rate interest rate swaps designated as fair value hedges	$ 3,792	$ 500	$ 172	$ 28
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as net investment hedges (Foreign exchange notional amount: GBP 795 and 2,165 at 1/31/2002 and 2001, respectively)	1,250	4,750	192	659
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as net investment hedges (Foreign exchange notional amount: DEM 3,320 at 1/31/2001)	–	1,910	–	366
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as net investment hedges (Foreign exchange notional amount: CAD 1,841 at 1/31/2001)	–	1,250	–	57
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as cash flow hedge (Foreign exchange notional amount: CAD 503 at 1/31/2002)	325	–	8	–
	$ 5,367	$ 8,410	$ 372	$ 1,110

Derivative financial instruments not designated for hedging:
Foreign currency exchange forward contracts (various currencies)	$ 117	$ 292	$ –	$ 6
Basis swap	500	500	1	–
	$ 617	$ 792	$ 1	$ 6

Non-derivative financial instruments:
Long-term debt	$ 17,944	$ 16,735	$ 18,919	$ 17,266

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Interest rate instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from external sources.

5 Other Accumulated Comprehensive Income
Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. The only items currently applicable to the Company are foreign currency translation adjustments and hedge accounting adjustments. The following table gives further detail regarding the changes in the composition of other accumulated comprehensive income during fiscal 2002, 2001 and 2000:

	Currency Translation Adjustment	Net Investment Hedges	Cash Flow Hedges	Total
Balance at January 31, 1999	($ 458)	($ 51)	$ –	($ 509)
Foreign currency translation adjustment	(182)	–	–	(182)
Change in fair value of hedging instruments	–	236	–	236
Balance at January 31, 2000	(640)	185	–	(455)
Foreign currency translation adjustment	(1,126)	–	–	(1,126)
Change in fair value of hedging instruments	–	897	–	897
Balance at January 31, 2001	(1,766)	1,082	–	(684)
Foreign currency translation adjustment	(472)	–	–	(472)
Change in fair value of hedging instruments	–	315	–	315
Reclassification of tax payable on terminated hedges	–	(426)	–	(426)
Change in fair value of cash flow hedges	–	–	7	7
Reclassification to earnings to offset transaction gain on debt	–	–	(8)	(8)
Balance at January 31, 2002	($ 2,238)	$ 971	($ 1)	($ 1,268)

6 Income Taxes
The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2002	2001	2000
Current
Federal	$ 3,021	$ 2,641	$ 2,920
State and local	310	297	299
International	381	412	257
Total current tax provision	3,712	3,350	3,476
Deferred
Federal	230	457	(71)
State and local	17	34	(3)
International	(62)	(149)	(183)
Total deferred tax provision (benefit)	185	342	(257)
Total provision for income taxes	$ 3,897	$ 3,692	$ 3,219 (a)

(a) Total provision for income tax includes a provision on income before the cumulative effect of accounting change of $3,338 million and a tax benefit of $119 million resulting from the cumulative effect of the accounting change.

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	2002	2001	2000
Domestic	$ 9,523	$ 9,203	$ 8,414
International	1,228	913	669
Total earnings before income taxes	$ 10,751	$ 10,116	$ 9,083

Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

	2002	2001	2000
Deferred tax liabilities
Property, plant, and equipment	$ 906	$ 751	$ 748
Inventory	368	407	393
International, principally asset basis difference	448	398	348
Acquired asset basis difference	53	65	314
Other	138	87	66
Total deferred tax liabilities	1,913	1,708	1,869
Deferred tax assets
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	832	865	1,098
Capital leases	26	74	193
International, asset basis and loss carryforwards	459	352	402
Deferred revenue	137	142	181
Other	159	153	215
Total deferred tax assets	1,613	1,586	2,089
Net deferred tax liabilities (assets)	$ 300	$ 122	$ (220)

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,	2002	2001	2000
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.98%	2.13%	2.18%
International	(1.01%)	(0.84%)	(0.74%)
Other	0.28%	0.21%	0.31%
	36.25%	36.50%	36.75%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of certain foreign subsidiaries aggregating approximately $1 billion at January 31, 2002, as such earnings have been reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

7 Acquisitions

In fiscal 2001, the Company purchased 271.3 million shares of stock in Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) at a total cash cost of $587 million. This transaction increased the Company’s ownership percentage by approximately 6% and resulted in goodwill of $422 million, which was amortized over a 40-year life. Beginning in the first quarter of fiscal 2003, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests under FASB Standard 142. See Note 1 of Notes to Consolidated Financial Statements for additional information on New Accounting Pronouncements.

In December 1999, the Company acquired most of the minority interest of its operation in South Korea from its joint venture partner with the remaining minority interest being acquired during the first quarter of fiscal 2001.

During the third quarter of fiscal 2000, the Company acquired ASDA Group PLC (ASDA), the third-largest retailer in the United Kingdom with 229 stores. The transaction was accounted for as a purchase. The results of operations are included in the consolidated Company results since the date of acquisition. The purchase price of approximately $11 billion was allocated to the net assets acquired and liabilities assumed based on their estimated fair value. The resulting goodwill and other acquired intangible assets of approximately $7 billion are being amortized over 40 years prior to the adoption of FASB 142.

The following table presents unaudited pro forma results as if the ASDA acquisition had occurred at the beginning of the fiscal year ended January 31, 2000. Adjustments to net income are primarily related to the amortization of goodwill and other acquired intangible assets and additional interest expense on the debt incurred to finance the acquisition. The ASDA results were converted from Great Britain pounds to United States dollars at the average exchange rate for the period presented. The conversion rates range from 1.61 to 1.66. The aggregate impact of other acquisitions in this period are not presented due to the insignificant differences from historical results (amounts in millions except per share data):

Fiscal years ended January 31,	2000
Sales	$ 172,295
Net income	$ 5,551
Net income per share – basic	$ 1.25
Net income per share – diluted	$ 1.24

8 Stock Option Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement 123, "Accounting for Stock-Based Compensation," (FAS No. 123) requires the use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The options granted under the stock option plans generally expire ten years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995 and before fiscal 2001 may be exercised in seven annual installments. Options granted after fiscal 2001 may be exercised in five annual installments.

Pro forma information regarding net income and income per share is required by FAS No. 123 and has been determined as if the Company had accounted for its employee stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 4.4% and 7.2%, dividend yields between .4% and 1.3%, volatility factors between .23 and .41, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, 5.8 years for options issued thereafter and 2.0 to 4.0 years for options converted from ASDA stock options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ending January 31, 2002, 2001, and 2000, were $24, $22, and $13, per option, respectively.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, results in the following net income and net income per share (amounts in millions except per share data):

Fiscal years ended January 31,	2002	2001	2000
Pro forma net income	$ 6,592	$ 6,235	$ 5,324
Pro forma earnings per share – basic	$ 1.48	$ 1.40	$ 1.20
Pro forma earnings per share – dilutive	$ 1.47	$ 1.39	$ 1.19

Pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

The following table summarizes information about stock options outstanding as of January 31, 2002:

Range of exercise prices	Number of outstanding options	Weighted average remaining life in years	Weighted average exercise price of outstanding options	Number of options exerciseable	Weighted average exercise price of exerciseable options
$ 4.24 to 7.25	64,000	1.6	$ 5.67	54,000	$ 5.95
10.81 to 15.41	16,128,000	3.8	11.89	8,616,000	12.05
17.53 to 23.33	6,894,000	6.0	19.29	3,409,000	19.39
24.72 to 34.53	1,258,000	8.6	26.40	218,000	30.30
39.88 to 45.75	5,815,000	7.1	40.84	2,183,000	40.99
46.00 to 54.56	17,629,000	8.5	48.30	2,299,000	46.60
55.38 to 63.44	1,937,000	9.2	55.87	44,000	58.85
$ 4.24 to 63.44	49,725,000	6.5	$ 31.28	16,823,000	$ 22.35

 Further information concerning the options is as follows:

	Shares	Option price per share	Weighted Average per share	Total
January 31, 1999	56,158,000	$ 4.39 – 43.00	$ 16.32	$ 916,675,000
(12,357,000 shares exerciseable)
Options granted	1,540,000	41.25 – 63.44	44.62	68,703,000
ASDA options converted to Wal-Mart options	4,250,000	46.17	46.17	196,244,000
Options canceled	(2,452,000)	5.33 – 43.00	17.27	(42,337,000)
Options exercised	(8,182,000)	4.39 – 39.88	11.44	(93,583,000)
January 31, 2000	51,314,000	$ 5.33 – 63.44	$ 20.39	$ 1,045,702,000
(12,967,000 shares exerciseable)
Options granted	9,841,000	45.38 – 58.94	48.30	475,332,000
Options canceled	(3,444,000)	6.75 – 54.56	26.47	(92,274,000)
Options exercised	(7,865,000)	6.75 – 46.00	13.50	(106,145,000)
January 31, 2001	49,846,000	$ 5.33 – 63.44	$ 26.56	$ 1,322,615,000
(15,944,000 shares exerciseable)
Options granted	11,281,000	4.24 – 56.80	47.71	538,182,000
Options canceled	(1,969,000)	11.13 – 54.56	34.02	(67,030,000)
Options exercised	(9,433,000)	4.24 – 47.56	22.37	(212,065,000)
January 31, 2002	49,725,000	$ 4.24 – 63.44	$ 30.53	$ 1,581,702,000
(16,823,000 shares exerciseable)
Shares available for option:
January 31, 2001	65,521,000
January 31, 2002	56,209,000

Income tax benefit recorded as a result of the tax deductions triggered by employee exercise of stock options amounted to $106 million, $118 million and $125 million in fiscal 2002, 2001 and 2000, respectively.

9 Commitments and Contingencies

The Company and its subsidiaries are involved from time to time in claims, proceedings and litigation arising from the operation of its business. The Company does not believe that any such claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company’s financial position or results of its operations.

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $1,043 million, $893 million, and $762 million in 2002, 2001, and 2000, respectively. Aggregate minimum annual rentals at January 31, 2002, under non-cancelable leases are as follows (in millions):

Fiscal year	Operating leases	Capital leases
2003	$ 623	$ 425
2004	602	424
2005	586	423
2006	565	419
2007	547	409
Thereafter	5,131	3,414
Total minimum rentals	$ 8,054	5,514
Less estimated executory costs		63
Net minimum lease payments		5,451
Less imputed interest at rates ranging from 6.1% to 14.0%		2,258
Present value of minimum lease payments		$ 3,193

Certain of the leases provide for contingent additional rentals based on percentage of sales. The additional rentals amounted to $63 million, $56 million and $51 million in 2002, 2001 and 2000, respectively. Substantially all of the store leases have renewal options for additional terms of from 5 to 80 years at comparable rentals.

The Company has entered into lease commitments for land and buildings for 20 future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 20 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $25 million annually over the lease terms.

10 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, South Korea, Puerto Rico, and the United Kingdom; through joint ventures in China; and through majority-owned subsidiaries in Brazil and Mexico. The Company identifies segments based on management responsibility within the United States and geographically for all international units. The Wal-Mart Stores segment includes the Company’s discount stores, Supercenters and Neighborhood Markets in the United States. The SAM’S CLUB segment includes the warehouse membership clubs in the United States. The Company’s operations in Argentina, Brazil, China, Germany, South Korea, Mexico and the United Kingdom are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year end. The Company measures segment profit as operating income, which is defined as income before interest expense, income taxes, minority interest and cumulative effect of accounting change. Information on segments and a reconciliation to income, before income taxes, minority interest and cumulative effect of accounting change, are as follows (in millions):

Fiscal year ended January 31, 2002	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 139,131	$ 29,395	$ 35,485	$ 13,788	$ 217,799
Intercompany real estate charge (income)	1,993	411	–	(2,404)	–
Depreciation and amortization	1,091	177	595	1,427	3,290

Operating income (loss)	10,305	1,028	1,458	(714)	12,077
Interest expense					(1,326)
Income before income taxes and minority interest					10,751
Total assets	$ 21,890	$ 3,958	$ 26,324	$ 31,279	$ 83,451

Fiscal year ended January 31, 2001	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 121,889	$ 26,798	$ 32,100	$ 10,542	$ 191,329
Intercompany real estate charge (income)	1,766	383	–	(2,149)	–
Depreciation and amortization	927	147	562	1,232	2,868

Operating income (loss)	9,724	942	1,112	(288)	11,490
Interest expense					(1,374)
Income before income taxes and minority interest					10,116
Total assets	$ 20,286	$ 3,843	$ 25,742	$ 28,259	$ 78,130

Fiscal year ended January 31, 2000	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 108,721	$ 24,801	$ 22,728	$ 8,763	$ 165,013
Intercompany real estate charge (income)	1,542	366	–	(1,908)	–
Depreciation and amortization	812	124	402	1,037	2,375

Operating income (loss)	8,701	850	817	(263)	10,105
Interest expense					(1,022)
Income before income taxes, minority interest and cumulative effect of accounting change					9,083
Total assets	$ 18,213	$ 3,586	$ 25,330	$ 23,220	$ 70,349

Operating income information for fiscal years 2000 and 2001 has been reclassified to conform to current-year presentation. For this reclassification, certain corporate expenses have been moved from the "other" category to the operating segments.

Domestic long-lived assets excluding goodwill were $33,612 million, $29,741 million and $25,227 million in 2002, 2001 and 2000, respectively. Additions to domestic long-lived assets were $4,749 million, $6,374 million and $3,814 million in 2002, 2001 and 2000, respectively. International long-lived assets excluding goodwill were $12,138 million, $11,193 million and $10,742 million in 2002, 2001 and 2000, respectively. Additions to International long-lived assets were $1,436 million, $711 million and $7,070 million in 2002, 2001 and 2000, respectively. The International segment includes all international real estate. The operations of the Company’s ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2002, 2001 and 2000 were $15.3 billion, $14.5 billion and $7.2 billion, respectively. At January 31, 2002 and 2001, ASDA long-lived assets, including primarily net plant, property and equipment and net goodwill, totaled $12.4 billion in each year.

All of the real estate in the United States is included in the "Other" category and is leased to Wal-Mart Stores and SAM’S CLUB. The revenues in the "Other" category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S CLUB segments. McLane is not a significant segment and therefore, results are not presented separately.

11 Quarterly Financial Data (Unaudited)

	Quarters ended
Amounts in millions (except per share information)	April 30,	July 31,	October 31,	January 31,
2002
Net sales	$ 48,052	$ 52,799	$ 52,738	$ 64,210
Cost of sales	37,850	41,412	41,388	50,912
Net income	1,380	1,622	1,481	2,188
Net income per common share, basic and diluted	$ 0.31	$ 0.36	$ 0.33	$ 0.49
2001
Net sales	$ 42,985	$ 46,112	$ 45,676	$ 56,556
Cost of sales	33,665	36,044	35,694	44,852
Net income	1,326	1,596	1,369	2,004
Net income per common share, basic and diluted	$ 0.30	$ 0.36	$ 0.31	$ 0.45

Report of Independent Auditors

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tulsa, Oklahoma	Ernst & Young LLP (Signature)
March 22, 2002

Report of Management

Management of Wal-Mart Stores Inc. is responsible for the integrity and objectivity of the financial statements and other information presented in this report. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires certain estimates and judgments, which are based upon currently available information and management’s view of current conditions and circumstances.

Management has developed and maintains a system of accounting and controls, including an extensive internal audit program. These controls and procedures are designed to provide reasonable assurance that the Company’s assets are protected from improper use and that Wal-Mart’s accounting records provide a reliable basis for the preparation of financial statements. We continually review, improve and modify these systems and programs in response to changes in business conditions and operations and the recommendations made by Wal-Mart’s internal and external auditors. We believe that the accounting and control systems provide reasonable assurance that Wal-Mart’s assets are safeguarded and that the financial information presented is reliable.

Our Company was founded on the belief that open communications and the highest standard of ethics are necessary to be successful. Our long-standing "open door" communication policy helps management be aware of and deal with issues in a timely and effective manner. Through the open door policy all Associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to the Company.

Wal-Mart has adopted a Statement of Ethics to guide our Associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of the Company’s business. Familiarity and compliance with the Statement of Ethics is periodically reviewed and acknowledged in writing by all management Associates. The Company also has in place a Related Party Transaction Policy. This policy applies to all Officers and Directors of the Company and requires material related party transactions to be reviewed by the Audit Committee of the Board of Directors. Annually, the Company’s Officers and Directors report material related party transactions to the Company and Officers acknowledge their familiarity and compliance with the policy.

We retain Ernst & Young LLP, independent auditors, to audit the company’s financial statements. Their audits are performed in accordance with generally accepted auditing standards. We have made available to Ernst & Young LLP all financial records and related data.

The Board of Directors, through the activities of its Audit Committee consisting solely of outside directors, provides oversight of the process of reporting financial information. The Committee stays informed of the financial condition of the Company and regularly reviews its financial policies and procedures, the independence of the Company’s independent auditors, its internal accounting controls and the objectivity of its financial reporting. Both the Company’s independent auditors and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, both with and without management present.

Lee Scott (Signature)	Tom Schoewe (Signature)

H. Lee Scott	Thomas M. Schoewe
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Corporate Information

Listings – Stock Symbol: WMT
New York Stock Exchange
Pacific Stock Exchange

Market Price of Common Stock

	Fiscal years ended January 31,
	2002	2001
Quarter Ended	Hi	Low	Hi	Low
April 30	$55.70	$46.91	$63.56	$44.50
July 31	$55.88	$47.34	$62.00	$51.00
October 31	$55.99	$44.00	$57.63	$43.25
January 31	$59.86	$52.24	$58.44	$43.69

Dividends Paid Per Share

Fiscal years ended January 31,
Quarterly
2001	2000
April 9	$0.0700	April 10	$0.0600
July 9	$0.0700	July 10	$0.0600
October 9	$0.0700	October 10	$0.0600
January 9	$0.0700	January 8	$0.0600