Form 10-K, Exhibit 13
period 2003-01-31
WAL MART STORES INC
filed 2003-04-15
CIK 104169

Fiscal 2003 End-of-Year Store Count

State	Discount Stores	Supercenters	SAM’S ClubS	Neighborhood Markets

Alabama	34	49	9	2
Alaska	6	0	3	0
Arizona	24	17	10	0
Arkansas	35	43	4	6
California	133	0	30	0
Colorado	17	29	14	0
Connecticut	27	2	3	0
Delaware	3	3	1	0
Florida	66	87	37	1
Georgia	42	61	20	0
Hawaii	6	0	1	0
Idaho	5	11	1	0
Illinois	81	33	27	0
Indiana	42	42	14	0
Iowa	27	24	7	0
Kansas	29	23	6	0
Kentucky	34	41	5	0
Louisiana	35	47	12	0
Maine	12	9	3	0
Maryland	32	5	13	0
Massachusetts	41	1	3	0
Michigan	48	14	22	0
Minnesota	34	9	12	0
Mississippi	21	41	5	1
Missouri	56	58	14	0
Montana	5	6	1	0
Nebraska	10	11	3	0
Nevada	11	7	5	0
New Hampshire	19	6	4	0
New Jersey	30	0	8	0
New Mexico	6	18	5	0
New York	52	22	18	0
North Carolina	47	52	17	0
North Dakota	8	0	2	0
Ohio	70	28	26	0
Oklahoma	41	40	7	12
Oregon	24	3	0	0
Pennsylvania	50	43	20	0
Rhode Island	8	0	1	0
South Carolina	22	37	9	0
South Dakota	6	4	2	0
Tennessee	33	57	15	2
Texas	117	155	68	24
Utah	6	15	7	1
Vermont	4	0	0	0
Virginia	21	52	13	0
Washington	29	6	2	0
West Virginia	8	20	3	0
Wisconsin	49	20	11	0
Wyoming	2	7	2	0

U.S. Totals:	1,568	1,258	525	49

International/Worldwide

State	Discount Stores	Supercenters	SAM’S ClubS	Neighborhood Markets

Argentina	0	11	0	0
Brazil	0	12	8	2*
Canada	213	0	0	0
China	0	20	4	2
Germany	0	94	0	0
Korea	0	15	0	0
Mexico	472†	75	50	0
Puerto Rico	9	1	9	33**
United Kingdom	248‡	10	0	0

International Totals:	942	238	71	37

Grand Totals:	2,510	1,496	596	86

* Brazil includes Todo Dias
† Mexico includes 118 Bodegas, 50 Suburbias, 44 Superamas, 260 Vips
** Puerto Rico includes 33 Amigos
‡ United Kingdom includes 248 ASDA Stores

Page 7 of Annual Report

11-Year Financial Summary

(Dollar amounts in millions except per share data)	2003	2002	2001
Net sales	$ 244,524	$ 217,799	$ 191,329
Net sales increase	12%	14%	16%
Domestic comparative store sales increase*	5%	6%	5%
Other income-net	2,001	1,873	1,787
Cost of sales	191,838	171,562	150,255
Operating, selling and general and administrative expenses	41,043	36,173	31,550
Interest costs:
Debt	803	1,083	1,104
Capital leases	260	274	279
Interest income	(138)	(171)	(188)
Provision for income taxes	4,487	3,897	3,692
Minority interest and equity in unconsolidated subsidiaries	(193)	(183)	(129)
Cumulative effect of accounting change, net of tax	–	–	–
Net income	8,039	6,671	6,295

Per share of common stock:
Basic net income	1.81	1.49	1.41
Diluted net income	1.81	1.49	1.40
Dividends	0.30	0.28	0.24
Financial Position
Current assets	$ 30,483	$ 27,878	$ 26,555
Inventories at replacement cost	25,056	22,749	21,644
Less LIFO reserve	165	135	202
Inventories at LIFO cost	24,891	22,614	21,442
Net property, plant and equipment and capital leases	51,904	45,750	40,934
Total assets	94,685	83,527	78,130
Current liabilities	32,617	27,282	28,949
Long-term debt	16,607	15,687	12,501
Long-term obligations under capital leases	3,001	3,045	3,154
Shareholders’ equity	39,337	35,102	31,343
Financial Ratios
Current ratio	0.9	1.0	0.9
Inventories/working capital	(11.7)	38.2	(9.0)
Return on assets**	9.2%	8.5%	8.7%
Return on shareholders’ equity***	21.6%	20.1%	22.0%
Other Year-End Data
Number of domestic Wal-Mart stores	1,568	1,647	1,736
Number of domestic Supercenters	1,258	1,066	888
Number of domestic SAM’S CLUBS	525	500	475
Number of domestic Neighborhood Markets	49	31	19
International units	1,288	1,170	1,070
Number of Shareholders of record	330,000	324,000	317,000

* Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since February 1 of the prior fiscal year.

** Net income before minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change/average assets

*** Net income/average shareholders’ equity

**** Calculated giving effect to the amount by which a lawsuit settlement exceeded established reserves. If this settlement was not considered, the return was 9.8%.

Page 16 of Annual Report

2000	1999	1998	1997	1996	1995	1994	1993
$ 165,013	$ 137,634	$ 117,958	$ 104,859	$ 93,627	$ 82,494	$ 67,344	$ 55,484
20%	17%	12%	12%	13%	22%	21%	26%
8%	9%	6%	5%	4%	7%	6%	11%
1,615	1,391	1,290	1,293	1,138	904	633	490
129,664	108,725	93,438	83,510	74,505	65,586	53,444	44,175
27,040	22,363	19,358	16,946	15,021	12,858	10,333	8,321

779	535	558	629	693	520	331	143
266	268	229	216	196	186	186	180
(204)	(189)	(54)	(26)	(9)	(10)	(12)	(7)
3,338	2,740	2,115	1,794	1,606	1,581	1,358	1,171
(170)	(153)	(78)	(27)	(13)	4	(4)	4
(198)	–	–	–	–	–	–	–
5,377	4,430	3,526	3,056	2,740	2,681	2,333	1,995

1.21	0.99	0.78	0.67	0.60	0.59	0.51	0.44
1.20	0.99	0.78	0.67	0.60	0.59	0.51	0.44
0.20	0.16	0.14	0.11	0.10	0.09	0.07	0.05

$ 24,356	$ 21,132	$ 19,352	$ 17,993	$ 17,331	$ 15,338	$ 12,114	$ 10,198
20,171	17,549	16,845	16,193	16,300	14,415	11,483	9,780
378	473	348	296	311	351	469	512
19,793	17,076	16,497	15,897	15,989	14,064	11,014	9,268
35,969	25,973	23,606	20,324	18,894	15,874	13,176	9,793
70,349	49,996	45,384	39,604	37,541	32,819	26,441	20,565
25,803	16,762	14,460	10,957	11,454	9,973	7,406	6,754
13,672	6,908	7,191	7,709	8,508	7,871	6,156	3,073
3,002	2,699	2,483	2,307	2,092	1,838	1,804	1,772
25,834	21,112	18,503	17,143	14,756	12,726	10,753	8,759

0.9	1.3	1.3	1.6	1.5	1.5	1.6	1.5
(13.7)	3.9	3.4	2.3	2.7	2.6	2.3	2.7
9.5%****	9.6%	8.5%	7.9%	7.8%	9.0%	9.9%	11.1%
22.9%	22.4%	19.8%	19.2%	19.9%	22.8%	23.9%	25.3%

1,801	1,869	1,921	1,960	1,995	1,985	1,950	1,848
721	564	441	344	239	147	72	34
463	451	443	436	433	426	417	256
7	4	–	–	–	–	–	–
1,004	715	601	314	276	226	24	10
307,000	261,000	246,000	257,000	244,000	259,000	258,000	181,000

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

Page 17 of Annual Report

Management’s Discussion and Analysis
Wal-Mart is in the business of serving customers. In the United States, our operations are centered on operating retail stores and membership warehouse clubs. Internationally, our operations are centered on retail stores, warehouse clubs and restaurants. We have built our business by offering our customers quality merchandise at low prices. We are able to lower the cost of merchandise through our negotiations with suppliers and by efficiently managing our distribution network. The key to our success is our ability to grow our base business. In the U.S. we grow our base business by building new stores and by increasing sales in our existing stores. Internationally, we grow our business by building new stores, increasing sales in our existing stores and through acquisitions. We intend to continue to expand both domestically and internationally.

We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business so that you may better understand how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2003 and the year then ended and the notes accompanying those financial statements.

Net Sales
The Company and each of its operating segments had net sales (in millions) for the three fiscal years ended January 31, 2003 as follows:

Fiscal Year	Wal-Mart Stores	SAM’S CLUB	International	Other	Total Company	Total Company Increase from Prior Fiscal Year
2003	$ 157,121	$ 31,702	$ 40,794	$ 14,907	$ 244,524	12%
2002	139,131	29,395	35,485	13,788	217,799	14%
2001	121,889	26,798	32,100	10,542	191,329	16%

Our net sales grew by 12% in fiscal 2003 when compared with fiscal 2002. That increase resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 5% when compared with fiscal 2002. The net sales increase of 14% in fiscal 2002, when compared with fiscal 2001, resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 6%. We consider comparative stores sales to be sales at stores that were open as of February 1st of the prior fiscal year and have not been expanded or relocated since February 1st of the prior fiscal year. Stores that were expanded or relocated during that period are not included in the calculation of comparative store sales. Comparative store sales are also referred to as "same-store" sales within the retail industry. The Wal-Mart Stores and SAM’S CLUB segments include domestic units only. Wal-Mart Stores and SAM’S CLUBS located outside the United States are included in the International segment.

Costs and Expenses
For fiscal 2003, our cost of sales decreased as a percentage of total net sales when compared to fiscal 2002, resulting in an overall increase of 0.32% in the Company’s gross profit as a percentage of sales (our "gross margin") from 21.23% in fiscal 2002 to a gross margin of 21.55% in fiscal 2003. This increase in gross margin occurred primarily due to lower shrinkage, reduced markdowns and improvements in the mix of product sold. Partially offsetting the overall increase in gross margin in fiscal 2003, the Company’s cost of sales increased by $30 million as a result of a LIFO inventory adjustment. The balance in the LIFO reserve on the Company’s balance sheet is attributable to food inventories as well as other inventories held by our subsidiary, McLane Company, Inc. We believe that these categories will remain inflationary in the near future and that future gross margins will continue to experience downward pressure from LIFO adjustments, such as that which occurred in fiscal 2003. Management also expects downward pressure on our gross margins as food sales continue to increase as a percentage of total Company sales both domestically and internationally. This trend results from the Company’s program to convert many of our Wal-Mart discount stores to Supercenters, which have full-line food departments, the opening of additional Supercenters and the opening of additional Neighborhood Markets all of which result in increases in food sales as a percentage of our total net sales. Food products generally carry lower margins than general merchandise.

Page 18 of Annual Report

Our total cost of sales as a percentage of our total net sales increased for fiscal 2002 when compared to fiscal 2001, resulting in an overall decrease in gross margin of 0.24% from 21.47% for fiscal 2001 to 21.23% in fiscal 2002. This reduction in gross margin resulted primarily due to a shift in customer buying patterns to products that carry lower margins and an increase in food sales as a percent of our total sales. Partially offsetting the overall decrease in gross margin in fiscal 2002, the Company reduced cost of sales by $67 million as a result of a LIFO inventory adjustment.

Our operating, selling, general and administrative expenses ("SG&A expenses") increased 0.17% as a percentage of total net sales to 16.78% in fiscal 2003 when compared with 16.61% in fiscal 2002. This increase was primarily due to increased insurance costs, including Associate medical, property and casualty insurance, as well as increased payroll and payroll related costs. Management believes that the trend of increasing insurance costs will continue for at least the near future. The change in accounting for goodwill required by the Company’s adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") also affected the comparison of fiscal 2003 with fiscal 2002. FAS 142 requires that companies no longer amortize goodwill. Instead, we must perform an annual review to determine if the goodwill shown on our balance sheet is impaired and should be written-down. The comparison of this fiscal year to the last fiscal year is positively impacted by this accounting change since we have not recorded any goodwill amortization expense since January 31, 2002. If our SG&A expense for fiscal 2002 were adjusted to remove the goodwill amortization recorded for fiscal 2002 (but which would not have been recorded had FAS 142 been in place during that year), our operating expenses would have been reduced by $246 million. If fiscal 2002 operating expenses were adjusted to remove that goodwill amortization, our operating expenses as a percent of sales would be 16.50% rather than the 16.61% reported above.

Our SG&A expense increased 0.12% as a percentage of total net sales to 16.61% in fiscal 2002 when compared with fiscal 2001. This increase was primarily due to increased utility and insurance costs, including Associate medical, property and casualty insurance.

Interest Costs
For fiscal 2003, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.17% when compared to fiscal 2002. These decreases resulted from lower average interest rates on our outstanding indebtedness, less need for debt financing due to our efforts to reduce our average inventory balances and the positive impact of our fixed to variable interest rate swap program. In prior years we reported the majority of interest income under the caption "miscellaneous income." In the current year interest income is netted against interest cost. Interest income in previous years has been reclassified for a consistent presentation. Both our U.S. and International operating units generate interest income; however, the largest contributor of interest income is our operation in Mexico. Interest income expressed as a percent of net sales decreased by 0.02% when comparing fiscal 2003 to fiscal 2002. This decrease was caused primarily by a decline in interest rates in Mexico. For fiscal 2002, our interest costs on debt and capital leases, net of interest income as a percentage of net sales decreased 0.08% from 0.62% in fiscal 2001 to 0.54% in fiscal 2002. This decrease resulted from lower interest rates, less need for debt financing of the Company’s operations due to the Company’s inventory reduction efforts and the positive impacts of the Company’s fixed rate to variable rate interest rate swap program. Interest income stated as a percentage of net sales for fiscal 2002 was 0.02% less than in fiscal 2001. See the "Market Risk" section of this discussion for further detail regarding the Company’s fixed to floating interest rate swaps.

Net Income
During fiscal 2003, we earned net income of $8.039 billion, a 20.5% increase over our net income for fiscal 2002. Our net income for fiscal 2003 increased at a rate in excess of that by which our total net sales grew in fiscal 2003 largely as a result of the increase in our overall gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2003 as discussed above. Additionally, as discussed above, the comparison of net income earned in fiscal 2003 with the net income earned in fiscal 2002 is positively impacted by an accounting change related to goodwill amortization. As the tax impact of not amortizing goodwill would have been minimal in dollars, increasing tax expense by only $11 million for fiscal 2002, our fiscal 2002 net income would have increased by $235 million and basic earnings per share would have increased by $0.06 if we had not amortized goodwill in fiscal 2002.

In fiscal 2002, we earned net income of $6.671 billion, a 6.0% increase over the aggregate net income of the Company in fiscal 2001. Our net income did not grow in fiscal 2002 by the same percentage as our total net sales grew in fiscal 2002 largely as a result of the reduction in the overall gross margin and increased costs and expenses of the Company in fiscal 2002 as discussed above.

Page 19 of Annual Report

The non-amortization provisions of FAS 142 had an overall positive impact on our effective income tax rate for fiscal 2003. Our effective income tax rate for fiscal 2003 was 35.3% compared with an effective income tax rate of 36.2% for fiscal 2002. Had the accounting standard been in place for fiscal 2002, the effective income tax rate would have been reduced by 0.7% from 36.2% to 35.5% for that fiscal year. The remainder of the reduction in the effective income tax rate resulted from a variety of factors, but predominately from the changing mix of results of operations of our subsidiaries in foreign countries, which have disparate tax rates.

In mid-October 2002 the German government proposed a number of tax law changes and spending cuts, with an expected vote in the first half of calendar 2003. We previously recorded a deferred tax asset related to our tax loss carry-forwards in Germany. The proposals include provisions which, if enacted, may limit the usage of such tax loss carry-forwards in any one year.

During July 2001, we acquired the outstanding minority interest in Wal-Mart.com, Inc. from Accel Partners and a small group of other investors. A reorganization resulting from the acquisition resulted in a charge against the earnings of the Company during fiscal 2002 of slightly less than $0.01 per share.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	12.9%	$ 11.9	16.2%	7.6%
2002	14.1%	$ 10.2	6.3%	7.3%
2001	12.1%	$ 9.6	10.5%	7.9%

The Wal-Mart Stores segment net sales amounted to 64.3% of total Company net sales in fiscal 2003, which compares to 63.9% in fiscal 2002 and 63.7% in fiscal 2001.

The segment net sales increases in fiscal 2003 and fiscal 2002 from the prior fiscal years resulted from comparative store sales increases of 5.7% in fiscal 2003 and 5.9% in fiscal 2002, and our expansion program in the Wal-Mart Stores segment. Segment expansion during fiscal 2003 included the opening of 43 Wal-Mart stores, 18 Neighborhood Markets and 192 Supercenters (including the conversion of 122 existing Wal-Mart stores into Supercenters) and added 32.1 million (or 9.0%) of additional store square footage. Segment expansion during fiscal 2002 included the opening of 33 Wal-Mart stores, 12 Neighborhood Markets and 178 Supercenters (including the conversion of 121 existing Wal-Mart stores into Supercenters) and added 27.7 million (or 8.4%) of additional store square footage.

The fiscal 2003 increase in segment operating income as a percentage of segment sales resulted from a 0.20% improvement in gross margin which was partially offset by a 0.04% increase in SG&A expenses as a percentage of segment sales compared with fiscal 2002. The gross margin improvement was driven primarily by an improvement in the mix of products sold and reductions in shrinkage and markdowns. We continue to see increases in our lower-margin food sales as a percentage of total segment sales, which puts downward pressure on our gross margin. As more discount stores are converted to Supercenters and new Supercenters and Neighborhood Markets are opened, we expect to see further increases in food sales as a percentage of total segment sales. Segment expenses in fiscal 2003 as a percent of sales were higher than fiscal 2002 due primarily to increased insurance costs throughout the year and late in the fiscal year, utility costs.

A reduction in gross margin and an increase in operating expenses caused the decrease in segment operating income as a percent of segment sales in fiscal 2002 when compared to fiscal 2001. The gross margin reduction was driven primarily by an increase in lower-margin food sales as a percentage of total segment sales and a change in customer buying patterns to lower-margin merchandise. Segment expenses in fiscal 2002 as a percent of sales were higher than fiscal 2001 due primarily to increased Associate wages, utility, repairs and maintenance expenses and insurance costs.

SAM’S CLUB Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	7.8%	$ 1.028	0.0%	3.2%
2002	9.7%	$ 1.028	9.1%	3.5%
2001	8.1%	$ 0.942	10.8%	3.5%

Page 20 of Annual Report

The SAM’S CLUB segment net sales amounted to 13.0% of total Company net sales in fiscal 2003, which compares to 13.5% and 14.0% in fiscal 2002 and 2001, respectively. The decrease in this segment’s sales as a percent of total Company sales in fiscal 2003 and 2002 when compared to fiscal 2001 resulted from the International segment net sales and the Wal-Mart Stores segment net sales growing at a faster rate than the SAM’S CLUB segment net sales.

Growth in net sales for the SAM’S CLUB segment in fiscal 2003 and fiscal 2002 resulted from comparative club sales increases of 2.3% in fiscal 2003 and 5.7% in fiscal 2002, and our expansion program. Segment expansion during each of fiscal 2003 and 2002 consisted of the opening of 25 new clubs and added 4.0 million (or 6.5%) and 3.8 million (or 6.4%) of additional club square footage in fiscal 2003 and fiscal 2002, respectively.

Operating income as a percentage of sales decreased in fiscal 2003 when compared to fiscal 2002. Segment gross margin and other income as a percent of sales were unchanged when comparing fiscal 2003 with fiscal 2002. Segment operating expenses as a percent of sales increased by 0.26% in fiscal 2003. Expense pressures were felt by the SAM’S CLUB segment in the areas of insurance, property taxes and food distribution costs.

Segment gross margin increased slightly during fiscal 2002 when compared with fiscal 2001; however, an increase in operating expense as a percent of sales offset this margin increase, leaving segment operating income as a percent of sales unchanged from fiscal 2001. The main expense pressures in fiscal 2002 in the SAM’S CLUB segment occurred in the areas of utility and maintenance and repair costs.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	15.0%	$ 2.033	55.8%	5.0%
2002	10.5%	$ 1.305	37.5%	3.7%
2001	41.2%	$ 0.949	41.6%	3.0%

Our International segment is comprised of wholly-owned operations in Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom; operations through joint ventures in China, operations through majority-owned subsidiaries in Brazil and Mexico and through a minority investment in Japan. International sales accounted for approximately 16.7% of total Company sales in fiscal 2003 compared with 16.3% in fiscal 2002 and 16.8% in fiscal 2001.

The fiscal 2003 increase in International net sales and operating income primarily resulted from both improved operating results and our international expansion program. In fiscal 2003, excluding the units acquired in the Amigo acquisition, the International segment opened, expanded or relocated 115 units which added 8.1 million (or 8.3%) of additional unit square footage. Additionally, the impact of changes in foreign currency exchange rates positively affected the translation of International segment sales into U.S. dollars by an aggregate of $47 million in fiscal 2003.

The fiscal 2002 increase in International sales and operating income primarily resulted from both improved operating results and our international expansion program. In fiscal 2002, the International segment opened, expanded or relocated 128 units which added 8.4 million (or 9.5%) of additional unit square footage. Partially offsetting the impact of the expansion program, changes in foreign currency exchange rates negatively affected the translation of International segment sales into U.S. dollars by an aggregate of $1.1 billion in fiscal 2002.

Fiscal 2003 sales at our United Kingdom subsidiary ASDA, made up 44.5% of the International segment net sales. Sales included in the Company’s consolidated income statement for ASDA during fiscal 2003, 2002 and 2001 were $18.1 billion, $15.3 billion and $14.5 billion, respectively.

The fiscal 2003 increase in segment operating income as a percentage of segment sales resulted from a 0.41% improvement in gross margin and a 0.77% reduction in operating expenses as a percentage of segment sales compared with fiscal 2002. The adoption of FAS 142 affected the comparison of operating income between fiscal 2003 and fiscal 2002 because, in accordance with FAS 142, we did not record any goodwill amortization expenses during fiscal 2003. If the International segments expenses for the fiscal 2002 were adjusted to remove the goodwill amortization expense recorded for that period (but which would not have been recorded if FAS 142 had been in place in the prior year), the reduction of operating expenses stated as a percentage of segment sales for fiscal 2003 compared with fiscal 2002 would have changed from the 0.77% reduction discussed above to a 0.16% reduction and the International segment’s operating income in fiscal 2002 would have increased $216 million to $1,521 million for fiscal 2002. If FAS 142 had been effective in fiscal 2002, the segment’s operating income increase from the prior fiscal year would have been reduced from 55.8% to 33.7%.

Page 21 of Annual Report

The fiscal 2002 increase in segment operating income as a percentage of segment sales resulted from an improvement in gross margin and a reduction in operating expenses as a percentage of segment sales in fiscal 2002 from fiscal 2001.

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

In fiscal 2003, the foreign currency translation adjustment decreased from the fiscal 2002 level by $1.1 billion leaving a balance of $1.1 billion. This decrease is due to a weakening in the United States dollar against the United Kingdom pound, the euro and the Canadian dollar which was somewhat offset by a strengthening in the United States dollar against the Mexican peso. In fiscal 2002, the foreign currency translation adjustment increased from the fiscal 2001 level by $472 million to a balance $2.2 billion at the end of fiscal 2002. This increase was primarily due to a strengthening in the United States dollar against the local currencies of the countries in which the Company has operations with the exception of Mexico where the peso strengthened against the dollar.

Other
Sales in the Other segment result from sales to third parties by the Company’s wholly owned subsidiary, McLane Company, Inc. ("McLane"), a wholesale distributor. McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S CLUB segments.

Fiscal Year	Segment Sales Increase from Prior Fiscal Year	Segment Operating Loss (in Billions)	Segment Operating Loss Increase from Prior Year	Operating Loss as a Percentage of Segment Sales
2003	8.1%	($ 1.290)	(109.1%)	(8.7%)
2002	30.8%	($ 0.617)	(214.8%)	(4.5%)
2001	20.3%	($ 0.196)	34.0%	(1.9%)

McLane net sales to unaffiliated purchasers accounted for approximately 6.1% of total Company sales in fiscal 2003 compared with 6.3% in fiscal 2002 and 5.5% in fiscal 2001.

Operating losses for the segment in each of the fiscal years presented primarily resulted from corporate overhead expenses including insurance costs, corporate bonuses, various other expenses and in fiscal 2003, the unfavorable impact of a $30 million LIFO adjustment. These corporate overhead expenses are partially offset by McLane operating income and the favorable impact of LIFO adjustments of $67 million and $176 million in fiscal 2002 and 2001, respectively.

Summary of Critical Accounting Policies
Management strives to report the financial results of the Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories
We use the retail last-in, first-out (LIFO) inventory accounting method for the Wal-Mart Stores segment, cost LIFO for the SAM’S CLUB segment and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value. Historically, we have rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes in circumstances, such as changes in customer merchandise preference or unseasonable weather patterns, could cause the Company’s inventory to be exposed to obsolescence or be slow moving.

Financial Instruments
We use derivative financial instruments for purposes other than trading to reduce our exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, the contract terms of hedge instruments closely mirror those of the item being hedged, providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are

Page 22 of Annual Report

recorded using hedge accounting. On February 1, 2001, we adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "FAS 133") pertaining to the accounting for derivatives and hedging activities. FAS 133 requires all derivatives, which are financial instruments used by the Company to protect (hedge) itself from certain risks, to be recorded on the balance sheet at fair value and establishes accounting treatment for hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. Most of the Company’s interest rate hedges qualify for the use of the "short-cut" method of accounting to assess hedge effectiveness. The Company uses the hypothetical derivative method to assess the effectiveness of certain of its net investment and cash flow hedges. Instruments that do not meet the criteria for hedge accounting or contracts for which we have not elected hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. Fair values are based upon management’s expectation of future interest rate curves and may change based upon changes in those expectations.

Impairment of Assets
We periodically evaluate long-lived assets other than goodwill for indicators of impairment and test goodwill for impairment annually. Management’s judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause management to conclude that impairment indicators exist and that the value of long-lived assets and goodwill associated with acquired businesses is impaired. Goodwill is evaluated for impairment annually under the provisions of FAS 142 which requires us to make judgments relating to future cash flows and growth rates as well as economic and market conditions.

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

For a complete listing of our accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

Liquidity and Capital Resources Cash Flows Information
Our cash flows from operating activities were $12.5 billion in fiscal 2003, up from $10.3 billion in fiscal 2002. In fiscal 2003, we invested $9.4 billion in capital assets, paid $3.2 billion to repurchase Company stock, received $2.0 billion from the issuance of long-term debt and paid $1.3 billion in the repayment of long-term debt.

Company Stock Repurchase and Common Stock Dividends
In August 2002, our Board of Directors reset the common stock repurchase program authorization so that the Company may make future repurchases of its stock of up to $5 billion. During fiscal 2003 we repurchased 63.2 million shares of our common stock for approximately $3.4 billion. Of the fiscal 2003 common stock repurchases, approximately $1.7 billion of the repurchases were made under prior stock repurchase authorization and approximately $1.7 billion of the repurchases were made under the August 2002 authorization. At January 31, 2003 we had approximately $3.3 billion remaining on our common stock repurchase authorization. Shares purchased under our share repurchase program are constructively retired and returned to unissued status. We consider several factors in determining when to make share repurchases, including among other things our cost of equity, our after-tax cost of borrowing, our position relative to our debt to total capitalization targets and our expected future cash needs. There is no expiration date or other restriction governing the period over which we can make our share repurchases under the program.

Page 23 of Annual Report

We paid dividends totaling approximately $1.3 billion or $0.30 per share in fiscal 2003. In March 2003, our Board of Directors authorized a 20% increase in our dividend to $0.36 per share for fiscal 2004. The Company has increased its dividend every year since it first declared a dividend in March 1974.

Contractual Obligations and Other Commercial Commitments

The following tables set forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

	Payments Due by Period
Contractual Obligations (in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	$ 21,145	$ 4,538	$ 5,139	$ 3,632	$ 7,836
Commercial paper	1,079	1,079	–	–	–
Capital lease obligations	5,282	440	859	831	3,152
Non-cancelable operating leases	7,988	589	1,136	1,061	5,202
Total contractual cash obligations	$ 35,494	$ 6,646	$ 7,134	$ 5,524	$ 16,190

	Amount of Commitment Expiration Per Period
Other Commercial Commitments (in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of credit	$ 5,160	$ 2,910	$ 2,250	$ –	$ –
Informal lines of credit	73	73	–	–	–
Trade letters of credit	1,927	1,927	–	–	–
Standby letters of credit	898	898	–	–	–
Other	362	229	–	–	133
Total commercial commitments	$ 8,420	$ 6,037	$ 2,250	$ –	$ 133

The Company has entered into lease commitments for land and buildings for 10 future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 25 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $12 million annually over the lease terms.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If the operating cash flow we generate is not sufficient to pay dividends and to fund all capital expenditures, the Company anticipates funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures. We may also desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our excellent credit rating and favorable experiences in the debt market in the recent past. During fiscal 2003, the Company issued $2.0 billion of long-term debt. The proceeds from the issuance of this debt were used to reduce short-term borrowings, to refinance existing debt, finance expansion activities, and other corporate purposes.

At January 31, 2003, the Company’s ratio of debt to total capitalization, including commercial paper borrowings, was 39.2%. This is in line with management’s objective to maintain a debt to total capitalization ratio of approximately 40%.

At January 31, 2003, we had total assets of $94.7 billion compared with total assets of $83.5 billion at January 31, 2002. Our working capital deficit at January 31, 2003, was $2.1 billion, a decrease of $2.7 billion from the $596 million positive working capital at January 31, 2002. Our ratio of current assets to current liabilities was 0.9 to 1, at January 31, 2003, and 1 to 1 at January 31, 2002.

In December 2002, the SEC declared effective a shelf registration under which we could issue up to a total of $10 billion in debt securities. In February 2003, we sold notes totaling $1.5 billion under that existing shelf registration. These notes bear interest at the three-month LIBOR rate minus 0.0425% and mature in February 2005. The proceeds from the sale of these notes were used to reduce commercial paper debt and, therefore, the Company classified $1.5 billion of commercial paper as long-term debt on the January 31, 2003 balance sheet. After consideration of this debt issuance, we are permitted to sell up to $8.5 billion of public debt under our shelf registration statement. At the same time as the issuance of this debt we

Page 24 of Annual Report

entered into an interest rate swap with a notional amount of $1.5 billion. Under the terms of this swap we will pay interest at a fixed rate of 1.915% and receive interest at the three-month LIBOR rate minus 0.0425%. This swap will mature in February 2005.

Future Expansion
In the United States, we plan to open approximately 45 to 55 new Wal-Mart stores and approximately 200 to 210 new Supercenters in fiscal 2004. Relocations or expansions of existing discount stores will account for approximately 140 of the new Supercenters, with the balance being new locations. We also plan to further expand our Neighborhood Market concept by adding approximately 20 to 25 new units during fiscal 2004. The SAM’S CLUB segment plans to open 40 to 45 Clubs during fiscal 2004, approximately two-thirds of which will be relocations or expansions of existing Clubs. The SAM’S CLUB segment will also continue its remodeling program. In order to serve these and future developments, the Company plans to construct six new distribution centers in the next fiscal year. Internationally, the Company plans to open 120 to 130 new units. Projects scheduled to open within the International segment include new stores and Clubs as well as relocations of a few existing units in existing markets. The units also include restaurants, specialty apparel retail stores and supermarkets in Mexico. The Company also currently owns 35% of the equity interests (on a dilutive basis) in The Seiyu Ltd. Additionally, we have the ability to acquire additional ownership in Seiyu and could increase our ownership to 66.7% over time. Total planned capital expenditures for fiscal 2004 approximate $11.5 billion. We plan to finance expansion primarily out of cash flow and with a combination of commercial paper and the issuance of long-term debt.

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

Interest Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar Amounts in Millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Liabilities
U.S. dollar denominated long-term
debt including current portion
Fixed rate debt	$ 4,529	$ 2,290	$ 2,755	$ 2,019	$ 1,576	$ 6,201	$ 19,370	$ 18,604
Average interest rate – USD rate	5.4%	6.4%	6.0%	6.2%	6.6%	6.9%	6.3%
Great Britain pound denominated
long-term debt including
current portion
Fixed rate debt	9	94	–	37	–	1,635	1,775	1,860
Average interest rate	9.6%	4.4%		8.4%		5.2%	5.2%

Page 25 of Annual Report

Interest Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swaps –
Pay variable/receive fixed	–	$ 1,250	–	–	–	$ 3,250	$ 4,500	$ 426
Weighted average rate paid –
Rate D plus 1.70%
Weighted average fixed rate
received – USD rate	–	6.6%	–	–	–	6.9%	6.8%
Interest rate swap –
Pay variable/receive fixed	–	500	$ 1,097	$ 1,750	–	445	3,792	377
Weighted average rate paid –
Rate B plus .84%
Weighted average fixed rate
received – USD rate	–	7.5%	5.1%	5.8%	–	7.3%	6.0%
Interest rate basis swap	–	–	–	–	–	500	500	2
Weighted average rate paid – Rate C
Weighted average rate received –
Rate A minus 0.06%

Rate A – one-month U.S. LIBOR
Rate B – three-month U.S. LIBOR
Rate C – U.S. commercial paper
Rate D – six-month U.S. LIBOR

Interest Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Liabilities
U.S. dollar denominated long-term debt including current portion
Fixed rate debt	$ 2,164	$ 3,445	$ 1,874	$ 704	$ 2,235	$ 5,850	$ 16,272	$ 17,201
Average interest rate – USD rate	6.3%	6.0%	6.7%	6.7%	6.7%	7.2%	6.7%
Great Britain pound denominated long-term debt including current portion
Fixed rate debt	93	129	–	–	–	1,450	1,672	1,718
Average interest rate	9.6%	3.8%				7.3%	6.9%

Page 26 of Annual Report

Interest Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Interest Rate Derivative Financial Instruments Related to Debt
Interest rate swap –
Pay variable/receive fixed	$ 500	–	–	–	–	–	$ 500	$ 28
Weighted average rate paid –
Rate A minus 0.15%
Weighted average fixed rate
received – USD rate	6.9%	–	–	–	–	–	6.9%
Interest rate swap –
Pay variable/receive fixed	–	–	$ 500	$ 597	$ 1,750	$ 445	3,292	144
Weighted average rate paid –
Rate B plus 1.01%
Weighted average fixed rate
received – USD rate	–	–	7.5%	5.9%	5.9%	7.3%	6.3%
Interest rate basis swap	–	–	–	–	–	500	500	1
Average rate paid – Rate C
Average rate received –
Rate A minus 0.06%

Rate A – one-month U.S. LIBOR
Rate B – three-month U.S. LIBOR
Rate C – U.S. commercial paper

The Company holds currency swaps to hedge its net investment in the United Kingdom. In addition to the instruments in the table below, the Company has designated debt of approximately GBP 1 billion as hedges of the net investment in the United Kingdom. The following tables provide information about our cross-currency interest rate swap agreements by functional currency, and presents the information in United States dollar equivalents. For these instruments the tables present notional amounts, exchange rates and interest rates by contractual maturity date.

The Company also holds cross currency swaps which hedge the foreign currency risk of debt denominated in currencies other than the local currency.

Foreign Currency Exchange Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Currency Swap Agreements
Payment of Great Britain pounds
Notional amount	–	–	–	–	–	$ 1,250	$ 1,250	$ 126
Average contract rate	–	–	–	–	–	0.6	0.6
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%
Fixed rate paid –
Great Britain pound rate	–	–	–	–	–	5.8%	5.8%
Payment of Canadian dollars
Notional amount	–	–	–	–	–	325	325	8
Average contract rate	–	–	–	–	–	1.5	1.5
Fixed rate received – USD rate	–	–	–	–	–	5.6%	5.6%
Fixed rate paid – Canadian dollar rate	–	–	–	–	–	5.7%	5.7%
Payment of Japanese yen
Notional amount	–	–	–	–	$ 432	–	432	2
Average contract rate	–	–	–	–	120	–	120
Fixed rate received – USD rate	–	–	–	–	3.6%	–	3.6%
Fixed rate paid – Japanese yen rate	–	–	–	–	0.2%	–	0.2%

Page 27 of Annual Report

Foreign Currency Exchange Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Currency Swap Agreements
Payment of Great Britain pounds
Notional amount	–	–	–	–	–	$ 1,250	$ 1,250	$ 192
Average contract rate	–	–	–	–	–	0.6	0.6
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%
Fixed rate paid –
Great Britain pound rate	–	–	–	–	–	5.8%	5.8%
Payment of Canadian dollars
Notional amount	–	–	–	–	–	325	325	8
Average contract rate	–	–	–	–	–	1.5	1.5
Fixed rate received – USD rate	–	–	–	–	–	5.6%	5.6%
Fixed rate paid – Canadian dollar rate	–	–	–	–	–	5.7%	5.7%

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

We routinely enter into forward currency exchange contracts in the regular course of business to manage our exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. At January 31, 2003 and 2002, we held contracts to purchase and sell various currencies with notional amounts of $185 million and $117 million, respectively, and net fair values of less than $1 million at either fiscal year.

The fair values of the currency swap agreements are recorded in the consolidated balance sheets within the line "other assets and deferred charges."

New Accounting Pronouncements
During fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 develops an accounting model, based upon the framework established in FAS No. 121, for long-lived assets to be disposed by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of ABP Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of segments of a business. FAS No. 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell, whether reported in continuing operations or in discontinued operations. The adoption of FAS No. 144 did not have a material impact on the Company’s financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt this standard at the beginning of its fiscal 2004. The Company believes the adoption of FAS No. 143 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after

Page 28 of Annual Report

December 31, 2002. The Company believes the adoption of FAS No. 146, which will occur in fiscal 2004, will not have a material impact on its financial position or results of operations.

In November, 2002, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor", which addresses the accounting for ‘Cash Consideration’ (which includes slotting fees, cooperative advertising payments etc.) and ‘Rebates or Refunds’ from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. With regards to the ‘cash considerations,’ the EITF agreed that the consideration should be treated as a reduction of the prices of the vendor products or services and should therefore be included as a reduction of cost of sales unless the vendor receives, or will receive, an identifiable benefit in exchange for the consideration. With respect to the accounting for a rebate or refund, the EITF agreed that such refunds or rebates should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received. This guidance should be applied prospectively to arrangements entered into after December 15, 2002. The Company is currently evaluating the impact of this new guidance which will be applied in the first quarter of fiscal 2004.

The Company has various stock option compensation plans for Associates. The Company currently accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Historically, no significant stock-based employee compensation has been recognized under APB Opinion No. 25. In August 2002, the Company announced that on February 1, 2003, it will adopt the expense recognition provisions of the Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. The Company has chosen to retroactively restate its results of operations for this accounting change. The adoption of the fair value method will result in a reduction of retained earnings at that date of $348 million, representing the cumulative stock option compensation recorded for prior years net of the tax effect. The Company’s estimates that the impact of changing the accounting method for the adoption of FAS 123 will have an impact of $0.02 to $0.03 per share in the year of adoption.

Forward-Looking Statements
This Annual Report contains statements that Wal-Mart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends. These forward-looking statements are subject to risks, uncertainties and other factors, in the United States and internationally, including, the cost of goods, competitive pressures, inflation, consumer spending patterns and debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, interest rate fluctuations and other capital market conditions, and other risks. We discuss certain of these matters more fully in other of our filings with the SEC, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for our fiscal year 2003 with the SEC on or about April 11, 2003. Actual results may materially differ from anticipated results described in these statements as a result of changes in facts, assumptions not being realized or other circumstances. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements. As a result of these matters, including changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from historical results or from anticipated results expressed or implied in these forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date of this report and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Page 29 of Annual Report

Consolidated Statements of Income
(Amounts in millions except per share data)

Fiscal years ended January 31,	2003	2002	2001
Revenues:
Net sales	$ 244,524	$ 217,799	$ 191,329
Other income	2,001	1,873	1,787
	246,525	219,672	193,116
Costs and Expenses:
Cost of sales	191,838	171,562	150,255
Operating, selling and general and administrative expenses	41,043	36,173	31,550

Operating Profit	13,644	11,937	11,311

Interest:
Debt	803	1,083	1,104
Capital leases	260	274	279
Interest income	(138)	(171)	(188)
	925	1,186	1,195

Income Before Income Taxes and Minority Interest	12,719	10,751	10,116

Provision for Income Taxes
Current	3,967	3,712	3,350
Deferred	520	185	342
	4,487	3,897	3,692

Income Before Minority Interest	8,232	6,854	6,424
Minority Interests	(193)	(183)	(129)

Net Income	$ 8,039	$ 6,671	$ 6,295
Net Income Per Common Share:
Basic Net Income Per Common Share:
Net Income Per Common Share	$ 1.81	$ 1.49	$ 1.41
Average Number of Common Shares	4,430	4,465	4,465

Diluted Net Income Per Common Share:
Net Income Per Common Share	$ 1.81	$ 1.49	$ 1.40
Average Number of Common Shares	4,446	4,481	4,484

See accompanying notes.

Page 30 of Annual Report

Consolidated Balance Sheets

(Amounts in millions)
January 31,	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$ 2,758	$ 2,161
Receivables	2,108	2,000
Inventories
At replacement cost	25,056	22,749
Less LIFO reserve	165	135
Inventories at LIFO cost	24,891	22,614
Prepaid expenses and other	726	1,103
Total Current Assets	30,483	27,878
Property, Plant and Equipment, at Cost:
Land	11,228	10,241
Building and improvements	33,750	28,527
Fixtures and equipment	15,946	14,135
Transportation equipment	1,313	1,089
	62,237	53,992
Less accumulated depreciation	13,537	11,436
Net property, plant and equipment	48,700	42,556
Property Under Capital Lease:
Property under capital lease	4,814	4,626
Less accumulated amortization	1,610	1,432
Net property under capital leases	3,204	3,194
Other Assets and Deferred Charges:
Goodwill	9,521	8,566
Other assets and deferred charges	2,777	1,333
Total Assets	$ 94,685	$ 83,527

Liabilities and Shareholders’ Equity
Current Liabilities:
Commercial paper	$ 1,079	$ 743
Accounts payable	17,140	15,617
Accrued liabilities	8,945	7,174
Accrued income taxes	739	1,343
Long-term debt due within one year	4,538	2,257
Obligations under capital leases due within one year	176	148
Total Current Liabilities	32,617	27,282
Long-Term Debt	16,607	15,687
Long-Term Obligations Under Capital Leases	3,001	3,045
Deferred Income Taxes and Other	1,761	1,204
Minority Interests	1,362	1,207
Shareholders’ Equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)
Common stock ($0.10 par value; 11,000 shares authorized, 4,395
and 4,453 issued and outstanding in 2003 and 2002, respectively)	440	445
Capital in excess of par value	1,482	1,484
Retained earnings	37,924	34,441
Other accumulated comprehensive income	(509)	(1,268)
Total Shareholders’ Equity	39,337	35,102
Total Liabilities and Shareholders’ Equity	$ 94,685	$ 83,527

See accompanying notes.

Page 31 of Annual Report

Consolidated Statements of Shareholders’ Equity
(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Other Accumulated Comprehensive Income	Total
Balance – January 31, 2000	4,457	$ 446	$ 714	$ 25,129	($ 455)	$ 25,834
Comprehensive Income
Net income				6,295		6,295
Other accumulated comprehensive income
Foreign currency translation adjustment					(1,126)	(1,126)
Hedge accounting adjustment					897	897
Total Comprehensive Income						6,066
Cash dividends ($.24 per share)				(1,070)		(1,070)
Purchase of Company stock	(4)		(8)	(185)		(193)
Issuance of Company stock	11	1	580			581
Stock options exercised and other	6		125			125
Balance – January 31, 2001	4,470	447	1,411	30,169	(684)	31,343
Comprehensive Income
Net income				6,671		6,671
Other accumulated comprehensive income
Foreign currency translation adjustment					(472)	(472)
Hedge accounting adjustment					(112)	(112)
Total Comprehensive Income						6,087
Cash dividends ($.28 per share)				(1,249)		(1,249)
Purchase of Company stock	(24)	(2)	(62)	(1,150)		(1,214)
Stock options exercised and other	7		135			135
Balance – January 31, 2002	4,453	445	1,484	34,441	(1,268)	35,102
Comprehensive Income
Net income				8,039		8,039
Other accumulated comprehensive income
Foreign currency translation adjustment					1,113	1,113
Hedge accounting adjustment					(148)	(148)
Minimum pension liability adjustment					(206)	(206)
Total Comprehensive Income						8,798
Cash dividends ($.30 per share)				(1,328)		(1,328)
Purchase of Company stock	(63)	(5)	(150)	(3,228)		(3,383)
Stock options exercised and other	5		148			148
Balance – January 31, 2003	4,395	$ 440	$ 1,482	$ 37,924	($ 509)	$ 39,337

Page 32 of Annual Report

Consolidated Statements of Cash Flows (Amounts in millions)
Fiscal years ended January 31,	2003	2002	2001
Cash flows from operating activities
Net Income	$ 8,039	$ 6,671	$ 6,295
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,432	3,290	2,868
Increase in accounts receivable	(101)	(210)	(422)
Increase in inventories	(2,236)	(1,235)	(1,795)
Increase in accounts payable	1,447	368	2,061
Increase in accrued liabilities	1,106	1,125	11
Deferred income taxes	520	185	342
Other	325	66	244
Net cash provided by operating activities	12,532	10,260	9,604
Cash flows from investing activities
Payments for property, plant and equipment	(9,355)	(8,383)	(8,042)
Investment in international operations	(749)	–	(627)
Proceeds from the disposal of fixed assets	455	331	284
Proceeds from termination or sale of net investment hedges	–	1,134	–
Other investing activities	(60)	(228)	(329)
Net cash used in investing activities	(9,709)	(7,146)	(8,714)
Cash flows from financing activities
Increase/(decrease) in commercial paper	1,836	(1,533)	(2,022)
Proceeds from issuance of long-term debt	2,044	4,591	3,778
Purchase of Company stock	(3,232)	(1,214)	(193)
Dividends paid	(1,328)	(1,249)	(1,070)
Payment of long-term debt	(1,263)	(3,519)	(1,519)
Payment of capital lease obligations	(216)	(167)	(173)
Proceeds from issuance of Company stock	–	–	581
Other financing activities	(63)	113	176
Net cash used in financing activities	(2,222)	(2,978)	(442)
Effect of exchange rate changes on cash	(4)	(29)	(250)
Net increase in cash and cash equivalents	597	107	198
Cash and cash equivalents at beginning of year	2,161	2,054	1,856
Cash and cash equivalents at end of year	$ 2,758	$ 2,161	$ 2,054
Supplemental disclosure of cash flow information
Income tax paid	$ 4,462	$ 3,196	$ 3,509
Interest paid	1,082	1,312	1,319
Capital lease obligations incurred	381	225	576

See accompanying notes.

Page 33 of Annual Report

1 Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents
The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for customer credit card transactions process within 24-48 hours. All credit card transaction that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for credit card transactions that were classified as cash totaled $276 million and $173 million at January 31, 2003 and 2002, respectively.

Receivables
Accounts receivable consist primarily of trade receivables from customers of our McLane subsidiary, receivables from insurance companies generated by our pharmacy sales, receivables from real estate transactions and receivables from suppliers for marketing or incentive programs. Additionally, amounts due from banks for customer credit card transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories
The Company uses the retail last-in, first-out (LIFO) method for general merchandise within the Wal-Mart Stores segment, cost LIFO for the SAM’S CLUB segment and grocery items within the Wal-Mart Stores segment, and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value.

Financial Instruments
The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "FAS 133") pertaining to the accounting for derivatives and hedging activities. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting or contracts for which the Company has not elected hedge accounting, are marked to fair value with unrealized gains or losses reported currently in earnings. At January 31, 2001, the majority of the Company’s derivatives were hedges of net investments in foreign operations, and as such, the fair value of these derivatives had already been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the current accounting guidance. As the majority of the Company’s derivative portfolio was already recorded on the balance sheet, the adoption of FAS 133 did not have a material impact on the Company’s consolidated financial statements taken as a whole.

Interest During Construction
For interest costs to properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $124 million, $130 million, and $93 million in 2003, 2002 and 2001, respectively.

Long-lived Assets
The Company periodically reviews long-lived assets, if indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Goodwill and Other Acquired Intangible Assets
Following the adoption of FAS 142, see the new accounting pronouncements section of this note, goodwill is not amortized, instead it is evaluated for impairment annually. Other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. The realizability of other intangible assets is

Page 34 of Annual Report

evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. These evaluations are based on undiscounted cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

	January 31, 2003	January 31, 2002
International	$ 8,985	$ 8,028
Sam’s Club	305	305
Other	231	233
Total Goodwill	$ 9,521	$ 8,566

Changes in International segment goodwill are the result of foreign currency exchange rate fluctuations and the addition of $197 million of goodwill resulting from the Company’s Amigo acquisition. See Note 6.

Foreign Currency Translation
The assets and liabilities of all foreign subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition
The Company recognizes sales revenue at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. The Company recognizes SAM’S CLUB membership fee revenue over the twelve-month term of the membership. Customer purchases of Wal-Mart/SAM’S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise by using the shopping card.

SAM’S CLUB Membership Revenue Recognition
The Company recognizes SAM’S CLUB membership fee revenues both domestically and internationally over the term of the membership, which is 12 months. The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2001, 2002 and 2003:

Deferred revenue January 31, 2000	$ 337
Membership fees received	706
Membership revenue recognized	(674)
Deferred revenue January 31, 2001	369
Membership fees received	748
Membership revenue recognized	(730)
Deferred revenue January 31, 2002	387
Membership fees received	834
Membership revenue recognized	(784)
Deferred revenue January 31, 2003	$ 437

SAM’S CLUB membership revenue is included in the other income line in the revenues section of the consolidated statements of income.

The Company’s deferred revenue is included in accrued liabilities in the consolidated balance sheet. The Company’s analysis of historical membership fee refunds indicates that such refunds have been insignificant. Accordingly, no reserve exists for membership fee refunds at January 31, 2003.

Cost of Sales
Cost of sales includes actual product cost, change in inventory, buying allowances received from our suppliers, the cost of transportation to the Company’s warehouses from suppliers and the cost of transportation from the Company’s warehouses to the stores and Clubs and the cost of warehousing for our SAM’s Club segment.

Page 35 of Annual Report

Payments from Suppliers
Wal-Mart receives money from suppliers for various reasons, the most common of which are as follows:

Warehousing allowances – allowances provided by suppliers to compensate the Company for distributing their product through our distribution systems which are more efficient than most other available supply chains. These allowances are reflected in cost of sales when earned.

Volume discounts – certain suppliers provide incentives for purchasing certain volumes of merchandise. These funds are recognized as a reduction of cost of sales at the time the incentive target is earned.

Other reimbursements and promotional allowances – suppliers may provide funds for specific programs including markdown protection, margin protection, new product lines, special promotions, specific advertising and other specified programs. These funds are recognized at the time the program occurs and the funds are earned.

At January 31, 2003 and 2002, the Company had $286 million and $279 million respectively, in accounts receivable associated with supplier funded programs. Further, the Company had $185 million and $178 million in unearned revenue included in accrued liabilities for unearned vendor programs at January 31, 2003 and 2002, respectively.

Operating, Selling and General and Administrative Expenses
Operating, selling and general and administrative expenses include all operating costs of the Company that are not related to the transportation of products from the supplier to the warehouse or from the warehouse to the store. Additionally, the cost of warehousing and occupancy for our Wal-Mart segment distribution facilities are included in operating, selling and general and administrative expenses. Because we do not include the cost of our Wal-Mart segment distribution facilities in cost of sales, our gross profit and gross margin may not be comparable to those of other retailers that may include all costs related to their distribution facilities in costs of sales and in the calculation of gross profit and gross margin.

Advertising Costs
Advertising costs are expensed as incurred and were $676 million, $618 million and $574 million in 2003, 2002 and 2001, respectively. Advertising cost consists primarily of print and television advertisements.

Pre-opening Costs
The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

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

Depreciation and Amortization
Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital lease, for the years 2003, 2002 and 2001 was $3.1 billion, $2.7 billion and $2.4 billion, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives for financial statements purposes are as follows:

Building and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	2 – 5 years
Internally developed software	3 years

Net Income Per Share
Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants (16 million, 16 million and 19 million shares in 2003, 2002 and 2001, respectively). The Company had approximately 10.0 million, 3.5 million and 2.0 million option shares outstanding at January 31, 2003, 2002 and

Page 36 of Annual Report

2001, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

Estimates and Assumptions
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-based Compensation
The Company has various stock option compensation plans for Associates. The Company currently accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Historically, no significant stock-based employee compensation has been recognized under APB Opinion No. 25. In August 2002, the Company announced that on February 1, 2003, it will adopt the expense recognition provisions of the Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. The Company has chosen to retroactively restate its results of operations for this accounting change. The adoption of the fair value method will result in a reduction of retained earnings at that date of $348 million, representing the cumulative stock option compensation recorded for prior years net of the tax effect. The Company’s estimates that the impact of changing the accounting method for the adoption of FAS 123 will have an impact of $0.02 to $0.03 per share in the year of adoption.

Pro forma information, regarding net income and income per share is required by FAS Statement 123, "Accounting for Stock-Based Compensation," (FAS No. 123) and has been determined as if the Company had accounted for its employee stock option plans granted since February 1, 1995 under the fair value method of that statement.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, results in the following net income and net income per share (amounts in millions except per share data):

Fiscal Years Ended January 31,	2003	2002	2001
Net income as reported	$ 8,039	$ 6,671	$ 6,295
Less total stock-based employee compensation
expense determined under fair value based method
for all awards, net of related tax effects	(84)	(79)	(60)
Pro forma net income	7,955	6,592	6,235
Pro forma earnings per share – basic	$ 1.80	$ 1.48	$ 1.40
Pro forma earnings per share – dilutive	$ 1.79	$ 1.47	$ 1.39

The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 2.5% and 7.2%, dividend yields between 0.4% and 1.3%, volatility factors between 0.23 and 0.41, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, and 3 to 7 years for options issued thereafter.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ended January 31, 2003, 2002, and 2001, were $18, $24, and $22, per option, respectively.

New Accounting Pronouncements
On February 1, 2002, the Company adopted Financial Accounting Standards Board Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment reviews. The following tables adjust certain information for fiscal 2002 and 2001, as if the

Page 37 of Annual Report

non-amortization provisions of FAS 142 had been in place at that time and compares that adjusted information to the comparable information for fiscal 2003:

	Net Income (in Millions)			Basic Earnings Per Share			Diluted Earnings Per Share
	2003	2002	2001	2003	2002	2001	2003	2002	2001
As reported	$ 8,039	$ 6,671	$ 6,295	$ 1.81	$ 1.49	$ 1.41	$ 1.81	$ 1.49	$ 1.40
Add back: Goodwill amortization
(net of $11 million tax impact
in each of fiscal 2002 and 2001)	–	235	235	–	0.06	0.05	–	0.05	0.05
As adjusted	$ 8,039	$ 6,906	$6,530	$ 1.81	$ 1.55	$ 1.46	$ 1.81	$ 1.54	$ 1.45

During fiscal 2003, the Company adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 develops an accounting model, based upon the framework established in FAS No. 121, for long-lived assets to be disposed by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of ABP Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of segments of a business. FAS No. 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell, whether reported in continuing operations or in discontinued operations. The adoption of FAS No. 144 did not have a material impact on the Company’s financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt this standard at the beginning of its fiscal 2004. The Company believes the adoption of FAS No. 143 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of FAS No. 146, which will occur in fiscal 2004, will not have a material impact on its financial position or results of operations.

In November 2002, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor," which addresses the accounting for ‘Cash Consideration’ (which includes slotting fees, cooperative advertising payments etc.) and ‘Rebates or Refunds’ from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. With regards to the ‘cash considerations,’ the EITF agreed that the consideration should be treated as a reduction of the prices of the vendor products or services and should therefore be included as a reduction of cost of sales unless the vendor receives, or will receive, an identifiable benefit in exchange for the consideration. With respect to the accounting for a rebate or refund again, the EITF agreed that such refunds or rebates should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received. This guidance should be applied prospectively to arrangements entered into after December 15, 2002. The Company is currently evaluating the impact of this new guidance which will be applied in the first quarter of fiscal 2004.

Reclassifications
Certain reclassifications have been made to prior periods to conform to current presentations.

Page 38 of Annual Report

2 Commercial Paper and Long-term Debt
Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal Years Ended January 31,	2003	2002	2001
Maximum amount outstanding at month-end	$ 4,226	$ 4,072	$ 6,732
Average daily short-term borrowings	1,549	2,606	4,528
Weighted average interest rate	1.7%	3.7%	6.4%

At January 31, 2003 and 2002, short-term borrowings consisting of $1,079 million and $743 million of commercial paper were outstanding, respectively. At January 31, 2003, the Company had committed lines of $5,160 million with 73 firms and banks and informal lines of credit with various banks totaling an additional $73 million, which were used to support commercial paper.

Long-term debt at January 31, consists of (amounts in millions):

		2003	2002
6.875%	Notes due August 2009	$ 3,500	$ 3,500
various	Notes due 2005	2,597	597
5.450% – 8.000%	Notes due 2006	2,084	2,075
5.750% – 7.550%	Notes due 2030	1,823	1,714
6.550% – 7.500%	Notes due 2004	1,750	1,750
4.375%	Notes due 2007	1,500	–
4.750% – 7.250%	Notes due 2013	1,265	445
6.562% – 8.246%	Obligations from sale/leaseback transactions due 2012-2015	338	580
8.500%	Notes due 2024	250	250
6.750%	Notes due 2023	250	250
3.250% – 6.50%	Notes due 2003	–	3,382
4.410% – 10.88%	Notes acquired in ASDA acquisition due 2003-2015	122	797
	Other, including adjustments to debt hedged by derivatives	1,128	347
		$ 16,607	$ 15,687

The Company has two separate issuances of $500 million debt with embedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may put the debt back to the Company at par plus accrued interest at any time. Both of these issuances have been classified as a current liability in the January 31, 2003 consolidated balance sheet.

Long-term debt is unsecured except for $83 million, which is collateralized by property with an aggregate carrying value of approximately $237 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2004	$ 4,538
2005	2,384
2006	2,755
2007	2,056
2008	1,576
Thereafter	7,836

Page 39 of Annual Report

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 2003, are (in millions):

Fiscal Year Ended January 31,	Minimum Payments
2004	$ 59
2005	75
2006	60
2007	58
2008	55
Thereafter	230

At January 31, 2003 and 2002, the Company had trade letters of credit outstanding totaling $1,927 million and $1,578 million, respectively. At January 31, 2003 and 2002, the Company had standby letters of credit outstanding totaling $898 million and $743 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

In December 2002, the Securities and Exchange Commission declared effective a shelf registration statement under which the Company may issue up to a total of $10 billion in debt securities. In February 2003, we sold notes totaling $1.5 billion under that shelf registration statement. These notes bear interest at the three-month LIBOR rate minus 0.0425% and mature in February 2005. The proceeds from the sale of these notes were used to reduce commercial paper debt and, therefore, the Company classified $1.5 billion of commercial paper as long-term debt on the January 31, 2003 balance sheet. After consideration of this debt issuance, we are permitted to sell up to $8.5 billion of public debt under our shelf registration statement. Contemporaneously with the issuance of this debt we entered into an interest rate swap with a notional amount of $1.5 billion. Under the terms of this swap we will pay interest at a fixed rate of 1.915% and receive interest at the three-month LIBOR rate minus 0.0425%. This swap will mature in February 2005.

3 Financial Instruments
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

Adoption of FASB 133
On February 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative and Hedging Activities" (FAS 133), as amended. Because most of the derivatives used by the Company at the date of adoption were designated as net investment hedges, the fair value of these instruments was included in the balance sheet prior to adoption of the standard. As a result, the adoption of this standard did not have a significant effect on the consolidated financial statements of the Company.

Fair Value Instruments
The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable rate interest and receives fixed interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company’s interest rate swaps are designated as fair value hedges. In a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. Ineffectiveness results when gains and losses on the

Page 40 of Annual Report

hedged item are not completely offset by gains and losses in the hedge instrument. No ineffectiveness was recognized in fiscal 2003 related to these instruments. The fair value of these contracts is included in the balance sheet in the line titled ‘Other assets and deferred charges.’

Net Investment Instruments
At January 31, 2003, the Company is a party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed rate payments in one currency for fixed rate payments in another currency. The Company also holds approximately GBP 1 billion of debt that is designated as hedges of net investment.

During the fourth quarter of fiscal 2002, the Company terminated or sold cross currency instruments that hedged portions of the Company’s investments in Canada, Germany and the United Kingdom. These instruments had notional amounts of $6.7 billion. The Company received $1.1 billion in cash related to the fair value of the instruments at the time of the terminations. Prior to the terminations, these instruments were classified as net investment hedges and had been recorded at fair value as current assets on the balance sheet with a like amount recorded on the balance sheet shareholders’ equity section in the line "other accumulated comprehensive income." No gain related to the terminations was recorded in the Company’s income statement. The fair value of these contracts is included in the balance sheet in the line titled "Other assets and deferred charges."

Cash Flow Hedge
The Company entered into a cross-currency interest rate swap to hedge the foreign currency risk of certain yen denominated intercompany debt. The Company has entered into a cross-currency interest rate swap related to U.S. dollar denominated debt securities issued by a Canadian subsidiary of the Company. These swaps are designated as cash flow hedges of foreign currency exchange risk. No ineffectiveness was recognized during fiscal 2003 related to these instruments. The Company expects that the amount of gain existing in other comprehensive income that is expected to be reclassified into earnings within the next 12 months will not be significant. Changes in the foreign currency spot exchange rate result in reclassification of amounts from other comprehensive income to earnings to offset transaction gains or losses on foreign denominated debt. The fair value of these hedges are included in the balance sheet in the line titled "Other assets and deferred charges."

Instruments Not Designated for Hedging
The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for short durations of six months or less. Although these instruments are economic hedges, the Company did not designate these contracts as hedges as required in order to obtain hedge accounting. As a result, the Company marks the contracts to market through earnings. The fair value of these contracts is included in the balance sheet in the line titled "Prepaid expenses and other."

Page 41 of Annual Report

Fair Value of Financial Instruments

Instrument	Notional Amount		Fair Value
(amounts in millions)	1/31/2003	1/31/2002	1/31/2003	1/31/2002
Derivative financial instruments designated for hedging:
Receive fixed rate, pay floating rate interest rate swaps
designated as fair value hedges	$ 8,292	$ 3,792	$ 803	$ 172
Receive fixed rate, pay fixed rate cross-currency interest
rate swaps designated as net investment hedges
(FX notional amount: GBP 795 at 1/31/2003
and 2002)	1,250	1,250	126	192
Receive fixed rate, pay fixed rate cross-currency interest
rate swap designated as cash flow hedge (FX notional
amount: CAD 503 at 1/31/2003 and 2002)	325	325	8	8
Receive fixed rate, pay fixed rate cross-currency interest
rate swap designated as cash flow hedge (FX notional
amount: JPY 52,056 at 1/31/2003 and 2002)	432	–	2	–
	10,299	5,367	939	372

Derivative financial instruments not designated for hedging:
Foreign currency exchange forward contracts
(various currencies)	185	117	–	–
Basis swap	500	500	2	1
	685	617	2	1

Non-derivative financial instruments:
Long-term debt	21,145	17,944	20,464	18,919

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

Page 42 of Annual Report

4 Other Accumulated Comprehensive Income
Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. The following table gives further detail regarding the changes in the composition of comprehensive income during fiscal 2003, 2002 and 2001 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2000	($ 640)	$185	$ –	($ 455)
Foreign currency translation adjustment	(1,126)	–	–	(1,126)
Change in fair value of hedging instruments	–	897	–	897
Balance at January 31, 2001	(1,766)	1,082	–	(684)

Foreign currency translation adjustment	(472)	–	–	(472)
Change in fair value of hedge instruments	–	322	–	322
Reclassification of tax payable on terminated hedges	–	(426)	–	(426)
Reclassification to earnings to offset transaction gain on debt	–	(8)	–	(8)
Balance at January 31, 2002	(2,238)	970	–	(1,268)

Foreign currency translation adjustment	1,113	–	–	1,113
Change in fair value of hedge instruments	–	(164)	–	(164)
Reclassification to earnings to offset transaction loss on debt	–	16	–	16
Subsidiary minimum pension liability	–	–	(206)	(206)
Balance at January 31, 2003	($ 1,125)	$ 822	($ 206)	($ 509)

5 Income Taxes
The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2003	2002	2001
Current
Federal	$ 3,377	$ 3,021	$ 2,641
State and local	235	310	297
International	355	381	412
Total current tax provision	3,967	3,712	3,350
Deferred
Federal	348	230	457
State and local	29	17	34
International	143	(62)	(149)
Total deferred tax provision	520	185	342
Total provision for income taxes	$ 4,487	$ 3,897	$ 3,692

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	2003	2002	2001
Domestic	$ 10,841	$ 9,523	$ 9,203
International	1,878	1,228	913
Total earnings before income taxes and minority interest	$ 12,719	$ 10,751	$ 10,116

Page 43 of Annual Report

Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

	2003	2002	2001
Deferred tax liabilities
Property, plant, and equipment	$ 1,357	$ 906	$ 751
Inventory	527	368	407
Capital leases	34	–	–
International, principally asset basis difference	581	448	398
Acquired asset basis difference	51	53	65
Other	186	138	87
Total deferred tax liabilities	2,736	1,913	1,708
Deferred tax assets
Amounts accrued for financial reporting purposes
not yet deductible for tax purposes	1,114	832	865
Capital leases	–	26	74
International, asset basis and loss carryforwards	508	459	352
Deferred revenue	136	137	142
Other	219	159	153
Total deferred tax assets	1,977	1,613	1,586
Net deferred tax liabilities	$ 759	$ 300	$ 122

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,	2003	2002	2001
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.35%	1.98%	2.13%
International	(1.25%)	(1.01%)	(0.84%)
Other	0.18%	0.28%	0.21%
	35.28%	36.25%	36.50%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $2.141 billion at January 31, 2003, as such earnings have been reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

6 Acquisitions
During May 2002, the Company acquired its initial 6.1% stake in The Seiyu, Ltd., a Japanese retail chain for approximately $51 million. Under the terms of the agreement, Wal-Mart acquired a series of warrants, exercisable in specified series through 2007, to contribute up to 260 billion yen, or approximately $2 billion for additional shares of stock in Seiyu. This investment represents our initial entry into the Japanese retail market.

In December 2002, the Company exercised in full the first in the series of warrants granted allowing us to acquire 192,800,000 new shares in Seiyu for approximately $432 million. After this exercise, our ownership percentage in Seiyu increased to approximately 35% on a fully diluted basis. In addition, acquisition costs of approximately $27 million have been incurred. If all the warrants are exercised, we will own approximately 66.7% of the stock of Seiyu.

Also, in December 2002, the Company completed its purchase of Supermercados Amigo, Inc. (Amigo), a supermarket chain located in Puerto Rico with 37 supermarkets; four of these supermarkets were subsequently sold, and two of these supermarkets are currently in the process of being sold. The purchase price of approximately $242 million, financed by commercial paper, has been preliminarily allocated to the net assets acquired and liabilities assumed based on their estimated fair value. The transaction resulted in approximately $197 million of goodwill that will be subject to annual impairment tests under FAS 142. The results of operations, which were not material, are included in the consolidated Company results since the date of acquisition.

In fiscal 2001, the Company purchased 271.3 million shares of stock in Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) at a total cash cost of $587 million. This transaction increased the Company’s ownership percentage by

Page 44 of Annual Report

approximately 6% and resulted in goodwill of $422 million. As a result of that acquisition, Wal-Mart de Mexico’s share repurchase program and a stock dividend paid by Wal-Mart de Mexico, the Company holds approximately 62% of the outstanding voting shares of Wal-Mart de Mexico at the end of fiscal 2003.

7 Stock Option Plans
The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations to account for its employee stock options. Because the exercise price of the Company’s employee stock options generally equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The options granted under the stock option plans generally expire 10 years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995 and before fiscal 2001, may be exercised in seven annual installments. Options granted after fiscal 2001 may be exercised in five annual installments.

The Company issues restricted (non-vested) stock to certain of our Associates. These shares are granted at market price on the date of grant with varying vesting provisions. Most restricted stock grants vest 25 percent after three years, 25 percent after five years and 50 percent at age 65. Three million restricted shares were outstanding at January 31, 2003 with a weighted average grant date value of $38.44.

The following table summarizes information about stock options outstanding as of January 31, 2003:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Life in Years	Weighted Average Exercise Price of Outstanding Options	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$ 4.24 to 7.25	61,000	3.6	$ 5.74	56,000	$ 5.88
10.81 to 15.41	11,429,000	3.0	11.75	8,388,000	11.79
17.53 to 23.33	5,881,000	5.0	19.30	3,662,000	19.36
24.72 to 38.72	4,656,000	7.7	35.59	385,000	27.25
39.88 to 45.75	4,857,000	6.1	40.57	2,187,000	40.06
46.00 to 54.56	22,176,000	8.2	49.20	3,903,000	47.75
55.25 to 60.90	10,045,000	8.8	56.41	1,472,000	55.88
$ 4.24 to 60.90	59,105,000	6.8	$ 38.38	20,053,000	$ 26.77

Further information concerning the options is as follows:

	Shares	Option Price Per Share	Weighted Average Per Share	Total
January 31, 2000	51,314,000	$ 5.33 – 63.44	$ 20.38	$ 1,045,702,000
(12,967,000 shares exercisable)
Options granted	12,046,000	45.38 – 58.94	46.55	560,710,000
Options canceled	(3,444,000)	6.75 – 54.56	26.79	(92,274,000)
Options exercised	(7,865,000)	6.75 – 46.00	13.50	(106,145,000)
January 31, 2001	52,051,000	$ 5.33 – 63.44	$ 27.05	$ 1,407,993,000
(15,944,000 shares exercisable)
Options granted	12,821,000	4.24 – 56.80	46.46	595,639,000
Options canceled	(1,969,000)	11.13 – 54.56	34.04	(67,030,000)
Options exercised	(9,433,000)	4.24 – 47.56	22.48	(212,065,000)
January 31, 2002	53,470,000	$ 4.24 – 63.44	$ 32.25	$ 1,724,537,000
(16,823,000 shares exercisable)
Options granted	15,267,000	48.41 – 57.80	54.32	829,244,000
Options canceled	(3,037,000)	4.24 – 63.44	42.07	(127,752,000)
Options exercised	(6,595,000)	4.24 – 55.94	23.90	(157,588,000)
January 31, 2003	59,105,000	$ 4.24 – 60.90	$ 38.38	$ 2,268,441,000
(20,053,000 shares exercisable)
Shares available for option:
January 31, 2002	134,430,000
January 31, 2003	124,589,000

Page 45 of Annual Report

Income tax benefit recorded as a result of the tax deductions triggered by employee exercise of stock options amounted to $84 million, $106 million and $118 million in fiscal 2003, 2002 and 2001, respectively.

8 Litigation
The Company is involved in a number of legal proceedings, including antitrust, consumer, employment, tort, and other litigation. The lawsuits discussed below, which are among the matters pending against the Company, if decided adversely, may result in liability material to the Company’s consolidated financial statements. The Company may enter into discussions regarding settlement of certain cases, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company’s Shareholders.

The Company is a defendant in thirty-three putative class action lawsuits, in thirty-one states, in which the plaintiffs allege that the Company violated the Fair Labor Standards Act, corresponding state laws, or both. The plaintiffs are hourly associates who allege, among other things, that the Company forced them to work "off the clock" and failed to provide work breaks. The complaints generally seek unspecified actual damages, injunctive relief, or both. Class certification has been addressed in six cases: in Texas, Ohio, Louisiana and Michigan the trial or appellate courts have denied class certification. In Oregon a Federal Court has denied statewide certification as to state contract claims but allowed a limited class of opt-in plaintiffs to proceed with Fair Labor Standards Act and state statutory claims. A state-wide class was certified in Colorado, but the Order was vacated after settlement. The California Department of Labor Standards Enforcement has initiated an investigation of Wal-Mart and SAM’S CLUB for alleged failures to comply with California Wage and Hour laws.

The Company is a defendant in five putative class actions brought by Associates who challenge their exempt status under the Fair Labor Standards Act, and allege that the Company failed to pay overtime as required by the Act. Three cases regarding SAM’S CLUB managers are pending in California state court. One case regarding store assistant managers is pending in federal court in Michigan. One case regarding Home Office managers is pending in federal court in Arkansas. No determination has been made as to certification in these cases.

The Company is a defendant in three putative class action lawsuits brought on behalf of pharmacists who allege, among other things, that the Company failed to pay overtime in violation of the Fair Labor Standards Act or in breach of contract. The complaints seek actual damages, injunctive relief, or both. In each of these cases, the trial court has certified a class. Trial is set for June 3, 2003, in one of the cases and August 4, 2003, in another.

The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a putative class action lawsuit pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company’s retail stores and wholesale clubs in the United States. The complaint alleges that the Company has a pattern and practice of discriminating against women in promotions, pay, training, and job assignments. The complaint seeks, among other things, injunctive relief, compensatory damages including front pay and back pay, punitive damages, and attorney fees. Class certification has not yet been decided, and we cannot predict whether a class will be certified and, if a class is certified, the geographic or other scope of such a class. If the Court certifies a class in this action and there is an adverse verdict on the merits, the Company may be subject to liability for damages that could be material to the Company and to employment-related injunctive measures that could be material to the Company and result in increased costs of operations on an ongoing basis.

The Company is a defendant in three putative class action lawsuits in Texas, one in New Hampshire, and one in Oklahoma. In each of the lawsuits, the plaintiffs seek a declaratory judgment that Wal-Mart and the other defendants who purchased Corporate Owned Life Insurance (COLI) policies lack an insurable interest in the lives of the class-members, who were the insureds under the policies, and seek to recover the proceeds of the policies under theories of unjust enrichment and constructive trust. In some of the suits the plaintiffs attempt to state claims for alleged violations of their privacy rights, as well as various other causes of action, and assert they are entitled to punitive damages. In August 2002, the court in the lead Texas lawsuit denied the Company’s motion for summary judgment, and granted partial summary judgment, in favor of the plaintiffs on certain issues. The Texas litigation has been stayed while the Fifth Circuit Court of Appeals reviews these rulings. Class certification has not been decided in any of these cases.

The Company is a defendant in Lisa Smith Mauldin v. Wal-Mart Stores, Inc. a lawsuit that was filed on October 16, 2001, in the United States District Court for the Northern District of Georgia, Atlanta Division. The lawsuit was certified by the court as a class action on August 30, 2002. The class is composed of female Wal-Mart Associates who were participants in the Associates Health and Welfare Plan from March 8, 2001 to the present and who were using prescription contraceptives

Page 46 of Annual Report

during the relevant time period. The class seeks amendment of the Plan to include coverage for prescription contraceptives, back pay for all members in the form of reimbursement of the cost of prescription contraceptives (from no earlier than September 5, 1999), pre-judgment interest and attorney fees and coverage of prescription contraceptives and attendant office visits. The complaint alleges that the Company’s Health Plan violates Title VII’s prohibition against gender discrimination in that the Reproductive Systems provision does not provide coverage for contraceptives.

The Company is a defendant in a lawsuit that was filed on August 31, 2001, in the United States District Court for the Eastern District of Kentucky. EEOC (Janice Smith) v. Wal-Mart Stores, Inc. is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky Distribution Center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification.

The Company is a defendant in seven putative class actions filed in Massachusetts, in which the plaintiffs allege that the Company violated a state statute requiring individual price stickers to be affixed to certain items offered for retail sale. Plaintiffs seek equitable relief requiring Wal-Mart to affix individual prices to such items when they are placed for sale in Massachusetts, compensatory damages calculated at $25 for each transaction in Massachusetts since 1998, treble damages, and attorney fees. The first suit was filed in the Plymouth County Superior Court on November 26, 2002. Wal-Mart recently filed a motion to consolidate the actions; motions to dismiss the statutory damage claims as to the class members; and a motion to stay discovery pending the outcome of the other motions. Class certification has not been decided in any of these cases.

9 Commitments
The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $1,091 million, $1,043 million, and $893 million in 2003, 2002, and 2001, respectively. Aggregate minimum annual rentals at January 31, 2003, under non-cancelable leases are as follows (in millions):

Fiscal Year	Operating Leases	Capital Leases
2004	$ 589	$ 440
2005	576	431
2006	560	428
2007	546	419
2008	515	412
Thereafter	5,202	3,152
Total minimum rentals	$ 7,988	5,282
Less estimated executory costs		57
Net minimum lease payments		5,225
Less imputed interest at rates ranging from 6.1% to 14.0%		2,048
Present value of minimum lease payments		$ 3,177

Certain of the leases provide for contingent additional rentals based on percentage of sales. The additional rentals amounted to $51 million, $63 million and $56 million in 2003, 2002 and 2001, respectively. Substantially all of the store leases have renewal options for additional terms of from 5 to 30 years at comparable rentals.

We have guaranteed specific obligations of certain third party construction contractors in the amount of $110 million. In connection with debt financing of $500 million we entered into related interest rate swaps; should an unlikely event terminate these financing transactions and the related swaps we would be liable for a termination payment that at January 31, 2003 approximated $99 million. Additionally we have entered into agreements with third party distribution companies that would require us to purchase specified transportation equipment for up to approximately $133 million in the unlikely termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for ten future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $12 million annually over the lease terms.

Page 47 of Annual Report

10 Retirement Related Benefits
In the United States, the Company maintains a Profit Sharing Plan which is entirely funded by the Company and under which most full-time and many part-time Associates become participants following one year of employment. The Company also maintains a 401(k) retirement savings plans with the same eligibility requirements as the profit sharing plan under which Associates may elect to contribute a percentage of their earnings. During fiscal 2003 participants could contribute up to 15% of their pretax earnings, but not more than statutory limits.

The Company made annual contributions in cash to these plans on behalf of all eligible Associates, including those who did not elect to contribute to the 401(k) plan. Associates may choose from among 14 different 401(k) investment options. For Associates who did not make any election, their 401(k) balance is placed in a balanced fund. Associates are immediately vested in their 401(k) funds and may change their investment options at any time.

Annual contributions to the United States and Puerto Rico 401(k) and profit sharing plans are made at the sole discretion of the Company, and were $593 million, $500 million and $435 million in 2003, 2002 and 2001, respectively. In addition, in fiscal 2002, eligible Associates could choose to receive a cash payout equal to one-half of the Company contribution that otherwise would have been made into the 401(k) plan. The Company paid $34 million in cash to Associates in lieu of Company contributions to the 401(k) plan in fiscal 2002.

Employees in foreign countries who are not U.S. citizens are covered by various postemployment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are generally made at the discretion of the Company, and were $73 million, $55 million and $51 million in 2003, 2002 and 2001, respectively.

The Company’s United Kingdom subsidiary, ASDA, has in place a defined benefit plan. The following table provides a summary of benefit obligations and plan assets of the ASDA defined benefit plan (in millions):

2003
Benefit obligation at January 31,	$ 807
Fair value of plan assets at January 31,	$ 601
Funded status of the plan	($ 206)

11 Segments
The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, South Korea, Puerto Rico, and the United Kingdom, through joint ventures in China, through majority-owned subsidiaries in Brazil and Mexico and through minority investment in Japan. The Company identifies segments based on management responsibility within the United States and geographically for all International units. The Wal-Mart Stores segment includes the Company’s discount stores, Supercenters and Neighborhood Markets in the United States as well as Wal-Mart.com. The SAM’S CLUB segment includes the warehouse membership clubs in the United States. The Company’s operations in Argentina, Brazil, China, Germany, South Korea, Mexico, the United Kingdom and the Amigo operation in Puerto Rico are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year end. The Company measures segment profit as operating profit, which is defined as operating income, which is defined as income before net interest expense, income taxes and minority interest. Information on segments and a reconciliation to income, before income taxes, and minority interest, are as follows (in millions):

Page 48 of Annual Report

Fiscal year ended January 31, 2003	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 157,121	$ 31,702	$ 40,794	$ 14,907	$ 244,524
Intercompany real estate charge (income)	2,228	453	–	(2,681)	–
Depreciation and amortization	1,287	216	639	1,290	3,432

Operating income (loss)	11,873	1,028	2,033	(1,290)	13,644
Interest expense, net					(925)
Income before income taxes and
minority interest					12,719
Total assets	$ 24,748	$ 4,404	$ 30,709	$ 34,824	$ 94,685

Fiscal year ended January 31, 2002	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 139,131	$ 29,395	$ 35,485	$ 13,788	$ 217,799
Intercompany real estate charge (income)	1,993	411	–	(2,404)	–
Depreciation and amortization	1,091	177	595	1,427	3,290

Operating income (loss)	10,221	1,028	1,305	(617)	11,937
Interest expense, net					(1,186)
Income before income taxes and
minority interest					10,751
Total assets	$ 21,890	$ 3,958	$ 26,324	$ 31,355	$ 83,527

Fiscal year ended January 31, 2001	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$ 121,889	$ 26,798	$ 32,100	$ 10,542	$ 191,329
Intercompany real estate charge (income)	1,766	383	–	(2,149)	–
Depreciation and amortization	927	147	562	1,232	2,868

Operating income (loss)	9,616	942	949	(196)	11,311
Interest expense					(1,195)
Income before income taxes and
minority interest					10,116
Total assets	$ 20,286	$ 3,843	$ 25,742	$ 28,259	$ 78,130

Operating income information for fiscal years 2001 and 2002 has been reclassified to conform to current-year presentation.

Domestic long-lived assets excluding goodwill were $38,051 million, $33,612 million and $29,741 million in fiscal 2003, 2002 and 2001, respectively. Additions to domestic long-lived assets were $6,358 million, $4,749 million and $6,374 million in fiscal 2003, 2002 and 2001, respectively. International long-lived assets excluding goodwill were $13,853 million, $12,138 million and $11,193 million in fiscal 2003, 2002 and 2001, respectively. Additions to International long-lived assets were $2,075 million, $1,436 million and $711 million in fiscal 2003, 2002 and 2001, respectively. The International segment includes all international real estate. The operations of the Company’s ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2003, 2002 and 2001 were $18.1 billion, $15.3 billion and $14.5 billion, respectively. At January 31, 2003 and 2002, ASDA long-lived assets, including primarily net plant, property and equipment and net goodwill, totaled $14.2 billion and $12.4 billion, respectively.

All of the operating real estate in the United States is included in the "Other" category and is leased to Wal-Mart Stores and SAM’S CLUB. The revenues in the "Other" category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company’s Wal-Mart Stores and SAM’S CLUB segments. McLane is not a significant segment and therefore, results are not presented separately.

Page 49 of Annual Report

12 Quarterly Financial Data (Unaudited)

	Quarters ended
Amounts in millions (except per share information)	April 30,	July 31,	October 31,	January 31,
2003
Net sales	$ 54,960	$ 59,694	$ 58,797	$ 71,073
Cost of sales	43,058	46,639	45,893	56,248
Net income	1,652	2,038	1,820	2,529
Net income per common share, basic and diluted	$ 0.37	$ 0.46	$ 0.41	$ 0.57
2002
Net sales	$ 48,052	$ 52,799	$ 52,738	$ 64,210
Cost of sales	37,850	41,412	41,388	50,912
Net income	1,380	1,622	1,481	2,188
Net income per common share, basic and diluted	$ 0.31	$ 0.36	$ 0.33	$ 0.49

Page 50 of Annual Report

Report of Independent Auditors
The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

[Ernst & Young LLP Signature]

Tulsa, Oklahoma

March 19, 2003

Page 51 of Annual Report

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

Management has developed and maintains a system of internal and disclosure controls, including an extensive internal audit program. These controls are designed to provide reasonable assurance that the Company’s assets are protected from improper use and that Wal-Mart’s accounting records provide a reliable basis for the preparation of financial statements. We continually review, improve and modify these systems and programs in response to changes in business conditions and operations and the recommendations made by Wal-Mart’s internal and external auditors. We believe that the system of internal and disclosure controls provides reasonable assurance that Wal-Mart’s assets are safeguarded and that the financial information disclosed is reliable.

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

/s/ H. Lee Scott                                                                                                      /s/ Thomas M. Schoewe
      H. Lee Scott                                                                                                          Thomas M. Schoewe
      President and Chief Executive Officer                                                              Executive Vice President and Chief Financial Officer

Page 52 of Annual Report

Corporate Information

Registrar and Transfer Agent:
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the U.S.: 1-201-222-4955
Internet: http://www.equiserve.com
Dividend Reinvestment and Direct Stock Purchase Available

Listings – Stock Symbol: WMT
New York Stock Exchange
Pacific Stock Exchange

Annual Meeting:
Our Annual Meeting of Shareholders will be held on Friday, June 6, 2003, at 8:45 a.m. in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with Shareholders:
Wal-Mart Stores, Inc. periodically communicates with its Shareholders and other members of the investment community about our operations. For further information regarding those communications, please refer to our Form 8-K filing with the SEC dated October 20, 2000.

Market Price of Common Stock

Fiscal Years Ended January 31,
	2003		2002
Quarter Ended	High	Low	High	Low
April 30	$63.75	$55.80	$55.70	$46.91
July 31	$58.55	$44.60	$55.90	$47.34
October 31	$57.33	$45.60	$55.99	$44.00
January 31	$55.57	$47.10	$59.98	$52.24

Independent Auditors:
Ernst & Young LLP
3900 One Williams Center
Tulsa, Oklahoma 74172

Corporate Address:
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716
Telephone: (479) 273-4000
Retail Internet Site: http://www.walmart.com
Corporate Internet Site: http://www.walmartstores.com

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling (479) 273-8446. These reports are also available via the corporate website.
  Annual Report on Form 10-K
  Quarterly Financial Information on Form 10-Q
  Current Press Releases
  Current Sales and Earnings Releases
  Copy of Proxy Statement
  Diversity Brochure
  Supplier Standards Report

Dividends Paid Per Share

Fiscal Years Ended January 31,
Quarterly
2003		2002
April 18	$0.075	April 9	$0.070
July 8	$0.075	July 9	$0.070
October 7	$0.075	October 9	$0.070
January 6	$0.075	January 7	$0.070

Page 53 of Annual Report