Form 10-K, Exhibit 13
period 2005-01-31
WAL MART STORES INC
filed 2005-03-31
CIK 104169

Exhibit 13

11-Year Financial Summary

WAL-MART

(Dollar amounts in millions except per share data)

Fiscal Years Ending January 31,	2005	2004	2003
Net Sales	$285,222	$256,329	$229,616
Net sales increase	11.3%	11.6%	12.6%
Comparative store sales increase in the United States (1)	3%	4%	5%
Cost of sales	$219,793	$198,747	$178,299
Operating, selling, general and administrative expenses	51,105	44,909	39,983
Interest expense, net	986	832	927
Effective tax rate	34.7%	36.1%	35.2%
Income from continuing operations	$10,267	$8,861	$7,818
Net income	10,267	9,054	7,955
Per share of common stock:
Income from continuing operations, diluted	$2.41	$2.03	$1.76
Net income, diluted	2.41	2.07	1.79
Dividends	0.52	0.36	0.30
Financial Position
Current assets of continuing operations	$38,491	$34,421	$29,543
Inventories	29,447	26,612	24,401
Property, equipment and capital lease assets, net	68,567	59,023	51,374
Total assets of continuing operations	120,223	105,405	92,900
Current liabilities of continuing operations	42,888	37,840	32,225
Long-term debt	20,087	17,102	16,597
Long-term obligations under capital leases	3,582	2,997	3,000
Shareholders’ equity	49,396	43,623	39,461
Financial Ratios
Current ratio	0.9	0.9	0.9
Return on assets (2)	9.3%	9.2%	9.2%
Return on shareholders’ equity (3)	22.1%	21.3%	20.9%
Other Year-End Data
Discount Stores in the United States	1,353	1,478	1,568
Supercenters in the United States	1,713	1,471	1,258
SAM’S CLUBs in the United States	551	538	525
Neighborhood Markets in the United States	85	64	49
Units outside the United States	1,587	1,355	1,272
Shareholders of record	331,000	335,000	330,000

(1)	Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since that date.

(2)	Income from continuing operations before minority interest divided by average assets.

(3)	Income from continuing operations divided by average shareholders’ equity.

Financial information for all years has been restated to reflect the sale of McLane Company, Inc. (“McLane”) that occurred in fiscal 2004. McLane is presented as a discontinued operation. All years have been restated for the adoption of the expense recognition provisions of Financial Accounting Standards Board Statement No. 123, “Accounting and Disclosure of Stock-Based Compensation.” Fiscal 1995 was not affected by the adoption.

In fiscal 2003, the Company adopted Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets.” In years prior to adoption, the Company recorded amortization expense related to goodwill.

22 WAL-MART 2005 ANNUAL REPORT

2002	2001	2000	1999	1998	1997	1996	1995
$204,011	$180,787	$156,249	$130,522	$112,005	$99,627	$89,051	$78,338
12.8%	15.7%	19.7%	16.5%	12.4%	11.9%	13.7%	23.6%
6%	5%	8%	9%	6%	5%	4%	7%
$159,097	$140,720	$121,825	$102,490	$88,163	$78,897	$70,485	$61,929
35,147	30,822	26,025	21,778	18,831	16,437	14,547	12,434
1,183	1,196	840	598	716	807	863	669
36.2%	36.5%	36.8%	37.4%	37.0%	36.8%	36.8%	37.2%
$6,448	$6,087	$5,394	$4,240	$3,424	$2,978	$2,689	$2,643
6,592	6,235	5,324	4,397	3,504	3,042	2,737	2,681

$1.44	$1.36	$1.21	$0.95	$0.76	$0.65	$0.58	$0.58
1.47	1.39	1.19	0.98	0.77	0.66	0.59	0.59
0.28	0.24	0.20	0.16	0.14	0.11	0.10	0.09

$26,615	$25,344	$23,478	$20,064	$18,589	$17,385	$16,779	$14,827
22,053	20,987	19,296	16,361	16,005	15,556	15,667	13,726
45,248	40,461	35,533	25,600	23,237	19,935	18,554	15,561
81,549	76,231	68,983	48,513	44,221	38,571	36,621	31,959
26,795	28,366	25,525	16,155	13,930	10,432	10,944	9,449
15,676	12,489	13,653	6,887	7,169	7,685	8,483	7,844
3,044	3,152	3,000	2,697	2,480	2,304	2,089	1,834
35,192	31,407	25,878	21,141	18,519	17,151	14,757	12,726

1.0	0.9	0.9	1.2	1.3	1.7	1.5	1.6
8.4%	8.6%	9.8%	9.5%	8.5%	8.0%	7.9%	9.2%
19.4%	21.3%	22.9%	21.4%	19.2%	18.7%	19.6%	22.5%

1,647	1,736	1,801	1,869	1,921	1,960	1,995	1,985
1,066	888	721	564	441	344	239	147
500	475	463	451	443	436	433	426
31	19	7	4	—	—	—	—
1,154	1,054	991	703	589	314	276	226
324,000	317,000	307,000	261,000	246,000	257,000	244,000	259,000

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

WAL-MART 2005 ANNUAL REPORT 23

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Overview

Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) is a global retailer committed to growing by improving the standard of living for our customers throughout the world. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices (“EDLP”) while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change erratically under frequent promotional activity. SAM’S CLUB is in business for small businesses. Our focus for SAM’S CLUB is to provide exceptional value on brand-name merchandise at “members only” prices for both business and personal use. Internationally, we operate with similar philosophies.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements and accompanying notes as of January 31, 2005, and the year then ended.

Throughout this Management’s Discussion and Analysis of Results of Operations and Financial Condition, we discuss segment operating income and comparative store sales. Segment operating income refers to income from continuing operations before net interest expense, income taxes and minority interest. Segment operating income does not include unallocated corporate overhead. Comparative store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. We consider comparative store sales to be sales at stores that were open as of February 1st of the prior fiscal year and have not been expanded or relocated since that date. Stores that were expanded or relocated during that period are not included in the calculation. Comparative store sales is also referred to as “same-store” sales by others within the retail industry. The method of calculating comparative store sales varies across the retail industry. As a result, our calculation of comparative store sales is not necessarily comparable to similarly titled measures reported by other companies.

On May 2, 2003, we announced that we had entered into an agreement to sell McLane Company, Inc. (“McLane”), one of our wholly-owned subsidiaries, for $1.5 billion. On May 23, 2003, the transaction was completed. As a result of this sale, we have classified McLane as a discontinued operation in the financial statements and these discussions and comparisons of the current and prior fiscal years. McLane’s external sales prior to the divestiture were $4.3 billion in fiscal 2004 and $14.9 billion for fiscal 2003. McLane continues to be a supplier to the Company.

Operations

Our operations are comprised of three business segments: Wal-Mart Stores, SAM’S CLUB and International.

Our Wal-Mart Stores segment is the largest segment of our business, accounting for approximately 67.3% of our fiscal 2005 sales. This segment consists of three different retail formats, all of which are located in the United States, including:

•	Supercenters, which average approximately 187,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket;

•	Discount Stores, which average approximately 100,000 square feet in size and offer a wide assortment of general merchandise and a limited assortment of food products; and

•	Neighborhood Markets, which average approximately 43,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

Our SAM’S CLUB segment consists of membership warehouse clubs in the United States and accounts for approximately 13.0% of our fiscal 2005 sales. Our SAM’S CLUBs in the United States average approximately 128,000 square feet in size.

Our International operations are located in eight countries and Puerto Rico. Internationally, we generated approximately 19.7% of our fiscal 2005 sales. Outside the United States, we operate several different formats of retail stores and restaurants, including Supercenters, Discount Stores and SAM’S CLUBs. Additionally, we own an unconsolidated 37% minority interest in The Seiyu, Ltd. (“Seiyu”), a retailer in Japan.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and abroad. We face strong sales competition from other general merchandise, food and specialty retailers. Additionally, we compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (“Associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels, economic conditions, customer preferences, employment, labor costs, inflation, currency exchange fluctuations, fuel prices, weather patterns, insurance costs and accident costs.

Key Items in Fiscal 2005

Significant financial items during fiscal 2005 include:

•	Net sales increased 11.3% from fiscal 2004 to $285.2 billion in fiscal 2005, and income from continuing operations increased 15.9% to $10.3 billion. Foreign currency exchange rates favorably impacted sales by $3.2 billion in fiscal 2005.

•	Net operating cash provided by operating activities was $15.0 billion for fiscal 2005. During fiscal 2005 we repurchased $4.5 billion of our common stock under our share repurchase program and paid dividends of $2.2 billion. Additionally during fiscal 2005, we issued $5.8 billion in long-term debt securities and repaid $2.1 billion of long-term debt.

24 WAL-MART 2005 ANNUAL REPORT

•	Total assets increased 14.1%, to $120.2 billion at January 31, 2005, when compared to January 31, 2004. During fiscal 2005, we made $12.9 billion of capital expenditures which was an increase of 25.1% over capital expenditures of $10.3 billion in fiscal 2004.

•	Our International segment had an operating income increase of 26.1% and a sales increase of 18.3% compared to fiscal 2004. The largest contributors to the strong international performance were our operations in Mexico and the United Kingdom. Fiscal 2005 operating income for the International segment includes a favorable impact of $150 million from changes in foreign currency exchange rates.

•	SAM’S CLUB’s continued focus on our business members helped drive a 13.7% increase in operating income on a 7.5% increase in sales when comparing fiscal 2005 with fiscal 2004.

•	When compared to fiscal 2004, our Wal-Mart Stores segment experienced a 9.7% increase in operating profit and a 10.1% increase in sales in fiscal 2005.

Company Performance Measures

Management uses a number of metrics to assess its performance. The following are the more frequently discussed metrics:

•	Comparative store sales is a measure which indicates whether our existing stores continue to gain market share by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Our Wal-Mart Stores segment’s comparative store sales were 2.9% for fiscal 2005 versus 3.9% for fiscal 2004. The lower comparative store sales growth in fiscal 2005 is generally reflective of the softer economy in fiscal 2005, including the impact of higher fuel and utility costs on our customers. Our SAM’S CLUB segment’s comparative club sales were 5.8% in fiscal 2005 compared to 5.3% in fiscal 2004. The more favorable growth in fiscal 2005 resulted from our continued focus on the business member.

•	Operating income growth greater than net sales growth has long been a measure of success for us. For fiscal 2005 our operating income increased by 13.8% when compared to fiscal 2004, while net sales increased by 11.3% over the same period. Both International and SAM’S CLUB segments met this target; however, the Wal-Mart Stores segment fell slightly short.

•	Inventory growth at a rate less than half of sales growth is a key measure of our efficiency. Total inventories at January 31, 2005, were up 10.7% over levels at January 31, 2004, and sales were up 11.3% when comparing fiscal 2005 with fiscal 2004. This ratio was affected in fiscal 2005 by sales which were weaker than anticipated, as well as by increased levels of imported merchandise, which carries a longer lead time.

•	With an asset base as large as ours, we are focused on continuing to make certain our assets are productive. It is important for us to sustain our return on assets at its current level. Return on assets is defined as income from continuing operations before minority interest divided by average total assets. Return on assets for fiscal 2005, 2004 and 2003 was 9.3%, 9.2 % and 9.2%, respectively.

Results of Operations

The Company and each of its operating segments had net sales (in millions), as follows:

Fiscal year ended January 31,	2005			2004			2003
	Net sales	Percent of total	Percent increase	Net sales	Percent of total	Percent increase	Net sales	Percent of total
Wal-Mart Stores	$191,826	67.3%	10.1%	$174,220	68.0%	10.9%	$157,120	68.4%
SAM’S CLUB	37,119	13.0%	7.5%	34,537	13.5%	8.9%	31,702	13.8%
International	56,277	19.7%	18.3%	47,572	18.5%	16.6%	40,794	17.8%

Total net sales	$285,222	100.0%	11.3%	$256,329	100.0%	11.6%	$229,616	100.0%

Our total net sales increased by 11.3% and 11.6% in fiscal 2005 and 2004 when compared to the previous fiscal year. Those increases resulted from our expansion programs and comparative store sales increases in the United States. Comparative store sales increased 3.3% in fiscal 2005 and 4.1% in fiscal 2004. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate that comparative store sales in fiscal 2005, 2004 and 2003 were negatively impacted by the opening of new stores by approximately 1%. We expect that this effect of opening new stores on comparable store sales will continue during fiscal 2006 at a similar rate.

During fiscal 2005 and 2004, foreign currency exchange rates had a $3.2 billion and $2.0 billion favorable impact, respectively, on the International segment’s net sales causing an increase in the International segment’s net sales as a percentage of total net sales relative to the Wal-Mart Stores and SAM’S CLUB segments. Additionally, the decrease in the SAM’S CLUB segment’s net sales as a percent of total Company sales in fiscal 2005 and 2004 when compared to fiscal 2003 resulted from the more rapid development of new stores in the International and Wal-Mart Stores segments than the SAM’S CLUB segment.

WAL-MART 2005 ANNUAL REPORT 25

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Our total gross profit as a percentage of net sales (our “gross margin”) was 22.9%, 22.5% and 22.3% in fiscal 2005, 2004 and 2003, respectively. Our Wal-Mart Stores and International segment sales yield higher gross margins than our SAM’S CLUB segment. Accordingly, the greater increases in net sales for the Wal-Mart Stores and International segments in fiscal 2005 and 2004 had a favorable impact on the Company’s total gross margin.

Operating, selling, general and administrative expenses (“operating expenses”) as a percentage of net sales were 17.9%, 17.5% and 17.4% for fiscal 2005, 2004 and 2003, respectively. The increase in operating expenses as a percentage of total net sales was primarily due to a faster rate of growth in operating expenses in our Wal-Mart Stores and International segments, which have higher operating expenses as a percentage of segment net sales than our SAM’S CLUB segment. Operating expenses in fiscal 2005 were impacted by the Wal-Mart Stores and SAM’S CLUB segments’ implementation of a new job classification and pay structure for hourly field Associates in the United States. The job classification and pay structure, which was implemented in the second quarter of fiscal 2005, was designed to help maintain internal equity and external competitiveness.

Operating expenses in fiscal 2004 were impacted by the adoption of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor” (“EITF 02-16”). The adoption of EITF 02-16 resulted in an after-tax reduction in fiscal 2004 net income of approximately $140 million.

Interest, net, as a percentage of net sales increased slightly in fiscal 2005 when compared with fiscal 2004 due to higher borrowing levels and higher interest rates during fiscal 2005. For fiscal 2004, interest, net, as a percentage of net sales decreased 0.1% when compared to fiscal 2003, primarily from lower average interest rates on our outstanding debt and the positive impact of our fixed-to-variable interest rate-swap program.

Our effective income tax rates for fiscal 2005, 2004 and 2003 were 34.7%, 36.1% and 35.2%, respectively. The reduction in our effective tax rate from fiscal 2004 to fiscal 2005 is due to the passage of the Working Families Tax-Relief Act of 2004 in October 2004, which retroactively extended the work opportunity tax credit for fiscal 2005. Additionally, our fiscal 2004 effective tax rate was impacted by an increase to our valuation allowance. As a result of tax legislation in Germany in January 2004, we re-evaluated the recoverability of our deferred tax asset in Germany. This re-evaluation resulted in a $150 million charge to increase our valuation allowance in fiscal 2004. This increase in our valuation allowance caused our effective tax rate to rise to 36.1% in fiscal 2004.

In fiscal 2005, we earned income from continuing operations of $10.3 billion, a 15.9% increase over fiscal 2004. Net income in fiscal 2005 increased 13.4% from fiscal 2004 largely as a result of the increase in income from continuing operations described above, net of the $193 million previously provided in fiscal 2004 by McLane, which was disposed in the first half of fiscal 2004 and accounted for as a discontinued operation in that period. During fiscal 2004, we earned income from continuing operations of $8.9 billion, a 13.3% increase over fiscal 2003. Our net income increased 13.8% over the same period largely as a result of the increase in income from continuing operations described above and the $151 million after-tax gain on the sale of McLane recognized in fiscal 2004.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2005	10.1%	$14,163	9.7%	7.4%
2004	10.9%	12,916	9.1%	7.4%
2003	12.9%	11,840	16.2%	7.5%

The segment net sales increases in fiscal 2005 and fiscal 2004 from the prior fiscal years resulted from comparative store sales increases of 2.9% in fiscal 2005 and 3.9% in fiscal 2004, in addition to our expansion program in the Wal-Mart Stores segment. We believe that comparative store sales in 2005 increased at a slower rate than 2004 due to a softer economy and because our customers have been impacted by higher fuel and utility costs. Our expansion programs consist of opening new units, converting Discount Stores to Supercenters, relocations that result in more square footage, as well as expansions of existing stores. Segment expansion during fiscal 2005 included the opening of 36 Discount Stores, 21 Neighborhood Markets and 242 Supercenters (including the conversion and/or relocation of 159 existing Discount Stores into Supercenters). Two Discount Stores closed in fiscal 2005. During fiscal 2005, our total expansion program added approximately 36 million of store square footage, an 8.6% increase. Segment expansion during fiscal 2004 included the opening of 41 Discount Stores, 15 Neighborhood Markets and 213 Supercenters (including the conversion and/or relocation of 130 existing Discount Stores into Supercenters). One Discount Store closed in fiscal 2004. During fiscal 2004, our total expansion program added approximately 34 million, or 8.8%, of store square footage.

While our fiscal 2005 segment operating income as a percentage of segment net sales was unchanged from fiscal 2004, segment gross margin and operating expenses as a percent of sales were each up 0.4% for the year. Our gross margin improvement can be primarily attributed to our global sourcing effort and reductions in markdowns and shrinkage as a percentage of segment net sales for

26 WAL-MART 2005 ANNUAL REPORT

fiscal 2005 when compared to fiscal 2004. The segment’s operating expenses in fiscal 2005 as a percentage of segment net sales were higher than fiscal 2004 primarily due to expense pressures from Associate wages and accident costs. Wages primarily increased due to our new job classification and pay structure, which was implemented in the second quarter of fiscal 2005.

The fiscal 2004 decrease in segment operating income as a percentage of segment net sales compared with fiscal 2003 resulted from a 0.4% increase in segment operating expenses, which was partially offset by a 0.3% increase in gross margin for the segment when compared with fiscal 2003. The gross margin improvement was driven primarily by a favorable shift in the mix of products sold and our global sourcing efforts, despite increased apparel markdowns in the second half of the year. Segment operating expenses in fiscal 2004 as a percentage of segment net sales were higher than fiscal 2003 primarily due to increased insurance and advertising costs.

SAM’S CLUB Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2005	7.5%	$1,280	13.7%	3.4%
2004	8.9%	1,126	10.1%	3.3%
2003	7.8%	1,023	0.0%	3.2%

Growth in net sales for the SAM’S CLUB segment in fiscal 2005 and fiscal 2004 resulted from comparative club sales increases of 5.8% in fiscal 2005 and 5.3% in fiscal 2004, along with our expansion program. Comparative club sales in 2005 increased at a higher rate than in 2004 primarily as the result of continued focus on small business members, along with improved sales in fresh and specialty categories, including fuel. Segment expansion consisted of the opening of 13 new clubs in both fiscal 2005 and fiscal 2004. Our total expansion program added approximately 3 million of additional club square footage, or 3.7%, in fiscal 2005 and approximately 2 million, or 3.6%, of additional club square footage in fiscal 2004.

Segment operating income as a percentage of segment net sales increased slightly in fiscal 2005 when compared to fiscal 2004. The increase is due to an improvement in gross margin, partially offset by an increase in operating expenses as a percentage of segment net sales and the impact of the adoption of EITF 02-16 in fiscal 2004. The improvement in gross margin is primarily a result of strong sales in higher margin categories. Operating expenses as a percentage of segment net sales increased due primarily to higher wage costs resulting from our new job classification and pay structure, which was implemented in the second quarter of fiscal 2005. The adoption of EITF 02-16 resulted in a decrease to the segment’s operating income in fiscal 2004 of $44 million.

Segment operating income as a percentage of segment net sales increased slightly in fiscal 2004 when compared to fiscal 2003, due to a reduction in operating expenses resulting from working more closely with the Wal-Mart Stores segment.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2005	18.3%	$2,988	26.1%	5.3%
2004	16.6%	2,370	18.6%	5.0%
2003	15.0%	1,998	57.2%	4.9%

Our International segment is comprised of wholly owned operations in Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, the operations of joint ventures in China and operations of majority-owned subsidiaries in Brazil and Mexico.

The fiscal 2005 increase in the International segment’s net sales primarily resulted from improved operating results, our international expansion program and the impact of foreign currency exchange rate changes. In fiscal 2005, the International segment opened 232 units, net of relocations and closings, which added 18 million, or 15.6%, of additional unit square footage. This includes the acquisition of Bompreço S.A. Supermercados do Nordeste (“Bompreço”) in Brazil, which added 118 stores and 7.5 million square feet in February 2004. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of $3.2 billion in fiscal 2005.

The fiscal 2004 increase in International net sales primarily resulted from both improved operating results and our international expansion program. In fiscal 2004, the International segment opened 83 units, net of relocations and closings, which added 9 million, or 8.5%, of additional unit square footage. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of approximately $2.0 billion in fiscal 2004.

WAL-MART 2005 ANNUAL REPORT 27

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Fiscal 2005 sales at our United Kingdom subsidiary, ASDA, were 46.2% of the International segment net sales. Sales for ASDA included in our consolidated income statement during fiscal 2005, 2004, and 2003 were $26.0 billion, $21.7 billion, and $18.1 billion, respectively.

The fiscal 2005 increase in segment operating income as a percentage of segment sales compared with fiscal 2004 resulted primarily from a 0.3% improvement in gross margin. The improvement in gross margin was due to a favorable shift in the mix of products sold toward general merchandise categories which carry a higher margin. Fiscal 2005 operating income includes a favorable impact of $150 million from changes in foreign currency exchange rates.

The fiscal 2004 increase in segment operating income as a percentage of segment net sales compared with fiscal 2003 resulted from a 0.4% improvement in gross margin offset by increases in operating expenses primarily due to the adoption of EITF 02-16. The improvement in gross margin was due to an overall increase as a percentage of the segment’s net sales in general merchandise sales which carry a higher margin. The International segment’s operating income in fiscal 2004 included a favorable impact of $81 million from changes in foreign currency exchange rates.

Our financial results from our foreign operations could be affected by factors such as changes in foreign currency exchange rates, weak economic conditions, changes in tax law and government regulations in the foreign markets in which we operate. We minimize exposure to the risk of devaluation of foreign currencies by operating in local currencies.

Liquidity and Capital Resources

Overview

Cash flows provided by operating activities of continuing operations provide us with a significant source of liquidity. Our cash flows from operating activities of continuing operations were $15.0 billion in fiscal 2005, compared with $15.9 billion in fiscal 2004. The decrease in cash flows provided by operating activities of continuing operations is primarily attributable to differences in the timing of payroll, income and other taxes, supplier payments and the timing of the collection of receivables in fiscal 2005 compared with fiscal 2004.

Operating cash flows provided by continuing operations increased during fiscal 2004 compared with fiscal 2003 primarily due to improved operations and inventory management, accounts payable growing at a faster rate than inventories and the timing of payroll and the collection of receivables.

In fiscal 2005, we paid dividends of $2.2 billion, made $12.9 billion in capital expenditures, paid $4.5 billion to repurchase shares of our common stock, received $5.8 billion from the issuance of long-term debt and repaid $2.1 billion of long-term debt.

Working Capital

Current liabilities exceeded current assets at January 31, 2005, by $4.4 billion, an increase of $978 million from January 31, 2004. Our ratio of current assets to current liabilities was 0.9 to 1 at January 31, 2005 and 2004. At January 31, 2005, we had total assets of $120.2 billion compared with total assets of $105.4 billion at January 31, 2004.

Company Share Repurchase Program

In September 2004, our Board of Directors approved a new $10.0 billion share repurchase program, separate from and replacing the previous $7.0 billion program authorized in January 2004. Through January 31, 2005, we have repurchased $337 million of shares under the $10.0 billion share repurchase program. At January 31, 2005, approximately $9.7 billion of additional shares may be repurchased under the current authorization. There is no expiration date governing the period over which we can make our share repurchases. Under our share repurchase programs, repurchased shares are constructively retired and returned to unissued status.

Total fiscal 2005 share repurchases under our share repurchase programs were $4.5 billion. During fiscal 2004, we repurchased $5.0 billion of shares.

We consider several factors in determining when to make share repurchases, including among other things, our current cash needs, our cost of borrowing, and the market price of the stock. The increased authorization approved in September 2004, in part, contemplates possible repurchases of our shares that may become available for purchase as a result of the Standard & Poors (“S&P”) Index float adjustment implemented in March and September of 2005. Under the float adjustment, share counts used to determine the S&P indices will reflect only those shares that are available to investors, not all outstanding shares. The float adjustment will exclude shares closely held by control groups. As a result our relative weight in the S&P indices will decline as the S&P indices are adjusted in March and September of 2005. We expect that such adjustments in the S&P indices will cause investment funds that base their portfolio allocations on S&P indices to sell a portion of the shares of the Company they hold in order to rebalance their funds based on the new S&P index weightings.

Common Stock Dividends

We paid dividends totaling approximately $1.6 billion or $0.36 per share in fiscal 2004. In March 2004, our Board of Directors authorized a 44% increase in our annual dividend to $0.52 per share. As a result, we paid $2.2 billion in dividends in fiscal 2005. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 3, 2005, the Company’s Board of Directors approved an increase in annual dividends to $0.60 per share. The annual dividend will be paid in four quarterly installments on April 4, 2005, June 6, 2005, September 6, 2005, and January 3, 2006 to holders of record on March 18, May 20, August 19 and December 16, 2005, respectively.

28 WAL-MART 2005 ANNUAL REPORT

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

	Payments due during fiscal years ending January 31,
(in millions)	Total	2006	2007-2008	2009-2010	Thereafter
Recorded Contractual Obligations
Long-term debt	$23,846	$3,759	$4,972	$5,811	$9,304
Commercial paper	3,812	3,812	—	—	—
Capital lease obligations	5,720	521	1,019	958	3,222

Unrecorded Contractual Obligations:
Non-cancelable operating leases	9,072	730	1,326	1,108	5,908
Interest on long-term debt	10,701	1,107	1,912	1,653	6,029
Undrawn lines of credit	4,696	1,946	—	2,750	—
Trade letters of credit	2,613	2,613	—	—	—
Standby letters of credit	2,026	2,002	24	—	—
Purchase obligations	28,472	12,461	13,717	2,280	14

Total commercial commitments	$90,958	$28,951	$22,970	$14,560	$24,477

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

In connection with the expansion of our distribution network in Canada, we have guaranteed specific obligations of a third-party logistics provider. In the unlikely event this provider fails to perform its financial obligations regarding certain Wal-Mart-related projects, we would be obligated to pay an amount of up to $118 million. These agreements cover periods of up to 10 years.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2005, the aggregate termination payment was $113 million. These arrangements expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $163 million upon termination of some or all of these agreements.

There are no recourse provisions which would enable us to recover from third parties any amounts paid under the above guarantees. No liability for these guarantees has been recorded in our financial statements.

The Company has entered into lease commitments for land and buildings for 46 future locations. These lease commitments with real estate developers provide for minimum rentals ranging from 5-30 years, which, if consummated based on current cost estimates, will approximate $30 million annually over the lease terms.

Capital Resources

During fiscal 2005, we sold $5.8 billion of notes. The proceeds from the sale of these notes were used to repay commercial paper and for other general corporate purposes.

WAL-MART 2005 ANNUAL REPORT 29

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

At January 31, 2005 and 2004, the ratio of our debt to our total capitalization was 39% and 38%, respectively. Our objective is to maintain a debt to total capitalization ratio averaging approximately 40%.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. At January 31, 2005, S&P, Moody’s Investors Services, Inc. and Fitch Ratings rated our commercial paper A-1 +, P-1 and F1 + and our long-term debt AA, Aa2 and AA, respectively.

Future Expansion

Capital expenditures for fiscal 2006 are expected to be approximately $14 billion, including additions of capital leases. These fiscal 2006 expenditures will include the construction of 40 to 45 new Discount Stores, 240 to 250 new Supercenters (with relocations or expansions accounting for approximately 160 of those Supercenters), 25 to 30 new Neighborhood Markets, 30 to 40 new SAM’S CLUBs and 155 to 165 new units in our International segment (with relocations or expansions accounting for approximately 30 of these units). We plan to finance this expansion primarily out of cash flows from operations and with the issuance of commercial paper and long-term debt.

Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and changes in foreign exchange rates. In prior years, we presented our market risk information in tabular format. We have changed the presentation of this information to disclose a sensitivity analysis, because we believe it provides a more meaningful representation of our market risks.

The analysis presented for each of our market risk sensitive instruments is based on a 10% change in interest or foreign currency exchange rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At January 31, 2005 and 2004, we had $23.8 billion and $20.0 billion, respectively, of long-term debt outstanding. Our weighted average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.08% and 3.97% at January 31, 2005 and 2004, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2005 and 2004, would have increased annual interest expense on borrowings outstanding at those dates by $25 million and $10 million, respectively.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Our preference is to maintain approximately 50% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps was a gain of approximately $471 million and $681 million at January 31, 2005 and 2004, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2005, would result in a (loss) or gain in value of the swaps of ($123 million) or $126 million, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2004, would result in a (loss) or gain in value of the swaps of ($75 million) or $81 million, respectively.

We hold currency swaps to hedge the foreign currency exchange component of our net investments in the United Kingdom and Japan. In addition, we hold a cross-currency swap which hedges the foreign currency risk of debt denominated in currencies other than the local currency. The aggregate fair value of these swaps at January 31, 2005 and 2004, was a loss of $169 million and $71 million, respectively. A hypothetical 10% increase (or decrease) in the foreign currency exchange rates underlying these swaps from the market rate would result in a (loss) or gain in the value of the swaps of ($90 million) and $71 million at January 31, 2005, and ($83 million) and $65 million at January 31, 2004. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2005 and 2004, would have an insignificant impact on the value of the swaps.

We have designated debt of approximately £2.0 billion and £1.0 billion as of January 31, 2005 and 2004, respectively, as a hedge of our net investment in the United Kingdom. At January 31, 2005, a hypothetical 10% increase (or decrease) in value of the U.S. Dollar relative to the British Pound would result in a gain (or loss) in the value of the debt of $380 million. At January 31, 2004, a hypothetical 10% increase (or decrease) in value of the U.S. Dollar relative to the British Pound would result in a gain (or loss) in the value of the debt of $183 million.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates

30 WAL-MART 2005 ANNUAL REPORT

and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.

Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We value our inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all merchandise inventories in the United States, except SAM’S CLUB merchandise, which is based on average cost using the LIFO method. Inventories for international operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out (“FIFO”) method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping’s retail value. The cost-to-retail ratio is based on the fiscal-year purchase activity for each store location. The retail method requires Management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross margin recognized. Judgments made include the recording of markdowns used to sell through inventory and shrinkage. Markdowns designated for clearance activity are recorded at the time of the decision rather than at the point of sale, when Management determines the salability of inventory has diminished. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of mark-downs from year to year.

When necessary, the Company records a LIFO provision each quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices except for grocery items, for which we use a consumer price index. At January 31, 2005 and 2004, our inventories valued at LIFO approximate those inventories if they were valued at FIFO.

The Company provides for estimated inventory losses (“shrinkage”) between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results. Historically, shrinkage has not been volatile.

Impairment of Assets

We evaluate long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Management’s judgments regarding the existence of impairment indicators are based on market conditions and our operational performance, such as operating income and cash flows. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. These factors could cause Management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in Management determining that the value of long-lived assets is impaired, resulting in a writedown of the long-lived assets.

Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires Management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing Company businesses. Historically, the Company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be successfully challenged. When facts and circumstances change, we adjust these reserves through our provision for income taxes.

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks including workers’ compensation, general liability, vehicle liability and the Company’s portion of employee-related health care benefits. Liabilities associated with the risks that we retain are estimated in part by considering historical claims experience, including frequency, severity, demographic factors, and other assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss-development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for workers’ compensation and liability, a 1% increase or decrease to the assumptions for claims costs and loss development factors would increase or decrease our self-insurance accrual by $21 million and $53 million, respectively. A 1% increase or decrease in employee-related health care costs would increase or decrease our self-insured employee health care expense by $16 million.

WAL-MART 2005 ANNUAL REPORT 31

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

For a listing of our significant accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

New Accounting Pronouncement

On February 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation” (“SFAS 123”). Under SFAS 123, compensation expense is recognized based on the fair value of stock options granted. Upon the adoption of SFAS 123, we retroactively restated the results of our operations for the accounting change. Following the provisions of SFAS 123, the consolidated statements of income for fiscal 2005, 2004 and 2003 include $122 million, $102 million and $84 million, respectively, of after-tax stock option expense, which is approximately $0.03 per share in fiscal year 2005 and $0.02 per share for fiscal years 2004 and 2003. In December, 2004, the Financial Accounting Standards Board issued a revision of SFAS 123 (“SFAS 123(R)”). We adopted the provisions of SFAS 123(R) upon its release. Prior to the adoption of SFAS 123(R), we used the Black-Scholes-Merton formula to estimate the value of stock options granted to Associates. We continue to use this acceptable option valuation model following our adoption of SFAS 123(R). SFAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previously effective accounting principles generally accepted in the United States. The adoption of SFAS 123(R) did not have a material impact on our results of operations, financial position or cash flows.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements include statements under the caption “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to our capital expenditures, our ability to fund certain cash flow shortfalls by the sale of commercial paper and long-term debt securities, our ability to sell our long-term securities and our anticipated reasons for repurchasing shares of our common stock. These statements are identified by the use of the words “anticipate,” “contemplate,” “expect” and “plan,” and other, similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its Management as to future occurrences and trends. These forward-looking statements are subject to certain factors, in the United States and internationally, that could affect our financial performance, business strategy, plans, goals and objectives. Those factors include the cost of goods, labor costs, the cost of fuel and electricity, the cost of healthcare, competitive pressures, inflation, accident-related costs, consumer buying patterns and debt levels, weather patterns, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, changes in tax law, the outcome of legal proceedings to which we are a party, unemployment levels, interest rate fluctuations, changes in employment legislation and other capital market, economic and geo-political conditions. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition and results of operations, in other of our filings with the SEC, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2005, with the SEC on or about March 31, 2005. Actual results may materially differ from anticipated results described or implied in these forward-looking statements as a result of changes in facts, assumptions not being realized or other circumstances. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

32 WAL-MART 2005 ANNUAL REPORT

Consolidated Statements of Income

WAL-MART

(Amounts in millions except per share data) Fiscal years ended January 31,	2005	2004	2003
Revenues:
Net sales	$285,222	$256,329	$229,616
Other income, net	2,767	2,352	1,961

	287,989	258,681	231,577

Costs and expenses:
Cost of sales	219,793	198,747	178,299
Operating, selling, general and administrative expenses	51,105	44,909	39,983

Operating income	17,091	15,025	13,295

Interest:
Debt	934	729	799
Capital leases	253	267	260
Interest income	(201)	(164)	(132)

Interest, net	986	832	927

Income from continuing operations before income taxes and minority interest	16,105	14,193	12,368

Provision for income taxes:
Current	5,326	4,941	3,883
Deferred	263	177	474

	5,589	5,118	4,357

Income from continuing operations before minority interest	10,516	9,075	8,011
Minority interest	(249)	(214)	(193)

Income from continuing operations	10,267	8,861	7,818
Income from discontinued operation, net of tax	—	193	137

Net income	$10,267	$9,054	$7,955

Basic net income per common share:
Income from continuing operations	$2.41	$2.03	$1.77
Income from discontinued operation	—	0.05	0.03
Basic net income per common share	$2.41	$2.08	$1.80

Diluted net income per common share:
Income from continuing operations	$2.41	$2.03	$1.76
Income from discontinued operation	—	0.04	0.03
Diluted net income per common share	$2.41	$2.07	$1.79

Weighted-average number of common shares:
Basic	4,259	4,363	4,430
Diluted	4,266	4,373	4,446

Dividends per common share	$0.52	$0.36	$0.30

See accompanying notes.

WAL-MART 2005 ANNUAL REPORT 33

Consolidated Balance Sheets

WAL-MART

(Amounts in millions except per share data) January 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents	$5,488	$5,199
Receivables	1,715	1,254
Inventories	29,447	26,612
Prepaid expenses and other	1,841	1,356

Total current assets	38,491	34,421
Property and equipment, at cost:
Land	14,472	12,699
Buildings and improvements	46,582	40,192
Fixtures and equipment	21,461	17,934
Transportation equipment	1,530	1,269

Property and equipment, at cost	84,045	72,094
Less accumulated depreciation	18,637	15,684

Property and equipment, net	65,408	56,410
Property under capital lease:
Property under capital lease	4,997	4,286
Less accumulated amortization	1,838	1,673

Property under capital lease, net	3,159	2,613
Goodwill	10,803	9,882
Other assets and deferred charges	2,362	2,079

Total assets	$120,223	$105,405

Liabilities and shareholders’ equity
Current liabilities:
Commercial paper	$3,812	$3,267
Accounts payable	21,671	19,425
Accrued liabilities	12,155	10,671
Accrued income taxes	1,281	1,377
Long-term debt due within one year	3,759	2,904
Obligations under capital leases due within one year	210	196

Total current liabilities	42,888	37,840

Long-term debt	20,087	17,102
Long-term obligations under capital leases	3,582	2,997
Deferred income taxes and other	2,947	2,359
Minority interest	1,323	1,484

Commitments and contingencies

Shareholders’ equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	—	—
Common stock ($0.10 par value; 11,000 shares authorized, 4,234 and 4,311 issued and outstanding in 2005 and 2004, respectively)	423	431
Capital in excess of par value	2,425	2,135
Other accumulated comprehensive income	2,694	851
Retained earnings	43,854	40,206

Total shareholders’ equity	49,396	43,623

Total liabilities and shareholders’ equity	$120,223	$105,405

See accompanying notes.

34 WAL-MART 2005 ANNUAL REPORT

Consolidated Statements of Shareholders’ Equity

WAL-MART

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Other Accumulated Comprehensive Income	Retained Earnings	Total
Balance – January 31, 2002	4,453	$445	$1,838	$(1,268)	$34,177	$35,192
Comprehensive income:
Net income from continuing operations					7,818	7,818
Net income from discontinued operation					137	137
Other accumulated comprehensive income:
Foreign currency translation				1,113		1,113
Net unrealized depreciation of derivatives				(148)		(148)
Minimum pension liability				(206)		(206)

Total comprehensive income						8,714
Cash dividends ($0.30 per share)					(1,328)	(1,328)
Purchase of Company stock	(63)	(5)	(150)		(3,228)	(3,383)
Stock options exercised and other	5		266			266

Balance – January 31, 2003	4,395	440	1,954	(509)	37,576	39,461
Comprehensive income:
Net income from continuing operations					8,861	8,861
Net income from discontinued operation					193	193
Other accumulated comprehensive income:
Foreign currency translation				1,685		1,685
Net unrealized depreciation of derivatives				(341)		(341)
Minimum pension liability				16		16

Total comprehensive income						10,414
Cash dividends ($0.36 per share)					(1,569)	(1,569)
Purchase of Company stock	(92)	(9)	(182)		(4,855)	(5,046)
Stock options exercised and other	8		363			363

Balance – January 31, 2004	4,311	431	2,135	851	40,206	43,623
Comprehensive income:
Net income from continuing operations					10,267	10,267
Other accumulated comprehensive income:
Foreign currency translation				2,130		2,130
Net unrealized depreciation of derivatives				(194)		(194)
Minimum pension liability				(93)		(93)

Total comprehensive income						12,110
Cash dividends ($0.52 per share)					(2,214)	(2,214)
Purchase of Company stock	(81)	(8)	(136)		(4,405)	(4,549)
Stock options exercised and other	4		426			426

Balance – January 31, 2005	4,234	$423	$2,425	$2,694	$43,854	$49,396

See accompanying notes.

WAL-MART 2005 ANNUAL REPORT 35

Consolidated Statements of Cash Flows

WAL-MART

(Amounts in millions)
Fiscal years ended January 31,	2005	2004	2003
Cash flows from operating activities
Income from continuing operations	$10,267	$8,861	$7,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,405	3,852	3,364
Deferred income taxes	263	177	474
Other operating activities	378	173	685
Changes in certain assets and liabilities, net of effects of acquisitions:
Decrease (increase) in accounts receivable	(304)	373	(159)
Increase in inventories	(2,635)	(1,973)	(2,219)
Increase in accounts payable	1,694	2,587	1,748
Increase in accrued liabilities	976	1,896	1,212

Net cash provided by operating activities of continuing operations	15,044	15,946	12,923
Net cash provided by operating activities of discontinued operation	—	50	82

Net cash provided by operating activities	1 5,044	15,996	13,005

Cash flows from investing activities
Payments for property and equipment	(12,893)	(10,308)	(9,245)
Investment in international operations	(315)	(38)	(749)
Proceeds from the disposal of fixed assets	953	481	311
Proceeds from the sale of McLane	—	1,500	—
Other investing activities	(96)	78	(73)

Net cash used in investing activities of continuing operations	(12,351)	(8,287)	(9,756)
Net cash used in investing activities of discontinued operation	—	(25)	(83)

Net cash used in investing activities	(12,351)	(8,312)	(9,839)

Cash flows from financing activities
Increase in commercial paper	544	688	1,836
Proceeds from issuance of long-term debt	5,832	4,099	2,044
Purchase of Company stock	(4,549)	(5,046)	(3,383)
Dividends paid	(2,214)	(1,569)	(1,328)
Payment of long-term debt	(2,131)	(3,541)	(1,261)
Payment of capital lease obligations	(204)	(305)	(216)
Other financing activities	113	111	(62)

Net cash used in financing activities	(2,609)	(5,563)	(2,370)

Effect of exchange rate changes on cash	205	320	(199)

Net increase in cash and cash equivalents	289	2,441	597
Cash and cash equivalents at beginning of year(1)	5,199	2,758	2,161

Cash and cash equivalents at end of year	$5,488	$5,199	$2,758

Supplemental disclosure of cash flow information
Income tax paid	$5,593	$4,358	$4,539
Interest paid	1,163	1,024	1,085
Capital lease obligations incurred	377	252	381

(1)	Includes cash and cash equivalents of discontinued operation of $22 million for 2003.

See accompanying notes.

36 WAL-MART 2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

WAL-MART

1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Wal-Mart Stores, Inc. and its subsidiaries (“Wal-Mart” or the “Company”). Significant intercompany transactions have been eliminated in consolidation. Investments in which the Company has a 20 percent to 50 percent voting interest and where the Company exercises significant influence over the investee are accounted for using the equity method.

The Company’s operations in Argentina, Brazil, China, Germany, Mexico, South Korea and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $549 million and $866 million at January 31, 2005 and 2004, respectively.

Receivables

Accounts receivable consist primarily of receivables from insurance companies resulting from our pharmacy sales, receivables from suppliers for marketing or incentive programs and receivables from real estate transactions. Additionally, amounts due from banks for customer credit card, debit card and EBT transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all merchandise inventories in the United States, except SAM’S CLUB merchandise, which is based on average cost using the LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out (“FIFO”) method. At January 31, 2005 and 2004, our inventories valued at LIFO approximate those inventories if they were valued at FIFO.

Financial Instruments

The Company uses derivative financial instruments for purposes other than trading to manage its exposure to interest and foreign exchange rates, as well as to maintain an appropriate mix of fixed-and floating-rate debt. Contract terms of a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting or contracts for which the Company has not elected hedge accounting, are marked to fair value with unrealized gains or losses reported in earnings.

Capitalized Interest

Interest costs capitalized on construction projects were $120 million, $144 million, and $124 million in fiscal 2005, 2004, and 2003, respectively.

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

Goodwill and Other Acquired Intangible Assets

Goodwill is not amortized, rather it is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. Other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. These evaluations are based on discounted cash flows and incorporate the impact of existing Company businesses. The analyses require significant Management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns to recover the cost of the goodwill and other intangible assets.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

	January 31, 2005	January 31, 2004
International	$10,498	$9,577
SAM’S CLUB	305	305

Total goodwill	$10,803	$9,882

The change in the International segment’s goodwill is primarily the result of foreign currency exchange rate fluctuations. The fiscal 2005 acquisition of Bompreço S.A. Supermercados do Nordeste also resulted in an increase to goodwill.

WAL-MART 2005 ANNUAL REPORT 37

Notes to Consolidated Financial Statements

WAL-MART

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is capital or operating and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term. If significant expenditures are made for leasehold improvements late in the expected term of a lease, judgment is applied to determine if a change in estimate has occurred or if the leasehold improvements may have a useful life that is bound by the end of the original expected lease term.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company’s capital lease tests and in determining straight-line rent expense for operating leases.

Foreign Currency Translation

The assets and liabilities of all foreign subsidiaries are translated using exchange rates at the balance sheet date. The income statements of foreign subsidiaries are translated using average exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition

The Company recognizes sales revenue net of estimated sales returns at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. Customer purchases of Wal-Mart and SAM’S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise by using the shopping card.

SAM’S CLUB Membership Fee Revenue Recognition

The Company recognizes SAM’S CLUB membership fee revenues both in the United States and internationally over the term of the membership, which is 12 months. The following table details unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2005, 2004 and 2003 (in millions):

Year ended January 31,	2005	2004	2003
Deferred membership fee revenue, beginning of year	$449	$437	$387
Membership fees received	890	840	834
Membership fee revenue recognized	(881)	(828)	(784)

Deferred membership fee revenue, end of year	$458	$449	$437

SAM’S CLUB membership revenue is included in other income, net in the revenues section of the Consolidated Statements of Income.

The Company’s deferred membership fee revenue is included in accrued liabilities in the Consolidated Balance Sheets. The Company’s analysis of historical membership fee refunds indicates that such refunds have been nominal. Accordingly, no reserve exists for membership fee refunds at January 31, 2005 and 2004.

Cost of Sales

Cost of sales includes actual product cost, change in inventory, the cost of transportation to the Company’s warehouses from suppliers, the cost of transportation from the Company’s warehouses to the stores and Clubs and the cost of warehousing for our SAM’S CLUB segment.

Payments from Suppliers

Wal-Mart receives money from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and advertising. Substantially all allowances are accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

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

Advertising Costs

Advertising costs are expensed as incurred and were $1.4 billion, $966 million and $676 million in fiscal 2005, 2004 and 2003, respectively. Advertising costs consist primarily of print and television advertisements. The increase in advertising costs in 2005 and 2004 compared with 2003 is attributable to the adoption of Emerging Issues Task Force Consensus No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor” (“EITF 02-16”). Upon adoption of EITF 02-16, the Company began recognizing substantially all funds received from vendors as a reduction of inventory costs. Prior to the adoption of EITF 02-16, the Company recorded a portion of consideration received from vendors as a reduction of expenses, such as advertising.

Pre-opening Costs

The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

38 WAL-MART 2005 ANNUAL REPORT

Stock-based Compensation

The Company recognizes expense for its stock-based compensation based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model which was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions, including the expected stock price volatility. Measured compensation cost is recognized ratably over the vesting period of the related stock-based compensation award.

The fair value of the Company’s stock options was estimated at the date of the grant using the following assumptions:

	2005	2004	2003
Dividend yield	1.1%	1.0%	0.7%
Volatility	23.2%	32.3%	32.1%
Risk-free interest rate	3.3%	2.8%	3.2%
Expected life in years	5.4	4.5	4.6
Weighted-average fair value of options at grant date	$11.39	$15.83	$15.67

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

Depreciation and Amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases for the years 2005, 2004 and 2003 was $4.3 billion, $3.7 billion and $3.2 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leashold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	3 – 15 years
Internally developed software	3 years

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining the quarterly provision for income taxes, the Company uses an annual effective tax rate based on expected annual income and statutory tax rates. The effective tax rate also reflects the Company’s assessment of the ultimate outcome of tax audits. Significant or unusual items are recognized in the quarter in which they occur.

The determination of the Company’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. Reserves are established when, despite management’s belief that the Company’s tax return positions are fully supportable, management believes that certain positions may be successfully challenged. When facts and circumstances change, these reserves are adjusted through the provision for income taxes.

Net Income Per Common Share

Basic net income per common share is based on the weighted-average outstanding common shares. Diluted net income per common share is based on the weighted-average outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants. The diluted effect of stock options and restricted stock was 7 million, 10 million and 16 million shares in fiscal 2005, 2004 and 2003, respectively. The Company had approximately 59 million, 50 million and 41 million option shares outstanding at January 31, 2005, 2004 and 2003, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive as the underlying option price exceeded the average market price of the stock for the period.

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

New Accounting Pronouncements

As is more fully discussed in Note 7, the Company has various stock option compensation plans for its Associates. On February 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation” (“SFAS 123”). Under SFAS 123, compensation expense is recognized based on the fair value of stock options granted. Upon the adoption of SFAS 123, we retroactively restated the results of our operations for the accounting change. Following the provisions of SFAS 123, the consolidated statements of income for fiscal 2005, 2004 and 2003 include $122 million, $102 million and $84 million, respectively, of aftertax stock option expense, which is approximately $0.03 per share in fiscal year 2005 and $0.02 per share for fiscal years 2004 and 2003. In December 2004, the Financial Accounting Standards Board issued a revision of SFAS 123 (“SFAS 123(R)”). We adopted

WAL-MART 2005 ANNUAL REPORT 39

Notes to Consolidated Financial Statements

WAL-MART

the provisions of SFAS 123(R) upon its release. Prior to the adoption of SFAS 123(R), we used the Black-Scholes-Merton formula to estimate the value of stock options granted to Associates. We continue to use this acceptable option valuation model following our adoption of SFAS 123(R). SFAS 123(R) requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under previously effective accounting principles generally accepted in the United States. The adoption of SFAS 123(R) did not have a material impact on our results of operations, financial position or cash flows.

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollars in millions):

Fiscal year	2005	2004	2003
Maximum amount outstanding at any month-end	$7,782	$4,957	$4,226
Average daily short-term borrowings	$4,823	$1,498	$1,549
Weighted-average interest rate	1.6%	1.1%	1.7%

At January 31, 2005 and 2004, short-term borrowings consisted of $3.8 billion and $3.3 billion, respectively, of commercial paper. At January 31, 2005, the Company had committed lines of $4.5 billion with 53 firms and banks, which were used to support commercial paper, and committed and informal lines of credit with various banks totaling an additional $159 million.

Long-term debt at January 31, consists of (in millions):

Interest Rate	Due by Fiscal Year	2005	2004
4.000 – 6.875%	Notes due 2010	$4,500	$3,500
2.792 – 8.000%, LIBOR less 0.140%	Notes due 2007	3,164	2,130
4.550% – 7.250%	Notes due 2014	2,883	2,854
4.150 – 5.875%, LIBOR less 0.0425%	Notes due 2006	2,597	2,597
4.125%	Notes due 2012	2,000	—
5.750% – 7.550%	Notes due 2031	1,941	1,912
5.250%	Notes due 2036	1,883	—
4.375%	Notes due 2008	1,500	1,500
3.375%	Notes due 2009	1,000	1,000
5.006%	Notes due 2019(1)	500	500
6.200%	Notes due 2011(1)	500	500
6.750%	Notes due 2024	250	250
6.550% – 7.500%	Notes due 2005	—	1,750
8.500%	Notes due 2025	—	250
	Other(2)	1,128	1,263

		$23,846	$20,006

(1)	Includes put option.

(2)	Includes adjustments to debt hedged by derivatives.

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

Under the Company’s most significant borrowing arrangements, the Company is not required to observe financial covenants. However, under certain lines of credit totaling $4.5 billion which were undrawn as of January 31, 2005, the Company has agreed to observe certain covenants, the most restrictive of which relates to minimum net worth levels and amounts of additional secured debt and long-term leases. The Company was not in violation of these covenants at January 31, 2005.

Long-term debt is unsecured except for $68 million, which is collateralized by property with an aggregate carrying value of approximately $171 million. Annual maturities of long-term debt during the next five years and thereafter are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2006	$3,759
2007	3,400
2008	1,572
2009	1,037
2010	4,774
Thereafter	9,304

Total	$23,846

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedule above. The resulting obligations are amortized over the lease terms. Future minimum lease payments during the next five years and thereafter are (in millions):

Fiscal Year Ended January 31,	Minimum Payments
2006	$20
2007	18
2008	17
2009	11
2010	11
Thereafter	43

Total	$120

At January 31, 2005 and 2004, the Company had trade letters of credit outstanding totaling $2.6 billion and $2.0 billion, respectively. These letters of credit were issued primarily for the purchase of inventory. At January 31, 2005 and 2004, the Company had standby letters of credit outstanding totaling $2.0 billion and $1.4 billion, respectively.

40 WAL-MART 2005 ANNUAL REPORT

3 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company’s derivative financial instruments is used to measure interest to be paid or received and does not represent the Company’s exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company’s transactions are with counterparties rated “AA-” or better by nationally recognized credit rating agencies.

Fair Value Instruments

The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company’s interest rate swaps that receive fixed interest rate payments and pay variable interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments exactly match those of the instruments being hedged, the derivative instruments were assumed to be perfect hedges and all changes in fair value of the hedges were recorded on the balance sheet with no net impact on the income statement.

Net Investment Instruments

At January 31, 2005, the Company is party to cross-currency interest rate swaps that hedge its net investments in the United Kingdom and Japan. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. The Company also has outstanding approximately £2.0 billion of debt that is designated as a hedge of the Company’s net investment in the United Kingdom. All changes in the fair value of these instruments are recorded in other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in other comprehensive income.

Cash Flow Instruments

The Company is party to a cross-currency interest rate swap to hedge the foreign currency risk of certain foreign-denominated debt. The swap is designated as a cash flow hedge of foreign currency exchange risk. The agreement is a contract to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. Changes in the foreign currency spot exchange rate result in reclassification of amounts from other accumulated comprehensive income to earnings to offset transaction gains or losses on foreign-denominated debt. The instrument matures in fiscal 2007.

The Company expects that the amount of gain or loss existing in other accumulated comprehensive income to be reclassified into earnings within the next 12 months will not be significant.

Fair Value of Financial Instruments

Instrument Fiscal Year Ended January 31, (in millions)	Notional Amount		Fair Value
	2005	2004	2005	2004
Derivative financial instruments designated for hedging:
Receive fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	$8,042	$8,292	$477	$697
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2005 and 1/31/2004)	1,250	1,250	(14)	29
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a cash flow hedge (Cross-currency notional amount: CAD 503 at 1/31/2005 and 1/31/2004)	325	325	(87)	(54)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a net investment hedge (Cross-currency notional amount: ¥52,056 at 1/31/2005 and 1/31/2004)	432	432	(68)	(46)
Receive floating rate, pay fixed-rate interest rate swap designated as a cash flow hedge	1,500	1,500	(5)	(16)

	$11,549	$11,799	$303	$610

Non-derivative financial instruments:
Long-term debt	$23,846	$20,006	$25,016	$21,349

WAL-MART 2005 ANNUAL REPORT 41

Notes to Consolidated Financial Statements

WAL-MART

Hedging instruments with a favorable fair value are recorded on the Consolidated Balance Sheets as other current assets or other assets and deferred charges, based on maturity date. Those instruments with an unfavorable fair value are recorded in accrued liabilities or deferred income taxes and other, based on maturity date.

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

4 Other Accumulated Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholder’s equity. Amounts included in other accumulated comprehensive income for the Company’s derivative instruments and minimum pension liability are recorded net of the related income tax effects. The following table gives further detail regarding changes in the composition of other accumulated comprehensive income during fiscal 2005, 2004 and 2003 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2002	$(2,238)	$970	$—	$(1,268)

Foreign currency translation adjustment	1,113			1,113
Change in fair value of hedge instruments		(164)		(164)
Reclassification to earnings		16		16
Subsidiary minimum pension liability			(206)	(206)

Balance at January 31, 2003	(1,125)	822	(206)	(509)

Foreign currency translation adjustment	1,685			1,685
Change in fair value of hedge instruments		(444)		(444)
Reclassification to earnings		103		103
Subsidiary minimum pension liability			16	16

Balance at January 31, 2004	560	481	(190)	851

Foreign currency translation adjustment	2,130			2,130
Change in fair value of hedge instruments		(235)		(235)
Reclassification to earnings		41		41
Subsidiary minimum pension liability			(93)	(93)

Balance at January 31, 2005	$2,690	$287	$(283)	$2,694

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2005	2004	2003
Current:
Federal	$4,116	$4,039	$3,299
State and local	640	333	229
International	570	569	355

Total current tax provision	5,326	4,941	3,883

Deferred:
Federal	311	31	305
State and local	(71)	2	26
International	23	144	143

Total deferred tax provision	263	177	474

Total provision for income taxes	$5,589	$5,118	$4,357

Income from continuing operations before income taxes and minority interest is as follows (in millions):

Fiscal years ended January 31,	2005	2004	2003
United States	$13,599	$12,075	$10,490
Outside the United States	2,506	2,118	1,878

Total income from continuing operations before income taxes and minority interest	$16,105	$14,193	$12,368

42 WAL-MART 2005 ANNUAL REPORT

Items that give rise to significant portions of the deferred tax accounts are as follows (in millions):

January 31,	2005	2004
Deferred tax liabilities
Property and equipment	$2,045	$1,581
International, principally asset basis difference	1,054	1,087
Inventory	187	419
Capital leases	165	92
Other	230	146

Total deferred tax liabilities	$3,681	$3,325

Deferred tax assets
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	$1,361	$1,280
International loss carryforwards	1,460	1,186
Deferred revenue	15	140
Other	506	298

Total deferred tax assets	3,342	2,904
Valuation allowance	(526)	(344)

Total deferred tax assets, net of valuation allowance	$2,816	$2,560

Net deferred tax liabilities	$865	$765

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

Fiscal years ended January 31,	2005	2004	2003
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.30%	1.53%	1.36%
Income taxes outside the United States	(1.81%)	(0.20%)	(1.29%)
Other	(0.79%)	(0.27%)	0.16%

Effective income tax rate	34.70%	36.06%	35.23%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $5.3 billion at January 31, 2005 and $4.0 billion at January 31, 2004, as such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable. The American Jobs Creation Act, which was signed into law on October 22, 2004, created a special one-time tax deduction relating to the repatriation of certain foreign earnings. The Company has not completed its evaluation of the likelihood of repatriation of our foreign earnings and the resulting effect of the one-time tax deduction.

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

6 Acquisitions and Disposal

Acquisitions

In February 2004, the Company completed its purchase of Bompreço S.A. Supermercados do Nordeste (“Bompreço”), a supermarket chain in northern Brazil with 118 hypermarkets, supermarkets and mini-markets. The purchase price was approximately $315 million, net of cash acquired. The results of operations for Bompreço, which were not material to the Company, have been included in the Company’s consolidated financial statements since the date of acquisition.

During May 2002, the Company acquired its initial 6.1% stake in The Seiyu, Ltd. (“Seiyu”), a Japanese retail chain, for approximately $51 million. In December 2002, the Company exercised in full the first in the series of warrants granted allowing us to acquire 192.8 million new shares in Seiyu for approximately $432 million. Following this exercise and our purchase of 29.3 million additional Seiyu shares in other Seiyu securities offerings, our ownership percentage in Seiyu increased to approximately 37%. Through a series of warrants exercisable through 2007, the Company can contribute approximately ¥235 billion, or $2.3 billion at a January 31, 2005, exchange rate of 103.68 yen per dollar, for additional shares of Seiyu stock. If all the warrants are exercised, we will own approximately 70% of the stock of Seiyu by the end of December 2007. If the next tranche of warrants is exercised in December 2005, the Company will own more than 50% of Seiyu.

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

Disposal

On May 23, 2003, the Company completed the sale of McLane Company, Inc. (“McLane”). The Company received $1.5 billion in cash for the sale. The accompanying consolidated financial statements and notes reflect the gain on the sale and the operations of McLane as a discontinued operation.

Following is summarized financial information for McLane (in millions):

Fiscal years ended January 31,	2004	2003
Net sales	$4,328	$14,907
Income from discontinued operation	$67	$221
Income tax expense	25	84

Net operating income from discontinued operation	$42	$137
Gain on sale of McLane, net of $147 income tax expense	151	—

Income from discontinued operation, net of tax	$193	$137

WAL-MART 2005 ANNUAL REPORT 43

Notes to Consolidated Financial Statements

WAL-MART

The effective tax rate on the gain from the sale of McLane was 49% as a result of the non-deductibility of $99 million of goodwill recorded in the original McLane acquisition.

7 Stock-Based Compensation Plans

On February 1, 2003, the Company adopted the expense recognition provisions of SFAS 123. Under SFAS 123, compensation expense is recognized based on the fair value of stock options granted. As a result, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123 been applied to all awards granted to employees since February 1, 1995. Following the provisions of SFAS 123, fiscal 2005, 2004 and 2003 include $122 million, $102 million and $84 million, respectively, of after-tax stock option expense, which is approximately $0.03 per share in fiscal year 2005 and $0.02 per share for fiscal years 2004 and 2003.

In the United States and certain other countries, options granted under the stock option plans generally expire 10 years from the date of grant. Options granted prior to November 17, 1995, vest over nine years. Generally, options granted on or after November 17, 1995 and before fiscal 2001 vest over seven years. Options granted after fiscal 2001 vest over five years. Shares issued upon the exercise of options are newly issued.

The Company’s United Kingdom subsidiary, ASDA, offers two different stock option plans to Associates. The first plan, The ASDA Colleague Share Ownership Plan 1999 (“CSOP”) grants options to certain associates. Options granted under the CSOP Plan generally expire six years from the date of grant, with half vesting on the third anniversary of the date of grant and the other half on the sixth anniversary of the date of grant. The second plan, The ASDA Sharesave Plan 2000 (“Sharesave”), grants options to certain associates at 80% of market value on date of grant. Sharesave options become exercisable after either a three-year or five-year period and generally lapse six months after becoming exercisable.

At January 31, 2005, total unrecognized compensation cost for unvested stock option awards was $478 million, with a weighted-average remaining vesting period of 3.6 years.

At January 31, 2005, the aggregate intrinsic value of stock options outstanding and exercisable was $490 million and $361 million, respectively. The following table summarizes additional information about stock options outstanding as of January 31, 2005:

Range of Exercise Prices	Number of Outstanding Options	Weighted-Average Remaining Life in Years	Weighted-Average Exercise Price of Outstanding Options	Number of Options Exercisable	Weighted-Average Remaining Life in Years	Weighted-Average Exercise Price of Exercisable Options
$ 4.24 to 11.19	700,000	1.1	$11.12	689,000	1.1	$11.12
11.75 to 13.63	3,085,000	1.5	11.84	3,067,000	1.5	11.84
17.53 to 23.33	3,819,000	3.0	19.35	3,764,000	3.0	19.35
25.00 to 38.72	2,233,000	5.6	35.23	462,000	5.3	26.86
39.86 to 45.69	5,624,000	5.6	40.34	2,648,000	4.0	40.15
46.00 to 54.98	54,889,000	8.3	50.76	12,770,000	6.7	49.57
55.25 to 60.90	10,041,000	7.2	56.51	4,303,000	7.0	56.43

$ 4.24 to 60.90	80,391,000	7.3	$47.03	27,703,000	5.2	$40.12

Further information concerning the options is as follows:

	Shares	Option Price Per Share	Weighted-Average Per Share	Total
January 31, 2002 (16,823,000 shares exercisable)	53,470,000	$4.24 – 63.44	$32.25	$1,724,537,000
Options granted	15,267,000	48.41 – 57.80	54.32	829,244,000
Options canceled	(3,037,000)	4.24 – 63.44	42.07	(127,752,000)
Options exercised	(6,595,000)	4.24 – 55.94	23.90	(157,588,000)

January 31, 2003 (20,053,000 shares exercisable)	59,105,000	$4.24 – 60.90	$38.38	$2,268,441,000
Options granted	26,136,000	47.02 – 59.92	49.65	1,297,604,000
Options canceled	(4,006,000)	4.24 – 60.90	45.09	(180,666,000)
Options exercised	(7,488,000)	4.24 – 56.80	22.89	(171,389,000)

January 31, 2004 (23,763,000 shares exercisable)	73,747,000	$4.24 – 60.90	$43.58	$3,213,990,000
Options granted	18,575,000	44.60 – 60.46	52.37	972,825,000
Options canceled	(3,563,000)	4.24 – 58.10	48.01	(171,026,000)
Options exercised	(8,368,000)	4.24 – 56.80	28.08	(234,986,000)

January 31, 2005 (27,703,000 shares exercisable)	80,391,000	$4.24 – 60.90	$47.03	$3,780,803,000

At January 31, 2005 and 2004, there were 87.5 million and 102.5 million shares, respectively, available for grant under the Company’s stock option plans.

44 WAL-MART 2005 ANNUAL REPORT

The total intrinsic value of options exercised in fiscal 2005, 2004 and 2003 was $236 million, $251 million and $252 million, respectively. The income tax benefit resulting from the tax deductions triggered by employee exercise of stock options amounted to $78 million, $83 million and $84 million in fiscal 2005, 2004 and 2003, respectively.

The Company issues restricted (non-vested) stock to certain Associates which vests based on passage of time. Restricted stock awards are not included in the preceding tables. Restricted stock awards generally vest 25 percent after three years, 25 percent after five years and 50 percent at age 65. At January 31, 2005, 3 million restricted stock shares with vesting based on the passage of time were outstanding, with a weighted-average grant date value of $46.63.

The Company issues stock-based awards for which vesting is tied to the achievement of performance criteria. These awards accrue to the Associate based on the extent to which revenue growth and return on investment goals are attained or exceeded over a three-year period. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. At January 31, 2005, awards representing 1.7 million shares were outstanding with a weighted-average grant date value of $53.15 per share. These awards are not included in the preceding table.

8 Litigation

The Company is involved in a number of legal proceedings, which include consumer, employment, tort and other litigation. The lawsuits discussed below, if decided adversely to or settled by the Company, may result in liability material to the Company’s financial condition or results of operations. The Company may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company’s shareholders. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” the Company has made accruals with respect to these lawsuits, where appropriate, which are reflected in the Company’s consolidated financial statements.

The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs have brought claims under the Fair Labor Standards Act (“FLSA”), corresponding state statutes, or other laws. The plaintiffs in these lawsuits are current and former hourly Associates who allege, among other things, that the Company forced them to work “off the clock” and failed to provide work breaks. The complaints generally seek unspecified monetary damages, injunctive relief, or both. Class certification has yet to be addressed in a majority of the cases. Class certification has been denied or overturned in Arizona, Arkansas, Florida, Georgia, Indiana, Louisiana, Maryland, Michigan, North Carolina, Ohio, Texas (state court), West Virginia, and Wisconsin. Some or all of the requested classes have been certified in California, Colorado, Massachusetts, Minnesota, Oregon, and Washington. Conditional certifications for notice purposes under the FLSA have been allowed in Georgia, Michigan, and Texas (federal court).

A putative class action is pending in California challenging the methodology of payments made under various Associate incentive bonus plans, and a second putative class action in California asserts that the Company has omitted to include bonus payments in calculating Associates’ regular rate of pay for purposes of determining overtime.

The Company is currently a defendant in four putative class actions brought on behalf of assistant store managers who challenge their exempt status under the FLSA, which are pending in federal courts in Michigan, New Mexico, and Tennessee. A similar putative class action challenging the exempt status of Wal-Mart assistant store managers under California law has been filed in Los Angeles County Superior Court. No determination has been made as to class certification in any of these cases.

The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a class-action lawsuit commenced in June 2001 and pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company’s retail stores and wholesale clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys’ fees. Following a hearing on class certification on September 24, 2003, on June 21, 2004, the District Court issued an order granting in part and denying in part the plaintiffs’ motion for class certification. The class, which was certified by the District Court for purposes of liability, injunctive and declaratory relief, punitive damages, and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs. The class as certified currently includes approximately 1.6 million present and former female Associates.

The Company believes that the District Court’s ruling is incorrect. The United States Court of Appeals for the Ninth Circuit has granted the Company’s petition for discretionary review of the ruling. If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company. However, because of the uncertainty of the outcome of the appeal from the District Court’s certification decision, because of the uncertainty of the balance of the proceedings contemplated by the District Court, and because the Company’s liability, if any, arising from the litigation, including the size of any damages award if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss which may arise from the litigation.

WAL-MART 2005 ANNUAL REPORT 45

Notes to Consolidated Financial Statements

WAL-MART

The Company is a defendant in four putative class-action lawsuits, three of which are pending in Texas, and one in Oklahoma. In each lawsuit, the plaintiffs seek a declaratory judgment that Wal-Mart and the other defendants who purchased Corporate-Owned Life Insurance (“COLI”) policies lacked an insurable interest in the lives of the employees who were insured under the policies, and seek to recover the proceeds of the policies under theories of unjust enrichment and constructive trust. In some of the suits, the plaintiffs assert other causes of action, and seek punitive damages. In January 2004, the parties to the first-filed Texas lawsuit signed a settlement agreement, which received final approval from the court on October 28, 2004. The settlement will include all Texas COLI claimants who do not opt out of the settlement class. The amount to be paid by Wal-Mart under the settlement will not have a material impact on the Company’s financial condition or results of operations. In the Oklahoma litigation, the court has deferred ruling on plaintiffs’ request to add 11 additional states to the litigation, pending a ruling on the Company’s motion for summary judgment.

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

The Company is a defendant in a lawsuit that was filed on August 24, 2001, in the United States District Court for the Eastern District of Kentucky. EEOC (Janice Smith) v. Wal-Mart Stores, Inc. is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, Distribution Center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification.

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.2 billion, $1.1 billion, and $1.1 billion in 2005, 2004, and 2003, respectively. Aggregate minimum annual rentals at January 31, 2005, under non-cancelable leases are as follows (in millions):

Fiscal year	Operating Leases	Capital Leases
2006	$730	$521
2007	700	514
2008	626	505
2009	578	490
2010	530	468
Thereafter	5,908	3,222

Total minimum rentals	$9,072	5,720
Less estimated executory costs		42

Net minimum lease payments		5,678
Less imputed interest at rates ranging from 4.2% to 14.0%		1,886

Present value of minimum lease payments		$3,792

The Company has entered into sale/leaseback transactions involving buildings and the underlying land that were accounted for as capital and operating leases. Included in the annual maturities schedule above are $308 million of capital leases and $32 million of operating leases.

Certain of the Company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals amounted to $42 million, $46 million and $51 million in 2005, 2004 and 2003, respectively. Substantially all of the Company’s store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with the expansion of our distribution network in Canada, we have guaranteed specific obligations of a third-party logistics provider. In the unlikely event this provider fails to perform its financial obligations regarding certain Wal-Mart related projects, we would be obligated to pay an amount of up to $118 million. These agreements cover periods of up to 10 years.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2005, the aggregate termination payment was $113 million. These arrangements expire in fiscal 2011 and fiscal 2019.

46 WAL-MART 2005 ANNUAL REPORT

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $163 million upon termination of some or all of these agreements.

There are no recourse provisions which would enable us to recover from third parties any amounts paid under the above guarantees. No liability for these guarantees has been recorded in our financial statements.

The Company has entered into lease commitments for land and buildings for 46 future locations. These lease commitments with real estate developers provide for minimum rentals ranging from 5-30 years, which if consummated based on current cost estimates, will approximate $30 million annually over the lease terms.

10 Retirement-Related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Retirement Savings Plan under which most full-time and many part-time Associates become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, with an additional contribution made by the Company to the Associates’ 401(k) component of the plan. In addition to the Company contributions to the 401(k) Retirement Savings component of the plan, Associates may elect to contribute a percentage of their earnings. During fiscal 2005, participants could contribute up to 25% of their pretax earnings, but not more than statutory limits.

Associates may choose from among 13 different investment options for the 401(k) Retirement Savings component of the plan. For Associates who did not make an election, their 401(k) balance in the plan is placed in a balanced fund. Associates are immediately vested in their 401(k) funds and may change their investment options at any time. Additionally, fully vested Associates have the same 13 investment options for the Profit Sharing component of the plan. Associates are fully vested in the Profit Sharing component of the plan after seven years of service.

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Retirement Savings Plans are made at the sole discretion of the Company, and were $756 million, $662 million and $574 million in fiscal 2005, 2004, and 2003, respectively.

Employees in foreign countries who are not U.S. citizens are covered by various postemployment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $199 million, $123 million and $132 million in fiscal 2005, 2004 and 2003, respectively.

The Company’s United Kingdom subsidiary, ASDA, has a defined benefit pension plan. The plan was underfunded by $419 million and $328 million at January 31, 2005 and 2004, respectively.

11 Segments

The Company and its subsidiaries are principally engaged in the operation of retail stores located in all 50 states, Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, through joint ventures in China, and through majority-owned subsidiaries in Brazil and Mexico. The Company identifies segments based on management responsibility within the United States and in total for international units.

The Wal-Mart Stores segment includes the Company’s Supercenters, Discount Stores and Neighborhood Markets in the United States as well as Walmart.com. The SAM’S CLUB segment includes the warehouse membership clubs in the United States as well as sams-club.com. The International segment consists of the Company’s operations in Argentina, Brazil, China, Germany, Mexico, South Korea and the United Kingdom, which are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end. The amounts under the caption “Other” in the following table are unallocated corporate overhead, including our real estate operations in the United States. The Company’s portion of the results of our unconsolidated minority interest in Seiyu, is also included under the caption “Other.”

WAL-MART 2005 ANNUAL REPORT 47

Notes to Consolidated Financial Statements

WAL-MART

The Company measures the profit of its segments as “segment operating income,” which is defined as income from continuing operations before net interest expense, income taxes and minority interest. Information on segments and the reconciliation to income from continuing operations before income taxes and minority interest are as follows (in millions):

Fiscal Year Ended January 31, 2005	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$191,826	$37,119	$56,277	$—	$285,222
Intercompany real estate charge (income)	2,754	513	—	(3,267)	—
Depreciation and amortization	1,702	274	919	1,510	4,405

Operating income (loss)	14,163	1,280	2,988	(1,340)	17,091
Interest expense, net					(986)

Income from continuing operations before income taxes and minority interest					$16,105

Total assets of continuing operations	$29,489	$5,685	$40,981	$44,068	$120,223

Fiscal Year Ended January 31, 2004	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$174,220	$34,537	$47,572	$—	$256,329
Intercompany real estate charge (income)	2,468	484	—	(2,952)	—
Depreciation and amortization	1,482	249	810	1,311	3,852

Operating income (loss)	12,916	1,126	2,370	(1,387)	15,025
Interest expense, net					(832)

Income from continuing operations before income taxes and minority interest					$14,193

Total assets of continuing operations	$27,028	$4,751	$35,230	$38,396	$105,405

Fiscal Year Ended January 31, 2003	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$157,120	$31,702	$40,794	$—	$229,616
Intercompany real estate charge (income)	2,228	453	—	(2,681)	—
Depreciation and amortization	1,287	216	639	1,222	3,364

Operating income (loss)	11,840	1,023	1,998	(1,566)	13,295
Interest expense, net					(927)

Income from continuing operations before income taxes and minority interest					$12,368

Total assets of continuing operations	$24,868	$4,404	$30,709	$32,919	$92,900

Certain information for fiscal years 2004 and 2003 has been reclassified to conform to current-year presentation.

In the United States, long-lived assets, net, excluding goodwill were $48.9 billion and $42.7 billion January 31, 2005 and 2004, respectively. In the United States, additions to long-lived assets were $9.8 billion, $8.1 billion and $7.4 billion at January 31, 2005, 2004 and 2003, respectively. Outside of the United States, long-lived assets, net, excluding goodwill were $19.7 billion and $16.4 billion in fiscal 2005 and 2004, respectively. Outside of the United States, additions to long-lived assets were $3.1 billion, $2.2 billion and $1.8 billion in fiscal 2005, 2004 and 2003, respectively. The International segment includes all real estate outside the United States. The operations of the Company’s ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2005, 2004 and 2003 were $26.0 billion, $21.7 billion and $18.1 billion, respectively. At January 31, 2005 and 2004, ASDA long-lived assets, consisting primarily of property and equipment, net, and goodwill, net, totaled $18.9 billion and $16.3 billion, respectively.

48 WAL-MART 2005 ANNUAL REPORT

12 Quarterly Financial Data (Unaudited)

	Quarters ended
Amounts in millions, except per share information	April 30,	July 31,	October 31,	January 31,
2005
Net sales	$64,763	$69,722	$68,520	$82,216
Cost of sales	49,969	53,533	52,567	63,723
Income from continuing operations	2,166	2,651	2,286	3,164

Net income	$2,166	$2,651	$2,286	$3,164

Basic and diluted net income per common share	$0.50	$0.62	$0.54	$0.75

2004
Net sales	$56,718	$62,637	$62,480	$74,494
Cost of sales	43,918	48,298	48,292	58,239
Income from continuing operations	1,830	2,283	2,028	2,722
Income from discontinued operation	31	161	—	—

Net income	$1,861	$2,444	$2,028	$2,722
Basic net income per common share:
Income from continuing operations	$0.41	$0.52	$0.46	$0.63
Income from discontinued operation	0.01	0.04	—	—

Basic net income per common share	$0.42	$0.56	$0.46	$0.63

Diluted net income per common share:
Income from continuing operations	$0.41	$0.52	$0.46	$0.63
Income from discontinued operation	0.01	0.04	—	—

Diluted net income per common share	$0.42	$0.56	$0.46	$0.63

The sum of quarterly financial data will not agree to annual amounts due to rounding.

13 Subsequent Event

On March 3, 2005, the Company’s Board of Directors approved an annual dividend of $0.60 per share. The annual dividend will be paid in four quarterly installments on April 4, 2005, June 6, 2005, September 6, 2005, and January 3, 2006 to holders of record on March 18, May 20, August 19 and December 16, 2005, respectively.

WAL-MART 2005 ANNUAL REPORT 49

Report of Independent Registered Public Accounting Firm

WAL-MART

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2005 expressed an unqualified opinion thereon.

Rogers, Arkansas
March 25, 2005

50 WAL-MART 2005 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

WAL-MART

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report to Our Shareholders under the caption “Report on Internal Control Over Financial Reporting,” that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wal-Mart Stores, Inc., maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2005 and our report dated March 25, 2005 expressed an unqualified opinion thereon.

Rogers, Arkansas
March 25, 2005

WAL-MART 2005 ANNUAL REPORT 51

Management’s Report to Our Shareholders

WAL-MART

Management of Wal-Mart Stores, Inc. (“Wal-Mart”) is responsible for the preparation, integrity and objectivity of Wal-Mart’s consolidated financial statements and other financial information contained in this Annual Report to Shareholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management’s view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our consolidated financial statements. The Audit Committee stays informed of the financial condition of Wal-Mart and regularly reviews Management’s financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements found in this annual report. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our consolidated financial statements.

We have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended January 31, 2005. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2005. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting.

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2005. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, Wal-Mart’s internal control over financial reporting was effective as of January 31, 2005. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of January 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report to Shareholders.

Evaluation of Disclosure Controls and Procedures.

We maintain disclosure controls and procedures designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to Management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2005 and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to Management, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Report on Ethical Standards.

Our Company was founded on the belief that open communications and the highest standard of ethics are necessary to be successful. Our long-standing “Open Door” communication policy helps Management be aware of and address issues in a timely and effective manner. Through the open door policy all Associates are encouraged to inform Management at the appropriate level when they are concerned about any matter pertaining to Wal-Mart.

Wal-Mart has adopted a Statement of Ethics to guide our Associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Wal-Mart’s business. Familiarity and compliance with the Statement of Ethics is required of all Associates who are part of Management. The Company also maintains a separate Code of Ethics for our senior financial officers. Wal-Mart also has in place a Related-Party Transaction Policy. This policy applies to all of Wal-Mart’s Officers and Directors and requires material related-party transactions to be reviewed by the Audit Committee. The Officers and Directors are required to report material related-party transactions to Wal-Mart. We maintain an ethics office which oversees and administers an ethics hotline. The ethics hotline provides a channel for Associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

H. Lee Scott
President and Chief Executive Officer

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

52 WAL-MART 2005 ANNUAL REPORT

Fiscal 2005 End-of-Year Store Count

WAL-MART

State	Discount Stores	Supercenters	SAM’S CLUBS	Neighborhood Markets
Alabama	18	71	11	2
Alaska	7	0	3	0
Arizona	18	33	11	5
Arkansas	26	54	5	6
California	149	3	33	0
Colorado	15	40	15	0
Connecticut	28	4	3	0
Delaware	3	4	1	0
Florida	53	116	38	6
Georgia	23	88	21	0
Hawaii	7	0	2	0
Idaho	3	14	1	0
Illinois	78	45	28	0
Indiana	31	56	15	4
Iowa	20	33	7	0
Kansas	19	34	6	3
Kentucky	26	52	5	2
Louisiana	26	56	12	1
Maine	11	11	3	0
Maryland	33	6	13	0
Massachusetts	42	2	3	0
Michigan	41	30	24	0
Minnesota	33	16	13	0
Mississippi	14	51	6	1
Missouri	46	70	14	0
Montana	4	7	1	0
Nebraska	8	16	3	0
Nevada	9	12	5	4
New Hampshire	19	7	4	0
New Jersey	38	0	9	0
New Mexico	3	24	5	0
New York	53	27	18	0
North Carolina	41	65	19	0
North Dakota	8	0	2	0
Ohio	69	45	27	0
Oklahoma	33	49	8	14
Oregon	20	7	0	0
Pennsylvania	49	60	21	0
Rhode Island	7	1	1	0
South Carolina	16	45	9	0
South Dakota	5	5	2	0
Tennessee	21	75	15	4
Texas	80	219	69	28
Utah	4	24	7	5
Vermont	4	0	0	0
Virginia	22	56	13	0
Washington	24	13	3	0
West Virginia	6	23	4	0
Wisconsin	38	37	11	0
Wyoming	2	7	2	0

U.S. Totals	1,353	1,713	551	85

International/Worldwide

Country	Discount Stores		Supercenters	SAM’S CLUBS	Neighborhood Markets
Argentina	0		11	0	0
Brazil	118	*	17	12	2	*
Canada	256		0	6	0
China	0		38	3	2
Germany	0		91	0	0
South Korea	0		16	0	0
Mexico	529	†	89	61	0
Puerto Rico	9		4	9	32	**
United Kingdom	263§		19	0	0

International Totals	1,175		285	91	36

Grand Totals	2,528		1,998	642	121

*	Brazil includes 2 Todo Dias, 118 Bompreço.

†	Mexico includes 162 Bodegas, 50 Suburbias, 48 Superamas, 269 Vips and does not include Vips franchises.

**	Puerto Rico includes 32 Amigos.

§	United Kingdom includes 256 ASDA Stores, 6 George Stores and 1 ASDA Living.

WAL-MART 2005 ANNUAL REPORT 53

Corporate Information

WAL- MART

Registrar and Transfer Agent:

EquiServe Trust Company, N.A.

P.O. Box 43069

Providence, Rhode Island 02940-3069

1-800-438-6278

TDD for hearing-impaired inside the U.S.: 1-800-952-9245

Internet: http://www.equiserve.com

Dividend Reinvestment and Direct Stock Purchase Available

Listings – Stock Symbol: WMT

New York Stock Exchange

Pacific Stock Exchange

Annual Meeting:

Our Annual Meeting of Shareholders will be held on Friday, June 3, 2005, at 8:45 a.m. in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas. Pre-meeting activities start at 7:00 a.m.

Communication with Shareholders:

Wal-Mart Stores, Inc. periodically communicates with its Shareholders and other members of the investment community about our operations. For further information regarding our policy on Shareholders and Investor Communications refer to our website www.walmartstores.com.

Independent Registered Public Accounting Firm:

Ernst & Young LLP

5414 Pinnacle Point Dr.

Suite 102

Rogers, AR 72758

Corporate Address:

Wal-Mart Stores, Inc.

702 S.W. 8th Street

Bentonville, Arkansas 72716

Telephone: (479) 273-4000

Retail Internet Sites:

http://www.walmart.com

http://www.samsclub.com

Corporate Internet Sites:

http://www.walmartstores.com

http://www.walmartfacts.com

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling (479) 273-8446. These reports are also available via the corporate website.

Annual Report on Form 10-K

Quarterly Reports on Form 10-Q

Current Sales and Earnings Releases

Copy of Proxy Statement

Supplier Standards Report

Trustees

3.375%, 4.00%, 4.125%, 4.15%,	Global Notes - (GBP)
4.375%, 4.55%, 5.006%, 5.45%,	4.75%, 5.25%, 5.75%
5.875%, 6.75%, 6.875%,	J.P. Morgan
7.25%, 7.55%, 8.0%,	Institutional Trust Services
Notes, MarksSM, Wal-Mart Canada	Trinity Tower
Venture Corp - 5.58%,	9 Thomas More Street
EuroNotes© 2.792%	London E1W 1YT
J.P. Morgan
Institutional Trust Services
2001 Bryan Street - 9th Floor
Dallas, Texas 75201

Pass Through Certificates	Sale/Leaseback Transaction
1992-A-1-7.49%	(Wal-Mart Retail Trust I, II, III)
1992-A-2-8.07%	US Bank, N.A.
Wells Fargo Bank	Corporate Trust Services
229 South Main Street – 12th Floor	P.O. Box 960778
Salt Lake City, Utah 84111	Boston, Massachusetts
02102-0778

Pass Through Certificates
1994-A-1-8.57%	Sale/Leaseback Transaction
1994-A-2-8.85%	Series B - 8.75%
J.P. Morgan	Series C - 8.875%
Institutional Trust Services	J.P. Morgan
2001 Bryan Street – 9th Floor	Institutional Trust Services
Dallas, Texas 75201	2001 Bryan Street - 9th Floor
Dallas, Texas 75201

Pass Through Certificates
(Wal-Mart Retail Trust IV, V)	Sale/Leaseback Transaction
1994-B-1-8.45%	WMS I Series C- 8.72%
1994-B-2-8.62%	J.P. Morgan
1994-B-3-8.80%	Institutional Trust Services
J.P. Morgan	2001 Bryan Street - 9th Floor
Institutional Trust Services	Dallas, Texas 75201
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Market Price of Common Stock

Fiscal year ended January 31,

	2004		2005
	High	Low	High	Low
1st Quarter	$56.58	$46.74	$61.05	$54.69
2nd Quarter	$57.32	$52.00	$57.68	$51.76
3rd Quarter	$60.08	$55.27	$54.97	$51.33
4th Quarter	$59.04	$50.74	$57.70	$52.02

Fiscal year ended January 31,

	2006
	High	Low
1st Quarter*	$53.51	$50.65

*	Through March 30, 2005

Certifications

The Company’s Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the Securities and Exchange Commission (the “SEC”) regarding the quality of the Company’s public disclosure for each of the periods ended during the Company’s fiscal year ended January 31, 2005 and the effectiveness of internal control over financial reporting as of January 31, 2005. Further, the Company’s Chief Executive Officer has certified to the New York Stock Exchange (“NYSE”) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards.

Shareholders

As of March 30, 2005, there were 328,620 holders of record of Wal-Mart’s Common Stock.

Dividends Paid Per Share

Fiscal year ended January 31, 2004

April 7, 2003	$0.090
July 7, 2003	$0.090
October 14, 2003	$0.090
January 5, 2004	$0.090

Dividends Paid Per Share

Fiscal year ended January 31, 2005

April 5, 2004	$0.130
June 7, 2004	$0.130
September 7, 2004	$0.130
January 3, 2005	$0.130

Dividends Payable Per Share

Fiscal year ended January 31, 2006

April 4, 2005	$0.150
June 6, 2005	$0.150
September 6, 2005	$0.150
January 3, 2006	$0.150

54 WAL-MART 2005 ANNUAL REPORT

Board of Directors

WAL- MART

James W. Breyer

Mr. Breyer is the Managing Partner of Accel Partners, a venture capital firm.

M. Michele Burns

Ms. Burns is the Chief Financial Officer of the Mirant Corporation.

Douglas N. Daft

Mr. Daft is the retired Chief Executive Officer and Chairman of the Board of Directors of The Coca-Cola Company.

David D. Glass

David D. Glass is Chairman of the Executive Committee of the Board of Directors of Wal-Mart.

Roland A. Hernandez

Mr. Hernandez is the retired Chief Executive Officer and Chairman of the Board of Directors of Telemundo Group, Inc., a Spanish-language television station company.

John D. Opie

Mr. Opie is the retired Vice Chairman of the Board of Directors and Executive Officer of the General Electric Co., a diversified technology, services, and products company.

J. Paul Reason

Mr. Reason is the President and Chief Operating Officer of Metro Machine Corporation, an employee-owned ship repair company.

H. Lee Scott, Jr.

H. Lee Scott, Jr. is the President and Chief Executive Officer of Wal-Mart.

Jack C. Shewmaker

Mr. Shewmaker is the President of J-COM, Inc., a consulting company, a retired Wal-Mart executive and a rancher.

Jose H. Villarreal

Mr. Villarreal is a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

John T. Walton

Mr. Walton is the Chairman of True North Partners, L.L.C., which holds investments in technology companies.

S. Robson Walton

S. Robson Walton is chairman of the Board of Wal-Mart.

Christopher J. Williams

Mr. Williams is the Chairman of the Board and Chief Executive Officer of The Williams Capital Group, L.P., an investment bank.

Senior Officers

WAL-MART

Eduardo Castro-Wright

Executive Vice President and Chief Operating Officer, Wal-Mart Stores Division

M. Susan Chambers

Executive Vice President, Risk Management, Insurance and Benefits Administration

Robert F. Connolly

Executive Vice President, Marketing and Consumer Communications, Wal-Mart Stores Division

Douglas J. Degn

Executive Vice President, Food, Consumables and Hardlines Merchandising, Wal-Mart Stores Division

David J. Dible

Executive Vice President, Specialty Group, Wal-Mart Stores Division

Linda M. Dillman

Executive Vice President and Chief Information Officer

Michael T. Duke

Executive Vice President, President and Chief Executive Officer, Wal-Mart Stores Division

Joseph J. Fitzsimmons

Senior Vice President, Finance and Treasurer

Rollin L. Ford

Executive Vice President, Logistics and Supply Chain

David D. Glass

Chairman of the Executive Committee of the Board of Directors

Craig R. Herkert

Executive Vice President, President and Chief Executive Officer, The Americas, Wal-Mart International

Charles M. Holley, Jr.

Senior Vice President and Controller

Thomas D. Hyde

Executive Vice President and Corporate Secretary

Lawrence V. Jackson

Executive Vice President, People Division

C. Douglas McMillon

Executive Vice President, Merchandising and Replenishment, SAM’S CLUB

John B. Menzer

Executive Vice President, President and Chief Executive Officer, Wal-Mart International

Thomas M. Schoewe

Executive Vice President and Chief Financial Officer

H. Lee Scott, Jr.

President and Chief Executive Officer

Gregory E. Spragg

Executive Vice President, Operations, SAM’S CLUB

B. Kevin Turner

Executive Vice President, President and Chief Executive Officer, SAM’S CLUB

S. Robson Walton

Chairman of the Board of Directors

Claire A. Watts

Executive Vice President, Product Development, Apparel and Home Merchandising, Wal-Mart Stores Division

WAL-MART 2005 ANNUAL REPORT 55