Form 10-K, Exhibit 13
period 2006-01-31
WAL MART STORES INC
filed 2006-03-29
CIK 104169

Exhibit 13

Eleven-Year Financial Summary

WAL-MART

(Dollar amounts in millions except per share data)

Fiscal Year Ended January 31,	2006	2005	2004
Operating Results
Net sales	$312,427	$285,222	$256,329
Net sales increase	9.5%	11.3%	11.6%
Comparative store sales increase in the United States (1)	3%	3%	4%
Cost of sales	$240,391	$219,793	$198,747
Operating, selling, general and administrative expenses	56,733	51,248	44,909
Interest expense, net	1,172	986	832
Effective tax rate	33.4%	34.7%	36.1%
Income from continuing operations	$11,231	$10,267	$8,861
Net income	11,231	10,267	9,054
Per share of common stock:
Income from continuing operations, diluted	$2.68	$2.41	$2.03
Net income, diluted	2.68	2.41	2.07
Dividends	0.60	0.52	0.36
Financial Position
Current assets of continuing operations	$43,824	$38,854	$34,421
Inventories	32,191	29,762	26,612
Property, equipment and capital lease assets, net	79,290	68,118	59,023
Total assets of continuing operations	138,187	120,154	105,405
Current liabilities of continuing operations	48,826	43,182	37,840
Long-term debt	26,429	20,087	17,102
Long-term obligations under capital leases	3,742	3,171	2,997
Shareholders’ equity	53,171	49,396	43,623
Financial Ratios
Current ratio	0.9	0.9	0.9
Return on assets (2)	8.9%	9.3%	9.2%
Return on shareholders’ equity (3)	22.5%	22.6%	21.3%
Other Year-End Data
Discount stores in the United States	1,209	1,353	1,478
Supercenters in the United States	1,980	1,713	1,471
SAM’S CLUBs in the United States	567	551	538
Neighborhood Markets in the United States	100	85	64
Units outside the United States	2,285	1,587	1,355

(1)	Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since that date.

(2)	Income from continuing operations before minority interest divided by average total assets.

(3)	Income from continuing operations before minority interest divided by average shareholders’ equity.

Financial information for all years has been restated to reflect the sale of McLane Company, Inc. (“McLane”) that occurred in fiscal 2004. McLane is presented as a discontinued operation. All years have been restated for the fiscal 2004 adoption of the expense recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation.” In fiscal 2005, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which did not result in a material impact to our financial statements.

In fiscal 2003, the Company adopted Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets.” In years prior to adoption, the Company recorded amortization expense related to goodwill.

2003	2002	2001	2000	1999	1998	1997	1996

$229,616	$204,011	$180,787	$156,249	$130,522	$112,005	$99,627	$89,051
12.6%	12.8%	15.7%	19.7%	16.5%	12.4%	11.9%	13.7%
5%	6%	5%	8%	9%	6%	5%	4%
$178,299	$159,097	$140,720	$121,825	$102,490	$88,163	$78,897	$70,485
39,983	35,147	30,822	26,025	21,778	18,831	16,437	14,547
927	1,183	1,196	840	598	716	807	863
35.2%	36.2%	36.5%	36.8%	37.4%	37.0%	36.8%	36.8%
$7,818	$6,448	$6,087	$5,394	$4,240	$3,424	$2,978	$2,689
7,955	6,592	6,235	5,324	4,397	3,504	3,042	2,737

$1.76	$1.44	$1.36	$1.21	$0.95	$0.76	$0.65	$0.58
1.79	1.47	1.39	1.19	0.98	0.77	0.66	0.59
0.30	0.28	0.24	0.20	0.16	0.14	0.11	0.10

$29,543	$26,615	$25,344	$23,478	$20,064	$18,589	$17,385	$16,779
24,401	22,053	20,987	19,296	16,361	16,005	15,556	15,667
51,374	45,248	40,461	35,533	25,600	23,237	19,935	18,554
92,900	81,549	76,231	68,983	48,513	44,221	38,571	36,621
32,225	26,795	28,366	25,525	16,155	13,930	10,432	10,944
16,597	15,676	12,489	13,653	6,887	7,169	7,685	8,483
3,000	3,044	3,152	3,000	2,697	2,480	2,304	2,089
39,461	35,192	31,407	25,878	21,141	18,519	17,151	14,757

0.9	1.0	0.9	0.9	1.2	1.3	1.7	1.5
9.2%	8.4%	8.6%	9.8%	9.5%	8.5%	8.0%	7.9%
20.9%	19.4%	21.3%	22.9%	21.4%	19.2%	18.7%	19.6%

1,568	1,647	1,736	1,801	1,869	1,921	1,960	1,995
1,258	1,066	888	721	564	441	344	239
525	500	475	463	451	443	436	433
49	31	19	7	4	—	—	—
1,272	1,154	1,054	991	703	589	314	276

The consolidation of The Seiyu, Ltd., had a significant impact on the fiscal 2006 financial position amounts in this summary. The acquisition of the ASDA Group PLC and the Company’s related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Years prior to 1998 have not been restated for the effects of the change in accounting method for SAM’S CLUB membership revenue recognition as the effects of this change would not have a material impact on this summary. The cumulative effect for this accounting change recorded in fiscal 2000 amounted to $198 million net of tax.

Certain reclassifications have been made to prior periods to conform to current presentations.

Table of contents

Management’s discussion and analysis of results of operations and financial condition	21

Consolidated statements of income	30

Consolidated balance sheets	31

Consolidated statements of shareholders’ equity	32

Consolidated statements of cash flows	33

Notes to consolidated financial statements	34

Report of independent registered public accounting firm	48

Report of independent registered public accounting firm on internal control over financial reporting	49

Management’s report to our shareholders	50

Fiscal 2006 end-of-year store count	51

Senior officers and board of directors	52

Corporate and stock information	53

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Overview

Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) is a global retailer committed to improving the standard of living for our customers throughout the world. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices (“EDLP”) while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change erratically under frequent promotional activity. Our focus for SAM’S CLUB is to provide exceptional value on brand-name merchandise at “members only” prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements and accompanying notes as of January 31, 2006, and the year then ended.

Throughout this Management’s Discussion and Analysis of Results of Operations and Financial Condition, we discuss segment operating income and comparative store sales. Segment operating income refers to income from continuing operations before net interest expense, income taxes and minority interest. Segment operating income does not include unallocated corporate overhead. Comparative store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. For fiscal 2006 and prior years, we considered comparative store sales to be sales at stores that were open as of February 1st of the prior fiscal year and had not been expanded or relocated since that date. Stores that were expanded or relocated during that period are not included in the calculation. Comparative store sales is also referred to as “same-store” sales by others within the retail industry. The method of calculating comparative store sales varies across the retail industry. As a result, our calculation of comparative store sales is not necessarily comparable to similarly titled measures reported by other companies. Beginning in fiscal 2007, we changed our method of calculating comparative store sales. These changes are described in our Current Report on Form 8-K that we furnished to the SEC on February 2, 2006.

On May 23, 2003, we consummated the sale of McLane Company, Inc. (“McLane”), one of our wholly-owned subsidiaries, for $1.5 billion. As a result of this sale, we classified McLane as a discontinued operation in the financial statements for fiscal 2004. McLane’s external sales prior to the divestiture were $4.3 billion in fiscal 2004. McLane continues to be a supplier to the Company.

Operations

Our operations are comprised of three business segments: Wal-Mart Stores, SAM’S CLUB and International.

Our Wal-Mart Stores segment is the largest segment of our business, accounting for approximately 67.2% of our fiscal 2006 net sales. This segment consists of three traditional retail formats, all of which are located in the United States, and Wal-Mart’s online retail format, Walmart.com. Our traditional Wal-Mart Stores retail formats include:

•	Supercenters, which average approximately 187,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket;

•	Discount stores, which average approximately 102,000 square feet in size and offer a wide assortment of general merchandise and a limited assortment of food products; and

•	Neighborhood Markets, which average approximately 42,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

Our SAM’S CLUB segment consists of membership warehouse clubs in the United States and the segment’s online retail format, samsclub.com. SAM’S CLUB accounted for approximately 12.7% of our fiscal 2006 sales. Our SAM’S CLUBs in the United States average approximately 129,000 square feet in size.

As of January 31, 2006, our International operations were located in nine countries and Puerto Rico. Internationally, we generated approximately 20.1% of our fiscal 2006 sales. Outside the United States, we operate several different formats of retail stores and restaurants, including supercenters, discount stores and SAM’S CLUBs. Additionally, at January 31, 2006, we owned an unconsolidated 33.3% minority interest in Central American Retail Holding Company (“CARHCO”), a retailer operating in five Central American countries. In February 2006, we acquired a controlling interest in CARHCO.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and abroad. We face strong sales competition from other discount, department, drug, variety and specialty stores and supermarkets, many of which are national chains. Additionally, we compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (“associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels, economic conditions, interest rates, customer preferences, employment, labor costs, inflation, currency exchange fluctuations, fuel prices, weather patterns and insurance costs. Our SAM’S CLUB segment faces strong sales competition from other wholesale club operators, as well as other retailers. Further information on risks to our Company can be located in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended January 31, 2006.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Key Items in Fiscal 2006

Significant financial items during fiscal 2006 include:

•	Net sales increased 9.5% from fiscal 2005 to $312.4 billion in fiscal 2006, and net income increased 9.4% to $11.2 billion. Foreign currency exchange rates favorably impacted sales and operating income by $1.5 billion and $64 million, respectively, in fiscal 2006.

•	Net cash provided by operating activities was $17.6 billion for fiscal 2006. During fiscal 2006, we repurchased $3.6 billion of our common stock under our share repurchase program and paid dividends of $2.5 billion. Additionally during fiscal 2006, we issued $7.7 billion in long-term debt, repaid $2.7 billion of long-term debt and funded a net decrease in commercial paper of $704 million.

•	Total assets increased 15.0%, to $138.2 billion at January 31, 2006, when compared to January 31, 2005. During fiscal 2006, we made $14.6 billion of capital expenditures which was an increase of 13.0% over capital expenditures of $12.9 billion in fiscal 2005.

•	When compared to fiscal 2005, our Wal-Mart Stores segment experienced an 8.2% increase in operating income and a 9.4% increase in net sales in fiscal 2006.

•	SAM’S CLUB’s continued focus on our business members helped drive an 8.2% increase in operating income on a 7.2% increase in net sales when comparing fiscal 2006 with fiscal 2005.

•	Our International segment generated a net sales and operating income increase of 11.4% compared to fiscal 2005.

Company Performance Measures

Management uses a number of metrics to assess the Company’s performance. The following are the more frequently used metrics:

•	Comparative store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Our Wal-Mart Stores segment’s comparative store sales were 3.0% for fiscal 2006 versus 2.9% for fiscal 2005. Our SAM’S CLUB segment’s comparative club sales were 5.0% in fiscal 2006 versus 5.8% in fiscal 2005.

•	Operating income growth greater than net sales growth has long been a measure of success for us. For fiscal 2006, our operating income increased by 8.4% when compared to fiscal 2005, while net sales increased by 9.5% over the same period. Our SAM’S CLUB segment met this target; however, the Wal-Mart Stores segment fell short of the target, while the International segment grew operating income at the same rate as net sales.

•	Inventory growth at a rate less than that of net sales is a key measure of our efficiency. However, our increased purchases of imported merchandise and recent acquisition activity impact this measure. Total inventories at January 31, 2006, were up 8.2% over levels at January 31, 2005, and net sales were up 9.5% when comparing fiscal 2006 with fiscal 2005. Approximately 150 basis points of the fiscal 2006 increase in inventory was from increased levels of imported merchandise, which carries a longer lead time, and an additional 170 basis points was from the consolidation of The Seiyu, Ltd. and the purchase of Sonae Distribução Brasil S.A.

•	With an asset base as large as ours, we are focused on continuing to make certain our assets are productive. It is important for us to sustain our return on assets. Return on assets is defined as income from continuing operations before minority interest divided by average total assets. Return on assets for fiscal 2006, 2005 and 2004 was 8.9%, 9.3% and 9.2%, respectively. Return on assets in fiscal 2006 was impacted by acquisition activity in the fourth quarter.

Results of Operations

The Company and each of its operating segments had net sales (in millions), as follows:

	2006			2005			2004
Fiscal Year Ended January 31,	Net sales	Percent of total	Percent increase	Net sales	percent of total	Percent increase	Net sales	Percent of total
Wal-Mart Stores	$209,910	67.2%	9.4%	$191,826	67.3%	10.1%	$174,220	68.0%
SAM’S CLUB	39,798	12.7%	7.2%	37,119	13.0%	7.5%	34,537	13.5%
International	62,719	20.1%	11.4%	56,277	19.7%	18.3%	47,572	18.5%

Total net sales	$312,427	100.0%	9.5%	$285,222	100.0%	11.3%	$256,329	100.0%

Our total net sales increased by 9.5% and 11.3% in fiscal 2006 and 2005 when compared to the previous fiscal year. Those increases resulted from our expansion programs and comparative store sales increases in the United States. Comparative store sales increased 3.4% in fiscal 2006 and 3.3% in fiscal 2005. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate that comparative store sales in fiscal 2006, 2005 and 2004 were negatively impacted by the opening of new stores by approximately 1% per year. We expect that this effect of opening new stores on comparable store sales will continue during fiscal 2007 at a similar rate.

During fiscal 2006 and 2005, foreign currency exchange rates had a $1.5 billion and $3.2 billion favorable impact, respectively, on the International segment’s net sales, causing an increase in the International segment’s net sales as a percentage of total net sales relative to the Wal-Mart Stores and SAM’S CLUB segments. Additionally, the decrease in the SAM’S CLUB segment’s net sales as a percent of total Company sales in fiscal 2006 and 2005 when compared to the previous fiscal years resulted from the more rapid development of new stores in the International and Wal-Mart Stores segments than the SAM’S CLUB segment. We expect this trend to continue for the foreseeable future.

Our total gross profit as a percentage of net sales (our “gross margin”) was 23.1%, 22.9% and 22.5% in fiscal 2006, 2005 and 2004, respectively. Our Wal-Mart Stores and International segment sales yield higher gross margins than our SAM’S CLUB segment. Accordingly, the greater increases in net sales for the Wal-Mart Stores and International segments in fiscal 2006 and 2005 had a favorable impact on the Company’s total gross margin.

Operating, selling, general and administrative expenses (“operating expenses”) as a percentage of net sales were 18.2%, 17.9% and 17.5% for fiscal 2006, 2005 and 2004, respectively. The increase in operating expenses as a percentage of total net sales was primarily due to a faster rate of growth in operating expenses in our Wal-Mart Stores and International segments, which have higher operating expenses as a percentage of segment net sales than our SAM’S CLUB segment. Operating expenses in fiscal 2006 were higher as a percentage of net sales because of increases in utilities, maintenance and repairs and advertising. Increases in these expenses in fiscal 2006 were partially offset by reduced payroll costs as a percentage of net sales. Operating expenses in fiscal 2005 were impacted by the Wal-Mart Stores and SAM’S CLUB segments’ implementation of a new job classification and pay structure for hourly field associates in the United States. The job classification and pay structure, which was implemented in the second quarter of fiscal 2005, was designed to help maintain internal equity and external competitiveness.

Operating expenses in fiscal 2004 were impacted by the adoption of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor” (“EITF 02-16”). The adoption of EITF 02-16 resulted in an after-tax reduction in fiscal 2004 net income of approximately $140 million.

Interest, net, as a percentage of net sales increased from fiscal 2004 through fiscal 2006. The increase was due to higher borrowing levels and higher interest rates during the period from fiscal 2004 through fiscal 2006. The $186-million increase in interest, net, in fiscal 2006 consisted of a $221-million increase due to higher borrowing levels and $99 million due to higher interest rates, partially offset by a benefit from refund of IRS interest paid, reversal of interest on income tax accruals for prior years, and reduced levels of interest on fiscal 2006 income tax accruals. The $154-million increase in interest, net, in fiscal 2005 consisted of a $139-million increase due to higher borrowing levels, a $26-million decrease due to changing interest rates and a $41-million increase in interest on income tax accruals.

Our effective income tax rates for fiscal 2006, 2005 and 2004 were 33.4%, 34.7% and 36.1%, respectively. The fiscal 2006 rate was less than the fiscal 2005 rate due primarily to adjustments in deferred income taxes and resolutions of certain federal and state tax contingencies. The fiscal 2005 rate was less than the fiscal 2004 rate due to the October 2004 passage of the Working Families Tax-Relief Act of 2004, which retroactively extended the work opportunity tax credit for fiscal 2005. In addition, the fiscal 2004 effective tax rate was impacted by an increase in the deferred tax asset valuation allowance as a result of tax legislation in Germany. This legislation required us to reevaluate the recoverability of deferred tax assets in Germany, resulting in a $150 million increase in the fiscal 2004 provision for income taxes.

In fiscal 2006, we earned net income of $11.2 billion, a 9.4% increase over fiscal 2005. In fiscal 2005, we earned income from continuing operations of $10.3 billion, a 15.9% increase over fiscal 2004. Net income in fiscal 2005 increased 13.4% from fiscal 2004 largely as a result of the increase in income from continuing operations described above, net of the $193 million provided from the discontinued operations and sale of McLane in fiscal 2004.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2006	9.4%	$15,324	8.2%	7.3%
2005	10.1%	14,163	9.7%	7.4%
2004	10.9%	12,916	9.1%	7.4%

The segment net sales increases in fiscal 2006 and fiscal 2005 from the prior fiscal years resulted from comparative store sales increases of 3.0% in fiscal 2006 and 2.9% in fiscal 2005, in addition to our expansion program. Market development strategies in fiscal 2006 continued to put pressures on comparative stores sales increases as new stores were opened within the trade area of established stores. We have developed several initiatives to help mitigate this pressure and to grow comparable store sales through; becoming more relevant to the customer by creating a better store shopping experience, continual improvement in product assortment and an aggressive store upgrade program to be instituted over the next 18 months. ;

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Our expansion programs consist of opening new units, converting discount stores to supercenters, relocations that result in more square footage, as well as expansions of existing stores. Segment expansion during fiscal 2006 included the opening of 24 discount stores, 15 Neighborhood Markets and 267 supercenters (including the conversion and/or relocation of 166 existing discount stores into supercenters). Two discount stores closed in fiscal 2006. During fiscal 2006, our total expansion program added approximately 39 million of store square footage, an 8.6% increase. Segment expansion during fiscal 2005 included the opening of 36 discount stores, 21 Neighborhood Markets and 242 supercenters (including the conversion and/or relocation of 159 existing discount stores into supercenters). Two discount stores closed in fiscal 2005. During fiscal 2005, our total expansion program added approximately 36 million of store square footage, an 8.6% increase.

Fiscal 2006 segment operating income was down 0.1% as a percentage of segment net sales. This decrease was driven by a 4 basis point decline in gross margin and an 8 basis point increase in operating expenses, partially offset by a slight increase in other income as a percentage of segment net sales. This gross margin decrease from fiscal 2005 can be attributed to the continued increase in sales of our lower-margin food items as a percentage of total segment net sales, rising transportation costs, and the unfavorable impact of an adjustment to our product warranty liabilities in fiscal 2006. The segment’s operating expenses as a percentage of segment net sales in fiscal 2006 were higher than fiscal 2005 primarily due to expense pressures from utilities and advertising costs.

While our fiscal 2005 segment operating income as a percentage of segment net sales was unchanged from fiscal 2004, segment gross margin and operating expenses as a percentage of segment net sales were each up 0.4% for the year. Our gross margin improvement in fiscal 2005 can be primarily attributed to our global sourcing effort and reductions in markdowns and shrinkage as a percentage of segment net sales for fiscal 2005 when compared to fiscal 2004. The segment’s operating expenses in fiscal 2005 as a percentage of segment net sales were higher than fiscal 2004 primarily due to expense pressures from associate wages and accident costs. Wages primarily increased due to our new job classification and pay structure, which was implemented in the second quarter of fiscal 2005.

SAM’S CLUB Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2006	7.2%	$1,385	8.2%	3,5%
2005	7.5%	1,280	13.7%	3.4%
2004	8.9%	1,126	10.1%	3.3%

Growth in net sales for the SAM’S CLUB segment in fiscal 2006 and fiscal 2005 resulted from comparative club sales increases of 5.0% in fiscal 2006 and 5.8% in fiscal 2005, along with our expansion program. Comparative club sales in fiscal 2006 increased at a slower rate than in fiscal 2005 primarily due to lower growth rates in certain fresh and hardline categories. The impact of fuel sales contributed 130 basis points and 121 basis points to fiscal 2006 and 2005 comparative club sales, respectively. We believe that a greater focus on providing a quality in-club experience for our members will improve overall sales, including sales in these categories. Segment expansion consisted of the opening of 17 new clubs in fiscal 2006 and 13 clubs in fiscal 2005. One club closed in fiscal 2006. Our total expansion program added approximately 3 million of additional club square footage, or 3.8%, in fiscal 2006 and approximately 3 million, or 3.7%, of additional club square footage in fiscal 2005.

Segment operating income as a percentage of segment net sales increased slightly in fiscal 2006 when compared to fiscal 2005. The increase was due to an improvement in operating expenses and other income as a percentage of segment net sales, partially offset by a slight decrease in gross margin as a percentage of segment net sales. Operating expenses as a percentage of segment net sales improved primarily due to lower wage and accident costs in fiscal 2006 when compared to fiscal 2005, partially offset by the impact of increased utility costs. The increase in other income as a percentage of segment net sales was primarily the result of income recognized from higher membership sales in fiscal 2006. Gross margin as a percentage of net sales decreased due to strong sales in certain lower margin categories, including fuel and tobacco, during fiscal 2006.

Segment operating income as a percentage of segment net sales increased slightly in fiscal 2005 when compared to fiscal 2004 due to an improvement in gross margin, partially offset by an increase in operating expenses as a percentage of segment net sales and the impact of the adoption of EITF 02-16 in fiscal 2004. The improvement in gross margin was primarily a result of strong sales in higher margin categories. Operating expenses as a percentage of segment net sales increased due to higher wage costs resulting from our new job classification and pay structure, which was implemented in the second quarter of fiscal 2005. The adoption of EITF 02-16 resulted in a decrease to the segment’s operating income in fiscal 2004 of $44 million.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating income as a Percentage of Segment Sales
2006	11.4%	$3,330	11.4%	5.3%
2005	18.3%	2,988	26.1%	5.3%
2004	16.6%	2,370	18.6%	5.0%

At January 31, 2006, our International segment was comprised of wholly-owned operations in Argentina, Brazil, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, the operation of joint ventures in China and the operations of majority-owned subsidiaries in Japan and Mexico.

The fiscal 2006 increase in the International segment’s net sales primarily resulted from improved operating execution, our international expansion program and the impact of changes in foreign currency exchange rates. In fiscal 2006, the International segment opened 698 units, net of relocations and closings, which added 52 million, or 39.2%, of additional unit square footage. This includes the acquisition of Sonae Distribuição Brasil S.A., (“Sonae”) in Southern Brazil, which added 139 stores and 11 million square feet in December 2005, and the consolidation of The Seiyu, Ltd. in Japan, which added 398 stores and 29 million square feet in December 2005. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of $1.5 billion in fiscal 2006.

The fiscal 2005 increase in the International segment’s net sales primarily resulted from improved operating execution, our international expansion program and the impact of foreign currency exchange rate changes. In fiscal 2005, the International segment opened 232 units, net of relocations and closings, which added 18 million, or 15.6%, of additional unit square footage. This includes the acquisition of Bompreço S.A. Supermercados do Nordeste in Brazil, which added 118 stores and approximately 8 million square feet in February 2004. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of $3.2 billion in fiscal 2005.

Fiscal 2006 sales at our United Kingdom subsidiary, ASDA, were 42.7% of the International segment net sales. Sales for ASDA included in our consolidated income statement during fiscal 2006, 2005, and 2004 were $26.8 billion, $26.0 billion, and $21.7 billion, respectively.

While fiscal 2006 International segment operating income as a percentage of segment net sales was unchanged from fiscal 2005, segment gross margin was up 0.5%. This improvement in segment gross margin was offset by an increase in operating expenses and a decrease in other income, both as a percentage of segment net sales. The International segment’s improvement in gross margin is primarily due to a favorable shift in the mix of products sold toward general merchandise categories which carry a higher margin. The 0.3% increase in operating expenses was driven primarily by increased advertising, utility and insurance expenditures. Other income declined 0.2% in fiscal 2006 primarily due to a reduction in current year rental income in Canada and a payroll tax recovery in Mexico in fiscal 2005. Fiscal 2006 operating income includes a favorable impact of $64 million from changes in foreign currency exchange rates.

The fiscal 2005 increase in segment operating income as a percentage of segment net sales compared with fiscal 2004 resulted primarily from a 0.3% improvement in gross margin. The improvement in gross margin was due to a favorable shift in the mix of products sold toward general merchandise categories. Fiscal 2005 operating income includes a favorable impact of $150 million from changes in foreign currency exchange rates.

Future financial results for our foreign operations could be affected by factors such as changes in foreign currency exchange rates, weak economic conditions, changes in tax law and government regulations in the foreign markets in which we operate.

Liquidity and Capital Resources

Overview

Cash flows provided by operating activities supply us with a significant source of liquidity. Our cash flows from operating activities were $17.6 billion in fiscal 2006 compared with $15.0 billion in fiscal 2005. The increase in cash flows provided by operating activities was primarily attributable to improved income from operations and improved inventory management resulting in accounts payable growing at a faster rate than inventory.

Our cash flows from operating activities of continuing operations were $15.0 billion in fiscal 2005, compared with $15.9 billion in fiscal 2004. This decrease was primarily attributable to differences in the timing of payroll, income and other taxes, supplier payments and the timing of the collection of receivables in fiscal 2005 compared with fiscal 2004.

In fiscal 2006, we paid dividends of $2.5 billion, made $14.6 billion in capital expenditures, paid $3.6 billion to repurchase shares of our common stock, received $7.7 billion from the issuance of long-term debt, repaid $2.7 billion of long-term debt and repaid $704 million of commercial paper (net of issuances).

Working Capital

Current liabilities exceeded current assets at January 31, 2006, by $5.0 billion, an increase of $622 million from January 31, 2005. Our ratio of current assets to current liabilities was 0.9 to 1 at January 31, 2006 and 2005. At January 31, 2006, we had total assets of $138.2 billion compared with total assets of $120.2 billion at January 31, 2005.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

Company Share Repurchase Program

From time to time, we repurchase shares of our common stock under a $10.0 billion share repurchase program authorized by our Board of Directors in September 2004. During the first half of fiscal 2006, we repurchased $3.6 billion of shares under this repurchase program. No shares of our common stock were repurchased under this program in the third or fourth quarters of fiscal 2006. During fiscal 2005, we repurchased $4.5 billion of shares under the current and past authorizations. At January 31, 2006, approximately $6.1 billion of additional shares may be repurchased under the current authorization.

There is no expiration date for or other restriction limiting the period over which we can make our share repurchases under the program, which will expire only when and if we have repurchased $10.0 billion of our shares under the program. Under the program, repurchased shares are constructively retired and returned to unissued status. We consider several factors in determining when to make share repurchases, including among other things, our current cash needs, the ratio of our debt to our total capitalization, our cost of borrowings, and the market price of the stock.

Common Stock Dividends

We paid dividends totaling approximately $2.5 billion or $0.60 per share in fiscal 2006. The dividends paid in fiscal 2006 represent a 15.4% increase over fiscal 2005. The fiscal 2005 dividend of $0.52 per share represented a 44.4% increase over fiscal 2004. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 2, 2006, the Company’s Board of Directors approved an increase in annual dividends to $0.67 per share. The annual dividend will be paid in four quarterly installments on April 3, 2006, June 5, 2006, September 5, 2006, and January 2, 2007 to holders of record on March 17, May 19, August 18 and December 15, 2006, respectively.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

	Payments due during fiscal years ending January 31,
(In millions)	Total	2007	2008-2009	2010-2011	Thereafter
Recorded Contractual Obligations
Long-term debt	$31,024	$4,595	$6,178	$7,516	$12,735
Commercial paper	3,754	3,754	—	—	—
Capital lease obligations	6,380	592	1,138	1,040	3,610

Unrecorded Contractual Obligations:
Non-cancelable operating leases	9,683	797	1,461	1,220	6,205
Interest on long-term debt	14,823	1,419	2,374	1,848	9,182
Undrawn lines of credit	5,296	5,296	—	—	—
Trade letters of credit	2,593	2,593	—	—	—
Standby letters of credit	2,800	2,800	—	—	—
Purchase obligations	19,872	10,519	9,023	218	112

Total commercial commitments	$96,225	$32,365	$20,174	$11,842	$31,844

Purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, utility purchases, as well as commitments to make capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligation discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2006, the aggregate termination payment was $89 million. These two arrangements expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $233 million upon termination of some or all of these agreements.

There are no recourse provisions which would enable us to recover from third parties any amounts paid under the above guarantees. No liability for these guarantees has been recorded in our financial statements.

The Company has entered into lease commitments for land and buildings for 60 future locations. These lease commitments with real estate developers provide for minimum rentals ranging from five to 35 years, which, if consummated based on current cost estimates, will approximate $95 million annually over the lease terms.

Capital Resources

During fiscal 2006, we issued $7.7 billion of long-term debt. The net proceeds from the issuance of such long-term debt were used to repay outstanding commercial paper indebtedness and for other general corporate purposes.

At January 31, 2006 and 2005, the ratio of our debt to our total capitalization was 42% and 39%, respectively. The fiscal 2006 consolidation of Seiyu and purchase of Sonae increased our debt to total capitalization at January 31, 2006, by 2.5 percentage points. Our objective is to maintain a debt to total capitalization ratio averaging approximately 40%.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. The following table details the ratings of the credit rating agencies that rated our outstanding indebtedness at January 31, 2006.

Rating agency	Commercial paper	Long-term debt
Standard and Poor’s	A-1 +	AA
Moody’s Investors Service	P-1	Aa2
Fitch Ratings	F1 +	AA
Dominion Bond Rating Service	R-1(middle)	AA

In February 2006, we entered into a £150 million revolving credit facility in the United Kingdom. Interest on borrowings under the credit facility accrues at LIBOR plus 25 basis points.

Future Expansion

Capital expenditures for fiscal 2007 are expected to be approximately $17.5 billion, including additions of capital leases. These fiscal 2007 expenditures will include the construction of 20 to 30 new discount stores, 270 to 280 new supercenters (with relocations or expansions accounting for approximately 160 of those supercenters), 15 to 20 new Neighborhood Markets, 30 to 40 new SAM’S CLUBs (with relocations or expansions accounting for 20 of those SAM’S CLUBs) and 220 to 230 new units in our International segment (with relocations or expansions accounting for approximately 35 of those units). We plan to finance this expansion, and any acquisitions of other operations that we may make during fiscal 2007, primarily out of cash flows from operations.

Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and changes in foreign currency exchange rates.

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

At January 31, 2006 and 2005, we had $31.0 billion and $23.8 billion, respectively, of long-term debt outstanding. Our weighted average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.79% and 4.08% at January 31, 2006 and 2005, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2006 and 2005, would have increased annual interest expense on borrowings outstanding at those dates by $48 million and $25 million, respectively.

At January 31, 2006 and 2005, we had $3.8 billion of outstanding commercial paper obligations. The rate, including fees, on these obligations at January 31, 2006 and 2005, was 3.9% and 2.9%, respectively. A hypothetical 10% increase in commercial paper rates in effect at January 31, 2006 and 2005, would have increased annual interest expense on the outstanding balances on those dates by $14 million and $11 million, respectively.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

WAL-MART

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Our preference is to maintain approximately 50% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps was a gain of approximately $133 million and $472 million at January 31, 2006 and 2005, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2006, would result in a (loss) or gain in value of the swaps of ($103 million) or $104 million, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2005, would result in a (loss) or gain in value of the swaps of ($123 million) or $126 million, respectively.

We hold currency swaps to hedge the foreign currency exchange component of our net investments in the United Kingdom and Japan. In addition, we hold a cross-currency swap which hedges the foreign currency risk of debt denominated in currencies other than the local currency. The aggregate fair value of these swaps at January 31, 2006 and 2005, was a loss of $244 million and $169 million, respectively. A hypothetical 10% increase (or decrease) in the foreign currency exchange rates underlying these swaps from the market rate would result in a (loss) or gain in the value of the swaps of ($96 million) and $78 million at January 31, 2006, and ($90 million) and $71 million at January 31, 2005. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2006 and 2005, would have an insignificant impact on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £2.0 billion as of January 31, 2006 and 2005, as a hedge of our net investment in the United Kingdom. At January 31, 2006, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the British pound would result in a gain (or loss) in the value of the debt of $359 million. At January 31, 2005, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the British pound would result in a gain (or loss) in the value of the debt of $380 million. In addition, we have designated debt of approximately ¥87.1 billion as of January 31, 2006 as a hedge of our net investment in Japan. At January 31, 2006, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the Japanese yen would result in a gain (or loss) in the value of the debt of $75 million.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.

Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We value our inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all merchandise inventories in the United States, except SAM’S CLUB merchandise and merchandise in our distribution warehouses, which is based on the cost LIFO method. Inventories for international operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out (“FIFO”) method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping’s retail value. The cost-to-retail ratio is based on the fiscal year purchase activity. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross margin recognized. Judgments made include the recording of markdowns used to sell through inventory and shrinkage. Markdowns designated for clearance activity are recorded at the time of the decision rather than at the point of sale, when management determines the salability of inventory has diminished. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, the Company records a LIFO provision each quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices except for grocery items, for which we use a consumer price index. At January 31, 2006 and 2005, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

The Company provides for estimated inventory losses (“shrinkage”) between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results. Historically, shrinkage has not been volatile.

Impairment of Assets

We evaluate long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying values may not be recoverable. Management’s judgments regarding the existence of impairment indicators are based on market conditions and our operational performance, such as operating income and cash flows. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a writedown of the long-lived assets.

Goodwill is not amortized, but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing Company businesses. Historically, the Company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

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

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability and the Company’s portion of employee-related health care benefits. Liabilities associated with the risks that we retain are estimated in part by considering historical claims experience, including frequency, severity, demographic factors, and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for workers’ compensation and liability, a 1% increase or decrease to the assumptions for claims costs and loss development factors would increase or decrease our self-insurance accrual by $23 million and $62 million, respectively.

For a summary of our significant accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements include statements under the caption “Results of Operations” regarding the effect of the opening of new stores on existing stores sales and the trend in the percentages that the net sales of certain of our business segments represent of our total net sales, under the caption “SAM’S CLUB Segment” regarding the improvement in net sales in the SAM’S CLUB Segment and under the caption “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Results of Operations and Financial Condition with respect to our capital expenditures, our ability to fund certain cash flow shortfalls by the sale of commercial paper and long-term debt securities, our ability to sell our long-term securities and our anticipated reasons for repurchasing shares of our common stock. These statements are identified by the use of the words “anticipate,” “believe,” “contemplate,” “expect,” “plan,” and other, similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends. These forward-looking statement are subject to certain factors, in the United States and internationally, that could affect our financial performance, business strategy, plans, goals and objectives. Those factors include the cost of goods, labor costs, the cost of fuel and electricity, the cost of healthcare benefits, insurance costs, catastrophic events, competitive pressures, inflation, accident-related costs, consumer buying patterns and debt levels, weather patterns, transport of goods from foreign suppliers, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, changes in tax and other laws and regulations that affect our business, the outcome of legal proceedings to which we are a party, unemployment levels, interest rate fluctuations, changes in employment legislation and other capital market, economic and geo-political conditions. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition and results if operations, in other of our filings with the SEC, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2006, with the SEC on or about March 29, 2006. Actual results may materially differ from anticipated results described or implied in these forward-looking statements as a result of changes in facts, assumptions not being realized or other circumstances. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Consolidated Statements of Income

WAL-MART

(Amounts in millions except per share data) Fiscal Year Ended January 31,	2006	2005	2004
Revenues:
Net sales	$312,427	$285,222	$256,329
Other income, net	3,227	2,910	2,352

	315,654	288,132	258,681
Costs and expenses:
Cost of sales	240,391	219,793	198,747
Operating, selling, general and administrative expenses	56,733	51,248	44,909

Operating income	18,530	17,091	15,025
Interest:
Debt	1,171	934	729
Capital leases	249	253	267
Interest income	(248)	(201)	(164)

Interest, net	1,172	986	832

Income from continuing operations before income taxes and minority interest	17,358	16,105	14,193
Provision for income taxes:
Current	5,932	5,326	4,941
Deferred	(129)	263	177

	5,803	5,589	5,118

Income from continuing operations before minority interest	11,555	10,516	9,075
Minority interest	(324)	(249)	(214)

Income from continuing operations	11,231	10,267	8,861
Income from discontinued operation, net of tax	—	—	193

Net income	$11,231	$10,267	$9,054

Basic net income per common share:
Income from continuing operations	$2.68	$2.41	$2.03
Income from discontinued operation	—	—	0.05

Basic net income per common share	$2.68	$2.41	$2.08

Diluted net income per common share:
Income from continuing operations	$2.68	$2.41	$2.03
Income from discontinued operation	—	—	0.04

Diluted net income per common share	$2.68	$2.41	$2.07

Weighted-average number of common shares:
Basic	4,183	4,259	4,363
Diluted	4,188	4,266	4,373

Dividends per common share	$0.60	$0.52	$0.36

See accompanying notes.

Consolidated Balance Sheets

WAL-MART

(Amounts in millions except per share data) January 31,	2006	2005
Assets
Current assets:
Cash and cash equivalents	$6,414	$5,488
Receivables	2,662	1,715
Inventories	32,191	29,762
Prepaid expenses and other	2,557	1,889

Total current assets	43,824	38,854
Property and equipment, at cost:
Land	16,643	14,472
Buildings and improvements	56,163	46,574
Fixtures and equipment	22,750	21,461
Transportation equipment	1,746	1,530

Property and equipment, at cost	97,302	84,037
Less accumulated depreciation	21,427	18,637

Property and equipment, net	75,875	65,400
Property under capital lease:
Property under capital lease	5,578	4,556
Less accumulated amortization	2,163	1,838

Property under capital lease, net	3,415	2,718
Goodwill	12,188	10,803
Other assets and deferred charges	2,885	2,379

Total assets	$138,187	$120,154

Liabilities and shareholders’ equity
Current liabilities:
Commercial paper	$3,754	$3,812
Accounts payable	25,373	21,987
Accrued liabilities	13,465	12,120
Accrued income taxes	1,340	1,281
Long-term debt due within one year	4,595	3,759
Obligations under capital leases due within one year	299	223

Total current liabilities	48,826	43,182
Long-term debt	26,429	20,087
Long-term obligations under capital leases	3,742	3,171
Deferred income taxes and other	4,552	2,978
Minority interest	1,467	1,340

Commitments and contingencies

Shareholders’ equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	—	—
Common stock ($0.10 par value; 11,000 shares authorized, 4,165 and 4,234 issued and outstanding at January 31, 2006 and January 31, 2005, respectively)	417	423
Capital in excess of par value	2,596	2,425
Accumulated other comprehensive income	1,053	2,694
Retained earnings	49,105	43,854

Total shareholders’ equity	53,171	49,396

Total liabilities and shareholders’ equity	$138,187	$120,154

See accompanying notes.

Consolidated Statements of Shareholders’ Equity

WAL-MART

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance – January 31, 2003	4,395	$440	$1,954	$(509)	$37,576	$39,461
Comprehensive income
Net income from continuing operations					8,861	8,861
Net income from discontinued operation					193	193
Other comprehensive income:
Foreign currency translation				1,685		1,685
Net unrealized depreciation of derivatives				(341)		(341)
Minimum pension liability				16		16

Total comprehensive income						10,414
Cash dividends ($0.36 per share)					(1,569)	(1,569)
Purchase of Company stock	(92)	(9)	(182)		(4,855)	(5,046)
Stock options exercised and other	8		363			363

Balance – January 31, 2004	4,311	431	2,135	851	40,206	43,623
Comprehensive income
Net income from continuing operations					10,267	10,267
Other comprehensive income:
Foreign currency translation				2,130		2,130
Net unrealized depreciation of derivatives				(194)		(194)
Minimum pension liability				(93)		(93)

Total comprehensive income						12,110
Cash dividends ($0.52 per share)					(2,214)	(2,214)
Purchase of Company stock	(81)	(8)	(136)		(4,405)	(4,549)
Stock options exercised and other	4		426			426

Balance – January 31, 2005	4,234	423	2,425	2,694	43,854	49,396
Comprehensive income:
Net income from continuing operations					11,231	11,231
Other comprehensive income:
Foreign currency translation				(1,920)		(1,920)
Net unrealized depreciation of derivatives				228		228
Minimum pension liability				51		51

Total comprehensive income						9,590
Cash dividends ($0.60 per share)					(2,511)	(2,511)
Purchase of Company stock	(74)	(7)	(104)		(3,469)	(3,580)
Stock options exercised and other	5	1	275			276

Balance – January 31, 2006	4,165	$417	$2,596	$1,053	$49,105	$53,171

See accompanying notes.

Consolidated Statements of Cash Flows

WAL-MART

(Amounts in millions) Fiscal Year Ended January 31,	2006	2005	2004
Cash flows from operating activities
Income from continuing operations	$11,231	$10,267	$8,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,717	4,264	3,852
Deferred income taxes	(129)	263	177
Other operating activities	620	378	173
Changes in certain assets and liabilities, net of effects of acquisitions:
Decrease (increase) in accounts receivable	(456)	(304)	373
Increase in inventories	(1,733)	(2,494)	(1,973)
Increase in accounts payable	2,390	1,694	2,587
Increase in accrued liabilities	993	976	1,896

Net cash provided by operating activities of continuing operations	17,633	15,044	15,946
Net cash provided by operating activities of discontinued operation	—	—	50

Net cash provided by operating activities	17,633	15,044	15,996

Cash flows from investing activities
Payments for property and equipment	(14,563)	(12,893)	(10,308)
Investment in international operations, net of cash acquired	(601)	(315)	(38)
Proceeds from the disposal of fixed assets	1,049	953	481
Proceeds from the sale of McLane	—	—	1,500
Other investing activities	(68)	(96)	78

Net cash used in investing activities of continuing operations	(14,183)	(12,351)	(8,287)
Net cash used in investing activities of discontinued operation	—	—	(25)

Net cash used in investing activities	(14,183)	(12,351)	(8,312)

Cash flows from financing activities
Increase (decrease) in commercial paper	(704)	544	688
Proceeds from issuance of long-term debt	7,691	5,832	4,099
Purchase of Company stock	(3,580)	(4,549)	(5,046)
Dividends paid	(2,511)	(2,214)	(1,569)
Payment of long-term debt	(2,724)	(2,131)	(3,541)
Payment of capital lease obligations	(245)	(204)	(305)
Other financing activities	(349)	113	111

Net cash used in financing activities	(2,422)	(2,609)	(5,563)

Effect of exchange rate changes on cash	(102)	205	320

Net increase in cash and cash equivalents	926	289	2,441
Cash and cash equivalents at beginning of year	5,488	5,199	2,758

Cash and cash equivalents at end of year	$6,414	$5,488	$5,199

Supplemental disclosure of cash flow information
Income tax paid	$5,962	$5,593	$4,538
Interest paid	1,390	1,163	1,024
Capital lease obligations incurred	286	377	252

See accompanying notes.

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

The Company’s operations in Argentina, Brazil, China, Germany, Japan, Mexico, South Korea and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

The Company consolidates the accounts of certain variable interest entities where it has been determined that Wal-Mart is the primary beneficiary of those entities’ operations. The assets, liabilities and results of operations of these entities are not material to the Company.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $575 million and $549 million at January 31, 2006 and 2005, respectively.

Receivables

Accounts receivable consist primarily of receivables from insurance companies resulting from our pharmacy sales, receivables from suppliers for marketing or incentive programs, receivables from real estate transactions and receivables from property insurance claims. Additionally, amounts due from banks for customer credit card, debit card and EBT transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all merchandise inventories in the United States, except SAM’S CLUB merchandise and merchandise in our distribution warehouses, which is based on the cost LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out (“FIFO”) method. At January 31, 2006 and 2005, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

Financial Instruments

The Company uses derivative financial instruments for purposes other than trading to manage its exposure to interest and foreign exchange rates, as well as to maintain an appropriate mix of fixed and floating-rate debt. Contract terms of a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are marked to fair value with unrealized gains or losses reported in earnings during the period of change.

Capitalized Interest

Interest costs capitalized on construction projects were $157 million, $120 million, and $144 million in fiscal 2006, 2005 and 2004, respectively.

Long-Lived Assets

Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is typically at the individual store level. Cash flows expected to be generated by the related assets are estimated over the asset’s useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model.

Goodwill and Other Acquired Intangible Assets

Goodwill is not amortized; rather it is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. Other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. These evaluations are based on discounted cash flows and incorporate the impact of existing Company businesses. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns to recover the cost of the goodwill and other intangible assets.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

January 31,	2006	2005
International	$11,883	$10,498
SAM’S CLUB	305	305

Total goodwill	$12,188	$10,803

The fiscal 2006 consolidation of The Seiyu, Ltd. and acquisition of Sonae Distribuição Brasil S.A. and the fiscal 2005 acquisition of Bompreço S.A. Supermercados do Nordeste resulted in increases to goodwill. In addition, changes in the International segment’s goodwill result from foreign currency exchange rate fluctuations.

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term. If significant expenditures are made for leasehold improvements late in the expected term of a lease, judgment is applied to determine if the leasehold improvements have a useful life that extends beyond the original expected lease term or if the leasehold improvements have a useful life that is bound by the end of the original expected lease term.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company’s capital lease tests and in determining straight-line rent expense for operating leases.

Foreign Currency Translation

The assets and liabilities of all foreign subsidiaries are translated using exchange rates at the balance sheet date. The income statements of foreign subsidiaries are translated using average exchange rates. Related translation adjustments are recorded as a component of accumulated other comprehensive income.

Revenue Recognition

The Company recognizes sales revenue net of estimated sales returns at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes revenue from layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. Customer purchases of Wal-Mart and SAM’S CLUB shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card.

SAM’S CLUB Membership Fee Revenue Recognition

The Company recognizes SAM’S CLUB membership fee revenues both in the United States and internationally over the term of the membership, which is 12 months. The following table details unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2006, 2005 and 2004 (in millions):

Fiscal Year Ended January 31,	2006	2005	2004
Deferred membership fee revenue, beginning of year	$458	$449	$437
Membership fees received	940	890	840
Membership fee revenue recognized	(908)	(881)	(828)

Deferred membership fee revenue, end of year	$490	$458	$449

SAM’S CLUB membership revenue is included in other income, net in the revenues section of the Consolidated Statements of Income.

The Company’s deferred membership fee revenue is included in accrued liabilities in the Consolidated Balance Sheets. The Company’s analysis of historical membership fee refunds indicates that such refunds have been nominal. Accordingly, no reserve existed for membership fee refunds at January 31, 2006 and 2005.

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

Notes to Consolidated Financial Statements

WAL-MART

Advertising Costs

Advertising costs are expensed as incurred and were $1.6 billion, $1.4 billion and $966 million in fiscal 2006, 2005 and 2004, respectively. Advertising costs consist primarily of print and television advertisements.

Pre-Opening Costs

The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

Share-Based Compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model which was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions, including the expected stock price volatility. Measured compensation cost is recognized ratably over the vesting period of the related share-based compensation award.

Share-based compensation awards that may be settled in cash are accounted for as liabilities and marked to market each period.

Insurance/Self-lnsurance

The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability and the Company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, frequency and severity factors and other actuarial assumptions.

Depreciation and Amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases for fiscal years 2006, 2005 and 2004 was $4.7 billion, $4.3 billion and $3.9 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5–50 years
Fixtures and equipment	3–12 years
Transportation equipment	3–15 years

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

In determining the quarterly provision for income taxes, the Company uses an annual effective tax rate based on expected annual income and statutory tax rates. The effective tax rate also reflects the Company’s assessment of the ultimate outcome of tax audits. Significant discrete items are separately recognized in the income tax provision in the quarter in which they occur.

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

Net Income Per Common Share

Basic net income per common share is based on the weighted-average outstanding common shares. Diluted net income per common share is based on the weighted-average outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants. The dilutive effect of stock options and restricted stock was 5 million, 7 million and 10 million shares in fiscal 2006, 2005 and 2004, respectively. The Company had approximately 57 million, 59 million and 50 million option shares outstanding at January 31, 2006, 2005 and 2004, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive as the underlying option price exceeded the average market price of the stock for the period.

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

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollars in millions):

Fiscal Year	2006	2005	2004
Maximum amount outstanding at any month-end	$9,054	$7,782	$4,957
Average daily short-term borrowings	5,719	4,823	1,498
Weighted-average interest rate	3.4%	1.6%	1.1%

At January 31, 2006 and 2005, short-term borrowings consisted of $3.8 billion of commercial paper. At January 31, 2006, the Company had committed lines of credit of $5.0 billion with 57 firms and banks, which were used to support commercial paper, and committed and informal lines of credit with various banks totaling an additional $693 million.

Long-term debt at January 31, consists of (in millions)

Interest Rate	Due by Fiscal Year	2006	2005
2.130 – 6.875%	Notes due 2010	$4,527	$4,500
5.250%	Notes due 2036	4,279	1,883
1.100 – 13.250%, LIBOR less 0.140%	Notes due 2007	3,415	3,164
2.875 – 8.380%, LIBOR less 0.1025%	Notes due 2008	3,311	1,500
0.1838 – 0.880%	Notes due 2011(1)	3,308	500
0.750 – 7.250%	Notes due 2014	2,885	2,883
3.000 – 3.375%	Notes due 2009	2,800	1,000
1.200 – 4.125%	Notes due 2012	2,015	2,000
5.750 – 7.550%	Notes due 2031	1,890	1,941
3.150 – 6.630%	Notes due 2016	767	—
2.950 – 5.006%	Notes due 2019(1)	516	500
5.300 – 6.750%	Notes due 2024	266	250
2.100 – 2.875%	Notes due 2015	53	—
2.000 – 2.500%	Notes due 2017	41	—
3.750 – 5.000%	Notes due 2018	31	—
5.170%	Notes due 2021	25	—
1.000 – 2.300%	Notes due 2013	23	—
4.150 – 5.875%, LIBOR less 0.0425%	Notes due 2006	—	2,597
	Other(2)	872	1,128

Total		$31,024	$23,846

(1)	Includes put option on $500 million.

(2)	Includes adjustments to debt hedged by derivatives.

The Company has two separate issuances of $500 million debt with embedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may require the Company to repurchase the debt at par plus accrued interest at any time. Both of these issuances have been classified as a current liability in the Consolidated Balance Sheets.

Under the Company’s most significant borrowing arrangements, the Company is not required to observe financial covenants. However, under certain lines of credit totaling $5.0 billion, which were undrawn as of January 31, 2006, the Company has agreed to observe certain covenants, the most restrictive of which relates to minimum net worth levels and amounts of additional secured debt and long-term leases. In addition, one of our subsidiaries has restrictive financial covenants on $2.0 billion of long-term debt that requires it to maintain certain equity, sales, and profit levels. The Company was in compliance with these covenants at January 31, 2006.

Long-term debt is unsecured except for $1.1 billion, which is collateralized by property with an aggregate carrying value of approximately $1.4 billion. Annual maturities of long-term debt during the next five years and thereafter are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2007	$4,595
2008	3,320
2009	2,858
2010	4,639
2011	2,877
Thereafter	12,735

Total	$31,024

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

Fiscal Year Ended January 31,	Minimum Payments
2007	$9
2008	10
2009	10
2010	10
2011	10
Thereafter	211

Total	$260

Notes to Consolidated Financial Statements

WAL-MART

The Company had trade letters of credit outstanding totaling $2.6 billion at January 31, 2006 and 2005. At January 31, 2006 and 2005, the Company had standby letters of credit outstanding totaling $2.3 billion and $2.0 billion, respectively. These letters of credit were issued primarily for the purchase of inventory and insurance.

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

Net investment Instruments

At January 31, 2006, the Company is party to cross-currency interest rate swaps that hedge its net investments in the United Kingdom and Japan. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. The Company also has outstanding approximately £2.0 billion of debt that is designated as a hedge of the Company’s net investment in the United Kingdom and ¥87.1 billion of debt that is designated as a hedge of the Company’s net investment in Japan. All changes in the fair value of these instruments are recorded in other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in other comprehensive income.

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

Fair Value of Financial Instruments

Instrument	Notional Amount		Fair Value
Fiscal Year Ended January 31, (in millions)	2006	2005	2006	2005
Derivative financial instruments designated for hedging:
Receive fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	$6,945	$8,042	$133	$477
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2006 and 1/31/2005)	1,250	1,250	(107)	(14)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a cash flow hedge (Cross-currency notional amount: CAD 503 at 1/31/2006 and 1/31/2005)	325	325	(120)	(87)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swap designated as a net investment hedge (Cross-currency notional amount: ¥52,056 at 1/31/2006 and 1/31/2005)	432	432	(17)	(68)
Receive floating rate, pay fixed-rate interest rate swap designated as a cash flow hedge	—	1,500	—	(5)

Total	$8,952	$11,549	$(111)	$303

Non-derivative financial instruments:
Long-term debt	$31,024	$23,846	$31,580	$25,016

Notes to Consolidated Financial Statements

WAL-MART

Hedging instruments with an unrealized gain are recorded on the Consolidated Balance Sheets in other current assets or other assets and deferred charges, based on maturity date. Those instruments with an unrealized loss are recorded in accrued liabilities or deferred income taxes and other, based on maturity date.

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Fair value instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

4 Accumulated Other Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. Amounts included in accumulated other comprehensive income for the Company’s derivative instruments and minimum pension liability are recorded net of the related income tax effects. The following table gives further detail regarding changes in the composition of accumulated other comprehensive income during fiscal 2006, 2005 and 2004 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension liability	Total
Balance at January 31, 2003	$(1,125)	$822	$(206)	$(509)
Foreign currency translation adjustment	1,685			1,685
Change in fair value of hedge instruments		(444)		(444)
Reclassification to earnings		103		103
Subsidiary minimum pension liability			16	16

Balance at January 31, 2004	560	481	(190)	851
Foreign currency translation adjustment	2,130			2,130
Change in fair value of hedge instruments		(235)		(235)
Reclassification to earnings		41		41
Subsidiary minimum pension liability			(93)	(93)

Balance at January 31, 2005	$2,690	$287	$(283)	$2,694
Foreign currency translation adjustment	(1,920)			(1,920)
Change in fair value of hedge instruments		157		157
Reclassification to earnings		71		71
Subsidiary minimum pension liability			51	51

Balance at January 31, 2006	$770	$515	$(232)	$1,053

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal Year Ended January 31,	2006	2005	2004
Current:
Federal	$4,646	$4,116	$4,039
State and local	449	640	333
International	837	570	569

Total current tax provision	5,932	5,326	4,941

Deferred:
Federal	(62)	311	31
State and local	56	(71)	2
International	(123)	23	144

Total deferred tax provision	(129)	263	177

Total provision for income taxes	$5,803	$5,589	$5,118

Income from continuing operations before income takes and minority interest by jurisdiction is as follows (in millions):

Fiscal Year Ended January 31,	2006	2005	2004
United States	$14,447	$13,599	$12,075
Outside the United States	$2,911	2,506	2,118

Total income from continuing operations before income taxes and minority interest	$17,358	$16,105	$14,193

Notes to Consolidated Financial Statements

WAL-MART

Items that give rise to significant portions of the deferred tax accounts are as follows (in millions):

January 31,	2006	2005
Deferred tax liabilities
Property and equipment	$2,355	$2,210
International, principally asset basis differences	1,141	1,054
Inventory	336	187
Other	265	230

Total deferred tax liabilities	$4,097	$3,681

Deferred tax assets
International loss carryforwards and asset basis differences	$2,082	$1,460
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	1,668	1,361
Stock-based compensation expense	248	258
Other	353	263

Total deferred tax assets	4,351	3,342
Valuation allowance	(1,054)	(526)

Total deferred tax assets, net of valuation allowance	$3,297	$2,816

Net deferred tax liabilities	$800	$865

The change in the Company’s net deferred tax liability is impacted by foreign currency translation.

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

Fiscal Year Ended January 31,	2006	2005	2004
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.86%	2.30%	1.53%
Income taxes outside the United States	(1.75%)	(1.81%)	(0.20%)
Other	(1.68%)	(0.79%)	(0.27%)

Effective income tax rate	33.43%	34.70%	36.06%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $6.8 billion at January 31, 2006 and $5.3 billion at January 31, 2005, as such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

The Company had foreign net operating loss carryforwards of $4.7 billion at January 31, 2006. Of this amount, $1.3 billion related to the December 2005 consolidation of The Seiyu, Ltd. The recording of the related deferred tax asset of $525 million resulted in a corresponding increase in the valuation allowance. Any tax benefit ultimately realized from the Japan net operating loss carryforward will adjust goodwill. Net operating loss carryforwards of $1.4 billion expire in various years through 2011.

6 Acquisitions And Disposal

Acquisitions

During December 2005, the Company purchased an additional interest in The Seiyu, Ltd. (“Seiyu”), for approximately $570 million, bringing the Company’s total investment in Seiyu, including adjustments arising from the equity method of accounting, to $1.2 billion. Seiyu is a retailer in Japan, which operates 398 stores selling apparel, general merchandise, food and certain services. Following this additional purchase, the Company owns approximately 53.3% of Seiyu. Beginning on the date of the controlling interest purchase, the Company began consolidating Seiyu as a majority-owned subsidiary using a December 31 fiscal year-end. Seiyu’s results of operations were not material to the Company. As a result of the consolidation of Seiyu, total assets and liabilities of $6.8 billion and $5.6 billion, respectively, were recorded in our financial statements. Goodwill recorded in the consolidation amounted to approximately $1.6 billion. The amount of assets and liabilities recorded in the consolidation of Seiyu are preliminary estimates made by management and will be finalized upon completion of the valuation of tangible and intangible assets and liabilities.

The minority interest in Seiyu is represented, in part, by shares of Seiyu’s preferred stock which are convertible into shares of Seiyu common stock. If the minority holder of Seiyu’s preferred stock proposes to sell or convert its shares of preferred stock, the Company has the right to purchase those shares at a predetermined price.

Through a warrant exercisable through December 2007, the Company can contribute approximately ¥154.6 billion, or $1.3 billion at a January 31, 2006, exchange rate of 117.75 yen per dollar, for approximately 538 million additional common shares of Seiyu stock. If the warrant is exercised, we would own approximately 71% of the stock of Seiyu by the end of December 2007. These calculations assume no conversion of Seiyu’s preferred stock into common shares and no other issuances of Seiyu common shares.

In December 2005, the Company completed the purchase of Sonae Distribuição Brasil S.A. (“Sonae”), a retail operation in Southern Brazil consisting of 139 hypermarkets, supermarkets and warehouse units. The purchase price was approximately $720 million. Assets recorded in the acquisition of Sonae were $1.3 billion and liabilities assumed were $566 million. As a result of the Sonae acquisition, we recorded goodwill of $305 million and other identifiable intangible assets of $89 million. Sonae’s results of operations, which were not material to the Company, are included in our consolidated financial statements following the date of acquisition using a December 31 fiscal year-end. The amount of assets and liabilities recorded in the purchase of Sonae are preliminary estimates made by management and will be finalized upon completion of the valuation of tangible and intangible assets and liabilities.

In September 2005, the Company acquired a 33.3% interest in Central American Retail Holding Company (“CARHCO”), a retailer with more than 360 supermarkets and other stores in Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua. The purchase price was approximately $318 million, including transaction costs. In fiscal 2006, the Company accounted for its investment in CARHCO under the equity method. Concurrent with the purchase of the investment in CARHCO, the Company entered into an agreement to purchase an additional 17.7% of CARHCO in the first quarter of fiscal 2007 and an option agreement that will allow the Company to purchase up to an additional 24% beginning in September 2010. To the extent that the Company does not exercise its option to purchase the additional 24% of CARHCO, the minority shareholders will have certain put rights that could require the Company to purchase the additional 24% after September 2012. In February 2006, the Company purchased the additional 17.7% of CARHCO for a purchase price of approximately $212 million.

In February 2004, the Company completed its purchase of Bompreço S. A. Supermercados do Nordeste (“Bompreço”), a supermarket chain in northern Brazil with 118 hypermarkets, supermarkets and mini-markets. The purchase price was approximately $315 million, net of cash acquired. The results of operations for Bompreço, which were not material to the Company, have been included in the Company’s consolidated financial statements since the date of acquisition.

Disposal

On May 23, 2003, the Company completed the sale of McLane Company, Inc. (“McLane”). The Company received $1.5 billion in cash for the sale. The accompanying consolidated financial statements and notes reflect the gain on the sale and the operations of McLane as a discontinued operation.

Following is summarized financial information for McLane (in millions):

Fiscal Year Ended January 31,	2004
Net sales	$4,328

Income from discontinued operation	$67
Income tax expense	25

Net operating income from discontinued operation	42
Gain on sale of McLane, net of $147 income tax expense	151

Income from discontinued operation, net of tax	$193

The effective tax rate on the gain from the sale of McLane was 49% as a result of the non-deductibility of $99 million of goodwill recorded in the original McLane acquisition.

7 Share-Based Compensation Plans

As of January 31, 2006, the Company has awarded share-based compensation to executives and other associates of the Company through various share-based compensation plans. The compensation cost recognized for all plans was $244 million, $204 million, and $183 million for fiscal 2006, 2005, and 2004, respectively. The total income tax benefit recognized for all share-based compensation plans was $82 million, $71 million, and $66 million for fiscal 2006, 2005, and 2004, respectively.

On February 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), restating results for prior periods. In December 2004, the Financial Accounting Standards Board issued a revision of SFAS 123 (“SFAS 123(R)”). The Company adopted the provisions of SFAS 123(R) upon its release. The adoption of SFAS 123(R) did not have a material impact on our results of operations, financial position or cash flows. All share-based compensation is accounted for in accordance with the fair-value based method of SFAS 123(R).

The Company’s Stock Incentive Plan of 2005 (the “Plan”), which is shareholder-approved, permits the grant of stock options, restricted (non-vested) stock and performance share compensation awards to its associates for up to 210 million shares of common stock. The Company believes that such awards better align the interests of its associates with those of its shareholders.

Under the Plan and prior plans, stock option awards have been granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Generally, outstanding options granted before fiscal 2001 vest over seven years. Options granted after fiscal 2001 generally vest over five years. Shares issued upon the exercise of options are newly issued. Options granted generally have a contractual term of 10 years. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the Company uses historical volatilities and risk free interest rates that correlate with the expected term of the option. To determine the expected life of the option, the Company bases its estimates on historical grants with similar vesting periods. The following tables represents a weighted-average of the assumptions used by the company to estimate the fair values of the Company’s stock options at the grant dates:

Fiscal Year Ended January 31,	2006	2005	2004
Dividend yield	1.9%	1.1%	0.9%
Volatility	24.9%	26.2%	32.3%
Risk-free interest rate	4.2%	3.5%	2.8%
Expected life in years	6.1	5.3	4.5

Notes to Consolidated Financial Statements

WAL-MART

A summary of the stock option award activity for fiscal 2006 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 31, 2005	68,115,000	$46.79
Granted	4,281,000	50.74
Exercised	(4,208,000)	23.26
Forfeited or expired	(8,645,000)	51.92

Outstanding at January 31, 2006	59,543,000	$48.02	6.5	$163,326,000

Exercisable at January 31, 2006	32,904,000	$45.20	5.3	$162,240,000

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2006, 2005 and 2004, was $12.29, $11.92 and $14.89, respectively. The total intrinsic value of options exercised during the years ended January 31, 2006, 2005 and 2004, was $108.3 million, $221.6 million and $231.0 million, respectively.

Under the Plan, the Company grants various types of awards of restricted (non-vested) stock to certain associates. These grants include awards for shares that vest based on the passage of time, performance criteria, or both. Vesting periods vary. The restricted stock awards may be settled in stock, or deferred as stock or cash, based upon the associate’s election. Consequently, these awards are classified as liabilities in the accompanying balance sheets unless the associate has elected for the award to be settled or deferred in stock. The fair value of the restricted stock liabilities is remeasured each reporting period. The total liability for restricted stock awards at January 31, 2006, was $61.1 million.

A summary of the Company’s restricted (non-vested) stock award activity for fiscal 2006 is presented below:

Non-Vested Stock Awards	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock Awards at January 31, 2005	3,423,000	$46.63
Granted	2,955,000	$44.81
Vested	(383,000)	$44.78
Forfeited	(551,000)	$45.02

Restricted Stock Awards at January 31, 2006	5,444,000	$46.08

As of January 31, 2006, there was $157.9 million of total unrecognized compensation cost related to restricted stock granted under the Plan, which is expected to be recognized over a weighted-average period of 5.9 years. The total fair value of shares vested during the fiscal years ended January 31, 2006, 2005, and 2004, was $19.9 million, $33.9 million and $8.0 million, respectively.

During fiscal 2005, the Company began issuing performance share awards under the Plan, the vesting of which is tied to the achievement of performance criteria. These awards accrue to the associate based on the extent to which revenue growth and return on investment goals are attained or exceeded over a one- to three-year period. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares may be settled in stock or cash, the performance shares are accounted for as liabilities in the accompanying balance sheets. Outstanding performance shares, the related liability and unrecognized compensation cost as of January 31, 2006 and 2005, were not significant.

The Company’s United Kingdom subsidiary, ASDA, also offers two other stock option plans to its associates. The first plan, The ASDA Colleague Share Ownership Plan 1999 (“CSOP”), grants options to certain associates. Options granted under the CSOP Plan generally expire six years from the date of grant, with half vesting on the third anniversary of the grant and the other half on the sixth anniversary of the date of grant. Shares in the money at the vesting date are exercised while shares out of the money at the vesting date expire. The second plan, The ASDA Sharesave Plan 2000 (“Sharesave”), grants options to certain associates at 80% of market value on the date of grant. Sharesave options become exercisable after either a three-year or five-year period and generally lapse six months after becoming exercisable. Outstanding options under these plans as well as the related aggregate intrinsic value as of January 31, 2006, were not significant.

8 Litigation

The Company is involved in a number of legal proceedings. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” the Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company’s consolidated financial statements. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company’s shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in liability material to the Company’s financial condition or results of operations.

The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs have brought claims under the Fair Labor Standards Act (“FLSA”), corresponding state statutes, or other laws. The plaintiffs in these lawsuits are current and former hourly associates who allege, among other things, that the Company forced them to work “off the clock,” or failed to provide work breaks, or otherwise claim they were not paid for work performed. The complaints generally seek unspecified monetary damages, injunctive relief, or both. Class certification has yet to be addressed in a majority of the cases. Class certification has been denied or overturned in cases pending in Arizona, Arkansas, Florida, Georgia, Indiana, Louisiana, Maryland, Michigan, Nevada, New Jersey, North Carolina, Ohio, Texas, West Virginia and Wisconsin. Some or all of the requested classes have been certified in cases pending in California, Colorado, Massachusetts, Minnesota, Missouri, New Mexico, Oregon, Pennsylvania and Washington. Conditional certifications for notice purposes under the FLSA have been allowed in cases in Georgia, Michigan and Texas. The Company cannot estimate the possible loss or range of loss which may arise from these lawsuits.

The Company is a defendant in Savaglio v. Wal-Mart Stores, Inc., a class-action lawsuit in which the plaintiffs allege that they were not provided meal and rest breaks in accordance with California law, and seek monetary damages and injunctive relief. A jury trial on the plaintiffs’ claims for monetary damages concluded on December 22, 2005. The jury returned a verdict of $57,216,673 in statutory penalties and $115 million in punitive damages. The Company believes that it has substantial defenses to the claims at issue, and intends to challenge the verdict in post-trial motions and, if necessary, on appeal. Meanwhile, the plaintiffs’ claims for injunctive relief have been tentatively set for trial in June 2006.

A putative class action is pending in California challenging the methodology of payments made under various Associate incentive bonus plans, and a second putative class action in California asserts that the Company has omitted to include bonus payments in calculating associates’ regular rate of pay for purposes of determining overtime. As to the first case (Cruz v. Wal-Mart Stores, Inc.), the Company cannot estimate the possible loss or range of loss which may arise. The parties have entered into an agreement to settle the second case (Fries v. Wal-Mart Stores, Inc.), which must be approved by the court in order to become effective. If approved by the court, the settlement will include all class members who do not opt out of the settlement class. The amount to be paid by Wal-Mart under the settlement will not have a material impact on the Company’s financial condition or results of operations.

The Company is currently a defendant in five putative class actions brought on behalf of assistant store managers who challenge their exempt status under state and federal laws, which are pending in California, Michigan, New Mexico and Tennessee. Conditional certification for notice purposes under the FLSA has been granted in one of these cases (Comer v. Wal-Mart Stores, Inc.). Otherwise, no determination has been made as to class certification in any of these cases. The Company cannot estimate the possible loss or range of loss which may arise from these lawsuits.

The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a class-action lawsuit commenced in June 2001 and pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company’s retail stores and warehouse clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys’ fees. Following a hearing on class certification on September 24, 2003, on June 21, 2004, the District Court issued an order granting in part and denying in part the plaintiffs’ motion for class certification. The class, which was certified by the District Court for purposes of liability, injunctive and declaratory relief, punitive damages, and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs. The class as certified currently includes approximately 1.6 million present and former female associates.

The Company believes that the District Court’s ruling is incorrect. The United States Court of Appeals for the Ninth Circuit has granted the Company’s petition for discretionary review of the ruling. The Court of Appeals heard oral argument from counsel in the case on August 8, 2005. There is no indication at this time as to when a decision will be rendered. If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company. However, because of the uncertainty of the outcome of the appeal from the District Court’s certification decision, because of the uncertainty of the balance of the proceedings contemplated by the District Court, and because the Company’s liability, if any, arising from the litigation, including the size of any damages award if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss which may arise from the litigation.

The Company is a defendant in Mauldin v. Wal-Mart Stores, Inc., a class-action lawsuit that was filed on October 16, 2001, in the United States District Court for the Northern District of Georgia, Atlanta Division. The class was certified on August 23, 2002. On September 30, 2003, the court denied the Company’s motion to reconsider that ruling. The class is composed of female Wal-Mart associates who were participants in the Associates Health and Welfare Plan at any time from March 8, 2001, to the present and who were using prescription contraceptives. The class seeks amendment of the Plan to include coverage for prescription contraceptives, back pay for all members in the form of reimbursement of the cost of prescription contraceptives, pre-judgment interest, and attorneys’

Notes to Consolidated Financial Statements

WAL-MART

fees. The complaint alleges that the Company’s Health Plan violates Title VII’s prohibition against gender discrimination in that the Health Plan’s Reproductive Systems provision does not provide coverage for prescription contraceptives. The Company cannot estimate the possible loss or range of loss which may arise from this litigation.

The Company is a defendant in a lawsuit that was filed on August 24, 2001, in the United States District Court for the Eastern District of Kentucky. EEOC (Janice Smith) v. Wal-Mart Stores, Inc. is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, distribution center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification. The Company cannot estimate the possible loss or range of loss which may arise from this litigation.

On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney’s Office for the Central District of California, seeking documents and information relating to the Company’s receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney’s Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act (“RCRA”), the Clean Water Act, and the Hazardous Materials Transportation Statute. This U.S. Attorney’s Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company’s stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as “hazardous waste” directly to a certified disposal facility using a certified hazardous waste carrier. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations.

Additionally, the U.S. Attorney’s Office in the Northern District of California has initiated its own investigation regarding the Company’s handling of hazardous materials and hazardous waste and the Company has received administrative document requests from the California Department of Toxic Substances Control requesting documents and information with respect to two of the Company’s distribution facilities. Further, the Company also received a subpoena from the Los Angeles County District Attorney’s Office for documents and administrative interrogatories requesting information, among other things, regarding the Company’s handling of materials and hazardous waste. California state and local government authorities and the State of Nevada have also initiated investigations into these matters. The Company is cooperating fully with the respective authorities.

The Company cannot estimate the possible loss or range of loss which may arise from this matter.

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.3 billion, $1.2 billion and $1.1 billion in 2006, 2005 and 2004, respectively. Aggregate minimum annual rentals at January 31, 2006, under non-cancelable leases are as follows (in millions):

Fiscal Year	Operating Leases	Capital Leases
2007	$797	$592
2008	751	588
2009	710	550
2010	634	526
2011	586	514
Thereafter	6,205	3,610

Total minimum rentals	$9,683	6,380

Less estimated executory costs		39

Net minimum lease payments		6,341
Less imputed interest at rates ranging from 3.0% to 29.0%		2,300

Present value of minimum lease payments		$4,041

The Company has entered into sale/leaseback transactions involving buildings and the underlying land that were accounted for as capital and operating leases. Included in the annual maturities schedule above are $429 million of capital leases and $140 million of operating leases.

Certain of the Company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals amounted to $27 million, $32 million and $38 million in 2006, 2005 and 2004, respectively. Substantially all of the Company’s store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2006, the aggregate termination payment was $89 million. These two arrangements expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated.

These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $233 million upon termination of some or all of these agreements.

Notes to Consolidated Financial Statements

WAL-MART

There are no recourse provisions which would enable us to recover from third parties any amounts paid under the above guarantees. No liability for these guarantees has been recorded in our financial statements.

The Company has entered into lease commitments for land and buildings for 60 future locations. These lease commitments with real estate developers provide for minimum rentals ranging from 5 to 35 years, which if consummated based on current cost estimates, will approximate $95 million annually over the lease terms.

10 Retirement-related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Retirement Savings Plan under which most full-time and many part-time associates become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, with an additional contribution made by the Company to the associates’ 401(k) component of the plan. In addition to the Company contributions to the 401(k) Retirement Savings component of the plan, associates may elect to contribute a percentage of their earnings. During fiscal 2006, participants could contribute up to 25% of their pretax earnings, but not more than statutory limits.

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

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Retirement Savings Plans are made at the sole discretion of the Company, and were $827 million, $756 million and $662 million for fiscal 2006, 2005 and 2004, respectively.

Employees in foreign countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $244 million, $199 million and $123 million in fiscal 2006, 2005 and 2004, respectively.

The Company’s subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $332 million and $419 million at January 31, 2006 and 2005, respectively. The plan in Japan was underfunded by $228 million at January 31, 2006.

11 Segments

At January 31, 2006, the Company and its subsidiaries were principally engaged in the operation of retail stores located in all 50 states, Argentina, Brazil, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, through joint ventures in China, and through majority-owned subsidiaries in Japan and Mexico. The Company identifies segments based on management responsibility within the United States and in total for international units.

The Wal-Mart Stores segment includes the Company’s supercenters, discount stores and Neighborhood Markets in the United States, as well as Walmart.com. The SAM’S CLUB segment includes the warehouse membership clubs in the United States as well as samsclub.com. At January 31, 2006, the International segment consisted of the Company’s operations in Argentina, Brazil, China, Germany, Mexico, South Korea, Japan and the United Kingdom, which are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end. The amounts under the caption “Other” in the following table include unallocated corporate overhead. The Company’s portion of the results of our unconsolidated minority interest in Seiyu prior to December 20, 2005, and our unconsolidated minority interest in CARHCO are also included under the caption “Other.”

Notes to Consolidated Financial Statements

WAL-MART

The Company measures the profit of its segments as “segment operating income,” which is defined as income from continuing operations before net interest expense, income taxes and minority interest. Information on segments and the reconciliation to income from continuing operations before income taxes and minority interest are as follows (in millions):

Fiscal Year Ended January 31, 2006	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$209,910	$39,798	$62,719	$—	$312,427
Intercompany real estate charge (income)	3,454	547	—	(4,001)	—
Depreciation and amortization	1,922	296	1,043	1,456	4,717
Operating income (loss)	15,324	1,385	3,330	(1,509)	18,530
Interest expense, net					(1,172)

Income from continuing operations before income taxes and minority interest					$17,358
Total assets of continuing operations	$32,809	$5,686	$51,581	$48,111	$138,187

Fiscal Year Ended January 31, 2005	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$191,826	$37,119	$56,277	$—	$285,222
Intercompany real estate charge (income)	2,754	513	—	(3,267)	—
Depreciation and amortization	1,561	274	919	1,510	4,264
Operating income (loss)	14,163	1,280	2,988	(1,340)	17,091
Interest expense, net					(986)

Income from continuing operations before income taxes and minority interest					$16,105
Total assets of continuing operations	$29,489	$5,685	$40,981	$43,999	$120,154

Fiscal Year Ended January 31, 2004	Wal-Mart Stores	SAM’S CLUB	International	Other	Consolidated
Revenues from external customers	$174,220	$34,537	$47,572	$—	$256,329
Intercompany real estate charge (income)	2,468	484	—	(2,952)	—
Depreciation and amortization	1,482	249	810	1,311	3,852
Operating income (loss)	12,916	1,126	2,370	(1,387)	15,025
Interest expense, net					(832)

Income from continuing operations before income taxes and minority interest					$14,193
Total assets of continuing operations	$27,028	$4,751	$35,230	$38,396	$105,405

Certain information for fiscal years 2005 and 2004 has been reclassified to conform to current-year presentation.

In the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $55.5 billion and $48.4 billion as of January 31, 2006 and 2005, respectively. In the United States, additions to long-lived assets were $11.8 billion, $9.8 billion and $8.1 billion in fiscal 2006, 2005 and 2004, respectively. Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $23.8 billion and $19.7 billion in fiscal 2006 and 2005, respectively. Outside of the United States, additions to long-lived assets were $2.8 billion, $3.1 billion and $2.2 billion in fiscal 2006, 2005 and 2004, respectively. The International segment includes all real estate outside the United States. The operations of the Company’s ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2006, 2005 and 2004 were $26.8 billion, $26.0 billion and $21.7 billion, respectively. At January 31, 2006 and 2005, ASDA long-lived assets, consisting primarily of property and equipment, net, and goodwill, net, totaled $17.7 billion and $18.9 billion, respectively. The decline in ASDA’s long-lived assets from January 31, 2005 to January 31, 2006 was largely due to foreign currency translation.

12 Quarterly Financial Data (Unaudited)

	Quarters ended
(Amounts in millions except per share information)	April 30,	July 31,	October 31,	January 31,
Fiscal 2006
Net sales	$70,908	$76,811	$75,436	$89,273
Cost of sales	54,571	58,787	57,988	69,045

Gross profit	$16,337	$18,024	$17,448	$20,228
Net income	$2,461	$2,805	$2,374	$3,589
Basic and diluted net income per common share	$0.58	$0.67	$0.57	$0.86
Fiscal 2005
Net sales	$64,763	$69,722	$68,520	$82,216
Cost of sales	49,969	53,533	52,567	63,723

Gross profit	$14,794	$16,189	$15,953	$18,493
Net income	$2,166	$2,651	$2,286	$3,164
Basic and diluted net income per common share	$0.50	$0.62	$0.54	$0.75

The sum of quarterly financial data will not agree to annual amounts due to rounding.

13 Subsequent Events

On March 2, 2006, the Company’s Board of Directors approved an increase in the Company’s annual dividend to $0.67 per share. The annual dividend will be paid in four quarterly installments on April 3, 2006, June 5, 2006, September 5, 2006, and January 2, 2007 to holders of record on March 17, May 19, August 18 and December 15, 2006, respectively.

In February 2006, we entered into a £150 million revolving credit facility in the United Kingdom. Interest on borrowings under the credit facility accrues at LIBOR plus 25 basis points.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2006 expressed an unqualified opinion thereon.

/s/    Ernst & Young LLP

Rogers, Arkansas

March 27, 2006

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report to Our Shareholders under the caption “Report on Internal Control Over Financial Reporting,” that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report to Our Shareholders, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of The Seiyu, Ltd., and Sonae Distribuição Brasil S.A., both of which were acquired in fiscal 2006 and are included in the fiscal 2006 consolidated financial statements of Wal-Mart Stores, Inc. These entities represented, in the aggregate, 5.8% and 0.1% of total assets and total net sales, respectively, of the Company as of, and for the year ended, January 31, 2006. These acquisitions are more fully discussed in Note 6 to the consolidated financial statements for fiscal 2006. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting for these fiscal 2006 acquisitions.

In our opinion, management’s assessment that Wal-Mart Stores, Inc. maintained effective internal control over financial reporting as of January 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wal-Mart Stores, Inc., maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2006 and our report dated March 27, 2006 expressed an unqualified opinion thereon.

/s/    Ernst & Young LLP

Rogers, Arkansas

March 27, 2006

Management’s Report to Our Shareholders

WAL-MART

Management of Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) is responsible for the preparation, integrity and objectivity of Wal-Mart’s consolidated financial statements and other financial information contained in this Annual Report to Shareholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, management was required to make certain estimates and judgments, which are based upon currently available information and management’s view of current conditions and circumstances.

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

We have filed with the Securities and Exchange Commission (“SEC”) the required certifications related to our consolidated financial statements as of and for the year ended January 31, 2006. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2006. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2006. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Wal-Mart’s internal control over financial reporting was effective as of January 31, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of January 31, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report to Shareholders.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting excluded The Seiyu, Ltd. and Sonae Distribuição Brasil S.A., both of which were acquired in fiscal 2006. These entities represented, in the aggregate, 5.8% and 0.1% of consolidated total assets and consolidated net sales, respectively, of the Company as of and for the year ended January 31, 2006. These acquisitions are more fully discussed in Note 6 to our consolidated financial statements for fiscal 2006. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2006, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Report on Ethical Standards

Our Company was founded on the belief that open communications and the highest standards of ethics are necessary to be successful. Our long-standing “Open Door” communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Wal-Mart.

Wal-Mart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Wal-Mart’s business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Wal-Mart also has in place a Related-Party Transaction Policy. This policy applies to Wal-Mart’s senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Wal-Mart. We maintain an ethics office which oversees and administers an ethics hotline. The ethics hotline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

/s/ H. Lee Scott, Jr.
H. Lee Scott, Jr.
President and Chief Executive Officer

/s/ Thomas M. Schoewe
Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2006 End-of-Year Store Count

WAL-MART

State	Discount Stores	Supercenters	SAM’S CLUBs	Neighborhood Markets
Alabama	13	76	11	2
Alaska	7	0	3	0
Arizona	15	42	13	9
Arkansas	20	60	5	6
California	146	13	35	0
Colorado	13	44	15	0
Connecticut	28	4	3	0
Delaware	4	4	1	0
Florida	48	128	39	9
Georgia	15	101	21	0
Hawaii	8	0	2	0
Idaho	3	14	1	0
Illinois	79	51	28	0
Indiana	27	61	16	4
Iowa	18	37	7	0
Kansas	18	35	6	3
Kentucky	22	59	7	2
Louisiana	23	60	13	1
Maine	10	12	3	0
Maryland	33	8	12	0
Massachusetts	41	3	4	0
Michigan	37	40	25	0
Minnesota	31	21	13	0
Mississippi	12	53	6	1
Missouri	40	77	15	0
Montana	4	7	1	0
Nebraska	3	23	3	0
Nevada	8	15	5	6
New Hampshire	19	7	4	0
New Jersey	40	1	9	0
New Mexico	3	26	6	1
New York	48	35	18	0
North Carolina	34	78	19	0
North Dakota	7	1	2	0
Ohio	52	72	27	0
Oklahoma	29	53	8	15
Oregon	17	12	0	0
Pennsylvania	46	70	23	0
Rhode Island	7	1	1	0
South Carolina	14	49	9	0
South Dakota	1	10	2	0
Tennessee	16	81	16	6
Texas	62	253	70	30
Utah	2	26	7	5
Vermont	4	0	0	0
Virginia	20	61	13	0
Washington	21	19	3	0
W Virginia	6	26	4	0
Wisconsin	34	43	11	0
Wyoming	1	8	2	0

U.S. Totals	1,209	1,980	567	100

International/Worldwide

Country	Discount Stores		Supercenters		SAM’S CLUBs	Neighborhood Markets
Argentina	0		11		0	0
Brazil	255	*	23		15	2	*
Canada	272		0		6	0
China	0		51		3	2
Germany	0		88		0	0
Japan	2	‡	96	‡	0	300	‡
South Korea	0		16		0	0
Mexico	599	†	105		70	0
Puerto Rico	9		5		9	31	**
United Kingdom	294	§	21		0	0

International Totals	1,431		416		103	335

Grand Totals	2,640		2,396		670	435

*	Brazil includes 2 Todo Dias, 116 Bompreço and 139 Sonae.

‡	Japan includes 2 GM only, 96 general merchandise, apparel and food stores and 300 Supermarkets. Japan excludes 45 Wakana units, which are take-out restaurants generally less than 1,000 square feet in size.

†	Mexico includes 187 Bodegas, 16 Mi Bodegas, 1 Mi Bodega Express, 1 Mercamas, 53 Suburbias, 55 Superamas, 286 Vips and does not include Vips franchises.

**	Puerto Rico includes 31 Amigos.

§	United Kingdom includes 236 ASDA Stores, 10 George Stores, 5 ASDA Living and 43 ASDA Small Town.

Senior Officers and Board of Directors

WAL-MART

Senior officers

Eduardo Castro-Wright

Executive Vice President, President and Chief Executive Officer, Wal-Mart Stores Division U.S.

M. Susan Chambers

Executive Vice President, Risk Management, Insurance and Benefits Administration

Patricia A. Curran

Executive Vice President, Store Operations, Wal-Mart Stores Division U.S.

Douglas J. Degn

Executive Vice President, Food, Consumables, and Hardlines, Wal-Mart Stores Division U.S.

Linda M. Dillman

Executive Vice President and Chief Information Officer

Michael T. Duke

Vice Chairman, Responsible for Wal-Mart International

Joseph J. Fitzsimmons

Senior Vice President, Treasurer

John E. Fleming

Executive Vice President, Chief Marketing Officer, Wal-Mart Stores Division U.S.

Rollin L. Ford

Executive Vice President, Logistics and Supply Chain

David D. Glass

Chairman of the Executive Committee of the Board of Directors

Mark D. Goodman

Executive Vice President, Marketing and Membership, SAM’S CLUB

Craig R. Herkert

Executive Vice President, President and Chief Executive Officer, The Americas, Wal-Mart International

Charles M. Holley, Jr.

Senior Vice President, Finance

Thomas D. Hyde

Executive Vice President and Corporate Secretary

Lawrence V. Jackson

Executive Vice President, People Division

Gregory L. Johnston

Executive Vice President, Club Operations, SAM’S CLUB

C. Douglas McMillon

Executive	Vice President, President and Chief Executive Officer, SAM’S CLUB

John B. Menzer

Vice Chairman, Responsible for U.S.

Thomas M. Schoewe

Executive Vice President and Chief Financial Officer

H. Lee Scott, Jr.

President and Chief Executive Officer

Gregory E. Spragg

Executive Vice President, Merchandising and Replenishment, SAM’S CLUB

S. Robson Walton

Chairman of the Board of Directors

Claire A. Watts

Executive Vice President, Product Development, Apparel and Home Merchandising, Wal-Mart Stores Division U.S.

Eric S. Zorn

Executive Vice President, Wal-Mart Realty

Board of directors

James W. Breyer

Mr. Breyer is the Managing Partner of Accel Partners, a venture capital firm.

M. Michele Burns

Ms. Burns is the Executive Vice President and Chief Financial Officer of Marsh McLennan Companies, a risk management company.

Douglas N. Daft

Mr. Daft is the retired Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company.

David D. Glass

Mr. Glass is Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc.

Roland A. Hernandez

Mr. Hernandez is the retired Chairman of the Board of Directors and Chief Executive Officer of Telemundo Group, Inc., a Spanish- language television station company.

John D. Opie

Mr. Opie is the retired Vice Chairman of the Board of Directors and Executive Officer of the General Electric Co., a diversified technology, services, and products company.

J. Paul Reason

Mr. Reason is the Vice Chairman of Metro Machine Corporation, an employee-owned ship repair company.

H. Lee Scott, Jr.

Mr. Scott is the President and Chief Executive Officer of Wal-Mart Stores, Inc.

Jack C. Shewmaker

Mr. Shewmaker is the President of J-COM, Inc., a consulting company, a retired Wal-Mart executive and a rancher.

José H. Villarreal

Mr. Villarreal is a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P

Jim C. Walton

Mr. Walton is the Chairman of the Board of Directors and Chief Executive Officer of Arvest Bank Group, Inc., a group of banks operating in 91 communities in the states of Arkansas, Oklahoma and Missouri.

S. Robson Walton

Mr. Walton is Chairman of the Board of Directors of Wal-Mart Stores, Inc.

Christopher J. Williams

Mr. Williams is the Chairman of the Board of Directors and Chief Executive Officer of The Williams Capital Group, L.P., an investment bank.

Linda S. Wolf

Ms. Wolf is the retired Chairman of the Board of Directors and Chief Executive Officer of Leo Burnett Worldwide, Inc., advertising agency and division of Publicis Groupe S.A.

Corporate and Stock Information

WAL-MART

Corporate information

Registrar and Transfer Agent:

Computershare Trust Company, N.A.

P.O. Box 43069

Providence, Rhode Island 02940-3069

1-800-438-6278

TDD for hearing-impaired inside the U.S. 1-800-952-9245

Internet: http//www.computershare.com/equiserve

Dividend reinvestment and direct stock purchase available

Listings – Stock Symbol: WMT

New York Stock Exchange

Pacific Stock Exchange

Annual meeting:

Our Annual Meeting of Shareholders will be held on Friday, June 2, 2006, in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with shareholders:

Wal-Mart Stores, Inc. periodically communicates with its shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications refer to our website www.walmartstores.com/investors.

Independent registered public accounting firm:

Ernst & Young LLP

5414 Pinnacle Point Dr., Suite 102

Rogers, AR 72758

Corporate address:

Wal-Mart Stores, Inc.

702 S.W. 8th Street

Bentonville, Arkansas 72716

Telephone: 479-273-4000

Retail Internet Sites:

http://www.walmart.com

http://www.samsclub.com

Corporate Internet Sites:

http://www.walmartstores.com

http://www.walmartfacts.com

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling 479-273-8446. These reports are also available via the corporate website.

Annual Report on Form 10-K

Quarterly Reports on Form 10-Q

Current Sales and Earnings Releases

Current Reports on Form 8-K

Copy of Proxy Statement

Supplier Standards Report

Sustainability in action

Market price of common stock

Fiscal year ended January 31,

	2005		2006
	High	Low	High	Low
1st Quarter	$61.05	$54.69	$53.51	$46.81
2nd Quarter	$57.68	$51.76	$50.51	$47.00
3rd Quarter	$54.97	$51.33	$49.80	$42.49
4th Quarter	$57.70	$52.02	$50.57	$44.95

Fiscal year ended January 31,

	2007
	High	Low
1st Quarter*	$47.76	$44.74

*	Through March 20, 2006.

Certifications

The Company’s Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the Securities and Exchange Commission (the “SEC”) regarding the quality of the Company’s public disclosure for each of the periods ended during the Company’s fiscal year ended January 31, 2006 and the effectiveness of internal control over financial reporting as of January 31, 2006 and 2005. Further the Company’s Chief Executive Officer has certified to the New York Stock Exchange (“NYSE”) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards, and he has certified to the Pacific Stock Exchange that he is not aware of any violation by the Company of the Pacific Stock Exchange Corporate Governance Rules, as required by Rule 5.3(m) of the Corporate Governance Rules.

Shareholders

As of March 20, 2006, there were 312,663 holders of record of Wal-Mart’s Common Stock.

Dividends paid per share

Fiscal year ended January 31, 2005

April 5, 2004	$0.130
June 7, 2004	$0.130
September 7, 2004	$0.130
January 3, 2005	$0.130

Dividends paid per share

Fiscal year ended January 31, 2006

April 4, 2005	$0.150
June 6, 2005	$0.150
September 6, 2005	$0.150
January 3, 2006	$0.150

Dividends payable per share

Fiscal year ended January 31, 2007

April 3, 2006	$0.1675
June 5, 2006	$0.1675
September 5, 2006	$0.1675
January 2, 2007	$0.1675

All of the paper used for Wal-Mart’s Annual Report came from well-managed forests certified to the international standards of the Forest Stewardship Council (FSC). The financial section paper also contains 10% post-consumer recycled fiber.