Form 10-K, Exhibit 13
period 2008-01-31
WAL MART STORES INC
filed 2008-03-31
CIK 104169

EXHIBIT 13

Eleven-Year Financial Summary

Wal-Mart Stores, Inc.

(Dollar amounts in millions except per share data)

Fiscal Year Ended January 31,	2008	2007	2006	2005
Operating Results
Net sales	$374,526	$344,992	$308,945	$281,488
Net sales increase	8.6%	11.7%	9.8%	11.4%
Comparable store sales increase in the United States (1)	2%	2%	3%	3%
Cost of sales	$286,515	$264,152	$237,649	$216,832
Operating, selling, general and administrative expenses	70,288	64,001	55,739	50,178
Interest expense, net	1,798	1,529	1,178	980
Effective tax rate	34.2%	33.6%	33.1%	34.2%
Income from continuing operations	$12,884	$12,178	$11,408	$10,482
Net income	12,731	11,284	11,231	10,267
Per share of common stock:
Income from continuing operations, diluted	$3.16	$2.92	$2.72	$2.46
Net income, diluted	3.13	2.71	2.68	2.41
Dividends	0.88	0.67	0.60	0.52
Financial Position
Current assets of continuing operations	$47,585	$46,982	$43,752	$37,913
Inventories	35,180	33,685	31,910	29,419
Property, equipment and capital lease assets, net	97,017	88,440	77,865	66,549
Total assets of continuing operations	163,514	151,587	136,230	117,139
Current liabilities of continuing operations	58,454	52,148	48,954	42,609
Long-term debt	29,799	27,222	26,429	20,087
Long-term obligations under capital leases	3,603	3,513	3,667	3,073
Shareholders’ equity	64,608	61,573	53,171	49,396
Financial Ratios
Current ratio	0.8	0.9	0.9	0.9
Return on assets (2)	8.4%	8.8%	9.3%	9.8%
Return on shareholders’ equity (3)	21.1%	22.0%	22.9%	23.1%
Other Year-End Data
Wal-Mart Stores Segment
Discount stores in the United States	971	1,075	1,209	1,353
Supercenters in the United States	2,447	2,256	1,980	1,713
Neighborhood Markets in the United States	132	112	100	85
Sam’s Club Segment
Sam’s Clubs in the United States	591	579	567	551
International Segment
Units outside the United States	3,121	2,757	2,181	1,480

(1)

For fiscal 2006 and prior years, we considered comparable store sales to be sales at stores that were open as of February 1st of the prior fiscal year and which had not been converted, expanded or relocated since that date. Beginning in fiscal 2007, comparable store sales includes all stores and clubs that have been open for at least the previous 12 months. Additionally, stores and clubs that are relocated, expanded or converted are excluded from comparable store sales for the first 12 months following the relocation, expansion or conversion.

(2)	Income from continuing operations before minority interest divided by average total assets from continuing operations.

(3)	Income from continuing operations before minority interest divided by average shareholders’ equity.

2004	2003	2002	2001	2000	1999	1998
$252,792	$226,479	$201,166	$178,028	$153,345	$129,161	$112,005
11.6%	12.6%	13.0%	16.1%	18.7%	15.3%	12.4%
4%	5%	6%	5%	8%	9%	6%
$195,922	$175,769	$156,807	$138,438	$119,526	$101,456	$88,163
43,877	39,178	34,275	29,942	25,182	21,469	18,831
825	930	1,183	1,194	837	595	716
34.4%	34.9%	36.4%	36.6%	37.4%	37.7%	37.0%
$9,096	$7,940	$6,718	$6,446	$5,582	$4,209	$3,424
9,054	7,955	6,592	6,235	5,324	4,397	3,504

$2.08	$1.79	$1.50	$1.44	$1.25	$0.94	$0.76
2.07	1.79	1.47	1.39	1.19	0.98	0.77
0.36	0.30	0.28	0.24	0.20	0.16	0.14

$33,548	$28,867	$25,915	$24,796	$22,982	$19,503	$18,589
26,263	24,098	21,793	20,710	18,961	16,058	16,005
57,591	50,053	44,172	39,439	34,570	24,824	23,237
102,455	90,229	79,301	74,317	67,290	47,066	44,221
37,308	31,752	26,309	28,096	25,058	15,848	13,930
17,088	16,545	15,632	12,453	13,650	6,875	7,169
2,888	2,903	2,956	3,054	2,852	2,697	2,480
43,623	39,461	35,192	31,407	25,878	21,141	18,519

0.9	0.9	1.0	0.9	0.9	1.2	1.3
9.7%	9.6%	9.0%	9.3%	10.1%	9.6%	8.5%
22.4%	21.8%	20.7%	23.0%	24.5%	22.0%	19.6%

1,478	1,568	1,647	1,736	1,801	1,869	1,921
1,471	1,258	1,066	888	721	564	441
64	49	31	19	7	4	—
538	525	500	475	463	451	443
1,248	1,163	1,050	955	892	605	568

Financial information prior to fiscal 2004 has been restated to reflect the sale of McLane Company, Inc. (“McLane”) that occurred in fiscal 2004. Financial information prior to fiscal 2007 has been restated to reflect the disposition of our South Korean and German operations that occurred in fiscal 2007. McLane and the South Korean and German operations are presented as discontinued operations. All years have been restated for the fiscal 2004 adoption of the expense recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation.” In fiscal 2005, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which did not result in a material impact to our financial statements.

In fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” In years prior to adoption, the Company recorded amortization expense related to goodwill.

The consolidation of The Seiyu, Ltd. (“Seiyu”), had a significant impact on the fiscal 2006 financial position amounts in this summary. The acquisition of the Asda Group PLC and the Company’s related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Certain reclassifications have been made to prior periods to conform to current presentations.

Table of contents

Management’s discussion and analysis of financial condition and results of operations	4

Consolidated Statements of Income	20

Consolidated Balance Sheets	21

Consolidated Statements of Shareholders’ Equity	22

Consolidated Statements of Cash Flows	23

Notes to Consolidated Financial Statements	24

Report of independent registered public accounting firm	46

Report of independent registered public accounting firm on internal control over financial reporting	47

Management’s report to our shareholders	48

Fiscal 2008 end-of-year store count	50

Board of directors	52

Corporate and stock information	53

Wal-Mart Stores, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. (“Wal-Mart,” the “Company” or “we”) operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices (“EDLP”), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change under frequent promotional activity. Our focus for Sam’s Club is to provide exceptional value on brand-name merchandise at “members only” prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2008, and the year then ended and accompanying notes.

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store sales. Segment operating income refers to income from continuing operations before net interest expense, income taxes and minority interest and excludes unallocated corporate overhead and results of discontinued operations. At the beginning of fiscal 2008, the Company revised the measurement of each segment’s operating income. The measurement now includes within each segment’s operating results certain direct income and expense items that we had previously accounted for as unallocated corporate overhead. We have restated all prior year measurements of segment operating income for comparative purposes.

Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Beginning in fiscal 2007, we changed our method of calculating comparable store sales. We now include in our measure of comparable store sales all stores and clubs that have been open for at least the previous 12 months. Additionally, stores and clubs that are relocated, expanded or converted are excluded from comparable store sales for the first 12 months following the relocation, expansion or conversion. For fiscal 2006 and prior years, we considered comparable store sales to be sales at stores that were open as of February 1st of the prior fiscal year and had not been relocated, expanded or converted since that date. Stores that were relocated, expanded or converted during that period are not included in the calculation. Comparable store sales is also referred to as “same-store” sales by others within the retail industry. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

During fiscal year 2008, the Company reviewed its definition of comparable store sales for consistency with other retailers. For fiscal year 2009, beginning February 1, 2008, Wal-Mart Stores, Inc. has revised its definition of comparable store sales to include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Changes in format continue to be excluded from comparable store sales when the conversion is accompanied by a relocation or expansion that results in a change in square footage of more than five percent. Since the impact of this revision is inconsequential, the Company will not restate comparable store sales results for previously reported years.

Operations

Our operations comprise three business segments: Wal-Mart Stores, Sam’s Club and International.

Our Wal-Mart Stores segment is the largest segment of our business, accounting for 64.0% of our fiscal 2008 net sales and operates stores in three different formats in the United States, as well as Wal-Mart’s online retail operations, walmart.com. Our Wal-Mart Stores retail formats include:

•	Supercenters, which average approximately 187,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket;

•	Discount stores, which average approximately 108,000 square feet in size and offer a wide assortment of general merchandise and a limited variety of food products; and

•	Neighborhood Markets, which average approximately 42,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

Our Sam’s Club segment consists of membership warehouse clubs in the United States and the segment’s online retail operations, samsclub.com. Sam’s Club accounted for 11.8% of our fiscal 2008 net sales. Our focus for Sam’s Club is to provide exceptional value on brand-name merchandise at “members only” prices for both business and personal use. Our Sam’s Clubs average approximately 132,000 square feet in size.

At January 31, 2008, our International segment consisted of retail operations in 12 countries and Puerto Rico. This segment generated 24.2% of our fiscal 2008 net sales. The International segment includes numerous different formats of retail stores and restaurants, including discount stores, supercenters and Sam’s Clubs that operate outside the United States.

For certain financial information relating to our segments, see Note 11 to our Consolidated Financial Statements.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and the countries we serve internationally. We face strong sales competition from other discount, department, drug, variety and specialty stores, warehouse clubs, and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (who we call “associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels and buying patterns, economic conditions, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, currency exchange fluctuations, fuel and energy prices, weather patterns, catastrophic events, competitive pressures and insurance costs. Further information on risks to our Company can be located in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended January 31, 2008.

Company Performance Metrics

Management uses a number of metrics to assess the Company’s performance including:

•	Total sales and comparable store sales;

•	Operating income;

•	Earnings per share;

•	Return on investment; and

•	Free cash flow.

Total Sales and Comparable Store Sales

(Dollar amounts in millions)

	2008			2007			2006
Fiscal Year Ended January 31,	Net sales	Percent of total	Percent increase	Net sales	Percent of total	Percent increase	Net sales	Percent of total
Wal-Mart Stores	$239,529	64.0%	5.8%	$226,294	65.6%	7.8%	$209,910	67.9%
Sam’s Club	44,357	11.8%	6.7%	41,582	12.1%	4.5%	39,798	12.9%
International	90,640	24.2%	17.5%	77,116	22.3%	30.2%	59,237	19.2%

Total net sales	$374,526	100.0%	8.6%	$344,992	100.0%	11.7%	$308,945	100.0%

	Fiscal Year Ended January 31,
	2008	2007	2006
U.S. comparable store sales
Wal-Mart Stores	1.0%	1.9%	3.0%
Sam’s Club (1)	4.9%	2.5%	5.0%
Total U.S.	1.6%	2.0%	3.4%

(1)	Fuel sales had a positive impact of 0.7 percentage points, a negative impact of 0.4 percentage points, and positive 1.3 percentage points on comparable club sales in fiscal 2008, 2007 and 2006, respectively.

Our total net sales increased by 8.6% and 11.7% in fiscal 2008 and 2007 when compared to the previous fiscal year. Those increases resulted from our global store expansion programs, comparable store sales increases and acquisitions.

Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Comparable store sales in the United States increased 1.6% in fiscal 2008 and 2.0% in fiscal 2007. Comparable store sales in fiscal 2008 were lower than fiscal 2007 due to softness in the home and apparel categories and pressure from new store expansions within the trade area of established stores. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. During fiscal year 2008, in connection with our revisions to our capital efficiency model, we revised our methodology for calculating the negative impact of new stores on comparable store sales. Using our new methodology, we estimate the negative impact on comparable store sales as a result of opening new stores was approximately 1.5% in fiscal years 2008 and 2007. With our planned reduction in new store growth, we expect the impact of new stores on comparable store sales to decline over time.

During fiscal 2008 and 2007, foreign currency exchange rates had a $4.5 billion and $1.5 billion favorable impact, respectively, on the International segment’s net sales, causing an increase in the International segment’s net sales as a percentage of total Company net sales. Additionally, the decrease in the Sam’s Club segment’s net sales as a percent of total Company net sales in fiscal 2008 and 2007, when compared to the previous fiscal years resulted from the more rapid development of new stores in the International and Wal-Mart Stores segments than the Sam’s Club segment. We expect this trend to continue for the foreseeable future.

Operating Income

(Dollar amounts in millions)

	2008			2007			2006
Fiscal Year Ended January 31,	Operating income	Percent of total	Percent increase	Operating income	Percent of total	Percent increase	Operating income	Percent of total
Wal-Mart Stores	$17,516	79.6%	5.4%	$16,620	81.1%	8.9%	$15,267	81.6%
Sam’s Club	1,618	7.4%	9.3%	1,480	7.2%	5.2%	1,407	7.5%
International	4,769	21.7%	11.8%	4,265	20.8%	24.1%	3,438	18.4%
Other	(1,907)	-8.7%	2.1%	(1,868)	-9.1%	33.5%	(1,399)	-7.5%

Total operating income	$21,996	100.0%	7.3%	$20,497	100.0%	9.5%	$18,713	100.0%

Operating income growth greater than net sales growth is a meaningful measure because it indicates how effectively we manage costs and leverage expenses. For fiscal 2008, our operating income increased by 7.3% when compared to fiscal 2007, while net sales increased by 8.6% over the same period. For the individual segments, our Sam’s Club segment met this target; however, our Wal-Mart Stores and International segments did not. The Wal-Mart Stores segment fell short of this objective as growth in operating, selling, general and administrative expenses (“operating expenses”) outpaced improvements in gross profit as a percentage of net sales (our “gross margin”) and other income. The International segment fell short of this objective due to the impact of the newly acquired and consolidated entities.

Earnings per Share

	Fiscal Year Ended January 31,
	2008	2007	2006
Diluted income per share from continuing operations	$3.16	$2.92	$2.72

Diluted earnings per share increased in fiscal 2008 as a result of increases in income from continuing operations in conjunction with share repurchases reducing the number of weighted average shares outstanding. For fiscal 2007, diluted earnings per share increased as a result of increases in income from continuing operations.

Return on Investment

Management believes return on investment (“ROI”) is a meaningful metric to share with investors because it helps investors assess how efficiently Wal-Mart is employing its assets. ROI was 19.5% for fiscal year 2008 and 19.9% for fiscal year 2007. The decrease in ROI in fiscal 2008 resulted from our adjusted operating income growing at a slower rate than our invested capital, including recent investments in Seiyu, CARHCO, Sonae and Bounteous Company Ltd. (“BCL”).

We define ROI as adjusted operating income (operating income plus interest income and depreciation and amortization and rent from continuing operations) for the fiscal year or trailing twelve months divided by average investment during that period. We consider average investment to be the average of our beginning and ending total assets of continuing operations plus accumulated depreciation and amortization less accounts payable and accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight.

ROI is considered a non-GAAP financial measure under the SEC’s rules. We consider return on assets (“ROA”) to be the financial measure computed in accordance with generally accepted accounting principles (“GAAP”) that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from return on assets (income from continuing operations before minority interest for the fiscal year or the trailing twelve months divided by average of total assets of continuing operations for the period) because: ROI adjusts operating income to exclude certain expense items and add interest income; it adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and it incorporates a factor of rent to arrive at total invested capital.

Although ROI is a standard financial metric, numerous methods exist for calculating a company’s ROI. As a result, the method used by management to calculate ROI may differ from the method other companies use to calculate their ROI. We urge you to understand the method used by another company to calculate its ROI before comparing our ROI to that of the other company.

The calculation of ROI along with a reconciliation to the calculation of return on assets, the most comparable GAAP financial measurement, is as follows:

(Dollar amounts in millions)	Fiscal Year Ended January 31, 2008	Fiscal Year Ended January 31, 2007
Calculation of Return on Investment
NUMERATOR
Operating Income (1)	$21,996	$20,497
+ Interest Income (1)	305	280
+ Depreciation and Amortization (1)	6,317	5,459
+ Rent (1)	1,620	1,441

= Adjusted Operating Income	$30,238	$27,677

DENOMINATOR
Average Total Assets of Continuing Operations (2)	157,551	143,909
+ Average Accumulated Depreciation and Amortization (2)	29,059	24,907
- Average Accounts Payable (2)	29,427	27,096
- Average Accrued Liabilities (2)	15,237	13,975
+ Rent * 8	12,960	11,528

= Invested Capital	$154,906	$139,273

ROI	19.5%	19.9%

Calculation of Return on Assets
NUMERATOR
Income From Continuing Operations Before Minority Interest (1)	$13,290	$12,603

DENOMINATOR
Average Total Assets of Continuing Operations (2)	$157,551	$143,909

ROA	8.4%	8.8%

CERTAIN BALANCE SHEET DATA	As of January 31, 2008	As of January 31, 2007	As of January 31, 2006
Total Assets of Continuing Operations (1)	$163,514	$151,587	$136,230
Accumulated Depreciation and Amortization (1)	31,367	26,750	23,064
Accounts Payable (1)	30,370	28,484	25,707
Accrued Liabilities (1)	15,799	14,675	13,274

(1)	Based on continuing operations only; and, therefore excludes the impact of our South Korean and German operations, which were sold in fiscal 2007 and classified as discontinued operations. Total assets as of January 31, 2006 in the table above exclude assets of discontinued operations that are reflected in the Consolidated Balance Sheets of $2,563.

(2)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

Free Cash Flow

We define free cash flow as net cash provided by operating activities of continuing operations in the period minus payments for property and equipment made in the period. Our free cash flow increased from fiscal 2007 primarily due to the reduction in our capital expenditures primarily associated with our planned slowing of store expansion in the United States.

Free cash flow is considered a non-GAAP financial measure under the SEC’s rules. Management believes, however, that free cash flow is an important financial measure for use in evaluating the Company’s financial performance, which measures our ability to generate additional cash from our business operations. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance or net cash provided by operating activities of continuing operations as a measure of our liquidity. Additionally, our definition of free cash flow is limited and does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as supplemental to our entire statement of cash flows.

The following table reconciles net cash provided by operating activities of continuing operations, a GAAP measure, to free cash flow, a non-GAAP measure (amounts in millions).

	Fiscal Year Ended
	January 31, 2008	January 31, 2007	January 31, 2006
Net cash provided by operating activities of continuing operations	$20,354	$19,997	$18,343
Payments for property and equipment	(14,937)	(15,666)	(14,530)

Free cash flow	$5,417	$4,331	$3,813

Net cash used in investing activities of continuing operations	$(15,670)	$(14,507)	$(14,156)
Net cash used in financing activities of continuing operations	$(7,134)	$(4,839)	$(2,422)

Results of Operations

Consolidated Results of Operations

Our total net sales increased by 8.6% and 11.7% in fiscal 2008 and 2007 when compared to the previous fiscal year. Those increases resulted from our global store expansion programs, comparable store sales increases and acquisitions. During fiscal 2008 and 2007, foreign currency exchange rates had a $4.5 billion and $1.5 billion favorable impact, respectively, on the International segment’s net sales, causing an increase in the International segment’s net sales as a percentage of total net sales relative to the Wal-Mart Stores and Sam’s Club segments. The acquisition of Sonae and consolidation of Seiyu and CARHCO resulted in a 3.2% increase in net sales for fiscal 2007.

Our gross margin was 23.5%, 23.4% and 23.1% in fiscal 2008, 2007 and 2006, respectively. Our Wal-Mart Stores and International segment sales yield higher gross margins than our Sam’s Club segment. However, our Wal-Mart Stores and International segments produced lower segment net sales increases in fiscal 2008 compared to sales increases in fiscal 2007. Additionally, the increase in gross margin in fiscal 2008 included a $97 million refund of excise taxes previously paid on past merchandise sales of prepaid phone cards. In fiscal 2007, the greater increases in net sales for the Wal-Mart Stores and International segments had a favorable impact on the Company’s total gross margin.

Operating expenses as a percentage of net sales were 18.8%, 18.6% and 18.0% for fiscal 2008, 2007 and 2006, respectively. In the first half of fiscal 2008, operating expenses include the net favorable impact of a change in estimated losses associated with our general liability and workers’ compensation claims which reduced our accrued liabilities for such claims by $298 million pre-tax, partially offset by $183 million in pre-tax charges for certain litigation and other contingencies. Additionally, the fourth quarter of fiscal 2008 included $106 million of pre-tax charges related to U.S. real estate projects dropped as a result of our capital efficiency program. The net impact of these items had no effect on our operating expenses as a percentage of net sales in fiscal 2008. Otherwise, operating expenses as a percentage of net sales increased in fiscal 2008 primarily due to lower segment net sales increases compared to the prior year for our Wal-Mart Stores and International segments as well as increases in certain operating expenses in each segment.

Operating expenses as a percentage of net sales were higher in fiscal 2007 than the preceding year primarily due to the consolidated operations of Seiyu and Sonae, which are entities with less favorable operating expense leverage than our other International operations, partially offset by $85 million in property-insurance related gains. The remainder of the increase in operating expenses as a percentage of total net sales was due to faster growth rates in our International segment relative to our Wal-Mart Stores and Sam’s Club segments and slightly higher corporate-level general and administrative expenses.

Membership and other income, which includes a variety of income categories such as Sam’s Club membership fee revenues, tenant income and financial services income, increased as a percentage of net sales for fiscal 2008 from the prior year period due to continued growth in our financial services area and recycling income. Membership and other income for fiscal 2008 also includes the recognition of $188 million in pre-tax gains from the sale of certain real estate properties. In fiscal 2007, membership and other income increased as a percentage of net sales from the prior year due to other income from the newly consolidated operations of Seiyu and Sonae, the continued growth in our financial services area and increases in our Sam’s Club membership fee revenues.

Interest, net, as a percentage of net sales increased slightly from fiscal 2006 through fiscal 2008. The increase in interest, net, of $269 million and $351 million in fiscal 2008 and fiscal 2007, respectively, primarily resulted from increased borrowing levels and higher interest rates on our floating rate debt.

Our effective income tax rates for fiscal 2008, 2007 and 2006 were 34.2%, 33.6% and 33.1%, respectively. The fiscal 2008 rate was higher than the fiscal 2007 rate primarily due to the mix of taxable income among our domestic and international operations and favorable resolution of certain federal and state tax contingencies in fiscal 2007 in excess of those in fiscal 2008. The fiscal 2007 rate was higher than the fiscal 2006 rate primarily due to favorable resolution of certain federal and state tax contingencies in fiscal 2006 in excess of those in fiscal 2007. We expect our tax rate for fiscal 2009 to be within the range of 34 to 35 percent.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2008	5.8%	$17,516	5.4%	7.3%
2007	7.8%	16,620	8.9%	7.3%
2006	9.4%	15,267	9.8%	7.3%

The segment net sales increases resulted from comparable store sales increases of 1.0% in fiscal 2008 and 1.9% in fiscal 2007, in addition to our expansion program. Lower comparable store sales performance is due to a decrease in customer traffic, partially offset by an increase in average transaction size per customer. In addition, softness in the home and apparel categories and pressure from new store expansion within the trade area of established stores also contributed to the decline in comparable store sales. We have developed several initiatives to help mitigate new store expansion pressure and to grow comparable store sales. These initiatives include becoming more relevant to the customer by creating a better store shopping experience, continuing to improve our merchandise assortment and slowing new store growth.

The Wal-Mart Stores segment expansion programs consist of opening new units, converting discount stores to supercenters, relocations that result in more square footage, as well as expansions of existing stores. During fiscal 2008 we opened seven discount stores, 20 Neighborhood Markets and 191 supercenters (including the conversion and/or relocation of 109 existing discount stores into supercenters). Two discount stores closed in fiscal 2008. During fiscal 2008, our total expansion program added approximately 26 million of store square footage, a 4.8% increase. During fiscal 2007 we opened 15 discount stores, 12 Neighborhood Markets and 279 supercenters (including the conversion of 147 existing discount stores into supercenters). Two discount stores and three supercenters closed in fiscal 2007. During fiscal 2007, our total expansion program added approximately 42 million of store square footage, an 8.4% increase.

In fiscal 2008, gross margin increased slightly compared to the prior year primarily due to higher initial margins and decreased markdown activity as a result of improved inventory management in the second half of the year, partially offset by higher inventory shrinkage. In addition, gross margin for fiscal 2008 included a $46 million excise tax refund on taxes previously paid on past prepaid phone card sales. In fiscal 2007, gross margin increased 0.2 percentage points from the prior year, which can be attributed to improved initial margin rates in our general merchandise and food categories and an adjustment to our product warranty liabilities which had an unfavorable impact on gross margin in fiscal 2006. In fiscal 2007, our gross margin increased despite expanding our competitive pricing initiatives and our increase in the cost of markdowns as a percentage of segment net sales, which primarily occurred in our home and apparel merchandise assortments.

Segment operating expenses as a percentage of segment net sales increased 0.2 percentage points in fiscal 2008 compared to the prior year. In the first half of fiscal 2008, operating expenses include the favorable impact of a change in estimated losses associated with our general liability and workers’ compensation claims, which reduced the accrued liabilities for such claims by $274 million pretax, partially offset by the unfavorable impact of $145 million in pre-tax charges for certain legal and other contingencies. Additionally, the fourth quarter of fiscal 2008 included $106 million of pre-tax charges related to U.S. real estate projects dropped as a result of our capital efficiency program. The net impact of these items had no effect on our operating expenses as a percentage of segment net sales in fiscal 2008. Otherwise, operating expenses as a percentage of segment net sales increased primarily due to lower segment net sales increases compared to the prior year and higher costs associated with our store maintenance and remodel programs.

Segment operating expenses as a percentage of segment net sales in fiscal 2007 were essentially flat from fiscal 2006, primarily due to improved labor productivity in the stores, which was offset by higher costs associated with our store maintenance and remodel programs. Additionally, operating expenses for fiscal year 2007 include the favorable impact of property insurance-related gains of $79 million.

Other income in fiscal 2008 increased from the prior year due to continued growth in our financial services area and increases in recycling income. Additionally, other income, net, for fiscal 2008 includes pre-tax gains of $188 million from the sale of certain real estate properties.

Sam’s Club Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2008	6.7%	$1,618	9.3%	3.6%
2007	4.5%	$1,480	5.2%	3.6%
2006	7.2%	$1,407	10.2%	3.5%

Growth in net sales for the Sam’s Club segment in fiscal 2008 and fiscal 2007 resulted from comparable club sales increases of 4.9% in fiscal 2008 and 2.5% in fiscal 2007, along with our club expansion program. Comparable club sales in fiscal 2008 increased at a faster rate than in fiscal 2007 primarily due to higher growth in food, pharmacy, electronics and certain consumables categories as well as an increase in both member traffic and average transaction size per member. Fuel sales had a positive impact of 0.7 percentage points on comparable club sales in fiscal 2008, while contributing a negative impact of 0.4 percentage points to fiscal 2007 comparable club sales.

Sam’s Club segment expansion consisted of the opening of 12 new clubs in fiscal 2008 and 15 clubs in fiscal 2007. No clubs were closed in fiscal 2008, but three clubs were closed in fiscal 2007. Our total expansion program added 2.0 million of additional club square footage, or 2.6%, in fiscal 2008 and 2.9 million, or 3.9%, of additional club square footage in fiscal 2007.

Gross margin increased during fiscal 2008 due to strong sales in fresh food and other food-related categories, pharmacy and certain consumables categories, in addition to the $39 million excise tax refund on taxes previously paid on prior period prepaid phone card sales. In fiscal 2007, gross margin increased compared to the prior year due to strong sales in certain higher margin categories, including pharmacy and jewelry.

Operating expenses as a percentage of segment net sales decreased in fiscal 2008 when compared to fiscal 2007 primarily due to a decrease in advertising costs. In the first half of fiscal 2008, operating expenses include the net positive impact of the favorable change in estimated losses associated with our general liability and workers’ compensation claims, which reduced the accrued liabilities for such claims by $21 million pretax, partially offset by $15 million in pre-tax charges for certain litigation contingencies. Furthermore, operating expenses in fiscal 2007 included an $11 million charge related to closing two Sam’s Clubs, partially offset by the favorable impact of property insurance-related gains of $6 million. In fiscal 2007, operating expenses as a percentage of segment net sales increased compared to fiscal 2006 primarily due to a slight increase in employee-related costs.

Membership and other income, which includes a variety of income categories, increased in fiscal 2008 when compared to fiscal 2007.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2008	17.5%	$4,769	11.8%	5.3%
2007	30.2%	4,265	24.1%	5.5%
2006	12.7%	3,438	6.6%	5.8%

At January 31, 2008, our International segment was comprised of wholly-owned operations in Argentina, Brazil, Canada, Puerto Rico and the United Kingdom, the operation of joint ventures in China and India and the operations of majority-owned subsidiaries in Central America, Japan and Mexico.

The fiscal 2008 increase in the International segment’s net sales primarily resulted from:

•	net sales growth from existing units;

•

our international expansion program which added 364 units, net of relocations and closings, consisting of 34.1 million, or 17.9%, of additional unit square footage, including the consolidation of BCL, which added 101 stores under the Trust-Mart banner and 17.7 million square feet in February of fiscal 2008;

•	the consolidation of BCL; and

•	the favorable impact of changes in foreign currency exchange rates of $4.5 billion during fiscal 2008.

The fiscal 2007 increase in the International segment’s net sales primarily resulted from:

•	the consolidation of Seiyu and CARHCO and the acquisition of Sonae, all of which added 17.1 percentage points to the increase in fiscal 2007 net sales;

•	net sales growth from existing units;

•

our international expansion program which added 576 units, net of relocations and closings, consisting of 20.4 million, or 12.0%, of additional unit square footage including the consolidation of CARHCO, which added 372 stores and 6.5 million square feet in February 2006; and

•	the favorable impact of changes in foreign currency exchange rates of $1.5 billion during fiscal 2007.

Fiscal 2008 net sales at our United Kingdom subsidiary, ASDA, were 36.9% of the International segment net sales. Net sales for ASDA included in our Consolidated Statements of Income during fiscal 2008, 2007 and 2006 were $33.4 billion, $28.9 billion and $26.8 billion, respectively. The effect of changes in the exchange rate between the British Pound and U.S. Dollar contributed $2.6 billion and $527 million to ASDA’s net sales for fiscal 2008 and 2007, respectively.

In fiscal 2008, gross margin increased across most markets leading to an overall 0.2 percentage point increase in the International segment’s gross margin. Brazil and the United Kingdom were the largest contributors to the increase. Gross margin in Brazil was favorably impacted by global sourcing initiatives and improved supplier negotiations. Fiscal 2008 gross margin in the United Kingdom was positively impacted by a mix shift toward premium, private label food products. Fiscal 2007 gross margin was up from fiscal 2006, primarily due to the favorable 0.4 percentage point impact of the acquisition of Sonae and the consolidation of Seiyu and CARHCO, and an overall 0.2 percentage point improvement delivered by our other International markets. The fiscal 2007 improvement in our other markets was primarily driven by Mexico and Canada as a result of a favorable shift in the mix of products sold toward general merchandise categories which carry a higher margin.

Segment operating expenses as a percentage of segment net sales increased 0.4 percentage points in fiscal 2008 primarily as a result of an accrual for certain legal matters, the impact of restructuring and impairment charges at Seiyu, the impact of the consolidation of BCL, the startup of our joint venture in India and banking operations in Mexico and overall sales pressures in Mexico. In fiscal 2007, segment operating expenses as a percentage of segment net sales increased from fiscal 2006 by 1.2 percentage points as a result of the consolidation of Seiyu and the acquisition of Sonae and CARHCO.

Operating income was favorably impacted by changes in foreign currency exchange rates of $222 million and $90 million in fiscal 2008 and 2007, respectively.

Liquidity and Capital Resources

Highlights

(Dollar amounts in millions)	Fiscal Year Ended January 31,
	2008	2007	2006
Net cash provided by operating activities of continuing operations	$20,354	$19,997	$18,343
Purchase of Company stock	(7,691)	(1,718)	(3,580)
Dividends paid	(3,586)	(2,802)	(2,511)
Proceeds from issuance of long-term debt	11,167	7,199	7,691
Payment of long-term debt	(8,723)	(5,758)	(2,724)
Increase (decrease) in commerical paper	2,376	(1,193)	(704)
Total assets of continuing operations	$163,514	$151,587	$136,230

Overview

Cash flows provided by operating activities of continuing operations supply us with a significant source of liquidity. The increases in cash flows provided by operating activities of continuing operations for each fiscal year were primarily attributable to increased income from continuing operations.

Working Capital

Current liabilities exceeded current assets at January 31, 2008, by $10.9 billion, an increase of $5.7 billion from January 31, 2007. Our ratio of current assets to current liabilities was 0.8 and 0.9 at January 31, 2008 and 2007, respectively. We generally have a working capital deficit due to our efficient use of cash in funding operations and in providing returns to shareholders in the form of stock repurchases and payment of dividends.

Company Share Repurchase Program

From time to time, we had repurchased shares of our common stock under a $10.0 billion share repurchase program authorized by our Board of Directors in September 2004.

On May 31, 2007, the Board of Directors replaced the $10.0 billion share repurchase program, which had $3.3 billion of remaining authorization for share repurchases, with a new $15.0 billion share repurchase program announced on June 1, 2007. Under the new share repurchase program, there is no expiration date or other restriction limiting the period over which we can make our share repurchases under the new program, which will expire only when and if we have repurchased $15.0 billion of our shares under the program. Under the new program, repurchased shares are constructively retired and returned to unissued status. We consider several factors in determining when to execute the share repurchases, including among other things, our current cash needs, our capacity for leverage, our cost of borrowings and the market price of our common stock. At January 31, 2008, approximately $8.5 billion remained of the $15.0 billion authorization.

Common Stock Dividends

We paid dividends of $0.88 per share in fiscal 2008, representing a 31.3% increase over fiscal 2007. The fiscal 2007 dividend of $0.67 per share represented an 11.7% increase over fiscal 2006. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 6, 2008, the Company’s Board of Directors approved an increase in annual dividends to $0.95 per share, an increase of 8.0% over the dividends paid in fiscal 2008. The annual dividend will be paid in four quarterly installments on April 7, 2008, June 2, 2008, September 2, 2008, and January 2, 2009 to holders of record on March 14, May 16, August 15 and December 15, 2008, respectively.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

	Payments due during fiscal years ending January 31,
(In millions)	Total	2009	2010-2011	2012-2013	Thereafter
Recorded Contractual Obligations:
Long-term debt	$35,712	$5,913	$7,788	$3,172	$18,839
Commercial paper	5,040	5,040	—	—	—
Capital lease obligations	5,997	595	1,137	1,022	3,243

Unrecorded Contractual Obligations:
Non-cancelable operating leases	13,759	1,094	2,045	1,654	8,966
Interest on long-term debt	25,009	1,810	2,909	2,277	18,013
Undrawn lines of credit	8,500	4,000	—	4,500	—
Trade letters of credit	2,720	2,720	—	—	—
Standby letters of credit	2,156	2,156	—	—	—
Purchase obligations	6,748	5,906	616	119	107

Total commercial commitments	$105,641	$29,234	$14,495	$12,744	$49,168

Purchase obligations include legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid with respect to some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

In addition to the amounts shown in the table above, $868 million of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), the timing of which is uncertain except for $50 million to $200 million that may become payable during the next twelve months. FIN 48, which was adopted for fiscal year 2008, set out criteria for the use of judgment in assessing the timing and amounts of deductible and taxable items. Refer to Note 5 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2008, the aggregate termination payment would have been $129 million. The two arrangements pursuant to which these payments could be made expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $97 million upon termination of some or all of these agreements.

The Company has potential future lease commitments for land and buildings for 165 future locations. These lease commitments have lease terms ranging from 2 to 39 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $67 million for fiscal 2009, based on current cost estimates.

Capital Resources

During fiscal 2008, we issued $11.2 billion of long-term debt. The net proceeds from the issuance of such long-term debt were used to repay outstanding commercial paper indebtedness and for other general corporate purposes.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. The following table details the ratings of the credit rating agencies that rated our outstanding indebtedness at January 31, 2008. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating.

Rating agency	Commercial paper	Long-term debt
Standard & Poor’s	A-1+	AA
Moody’s Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
DBRS Limited	R-1(middle)	AA

To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions. At January 31, 2008 and January 31, 2007, the ratio of our debt to total capitalization was approximately 40.9% and 38.8%, respectively. For the purpose of this calculation, debt is defined as the sum of commercial paper, long-term debt due within one year, obligations under capital leases due in one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus shareholders’ equity. Our ratio of debt to our total capitalization has increased in fiscal 2008 due to increased borrowing to fund our increased share repurchases as well as other business needs.

We also use the ratio of adjusted cash flow from operations to adjusted average debt as another metric to review leverage.

Adjusted cash flow from operations as the numerator is defined as cash flow from operations of continuing operations for the current year plus two–thirds of the current year operating rent expense less current year capitalized interest expense. Adjusted average debt as the denominator is defined as average debt plus eight times average operating rent expense. Average debt is the simple average of beginning and ending commercial paper, long–term debt due within one year, obligations under capital leases due in one year, long–term debt and long–term obligations under capital leases. Average operating rent expense is the simple average of current year and prior year operating rent expense. We believe this metric is useful to investors as it provides them with a tool to measure our leverage. This metric was 39% for our fiscal year 2008 and lower than 43% for our fiscal year 2007. The decrease in the metric is primarily due to higher borrowing levels as previously discussed.

The ratio of adjusted cash flow to adjusted average debt is considered a non-GAAP financial measure under the SEC’s rules. The most recognized directly comparable GAAP measure is the ratio of cash flow from operations of continuing operations for the current year to average total debt (which excludes any effect of operating leases or capitalized interest), which was 49% for fiscal year 2008 and 51% for fiscal year 2007.

A detailed calculation of the adjusted cash flow from operations to adjusted average debt is set forth below along with a reconciliation to the corresponding measurement calculated in accordance with generally accepted accounting principles.

Amounts in millions except for the calculated ratio	Fiscal Year Ended January 31, 2008	Fiscal Year Ended January 31, 2007
Net cash provided by operating activities of continuing operations	$20,354	$19,997
+ Two-thirds current period operating rent expense (1)	1,080	961
- Current year capitalized interest expense	150	182

Numerator	$21,284	$20,776
Average debt (2)	$41,845	$38,874
Eight times average operating rent expense (3)	12,244	9,604

Denominator	$54,089	$48,478
Adjusted cash flow from operations to average debt (4)	39%	43%
Numerator
Net cash provided by operating activities of continuing operations	$20,354	$19,997
Denominator
Average debt (2)	$41,845	$38,874
Cash flows from operating activities of continuing operations to average debt	49%	51%
Selected Financial Information
Current period operating rent expense	$1,620	$1,441
Prior period operating rent expense	1,441	960
Current period capitalized interest	150	182

Certain Balance Sheet Information

	January 31, 2008	January 31, 2007	January 31, 2006
Commercial paper	$5,040	$2,570	$3,754
Long-term debt due within one year	5,913	5,428	4,595
Obligations under capital leases due within one year	316	285	284
Long-term debt	29,799	27,222	26,429
Long-term obligations under capital leases	3,603	3,513	3,667

Total debt	$44,671	$39,018	$38,729

(1)	2/3 X $1,620 for fiscal year 2008 and 2/3 X $1,441 for fiscal year 2007.

(2)	($44,671 + $39,018)/2 for fiscal year 2008 and ($39,018 + $38,729)/2 for fiscal year 2007.

(3)	8 X (($1,620 + $1,441)/2) for fiscal year 2008 and 8 X (($1,441 + $960)/2) for fiscal year 2007.

(4)	The calculation of the ratio as defined.

Future Expansion

We expect to make capital expenditures of approximately $13.5 billion to $15.2 billion in fiscal 2009. We plan to finance this expansion and any acquisitions of other operations that we may make during fiscal 2009 primarily out of cash flows from operations.

Fiscal 2009 capital expenditures will include the addition of the following new, relocated and expanded units:

Fiscal Year 2009 Projected Unit Growth
Discount Stores	—
Supercenters	170
Neighborhood Markets	25

Total Wal-Mart Stores Segment	195
Sam’s Club Segment	25

Total United States	220
Total International Segment	400

Grand Total	620

The following represents an allocation of our capital expenditures:

	Allocation of Capital Expenditures
	Projections	Actual
Capital Expenditures	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2007
New stores, including expansions & relocations	35.4%	48.1%	51.0%
Remodels	7.6%	5.7%	5.4%
Information systems, distribution and other	22.8%	15.8%	21.5%

Total United States	65.8%	69.6%	77.9%
International	34.2%	30.4%	22.1%

Total Capital Expenditures	100.0%	100.0%	100.0%

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

At January 31, 2008 and 2007, we had $35.7 billion and $32.7 billion, respectively, of long-term debt outstanding. Our weighted average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.8% and 4.9% at January 31, 2008 and 2007, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2008 and 2007, would have increased annual interest expense on borrowings outstanding at those dates by $25 million and $47 million, respectively.

At January 31, 2008 and 2007, we had $5.0 billion and $2.6 billion of outstanding commercial paper obligations. The weighted average interest rate, including fees, on these obligations at January 31, 2008 and 2007, was 4.0% and 5.3%, respectively. A hypothetical 10% increase in commercial paper rates in effect at January 31, 2008 and 2007, would have increased annual interest expense on the outstanding balances on those dates by $20 million and $14 million, respectively.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Our preference is to maintain between 40% and 50% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps represented a gain of $265 million at January 31, 2008 and a loss of $1 million at January 31, 2007. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2008, would have resulted in a (loss) or gain in value of the swaps of ($45 million) or $46 million, respectively. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2007, would have resulted in a (loss) or gain in value of the swaps of ($95 million) or $103 million, respectively.

We hold currency swaps to hedge the foreign currency exchange component of our net investments in the United Kingdom. The aggregate fair value of these swaps at January 31, 2008 and 2007, represented a loss of $75 million and $181 million, respectively. A hypothetical 10% increase (or decrease) in the foreign currency exchange rates underlying these swaps from the market rate would have resulted in a (loss) or gain in the value of the swaps of ($182 million) and $182 million, respectively, at January 31, 2008. A hypothetical 10% increase (or decrease) in the foreign currency exchange rates underlying these swaps from the market rate would have resulted in a (loss) or gain in the value of the swaps of ($178 million) and $196 million, respectively, at January 31, 2007. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2008 and 2007, would have an insignificant impact on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion as of January 31, 2008 and 2007, as a hedge of our net investment in the United Kingdom. At January 31, 2008, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the British pound would have resulted in a gain (or loss) in the value of the debt of $601 million. At January 31, 2007, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the British pound would have resulted in a gain (or loss) in the value of the debt of $594 million. In addition, we have designated debt of approximately ¥142.1 billion as of January 31, 2008 and 2007, as a hedge of our net investment in Japan. At January 31, 2008, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain (or loss) in the value of the debt of $216 million. At January 31, 2007, a hypothetical 10% increase (or decrease) in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain (or loss) in the value of the debt of $103 million.

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

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping’s retail value. The FIFO cost-to-retail ratio is based on the initial margin of beginning inventory plus the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO reserves is based on the initial margin of the fiscal year purchase activity less the impact of any markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross margin recognized. Judgments made include recording markdowns used to sell through inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, the Company records a LIFO provision for a quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2008 and 2007, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

The Company provides for estimated inventory losses (“shrinkage”) between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results.

Impairment of Assets

We evaluate long-lived assets other than goodwill and assets with indefinite lives for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Management’s judgments regarding the existence of impairment indicators are based on market conditions and our operational performance, such as operating income and cash flows. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally at the individual store level or, in certain circumstances, at the market group level. The variability of these factors depends on a number of conditions, including uncertainty about future events and changes in demographics. Thus our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in management determining that the value of long-lived assets is impaired, resulting in a writedown of the long-lived assets.

Goodwill and other indefinite-lived acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, the Company has generated sufficient returns to recover the cost of goodwill and other indefinite-lived acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefit of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. The Financial Accounting Standards Board issued FIN 48, which set out criteria for the use of judgment in assessing the timing and amounts of deductible and taxable items. We adopted this interpretation for fiscal year 2008.

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability and the Company’s obligation for employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for our workers’ compensation and general liability, a 1% increase or decrease to the assumptions for claims costs or loss development factors would increase or decrease our self-insurance accrual by $24 million or $79 million, respectively.

During the last few years, we have enhanced how we manage our workers’ compensation and general liability claims. As a result, our loss experience with respect to such claims has improved and the actuarially determined ultimate loss estimates, primarily for fiscal year 2004 through 2007 claims, were reduced during the quarter ended July 31, 2007. The reductions in ultimate loss estimates resulted primarily from improved claims handling experience, which impacts loss development factors and other actuarial assumptions. Due to the beneficial change in estimate of our ultimate losses, accrued liabilities for general liability and workers’ compensation claims were reduced by $196 million after tax, resulting in an increase in net income per basic and diluted common share of $0.05 for the second quarter of fiscal year 2008.

For a summary of our significant accounting policies, please see Note 1 to our Consolidated Financial Statements that appear after this discussion.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements include statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Company Performance Metrics” regarding the effect of the opening of new stores on comparable store sales, under the caption “Results of Operations” with respect to our expected tax rate for fiscal 2009 and under the caption “Liquidity and Capital Resources” with respect to the amount of increases in payments under operating leases if certain leases are executed, our ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and the sale of commercial paper, our ability to fund certain cash flow shortfalls by the sale of commercial paper and long-term debt securities, our plan to refinance long-term debt as it matures, our anticipated funding of shortfall in cash to pay dividends and make capital expenditures through the sale of commercial paper and long-term debt securities, our ability to sell our long-term securities, the anticipated number of new stores and clubs to be opened in the United States and internationally, and the anticipated allocation of capital expenditures in fiscal year 2009, in Note 5 to our Consolidated Financial Statements regarding the possible tax treatment and effect of the loss recorded in connection with the disposition of our German operations in fiscal year 2007 and in Note 6 to our Consolidated Financial Statements regarding our expected acquisition of the shares of Seiyu we currently do not own. These statements are identified by the use of the words “anticipate,” “believe,” “could increase,” “could result,” “expect,” “will result,” “may result,” “plan,” “will be” “will include,” “will increase” and other, similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends. These forward-looking statements are subject to certain factors, in the United States and internationally, that could affect our financial performance, business strategy, plans, goals and objectives. Those factors include, but are not limited to, general economic conditions, consumer credit availability, gasoline and other energy prices, the cost of goods, information security costs, labor costs, the cost of fuel and electricity, the cost of healthcare benefits, insurance costs, cost of construction materials, catastrophic events, competitive pressures, inflation, accident-related costs, consumer buying patterns and debt levels, weather patterns, transport of goods from foreign suppliers, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, changes in tax and other laws and regulations that affect our business, the outcome of legal proceedings to which we are a party, unemployment levels, interest rate fluctuations, changes in employment legislation and other capital market, economic and geo-political conditions and events. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2008, with the SEC on or about March 31, 2008. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstance, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Wal-Mart Stores, Inc.

Consolidated Statements of Income

(Amounts in millions except per share data)
Fiscal Year Ended January 31,	2008	2007	2006
Revenues:
Net sales	$374,526	$344,992	$308,945
Membership and other income	4,273	3,658	3,156

	378,799	348,650	312,101
Costs and expenses:
Cost of sales	286,515	264,152	237,649
Operating, selling, general and administrative expenses	70,288	64,001	55,739

Operating income	21,996	20,497	18,713
Interest:
Debt	1,863	1,549	1,171
Capital leases	240	260	249
Interest income	(305)	(280)	(242)

Interest, net	1,798	1,529	1,178

Income from continuing operations before income taxes and minority interest	20,198	18,968	17,535
Provision for income taxes:
Current	6,916	6,276	5,932
Deferred	(8)	89	(129)

	6,908	6,365	5,803

Income from continuing operations before minority interest	13,290	12,603	11,732
Minority interest	(406)	(425)	(324)

Income from continuing operations	12,884	12,178	11,408
Loss from discontinued operations, net of tax	(153)	(894)	(177)

Net income	$12,731	$11,284	$11,231

Net income per common share:
Basic income per common share from continuing operations	$3.17	$2.92	$2.73
Basic loss per common share from discontinued operations	(0.04)	(0.21)	(0.05)

Basic net income per common share	$3.13	$2.71	$2.68

Diluted income per common share from continuing operations	$3.16	$2.92	$2.72
Diluted loss per common share from discontinued operations	(0.03)	(0.21)	(0.04)

Diluted net income per common share	$3.13	$2.71	$2.68

Weighted-average number of common shares:
Basic	4,066	4,164	4,183
Diluted	4,072	4,168	4,188
Dividends declared per common share	$0.88	$0.67	$0.60

See accompanying notes.

Wal-Mart Stores, Inc.

Consolidated Balance Sheets

(Amounts in millions except per share data)
January 31,	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$5,569	$7,767
Receivables	3,654	2,840
Inventories	35,180	33,685
Prepaid expenses and other	3,182	2,690

Total current assets	47,585	46,982
Property and equipment, at cost:
Land	19,879	18,612
Buildings and improvements	72,533	64,052
Fixtures and equipment	28,026	25,168
Transportation equipment	2,210	1,966

Property and equipment, at cost	122,648	109,798
Less accumulated depreciation	(28,773)	(24,408)

Property and equipment, net	93,875	85,390
Property under capital lease:
Property under capital lease	5,736	5,392
Less accumulated amortization	(2,594)	(2,342)

Property under capital lease, net	3,142	3,050
Goodwill	16,071	13,759
Other assets and deferred charges	2,841	2,406

Total assets	$163,514	$151,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$5,040	$2,570
Accounts payable	30,370	28,484
Accrued liabilities	15,799	14,675
Accrued income taxes	1,016	706
Long-term debt due within one year	5,913	5,428
Obligations under capital leases due within one year	316	285

Total current liabilities	58,454	52,148
Long-term debt	29,799	27,222
Long-term obligations under capital leases	3,603	3,513
Deferred income taxes and other	5,111	4,971
Minority interest	1,939	2,160
Commitments and contingencies
Shareholders’ equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	—	—
Common stock ($0.10 par value; 11,000 shares authorized, 3,973 and 4,131 issued and outstanding at January 31, 2008 and January 31, 2007, respectively)	397	413
Capital in excess of par value	3,028	2,834
Retained earnings	57,319	55,818
Accumulated other comprehensive income	3,864	2,508

Total shareholders’ equity	64,608	61,573

Total liabilities and shareholders’ equity	$163,514	$151,587

See accompanying notes.

Wal-Mart Stores, Inc.

Consolidated Statements of Shareholders’ Equity

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance – January 31, 2005	4,234	$423	$2,425	$2,694	$43,854	$49,396
Comprehensive income:
Net income					11,231	11,231
Other comprehensive income:
Foreign currency translation				(1,691)		(1,691)
Net changes in fair values of derivatives				(1)		(1)
Minimum pension liability				51		51

Total comprehensive income						9,590
Cash dividends ($0.60 per share)					(2,511)	(2,511)
Purchase of Company stock	(74)	(7)	(104)		(3,469)	(3,580)
Stock options exercised and other	5	1	275			276

Balance – January 31, 2006	4,165	$417	$2,596	$1,053	$49,105	$53,171
Comprehensive income:
Net income					11,284	11,284
Other comprehensive income:
Foreign currency translation				1,584		1,584
Net changes in fair values of derivatives				6		6
Minimum pension liability				(15)		(15)

Total comprehensive income						12,859
Adjustment for initial application of SFAS 158, net of tax				(120)		(120)
Cash dividends ($0.67 per share)					(2,802)	(2,802)
Purchase of Company stock	(39)	(4)	(52)		(1,769)	(1,825)
Stock options exercised and other	5		290			290

Balance – January 31, 2007	4,131	$413	$2,834	$2,508	$55,818	$61,573
Comprehensive income:
Net income					12,731	12,731
Other comprehensive income:
Foreign currency translation				1,218		1,218
Minimum pension liability				138		138

Total comprehensive income						14,087
Cash dividends ($0.88 per share)					(3,586)	(3,586)
Purchase of Company stock	(166)	(17)	(190)		(7,484)	(7,691)
Stock options exercised and other	8	1	384			385
Adoption of FIN 48					(160)	(160)

Balance – January 31, 2008	3,973	$397	$3,028	$3,864	$57,319	$64,608

See accompanying notes.

Wal-Mart Stores, Inc.

Consolidated Statements of Cash Flows

(Amounts in millions)
Fiscal Year Ended January 31,	2008	2007	2006
Cash flows from operating activities:
Net income	$12,731	$11,284	$11,231
Loss from discontinued operations, net of tax	153	894	177

Income from continuing operations	12,884	12,178	11,408
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	6,317	5,459	4,645
Deferred income taxes	(8)	89	(129)
Other operating activities	601	1,039	613
Changes in certain assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(564)	(214)	(466)
Increase in inventories	(775)	(1,274)	(1,761)
Increase in accounts payable	865	2,132	3,031
Increase in accrued liabilities	1,034	588	1,002

Net cash provided by operating activities of continuing operations	20,354	19,997	18,343
Net cash used in operating activities of discontinued operations	—	(45)	(102)

Net cash provided by operating activities	20,354	19,952	18,241

Cash flows from investing activities:
Payments for property and equipment	(14,937)	(15,666)	(14,530)
Proceeds from disposal of property and equipment	957	394	1,042
(Payments for) proceeds from disposal of certain international operations, net	(257)	610	—
Investment in international operations, net of cash acquired	(1,338)	(68)	(601)
Other investing activities	(95)	223	(67)

Net cash used in investing activities of continuing operations	(15,670)	(14,507)	(14,156)
Net cash provided by (used in) investing activities of discontinued operations	—	44	(30)

Net cash used in investing activities	(15,670)	(14,463)	(14,186)

Cash flows from financing activities:
Increase (decrease) in commercial paper	2,376	(1,193)	(704)
Proceeds from issuance of long-term debt	11,167	7,199	7,691
Payment of long-term debt	(8,723)	(5,758)	(2,724)
Dividends paid	(3,586)	(2,802)	(2,511)
Purchase of Company stock	(7,691)	(1,718)	(3,580)
Payment of capital lease obligations	(343)	(340)	(245)
Other financing activities	(334)	(227)	(349)

Net cash used in financing activities	(7,134)	(4,839)	(2,422)

Effect of exchange rates on cash	252	97	(101)

Net (decrease) increase in cash and cash equivalents	(2,198)	747	1,532
Cash and cash equivalents at beginning of year (1)	7,767	7,020	5,488

Cash and cash equivalents at end of year (2)	$5,569	$7,767	$7,020

Supplemental disclosure of cash flow information
Income tax paid	$6,299	$6,665	$5,962
Interest paid	1,622	1,553	1,390
Capital lease obligations incurred	447	159	286

(1)	Includes cash and cash equivalents of discontinued operations of $221 and $383 million at January 31, 2006 and 2005.
(2)	Includes cash and cash equivalents of discontinued operations of $221 million at January 31, 2006.

See accompanying notes.

Notes to Consolidated Financial Statements

Wal-Mart Stores, Inc.

1 Summary of Significant Accounting Policies

General

Wal-Mart Stores, Inc. (“Wal-Mart,” the “Company” or “we”) operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices (“EDLP”) while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change under frequent promotional activity. Our fiscal year ends on January 31. During the fiscal year ended January 31, 2008, we had net sales of $374.5 billion.

Consolidation

The Consolidated Financial Statements include the accounts of Wal-Mart Stores, Inc. and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation. Investments in which the Company has a 20% to 50% voting interest and where the Company exercises significant influence over the investee are accounted for using the equity method.

The Company’s operations in Argentina, Brazil, China, Costa Rica, El Salvador, Guatemala, Honduras, Japan, Mexico, Nicaragua and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events in January 2008 which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

The Company consolidates the accounts of certain variable interest entities where it has been determined that Wal-Mart is the primary beneficiary of those entities’ operations. The assets, liabilities and results of operations of these entities are not material to the Company.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $826 million and $882 million at January 31, 2008 and 2007, respectively.

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

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all of the Wal-Mart Stores segment’s merchandise inventories. Sam’s Club merchandise and merchandise in our distribution warehouses are valued based on the weighted average cost using the LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out (“FIFO”) method. At January 31, 2008 and 2007, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

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

Capitalized Interest

Interest costs capitalized on construction projects were $150 million, $182 million and $157 million in fiscal 2008, 2007 and 2006, respectively.

Long-Lived Assets

Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store level or in certain circumstances a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset’s useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

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

Goodwill is evaluated for impairment by determining the fair value of the related reporting unit. Fair value is measured based on a discounted cash flow method or relative market-based approach. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns to recover the cost of the goodwill.

Goodwill is recorded on the balance sheet in the operating segments as follows:

(Amounts in millions)
January 31,	2008	2007
International	$15,766	$13,454
Sam’s Club	305	305

Total goodwill	$16,071	$13,759

The change in the International segment’s goodwill since fiscal 2007 resulted primarily from the acquisition of the controlling interest in Bounteous Company Ltd. (“BCL”), the tender offer to acquire the remaining outstanding common and preferred shares of our Japanese subsidiary, The Seiyu, Ltd. (“Seiyu”), and foreign exchange rate fluctuations.

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

Revenue Recognition

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes revenue from layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card.

Sam’s Club Membership Fee Revenue Recognition

The Company recognizes Sam’s Club membership fee revenue both in the United States and internationally over the term of the membership, which is 12 months. The following table details unearned revenue, membership fees received from members and the amount of revenue recognized in earnings for each of the fiscal years 2008, 2007 and 2006.

(Amounts in millions)
Fiscal Year Ended January 31,	2008	2007	2006
Deferred membership fee revenue, beginning of year	$535	$490	$458
Membership fees received	1,054	1,030	940
Membership fee revenue recognized	(1,038)	(985)	(908)

Deferred membership fee revenue, end of year	$551	$535	$490

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

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company except those costs related to the transportation of products from the supplier to the warehouses, stores or clubs, the costs related to the transportation of products from the warehouses to the stores or clubs and the cost of warehousing for our Sam’s Club segment. As a result, the cost of warehousing and occupancy for our Wal-Mart Stores and International segments’ distribution facilities are included in operating, selling, general and administrative expenses. Because we do not include the cost of our Wal-Mart Stores and

International segments’ distribution facilities in cost of sales, our gross profit and gross profit as a percentage of net sales (our “gross margin”) may not be comparable to those of other retailers that may include all costs related to their distribution facilities in cost of sales and in the calculation of gross profit and gross margin.

Advertising Costs

Advertising costs are expensed as incurred and were $2.0 billion, $1.9 billion and $1.6 billion in fiscal 2008, 2007 and 2006, respectively. Advertising costs consist primarily of print and television advertisements.

Pre-Opening Costs

The costs of start-up activities, including organization costs, related to new store openings, store remodels, expansions and relocations are expensed as incurred.

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

Insurance/Self-lnsurance

The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability and the Company’s obligation for employee-related health care benefits. Liabilities associated with these risks are estimated by considering historical claims experience, demographic factors, frequency and severity factors and other actuarial assumptions. In estimating our liability for such claims, we periodically analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims. During the last few years, we have enhanced how we manage our workers’ compensation and general liability claims. As a result, our loss experience with respect to such claims has improved and the actuarially determined ultimate loss estimates, primarily for fiscal year 2004 through 2007 claims, were reduced during the quarter ended July 31, 2007. The reductions in ultimate loss estimates resulted primarily from improved claims handling experience, which impacts loss development factors and other actuarial assumptions. Due to the beneficial change in estimate of our ultimate losses, accrued liabilities for general liability and workers’ compensation claims were reduced by $196 million after tax, resulting in an increase in net income per basic and diluted common share of $0.05 for the second quarter of fiscal year 2008.

Depreciation and Amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases for fiscal years 2008, 2007 and 2006 was $6.3 billion, $5.5 billion and $4.6 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Estimated useful lives for financial statement purposes are as follows:

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

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefit of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. Financial Accounting Standards Board Interpretation (“FASB”) No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), effective for the Company for fiscal year 2008, sets out the framework by which such judgments are to be made.

Accrued Liabilities

Accrued liabilities consist of the following:

(Amounts in millions)
January 31,	2008	2007
Accrued wages and benefits	$5,247	$5,347
Self-insurance	2,907	2,954
Other	7,645	6,374

Total accrued liabilities	$15,799	$14,675

Net Income Per Common Share

Basic net income per common share is based on the weighted-average number of outstanding common shares. Diluted net income per common share is based on the weighted-average number of outstanding shares adjusted for the dilutive effect of stock options and other share-based awards. The dilutive effect of stock options and other share-based awards was 6 million, 4 million and 5 million shares in fiscal 2008, 2007 and 2006, respectively. The Company had approximately 62 million, 62 million and 57 million option shares outstanding at January 31, 2008, 2007 and 2006, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive.

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

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollars in millions):

(Amounts in millions)
Fiscal Year	2008	2007	2006
Maximum amount outstanding at any month-end	$9,176	$7,968	$9,054
Average daily short-term borrowings	5,657	4,741	5,719
Weighted-average interest rate	4.9%	4.7%	3.4%

Short-term borrowings consisted of $5.0 billion and $2.6 billion of commercial paper at January 31, 2008 and 2007, respectively. At January 31, 2008, the Company had committed lines of credit of $8.5 billion with 30 firms and banks, which were used to support commercial paper. The committed lines of credit mature at varying times starting between June 2008 and June 2012, carry interest rates of LIBOR plus 11 to 15 basis points and at prime plus zero to 50 basis points, and incur commitment fees of 1.5 to 7.5 basis points on undrawn amounts.

Long-term debt at January 31 for each fiscal year presented consists of:

(Amounts in millions)
Interest Rate	Due by Fiscal Year	2008	2007
0.310 – 11.750%, LIBOR less 0.10%	Notes due 2009	$4,688	$4,372
1.200 – 6.875%	Notes due 2010	4,584	4,614
5.250%	Notes due 2036	4,487	4,465
0.1838 – 10.880%	Notes due 2011(1)	3,511	3,292
6.500%	Notes due 2038	3,000	—
0.750 – 7.250%	Notes due 2014	2,982	2,970
1.200 – 4.125%	Notes due 2012	2,481	2,426
5.750 – 7.550%	Notes due 2031	1,994	1,983
4.875%	Notes due 2039	1,987	1,966
2.950 – 5.800%	Notes due 2019(1)	1,764	515
3.750 – 5.375%	Notes due 2018	1,027	28
3.150 – 6.630%	Notes due 2016	765	769
5.875%	Notes due 2028	750	—
1.600 – 5.000%	Notes due 2013	516	18
6.750%	Notes due 2024	250	250
2.300 – 2.875%	Notes due 2015	42	45
2.000 – 2.500%	Notes due 2017	24	37
2.875 – 13.750%, LIBOR less 0.1025%	Notes due 2008	—	3,141
5.502%	Notes due 2027	—	1,000
Other(2)		860	759

Total		$35,712	$32,650

(1)	Notes due in 2011 and 2019 both include $500 million put options.

(2)	Includes adjustments to debt hedged by derivatives.

The Company has $1.0 billion in debt with embedded put options. The holders of one $500 million debt issuance may require the Company to repurchase the debt at par plus accrued interest at any time. One issue of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. All of these issuances have been classified as long-term debt due within one year in the Consolidated Balance Sheets.

Under certain lines of credit totaling $8.5 billion, which were undrawn as of January 31, 2008, the Company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases. In addition, one of our subsidiaries has restrictive financial covenants on $2.0 billion of long-term debt that requires it to maintain certain equity, sales, and profit levels.

Long-term debt is unsecured except for $1.1 billion, which is collateralized by property with an aggregate carrying amount of approximately $1.3 billion. Annual maturities of long-term debt during the next five years and thereafter are:

(Amounts in millions)	Annual Maturity
Fiscal Year
2009	$5,913
2010	4,786
2011	3,002
2012	2,580
2013	592
Thereafter	18,839

Total	$35,712

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedule above. The resulting obligations mature as follows during the next five years and thereafter:

(Amounts in millions)	Annual Maturity
Fiscal Year
2009	$10
2010	10
2011	10
2012	10
2013	10
Thereafter	290

Total	$340

The Company had trade letters of credit outstanding totaling $2.7 billion and $3.0 billion at January 31, 2008 and 2007, respectively. At January 31, 2008 and 2007, the Company had standby letters of credit outstanding totaling $2.2 billion. These letters of credit were issued primarily for the purchase of inventory and self-insurance purposes.

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

Fair Value Instruments

The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company’s interest rate swaps that receive fixed interest rate payments and pay variable interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the instruments being hedged, the derivative instruments were assumed to be perfectly effective hedges and all changes in fair value of the hedges were recorded on the balance sheet with no net impact on the income statement.

Net Investment Instruments

At January 31, 2008 and 2007, the Company is party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency.

The Company has outstanding approximately £3.0 billion of debt that is designated as a hedge of the Company’s net investment in the United Kingdom as of January 31, 2008 and 2007. The Company also has outstanding approximately ¥142.1 billion of debt that is designated as a hedge of the Company’s net investment in Japan at January 31, 2008 and 2007. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in accumulated other comprehensive income.

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

Fair Value of Financial Instruments

(Amounts in millions)
Derivative financial instruments designated for hedging:	Notional Amount		Fair Value
Fiscal Year Ended January 31,	2008	2007	2008	2007
Received fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	$5,195	$5,195	$265	$(1)
Received fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2008 and 1/31/2007)	1,250	1,250	(75)	(181)

Total	$6,445	$6,445	$190	$(182)

Non-derivative financial instruments:
Long-term debt	$35,712	$32,650	$35,940	$32,521

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

Long-term debt: Fair value is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices.

Fair value instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

4 Accumulated Other Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. Amounts included in accumulated other comprehensive income for the Company’s derivative instruments and minimum pension liabilities are recorded net of the related income tax effects. The following table gives further detail regarding changes in the composition of accumulated other comprehensive income during fiscal 2008, 2007 and 2006

(Amount in millions)	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2005	$2,982	$(5)	$(283)	$2,694
Foreign currency translation adjustment	(1,691)			(1,691)
Change in fair value of hedge instruments		(31)		(31)
Reclassification to earnings		30		30
Subsidiary minimum pension liability			51	51

Balance at January 31, 2006	$1,291	$(6)	$(232)	$1,053
Foreign currency translation adjustment	1,584			1,584
Change in fair value of hedge instruments		123		123
Reclassification to earnings		(117)		(117)
Subsidiary minimum pension liability			(15)	(15)
Adjustment for initial application of SFAS 158, net of tax			(120)	(120)

Balance at January 31, 2007	$2,875	$—	$(367)	$2,508
Foreign currency translation adjustment	1,218			1,218
Subsidiary minimum pension liability			138	138

Balance at January 31, 2008	$4,093	$—	$(229)	$3,864

The foreign currency translation amount includes a translation loss of $9 million at January 31, 2008, and translations gains of $143 million and $521 million at January 31, 2007 and 2006, respectively, related to net investment hedges of our operations in the United Kingdom and Japan.

In conjunction with the disposition of our operations in South Korea and Germany, the Company reclassified $603 million from foreign currency translation amounts included in accumulated other comprehensive income into discontinued operations within our Consolidated Statements of Income for fiscal year 2007.

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal Year Ended January 31,	2008	2007	2006
Current:
Federal	$5,145	$4,871	$4,646
State and local	524	522	449
International	1,247	883	837

Total current tax provision	6,916	6,276	5,932

Deferred:
Federal	12	(15)	(62)
State and local	6	4	56
International	(26)	100	(123)

Total deferred tax provision	(8)	89	(129)

Total provision for income taxes	$6,908	$6,365	$5,803

Income from continuing operations before income taxes and minority interest by jurisdiction is as follows (in millions):

Fiscal Year Ended January 31,	2008	2007	2006
United States	$15,820	$15,158	$14,447
Outside the United States	4,378	3,810	3,088

Total income from continuing operations before income taxes and minority interest	$20,198	$18,968	$17,535

Items that give rise to significant portions of the deferred tax accounts are as follows (in millions):

January 31,	2008	2007
Deferred tax liabilities:
Property and equipment	$2,740	$3,153
Inventory	705	600
Other	41	282

Total deferred tax liabilities	$3,486	$4,035

Deferred tax assets:
Net operating loss carryforwards	$1,073	$865
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	2,400	2,233
Share-based compensation	324	300
Other	516	846

Total deferred tax assets	4,313	4,244
Valuation allowance	(1,589)	(1,307)

Total deferred tax assets, net of valuation allowance	$2,724	$2,937

Net deferred tax liabilities	$762	$1,098

The change in the Company’s net deferred tax liability is impacted by foreign currency translation.

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

Fiscal Year Ended January 31,	2008	2007	2006
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.72%	1.80%	1.85%
Income taxes outside the United States	-1.54%	-1.84%	-2.09%
Other	-0.98%	-1.40%	-1.67%

Effective income tax rate	34.20%	33.56%	33.09%

United States income taxes have not been provided on accumulated but undistributed earnings of its non-U.S. subsidiaries of $10.7 billion and $8.7 billion as of January 31, 2008 and 2007, respectively as the Company intends to permanently reinvest these undistributed earnings. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

The Company had foreign net operating loss carryforwards of $2.9 billion at January 31, 2008 and $2.3 billion at January 31, 2007. Of these amounts, $1.9 billion relate to pre-acquisition losses for which a valuation allowance has been recorded. Any tax benefit ultimately realized upon the release of this portion of the valuation allowance will be accounted for as an adjustment to goodwill. Net operating loss carryforwards of $1.7 billion will expire in various years through 2015. In addition, the Company had other deferred tax assets of $0.5 billion at January 31, 2008 and 2007, for which any benefit would be accounted for as an adjustment to goodwill. See Note 13, “Recent Accounting Pronouncements,” for the impact of Statement of Financial Accounting Standards No. 141(R), “Business Combinations” with regard to accounting for tax benefits acquired in a business combination.

During fiscal 2007, the Company recorded a pretax loss of $918 million on the disposition of its German operations. In addition, the Company recognized a tax benefit of $126 million related to this transaction. The Company recorded an additional loss on this disposition of $153 million during fiscal year 2008. See Note 6, “Acquisitions and Disposals,” for additional information about this transaction. The Company plans to deduct the tax loss realized on the disposition of its German operations as an ordinary worthless stock deduction. Final resolution of the amount and character of the deduction may result in the recognition of additional tax benefits of up to $1.7 billion which may be included in discontinued operations in future periods. The Internal Revenue Service often challenges the characterization of such deductions. If the loss is characterized as a capital loss, any such capital loss could only be realized by being offset against future capital gains and would expire in 2012. Any deferred tax asset, net of its related valuation allowance, resulting from the characterization of the loss as capital may be included with the Company’s non-current assets of discontinued operations.

The Company adopted the provisions of FIN 48 effective February 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company recognized a $236 million increase in the liability for unrecognized tax benefits relating to continuing operations and a $28 million increase in the related liability for interest and penalties for a total of $264 million. Of this amount, $160 million was accounted for as a reduction to the February 1, 2007, balance of retained earnings, $70 million as an increase to non-current deferred tax assets, and $34 million as an increase to current deferred tax assets.

The Company classifies interest on uncertain tax benefits as interest expense and income tax penalties as operating, selling, general and administrative expenses. At February 1, 2007, before any tax benefits, the Company had $177 million of accrued interest and penalties on unrecognized tax benefits.

In the normal course of business, the Company provides for uncertain tax positions and the related interest and adjusts its unrecognized tax benefits and accrued interest accordingly. For the full year fiscal 2008, unrecognized tax benefits related to continuing operations and accrued interest increased by $89 million and $65 million, respectively. During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by $50 million to $200 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. Such unrecognized taxed benefits relate primarily to timing recognition issues and the resolution of the gain determination on a discontinued operation in fiscal year 2004.

A reconciliation of the beginning and ending balance of unrecognized tax benefits related to continuing operations is as follows (dollars in millions):

2008
Balance at February 1, 2007	$779
Increases related to prior year tax positions	125
Decreases related to prior year tax positions	(82)
Increases related to current year tax positions	106
Settlements during the period	(50)
Lapse of statute of limitations	(10)

Balance at January 31, 2008	$868

The amount, if recognized, which is included in the balance at January 31, 2008, that would affect the Company’s effective tax rate is $597 million. The difference represents the amount of unrecognized tax benefits for which the ultimate tax consequence is certain, but for which there is uncertainty about the timing of the tax consequence recognition. Because of the impact of deferred tax accounting the timing would not impact the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

Additionally, as of February 1, 2007, the Company had unrecognized tax benefits of $1.7 billion which if recognized would be recorded as discontinued operations. Of this, $1.67 billion is related to a worthless stock deduction to be claimed for the Company’s disposition of its German operations in the second quarter of fiscal 2007, as mentioned above. This increased by $57 million in the second quarter of fiscal 2008 as a result of the final resolution of outstanding purchase price adjustment claims and certain indemnities in conjunction with the disposition of the Company’s German operations. The Company cannot predict with reasonable certainty if this matter will be resolved within the next twelve months.

The Company is subject to income tax examinations for its U.S. federal income taxes generally for the fiscal years 2007 and 2008, with fiscal years 2004 through 2006 remaining open for a limited number of issues, for non-U.S. income taxes for the tax years 2002 through 2008, and for state and local income taxes for the fiscal years generally 2004 through 2007 and from 1997 for a limited number of issues.

Additionally, the Company is subject to tax examinations for payroll, value added, sales-based and other taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the Company has made accruals for these matters which are reflected in the Company’s consolidated financial statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the Company, may result in liability material to the Company’s financial condition or results of operations.

6 Acquisitions, Investments and Disposals

Acquisitions and Investments

In February 2007, the Company announced the purchase of a 35% interest in BCL. BCL operates 101 hypermarkets in 34 cities in China under the Trust-Mart banner. The purchase price for the 35% interest was $264 million. As additional consideration, the Company paid $376 million to extinguish a loan issued to the selling BCL shareholders that is secured by the pledge of the remaining equity of BCL. Concurrent with its initial investment in BCL, the Company entered into a stockholders agreement which provides the Company with voting rights associated with a portion of the common stock of BCL securing the loan, amounting to an additional 30% of the aggregate outstanding shares. Pursuant to the purchase agreement, the Company is committed to purchase the remaining interest in BCL on or before February 2010 subject to certain conditions. The final purchase price for the remaining interest will be approximately $320 million, net of loan repayments and subject to reduction under certain circumstances.

After closing the acquisition, the Company began consolidating BCL using a December 31 fiscal year-end. The Company’s Consolidated Statements of Income for fiscal year 2008 include the results of BCL for the period commencing upon the acquisition of the Company’s interest in BCL and ending December 31, 2007. BCL’s results of operations were not material to the Company. Assets recorded in the acquisition were approximately $1.6 billion, including approximately $1.1 billion in goodwill, and liabilities assumed were approximately $1.0 billion. The consolidated financial statements of BCL, as well as the allocation of the purchase price, are preliminary.

In August 2007, the Company announced an agreement between Wal-Mart and Bharti Enterprises, an Indian company, to establish a joint venture called Bharti Wal-Mart Private Limited to conduct wholesale cash-and-carry and back-end supply chain management operations in India, in compliance with Government of India guidelines. The first wholesale facility is targeted to open in late fiscal 2009. The joint venture was formed to establish wholesale warehouse facilities to serve retailers and business owners by selling them merchandise at wholesale prices, including Bharti Retail, a wholly-owned subsidiary of Bharti Enterprises, that is developing a chain of retail stores in India. In addition, Bharti Retail has entered into a franchise agreement with an Indian subsidiary of Wal-Mart under which it will provide technical support to its retail business.

In October 2007, the Company announced the launch of a tender offer to acquire the remaining outstanding common and preferred shares of our Japanese subsidiary, Seiyu. Prior to the offer, the Company owned 50.9% of Seiyu. The tender offer commenced on October 23, expired on December 4, and closed on December 11, 2007. At closing, the Company acquired the majority of the common shares and all minority preferred shares for approximately $865 million, and expects to finalize the purchase of any remaining minority common shareholders by April 2008. The Company now owns approximately 95% of the common shares and all of the preferred shares of Seiyu. This acquisition of the remaining Seiyu shares not owned by the Company resulted in the recording of $547 million of goodwill and the elimination of $318 million minority interest related to the preferred shareholders. The allocation of the purchase price is preliminary and will be finalized in fiscal 2009.

Disposals

During fiscal 2007, the Company disposed of its operations in South Korea and Germany, which had been included in our International segment. Consequently, the net losses and cash flows related to these operations are presented as discontinued operations in our Consolidated Statements of Income and our Consolidated Statements of Cash Flows for the appropriate periods presented.

The Company recorded a pretax gain on the sale of its retail business in South Korea of $103 million, and tax expense of $63 million during fiscal 2007. In determining the gain on the disposition of our South Korean operations, the Company allocated $206 million of goodwill from the International reporting unit.

The Company recorded a loss of $918 million on the disposal of its German operations during fiscal 2007. In addition, the Company recognized a tax benefit of $126 million related to this transaction in fiscal 2007. The Company recorded a charge of $153 million in fiscal 2008 to discontinued operations related to the settlement of a post-closing adjustment and certain other indemnification obligations.

In addition to the gain and loss on the dispositions noted above, discontinued operations as presented in the Company’s Consolidated Statements of Income also include net sales and net operating losses from our South Korean and German operations as follows (in millions):

(Amounts in millions)
Fiscal Year Ended January 31,	2007	2006
Net sales	$2,489	$3,482
Net losses	(142)	(177)

7 Share-Based Compensation Plans

As of January 31, 2008, the Company has awarded share-based compensation to executives and other associates of the Company through various share-based compensation plans. The compensation cost recognized for all plans was $276 million, $271 million and $244 million for fiscal 2008, 2007 and 2006, respectively. The total income tax benefit recognized for all share-based compensation plans was $102 million, $101 million and $82 million for fiscal 2008, 2007 and 2006, respectively.

The Company’s Stock Incentive Plan of 2005 (the “Plan”), which is shareholder-approved, was established to grant stock options, restricted (non-vested) stock and performance share compensation awards to its associates, and 210 million shares of common stock to be issued under the Plan have been registered under the Securities Act of 1933 (the “Securities Act”).

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

The Company’s United Kingdom subsidiary, Asda, also offers two other stock option plans to its associates. The first plan, The Asda Colleague Share Ownership Plan 1999 (“CSOP”), grants options to certain associates. Options granted under the CSOP generally expire six years from the date of grant, with half vesting on the third anniversary of the grant and the other half on the sixth anniversary of the date of grant. Shares in the money at the vesting date are exercised while shares out of the money at the vesting date expire. The second plan, The Asda Sharesave Plan 2000 (“Sharesave”), grants options to certain associates at 80% of market value on the date of grant. Sharesave options become exercisable after either a three-year or five-year period and generally expire six months after becoming exercisable. The shares were registered under the Securities Act for issuance under CSOP and Sharesave Plans to grant stock options to its colleagues for up to a combined 34 million shares of common stock.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option’s fair value. To determine the expected life of the option, the Company bases its estimates on historical exercise and expiration activity of grants with similar vesting periods. Expected volatility is based on historical volatility of our stock and the expected risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected dividend yield is based on the annual dividend rate at the time of grant. The following table represents a weighted-average of the assumptions used by the Company to estimate the fair values of the Company’s stock options at the grant dates:

Fiscal Year Ended January 31,	2008	2007	2006
Dividend yield	2.1%	2.3%	1.6%
Volatility	18.6%	19.4%	20.8%
Risk-free interest rate	4.5%	4.8%	4.0%
Expected life in years	5.6	5.3	4.1

A summary of the stock option award activity for fiscal 2008 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Instrinsic Value
Outstanding at January 31, 2007	71,376,000	$48.65
Granted	8,933,000	42.85
Exercised	(3,134,000)	29.35
Forfeited or expired	(8,315,000)	45.31

Outstanding at January 31, 2008	68,860,000	$49.01	5.2	$198,674,000

Exercisable at January 31, 2008	38,902,000	$50.55	4.7	$72,429,000

As of January 31, 2008, there was $292 million of total unrecognized compensation cost related to stock options granted under the Plan, which is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of options vested during the fiscal years ended January 31, 2008, 2007 and 2006, was $102 million, $160 million and $197 million, respectively.

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2008, 2007 and 2006, was $11.00, $9.20 and $11.82, respectively. The total intrinsic value of options exercised during the years ended January 31, 2008, 2007 and 2006, was $60 million, $103 million and $125 million, respectively.

In fiscal 2007, the Company began issuing restricted stock rights to most associates in lieu of stock option awards. Restricted stock rights are associate rights to Company stock after a specified service period. The rights typically vest over five years with 40% vesting three years from grant date and the remaining 60% vesting five years from grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price less the expected dividend yield through the vesting period. Expected dividend yield is based on the annual dividend rate at the time of grant. The weighted average dividend yield for restricted stock rights granted in fiscal 2008 and 2007 was 8.4% and 6.9%, respectively.

A summary of the Company’s restricted stock rights activity for fiscal 2008 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Restricted Stock Rights	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock Rights at January 31, 2007	3,508,000	$42.57
Granted	3,604,000	43.42
Vested	(4,000)	42.66
Forfeited	(467,000)	43.05

Restricted Stock Rights at January 31, 2008	6,641,000	$43.00

As of January 31, 2008, there was $175 million of total unrecognized compensation cost related to restricted stock rights granted under the Plan, which is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of shares vested during the fiscal year ended January 31, 2008, was insignificant.

Under the Plan, the Company grants various types of awards of restricted (non-vested) stock to certain associates. These grants include awards for shares that vest based on the passage of time, performance criteria, or both. Vesting periods vary. The restricted stock awards may be settled in stock, or deferred as stock or cash, based upon the associate’s election. Consequently, these awards are classified as liabilities in the accompanying Consolidated Balance Sheets unless the associate has elected for the award to be settled or deferred in stock.

During fiscal 2006, the Company began issuing performance share awards under the Plan that vest based on the passage of time and achievement of performance criteria. Based on the extent to which the performance criteria are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares may be settled in stock or cash, the performance shares are accounted for as liabilities in the accompanying Consolidated Balance Sheets unless the associate has elected for the award to be settled or deferred in stock.

The fair value of the restricted stock and performance shares liabilities are remeasured each reporting period. The total liability for restricted stock and performance share awards at January 31, 2008 and January 31, 2007, was $125 million and $153 million, respectively.

A summary of the Company’s non-vested restricted stock and performance share award activity for fiscal 2008 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Non-Vested Restricted Stock and Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock and Performance Share Awards at January 31, 2007	10,095,000	$47.38
Granted	3,114,000	47.29
Vested	(688,000)	50.52
Forfeited	(1,734,000)	48.34

Restricted Stock and Performance Share Awards at January 31, 2008	10,787,000	$47.00

As of January 31, 2008, there was $198 million of total unrecognized compensation cost related to restricted stock and performance share awards granted under the Plan, which is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of shares vested during the fiscal years ended January 31, 2008, 2007 and 2006, was $24 million, $38 million and $20 million, respectively.

8 Legal Proceedings

The Company is involved in a number of legal proceedings. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” the Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company’s consolidated financial statements. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company’s shareholders. The matters, or groups of related matters, discussed below, if adversely decided or settled by the Company, individually or in the aggregate, may result in liability material to the Company’s financial condition or results of operations.

Wage and Hour “Off the Clock” Class Actions: The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs are current and former hourly associates who allege that the Company forced them to work “off the clock” or failed to provide work breaks, or otherwise that they were not paid correctly for work performed. The complaints generally seek unspecified monetary damages, injunctive relief, or both. Class or collective-action certification has yet to be addressed by the court in a majority of these cases. Where it has been addressed, certification has been denied in nine of these cases; has been granted in whole or in part in eleven of these cases; and has been conditionally granted for notice purposes in three of these cases. In another nine such cases, certification was denied and the case was then dismissed, and in two additional such cases, certification was granted and the case was then dismissed. The Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits, except as noted below.

One of the class-action lawsuits described above is Savaglio v. Wal-Mart Stores, Inc., a class-action lawsuit in which the plaintiffs allege that they were not provided meal and rest breaks in accordance with California law, and seek monetary damages and injunctive relief. A trial on the plaintiffs’ claims for monetary damages concluded on December 22, 2005. The jury returned a verdict of approximately $57 million in statutory penalties and $115 million in punitive damages. In June 2006, the judge entered an order allowing some, but not all, of the injunctive relief sought by the plaintiffs. On December 27, 2006, the judge entered an order awarding the plaintiffs an additional amount of approximately $26 million in costs and attorneys’ fees. The Company believes it has substantial factual and legal defenses to the claims at issue, and on January 31, 2007, the Company filed its Notice of Appeal.

In another of the class-action lawsuits described above, Braun/Hummel v. Wal-Mart Stores, Inc., a trial was commenced in September 2006, in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, the jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs’ meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury’s back-pay award plus statutory penalties, prejudgment interest and attorneys’ fees. The Company believes it has substantial factual and legal defenses to the claims at issue, and on December 7, 2007, the Company filed its Notice of Appeal.

In another of the class-action lawsuits described above, Braun v. Wal-Mart Stores, Inc., a trial commenced on September 24, 2007, in the First Judicial District Court for Dakota County, Minnesota, on the plaintiffs’ claims for backpay damages. The plaintiffs allege that class members worked off the clock and were not provided meal and rest breaks in accordance with Minnesota law, and seek monetary damages in an unspecified amount, together with attorneys’ fees, interest, statutory penalties, and punitive damages, if any. Testimony concluded on December 11, 2007, on the plaintiffs’ backpay claims, and the judge took the matter under advisement. No ruling has been received. The judge has not determined whether the plaintiffs will be allowed to proceed to trial on their claims for punitive damages, but a separate trial has been scheduled for October 20, 2008, in the event those claims are allowed to proceed to trial. The Company believes that it has substantial factual and legal defenses to the claims at issue. The Company cannot reasonably estimate the possible loss or range of loss that may arise from this litigation.

Exempt Status Cases: The Company is currently a defendant in two putative class actions pending in federal court in California in which the plaintiffs seek certification of a class of salaried managers who challenge their exempt status under state and federal laws. In one of those cases (Sepulveda v. Wal-Mart Stores, Inc.), class certification has been denied and the ruling is now on appeal. In the other (Salvador v. Wal-Mart Stores, Inc. and Sam’s West, Inc.), certification has not yet been addressed by the trial court. The Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits.

Gender Discrimination Cases: The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a class-action lawsuit commenced in June 2001 and pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company’s retail stores and warehouse clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys’ fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs’ motion for class certification. The class, which was certified by the district court for purposes of liability, injunctive and declaratory relief, punitive damages, and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs. The class as certified currently includes approximately 1.6 million present and former female associates.

The Company believes that the district court’s ruling is incorrect. On August 31, 2004, the United States Court of Appeals for the Ninth Circuit granted the Company’s petition for discretionary review of the ruling. On February 6, 2007, a divided three-judge panel of the Court of Appeals issued a decision affirming the district court’s certification order. On February 20, 2007, the Company filed a petition asking that the decision be reconsidered by a larger panel of the court. On December 11, 2007, the three-judge panel withdrew its opinion of February 6, 2007, and issued a revised opinion. As a result, Wal-Mart’s Petition for Rehearing En Banc was denied as moot. Wal-Mart filed a new Petition for Rehearing En Banc on January 8, 2008. If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company. However, because of the uncertainty of the outcome of the appeal from the district court’s certification decision, because of the uncertainty of the balance of the proceedings contemplated by the district court, and because the Company’s liability, if any, arising from the litigation, including the size of any damages award if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss that may arise from the litigation.

The Company is a defendant in a lawsuit that was filed on August 24, 2001, in the United States District Court for the Eastern District of Kentucky. EEOC (Janice Smith) v. Wal-Mart Stores, Inc. is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, distribution center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification. The Company cannot reasonably estimate the possible loss or range of loss that may arise from this litigation.

California Hazardous Materials Investigations: On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney’s Office for the Central District of California, seeking documents and information relating to the Company’s receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney’s Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act (“RCRA”), the Clean Water Act, and the Hazardous Materials Transportation Statute. This U.S. Attorney’s Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company’s stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as “hazardous waste” directly to a certified disposal facility using a certified hazardous waste carrier. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company’s financial condition or results of operations.

Additionally, the U.S. Attorney’s Office in the Northern District of California has initiated its own investigation regarding the Company’s handling of hazardous materials and hazardous waste and the Company has received administrative document requests from the California Department of Toxic Substances Control requesting documents and information with respect to two of the Company’s distribution facilities. Further, the Company also received a subpoena from the Los Angeles County District Attorney’s Office for documents and administrative interrogatories requesting information, among other things, regarding the Company’s handling of materials and hazardous waste. California state and local government authorities and the State of Nevada have also initiated investigations into these matters. The Company is cooperating fully with the respective authorities. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company’s financial condition or results of operations.

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.6 billion, $1.4 billion and $1.0 billion in 2008, 2007 and 2006, respectively. Aggregate minimum annual rentals at January 31, 2008, under non-cancelable leases are as follows:

(Amounts in millions) Fiscal Year
	Operating Leases	Capital Leases
2009	$1,094	$595
2010	1,051	576
2011	994	561
2012	866	528
2013	788	494
Thereafter	8,966	3,243

Total minimum rentals	$13,759	$5,997

Less estimated executory costs		27

Net minimum lease payments		5,970
Less imputed interest at rates ranging from 3.0% to 13.6%		2,051

Present value of minimum lease payments		$3,919

Certain of the Company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals amounted to $33 million, $41 million and $27 million in 2008, 2007 and 2006, respectively. Substantially all of the Company’s store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2008, the aggregate termination payment would have been $129 million. The two arrangements pursuant to which these payments could be made expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $97 million upon termination of some or all of these agreements.

The Company has potential future lease commitments for land and buildings for 165 future locations. These lease commitments have lease terms ranging from 2 to 39 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $67 million for fiscal 2009, based on current cost estimates.

10 Retirement-related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Plan under which most full-time and many part-time associates become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, and the Company makes an additional contribution to the associates’ 401(k) component of the plan. In addition to the Company contributions, associates may elect to contribute a percentage of their earnings to the 401(k) component of the plan. During fiscal 2008, participants could contribute up to 50% of their pretax earnings, but not more than statutory limits.

Associates may choose from among 13 different investment options for the 401(k) component of the plan and 14 investment options for the Profit Sharing component of the plan. For associates who did not make an election, their 401(k) balance in the plan was placed in a balanced fund. Associates’ 401(k) funds immediately vest, and associates may change their investment options at any time. Associates with three years of service have full diversification rights with the 14 investment options for the Profit Sharing component of the plan. Prior to January 31, 2008, associates were fully vested in the Profit Sharing component of the plan after seven years of service, with vesting starting at 20% at three years of service and increasing 20% each year until year seven. Effective January 31, 2008, associates are fully vested in the Profit Sharing component of the plan after six years of service, with vesting starting at 20% at two years of service and increasing 20% each year until year six.

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Plans are made at the sole discretion of the Company. Expense associated with these plans was $945 million, $890 million and $827 million in fiscal 2008, 2007 and 2006, respectively.

Employees in foreign countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $267 million, $274 million and $244 million in fiscal 2008, 2007 and 2006, respectively.

The Company’s subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was overfunded by $5 million at January 31, 2008 and underfunded by $251 million at January 31, 2007. The plan in Japan was underfunded by $202 million and $208 million at January 31, 2008 and 2007, respectively. These underfunded amounts have been recorded in our Consolidated Balance Sheets upon the adoption of SFAS 158. Certain other foreign operations have defined benefit arrangements that are not significant.

11 Segments

The Company is engaged in the operations of retail stores located in all 50 states of the United States, Argentina, Brazil, Canada, Puerto Rico and the United Kingdom and through majority-owned subsidiaries in Central America, Japan, and Mexico. The Company operates retail stores in China through joint ventures and through its investment in BCL. The Company identifies segments in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” and is primarily based on the operations of the Company that our chief operating decision maker regularly reviews to analyze performance and allocate resources among business units of the Company.

The Wal-Mart Stores segment includes the Company’s mass merchant concept in the United States under the Wal-Mart brand. The Sam’s Club segment includes the warehouse membership clubs in the United States as well as samsclub.com. The International segment consists of the Company’s operations outside of the United States. The amounts under the caption “Other” in the table below relating to operating income are unallocated corporate overhead items.

The Company measures the profit of its segments as “segment operating income,” which is defined as income from continuing operations before net interest expense, income taxes and minority interest and excludes unallocated corporate overhead and results of discontinued operations. At the beginning of fiscal 2008, the Company revised the measurement of each segment’s operating income. The measurement now includes within each operating segment certain direct income and expense items that had previously been accounted for as unallocated corporate overhead. All prior year measurements of segment operating income have been restated for comparative purposes. Information on segments and the reconciliation to income from continuing operations before income taxes, minority interest and discontinued operations appears in the following tables.

(Amounts in millions)
Fiscal Year Ended January 31, 2008	Wal-Mart Stores	Sam’s Club	International	Other	Consolidated
Revenues from external customers	$239,529	$44,357	$90,640	$—	$374,526
Operating income (loss)	17,516	1,618	4,769	(1,907)	21,996
Interest expense, net					(1,798)

Income from continuing operations before income taxes and minority interest					$20,198
Total assets of continuing operations	$84,286	$11,722	$62,961	$4,545	$163,514
Depreciation and amortization	3,813	507	1,684	313	6,317

Fiscal Year Ended January 31, 2007	Wal-Mart Stores	Sam’s Club	International	Other	Consolidated
Revenues from external customers	$226,294	$41,582	$77,116	$—	$344,992
Operating income (loss)	16,620	1,480	4,265	(1,868)	20,497
Interest expense, net					(1,529)

Income from continuing operations before income taxes and minority interest					$18,968
Total assets of continuing operations	$79,040	$11,448	$55,903	$5,196	$151,587
Depreciation and amortization	3,323	475	1,409	252	5,459

Fiscal Year Ended January 31, 2006	Wal-Mart Stores	Sam’s Club	International	Other	Consolidated
Revenues from external customers	$209,910	$39,798	$59,237	$—	$308,945
Operating income (loss)	15,267	1,407	3,438	(1,399)	18,713
Interest expense, net					(1,178)

Income from continuing operations before income taxes and minority interest					$17,535
Total assets of continuing operations	$72,368	$10,588	$48,752	$4,522	$136,230
Depreciation and amortization	2,947	436	1,011	251	4,645

In the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $66.8 billion, $62.3 billion and $55.5 billion as of January 31, 2008, 2007 and 2006, respectively. In the United States, additions to long-lived assets were $10.4 billion, $12.2 billion and $11.8 billion in fiscal 2008, 2007 and 2006, respectively.

Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $30.3 billion, $26.1 billion and $22.4 billion in fiscal 2008, 2007 and 2006, respectively. Outside of the United States, additions to long-lived assets were $4.5 billion, $3.5 billion and $2.7 billion in fiscal 2008, 2007 and 2006, respectively. The International segment includes all real estate outside the United States. The operations of the Company’s Asda subsidiary are significant in comparison to the total operations of the International segment. Asda sales during fiscal 2008, 2007 and 2006 were $33.4 billion, $28.9 billion and $26.8 billion, respectively. Asda long-lived assets, consisting primarily of property and equipment, net, totaled $14.3 billion, $13.3 billion and $11.0 billion at January 31, 2008, 2007 and 2006, respectively.

12 Quarterly Financial Data (Unaudited)

	Quarters ended
(Amounts in millions except per share data)	April 30,	July 31,	October 31,	January 31,
Fiscal 2008
Net sales	$85,387	$91,990	$90,880	$106,269
Cost of sales	65,311	70,589	69,292	81,323

Gross profit	$20,076	$21,401	$21,588	$24,946
Income from continuing operations	$2,826	$3,105	$2,857	$4,096
Loss from discontinued operations, net of tax	—	(153)	—	—

Net income	$2,826	$2,952	$2,857	$4,096
Basic net income per common share:
Basic income per common share from continuing operations	$0.69	$0.76	$0.71	$1.03
Basic loss per common share from discontinued operations	—	(0.04)	—	—

Basic net income per common share	$0.69	$0.72	$0.71	$1.03

Diluted net income per common share:
Diluted income per common share from continuing operations	$0.68	$0.76	$0.70	$1.02
Diluted loss per common share from discontinued operations	—	(0.04)	—	—

Diluted net income per common share	$0.68	$0.72	$0.70	$1.02

Fiscal 2007
Net sales	$78,834	$84,524	$83,543	$98,090
Cost of sales	60,237	64,585	63,765	75,565

Gross profit	$18,597	$19,939	$19,778	$22,525
Income from continuing operations	$2,660	$2,984	$2,594	$3,940
Loss from discontinued operations, net of tax	(45)	(901)	53	—

Net income	$2,615	$2,083	$2,647	$3,940
Basic and diluted net income per common share:
Basic and diluted income per common share from continuing operations	$0.64	$0.72	$0.62	$0.95
Basic and diluted (loss) income per common share from discontinued operations	(0.01)	(0.22)	0.01	—

Basic and diluted net income per common share	$0.63	$0.50	$0.63	$0.95

The sum of quarterly financial data may not agree to annual amounts due to rounding.

13 Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands required disclosures about fair value measurements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities. The Company will adopt SFAS 157 on February 1, 2008, as required. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial condition and results of operations. However, the Company believes it will likely be required to provide additional disclosures as part of future financial statements, beginning with the first quarter of fiscal 2009.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The Company adopted the funded status recognition and disclosure elements as of January 31, 2007, and will adopt measurement elements as of January 31, 2009, as required by SFAS 158. The adoption of SFAS 158 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective beginning February 1, 2008. The adoption of SFAS 159 is not expected to have a material impact on the Company’s financial condition and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141, “Business Combinations,” but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS 141(R) better defines the acquirer and the acquisition date in a business combination, establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business and requires expanded disclosures than previously required by SFAS 141. SFAS 141(R) also requires that, from the date of adoption of SFAS 141(R), any change in valuation allowance or uncertain tax position related to an acquired business, irrespective of the acquisition date, shall be recorded as an adjustment to income tax expense and not as an adjustment to goodwill as had previously been required under SFAS 141. SFAS 141(R) will be effective for all business combinations with an acquisition date on or after February 1, 2009, and early adoption is not permitted. The Company is currently evaluating the impact SFAS No. 141(R) will have on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the company’s balance sheet, rather than in the balance sheet between liabilities and equity. SFAS 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company’s income statement and establishes guidelines for accounting for changes in ownership percentages and for deconsolidation. SFAS 160 will be effective beginning February 1, 2009. The adoption of SFAS 160 is not expected to have a material impact on the Company’s financial condition and results of operations.

14 Subsequent Events

On March 6, 2008, the Company’s Board of Directors approved an increase in annual dividends to $0.95 per share. The annual dividend will be paid in four quarterly installments on April 7, 2008, June 2, 2008, September 2, 2008, and January 2, 2009, to holders of record on March 14, May 16, August 15 and December 15, 2008, respectively.

In March 2008, the Company announced it was exploring strategic options for its property development subsidiary, Gazeley Limited, which could conclude in a sale of that business. Gazeley Limited develops industrial distribution warehouses in the United Kingdom, mainland Europe and China and has extended its operations to India and Mexico.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 5 and 13 to the consolidated financial statements, respectively, effective February 1, 2007 the Company changed its method of accounting for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and effective January 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Rogers, Arkansas March 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wal-Mart Stores, Inc.

We have audited Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report to Our Shareholders”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying “Management’s Report to Our Shareholders”, management’s assessment of and conclusion on effectiveness of internal control over financial reporting did not include the internal controls of Bounteous Company Ltd, which is included in the fiscal 2008 consolidated financial statements of Wal-Mart Stores, Inc. and constituted, 1.1% and 0.4% of consolidated total assets and consolidated net sales, respectively, of the Company as of, and for the year ended January 31, 2008. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting of Bounteous Company Ltd.

In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2008 and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Rogers, Arkansas March 26, 2008

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

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this annual report. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission (“SEC”) the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2008. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2008. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Wal-Mart’s internal control over financial reporting was effective as of January 31, 2008. The Company’s internal control over financial reporting as of January 31, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report to Shareholders.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting excluded BCL, of which the Company had the right to control a majority of BCL’s shares during fiscal 2008. This entity represented, in the aggregate, 1.1% and 0.4% of consolidated total assets and consolidated net sales, respectively, of the Company as of and for the year ended January 31, 2008. This acquisition is more fully discussed in Note 6 to our Consolidated Financial Statements for fiscal 2008. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2008, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

/s/ H. Lee Scott, Jr.
H. Lee Scott, Jr.
President and Chief Executive Officer

/s/ Thomas M. Schoewe
Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2008 End-of-Year Store Count

Wal-Mart Stores, Inc.

State	Discount Stores	Supercenters	Neighborhood Markets	Sam’s Clubs	Grand Total
Alabama	7	87	4	13	111
Alaska	6	2	—	3	11
Arizona	10	57	13	14	94
Arkansas	16	64	6	6	92
California	140	31	—	37	208
Colorado	10	54	—	15	79
Connecticut	29	5	—	3	37
Delaware	4	4	—	1	9
Florida	43	152	18	41	254
Georgia	9	119	—	22	150
Hawaii	8	—	—	2	10
Idaho	3	16	—	2	21
Illinois	63	79	—	28	170
Indiana	19	77	4	16	116
Iowa	12	44	—	8	64
Kansas	9	46	3	6	64
Kentucky	16	68	6	7	97
Louisiana	8	74	4	12	98
Maine	10	12	—	3	25
Maryland	32	12	—	12	56
Massachusetts	39	6	—	3	48
Michigan	24	57	—	26	107
Minnesota	22	38	—	13	73
Mississippi	8	56	1	6	71
Missouri	31	86	—	15	132
Montana	3	10	—	1	14
Nebraska	—	28	—	3	31
Nevada	4	23	11	6	44
New Hampshire	16	10	—	4	30
New Jersey	45	1	—	10	56
New Mexico	3	28	2	7	40
New York	44	46	—	17	107
North Carolina	29	95	—	22	146
North Dakota	2	8	—	3	13
Ohio	32	109	—	30	171
Oklahoma	18	66	16	8	108
Oregon	14	16	—	—	30
Pennsylvania	44	78	—	23	145
Rhode Island	7	2	—	1	10
South Carolina	10	58	—	9	77
South Dakota	—	12	—	2	14
Tennessee	6	99	6	16	127
Texas	45	289	33	72	439
Utah	2	29	5	7	43
Vermont	4	—	—	—	4
Virginia	18	70	—	14	102
Washington	19	28	—	3	50
West Virginia	2	33	—	5	40
Wisconsin	26	53	—	12	91
Wyoming	—	10	—	2	12

United States totals	971	2,447	132	591	4,141

International(1)

Country	Units
Argentina	21
Brazil	313
Canada	305
Central America	457
China - Wal-Mart	101
China - Trust-Mart	101
Japan	394
Mexico	1,023
Puerto Rico	54
United Kingdom	352

International Total	3,121

Grand Total	7,262

(1)	Unit counts are as of January 31, 2008.

At January 31, 2008, our international operating formats varied by market and included:

•	Argentina - 20 supercenters and 1 combination discount and grocery store (Changomas)

•

Brazil - 29 supercenters, 21 Sam’s Clubs, 70 hypermarkets (Hiper Bompreço, Big), 158 supermarkets (Bompreço, Mercadorama, Nacional), 13 cash-n-carry stores (Maxxi Alacado), 21 combination discount and grocery stores (Todo Dia) and 1 general merchandise store (Magazine)

•	Canada - 31 supercenters, 268 discount stores and 6 Sam’s Clubs

•	China - 96 supercenters, 2 Neighborhood Markets, 3 Sam’s Clubs and 101 hypermarkets (Trust-Mart)

•	Costa Rica - 6 hypermarkets (Hiper Mas), 23 supermarkets (Más por Menos), 9 warehouse stores (Maxi Bodega) and 111 discount stores (Pali)

•	El Salvador - 2 hypermarkets (Hiper Paiz), 32 supermarkets (La Despensa de Don Juan) and 36 discount stores (Despensa Familiar)

•	Guatemala - 6 hypermarkets (Hiper Paiz), 28 supermarkets (Paiz), 12 warehouse stores (Maxi Bodega), 2 membership clubs (Club Co) and 97 discount stores (Despensa Familiar)

•	Honduras - 1 hypermarket (Hiper Paiz), 7 supermarkets (Paiz), 7 warehouse stores (Maxi Bodega) and 32 discount stores (Despensa Familiar)

•	Japan - 114 hypermarkets (Livin, Seiyu), 276 supermarkets (Seiyu, Sunny) and 4 general merchandise stores (Seiyu)

•

Mexico - 136 supercenters, 83 Sam’s Clubs, 129 supermarkets (Superama, Mi Bodega), 246 combination discount and grocery stores (Bodega), 76 department stores (Suburbia), 349 restaurants and 4 discount stores (Mi Bodega Express)

•	Nicaragua - 6 supermarkets (La Unión) and 40 discount stores (Pali)

•	Puerto Rico - 6 supercenters, 8 discount stores, 9 Sam’s Clubs and 31 supermarkets (Amigo)

•

United Kingdom - 29 supercenters (Asda), 298 supermarkets (Asda, Asda Small Town), 13 general merchandise stores (Asda Living) and 12 apparel stores (George). We plan to close the George stores in fiscal 2009.

Board of directors

Aida M. Alvarez

Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001.

James W. Breyer

Mr. Breyer is a Managing Partner of Accel Partners, a venture capital firm.

M. Michele Burns

Ms. Burns is the Chairman of the Board of Directors and Chief Executive Officer of Mercer LLC, a subsidiary of Marsh and McLennan Companies, Inc.

James I. Cash, Jr., Ph.D.

Dr. Cash is the retired James E. Robison Professor of Business Administration at Harvard Business School, where he served from July 1976 to October 2003.

Roger C. Corbett

Mr. Corbett is the retired Chief Executive Officer and Group Managing Director of Woolworths Limited, the largest retail company in Australia.

Douglas N. Daft

Mr. Daft is the retired Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company, a beverage manufacturer, where he served in that capacity from February 2000 until May 2004 and in various other capacities since 1969.

David D. Glass

Mr. Glass is former Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc., serving in that position from February 2000 until June 2006, and the former President and Chief Executive Officer of Wal-Mart Stores, Inc. from January 1988 to January 2000.

Roland A. Hernandez

Mr. Hernandez is the retired Chairman of the Board of Directors and Chief Executive Officer of Telemundo Group, Inc., a Spanish-language television station company where he served from August 1998 to December 2000.

Allen I. Questrom

Mr. Questrom is the retired Chairman of the Board of Directors and Chief Executive Officer of J.C. Penney Company, Inc.

H. Lee Scott, Jr.

Mr. Scott is the President and Chief Executive Officer of Wal-Mart Stores, Inc.

Jack C. Shewmaker

Mr. Shewmaker is the President of J-COM, Inc., a consulting company, a retired Wal-Mart executive and a rancher.

Jim C. Walton

Mr. Walton is the Chairman of the Board of Directors and Chief Executive Officer of Arvest Bank Group, Inc., a group of banks operating in the states of Arkansas, Kansas, Missouri and Oklahoma.

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

1-800-438-6278

TDD for hearing-impaired inside the U.S. 1-800-952-9245

Internet: http//www.computershare.com

Dividend reinvestment and direct stock purchase available

Listing

New York Stock Exchange

Stock Symbol: WMT

Annual meeting:

Our Annual Meeting of Shareholders will be held on Friday, June 6, 2008, in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with shareholders:

Wal-Mart Stores, Inc. periodically communicates with its shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications refer to our Web site www.walmartstores.com/investors.

Independent registered public accounting firm:

Ernst & Young LLP

5414 Pinnacle Point Dr., Suite 102

Rogers, AR 72758

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling 479-273-8446. These reports are also available via the corporate Web site.

Annual Report on Form 10-K

Quarterly Reports on Form 10-Q

Current Sales and Earnings Releases

Current Reports on Form 8-K

Copy of Annual Meeting Proxy Statement

Supplier Standards Report

Market price of common stock

Fiscal year ended January 31,

	2008		2007
	High	Low	High	Low
1st Quarter	$50.42	$45.06	$48.87	$44.52
2nd Quarter	51.44	45.73	50.00	42.31
3rd Quarter	48.42	42.09	52.15	43.48
4th Quarter	51.30	42.50	49.70	44.80

Fiscal year ended January 31,

	2009
	High	Low
1st Quarter	$53.49	$47.84

*	Through March 21, 2008

Dividends payable per share

Fiscal year ended January 31, 2009

April 7, 2008	$0.2375
June 2, 2008	$0.2375
September 2, 2008	$0.2375
January 2, 2009	$0.2375

Dividends paid per share

Fiscal year ended January 31, 2008

April 2, 2007	$0.22
June 4, 2007	$0.22
September 4, 2007	$0.22
January 2, 2008	$0.22

Fiscal year ended January 31, 2007

April 3, 2006	$0.1675
June 5, 2006	$0.1675
September 5, 2006	$0.1675
January 2, 2007	$0.1675

Stock Performance Chart

This graph compares the cumulative total shareholder return on Wal-Mart’s common stock during the five fiscal years ending with fiscal 2008 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2003, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders

As of March 21, 2008, there were 303,823 holders of record of Wal-Mart’s common stock.

Certifications

The Company’s Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the Securities and Exchange Commission (the “SEC”) regarding the quality of the Company’s public disclosure for each of the periods ended during the Company’s fiscal year ended January 31, 2008, and the effectiveness of internal control over financial reporting as of January 31, 2008 and 2007. Further, the Company’s Chief Executive Officer has certified to the New York Stock Exchange (“NYSE”) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE listing standards.