Form 10-K, Exhibit 13
WAL MART STORES INC
filed 2009-04-01
CIK 104169

EXHIBIT 13
Five-Year Financial Summary
Wal-Mart Stores, Inc.

(Dollar amounts in millions except ratios and per share data)
Fiscal Year Ended January 31,	2009	2008	2007	2006	2005

Operating Results
Net sales	$401,244	$374,307	$344,759	$308,945	$281,488
Net sales increase	7.2%	8.6%	11.6%	9.8%	11.4%
Comparable store sales increase in the United States (1)	3.5%	1.6%	2.0%	3.4%	3.3%
Cost of sales	$306,158	$286,350	$263,979	$237,649	$216,832
Operating, selling, general and administrative expenses	76,651	70,174	63,892	55,724	50,178
Interest expense, net	1,900	1,794	1,529	1,180	980
Effective tax rate	34.2%	34.2%	33.5%	33.1%	34.2%
Income from continuing operations	$13,254	$12,863	$12,189	$11,386	$10,482
Net income	13,400	12,731	11,284	11,231	10,267
Per share of common stock:
Income from continuing operations, diluted	$3.35	$3.16	$2.92	$2.72	$2.46
Net income, diluted	3.39	3.13	2.71	2.68	2.41
Dividends	0.95	0.88	0.67	0.60	0.52
Financial Position
Current assets of continuing operations	$48,754	$47,053	$46,489	$43,473	$37,913
Inventories	34,511	35,159	33,667	31,910	29,419
Property, equipment and capital lease assets, net	95,653	96,867	88,287	77,863	66,549
Total assets of continuing operations	163,234	162,547	150,658	135,758	117,139
Current liabilities of continuing operations	55,307	58,338	52,089	48,915	42,609
Long-term debt	31,349	29,799	27,222	26,429	20,087
Long-term obligations under capital leases	3,200	3,603	3,513	3,667	3,073
Shareholders’ equity	65,285	64,608	61,573	53,171	49,396
Financial Ratios
Current ratio	0.9	0.8	0.9	0.9	0.9
Return on assets (2)	8.4%	8.5%	8.8%	9.3%	9.8%
Return on shareholders’ equity (3)	21.2%	21.0%	22.0%	22.8%	23.1%
Other Year-End Data
Walmart U.S. Segment
Discount stores in the United States	891	971	1,075	1,209	1,353
Supercenters in the United States	2,612	2,447	2,256	1,980	1,713
Neighborhood Markets in the United States	153	132	112	100	85
International Segment
Units outside the United States	3,615	3,098	2,734	2,158	1,480
Sam's Club Segment
Sam’s Clubs in the United States	602	591	579	567	551

(1)
For fiscal 2006 and fiscal 2005, we considered comparable store sales to be sales at stores that were open as of February 1st of the prior fiscal year and which had not been converted, expanded or relocated since that date. Fiscal 2008 and fiscal 2007 comparable store sales includes all stores and clubs that have been open for at least the previous 12 months. Additionally, for those fiscal years, stores and clubs that are relocated, expanded or converted are excluded from comparable store sales for the first 12 months following the relocation, expansion or conversion. Fiscal 2009 comparable store sales included sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions.

(2)	Income from continuing operations before minority interest divided by average total assets from continuing operations.
(3)	Income from continuing operations before minority interest divided by average shareholders’ equity.

Financial information for fiscal years 2006, 2007 and 2008 has been restated to reflect the impact of the following activities in fiscal 2009:
•	The closure and disposition of 23 stores and other properties of The Seiyu, Ltd. (“Seiyu”) in Japan under a restructuring plan; and
•	The sale of Gazeley Limited (“Gazeley”), a property development subsidiary in the United Kingdom.

Financial information for fiscal year 2005 has not been restated to reflect the impact of these activities as the adjustments are immaterial.

Financial information for fiscal years 2005 and 2006 has been restated to reflect the disposition of our South Korean and German operations that occurred in fiscal 2007.

The consolidation of Seiyu had a significant impact on the fiscal 2006 financial position amounts in this summary.

Certain reclassifications have been made to prior periods to conform to current presentations.

Table of contents

Management’s discussion and analysis of financial condition and results of operations	3

Consolidated Statements of Income	18

Consolidated Balance Sheets	19

Consolidated Statements of Shareholders’ Equity	20

Consolidated Statements of Cash Flows	21

Notes to Consolidated Financial Statements	22

Report of independent registered public accounting firm	42

Report of independent registered public accounting firm on internal control over financial reporting	43

Management’s report to our shareholders	44

Fiscal 2009 end-of-year store count	46

Board of directors	48

Corporate and stock information	49

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

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2009, and the year then ended and accompanying notes.

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store sales. Segment operating income refers to income from continuing operations before net interest expense, income taxes and minority interest and excludes unallocated corporate overhead and results of discontinued operations. From time to time, we revise the measurement of each segment’s operating income as changes in business needs dictate. When we do, we restate all periods presented for comparative purposes.

Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. In fiscal 2008 and fiscal 2007, our method of calculating comparable store sales included all stores and clubs that were open for at least the previous 12 months. Additionally, stores and clubs that were relocated, expanded or converted were excluded from comparable store sales for the first 12 months following the relocation, expansion or conversion. During fiscal year 2008, the Company reviewed its definition of comparable store sales for consistency with other retailers. For fiscal year 2009, beginning February 1, 2008, Wal-Mart revised its definition of comparable store sales to include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Changes in format continue to be excluded from comparable store sales when the conversion is accompanied by a relocation or expansion that results in a change in square footage of more than five percent. Since the impact of this revision is inconsequential, the Company will not restate comparable store sales results for previously reported years. Comparable store sales are also referred to as “same-store” sales by others within the retail industry. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

Operations

Our operations comprise three business segments: Walmart U.S., International and Sam’s Club.

Our Walmart U.S. segment is the largest segment of our business, accounting for 63.7% of our fiscal 2009 net sales and operates stores in three different formats in the United States, as well as its online retail operations, walmart.com. Our Walmart U.S. retail formats include:

•	Discount stores, which average approximately 108,000 square feet in size and offer a wide assortment of general merchandise and a limited variety of food products;
•	Supercenters, which average approximately 186,000 square feet in size and offer a wide assortment of general merchandise and a full-line supermarket; and
•	Neighborhood Markets, which average approximately 42,000 square feet in size and offer a full-line supermarket and a limited assortment of general merchandise.

At January 31, 2009, our International segment consisted of retail operations in 14 countries and Puerto Rico. This segment generated 24.6% of our fiscal 2009 net sales. The International segment includes numerous different formats of retail stores and restaurants, including discount stores, supercenters and Sam’s Clubs that operate outside the United States.

Our Sam’s Club segment consists of membership warehouse clubs in the United States and the segment’s online retail operations, samsclub.com. Sam’s Club accounted for 11.7% of our fiscal 2009 net sales. Our Sam’s Clubs average approximately 133,000 square feet in size.

For certain financial information relating to our segments, see Note 11 to our Consolidated Financial Statements.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and the countries we serve internationally. We face strong sales competition from other discount, department, drug, variety and specialty stores, warehouse clubs, and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call “associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, currency exchange fluctuations, fuel and energy prices, weather patterns, catastrophic events, competitive pressures and insurance costs. Further information on risks to our Company can be located in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Company Performance Metrics

Management uses a number of metrics to assess the Company’s performance including:

•	Total sales;

•	Comparable store sales;

•	Operating income;

•	Diluted income per share from continuing operations;

•	Return on investment; and

•	Free cash flow.

Total Sales
(Amounts in millions)

	Fiscal Year Ended January 31,
	2009			2008			2007
		Percent	Percent		Percent	Percent		Percent
	Net sales	of total	increase	Net sales	of total	increase	Net sales	of total
Walmart U.S.	$255,745	63.7%	6.8%	$239,529	64.0%	5.8%	$226,294	65.6%
International	98,645	24.6%	9.1%	90,421	24.1%	17.6%	76,883	22.3%
Sam’s Club	46,854	11.7%	5.6%	44,357	11.9%	6.7%	41,582	12.1%
Total net sales	$401,244	100.0%	7.2%	$374,307	100.0%	8.6%	$344,759	100.0%

Comparable Store Sales

	Fiscal Year Ended January 31,
	2009	2008	2007
Walmart U.S.	3.2%	1.0%	1.9%
Sam’s Club (1)	4.8%	4.9%	2.5%
Total U.S.	3.5%	1.6%	2.0%

(1) Sam's Club comparable club sales include fuel. Fuel sales had a positive impact of 1.2 and 0.7 percentage points in fiscal years 2009 and 2008, respectively, and negative 0.4 percentage points on comparable club sales in fiscal 2007.

Our total net sales increased by 7.2% and 8.6% in fiscal 2009 and 2008 when compared to the previous fiscal year. Those increases resulted from our global store expansion programs, comparable store sales increases and acquisitions.

Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Comparable store sales in the United States increased 3.5% in fiscal 2009 and 1.6% in fiscal 2008. Comparable store sales in the United States in fiscal 2009 were higher than fiscal 2008 due to an increase in customer traffic as well as an increase in average transaction size per customer. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. During fiscal 2008, in connection with our revisions to our capital efficiency model, we revised our methodology for calculating the negative impact of new stores on comparable store sales. Using our new methodology, we estimate the negative impact on comparable store sales as a result of opening new stores was approximately 1.1% in fiscal 2009 and 1.5% in fiscal 2008. With our planned reduction in new store growth, we expect the impact of new stores on comparable store sales to decline over time.

During fiscal 2009, foreign currency exchange rates had a $2.3 billion unfavorable impact on the International segment’s net sales. Despite this unfavorable impact, the International segment’s net sales as a percentage of total Company net sales increased slightly. Although movements in foreign currency exchange rates cannot reasonably be predicted, volatility in foreign currency exchange rates, when compared to prior periods, may continue to impact the International segment’s reported operating results in the foreseeable future. The slight decrease in the Sam’s Club segment’s net sales as a percent of total Company net sales in fiscal 2009 and 2008, when compared to the previous fiscal years resulted from the more rapid development of new stores in the International and Walmart U.S. segments than the Sam’s Club segment. We expect this trend to continue for the foreseeable future.

In fiscal 2008, foreign currency exchange rates had a $4.5 billion favorable impact on the International segment’s net sales, which increased the International segment’s net sales as a percentage of total Company net sales. Additionally, the decrease in the Sam’s Club segment’s net sales as a percentage of total Company net sales in fiscal 2008 and 2007, when compared to the previous fiscal years resulted from the more rapid development of new stores in the International and Walmart U.S. segments than the Sam’s Club segment.

Operating Income
(Amounts in millions)

	Fiscal Year Ended January 31,
	2009			2008			2007
	Operating	Percent	Percent	Operating	Percent	Percent	Operating	Percent
	income	of total	increase	income	of total	increase	income	of total
Walmart U.S.	$18,763	82.3%	7.1%	$17,516	79.8%	5.4%	$16,620	81.1%
International	4,940	21.7%	4.6%	4,725	21.5%	10.8%	4,265	20.8%
Sam’s Club	1,610	7.1%	-0.5%	1,618	7.4%	9.3%	1,480	7.2%
Other	(2,515)	-11.1%	31.9%	(1,907)	-8.7%	2.1%	(1,868)	-9.1%
Total operating income	$22,798	100.0%	3.9%	$21,952	100.0%	7.1%	$20,497	100.0%

Operating income growing faster than net sales is a meaningful measure because it indicates how effectively we manage costs and leverage expenses. For fiscal 2009, our operating income increased by 3.9% when compared to fiscal 2008, while net sales increased by 7.2% over the same period. For the individual segments, our Walmart U.S. segment met this target; however, our International and Sam’s Club segments did not. The International segment fell short of this objective due to fluctuations in foreign currency exchange rates. The Sam’s Club segment fell short of this objective due to increases in operating, selling, general and administrative expenses (“operating expenses”).

Diluted Income per Share from Continuing Operations

	Fiscal Year Ended January 31,
	2009	2008	2007
Diluted income per share from continuing operations	$3.35	$3.16	$2.92

Diluted earnings per share from continuing operations increased in fiscal 2009 and 2008 as a result of increases in income from continuing operations in conjunction with share repurchases reducing the number of weighted average shares outstanding.

Return on Investment

Management believes return on investment (“ROI”) is a meaningful metric to share with investors because it helps investors assess how efficiently Wal-Mart is employing its assets. ROI was 19.3% for fiscal 2009 and 19.6% for fiscal 2008. The decrease in ROI in fiscal 2009 resulted from our recent investment in Chile and the accrual for our settlement of 63 wage and hour class action lawsuits, as further discussed in footnotes 6 and 8, respectively, of the Notes to Consolidated Financial Statements.

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

The calculation of ROI along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measurement, is as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2009	2008

Calculation of Return on Investment

NUMERATOR
Operating Income (1)	$22,798	$21,952
+ Interest Income (1)	284	309
+ Depreciation and Amortization (1)	6,739	6,317
+ Rent (1)	1,751	1,604
= Adjusted Operating Income	$31,572	$30,182

DENOMINATOR

Average Total Assets of Continuing Operations (2)	$162,891	$156,603
+ Average Accumulated Depreciation and Amortization (2)	33,317	28,828
- Average Accounts Payable (2)	29,597	29,409
- Average Accrued Liabilities (2)	16,919	15,183
+ Rent x 8	14,008	12,832
= Invested Capital	$163,700	$153,671

ROI	19.3%	19.6%

Calculation of Return on Assets

NUMERATOR
Income From Continuing Operations Before Minority Interest (1)	$13,753	$13,269

DENOMINATOR

Average Total Assets of Continuing Operations (2)	$162,891	$156,603

ROA	8.4%	8.5%

	January 31,
CERTAIN BALANCE SHEET DATA	2009	2008	2007

Total Assets of Continuing Operations (1)	$163,234	$162,547	$150,658
Accumulated Depreciation and Amortization (1)	35,508	31,125	26,530
Accounts Payable (1)	28,849	30,344	28,473
Accrued Liabilities (1)	18,112	15,725	14,641

(1)
Based on continuing operations only; therefore, this excludes the impact of our South Korean and German operations, which were sold in fiscal 2007, the impact of Gazeley which was reflected as a sale in the third quarter of fiscal 2009, and the impact of Seiyu store closures and other property divestitures in fiscal 2009, all of which are classified as discontinued operations for all periods presented. Total assets as of January 31, 2009, 2008 and 2007 in the table above exclude assets of discontinued operations of $195 million, $967 million and $929 million, respectively.

(2)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

Free Cash Flow

We define free cash flow as net cash provided by operating activities of continuing operations in the period minus payments for property and equipment made in the period. Our free cash flow increased in fiscal 2009 from fiscal 2008 due to the increase in net cash provided by operating activities of continuing operations and the reduction in our capital expenditures primarily associated with our planned slowing of store expansion in the United States.

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

The following table reconciles net cash provided by operating activities of continuing operations, a GAAP measure, to free cash flow, a non-GAAP measure.

	Fiscal Year Ended January 31,
Amounts in millions	2009	2008	2007

Net cash provided by operating activities of continuing operations	$23,147	$20,642	$20,280
Payments for property and equipment	(11,499)	(14,937)	(15,666)
Free cash flow	$11,648	$5,705	$4,614

Net cash used in investing activities of continuing operations	$(10,742)	$(15,670)	$(14,507)

Net cash used in financing activities	$(9,918)	$(7,422)	$(5,122)

Results of Operations

The following discussion of our Result of Operations is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Consolidated Results of Operations

Our total net sales increased by 7.2% and 8.6% in fiscal 2009 and fiscal 2008 when compared to the previous fiscal year. Those increases resulted from our global expansion programs, comparable store sales increases and acquisitions. During fiscal 2009, foreign currency exchange rates had a $2.3 billion unfavorable impact on the International segment’s net sales, however, the International segment’s net sales as a percentage of total Company net sales increased slightly. In fiscal 2008, foreign currency exchange rates had a $4.5 billion favorable impact on the International segment’s net sales, causing an increase in the International segment’s net sales as a percentage of total net sales relative to the Walmart U.S. and Sam’s Club segments.

Our gross profit as a percentage of net sales (our "gross profit margin") was 23.7%, 23.5% and 23.4% in fiscal 2009, 2008 and 2007, respectively. Our Walmart U.S. and International segment sales yield higher gross profit margins than our Sam’s Club segment.  However, our International segment produced lower segment net sales increases in fiscal 2009 compared to sales increases in fiscal 2008 due to unfavorable fluctuations in foreign currency exchange rates in fiscal 2009. The gross profit margin increase in fiscal 2009 compared to fiscal 2008 was primarily due to lower inventory shrinkage and less markdown activity as a result of more effective merchandising in the Walmart U.S. segment.  Additionally, the increase in gross profit margin in fiscal 2008 included a $97 million refund of excise taxes previously paid on past merchandise sales of prepaid phone cards.

Operating expenses as a percentage of net sales were 19.1%, 18.8% and 18.5% for fiscal 2009, 2008 and 2007, respectively. In fiscal 2009, operating expenses increased primarily due to higher utility costs, a pre-tax charge of approximately $352 million resulting from the settlement of 63 wage and hour class action lawsuits, higher health benefit costs and increased corporate expenses compared to fiscal 2008. Corporate expenses have increased primarily due to our long-term transformation projects to enhance our information systems for merchandising, finance and human resources. We expect these increased expenses from the transformation projects to continue in the foreseeable future.

Operating expenses as a percentage of net sales were higher in fiscal 2008 than the preceding year primarily due to lower segment net sales increases for our Walmart U.S. and International segments, as well as increases in certain operating expenses in each segment. In fiscal 2008, operating expenses were favorably affected by the change in estimated losses associated with our general liability and workers’ compensation claims, which reduced accrued liabilities for such claims by $298 million before tax, partially offset by pre-tax charges of $183 million for certain legal and other contingencies. Additionally, the fourth quarter of fiscal 2008 included $106 million of pre-tax charges related to U.S. real estate projects dropped as a result of our capital efficiency program. The net impact of these items had no effect on our operating expenses as a percentage of net sales in fiscal 2008.

Membership and other income, which includes a variety of income categories such as Sam’s Club membership fee revenues, tenant income and financial services income, as a percentage of net sales for fiscal 2009 was consistent with the prior year. Membership and other income as a percentage of net sales for fiscal year 2008 increased compared to the prior year due to continued growth in our financial services area and in recycling income resulting from our sustainability efforts.  Membership and other income for fiscal 2008 also includes the recognition of $188 million in pre-tax gains from the sale of certain real estate properties.

Interest, net, as a percentage of net sales was consistent between fiscal 2009 and fiscal 2008. Interest, net, as percentage of net sales increased slightly in fiscal 2008 compared to fiscal 2007 primarily due to increased borrowing levels and higher interest rates on our floating debt.

Our effective income tax rate was 34.2% for fiscal years 2009 and 2008, and 33.5% for fiscal year 2007. The fiscal 2009 effective tax rate was consistent with that of fiscal 2008. The fiscal 2008 rate was higher than the fiscal 2007 rate primarily due to the mix of earnings among our domestic and international operations and favorable resolution of certain federal and state tax contingencies in fiscal 2007 in excess of those in fiscal 2008.

Walmart U.S. Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2009	6.8%	$18,763	7.1%	7.3%
2008	5.8%	17,516	5.4%	7.3%
2007	7.8%	16,620	8.9%	7.3%

The segment net sales growth resulted from comparable store sales increases of 3.2% in fiscal 2009 and 1.0% in fiscal 2008, in addition to our continued expansion activities. Strength in the grocery, health and wellness and entertainment categories as well as strong seasonal sales throughout the year also contributed to the fiscal 2009 net sales increase.

Comparable store sales were higher in fiscal 2009 due to an increase in customer traffic, as well as an increase in average transaction size per customer.

The Walmart U.S. segment expansion programs consist of opening new units, converting discount stores to supercenters, relocations that result in more square footage, as well as expansions of existing stores.  During fiscal 2009 we opened two discount stores, 23 Neighborhood Markets and 165 supercenters (including the conversion and/or relocation of 78 existing discount stores into supercenters). Four discount stores and two Neighborhood Markets closed in fiscal 2009.  During fiscal 2009, our total expansion program added approximately 22.7 million or 4.0% of additional square footage, net of relocations and closings.  During fiscal 2008 we opened seven discount stores, 20 Neighborhood Markets and 191 supercenters (including the conversion and/or relocation of 109 existing discount stores into supercenters). Two discount stores closed in fiscal 2008.  During fiscal 2008, our total expansion program added approximately 26 million or 4.8% of additional square footage, net of relocations and closings.

In fiscal 2009, gross profit margin increased 0.3 percentage points compared to the prior year primarily due to decreased markdown activity and lower inventory shrinkage. These improvements are attributable to our merchandising initiatives which are improving space allocation, enhancing our price leadership and increasing supply chain efficiencies.  In fiscal 2008, gross profit margin increased slightly compared to the prior year primarily due to higher initial margins and decreased markdown activity as a result of improved inventory management in the second half of the year, partially offset by higher inventory shrinkage. In addition, gross profit for fiscal 2008 included a $46 million excise tax refund on taxes previously paid on past prepaid phone card sales.

Segment operating expenses as a percentage of segment net sales increased 0.3 percentage points in fiscal 2009 compared to the prior year due to hurricane-related expenses, higher bonus payments for store associates, higher utility costs and an increase in health benefit costs.

Segment operating expenses as a percentage of segment net sales increased 0.2 percentage points in fiscal 2008 from fiscal 2007, primarily due to lower segment net sales increases compared to the prior year and higher costs associated with our store maintenance and remodel programs. In fiscal 2008, operating expenses were favorably affected by the change in estimated losses associated with our general liability and worker's compensation claims, which reduced accrued liabilities for such claims by $274 million before tax, partially offset by pre-tax charges of $145 million for certain legal and other contingencies.

Other income in fiscal 2009 increased from the prior year due to continued growth in our financial services area.  Other income in fiscal 2008 increased from the prior year due to continued growth in our financial services area and increases in recycling income. Additionally, other income for fiscal 2008 includes pre-tax gains of $188 million from the sale of certain real estate properties.

International Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2009	9.1%	$4,940	4.6%	5.0%
2008	17.6%	4,725	10.8%	5.2%
2007	29.8%	4,265	24.8%	5.5%

At January 31, 2009, our International segment was comprised of our wholly-owned subsidiaries operating in Argentina, Brazil, Canada, Japan, Puerto Rico and the United Kingdom, our majority-owned subsidiaries operating in five countries in Central America, and in Chile and Mexico, our joint ventures in India and China and our other controlled subsidiaries in China.

The fiscal 2009 increase in the International segment's net sales primarily resulted from net sales growth from existing units and our international expansion program, offset by the unfavorable impact of changes in foreign currency exchange rates of $2.3 billion. Our international expansion program added 517 units and 29.2 million or 13.1% of additional unit square footage, net of relocations and closings. The acquisition of Distribución y Servicio contributed 197 stores and 9.6 million square feet in fiscal 2009.

The fiscal 2008 increase in the International segment's net sales primarily resulted from net sales growth from existing units, our international expansion program and the favorable impact of changes in foreign currency exchange rates of $4.5 billion.  Our international expansion program added 364 units and 34.1 million or 17.9% of additional unit square footage, net of relocations and closings.  The consolidation of Bounteous Company Limited (“BCL”) contributed 101 stores under the Trust-Mart banner and 17.7 million square feet in fiscal 2008.

For additional information regarding our acquisitions, refer to footnote 6 of the Notes to Consolidated Financial Statements.

In fiscal 2009, the International segment's gross profit margin decreased 0.3 percentage points compared to the prior year. The decrease was primarily driven by growth in lower margin fuel sales in the United Kingdom and the transition to EDLP as a strategy in Japan.

In fiscal 2008, gross profit margin increased by 0.2 percentage points largely driven by Brazil and the United Kingdom. Gross profit in Brazil was favorably impacted by global sourcing initiatives and improved supplier negotiations. Fiscal 2008 gross profit in the United Kingdom was positively impacted by a mix shift toward premium, private-label food products.

Segment operating expenses as a percentage of segment net sales decreased slightly in fiscal 2009 compared to the prior year primarily as a result of strong cost control measures in the United Kingdom and every day low cost initiatives in Japan designed to support the shift to EDLP, partially offset by accruals for certain legal matters.

Segment operating expenses as a percentage of segment net sales increased 0.3 percentage points in fiscal 2008 primarily as a result of an accrual for certain legal matters, the impact of restructuring and impairment charges at Seiyu, the impact of the consolidation of BCL, the startup of our joint venture in India and banking operations in Mexico and overall sales pressures in Mexico.

Other income as a percentage of segment net sales in fiscal 2009 was consistent with the prior year.

In fiscal 2009, foreign currency exchange rate changes unfavorably impacted operating income by $266 million.  Although movements in foreign currency exchange rates cannot reasonably be predicted, volatility in foreign currency exchange rates, when compared to prior periods, may continue to impact the International segment’s reported operating results in the foreseeable future. In fiscal 2008, foreign currency exchange rate changes favorably impacted operating income by $227 million.

Sam’s Club Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Net Sales
2009	5.6%	$1,610	-0.5%	3.4%
2008	6.7%	1,618	9.3%	3.6%
2007	4.5%	1,480	5.2%	3.6%

Growth in net sales for the Sam's Club segment in fiscal 2009 and fiscal 2008 resulted from comparable store sales increases, including fuel, of 4.8% in fiscal 2009 and 4.9% in fiscal 2008, along with our continued club expansion activities.

The Sam's Club segment expansion program consists of opening new units, relocations that result in more square footage, as well as expansions of existing clubs.  Eleven new clubs opened in fiscal 2009 and 12 new clubs opened in fiscal 2008. No clubs were closed for fiscal 2009 or 2008. In fiscal 2009, our total expansion program added approximately 1.7 million or 2.1% additional club square footage, net of relocations. In fiscal 2008, our total expansion program added approximately 2.0 million, or 2.6%, of additional club square footage, net of relocations.

Comparable club sales increased during fiscal 2009 due to growth rates in food and consumables as well as an increase in member traffic and transaction size per member. Comparable club sales in fiscal 2008 increased compared to fiscal 2007 primarily due to growth in food, pharmacy, electronics and certain consumables categories as well as an increase in both member traffic and average transaction size per member. Additionally, fuel sales had a positive impact of 1.2 percentage points for fiscal 2009 and 0.7 percentage points in fiscal 2008 on comparable club sales.

Gross profit margin increased 0.1 percentage points during fiscal 2009 compared to the prior year due to strong sales in fresh food and other food-related categories, consumable categories and the positive impact of a higher fuel gross profit rate. In fiscal 2008, gross profit margin increased 0.2 percentage points compared to the prior year due to strong sales in fresh food and other food-related categories, pharmacy and consumable categories, in addition to the $39 million excise tax refund on taxes previously paid on prior period prepaid phone card sales.

Segment operating expenses as a percentage of segment net sales increased 0.2 percentage points in fiscal 2009 compared to the prior year. In fiscal 2009, operating expenses were negatively impacted by higher utility costs, an increase in health benefit costs, and hurricane related expenses.

Segment operating expenses as a percentage of segment net sales decreased 0.1 percentage points in fiscal 2008 from fiscal 2007, primarily due to a decrease in advertising costs. Additionally, in fiscal 2008, operating expenses were favorably affected by the change in estimated losses associated with our general liability and worker's compensation claims, which reduced accrued liabilities for such claims by $21 million before tax, partially offset by pre-tax charges of $15 million for certain legal contingencies.

Membership and other income, which includes a variety of income categories, increased in fiscal 2009 when compared to fiscal 2008. Membership income, which is recognized over the term of the membership, increased in fiscal 2009 compared to fiscal 2008. Membership and other income increased in fiscal 2008 when compared to fiscal 2007.

Liquidity and Capital Resources

Highlights

	Fiscal Year Ended January 31,
(Amounts in millions)	2009	2008	2007
Net cash provided by operating activities of continuing operations	$23,147	$20,642	$20,280

Purchase of Company stock	(3,521)	(7,691)	(1,718)
Dividends paid	(3,746)	(3,586)	(2,802)
Proceeds from issuance of long-term debt	6,566	11,167	7,199
Payment of long-term debt	(5,387)	(8,723)	(5,758)
(Decrease) increase in commercial paper	(3,745)	2,376	(1,193)

Total assets of continuing operations	$163,234	$162,547	$150,658

Overview

Cash flows provided by operating activities of continuing operations supply us with a significant source of liquidity. The increases in cash flows provided by operating activities of continuing operations for each fiscal year were primarily attributable to an increase in income from continuing operations and improved working capital management.

Working Capital

Current liabilities exceeded current assets at January 31, 2009, by $6.4 billion, a decrease of $4.0 billion from January 31, 2008, largely due to a reduction in commercial paper outstanding at January 31, 2009. Our ratio of current assets to current liabilities was 0.9 at January 31, 2009 and 0.8 at January 31, 2008.  We generally have a working capital deficit due to our efficient use of cash in funding operations and in providing returns to shareholders in the form of stock repurchases and payment of dividends.

Company Share Repurchase Program

From time to time, we have repurchased shares of our common stock under a $10.0 billion share repurchase program authorized by our Board of Directors in September 2004.

On May 31, 2007, the Board of Directors replaced the $10.0 billion share repurchase program, which had $3.3 billion of remaining authorization for share repurchases, with a new $15.0 billion share repurchase program announced on June 1, 2007. Under the new share repurchase program, there is no expiration date or other restriction limiting the period over which we can make our share repurchases under the new program, which will expire only when and if we have repurchased $15.0 billion of our shares under the program. Under the new program, repurchased shares are constructively retired and returned to unissued status. We consider several factors in determining when to execute the share repurchases, including among other things, our current cash needs, our capacity for leverage, our cost of borrowings and the market price of our common stock. At January 31, 2009, approximately $5.0 billion remained of the $15.0 billion authorization. As a result of the economic environment and instability of the credit markets, we suspended our share repurchase program in October 2008.  We reinstituted our share repurchase program in February 2009 and will continue to monitor market conditions in connection with our program.

Common Stock Dividends

We paid dividends of $0.95 per share in fiscal 2009, representing an 8.0% increase over fiscal 2008. The fiscal 2008 dividend of $0.88 per share represented a 31.3% increase over fiscal 2007. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 5, 2009, the Company’s Board of Directors approved an increase in the annual dividends for fiscal 2010 to $1.09 per share, an increase of 15% over the dividends paid in fiscal 2009. The annual dividend will be paid in four quarterly installments on April 6, 2009, June 1, 2009, September 8, 2009, and January 4, 2010 to holders of record on March 13, May 15, August 14 and December 11, 2009, respectively.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

		Payments due during fiscal years ending January 31,
(Amounts in millions)	Total	2010	2011-2012	2013-2014	Thereafter
Recorded Contractual Obligations:
Long-term debt	$37,197	$5,848	$8,551	$5,723	$17,075
Commercial paper	1,506	1,506	-	-	-
Capital lease obligations	5,518	569	1,083	952	2,914

Unrecorded Contractual Obligations:
Non-cancelable operating leases	12,830	1,161	2,135	1,704	7,830
Interest on long-term debt	27,536	1,973	3,123	2,625	19,815
Undrawn lines of credit	10,234	5,942	4,276	16	-
Trade letters of credit	2,388	2,388	-	-	-
Standby letters of credit	2,034	2,034	-	-	-
Purchase obligations	4,451	3,220	952	195	84
Total commercial commitments	$103,694	$24,641	$20,120	$11,215	$47,718

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

In addition to the amounts shown in the table above, $1.0 billion of unrecognized tax benefits have been recorded as liabilities in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” ("FIN 48"), the timing of which is uncertain. FIN 48, which was adopted in fiscal year 2008, set out criteria for the use of judgment in assessing the timing and amounts of deductible and taxable items. Refer to Note 5 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2009, the aggregate termination payment would have been $153 million. The two arrangements pursuant to which these payments could be made expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $66 million upon termination of some or all of these agreements.

The Company has potential future lease commitments for land and buildings for approximately 321 future locations. These lease commitments have lease terms ranging from 1 to 35 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $72 million for fiscal 2010, based on current cost estimates.

Capital Resources

During fiscal 2009, we issued $6.6 billion of long-term debt. The net proceeds from the issuance of such long-term debt were used to repay outstanding commercial paper indebtedness and for other general corporate purposes.

Management believes that cash flows from continuing operations and proceeds from the sale of commercial paper will be sufficient to finance seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. The following table details the ratings of the credit rating agencies that rated our outstanding indebtedness at January 31, 2009.  The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities.  Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating.

Rating agency	Commercial paper	Long-term debt
Standard & Poor’s	A-1+	AA
Moody’s Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
DBRS Limited	R-1(middle)	AA

To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors.  We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions.  At January 31, 2009 and January 31, 2008, the ratio of our debt to total capitalization was 39.3% and 40.9%, respectively.  For the purpose of this calculation, debt is defined as the sum of commercial paper, long-term debt due within one year, obligations under capital leases due in one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus shareholders' equity.  Our ratio of debt to our total capitalization decreased in fiscal 2009 primarily due to decreased borrowing levels.

We also use the ratio of adjusted cash flow from continuing operations to adjusted average debt as another metric to review leverage.

Adjusted cash flow from continuing operations as the numerator is defined as cash flow from operations of continuing operations for the current year plus two−thirds of the current year operating rent expense less current year capitalized interest expense. Adjusted average debt as the denominator is defined as average debt plus eight times average operating rent expense. Average debt is the simple average of beginning and ending commercial paper, long−term debt due within one year, obligations under capital leases due in one year, long−term debt and long−term obligations under capital leases. Average operating rent expense is the simple average of current year and prior year operating rent expense. We believe this metric is useful to investors as it provides them with a tool to measure our leverage. This metric was 43% for fiscal 2009 and 40% for fiscal 2008. The increase in the metric is primarily due to the increase in net cash flow from continuing operations.

The ratio of adjusted cash flow to adjusted average debt is considered a non-GAAP financial measure under the SEC’s rules.  The most recognized directly comparable GAAP measure is the ratio of cash flow from operations of continuing operations for the current year to average total debt (which excludes any effect of operating leases or capitalized interest), which was 53% for fiscal 2009 and 49% for fiscal 2008.

A detailed calculation of the adjusted cash flow from continuing operations to adjusted average debt is set forth below along with a reconciliation to the corresponding measurement calculated in accordance with generally accepted accounting principles.

(Amounts in millions)	Fiscal Year Ended January 31,
	2009	2008
Calculation of adjusted cash flow from operations to average debt

NUMERATOR
Net cash provided by operating activities of continuing operations	$23,147	$20,642
+ Two-thirds current period operating rent expense (1)	1,167	1,069
− Current year capitalized interest expense	88	150
Numerator	$24,226	$21,561
DENOMINATOR
Average debt (2)	$43,445	$41,845
Eight times average operating rent expense (3)	13,420	12,124
Denominator	$56,865	$53,969

Adjusted cash flow from continuing operations to average debt (4)	43%	40%

Calculation of cash flows from operating activities of continuing operations to average debt

NUMERATOR
Net cash provided by operating activities of continuing operations	$23,147	$20,642

DENOMINATOR
Average debt (2)	$43,445	$41,845

Cash flows from operating activities of continuing operations to average debt	53%	49%

Selected Financial Information
Current period operating rent expense	$1,751	$1,604
Prior period operating rent expense	1,604	1,427
Current period capitalized interest	88	150

Certain Balance Sheet Information
	January 31,
	2009	2008	2007
Commercial paper	$1,506	$5,040	$ 2,570
Long-term debt due within one year	5,848	5,913	5,428
Obligations under capital leases due within one year	315	316	285
Long-term debt	31,349	29,799	27,222
Long-term obligations under capital leases	3,200	3,603	3,513
Total debt	$42,218	$44,671	$ 39,018

(1)	2/3 X $1,751 for fiscal year 2009 and 2/3 X $1,604 for fiscal year 2008.
(2)	($42,218 + $44,671)/2 for fiscal year 2009 and ($44,671 + $39,018)/2 for fiscal year 2008.
(3)	8 X (($1,751 + $1,604)/2) for fiscal year 2009 and 8 X (($1,604 + $1,427)/2) for fiscal year 2008.
(4)	The calculation of the ratio as defined.

Future Expansion

We expect to make capital expenditures of approximately $12.5 billion to $13.5 billion in fiscal 2010. We plan to finance this expansion and any acquisitions of other operations that we may make during fiscal 2010 primarily out of cash flows from operations.

Fiscal 2010 capital expenditures will include the addition of the following new, relocated and expanded units:

Fiscal Year 2010
Projected Unit Growth

Supercenters	125 - 140
Neighborhood Markets	25
Total Walmart US	150 - 165

Sam's Club Segment	15 - 20
Total United States	165 - 185

Total International	550 - 600
Grand Total	715 - 785

The following represents an allocation of our capital expenditures:

	Allocation of Capital Expenditures
	Projections	Actual
Capital Expenditures	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008
New stores, including expansions & relocations	31.1%	33.3%	48.1%
Remodels	14.1%	10.2%	5.7%
Information systems, distribution and other	22.6%	20.3%	15.8%
Total United States	67.8%	63.8%	69.6%

International	32.2%	36.2%	30.4%
Total Capital Expenditures	100.0%	100.0%	100.0%

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

At January 31, 2009 and 2008, we had $37.2 billion and $35.7 billion, respectively, of long-term debt outstanding. Our weighted average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.4% and 4.8% at January 31, 2009 and 2008, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2009 and 2008, would have increased annual interest expense on borrowings outstanding at those dates by $16 million and $25 million, respectively.

At January 31, 2009 and 2008, we had $1.5 billion and $5.0 billion of outstanding commercial paper obligations. The weighted average interest rate, including fees, on these obligations at January 31, 2009 and 2008, was 0.9% and 4.0%, respectively. A hypothetical 10% increase in commercial paper rates in effect at January 31, 2009 and 2008, would have increased annual interest expense on the outstanding balances on those dates by $1 million and $20 million, respectively.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed and floating-rate debt. Our preference is to maintain between 40% and 50% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps represented a gain of $304 million at January 31, 2009 and a gain of $265 million at January 31, 2008. A hypothetical increase or decrease of 10% in interest rates from the level in effect at January 31, 2009, would have resulted in a loss or gain in value of the swaps of $17 million. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at January 31, 2008, would have resulted in a (loss) or gain in value of the swaps of ($45 million) or $46 million, respectively.

We hold currency swaps to hedge the foreign currency exchange component of our net investments in the United Kingdom. The aggregate fair value of these swaps at January 31, 2009 and 2008 represented a gain of $526 million and a loss of $75 million, respectively. A hypothetical 10% increase or decrease in the foreign currency exchange rates underlying these swaps from the market rate would have resulted in a loss or gain in the value of the swaps of $150 million at January 31, 2009. A hypothetical 10% increase or decrease in the foreign currency exchange rates underlying these swaps from the market rate would have resulted in a loss or gain in the value of the swaps of $182 million at January 31, 2008. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2009 and 2008, would have an insignificant impact on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion as of January 31, 2009 and 2008, as a hedge of our net investment in the United Kingdom. At January 31, 2009, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $440 million. At January 31, 2008, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $601 million. In addition, we have designated debt of approximately ¥437.4 and ¥142.1 billion as of January 31, 2009 and 2008, respectively, as a hedge of our net investment in Japan. At January 31, 2009, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $443 million. At January 31, 2008, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $216 million.

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

Inventories

We value our inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all our Walmart U.S. segment’s merchandise. Sam’s Club merchandise and merchandise in our distribution warehouses are valued based on weighted average cost using the LIFO method. Inventories for international operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out (“FIFO”) method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping’s retail value. The FIFO cost-to-retail ratio is based on the initial margin of beginning inventory plus the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO reserves is based on the initial margin of the fiscal year purchase activity less the impact of any markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell through inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, the Company records a LIFO provision for a quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2009 and 2008, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

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

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions under the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" which sets out criteria for the use of judgment in assessing the timing and amounts of deductible and taxable items.

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability, and the Company’s obligation for employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for our workers’ compensation and general liability, a 1% increase or decrease to the assumptions for claims costs or loss development factors would increase or decrease our self-insurance accrual by $25 million.

During the last few years, we have enhanced how we manage our workers’ compensation and general liability claims. As a result, our loss experience with respect to such claims has improved and the actuarially determined ultimate loss estimates, primarily for claims from fiscal 2004 through 2007, were reduced during the quarter ended July 31, 2007. The reductions in ultimate loss estimates resulted primarily from improved claims handling experience, which impacts loss development factors and other actuarial assumptions. Due to the beneficial change in estimate of our ultimate losses, accrued liabilities for general liability and workers’ compensation claims were reduced by $196 million after tax, resulting in an increase in net income per basic and diluted common share of $0.05 for the second quarter of fiscal year 2008.

For a summary of our significant accounting policies, please see Note 1 to our Consolidated Financial Statements that appear after this discussion.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements include statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations: under the caption “Company Performance Metrics—Comparable Store Sales” regarding the effect of the opening of new stores on comparable store sales and the decline in that impact over time as new store growth is reduced and the trend of Sam’s Club net sales decreasing as a percentage of total net sales for the foreseeable future; under the caption “Results of Operations—Consolidated Results of Operations” with the respect to increased expenses from transformation projects to continue in the foreseeable future; under the caption “Results of Operations—International Segment” with respect to the possible impact of currency exchange rate fluctuations on the International segment’s reported results; under the caption “Liquidity and Capital Resources—Common Stock Dividends” regarding the payment of dividends in fiscal 2010; under the caption “Liquidity and Capital Resources—Off Balance Sheet Arrangements” with respect to the amount of increases in payments under operating leases if certain leases are executed; under the caption “Liquidity and Capital Resources—Capital Resources” with respect to our ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and the sale of commercial paper, our ability to fund certain cash flow shortfalls by the sale of commercial paper and long-term debt securities, our plan to refinance long-term debt as it matures, our anticipated funding of any shortfall in cash to pay dividends and make capital expenditures through the sale of commercial paper and long-term debt securities, our plan to refinance existing long-term debt as it matures, and our ability to sell our long-term securities; and under the caption “Liquidity and Capital Resources—Future Expansion” with respect to the our capital expenditures in fiscal 2010, how we will finance expansion and any acquisitions made during fiscal 2010, the anticipated number of new stores and clubs to be opened in the United States and internationally and the anticipated allocation of capital expenditures in fiscal 2010.  These statements also include statements in Note 2 to our Consolidated Financial Statements regarding the effect of the adoption of Statement of Financial Accounting Standards No. 157, in Note 5 to our Consolidated Financial Statements regarding the realization of certain deferred tax assets, possible tax treatment and effect of the loss recorded in connection with the disposition of our German operations in fiscal year 2007, the effect of the resolution of certain tax audits, the possible timing and effect of certain tax payments, and the effect of certain tax issues on our consolidated financial condition or results of operations, in Note 8 to our Consolidated Financial Statements regarding the aggregate amount of the payments to be made in connection with the settlement of certain litigation and in Note 13 to our Consolidated Financial Statements as to the expected lack of material impact on the Company’s financial condition or results of operations from the adoption of Statement of Financial Accounting Standards No. 141(R) and No. 160. The letter of our President and Chief Executive Officer appearing in this Annual Report includes forward-looking statements that relate to our efforts contributing to our efficiency, maintaining focus on price leadership, our contribution to sustainability, our efforts in responsible sourcing, our plan to create jobs in fiscal 2010, our continued efforts at inclusiveness, our making a difference by participating in debates and taking actions on certain issues, continued change at Wal-Mart, no change occurring in aspects of our culture, and our plan to distance Wal-Mart from our competitors and to continue helping our customers save money. Forward-looking statements appear elsewhere in this Annual Report: under the caption “Now More Than Ever at Walmart U.S. Save money. Live better.” and relate to management’s expectations for remodeling stores in fiscal 2010 and the strengthening of our value proposition around the world; and under the caption “Now More Than Ever We Make A Difference Around The World” and relate to management’s expectations that achievement of sustainability goals will make Wal-Mart an even more efficient, innovative and competitive organization and that Wal-Mart will create tens of thousands of jobs in fiscal 2010. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases “anticipate,” “believes,” “could be realized,” “could reduce,” “expect,” “is not expected,” “may become,” “may continue,” “may result,” “plan,” “will be,” “will continue,” “will find, ” “will fully realize,” “will maintain,” “will make,” “will never change,” “will play,” “will strengthen,” “would be,” “would not impact” and other, similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends.

The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, that could affect our business operations, financial performance, business strategy, plans, goals and objectives. Those factors include, but are not limited to: general economic conditions, including the current economic crisis and disruption in the financial markets, unemployment levels, consumer credit availability, levels of consumer disposable income, consumer spending patterns and debt levels, inflation, the cost of the goods we sell, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the cost of healthcare benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability of acceptable building sites for new stores, clubs and other formats, competitive pressures, accident-related costs, weather patterns, catastrophic events, storm and other damage to our stores and distribution centers, weather-related closing of stores, availability and transport of goods from domestic and foreign suppliers, currency exchange fluctuations and volatility, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax and other laws and regulations that affect our business, costs of compliance with laws and regulations, the outcome of legal proceedings to which we are a party, interest rate fluctuations, changes in employment legislation and other capital market, economic and geo-political conditions and events, including civil unrest and terrorist attacks. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2009, with the SEC on April 1, 2009. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstance, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

WAL-MART STORES, INC.
Consolidated Statements of Income

(Amounts in millions except per share data)
Fiscal Year Ended January 31,	2009	2008	2007
Revenues:
Net sales	$401,244	$374,307	$344,759
Membership and other income	4,363	4,169	3,609
	405,607	378,476	348,368

Costs and expenses:
Cost of sales	306,158	286,350	263,979
Operating, selling, general and administrative expenses	76,651	70,174	63,892
Operating income	22,798	21,952	20,497

Interest:
Debt	1,896	1,863	1,549
Capital leases	288	240	260
Interest income	(284)	(309)	(280)
Interest, net	1,900	1,794	1,529
Income from continuing operations before income taxes and minority interest	20,898	20,158	18,968
Provision for income taxes:
Current	6,564	6,897	6,265
Deferred	581	(8)	89
	7,145	6,889	6,354
Income from continuing operations before minority interest	13,753	13,269	12,614
Minority interest	(499)	(406)	(425)
Income from continuing operations	13,254	12,863	12,189
Income (loss) from discontinued operations, net of tax	146	(132)	(905)
Net income	$13,400	$12,731	$11,284

Net income per common share:
Basic income per common share from continuing operations	$3.36	$3.16	$2.93
Basic income (loss) per common share from discontinued operations	0.04	(0.03)	(0.22)
Basic net income per common share	$3.40	$3.13	$2.71

Diluted income per common share from continuing operations	$3.35	$3.16	$2.92
Diluted income (loss) per common share from discontinued operations	0.04	(0.03)	(0.21)
Diluted net income per common share	$3.39	$3.13	$2.71

Weighted-average number of common shares:
Basic	3,939	4,066	4,164
Diluted	3,951	4,072	4,168

Dividends declared per common share	$0.95	$0.88	$0.67
See accompanying notes.

WAL-MART STORES, INC.
Consolidated Balance Sheets

(Amounts in millions except per share data)
January 31,	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$7,275	$5,492
Receivables	3,905	3,642
Inventories	34,511	35,159
Prepaid expenses and other	3,063	2,760
Current assets of discontinued operations	195	967
Total current assets	48,949	48,020

Property and equipment, at cost:
Land	19,852	19,879
Buildings and improvements	73,810	72,141
Fixtures and equipment	29,851	28,026
Transportation equipment	2,307	2,210
Property and equipment, at cost	125,820	122,256
Less accumulated depreciation	(32,964)	(28,531)
Property and equipment, net	92,856	93,725

Property under capital lease:
Property under capital lease	5,341	5,736
Less accumulated amortization	(2,544)	(2,594)
Property under capital lease, net	2,797	3,142

Goodwill	15,260	15,879
Other assets and deferred charges	3,567	2,748
Total assets	$163,429	$163,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$1,506	$5,040
Accounts payable	28,849	30,344
Accrued liabilities	18,112	15,725
Accrued income taxes	677	1,000
Long-term debt due within one year	5,848	5,913
Obligations under capital leases due within one year	315	316
Current liabilities of discontinued operations	83	140
Total current liabilities	55,390	58,478

Long-term debt	31,349	29,799
Long-term obligations under capital leases	3,200	3,603
Deferred income taxes and other	6,014	5,087
Minority interest	2,191	1,939

Commitments and contingencies

Shareholders' equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	-	-
Common stock ($0.10 par value; 11,000 shares authorized, 3,925 and 3,973 issued
and outstanding at January 31, 2009 and January 31, 2008, respectively)	393	397
Capital in excess of par value	3,920	3,028
Retained earnings	63,660	57,319
Accumulated other comprehensive (loss) income	(2,688)	3,864
Total shareholders’ equity	65,285	64,608
Total liabilities and shareholders’ equity	$163,429	$163,514
See accompanying notes.

WAL-MART STORES, INC.
Consolidated Statements of Shareholders’ Equity

				Accumulated
			Capital in	Other
	Number of	Common	Excess of	Comprehensive	Retained
(Amounts in millions except per share data)	Shares	Stock	Par Value	Income (Loss)	Earnings	Total
Balance – January 31, 2006	4,165	$417	$2,596	$1,053	$49,105	$53,171
Comprehensive income:
Net income					11,284	11,284
Other comprehensive income:
Foreign currency translation				1,584		1,584
Net changes in fair values of derivatives				6		6
Minimum pension liability				(15)		(15)
Total comprehensive income						12,859
Adjustment for initial application of SFAS 158, net of tax				(120)		(120)
Cash dividends ($0.67 per share)					(2,802)	(2,802)
Purchase of Company stock	(39)	(4)	(52)		(1,769)	(1,825)
Stock options exercised and other	5		290			290
Balance – January 31, 2007	4,131	$413	$2,834	$2,508	$55,818	$61,573
Comprehensive income:
Net income					12,731	12,731
Other comprehensive income:
Foreign currency translation				1,218		1,218
Minimum pension liability				138		138
Total comprehensive income						14,087
Cash dividends ($0.88 per share)					(3,586)	(3,586)
Purchase of Company stock	(166)	(17)	(190)		(7,484)	(7,691)
Stock options exercised and other	8	1	384			385
Adoption of FIN 48					(160)	(160)
Balance – January 31, 2008	3,973	$397	$3,028	$3,864	$57,319	$64,608
Comprehensive income:
Net income					13,400	13,400
Other comprehensive income:
Foreign currency translation				(6,489)		(6,489)
Net changes in fair values of derivatives				(17)		(17)
Minimum pension liability				(46)		(46)
Total comprehensive income						6,848
Cash dividends ($0.95 per share)					(3,746)	(3,746)
Purchase of Company stock	(61)	(6)	(95)		(3,315)	(3,416)
Stock options exercised and other	13	2	987		2	991
Balance – January 31, 2009	3,925	$393	$3,920	$(2,688)	$63,660	$65,285
See accompanying notes.

WAL-MART STORES, INC.
Consolidated Statements of Cash Flows

(Amounts in millions)
Fiscal Year Ended January 31,	2009	2008	2007
Cash flows from operating activities:
Net income	$13,400	$12,731	$11,284
(Income) loss from discontinued operations, net of tax	(146)	132	905
Income from continuing operations	13,254	12,863	12,189
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	6,739	6,317	5,459
Deferred income taxes	581	(8)	89
Other operating activities	1,268	910	1,311
Changes in certain assets and liabilities, net of effects of acquisitions:
(Increase) in accounts receivable	(101)	(564)	(214)
(Increase) in inventories	(220)	(775)	(1,274)
(Decrease) increase in accounts payable	(410)	865	2,132
Increase in accrued liabilities	2,036	1,034	588
Net cash provided by operating activities of continuing operations	23,147	20,642	20,280
Net cash used in operating activities of discontinued operations	-	-	(45)
Net cash provided by operating activities	23,147	20,642	20,235

Cash flows from investing activities:
Payments for property and equipment	(11,499)	(14,937)	(15,666)
Proceeds from disposal of property and equipment	714	957	394
Proceeds from (payments for) disposal of certain international operations, net	838	(257)	610
Investment in international operations, net of cash acquired	(1,576)	(1,338)	(68)
Other investing activities	781	(95)	223
Net cash used in investing activities of continuing operations	(10,742)	(15,670)	(14,507)
Net cash provided by investing activities of discontinued operations	-	-	44
Net cash used in investing activities	(10,742)	(15,670)	(14,463)

Cash flows from financing activities:
(Decrease) increase in commercial paper	(3,745)	2,376	(1,193)
Proceeds from issuance of long-term debt	6,566	11,167	7,199
Payment of long-term debt	(5,387)	(8,723)	(5,758)
Dividends paid	(3,746)	(3,586)	(2,802)
Purchase of Company stock	(3,521)	(7,691)	(1,718)
Payment of capital lease obligations	(352)	(343)	(340)
Other financing activities	267	(622)	(510)
Net cash used in financing activities	(9,918)	(7,422)	(5,122)
Effect of exchange rates on cash	(781)	252	97
Net increase (decrease) in cash and cash equivalents	1,706	(2,198)	747
Cash and cash equivalents at beginning of year (1)	5,569	7,767	7,020
Cash and cash equivalents at end of year (2)	$7,275	$5,569	$7,767

Supplemental disclosure of cash flow information
Income tax paid	$6,596	$6,299	$6,665
Interest paid	1,787	1,622	1,553
Capital lease obligations incurred	284	447	159

(1) Includes cash and cash equivalents of discontinued operations of $77 million, $51 million and $19 million at January 31, 2008, 2007 and 2006, respectively.
(2) Includes cash and cash equivalents of discontinued operations of $77 million and $51 million at January 31, 2008 and 2007, respectively.
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

The Company’s operations in Argentina, Brazil, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events in January 2009 which materially affected the financial statements. The Company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

The Company consolidates the accounts of certain variable interest entities where it has been determined that Wal-Mart is the primary beneficiary of those entities’ operations. The assets, liabilities and results of operations of these entities are not material to the Company.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $2.0 billion and $826 million at January 31, 2009 and 2008, respectively. In addition, cash and cash equivalents includes restricted cash related to cash collateral holdings from various counterparties as required by certain derivative and trust agreements of $577 million at January 31, 2009.

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

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all of the Walmart U.S. segment’s merchandise inventories. Sam’s Club merchandise and merchandise in our distribution warehouses are valued based on the weighted average cost using the LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out (“FIFO”) method. At January 31, 2009 and 2008, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

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

Capitalized Interest

Interest costs capitalized on construction projects were $88 million, $150 million and $182 million in fiscal 2009, 2008 and 2007, respectively.

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

Goodwill is recorded on the balance sheet in the operating segments as follows:

	January 31,
(Amounts in millions)	2009	2008
International	$14,955	$15,574
Sam’s Club	305	305
Total goodwill	$15,260	$15,879

The decrease in the International segment's goodwill since January 31, 2008, primarily resulted from strengthening of the U.S. dollar against all major currencies except the Japanese yen and an adjustment to allocate $192 million of goodwill for the sale of Gazeley, an ASDA commercial property development subsidiary in the United Kingdom, partially offset by goodwill recorded in connection with the acquisition of a majority interest in Distribución y Servicio D&S S.A. (“D&S”) in fiscal 2009.

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. This expected term is used in the determination of whether a store lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assumed, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter.

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

Revenue Recognition

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer. Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card. The Company also recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as net sales.

Sam’s Club Membership Fee Revenue Recognition

The Company recognizes Sam’s Club membership fee revenue both in the United States and internationally over the term of the membership, which is 12 months. The following table details deferred revenue, membership fees received from members and the amount of revenue recognized in earnings for each of the fiscal years 2009, 2008 and 2007.

Deferred
Membership
(Amounts in millions)	Fee Revenue
Balance at January 31, 2006	$490
Membership fees received	1,030
Membership fee revenue recognized	(985)
Balance at January 31, 2007	$535
Membership fees received	1,054
Membership fee revenue recognized	(1,038)
Balance at January 31, 2008	$551
Membership fees received	1,044
Membership fee revenue recognized	(1,054)
Balance at January 31, 2009	$541

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

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company except those costs related to the transportation of products from the supplier to the warehouses, stores or clubs, the costs related to the transportation of products from the warehouses to the stores or clubs and the cost of warehousing for our Sam’s Club segment. As a result, the cost of warehousing and occupancy for our Walmart U.S. and International segments’ distribution facilities is included in operating, selling, general and administrative expenses. Because we do not include the cost of our Walmart U.S. and International segments’ distribution facilities in cost of sales, our gross profit and gross profit as a percentage of net sales (our “gross profit margin”) may not be comparable to those of other retailers that may include all costs related to their distribution facilities in cost of sales and in the calculation of gross profit.

Advertising Costs
Advertising costs are expensed as incurred and were $2.3 billion, $2.0 billion and $1.9 billion in fiscal 2009, 2008 and 2007, respectively. Advertising costs consist primarily of print and television advertisements.

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

Insurance/Self-Insurance

The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, workers’ compensation, general liability, vehicle liability, property and the Company’s obligation for employee-related health care benefits. Liabilities associated with these risks are estimated by considering historical claims experience, demographic factors, frequency and severity factors and other actuarial assumptions. In estimating our liability for such claims, we periodically analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims. During the last few years, we have enhanced how we manage our workers’ compensation and general liability claims. As a result, our loss experience with respect to such claims has improved and the actuarially determined ultimate loss estimates, primarily for claims from fiscal 2004 through 2007, were reduced during the quarter ended July 31, 2007. The reductions in ultimate loss estimates resulted primarily from improved claims handling experience, which impacts loss development factors and other actuarial assumptions. Due to the beneficial change in estimate of our ultimate losses, accrued liabilities for general liability and workers’ compensation claims were reduced by $196 million after tax, resulting in an increase in net income per basic and diluted common share of $0.05 for the second quarter of fiscal year 2008.

Depreciation and Amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases, for fiscal years 2009, 2008 and 2007 was $6.7 billion, $6.3 billion and $5.5 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5–50 years
Fixtures and equipment	3–20 years
Transportation equipment	4–15 years

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

The Company accounts for unrecognized tax benefits in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which was adopted in fiscal year 2008 and discussed further in Note 5.

Accrued Liabilities

Accrued liabilities consist of the following:

	January 31,
(Amounts in millions)	2009	2008
Accrued wages and benefits	$5,577	$5,247
Self-insurance	3,108	2,907
Other	9,427	7,571
Total accrued liabilities	$18,112	$15,725

Net Income Per Common Share

Basic net income per common share is based on the weighted-average number of outstanding common shares. Diluted net income per common share is based on the weighted-average number of outstanding shares adjusted for the dilutive effect of stock options and other share-based awards. The dilutive effect of stock options and other share-based awards was 12 million, 6 million and 4 million shares in fiscal 2009, 2008 and 2007, respectively. The Company had approximately 6 million, 62 million and 62 million option shares outstanding at January 31, 2009, 2008 and 2007, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive.

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

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2009	2008	2007
Maximum amount outstanding at any month-end	$7,866	$9,176	$7,968
Average daily short-term borrowings	4,520	5,657	4,741
Weighted-average interest rate	2.1%	4.9%	4.7%

Short-term borrowings consisted of $1.5 billion and $5.0 billion of commercial paper at January 31, 2009 and 2008, respectively. The Company has certain lines of credit totaling $10.2 billion, most of which were undrawn as of January 31, 2009. Of the $10.2 billion in lines of credit, $9.7 billion is committed with 29 financial institutions. In conjunction with these lines of credit, the Company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases. Committed lines of credit are primarily used to support commercial paper. The portion of committed lines of credit used to support commercial paper remained undrawn as of January 31, 2009. The committed lines of credit mature at varying times starting between June 2009 and June 2012, carry interest rates of LIBOR plus 11 to 15 basis points and at prime plus zero to 50 basis points, and incur commitment fees of 1.5 to 7.5 basis points on undrawn amounts.

The Company had trade letters of credit outstanding totaling $2.4 billion and $2.7 billion at January 31, 2009 and 2008, respectively. At January 31, 2009 and 2008, the Company had standby letters of credit outstanding totaling $2.0 and $2.2 billion, respectively. These letters of credit were issued primarily for the purchase of inventory and self-insurance purposes.

Long-term debt consists of:

(Amounts in millions)		January 31,
Interest Rate	Due by Fiscal Year	2009	2008
0.310 – 11.750%, LIBOR less 0.10%	Notes due 2009	$-	$4,688
1.200 – 10.96%	Notes due 2010	5,656	4,584
1.200 – 4.125%	Notes due 2012	5,353	2,481
0.750 – 15.27%	Notes due 2014	4,822	2,982
5.250%	Notes due 2036	3,954	4,487
6.500%	Notes due 2038	3,000	3,000
4.875 – 6.200%	Notes due 2039	2,954	1,987
0.1838 – 10.880%	Notes due 2011(1)	2,952	3,511
5.750 – 7.550%	Notes due 2031	1,727	1,994
2.950 – 6.500%	Notes due 2019(1)	1,305	1,764
3.750 – 5.375%	Notes due 2018	1,006	1,027
3.150 – 6.630%	Notes due 2016	940	765
5.875%	Notes due 2028	772	750
2.300 – 3.00%	Notes due 2015	575	42
1.600 – 5.000%	Notes due 2013	561	516
4.125%	Notes due 2020	507	-
6.750%	Notes due 2024	263	250
2.000 – 2.500%	Notes due 2017	32	24
4.200 - 5.500%	Notes due 2026	20	-
4.200 - 5.500%	Notes due 2027	19	-
4.200 - 5.500%	Notes due 2025	17	-
4.200 - 5.500%	Notes due 2029	12	-
4.200 - 5.500%	Notes due 2023	10	-
4.200 - 5.500%	Notes due 2022	8	-
4.200 - 5.500%	Notes due 2021	7	-
Other(2)		725	860
Total		$37,197	$35,712

(1)	Notes due in 2011 and 2019 both include $500 million put options.
(2)	Includes adjustments to debt hedged by derivatives.

The Company has $1.0 billion in debt with embedded put options. The holders of one $500 million debt issuance may require the Company to repurchase the debt at par plus accrued interest at any time. One issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. All of these issuances have been classified as long-term debt due within one year in the Consolidated Balance Sheets.

Long-term debt is unsecured except for $335 million, which is collateralized by property with an aggregate carrying amount of approximately $1.2 billion. Annual maturities of long-term debt during the next five years and thereafter are:

(Amounts in millions)
Fiscal Year	Annual Maturity
2010	$5,848
2011	3,077
2012	5,474
2013	648
2014	5,075
Thereafter	17,075
Total	$37,197

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations mature as follows during the next five years and thereafter:

(Amounts in millions)
Fiscal Year	Annual Maturity
2010	$10
2011	10
2012	10
2013	10
2014	7
Thereafter	284
Total	$331

3 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company’s derivative financial instruments is used to measure interest to be paid or received and does not represent the Company’s exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company’s transactions are with counterparties rated “AA-” or better by nationally recognized credit rating agencies. In connection with various derivative agreements with counterparties, the Company is holding $440 million in cash collateral from these counterparties at January 31, 2009.

Fair Value Instruments

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

Net Investment Instruments

At January 31, 2009 and 2008, the Company is party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency.

The Company has approximately £3.0 billion of outstanding debt that is designated as a hedge of the Company’s net investment in the United Kingdom as of January 31, 2009 and 2008. The Company also has outstanding approximately ¥437.4 and ¥142.1 billion of debt that is designated as a hedge of the Company’s net investment in Japan at January 31, 2009 and 2008, respectively. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in accumulated other comprehensive income.

Cash Flow Instruments

The Company is party to receive floating-rate, pay fixed-rate interest rate swaps to hedge the interest rate risk of certain foreign-denominated debt. The swaps are designated as cash flow hedges of interest expense risk. The agreement is a contract to exchange fixed-rate payments of interest for floating-rate payments of interest. Changes in the foreign benchmark interest rate result in reclassification of amounts from accumulated other comprehensive income to earnings to offset the floating-rate interest expense.

Fair Value of Financial Instruments

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles (“GAAP”) and expands required disclosures about fair value measurements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities. The Company adopted SFAS 157 as of February 1, 2008, as required. The adoption of SFAS 157 did not have a material impact on the Company’s financial condition and results of operations. Effective February 1, 2009, the Company adopted SFAS 157 for its nonfinancial assets and liabilities and does not anticipate a material impact to its financial condition, results of operations or cash flows.

SFAS 157 establishes a three−tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As of January 31, 2009, the Company held certain derivative asset and liability positions that are required to be measured at fair value on a recurring basis. The majority of the Company’s derivative instruments related to interest rate swaps. The fair values of these interest rate swaps have been measured in accordance with Level 2 inputs in the fair value hierarchy.

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

Derivative financial instruments designated for hedging: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates. As of January 31, 2009 and 2008, derivative financial instruments designated for hedging are as follows (asset/(liability)):

	Notional Amount		Fair Value
(Amounts in millions)	January 31,		January 31,
Derivative financial instruments designated for hedging:	2009	2008	2009	2008
Receive fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	$5,195	$5,195	$321	$265
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net
investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2009 and 1/31/2008)	1,250	1,250	526	(75)
Receive floating-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	462	-	(17)	-
Total	$6,907	$6,445	$830	$190
Non-derivative financial instruments:
Long-term debt	$37,197	$35,712	$37,862	$35,940

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. The Company adopted SFAS 159 on February 1, 2008. Since the Company has not utilized the fair value option for any allowable items, the adoption of SFAS 159 did not have a material impact on the Company’s financial condition and results of operations.

4 Accumulated Other Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholders’ equity. Amounts included in accumulated other comprehensive income for the Company’s derivative instruments and minimum pension liabilities are recorded net of the related income tax effects. The following table gives further detail regarding changes in the composition of accumulated other comprehensive income during fiscal 2009, 2008 and 2007:

(Amounts in millions)	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2006	$1,291	$(6)	$(232)	$1,053
Foreign currency translation adjustment	1,584			1,584
Change in fair value of hedge instruments		123		123
Reclassification to earnings		(117)		(117)
Subsidiary minimum pension liability			(15)	(15)
Adjustment for initial application of SFAS 158, net of tax			(120)	(120)

Balance at January 31, 2007	$2,875	$-	$(367)	$2,508
Foreign currency translation adjustment	1,218			1,218
Subsidiary minimum pension liability			138	138

Balance at January 31, 2008	$4,093	$-	$(229)	$3,864
Foreign currency translation adjustment	(6,489)			(6,489)
Change in fair value of hedge instruments		(17)		(17)
Subsidiary minimum pension liability			(46)	(46)
Balance at January 31, 2009	$(2,396)	$(17)	$(275)	$(2,688)

The foreign currency translation amount includes a net translation gain of $1.2 billion, a loss of $9 million, and a gain of $143 million at January 31, 2009, 2008 and 2007, respectively, related to net investment hedges of our operations in the United Kingdom and Japan.

In conjunction with the disposition of our operations in South Korea and Germany, the Company reclassified $603 million from foreign currency translation amounts included in accumulated other comprehensive income into discontinued operations within our Consolidated Statements of Income for fiscal year 2007.

Accumulated other comprehensive income for fiscal 2009 was adversely affected by foreign currency exchange rate fluctuations.

5 Income Taxes

Income Tax Provision

	Fiscal Year Ended January 31,
(Amounts in millions)	2009	2008	2007
Current:
Federal	$4,771	$5,145	$4,871
State and local	564	524	522
International	1,229	1,228	872
Total current tax provision	6,564	6,897	6,265
Deferred:
Federal	614	12	(15)
State and local	41	6	4
International	(74)	(26)	100
Total deferred tax provision	581	(8)	89
Total provision for income taxes	$7,145	$6,889	$6,354

Income from Continuing Operations

Income from continuing operations before income taxes and minority interest by jurisdiction is as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2009	2008	2007
Domestic	$16,239	$15,820	$15,158
International	4,659	4,338	3,810
Total income from continuing operations before income taxes and minority interest	$20,898	$20,158	$18,968

Deferred Taxes

Items that give rise to significant portions of the deferred tax accounts are as follows:

	January 31,
(Amounts in millions)	2009	2008
Deferred tax assets:
International operating and capital loss carryforwards	$1,430	$1,073
Accrued liabilities	2,548	2,400
Equity compensation	206	324
Other	374	516
Total deferred tax assets	4,558	4,313
Valuation allowance	(1,852)	(1,589)
Deferred tax assets, net of valuation allowance	$2,706	$2,724
Deferred tax liabilities:
Property and equipment	$3,257	$2,740
Inventories	1,079	705
Other	(25)	41
Total deferred tax liabilities	$4,311	$3,486
Net deferred tax liabilities	$1,605	$762

The deferred taxes noted above are classified as follows in the balance sheet:

	January 31,
(Amounts in millions)	2009	2008
Balance Sheet Classification:
Prepaid expenses and other	$1,293	$1,425
Other assets and deferred charges	202	327
Total assets	1,495	1,752
Accrued liabilities	24	165
Deferred income taxes and other	3,076	2,349
Total liabilities	3,100	2,514
Net deferred tax liabilities	$1,605	$762

Effective Tax Rate Reconciliation

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

	Fiscal Year Ended January 31,
	2009	2008	2007
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.89%	1.72%	1.80%
Income taxes outside the United States	-1.66%	-1.56%	-1.90%
Other	-1.04%	-0.98%	-1.40%
Effective income tax rate	34.19%	34.18%	33.50%

Unremitted Earnings

United States income taxes have not been provided on accumulated but undistributed earnings of its non-U.S. subsidiaries of approximately $12.7 billion and $10.7 billion as of January 31, 2009 and 2008, respectively, as the Company intends to permanently reinvest these amounts.  However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings.  Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities of its hypothetical calculation.

Losses and Valuation Allowances

At January 21, 2009, the Company had international net operating loss and capital loss carryforwards totaling approximately $4.1 billion.  Of these carryforwards, $2.4 billion will expire in various years through 2016.  The remaining carryforwards have no expiration.

As of January 31, 2009, the Company has provided a valuation allowance of approximately $1.9 billion on deferred tax assets associated primarily with net operating loss and capital loss carryforwards from our international operations for which management has determined it is more likely than not that the deferred tax asset will not be realized.  The $263 million net change in the valuation allowance in fiscal 2009 related to releases arising from the use of net operating loss carryforwards, increases in foreign net operating losses arising in fiscal 2009 and fluctuations in foreign currency exchange rates.  Management believes that it is more likely than not that we will fully realize the remaining domestic and international deferred tax assets.

During fiscal 2007, the Company recorded a pretax loss of $918 million and recognized a tax benefit of $126 million on the disposition of its German operations. The Company recorded an additional loss on this disposition of $153 million during fiscal year 2008.  See Note 6, Acquisitions and Disposals, for additional information about this transaction. The Company has claimed the tax loss realized on the disposition of its German operations as an ordinary worthless stock deduction. The Internal Revenue Service has challenged the characterization of this deduction. If the loss is characterized as a capital loss, any such capital loss could only be realized by being offset against future capital gains and would expire in 2012. Any deferred tax asset, net of its related valuation allowance, resulting from the characterization of the loss as capital may be included with the Company’s non-current assets of discontinued operations. Final resolution of the amount and character of the deduction may result in the recognition of additional tax benefits of up to $1.7 billion which may be included in discontinued operations in future periods.

FASB Interpretation No. 48

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) effective February 1, 2007.  FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As a result of the implementation of FIN 48, the Company recognized a $236 million increase in the liability for unrecognized tax benefits relating to continuing operations and a $28 million increase in the related liability for interest and penalties for a total of $264 million.  Of this amount, $160 million was accounted for as a reduction to the February 1, 2007 balance of retained earnings, $70 million as an increase to non-current deferred tax assets, and $34 million as an increase to current deferred tax assets.

The Company classifies interest on uncertain tax benefits as interest expense and income tax penalties as operating, selling, general and administrative expenses.  At February 1, 2007, before any tax benefits, the Company had $177 million of accrued interest and penalties on unrecognized tax benefits.

In the normal course of business, the Company provides for uncertain tax positions and the related interest and adjusts its unrecognized tax benefits and accrued interest accordingly. Unrecognized tax benefits related to continuing operations increased by $149 million and $89 million for fiscal 2009 and 2008, respectively.  Accrued interest increased by $47 million and $65 million for fiscal 2009 and 2008, respectively.  Penalties decreased by $12 million for fiscal 2009. During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by $150 million to $230 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. Such unrecognized taxed benefits relate primarily to timing recognition issues.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

Unrecognized
(Amounts in millions)	Tax Benefits
Balance at February 1, 2007	$779
Increases related to prior year tax positions	125
Decreases related to prior year tax positions	(82)
Increases related to current year tax positions	106
Settlements during the period	(50)
Lapse of statute of limitations	(10)
Balance at January 31, 2008	$868
Increases related to prior year tax positions	296
Decreases related to prior year tax positions	(34)
Increases related to current year tax positions	129
Settlements during the period	(238)
Lapse of statute of limitations	(4)
Balance at January 31, 2009	$1,017

The amount, if recognized, which is included in the balance at January 31, 2009, that would affect the Company’s effective tax rate is $582 million.   The difference represents the amount of unrecognized tax benefits for which the ultimate tax consequence is certain, but for which there is uncertainty about the timing of the tax consequence recognition.  Because of the impact of deferred tax accounting, the timing would not impact the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

As of February 1, 2007, and at January 31, 2009, the Company had unrecognized tax benefits of $1.7 billion which are related to a worthless stock deduction the Company has claimed on its disposition of its German operations in the second quarter of fiscal 2007, as mentioned above.  Of this, $63 million was recognized in discontinued operations during the second quarter of fiscal 2009 following the resolution of a gain determination on a discontinued operation that was sold in fiscal 2004.  The remaining balance, when settled, will be recorded as discontinued operations.  The Company cannot predict the ultimate outcome of this matter, nor can it predict with reasonable certainty if it will be resolved within the next twelve months.

The Company is subject to income tax examinations for its U.S. federal income taxes generally for the fiscal years 2008 and 2009, with fiscal years 2004 through 2007 remaining open for a limited number of issues, for non-U.S. income taxes for the tax years 2003 through 2009, and for state and local income taxes for the fiscal years generally 2004 through 2008 and from 1998 for a limited number of issues.

Non-Income Taxes

Additionally, the Company is subject to tax examinations for payroll, value added, sales-based and other taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the Company has made accruals for these matters which are reflected in the Company's Consolidated Financial Statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the Company, may result in liability material to the Company's financial condition or results of operations.

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

After closing the acquisition, the Company began consolidating BCL using a December 31 fiscal year-end.  The Company’s Consolidated Statements of Income for fiscal 2008 include the results of BCL for the period commencing upon the acquisition of the Company’s interest in BCL and ending December 31, 2007.  BCL’s results of operations were not material to the Company in fiscal 2008.   Assets recorded in the acquisition were approximately $1.6 billion, including approximately $1.1 billion in goodwill, and liabilities assumed were approximately $1.0 billion.

In August 2007, the Company announced an agreement between Wal-Mart and Bharti Enterprises, an Indian company, to establish a joint venture called Bharti Wal-Mart Private Limited to conduct wholesale cash-and-carry and back-end supply chain management operations in India, in compliance with Government of India guidelines. The first wholesale facility is targeted to open in mid-fiscal 2010.  The joint venture was formed to establish wholesale warehouse facilities to serve retailers and business owners by selling them merchandise at wholesale prices, including Bharti Retail, a wholly-owned subsidiary of Bharti Enterprises, that is developing a chain of retail stores in India. In addition, Bharti Retail has entered into a franchise agreement with an Indian subsidiary of Wal-Mart under which it will provide technical support to Bharti Retail’s retail business.

In October 2007, the Company announced the launch of a tender offer to acquire the remaining outstanding common and preferred shares of our Japanese subsidiary, The Seiyu Ltd. (“Seiyu”).  Prior to the offer, the Company owned 50.9% of Seiyu. The tender offer commenced on October 23, expired on December 4, and closed on December 11, 2007.  At closing, the Company acquired the majority of the common shares and all minority preferred shares. The Company purchased the remaining minority common shares in fiscal 2009 and now owns all of the common and preferred shares of Seiyu.  Total purchase price for the tendered shares was $937 million, including transaction costs. This acquisition of the remaining Seiyu shares not owned by the Company resulted in the recording of $775 million of goodwill and the elimination of $299 million minority interest related to the preferred shareholders.

In January 2009, the Company completed a tender offer for the shares of Distribución y Servicio D&S S.A. (“D&S”), acquiring approximately 58.2% of the outstanding D&S shares (the "First Offer").  D&S has 197 stores, 10 shopping centers and 85 PRESTO financial services branches throughout Chile. The purchase price for the D&S shares in the First Offer was approximately $1.55 billion.  As of January 31, 2009, assets recorded in the acquisition after the First Offer, were approximately $3.6 billion, including approximately $1.0 billion in goodwill, liabilities assumed were approximately $1.7 billion and minority interest was approximately $395 million.  Under the Chilean securities laws, the Company was required after the First Offer to initiate a second tender offer (the "Second Offer") for the remaining outstanding shares of D&S on the same terms as the First Offer. The Company completed the Second Offer in March 2009, acquiring approximately 16.4% of the outstanding D&S shares for approximately $430 million, resulting in the Company owning approximately 74.6% of the D&S shares. In connection with the transaction, the former D&S controlling shareholders were each granted a put option that is exercisable beginning in January 2011 through January 2016. During the exercise period, the put option allows each former controlling shareholder the right to require the Company to purchase up to all of their shares of D&S (approximately 25.1%) owned following the Second Offer at fair market value at the time of an exercise, if any.  The consolidated financial statements of D&S, as well as the allocation of the purchase price as of January 31, 2009, are preliminary.

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

During fiscal 2009, the Company disposed of Gazeley, an ASDA commercial property development subsidiary in the United Kingdom. Consequently, the results of operations associated with Gazeley are presented as discontinued operations in our Consolidated Statements of Income and Consolidated Balance Sheets for all periods presented. The cash flows related to this operation were insignificant for all periods presented.  In fiscal 2009, the Company recognized approximately $212 million, after tax, in operating profits and gains from the sale of Gazeley as discontinued operations.  The transaction continues to remain subject to certain indemnification obligations. In calculating the gain on disposal, the Company allocated $192 million of goodwill from the International segment.

During fiscal 2009, the Company initiated a restructuring program under which the Company’s Japanese subsidiary, Seiyu, will close 23 stores and dispose of certain excess properties. This restructuring will involve incurring costs associated with lease termination obligations, asset impairment charges and employee separation benefits. The costs associated with this restructuring are presented as discontinued operations in our Consolidated Statements of Income and Consolidated Balance Sheets for all periods presented. The cash flows and accrued liabilities related to this restructuring were insignificant for all periods presented.  The Company recognized approximately $122 million, after tax, in restructuring expenses and operating results as discontinued operations during fiscal 2009.  Additional costs will be recorded in future periods for lease termination obligations and employee separation benefits and are not expected to be material.

In addition, the Company recorded a $63 million benefit to discontinued operations in fiscal 2009, from the successful resolution of a tax contingency related to McLane Company, Inc., a former Wal-Mart subsidiary sold in fiscal 2004.

In addition to the gain and loss on the dispositions noted above, discontinued operations as presented in the Company's Consolidated Statements of Income also include net sales and net operating income and losses from our discontinued operations as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2008	2007
Net sales	$219	$2,722
Net operating income (losses)	21	(153)

7 Share-Based Compensation Plans

As of January 31, 2009, the Company has awarded share-based compensation to executives and other associates of the Company through various share-based compensation plans. The compensation cost recognized for all plans was $302 million, $276 million and $271 million for fiscal 2009, 2008 and 2007, respectively. The total income tax benefit recognized for all share-based compensation plans was $112 million, $102 million and $101 million for fiscal 2009, 2008 and 2007, respectively.

The Company’s Stock Incentive Plan of 2005 (the “Plan”), which is shareholder-approved, was established to grant stock options, restricted (non-vested) stock, performance share and other equity compensation awards to its associates, and 210 million shares of common stock to be issued under the Plan have been registered under the Securities Act of 1933. The Company believes that such awards better align the interests of its associates with those of its shareholders.

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

The Company’s United Kingdom subsidiary, ASDA, also offers two other stock option plans to its colleagues. The first plan, The ASDA Colleague Share Ownership Plan 1999 (“CSOP”), grants options to certain colleagues. The initial CSOP grant is a three year and a six year vesting with six year vesting granted thereafter. CSOP shares have an exercise period of two months immediately following the vesting date. The second plan, The ASDA Sharesave Plan 2000 (“Sharesave”), grants options to certain colleagues at 80% of the average market value of the three days preceding date of grant. Sharesave options become exercisable after either a three-year or five-year period and generally expire six months after becoming exercisable. The CSOP and Sharesave Plan were registered to grant stock options to its colleagues for up to a combined 34 million shares of common stock.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option’s fair value. To determine the expected life of the option, the Company bases its estimates on historical exercise and expiration activity of grants with similar vesting periods. Expected volatility is based on historical volatility of our stock and the expected risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected dividend yield over the vesting period is based on the annual dividend rate at the time of grant. The following table represents a weighted-average of the assumptions used by the Company to estimate the fair values of the Company’s stock options at the grant dates:

	Fiscal Year Ended January 31,
	2009	2008	2007
Dividend yield	1.9%	2.1%	2.3%
Volatility	16.7%	18.6%	19.4%
Risk-free interest rate	2.0%	4.5%	4.8%
Expected life in years	3.4	5.6	5.3

A summary of the stock option award activity for fiscal 2009 is presented below:

Stock Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 31, 2008	68,860,000	$49.01
Granted	1,712,000	39.51
Exercised	(18,043,000)	48.14
Forfeited or expired	(3,807,000)	48.62
Outstanding at January 31, 2009	48,722,000	49.11	4.5	$59,706,000
Exercisable at January 31, 2009	28,539,000	$51.34	4.4	$7,321,000

As of January 31, 2009, there was $148 million of total unrecognized compensation cost related to stock options granted under the Plan, which is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of options vested during the fiscal years ended January 31, 2009, 2008 and 2007, was $107 million, $102 million and $160 million, respectively.

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2009, 2008 and 2007, was $9.97, $11.00 and $9.20, respectively. Stock options granted in fiscal 2009 were primarily issued under the ASDA Sharesave plan. The total intrinsic value of options exercised during the years ended January 31, 2009, 2008 and 2007, was $173 million, $60 million and $103 million, respectively. During fiscal 2009, the Company received $585 million in cash from the exercise of stock options.

In fiscal 2007, the Company began issuing restricted stock rights to most associates in lieu of stock option awards.  Restricted stock rights are associate rights to Company stock after a specified service period. Grants issued before fiscal 2009 typically vest over five years with 40% vesting three years from grant date and the remaining 60% vesting five years from grant date.  Beginning in fiscal 2009, the vesting schedule was adjusted for new grants to 50% vesting three years from grant date and the remaining 50% vesting five years from grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period. Expected dividend yield over the vesting period is based on the annual dividend rate at the time of grant. The weighted average discount for dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2009, 2008, and 2007 was 6.8%, 8.4% and 6.9%, respectively.

A summary of the Company’s restricted stock rights activity for fiscal 2009 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Restricted Stock Rights	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock Rights at January 31, 2008	6,641,000	$43.00
Granted	5,129,000	50.41
Vested	(10,000)	44.78
Forfeited	(606,000)	45.39
Restricted Stock Rights at January 31, 2009	11,154,000	$46.28

As of January 31, 2009, there was $278 million of total unrecognized compensation cost related to restricted stock rights granted under the Plan, which is expected to be recognized over a weighted-average period of 2.7 years.

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

During fiscal 2006, the Company began issuing performance share awards under the Plan that vest based on the passage of time and achievement of performance criteria. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares issued before January 1, 2008 may be settled in stock or cash, the performance shares are accounted for as liabilities in the accompanying Consolidated Balance Sheets unless the associate has elected for the award to be settled or deferred in stock. Performance shares issued in fiscal 2009 are settled or deferred in stock; therefore, they are accounted for as equity in the accompanying Consolidated Balance Sheets.

The fair value of the restricted stock and performance share liabilities are re-measured each reporting period. The total liability for restricted stock and performance share awards at January 31, 2009 and January 31, 2008, was $126 million and $125 million, respectively.

A summary of the Company’s non-vested restricted stock and performance share award activity for fiscal 2009 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Non-Vested Restricted Stock and Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock and Performance Share Awards at January 31, 2008	10,787,000	$47.00
Granted	6,749,000	52.10
Vested	(1,815,000)	46.41
Forfeited	(2,016,000)	49.11
Restricted Stock and Performance Share Awards at January 31, 2009	13,705,000	$49.28

As of January 31, 2009, there was $293 million of total unrecognized compensation cost related to restricted stock and performance share awards granted under the Plan, which is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of shares vested during the fiscal years ended January 31, 2009, 2008 and 2007, was $55 million, $24 million and $38 million, respectively.

 8 Legal Proceedings

The Company is involved in a number of legal proceedings. In accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” the Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company’s Consolidated Financial Statements. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company’s shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in liability material to the Company’s financial condition or results of operations.

Wage-and-Hour Class Actions: The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs are current and former hourly associates who allege that the Company forced or encouraged them to work “off the clock,” failed to provide rest breaks or meal periods, or otherwise failed to pay them correctly. The complaints generally seek unspecified monetary damages, injunctive relief, or both. Class or collective-action certification has yet to be addressed by the court in a majority of these cases. In the majority of wage-and-hour class actions filed against the Company in which the courts have addressed the issue, class certification has been denied. The Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits, except as noted below.

On December 23, 2008, the Company and the attorneys for the plaintiffs in 63 of the wage-and-hour class actions described above announced that they had entered into a series of settlement agreements in connection with those matters. Each of the settlements is subject to approval by the court in which the matter is pending. The total amount to be paid by the Company under the settlement agreements will depend on whether such approvals are granted, as well as on the number and amount of claims that are submitted by class members in each matter. If all of the agreements are approved by the courts, the total to be paid by the Company under the settlement agreements will be at least $352 million, but no more than $640 million, depending on the number and amount of claims. The Company may also incur additional administrative expenses and other costs in the process of concluding the settlements.

One of the remaining wage-and-hour lawsuits is Savaglio v. Wal-Mart Stores, Inc., a class-action lawsuit in which the plaintiffs allege that they were not provided meal and rest breaks in accordance with California law, and seek monetary damages and injunctive relief. A trial on the plaintiffs’ claims for monetary damages concluded on December 22, 2005. The jury returned a verdict of approximately $57 million in statutory penalties and $115 million in punitive damages. In June 2006, the judge entered an order allowing some, but not all, of the injunctive relief sought by the plaintiffs. On December 27, 2006, the judge entered an order awarding the plaintiffs an additional amount of approximately $26 million in costs and attorneys’ fees. The Company believes it has substantial factual and legal defenses to the claims at issue, and on January 31, 2007, the Company filed its Notice of Appeal. On November 19, 2008, the court of appeals issued an Order staying further proceedings in the Savaglio appeal pending the decision of the California Supreme Court in a case involving similar issues, entitled Brinker v. Superior Court.

In another of the remaining wage-and-hour lawsuits, Braun/Hummel v. Wal-Mart Stores, Inc., a trial was commenced in September 2006, in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, the jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs’ meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury’s back-pay award plus statutory penalties, prejudgment interest and attorneys’ fees. The Company believes it has substantial factual and legal defenses to the claims at issue, and on December 7, 2007, the Company filed its Notice of Appeal.

In another wage-and-hour lawsuit, Braun v. Wal-Mart Stores, Inc., the Company agreed in October 2008 to settle the case by paying up to approximately $54 million, part of which is to be paid to the State of Minnesota and part to the class members and their counsel. On January 14, 2009, the trial court entered an Order granting preliminary approval of the settlement and directing that notices be mailed to class members. The exact amount that will be paid by the Company depends on the number and amount of claims that are submitted by class members in response to the notices.

Exempt Status Cases: The Company is currently a defendant in three cases in which the plaintiffs seek class certification of various groups of salaried managers and challenge their exempt status under state and federal laws. In one of those cases (Sepulveda v. Wal-Mart Stores, Inc.), class certification was denied by the trial court on May 5, 2006. On April 25, 2008, a three-judge panel of the United States Court of Appeals for the Ninth Circuit affirmed the trial court’s ruling in part and reversed it in part, and remanded the case for further proceedings. On May 16, 2008, the Company filed a petition seeking review of that ruling by a larger panel of the court. On October 10, 2008, the court entered an Order staying all proceedings in the Sepulveda appeal pending the final disposition of the appeal in Dukes v. Wal-Mart Stores, Inc., discussed below. Class certification has not been addressed in the other cases. The Company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits.

Gender Discrimination Cases: The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a class-action lawsuit commenced in June 2001 in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company’s retail stores and warehouse clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages and attorneys’ fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs’ motion for class certification. The class, which was certified by the district court for purposes of liability, injunctive and declaratory relief, punitive damages and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs.

The Company believes that the district court’s ruling is incorrect. On August 31, 2004, the United States Court of Appeals for the Ninth Circuit granted the Company’s petition for discretionary review of the ruling. On February 6, 2007, a divided three-judge panel of the court of appeals issued a decision affirming the district court’s certification order. On February 20, 2007, the Company filed a petition asking that the decision be reconsidered by a larger panel of the court. On December 11, 2007, the three-judge panel withdrew its opinion of February 6, 2007, and issued a revised opinion. As a result, the Company’s Petition for Rehearing En Banc was denied as moot. The Company filed a new Petition for Rehearing En Banc on January 8, 2008. On February 13, 2009, the court of appeals issued an Order granting the Petition. The court heard oral argument on the Petition on March 24, 2009. If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company’s financial condition or results of operations. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company’s financial condition or results of operations. However, because of the uncertainty of the outcome of the appeal from the district court’s certification decision, because of the uncertainty of the balance of the proceedings contemplated by the district court, and because the Company’s liability, if any, arising from the litigation, including the size of any damages award if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss that may arise from the litigation.

The Company is a defendant in a lawsuit that was filed by the Equal Employment Opportunity Commission (“EEOC”) on August 24, 2001, in the United States District Court for the Eastern District of Kentucky on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, distribution center from 1998 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification. The EEOC seeks back pay and front pay for those females not selected for hire or transfer during the relevant time period, plus compensatory and punitive damages and injunctive relief. The EEOC has asserted that the hiring practices in question resulted in a shortfall of 245 positions. The claims for compensatory and punitive damages are capped by statute at $300,000 per shortfall position. The amounts of back pay and front pay that are being sought have not been specified. The case has been set for trial on March 1, 2010.

Hazardous Materials Investigations: On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney’s Office for the Central District of California, seeking documents and information relating to the Company’s receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney’s Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act (“RCRA”), the Clean Water Act and the Hazardous Materials Transportation Statute. This U.S. Attorney’s Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company’s stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as “hazardous waste” directly to a certified disposal facility using a certified hazardous waste carrier. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company’s financial condition or results of operations.

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

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.8 billion, $1.6 billion and $1.4 billion in 2009, 2008 and 2007, respectively. Aggregate minimum annual rentals at January 31, 2009, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases	Capital Leases
2010	$1,161	$569
2011	1,138	556
2012	997	527
2013	888	492
2014	816	460
Thereafter	7,830	2,914
Total minimum rentals	$12,830	$5,518
Less estimated executory costs		47
Net minimum lease payments		5,471
Less imputed interest at rates ranging from 3.0% to 13.6%		1,956
Present value of minimum lease payments		$3,515

Certain of the Company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals amounted to $21 million, $33 million and $41 million in 2009, 2008 and 2007, respectively. Substantially all of the Company’s store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2009, the aggregate termination payment would have been $153 million. The two arrangements pursuant to which these payments could be made expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $66 million upon termination of some or all of these agreements.

The Company has potential future lease commitments for land and buildings for approximately 321 future locations. These lease commitments have lease terms ranging from 1 to 35 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $72 million for fiscal 2010, based on current cost estimates.

10 Retirement-Related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Plan under which associates generally become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, and the Company makes an additional contribution to the associates’ 401(k) component of the plan. In addition to the Company contributions, associates may elect to contribute a percentage of their earnings to the 401(k) component of the plan.  During fiscal 2009, participants could contribute up to 50% of their pretax earnings, but not more than statutory limits.

Associates may choose from among 13 different investment options for the 401(k) component of the plan and 14 investment options for the Profit Sharing component of the plan. For associates who do not make an investment election, their 401(k) balance in the plan is placed in a balanced fund.  Associates’ 401(k) funds immediately vest, and associates may change their investment options at any time. Associates with three years of service have full diversification rights with the 14 investment options for the Profit Sharing component of the plan. Prior to January 31, 2008, associates were fully vested in the Profit Sharing component of the plan after seven years of service, with vesting starting at 20% at three years of service and increasing  20% each year until year seven. Effective January 31, 2008, associates are fully vested in the Profit Sharing component of the plan after six years of service, with vesting starting at 20% at two years of service and increasing 20% each year until year six.

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Plans are made at the sole discretion of the Company. Contribution expense associated with these plans was $1.0 billion, $945 million and $890 million in fiscal 2009, 2008 and 2007, respectively.

Employees in foreign countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $210 million, $267 million and $274 million in fiscal 2009, 2008 and 2007, respectively.

The Company’s subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $34 million at January 31, 2009 and overfunded by $5 million at January 31, 2008. The plan in Japan was underfunded by $289 million and $202 million at January 31, 2009 and 2008, respectively. These underfunded amounts have been recorded in our Consolidated Balance Sheets in accordance with SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). Certain other foreign operations have defined benefit arrangements that are not significant.

11 Segments

The Company is engaged in the operations of retail stores located in all 50 states of the United States, Argentina, Brazil, Canada, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Puerto Rico and the United Kingdom. The Company identifies segments in accordance with the criteria set forth in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) and is primarily based on the operations of the Company that our chief operating decision maker regularly reviews to analyze performance and allocate resources among business units of the Company. We sell similar individual products and services in each of our segments.  It is impractical to segregate and identify revenue and profits for each of these individual products and services.

The Walmart U.S. segment includes the Company’s mass merchant concept in the United States under the Walmart brand, as well as walmart.com. The Sam’s Club segment includes the warehouse membership clubs in the United States as well as samsclub.com. The International segment consists of the Company’s operations outside of the United States. The amounts under the caption “Other” in the table below relating to operating income are unallocated corporate overhead items.

The Company measures the profit of its segments as “segment operating income,” which is defined as income from continuing operations before net interest expense, income taxes and minority interest and excludes unallocated corporate overhead and results of discontinued operations. From time to time, we revise the measurement of each segment’s operating income as changes in business needs dictate. When we do, we restate all periods presented for comparative purposes. Information on segments and the reconciliation to consolidated income from continuing operations before income taxes, minority interest and discontinued operations appear in the following tables.

(Amounts in millions)
Fiscal Year Ended January 31, 2009	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Revenues from external customers	$255,745	$98,645	$46,854	$-	$401,244

Operating income (loss)	18,763	4,940	1,610	(2,515)	22,798
Interest expense, net					(1,900)
Income from continuing operations before income taxes and minority interest					$20,898

Total assets of continuing operations	$84,361	$59,903	$12,339	$6,631	$163,234

Depreciation and amortization	4,013	1,872	527	327	6,739
Fiscal Year Ended January 31, 2008	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Revenues from external customers	$239,529	$90,421	$44,357	$-	$374,307

Operating income (loss)	17,516	4,725	1,618	(1,907)	21,952
Interest expense, net					(1,794)
Income from continuing operations before income taxes and minority interest					$20,158

Total assets of continuing operations	$84,286	$61,994	$11,722	$4,545	$162,547

Depreciation and amortization	3,813	1,684	507	313	6,317

Fiscal Year Ended January 31, 2007	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Revenues from external customers	$226,294	$76,883	$41,582	$-	$344,759

Operating income (loss)	16,620	4,265	1,480	(1,868)	20,497
Interest expense, net					(1,529)
Income from continuing operations before income taxes and minority interest					$18,968

Total assets of continuing operations	$79,040	$54,974	$11,448	$5,196	$150,658

Depreciation and amortization	3,323	1,409	475	252	5,459

In the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $68.0 billion, $66.8 billion and $62.3 billion as of January 31, 2009, 2008 and 2007, respectively. In the United States, additions to long-lived assets were $7.5 billion, $10.4 billion and $12.2 billion in fiscal 2009, 2008 and 2007, respectively.

Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $27.6 billion, $30.1 billion and $26.0 billion as of fiscal 2009, 2008 and 2007, respectively. Outside of the United States, additions to long-lived assets were $4.0 billion, $4.5 billion and $3.5 billion in fiscal 2009, 2008 and 2007, respectively. The International segment includes all real estate outside the United States. The operations of the Company’s ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA’s sales during fiscal 2009, 2008 and 2007 were $34.1 billion, $33.4 billion and $28.9 billion, respectively. The depreciation of the British pound against the U.S. dollar during fiscal 2009 adversely impacted ASDA’s sales in that year by $3.0 billion. ASDA’s long-lived assets, consisting primarily of property and equipment, net, totaled $10.8 billion, $14.2 billion and $13.2 billion at January 31, 2009, 2008 and 2007, respectively.

12 Quarterly Financial Data (Unaudited)

	Quarters Ended
(Amounts in millions except per share data)	April 30,	July 31,	October 31,	January 31,
Fiscal 2009
Net sales	$94,070	$101,544	$97,634	$107,996
Cost of sales	71,845	77,599	74,114	82,601
Gross profit	22,225	23,945	23,520	25,395

Income from continuing operations	3,029	3,401	3,033	3,792
(Loss) income from discontinued operations, net of tax	(7)	48	105	-
Net income	$3,022	$3,449	$3,138	$3,792
Basic net income per common share:
Basic income per common share from continuing operations	$0.77	$0.86	$0.77	$0.97
Basic (loss) income per common share from discontinued operations	(0.01)	0.01	0.03	-
Basic net income per common share	$0.76	$0.87	$0.80	$0.97
Diluted net income per common share:
Diluted income per common share from continuing operations	$0.76	$0.86	$0.77	$0.96
Diluted income per common share from discontinued operations	-	0.01	0.03	-
Diluted net income per common share	$0.76	$0.87	$0.80	$0.96

Fiscal 2008
Net sales	$85,335	$91,938	$90,826	$106,208
Cost of sales	65,271	70,551	69,251	81,277
Gross profit	20,064	21,387	21,575	24,931

Income from continuing operations	2,806	3,101	2,846	4,110
Income (loss) from discontinued operations, net of tax	20	(149)	11	(14)
Net income	$2,826	$2,952	$2,857	$4,096
Basic net income per common share:
Basic income per common share from continuing operations	$0.68	$0.76	$0.70	$1.03
Basic income (loss) per common share from discontinued operations	0.01	(0.04)	0.01	-
Basic net income per common share	$0.69	$0.72	$0.71	$1.03
Diluted net income per common share:
Diluted income per common share from continuing operations	$0.68	$0.75	$0.70	$1.03
Diluted loss per common share from discontinued operations	-	(0.03)	-	(0.01)
Diluted net income per common share	$0.68	$0.72	$0.70	$1.02
The sum of quarterly financial data may not agree to annual amounts due to rounding.

13 Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158 which requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The Company adopted the funded status recognition and disclosure elements as of January 31, 2007, and the measurement elements as of January 31, 2009, as required by SFAS 158. The adoption of SFAS 158 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141, "Business Combinations," but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS 141(R) expands on the disclosures previously required by SFAS 141, better defines the acquirer and the acquisition date in a business combination and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any noncontrolling interests in the acquired business. SFAS 141(R) also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. SFAS 141(R) is effective for all business combinations with an acquisition date in the first annual period following December 1, 2008; early adoption is not permitted. The Company adopted this statement as of February 1, 2009. The Company does not expect SFAS 141(R) to have a material impact on the Company’s income tax expense related to adjustments for changes in valuation allowances and tax reserves for prior business combinations.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires that noncontrolling (or minority) interests in subsidiaries be reported in the equity section of the Company's balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. SFAS 160 also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement and establishes guidelines for accounting for changes in ownership percentages and for de-consolidation. SFAS 160 is effective for financial statements for fiscal years beginning on or after December 1, 2008 and interim periods within those years. The Company adopted SFAS 160 as of February 1, 2009. As SFAS 160 will only impact the Company’s presentation of minority interests on its balance sheet, the adoption of SFAS 160 is not expected to have a material impact on the Company's financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity’s financial position, financial performance and cash flows. The Company adopted SFAS 161 as of February 1, 2009. The Company is currently assessing the potential impact of SFAS 161 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. SFAS 162 is currently effective and its adoption did not have a significant impact on our financial condition, results of operations or cash flows.

In June 2008, the FASB issued Staff Position EITF 03−06−1, “Determining Whether Instruments Granted in Share−Based Payment Transactions Are Participating Securities” (“FSP EITF 03−06−1”). FSP EITF 03−06−1 provides that unvested share−based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two−class method in SFAS No. 128, “Earnings per Share”. The Company adopted FSP EITF 03−06−1 as of February 1, 2009. The Company is currently assessing the potential impact of FSP EITF 03−06−1 on its financial statements.

14 Subsequent Events

On March 5, 2009, the Company’s Board of Directors approved an increase in the annual dividends for fiscal year 2010 to $1.09 per share. The annual dividend will be paid in four quarterly installments on April 6, 2009, June 1, 2009, September 8, 2009, and January 4, 2010, to holders of record on March 13, May 15, August 14 and December 11, 2009, respectively.

On March 27, 2009, the Company issued and sold £1.0 billion of 5.625% Notes Due 2034 at an issue price equal to 98.981% of the notes’ aggregate principal amount.  Interest started accruing on the notes on March 27, 2009. The Company will pay interest on the notes on March 27 and September 27 of each year, commencing on September 27, 2009. The notes will mature on March 27, 2034.  The notes are senior, unsecured obligations of Wal-Mart Stores, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 5 and 13 to the consolidated financial statements, respectively, effective February 1, 2007 the Company changed its method of accounting for income taxes in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and effective January 31, 2009, the Company adopted the measurement elements of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Rogers, Arkansas
March 27, 2009

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Wal-Mart Stores, Inc.

We have audited Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report to Our Shareholders”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying “Management’s Report to Our Shareholders”, management’s assessment of and conclusion on effectiveness of internal control over financial reporting did not include the internal controls of Distribución y Servicio D&S S.A., which is included in the fiscal 2009 consolidated financial statements of Wal-Mart Stores, Inc. and constituted 2.2% and 0.0% of consolidated total assets and consolidated net sales, respectively, of Wal-Mart Stores, Inc. as of, and for the year ended January 31, 2009. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting of Distribución y Servicio D&S S.A.

In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009 and our report dated March 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Rogers, Arkansas
March 27, 2009

Management’s Report to Our Shareholders
Wal-Mart Stores, Inc.

Management of Wal-Mart Stores, Inc. (“Wal-Mart”, the “Company” or “we”) is responsible for the preparation, integrity and objectivity of Wal-Mart’s Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management’s view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Wal-Mart and regularly reviews management’s financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without management present.

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission (“SEC”) the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2009. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2009. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2009. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Wal-Mart’s internal control over financial reporting was effective as of January 31, 2009. The Company’s internal control over financial reporting as of January 31, 2009, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting excluded Distribución y Servicio D&S S.A. (“D&S”), of which the Company purchased a controlling interest in fiscal 2009. This entity represented, in the aggregate, 2.2% and 0.0% of consolidated total assets and consolidated net sales, respectively, of the Company as of and for the year ended January 31, 2009. This acquisition is more fully discussed in Note 6 to our Consolidated Financial Statements for fiscal 2009. Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of the acquisition.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2009, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Wal-Mart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Wal-Mart’s business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Wal-Mart also has in place a Related-Party Transaction Policy. This policy applies to Wal-Mart’s senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Wal-Mart. We maintain a global ethics office which oversees and administers an ethics helpline. The ethics helpline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

/s/ Michael T. Duke
Michael T. Duke
President and Chief Executive Officer

/s/ Thomas M. Schoewe
Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2009 End-of-Year Store Count
Wal-Mart Stores, Inc.

State	Discount Stores	Supercenters	Neighborhood Markets	Sam's Clubs	Grand Total
Alabama	6	90	5	13	114
Alaska	4	4	-	3	11
Arizona	9	62	22	16	109
Arkansas	15	66	8	6	95
California	140	35	-	37	212
Colorado	9	56	-	16	81
Connecticut	29	5	-	3	37
Delaware	4	5	-	1	10
Florida	39	161	25	42	267
Georgia	7	126	-	22	155
Hawaii	8	-	-	2	10
Idaho	3	16	-	2	21
Illinois	57	90	-	29	176
Indiana	15	84	3	16	118
Iowa	11	47	-	8	66
Kansas	9	48	3	7	67
Kentucky	11	73	7	8	99
Louisiana	6	77	5	12	100
Maine	10	12	-	3	25
Maryland	31	13	-	12	56
Massachusetts	39	7	-	3	49
Michigan	19	65	-	26	110
Minnesota	19	42	-	13	74
Mississippi	5	59	1	6	71
Missouri	27	91	-	15	133
Montana	3	10	-	1	14
Nebraska	-	30	-	3	33
Nevada	4	26	11	7	48
New Hampshire	16	11	-	4	31
New Jersey	46	3	-	10	59
New Mexico	3	31	2	7	43
New York	40	52	-	17	109
North Carolina	23	107	-	22	152
North Dakota	1	10	-	3	14
Ohio	24	119	-	30	173
Oklahoma	14	71	16	8	109
Oregon	14	16	-	-	30
Pennsylvania	42	83	-	23	148
Rhode Island	7	2	-	1	10
South Carolina	8	63	-	9	80
South Dakota	-	12	-	2	14
Tennessee	4	103	6	16	129
Texas	40	297	33	72	442
Utah	2	30	5	8	45
Vermont	4	-	-	-	4
Virginia	18	71	1	16	106
Washington	19	28	-	3	50
West Virginia	2	35	-	5	42
Wisconsin	25	58	-	12	95
Wyoming	-	10	-	2	12
United States totals	891	2,612	153	602	4,258

International(1) (2)

Country	Units
Argentina	28
Brazil	345
Canada	318
Central America	502
Chile	197
China	243
Japan	371
Mexico	1,197
Puerto Rico	56
United Kingdom	358
International Total	3,615
Grand Total	7,873

(1)	Unit counts are as of January 31, 2009.
(2)
At January 31, 2009, our Indian business consisted of wholesale cash-and-carry and back-end supply chain management operations through our joint venture with Bharti Enterprises and technical support to the retail stores of Bharti Retail through a franchise agreement.

International unit counts and operating formats as of January 31, 2009:

Country	Supermarket	Discount Store	Supercenter	Hypermarket	Other	Total
Argentina	-	-	22	-	6	28
Brazil(1)	155	-	34	71	85	345
Canada(2)	-	256	56	-	6	318
Chile	46	76	-	75	-	197
China	-	-	132	103	8	243
Costa Rica	25	122	-	6	11	164
El Salvador	30	45	-	2	-	77
Guatemala	29	109	-	6	16	160
Honduras	7	36	-	1	6	50
Japan	264	-	-	106	1	371
Mexico(3)	163	67	154	-	813	1,197
Nicaragua	7	44	-	-	-	51
Puerto Rico	31	7	8	-	10	56
United Kingdom	307	-	30	-	21	358
Grand Total	1,064	762	436	370	983	3,615

(1)	“Other” format includes 22 Sam’s Clubs, 23 cash-n-carry stores, 39 combination discount and grocery stores and 1 general merchandise store.

(2)	“Other” format includes 6 Sam’s Clubs that were closed in March of fiscal 2010.

(3)	“Other” format includes 91 Sam’s Clubs, 279 combination discount and grocery stores, 83 department stores and 360 restaurants.

Board of directors

Aida M. Alvarez
Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001.

James W. Breyer
Mr. Breyer is a Partner of Accel Partners, a venture capital firm.

M. Michele Burns
Ms. Burns is the Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of Marsh & McLennan Companies, Inc.

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

Michael T. Duke
Mr. Duke is the President and Chief Executive Officer of Wal-Mart Stores, Inc.

David D. Glass
Mr. Glass is the former Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc., serving in that position from February 2000 until June 2006, and the former President and Chief Executive Officer of Wal-Mart Stores, Inc. from January 1988 to January 2000.

Gregory B. Penner
Mr. Penner is a General Partner at Madrone Capital Partners.

Allen I. Questrom
Mr. Questrom is the retired Chairman of the Board of Directors and Chief Executive Officer of J.C. Penney Company, Inc.

H. Lee Scott, Jr.
Mr. Scott is the Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc.  He is the former President and Chief Executive Officer of Wal-Mart Stores, Inc., serving in that position from January 2000 to January 2009.

Arne M. Sorenson
Mr. Sorenson is the Executive Vice President and Chief Financial Officer of Marriott International, Inc. (“Marriott”). Effective May 1, 2009, Mr. Sorenson will become President and Chief Operating Officer of Marriott.

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

Stock Registrar and Transfer Agent:
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the U.S. 1-800-952-9245
Internet: http//www.computershare.com

Listing
New York Stock Exchange
Stock Symbol: WMT

Annual meeting:
Our Annual Meeting of Shareholders will be held on Friday, June 5, 2009, at 7:00 a.m. (Central time) in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

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

Annual Report on Form 10-K
Quarterly Reports on Form 10-Q
Current Sales and Earnings Releases
Current Reports on Form 8-K
Copy of Annual Meeting Proxy Statement
Supplier Standards Report

Market price of common stock
Fiscal year ended January 31,

	2009		2008
	High	Low	High	Low
1st Quarter	$59.04	$47.84	$50.42	$45.06
2nd Quarter	59.95	55.05	51.44	45.73
3rd Quarter	63.85	47.40	48.42	42.09
4th Quarter	59.23	46.92	51.30	42.50

Fiscal year ended January 31,

	2010
	High	Low
1st Quarter*	$51.10	$46.25
*Through March 20, 2009

Dividends payable per share
Fiscal year ended January 31, 2010

April 6, 2009	$0.2725
June 1, 2009	$0.2725
September 8, 2009	$0.2725
January 4, 2010	$0.2725

Dividends paid per share
Fiscal year ended January 31, 2009

April 7, 2008	$0.2375
June 2, 2008	$0.2375
September 2, 2008	$0.2375
January 2, 2009	$0.2375

Fiscal year ended January 31, 2008

April 2, 2007	$0.2200
June 4, 2007	$0.2200
September 4, 2007	$0.2200
January 2, 2008	$0.2200

Stock Performance Chart

This graph compares the cumulative total shareholder return on Wal-Mart’s common stock during the five fiscal years ending with fiscal 2009 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2004, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders
As of March 27, 2009, there were 298,263 holders of record of Wal-Mart’s common stock.

Certifications
The Company’s Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the Securities and Exchange Commission (the “SEC”) regarding the quality of the Company’s public disclosure for each of the periods ended during the Company’s fiscal year ended January 31, 2009, and the effectiveness of internal control over financial reporting as of January 31, 2009 and 2008. Further, the Company’s Chief Executive Officer has certified to the New York Stock Exchange (“NYSE”) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12 (a) of the NYSE listing standards.