Form 10-K, Exhibit 13
period 2010-01-31
WAL MART STORES INC
filed 2010-03-30
CIK 104169

EXHIBIT 13

Five-Year Financial Summary

Wal-Mart Stores, Inc.

(Amounts in millions except per share and unit count data)

As of and for the Fiscal Years Ended January 31,	2010	2009	2008	2007	2006
Operating Results (1)
Net sales	$405,046	$401,087	$373,821	$344,759	$308,945
Net sales increase	1.0%	7.3%	8.4%	11.6%	9.8%
Comparable sales in the United States (2)	-0.8%	3.5%	1.6%	2.0%	3.4%
Walmart U.S.	-0.7%	3.2%	1.0%	1.9%	3.0%
Sam’s Club	-1.4%	4.9%	4.9%	2.5%	5.0%
Gross profit margin	24.8%	24.2%	24.0%	23.4%	23.1%
Operating, selling, general and administrative expenses, as a percentage of net sales	19.7%	19.3%	19.0%	18.5%	18.0%
Operating income	$23,950	$22,798	$21,952	$20,497	$18,693
Income from continuing operations attributable to Walmart	14,414	13,254	12,863	12,189	11,386
Per share of common stock:
Income from continuing operations attributable to Walmart, diluted	$3.72	$3.35	$3.16	$2.92	$2.72
Dividends	1.09	0.95	0.88	0.67	0.60

Financial Position
Inventories	$33,160	$34,511	$35,159	$33,667	$31,910
Property, equipment and capital lease assets, net	102,307	95,653	96,867	88,287	77,863
Total assets	170,706	163,429	163,514	151,587	138,793
Long-term debt, including obligations under capital leases	36,401	34,549	33,402	30,735	30,096
Total Walmart shareholders’ equity	70,749	65,285	64,608	61,573	53,171

Unit Counts
Walmart U.S. Segment	3,708	3,656	3,550	3,443	3,289
International Segment	4,112	3,605	3,098	2,734	2,158
Sam’s Club Segment	596	602	591	579	567

Total units	8,416	7,863	7,239	6,756	6,014

(1)

In connection with the company’s finance transformation project, we reviewed and adjusted the classification of certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. Although the reclassifications impacted net sales, gross margin and operating, selling, general and administrative expenses, they did not impact operating income or income from continuing operations attributable to Walmart. The changes were effective February 1, 2009 and have been reflected for fiscal periods 2010, 2009 and 2008.

(2)

Comparable store and club sales include fuel. For fiscal 2006, we considered comparable sales to be sales at stores that were open as of February 1st of the prior fiscal year and which had not been converted, expanded or relocated since that date. Fiscal 2008 and fiscal 2007 comparable sales includes all stores and clubs that have been open for at least the previous 12 months. Additionally, for those fiscal years, stores and clubs that are relocated, expanded or converted are excluded from comparable sales for the first 12 months following the relocation, expansion or conversion. Fiscal 2010 and 2009 comparable sales included sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Fiscal 2008 and prior fiscal years comparable sales do not reflect reclassifications effective February 1, 2009, as noted above.

Table of contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Statements of Income	19

Consolidated Balance Sheets	20

Consolidated Statements of Shareholders’ Equity	21

Consolidated Statements of Cash Flows	22

Notes to Consolidated Financial Statements	23

Report of Independent Registered Public Accounting Firm	49

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	50

Management’s Report to our Shareholders	51

Fiscal 2010 End-of-Year Store Count	53

Board of Directors	55

Corporate and Stock Information	56

Wal-Mart Stores, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. (“Walmart,” the “company” or “we”) operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices (“EDLP”), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change under frequent promotional activity. Our focus for Sam’s Club is to provide exceptional value on brand name merchandise at “members only” prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31 for our U.S., Canada and Puerto Rico operations. Our fiscal year ends on December 31 for all other operations.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the company as a whole. This discussion should be read in conjunction with our Consolidated Financial Statements as of January 31, 2010, and the year then ended and accompanying notes.

Our operations comprise three business segments: Walmart U.S., International and Sam’s Club. The Walmart U.S. segment includes the Company’s mass merchant concept in the United States operating under the “Walmart” or “Wal-Mart” brand, as well as walmart.com. The International segment consists of the Company’s operations outside of the 50 United States. The Sam’s Club segment includes the warehouse membership clubs in the United States, as well as samsclub.com.

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store sales. The company measures the results of its segments using, among other measures, each segment’s operating income which includes certain corporate overhead allocations. From time to time, we revise the measurement of each segment’s operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by our chief operating decision maker. When we do so, the segment operating income for each segment affected by the revisions is restated for all periods presented to maintain comparability.

In connection with the company’s finance transformation project, we reviewed and adjusted the classification of certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact operating income or consolidated net income attributable to Walmart. The changes were effective February 1, 2009 and have been reflected in all periods presented.

Comparable store sales is a measure which indicates the performance of our existing U.S. stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. In fiscal 2008, our method of calculating comparable store sales included all stores and clubs that were open for at least the previous 12 months. Additionally, stores and clubs that were relocated, expanded or converted were excluded from comparable store sales for the first 12 months following the relocation, expansion or conversion. During fiscal year 2008, the company reviewed its definition of comparable store sales for consistency with other retailers. As a result of that review, since February 1, 2008, Walmart’s definition of comparable store sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Changes in format continue to be excluded from comparable store sales when the conversion is accompanied by a relocation or expansion that results in a change in square footage of more than five percent. Since the impact of this revision is inconsequential, the company will not restate comparable store sales results for previously reported years. Comparable store sales are also referred to as “same-store” sales by others within the retail industry. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

In discussions of our consolidated results and the operating results of our International segment, we sometimes refer to the impact of changes in currency exchange rates. When we refer to changes in currency exchange rates or currency exchange rate fluctuations, we are referring to the differences between the currency exchange rates we use to convert the International segment’s operating results from local currencies into U.S. dollars for reporting purposes. The impacts of currency exchange rate fluctuations are typically calculated as the difference between current period activity translated using the current period’s currency exchange rates and the comparable prior year period’s currency exchange rates, respectively. We use this method for all countries where the functional currency is not U.S. denominated.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and the countries we serve internationally. We face strong sales competition from other discount, department, drug, variety and specialty stores, warehouse clubs, and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call “associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on risks to our company can be located in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2010.

Company Performance Metrics

The company’s performance metrics emphasize three priorities for improving shareholder value: growth, leverage and returns. The company’s priority of growth focuses on sales growth; the priority of leverage encompasses the company’s metric to increase our operating income at a faster rate than the growth in net sales by growing our operating, selling, general and administrative expenses (“operating expenses”) at a slower rate than the growth of our net sales; and the priority of returns focuses on how efficiently the company employs our assets through return on investment (“ROI”) and how effectively the company manages working capital through free cash flow.

Growth

Net Sales

	Fiscal Years Ended January 31,
	2010			2009			2008
(Dollar amounts in millions)	Net sales	Percent of total	Percent increase	Net sales	Percent of total	Percent increase	Net sales	Percent of total
Walmart U.S.	$258,229	63.8%	1.1%	$255,348	63.7%	6.9%	$238,915	63.9%
International	100,107	24.7%	1.3%	98,840	24.6%	9.1%	90,570	24.2%
Sam’s Club	46,710	11.5%	-0.4%	46,899	11.7%	5.8%	44,336	11.9%

Net Sales	$405,046	100.0%	1.0%	$401,087	100.0%	7.3%	$373,821	100.0%

Our net sales increased by 1.0% and 7.3% in fiscal 2010 and 2009, respectively, when compared to the previous fiscal year. Net sales in fiscal 2010 increased due to increased customer traffic, continued global expansion activities and the acquisition of our Chilean subsidiary, Distribución y Servicio (“D&S”) in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our International segment and price deflation in certain merchandise categories in our Walmart U.S. segment. Net sales in fiscal 2009 increased due to our global expansion activities and comparable store sales increases, offset by a $2.3 billion unfavorable currency exchange rate impact. Despite the unfavorable impact of currency exchanges rates, the International segment’s net sales as a percentage of total company net sales increased in fiscal 2010 and 2009, respectively. Volatility in currency exchange rates may continue to impact the International segment’s net sales in the future.

Comparable Store Sales

	Fiscal Years Ended January 31,
	2010	2009	2008
Walmart U.S.	-0.7%	3.2%	1.0%
Sam’s Club (1)	-1.4%	4.9%	4.9%

Total U.S.	-0.8%	3.5%	1.6%

(1)	Sam’s Club comparable club sales include fuel. Fuel sales had a negative impact of 2.1 percentage points in fiscal year 2010, and positive impact of 1.2 and 0.7 percentage points in fiscal years 2009 and 2008, respectively, on comparable club sales.

Comparable store sales is a measure which indicates the performance of our existing U.S. stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. Comparable store sales in the

United States decreased 0.8% in fiscal 2010 and increased 3.5% in fiscal 2009. Although customer traffic increased in fiscal 2010, comparable store sales in the United States were lower than fiscal 2009 due to deflation in certain merchandise categories and lower fuel prices. Comparable store sales in the United States in fiscal 2009 were higher than fiscal 2008 due to an increase in customer traffic, as well as an increase in average transaction size per customer.

As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate the negative impact on comparable store sales as a result of opening new stores was approximately 0.6% in fiscal 2010 and 1.1% in fiscal 2009. With our planned slower new store growth, we expect the impact of new stores on comparable store sales to stabilize over time.

Leverage

	Fiscal Years Ended January 31,
	2010			2009			2008
(Dollar amounts in millions)	Operating income	Percent of total	Percent increase	Operating income	Percent of total	Percent increase	Operating income	Percent of total
Walmart U.S.	$19,522	81.5%	5.2%	$18,562	81.4%	6.8%	$17,383	79.2%
International	5,033	21.0%	1.9%	4,940	21.7%	4.6%	4,725	21.5%
Sam’s Club	1,512	6.3%	-8.1%	1,646	7.2%	-0.1%	1,648	7.5%
Other	(2,117)	-8.8%	-9.9%	(2,350)	-10.3%	30.3%	(1,804)	-8.2%

Total operating income	$23,950	100.0%	5.1%	$22,798	100.0%	3.9%	$21,952	100.0%

We believe growing operating income at a faster rate than net sales growth is a meaningful measure because it indicates how effectively we manage costs and leverage operating expenses. Our objective is to grow operating expenses at a slower rate than net sales.

Operating Expenses

In fiscal 2010, operating expenses increased 2.7% when compared to fiscal 2009 while net sales increased 1.0% over the same period. Operating expenses grew at a faster rate than net sales due to higher health benefit costs, restructuring charges and higher advertising expenses. In fiscal 2009, operating expenses increased 9.3% compared to fiscal 2008 while net sales increased 7.3% over the same period. Operating expenses grew at a faster rate than net sales in fiscal 2009 primarily due to higher utility costs, legal matters, higher health benefit costs and increased corporate expenses.

Operating Income

For fiscal 2010, we met our objective of growing operating income at a faster rate than net sales. Our operating income increased by 5.1% when compared to fiscal 2009, while net sales increased by 1.0% over the same period. Our Walmart U.S. and International segments met this objective. Our Sam’s Club segment fell short of this objective primarily due to a $174 million charge to restructure its operations, including the closure of 10 clubs. For fiscal 2009, we did not meet our objective because our operating income increased by 3.9% when compared to fiscal 2008, while net sales increased by 7.3% over the same period. The Walmart U.S. and Sam’s Club segments fell short of this objective due to increases in operating expenses. The International segment fell short of this objective due to accruals for certain legal matters and fluctuations in currency exchange rates.

Returns

Return on Investment

Management believes return on investment is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is employing its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with any possible short-term impacts. ROI was 19.3 percent for both fiscal years ended January 31, 2010 and 2009.

We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations plus accumulated depreciation and amortization less accounts payable and accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year multiplied by a factor of eight.

ROI is considered a non-GAAP financial measure under the SEC’s rules. We consider return on assets (“ROA”) to be the financial measure computed in accordance with GAAP that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from ROA (which is income from continuing operations for the fiscal year divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.

Although ROI is a standard financial metric, numerous methods exist for calculating a company’s ROI. As a result, the method used by management to calculate ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by another company to calculate its ROI before comparing our ROI to that of such other company.

The calculation of ROI along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measurement, is as follows:

	For the Years Ended January 31,
(Dollar amounts in millions)	2010	2009
CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income (1)	$23,950	$22,798
+ Interest income (1)	181	284
+ Depreciation and amortization (1)	7,157	6,739
+ Rent (1)	1,808	1,751

= Adjusted operating income	$33,096	$31,572

Denominator
Average total assets of continuing operations (2)	$166,900	$162,891
+ Average accumulated depreciation and amortization (2)	38,359	33,317
- Average accounts payable (2)	29,650	29,597
- Average accrued liabilities (2)	18,423	16,919
+ Rent * 8	14,464	14,008

= Average invested capital	$171,650	$163,700

Return on investment (ROI)	19.3%	19.3%

CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations (1)	$14,927	$13,753

Denominator
Average total assets of continuing operations (2)	$166,900	$162,891

Return on assets (ROA)	8.9%	8.4%

	As of January 31,
Certain Balance Sheet Data	2010	2009	2008
Total assets of continuing operations (1)	$170,566	$163,234	$162,547
Accumulated depreciation and amortization	41,210	35,508	31,125
Accounts payable	30,451	28,849	30,344
Accrued liabilities	18,734	18,112	15,725

(1)	Based on continuing operations only and therefore excludes the impact of closing 23 stores and the divesture of other properties of The Seiyu, Ltd. (now Walmart Japan) pursuant to a restructuring program adopted during the third quarter of fiscal 2009. All of these activities have been disclosed as discontinued operations. Total assets as of January 31, 2010, 2009 and 2008 in the table above exclude assets of discontinued operations that are reflected in the Consolidated Balance Sheets of $140 million, $195 million and $967 million, respectively.

(2)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

Free Cash Flow

We define free cash flow as net cash provided by operating activities of continuing operations in a period minus payments for property and equipment made in that period. We generated positive free cash flow of $14.1 billion, $11.6 billion and $5.7 billion for the years ended January 31, 2010, 2009 and 2008, respectively. The increase in our free cash flow is primarily the result of improved operating results and inventory management.

Free cash flow is considered a non-GAAP financial measure under the SEC’s rules. Management believes, however, that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the company’s financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statement of cash flows.

Although other companies report their free cash flow, numerous methods may exist for calculating a company’s free cash flow. As a result, the method used by our management to calculate free cash flow may differ from the methods other companies use to calculate their free cash flow. We urge you to understand the methods used by another company to calculate its free cash flow before comparing our free cash flow to that of such other company.

The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities of continuing operations, a GAAP measure, which we believe to be the GAAP financial measure most directly comparable to free cash flow, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,
Amounts in millions	2010	2009	2008
Net cash provided by operating activities	$26,249	$23,147	$20,642
Payments for property and equipment	(12,184)	(11,499)	(14,937)

Free cash flow	$14,065	$11,648	$5,705

Net cash used in investing activities	$(11,620)	$(10,742)	$(15,670)
Net cash used in financing activities	$(14,191)	$(9,918)	$(7,422)

Results of Operations

The following discussion of our Results of Operations is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Unusual or infrequent items that impacted our income from continuing operations during the fiscal years ended 2010, 2009 and 2008 were as follows:

•

In fiscal 2010, the company announced several organizational changes, including the closure of 10 Sam’s Clubs, designed to strengthen and streamline our operations. As a result, we recorded $260 million in pre-tax restructuring charges.

•	In fiscal 2010, we recorded $372 million in net tax benefits primarily from the repatriation of certain non-U.S. earnings that increased U.S. foreign tax credits.

•

In fiscal 2009, the company settled 63 wage and hour class action lawsuits. As a result of the settlement, the company recorded a pre-tax charge of approximately $382 million during the fourth quarter of fiscal 2009.

•	In fiscal 2008, we reduced our accrued liabilities for our general liability and worker’s compensation claims. As a result, operating expenses were reduced by a pre-tax amount of $298 million.

Consolidated Results of Operations

Fiscal Year	Net Sales (1)	% Change from Prior Fiscal Year	Operating Income (1)	Operating Income as a Percentage of Net Sales	Comp Sales	Unit Counts	Square Footage (2)
2010	$405,046	1.0%	$23,950	5.9%	-0.8%	8,416	952,204
2009	401,087	7.3%	22,798	5.7%	3.5%	7,863	918,008
2008	373,821	8.4%	21,952	5.9%	1.6%	7,239	867,448

(1)	Amounts in millions
(2)	Amounts in thousands

Our consolidated net sales increased by 1.0% and 7.3% in fiscal 2010 and 2009, respectively, when compared to the previous fiscal year. Net sales in fiscal 2010 increased due to increased customer traffic, continued global expansion activities and the acquisition of D&S in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our International segment and price deflation in certain merchandise categories in our Walmart U.S. segment. Net sales in fiscal 2009 increased due to our global store expansion activities, comparable store sales increases, offset by a $2.3 billion unfavorable currency exchange rate impact. Volatility in currency exchange rates may continue to impact the International segment’s net sales in the future.

Our gross profit, as a percentage of net sales, (our “gross profit margin”) was 24.8%, 24.2% and 24.0% in fiscal 2010, 2009 and 2008, respectively. Our Walmart U.S. and International segment sales yield higher gross profit margins than our Sam’s Club segment. In fiscal 2010, gross profit margin increased primarily due to the continued focus on enhanced merchandising strategies and better inventory management in our Walmart U.S. and Sam’s Club segments. The gross profit margin increase in fiscal 2009 compared to fiscal 2008 was primarily due to lower inventory shrinkage and less markdown activity as a result of more effective merchandising in the Walmart U.S. segment.

Operating expenses, as a percentage of net sales, were 19.7%, 19.3% and 19.0% for fiscal 2010, 2009 and 2008, respectively. In fiscal 2010, operating expenses increased primarily due to higher health benefit costs, a pre-tax charge of $260 million relating to the restructuring of U.S. operations and higher advertising expenses. In fiscal 2009, operating expenses increased primarily due to higher utility costs, a pre-tax charge of approximately $382 million resulting from the settlement of 63 wage and hour class action lawsuits, higher health benefit costs and increased corporate expenses compared to fiscal 2008.

Our effective income tax rate was 32.4% for fiscal year 2010 and 34.2% for fiscal years 2009 and 2008. The fiscal 2010 effective tax rate decreased compared to fiscal 2009 due to $372 million in net tax benefits that primarily resulted from the repatriation of certain non-U.S. earnings that increased our utilization of U.S. foreign tax credits.

As a result of the factors discussed above, we reported $14.9 billion, $13.8 billion and $13.3 billion of income from continuing operations for the fiscal years ended January 31, 2010, 2009 and 2008, respectively.

Walmart U.S. Segment

Fiscal Year	Net Sales (1)	% Change from Prior Fiscal Year	Operating Income (1)	Operating Income as a Percentage of Net Sales	Comp Sales	Unit Counts	Square Footage (2)
2010	$258,229	1.1%	$19,522	7.6%	-0.7%	3,708	602,908
2009	255,348	6.9%	18,562	7.3%	3.2%	3,656	589,299
2008	238,915	5.6%	17,383	7.3%	1.0%	3,550	566,629

(1)	Amounts in millions
(2)	Amounts in thousands

The segment net sales growth in fiscal 2010 resulted from an increase in customer traffic and strength in our grocery and health and wellness categories, as well as our continued expansion activities. In fiscal 2009, the segment net sales growth resulted from comparable store sales increase of 3.2%, in addition to our expansion activities. Strength in the grocery, health and wellness and entertainment categories, as well as strong seasonal sales throughout the year also contributed to the fiscal 2009 net sales increase.

Comparable store sales were lower in fiscal 2010, despite increased customer traffic, due to a decrease in average transaction size per customer driven by price deflation in certain merchandise categories. Comparable store sales were higher in fiscal 2009 due to an increase in customer traffic, as well as an increase in average transaction size per customer.

In fiscal 2010, gross profit margin increased 0.7 percentage points compared to the prior year due to more effective merchandising, better inventory management and lower inventory shrinkage. In fiscal 2009, gross profit margin increased 0.4 percentage points compared to the prior year primarily due to decreased markdown activity and lower inventory shrinkage. The improvements in both years were attributable to merchandising initiatives which have improved space allocation, enhanced our price leadership and increased supply chain efficiencies.

Segment operating expenses, as a percentage of segment net sales, increased by 0.4 percentage points in fiscal 2010 compared to fiscal 2009 due to lower segment net sales increases compared to the prior year, higher health benefit costs, higher advertising expenses and a pre-tax charge of $73 million relating to the restructuring of Walmart U.S. operations. Segment operating expenses, as a percentage of segment net sales, increased 0.4 percentage points in fiscal 2009 compared to the prior year due to hurricane-related expenses, higher bonus payments for store associates, higher utility costs and an increase in health benefit costs.

International Segment

Fiscal Year	Net Sales (1)	% Change from Prior Fiscal Year	Operating Income (1)	Operating Income as a Percentage of Net Sales	Unit Counts	Square Footage (2)
2010	$100,107	1.3%	$5,033	5.0%	4,112	269,894
2009	98,840	9.1%	4,940	5.0%	3,605	248,803
2008	90,570	17.8%	4,725	5.2%	3,098	222,583

(1)	Amounts in millions
(2)	Amounts in thousands

At January 31, 2010, our International segment was comprised of our wholly-owned subsidiaries operating in Argentina, Brazil, Canada, Japan, Puerto Rico and the United Kingdom, our majority-owned subsidiaries operating in five countries in Central America, and in Chile and Mexico, our joint ventures in India and China and our other controlled subsidiaries in China.

The fiscal 2010 increase in the International segment’s net sales primarily resulted from our expansion activities and the inclusion of the results of D&S, acquired in January 2009, offset by the unfavorable impact of changes in currency exchange rates of $9.8 billion. For additional information regarding our acquisitions, refer to Note 9 to the Consolidated Financial Statements. The fiscal 2009 increase in the International segment’s net sales was primarily due to net sales growth from existing units and our international expansion program, offset by the unfavorable impact of changes in currency exchange rates of $2.3 billion.

In fiscal 2010, the International segment’s gross profit margin increased 0.2 percentage points compared to the prior year. The increase was primarily driven by currency exchange rate fluctuations and the inclusion of D&S. In fiscal 2009, the International segment’s gross profit margin decreased 0.2 percentage points compared to the prior year. The decrease was primarily driven by growth in lower margin fuel sales in the United Kingdom and the transition to EDLP as a strategy in Japan.

Segment operating expenses, as a percentage of segment net sales, increased 0.3 percentage points in fiscal 2010 compared to the prior year primarily as a result of the inclusion of D&S, acquired in January 2009. Segment operating expenses, as a percentage of segment net sales, in fiscal 2009 were consistent with fiscal 2008.

In fiscal 2010, currency exchange rate changes unfavorably impacted operating income by $540 million. In fiscal 2009, currency exchange rate changes unfavorably impacted operating income by $266 million. Volatility in currency exchange rates may continue to impact the International segment’s operating results in the future.

Sam’s Club Segment

Fiscal Year	Net Sales (1)	% Change from Prior Fiscal Year	Operating Income (1)	Operating Income as a Percentage of Net Sales	Comp Sales	Unit Counts	Square Footage (2)
2010	$46,710	-0.4%	$1,512	3.2%	-1.4%	596	79,401
2009	46,899	5.8%	1,646	3.5%	4.9%	602	79,906
2008	44,336	6.6%	1,648	3.7%	4.9%	591	78,236

(1)	Amounts in millions
(2)	Amounts in thousands

The decrease in net sales for the Sam’s Club segment in fiscal 2010 primarily resulted from lower fuel prices compared to the previous fiscal year. In fiscal 2009, the segment net sales growth resulted from comparable club sales increases, including fuel, of 4.9% and continued club expansion activities.

Comparable club sales decreased during fiscal 2010 due to the negative impact of 2.1 percentage points from lower fuel prices when compared to the previous fiscal year, partially offset by sales increases in fresh food, consumables and certain health and wellness categories. In fiscal 2009, comparable club sales increased due to growth in food, pharmacy, electronics and certain consumables categories, as well as an increase in both member traffic and average transaction size per member. Fuel sales had a positive impact of 1.2 percentage points in fiscal 2009 on comparable club sales.

Gross profit margin increased 0.6 percentage points during fiscal 2010 compared to the prior year due to continued strength in sales of consumable, fresh food and other food-related categories. Gross profit margin increased 0.1 percentage points during fiscal 2009 compared to the prior year due to strong sales in fresh food and other food-related categories, consumable categories and the positive impact of a higher fuel gross profit rate.

Segment operating expenses, as a percentage of segment net sales, increased 0.8 percentage points in fiscal 2010 compared to the prior year due primarily to a pre-tax charge of $174 million related to the restructuring of Sam’s Club operations, including the closure of 10 clubs. Segment operating expenses, as a percentage of segment net sales, increased 0.2 percentage points in fiscal 2009 compared to the prior year. In fiscal 2009, operating expense increases were impacted by higher utility and health benefit costs and hurricane related expenses.

Membership and other income, as a percentage of segment net sales, decreased slightly for fiscal 2010 when compared to fiscal 2009. Membership and other income, as a percentage of segment net sales, decreased slightly for fiscal 2009 when compared to fiscal 2008.

Liquidity and Capital Resources

Cash flows provided by operating activities supply us with a significant source of liquidity. We use these cash flows, supplemented with long-term debt and short-term borrowings, to fund our operations and global expansion activities. Generally, some or all of the remaining free cash flow funds the dividends on our common stock and share repurchases.

	Fiscal Years Ended January 31,
(Amounts in millions)	2010	2009	2008
Net cash provided by operating activities	$26,249	$23,147	$20,642
Payments for property and equipment	(12,184)	(11,499)	(14,937)

Free cash flow	$14,065	$11,648	$5,705

Net cash used in investing activities	$(11,620)	$(10,742)	$(15,670)
Net cash used in financing activities	$(14,191)	$(9,918)	$(7,422)

Cash flow provided by operating activities was $26.2 billion, $23.1 billion and $20.6 billion for the years ended January 31, 2010, 2009 and 2008, respectively. The increases in cash flows provided by operating activities for each fiscal year were primarily attributable to an increase in income from continuing operations and improved working capital management.

Working Capital

Current liabilities exceeded current assets at January 31, 2010, by $7.2 billion, an increase of $789 million from January 31, 2009. Our ratio of current assets to current liabilities was 0.9 at January 31, 2010 and 2009. We generally have a working capital deficit due to our efficient use of cash in funding operations and in providing returns to shareholders in the form of stock repurchases and payment of dividends.

Capital Resources

During fiscal 2010, we issued $5.5 billion of long-term debt. The net proceeds from the issuance of such long-term debt were used for general corporate purposes. During fiscal 2009, we issued $6.6 billion of long-term debt. Those net proceeds were used to repay outstanding commercial paper indebtedness and for other general corporate purposes.

Management believes that cash flows from continuing operations and proceeds from the issuance of short-term borrowings will be sufficient to finance seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of short-term borrowings and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. The following table details the ratings of the credit rating agencies that rated our outstanding indebtedness at January 31, 2010. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating.

Rating agency	Commercial paper	Long-term debt
Standard & Poor’s	A-1+	AA
Moody’s Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
DBRS Limited	R-1(middle)	AA

To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions. At January 31, 2010 and January 31, 2009, the ratio of our debt to total capitalization was 36.9% and 39.3%, respectively. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due in one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus total Walmart shareholders’ equity. Our ratio of debt to our total capitalization decreased in fiscal 2010 primarily due to a decrease in short-term borrowings.

Global Expansion Activities

Cash paid for property and equipment was $12.2 billion, $11.5 billion and $14.9 billion during the fiscal years ended January 31, 2010, 2009 and 2008, respectively. These expenditures primarily relate to new store growth, as well as remodeling costs for existing stores.

We expect to incur capital expenditures of approximately $13.0 billion to $15.0 billion in fiscal 2011. We plan to finance this expansion and any acquisitions of other operations that we may make during fiscal 2011 primarily out of cash flows from operations.

Fiscal 2011 capital expenditures will include the addition of the following new, relocated and expanded units in the U.S.:

Fiscal Year 2011 Projected Unit Growth
Walmart U.S. Segment	145-160
Sam’s Club Segment	5-10

Total U.S.	150-170

Additionally, the international segment expects to add more than 600 units during fiscal year 2011.

The following represents an allocation of our capital expenditures:

	Allocation of Capital Expenditures
	Projected	Actual
Capital Expenditures	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
New stores, including expansions and relocations	31%	29%	34%
Remodels	15%	17%	10%
Information systems, distribution and other	21%	23%	20%

Total United States	67%	69%	64%
International	33%	31%	36%

Total Capital Expenditures	100%	100%	100%

Common Stock Dividends

We paid dividends of $1.09 per share in fiscal 2010, representing a 15% increase over fiscal 2009. The fiscal 2009 dividend of $0.95 per share represented an 8% increase over fiscal 2008. We have increased our dividend every year since the first dividend was declared in March 1974.

On March 4, 2010, the company’s Board of Directors approved an increase in the annual dividend for fiscal 2011 to $1.21 per share, an increase of 11% over the dividends paid in fiscal 2010. The annual dividend will be paid in four quarterly installments on April 5, 2010, June 1, 2010, September 7, 2010 and January 3, 2011 to holders of record on March 12, May 14, August 13 and December 10, 2010, respectively.

Company Share Repurchase Program

From time to time, we have repurchased shares of our common stock under a $15.0 billion share repurchase program authorized by our Board of Directors on June 4, 2009 and announced on June 5, 2009, which replaced and terminated a $15.0 billion share repurchase program approved by our Board of Directors on May 31, 2007 and announced on June 1, 2007. As was the case with the replaced share repurchase program, the new program has no expiration date or other restrictions limiting the period over which we can make our share repurchases, and will expire only when and if we have repurchased $15.0 billion of our shares under the program or we terminate or replace the program. Any repurchased shares are constructively retired and returned to unissued status. We spent $7.3 billion, $3.5 billion and $7.7 billion in share repurchases during fiscal year 2010, 2009 and 2008, respectively. We consider several factors in determining when to execute the share repurchases, including among other things, our current cash needs, our capacity for leverage, our cost of borrowings and the market price of our common stock. As of January 31, 2010, the program had approximately $9.2 billion remaining authorization for share repurchases.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments:

		Payments due during fiscal years ending January 31,
(Amounts in millions)	Total	2011	2012-2013	2014-2015	Thereafter
Recorded Contractual Obligations:
Long-term debt	$37,281	$4,050	$6,049	$6,899	$20,283
Short-term borrowings	523	523	—	—	—
Capital lease obligations	5,584	607	1,103	959	2,915

Unrecorded Contractual Obligations:
Non-cancelable operating leases	13,099	1,275	2,318	2,029	7,477
Interest on long-term debt	29,296	1,762	3,138	2,697	21,699
Trade letters of credit	2,370	2,370	—	—	—
Purchase obligations	4,283	2,936	1,014	248	85

Total commercial commitments	$92,436	$13,523	$13,622	$12,832	$52,459

Additionally, the company has approximately $11.2 billion in undrawn lines of credit and standby letters of credit which, if drawn upon, would be included in the liabilities section of the Consolidated Balance Sheets.

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

In addition to the amounts shown in the table above, $1.0 billion of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities, the timing of the payment associated with these liabilities is uncertain. Refer to Note 8 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2010, the aggregate termination payment would have been $109 million. The two arrangements pursuant to which these payments could be made will expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the company to pay up to approximately $41 million upon termination of some or all of these agreements.

The company has potential future lease commitments for land and buildings for approximately 348 future locations. These lease commitments have lease terms ranging from 1 to 40 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $59 million for fiscal 2011, based on current cost estimates.

Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and changes in currency exchange rates.

The analysis presented for each of our market risk sensitive instruments is based on a 10% change in interest or currency exchange rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At January 31, 2010 and 2009, we had $37.3 billion and $37.2 billion, respectively, of long-term debt outstanding. Our weighted average effective interest rate on long-term debt, after considering the effect of interest rate swaps, was 4.5% and 4.4% at January 31, 2010 and 2009, respectively. A hypothetical 10% increase in interest rates in effect at January 31, 2010 and 2009 would have increased annual interest expense on borrowings outstanding at those dates by $9 million and $16 million, respectively.

At January 31, 2010 and 2009, we had $523 million and $1.5 billion, respectively, of outstanding commercial paper and short-term borrowing obligations. The weighted average interest rate, including fees, on these obligations at January 31, 2010 and 2009 was 1.8% and 0.9%, respectively. A hypothetical 10% increase in these rates in effect at January 31, 2010 and 2009 would have increased the annual interest expense for the respective outstanding balances by $1 million.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed and floating-rate debt. Our preference is to maintain between 40% and 60% of our debt portfolio, including interest rate swaps, in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The aggregate fair value of these swaps represented a gain of $240 million and $304 million at January 31, 2010 and 2009, respectively. A hypothetical increase or decrease of 10% in interest rates from the level in effect at January 31, 2010, would have resulted in a loss or gain in value of the swaps of $25 million and $24 million, respectively. A hypothetical increase or decrease of 10% in interest rates from the level in effect at January 31, 2009, would have resulted in a loss or gain in value of the swaps of $17 million.

We hold currency swaps to hedge the currency exchange component of our net investments in the United Kingdom. In fiscal 2010, we entered into currency swaps to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps at January 31, 2010 and 2009 represented a gain of $475 million and $526 million, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate would have resulted in a loss or gain in the value of the swaps of $58 million and $150 million at January 31, 2010 and January 31, 2009, respectively. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2010 would have resulted in a loss or gain in value of the swaps of $11 million and $30 million, respectively, on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion as of January 31, 2010 and 2009, as a hedge of our net investment in the United Kingdom. At January 31, 2010, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $480 million. At January 31, 2009, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $440 million. In addition, we have designated debt of approximately ¥437.4 billion as of January 31, 2010 and 2009, as a hedge of our net investment in Japan. At January 31, 2010, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $485 million. At January 31, 2009, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $443 million.

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

When necessary, the company records a LIFO provision for a quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2010 and 2009, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

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

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items.

Self-Insurance

We use a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers’ compensation, general liability, vehicle liability, and the company’s obligation for employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for our workers’ compensation and general liability accrual, a 1% increase or decrease to the assumptions for claims costs or loss development factors would increase or decrease our self-insurance accrual by $26 million.

In fiscal 2008, our actuarially determined ultimate loss estimates were reduced primarily for our fiscal 2004 through 2007 workers’ compensation and general liability claims. The reductions in ultimate loss estimates resulted primarily from improved claims handling experience, which impacts loss development factors and other actuarial assumptions. Due to the beneficial change in estimate of our ultimate losses, accrued liabilities for general liability and workers’ compensation claims were reduced by $298 million, or $196 million after tax, resulting in an increase in net income per basic and diluted common share of $0.05 for the second quarter of fiscal year 2008.

Forward-Looking Statements

This Annual Report contains statements that Walmart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Those forward-looking statements include statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations: under the captions “Company Performance Metrics—Growth— Net Sales” and “Results of Operations—Consolidated Results of Operations” with respect to the volatility of currency exchange rates possibly continuing to affect our International segment’s net sales; under the caption “Company Performance Metrics—Growth—Comparable Store Sales” regarding the effect of the opening of new stores on comparable store sales stabilizing over time; under the caption “Liquidity and Capital Resources—Capital Resources” with respect to our ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and short-term borrowings, our ability to fund certain cash flow shortfalls by short-term borrowings and long-term debt, our plan to refinance long-term debt as it matures, our anticipated funding of any shortfall in cash to pay dividends and make capital expenditures through short-term borrowings and long-term debt, our plan to refinance existing long-term debt as it matures, and our ability to sell our long-term securities; under the caption “Liquidity and Capital Resources—Global Expansion Activities” with respect to the our capital expenditures in fiscal 2011, how we will finance expansion and any acquisitions made during fiscal 2011, the anticipated number of new stores and clubs to be opened in the United States and internationally and the anticipated allocation of capital expenditures in fiscal 2011; under the caption “Liquidity and Capital Resources—Common Stock Dividends”, as well as in Note 1 to our Consolidated Financial Statements, regarding the payment of dividends in fiscal 2011; and under the caption “Liquidity and Capital Resources—Off Balance Sheet Arrangements” with respect to the amount of increases in payments under operating leases if certain leases are executed. These forward-looking statements also include statements in Note 8 to our Consolidated Financial Statements regarding the possible reduction of U.S. tax liability on accumulated but undistributed earnings of our non-U.S. subsidiaries, the realization of certain deferred tax assets, possible reduction of unrecognized tax benefits, the reasons for such reductions and the magnitude of their impact on our results of operations and financial condition, the possible timing of the resolution of certain tax matters and how the resulting tax items will be recorded, and the possibility that the resolution of certain non-U.S. federal income tax matters could result in a material liability for us. In addition, these statements include a statement in the material entitled “Our Financial Priorities” relating to Walmart continuing to grow around the world. The letter of our President and Chief Executive Officer appearing in this Annual Report includes forward-looking statements that relate to: Walmart continuing to expand into new channels so customers can shop and experience Walmart when, where and how they want, Walmart growing operating expenses slower than sales and operating income faster than sales; Walmart doing even more to leverage the size, scale, expenses and expertise of the total company, Walmart continuing to make investments in technology, Walmart planning to move quickly and being a more innovative company; Walmart expanding our commitment to inclusion and providing career opportunities to associates, especially women; Walmart building on our leading in sustainability through continued work on its Sustainable Product Index and new commitment to reduce green gas emissions, Walmart living and upholding our culture, showing that we respect individual people, putting customers first and driving changes need to be an even better company, and Walmart making the absolute most of our opportunity to lead as a retailer, as a company and as people. Forward-looking statements appear elsewhere in this Annual Report: under the caption “Walmart U.S. —Saving Customers Money So They Can Live Better” and relate to management’s expectations that growth will come from additional penetration into more metropolitan markets, as well as new formats and stronger integration with our online business and for global sourcing initiatives to strengthen our Walmart U.S. segment’s efforts to drive down the cost of goods and pass the savings on to customers. Moreover, forward-looking statements appear under the caption “Walmart International— Growing Globally To Serve More Customers” and relate to management’s expectations for our International segment to continue an aggressive pace through acquisitions and strong organic growth and to grow in our International segment’s countries by winning locally. In addition, a forward-looking statement appears under the caption “Walmart— Helping People Live Better Worldwide” regarding driving product innovation, increasing supply chain transparency and creating a single source for product sustainability. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases “anticipate,” “could reduce,” “expect,” “grow,” “is expected,” “may be reduced,” “may continue,” “plan,” “will always put,” “will be,” “will be included,” “will be paid,” “will be recorded,” “will be resolved,” “will build,” “will come,” “will continue,” “will do,” “will drive,” “will expand,” “will grow,” “will live and uphold, “will show,” “will strengthen,” and “would increase,” and other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance, future initiatives and the anticipation and expectations of Walmart and its management as to future occurrences and trends.

The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, that could affect our business operations, financial performance, business strategy, plans, goals and objectives. Those factors include, but are not limited to: general economic conditions, including the current economic downturn and disruption in the financial markets, unemployment levels, consumer credit availability, levels of consumer disposable income, consumer spending patterns and debt levels, inflation, deflation, the cost of the goods we sell, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the cost of healthcare benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability of acceptable building sites for new stores, clubs and other formats, competitive pressures, accident-related costs, weather patterns, catastrophic events, storm and other damage to our stores and distribution centers, climate change, weather-related closing of stores, availability and transport of goods from domestic and foreign suppliers, currency exchange fluctuations and volatility, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax and other laws and regulations that affect our business, costs of compliance with laws and regulations, the outcome of legal proceedings to which we are a party, interest rate fluctuations, changes in employment legislation and other capital markets, economic and geo-political conditions and events, including civil unrest and terrorist attacks. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2010, with the SEC on March 30, 2010. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstance, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

WAL-MART STORES, INC.

Consolidated Statements of Income

(Amounts in millions except per share data)
Fiscal Years Ended January 31,	2010	2009	2008
Revenues:
Net sales	$405,046	$401,087	$373,821
Membership and other income	3,168	3,287	3,202

	408,214	404,374	377,023
Costs and expenses:
Cost of sales	304,657	304,056	284,137
Operating, selling, general and administrative expenses	79,607	77,520	70,934

Operating income	23,950	22,798	21,952
Interest:
Debt	1,787	1,896	1,863
Capital leases	278	288	240
Interest income	(181)	(284)	(309)

Interest, net	1,884	1,900	1,794

Income from continuing operations before income taxes	22,066	20,898	20,158
Provision for income taxes:
Current	7,643	6,564	6,897
Deferred	(504)	581	(8)

	7,139	7,145	6,889

Income from continuing operations	14,927	13,753	13,269
Income (loss) from discontinued operations, net of tax	(79)	146	(132)

Consolidated net income	14,848	13,899	13,137
Less consolidated net income attributable to noncontrolling interest	(513)	(499)	(406)

Consolidated net income attributable to Walmart	$14,335	$13,400	$12,731

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$3.73	$3.36	$3.16
Basic income (loss) per common share from discontinued operations attributable to Walmart	(0.02)	0.04	(0.03)

Basic net income per common share attributable to Walmart	$3.71	$3.40	$3.13

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$3.72	$3.35	$3.16
Diluted income (loss) per common share from discontinued operations attributable to Walmart	(0.02)	0.04	(0.03)

Diluted net income per common share attributable to Walmart	$3.70	$3.39	$3.13

Weighted-average number of common shares:
Basic	3,866	3,939	4,066
Diluted	3,877	3,951	4,072

Dividends declared per common share	$1.09	$0.95	$0.88

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Balance Sheets

	January 31,
(Amounts in millions except per share data)	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$7,907	$7,275
Receivables, net	4,144	3,905
Inventories	33,160	34,511
Prepaid expenses and other	2,980	3,063
Current assets of discontinued operations	140	195

Total current assets	48,331	48,949
Property and equipment:
Land	22,591	19,852
Buildings and improvements	77,452	73,810
Fixtures and equipment	35,450	29,851
Transportation equipment	2,355	2,307

Property and equipment	137,848	125,820
Less accumulated depreciation	(38,304)	(32,964)

Property and equipment, net	99,544	92,856
Property under capital leases:
Property under capital leases	5,669	5,341
Less accumulated amortization	(2,906)	(2,544)

Property under capital leases, net	2,763	2,797
Goodwill	16,126	15,260
Other assets and deferred charges	3,942	3,567

Total assets	$170,706	$163,429

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$523	$1,506
Accounts payable	30,451	28,849
Accrued liabilities	18,734	18,112
Accrued income taxes	1,365	677
Long-term debt due within one year	4,050	5,848
Obligations under capital leases due within one year	346	315
Current liabilities of discontinued operations	92	83

Total current liabilities	55,561	55,390
Long-term debt	33,231	31,349
Long-term obligations under capital leases	3,170	3,200
Deferred income taxes and other	5,508	6,014
Redeemable noncontrolling interest	307	397
Commitments and contingencies
Equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	—	—
Common stock ($0.10 par value; 11,000 shares authorized, 3,786 and 3,925 issued and outstanding at January 31, 2010 and January 31, 2009, respectively)	378	393
Capital in excess of par value	3,803	3,920
Retained earnings	66,638	63,660
Accumulated other comprehensive loss	(70)	(2,688)

Total Walmart shareholders’ equity	70,749	65,285
Noncontrolling interest	2,180	1,794

Total equity	72,929	67,079

Total liabilities and equity	$170,706	$163,429

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Statements of Shareholders’ Equity

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Walmart Shareholders’ Equity	Noncontrolling Interest	Total Equity
Balances – February 1, 2007	4,131	$413	$2,834	$55,818	$2,508	$61,573	$2,160	$63,733
Consolidated net income				12,731		12,731	406	13,137
Other comprehensive income					1,356	1,356	8	1,364
Cash dividends ($0.88 per share)				(3,586)		(3,586)		(3,586)
Purchase of Company stock	(166)	(17)	(190)	(7,484)		(7,691)		(7,691)
Other	8	1	384			385	(635)	(250)
Adoption of accounting for uncertainty in income taxes				(160)		(160)		(160)

Balances – January 31, 2008	3,973	$397	$3,028	$57,319	$3,864	$64,608	$1,939	$66,547
Consolidated net income				13,400		13,400	499	13,899
Other comprehensive income					(6,552)	(6,552)	(371)	(6,923)
Cash dividends ($0.95 per share)				(3,746)		(3,746)		(3,746)
Purchase of Company stock	(61)	(6)	(95)	(3,315)		(3,416)		(3,416)
Other	13	2	987	2		991	(273)	718

Balances – January 31, 2009	3,925	$393	$3,920	$63,660	$(2,688)	$65,285	$1,794	$67,079
Consolidated net income (excludes redeemable noncontrolling interest)				14,335		14,335	499	14,834
Other comprehensive income					2,618	2,618	64	2,682
Cash dividends ($1.09 per share)				(4,217)		(4,217)		(4,217)
Purchase of Company stock	(145)	(15)	(246)	(7,136)		(7,397)		(7,397)
Purchase of redeemable noncontrolling interest			(288)			(288)		(288)
Other	6		417	(4)		413	(177)	236

Balances – January 31, 2010	3,786	$378	$3,803	$66,638	$(70)	$70,749	$2,180	$72,929

Fiscal years ended January 31,	2010	2009	2008
Comprehensive Income:
Consolidated net income (1)	$14,848	$13,899	$13,137
Other comprehensive income:
Currency translation (2)	2,854	(6,860)	1,226
Net change in fair values of derivatives	94	(17)	—
Minimum pension liability	(220)	(46)	138

Total comprehensive income	17,576	6,976	14,501
Less amounts attributable to the noncontrolling interest:
Net income (1)	(513)	(499)	(406)
Currency translation (2)	(110)	371	(8)

Amounts attributable to the noncontrolling interest	(623)	(128)	(414)

Comprehensive income attributable to Walmart	$16,953	$6,848	$14,087

(1)	Includes $14 million in fiscal 2010 that is related to the redeemable noncontrolling interest.
(2)	Includes $46 million in fiscal 2010 that is related to the redeemable noncontrolling interest.

See accompanying notes

WAL-MART STORES, INC.

Consolidated Statements of Cash Flows

(Amounts in millions)
Fiscal Year Ended January 31,	2010	2009	2008
Cash flows from operating activities:
Consolidated net income	$14,848	$13,899	$13,137
Loss (income) from discontinued operations, net of tax	79	(146)	132

Income from continuing operations	14,927	13,753	13,269
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	7,157	6,739	6,317
Deferred income taxes	(504)	581	(8)
Other operating activities	301	769	504
Changes in certain assets and liabilities, net of effects of acquisitions:
Increase in accounts receivable	(297)	(101)	(564)
Decrease (increase) in inventories	2,265	(220)	(775)
Increase (decrease) in accounts payable	1,052	(410)	865
Increase in accrued liabilities	1,348	2,036	1,034

Net cash provided by operating activities	26,249	23,147	20,642
Cash flows from investing activities:
Payments for property and equipment	(12,184)	(11,499)	(14,937)
Proceeds from disposal of property and equipment	1,002	714	957
Proceeds from (payments for) disposal of certain international operations, net	—	838	(257)
Investment in international operations, net of cash acquired	—	(1,576)	(1,338)
Other investing activities	(438)	781	(95)

Net cash used in investing activities	(11,620)	(10,742)	(15,670)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,033)	(3,745)	2,376
Proceeds from issuance of long-term debt	5,546	6,566	11,167
Payment of long-term debt	(6,033)	(5,387)	(8,723)
Dividends paid	(4,217)	(3,746)	(3,586)
Purchase of Company stock	(7,276)	(3,521)	(7,691)
Purchase of redeemable noncontrolling interest	(436)	—	—
Payment of capital lease obligations	(346)	(352)	(343)
Other financing activities	(396)	267	(622)

Net cash used in financing activities	(14,191)	(9,918)	(7,422)
Effect of exchange rates on cash and cash equivalents	194	(781)	252

Net increase (decrease) in cash and cash equivalents	632	1,706	(2,198)
Cash and cash equivalents at beginning of year (1)	7,275	5,569	7,767

Cash and cash equivalents at end of year (2)	$7,907	$7,275	$5,569

Supplemental disclosure of cash flow information
Income tax paid	$7,389	$6,596	$6,299
Interest paid	2,141	1,787	1,622
Capital lease obligations incurred	61	284	447

(1)	Includes cash and cash equivalents of discontinued operations of $51 million at February 1, 2007.
(2)	Includes cash and cash equivalents of discontinued operations of $77 million at January 31, 2008.

See accompanying notes.

Notes to Consolidated Financial Statements

Wal-Mart Stores, Inc.

Note 1. Summary of Significant Accounting Policies

General

Wal-Mart Stores, Inc. (“Walmart,” the “company” or “we”) operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices (“EDLP”) while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Our fiscal year ends on January 31.

Consolidation

The Consolidated Financial Statements include the accounts of Wal-Mart Stores, Inc. and its subsidiaries. Intercompany transactions have been eliminated in consolidation. Investments in which the company has a 20% to 50% voting interest and where the company exercises significant influence over the investee are accounted for using the equity method. These investments are immaterial to our company.

The company’s operations in Argentina, Brazil, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events in January 2010 which materially affected the financial statements. The company’s operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end.

The company consolidates the accounts of certain variable interest entities where it has been determined that Walmart is the primary beneficiary of those entities’ operations. The assets, liabilities and results of operations of these entities are not material to the company.

Cash and Cash Equivalents

The company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions (“EBT”) process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash totaled $2.6 billion and $2.0 billion at January 31, 2010 and 2009, respectively. In addition, cash and cash equivalents includes restricted cash related to cash collateral holdings from various counterparties as required by certain derivative and trust agreements of $469 million and $577 million at January 31, 2010 and 2009, respectively.

Receivables

Receivables consist primarily of amounts due from:

•	insurance companies resulting from our pharmacy sales;

•	banks for customer credit card, debit card and EBT transactions that take in excess of seven days to process;

•	suppliers for marketing or incentive programs;

•	consumer financing programs in certain international subsidiaries; and

•	real estate transactions.

We establish a reserve for uncollectible receivables based on historical trends in collection of past due amounts and write-off history. Our reserve for uncollectible receivables, which relates primarily to our consumer financing programs, was $298 million and $188 million at January 31, 2010 and 2009, respectively.

Inventories

The company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all of the Walmart U.S. segment’s merchandise inventories. Sam’s Club merchandise and merchandise in our distribution warehouses are valued based on the weighted average cost using the

LIFO method. Inventories of International operations are primarily valued by the retail method of accounting, using the first-in, first-out (“FIFO”) method. At January 31, 2010 and 2009, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

Capitalized Interest

Interest costs capitalized on construction projects were $85 million, $88 million and $150 million in fiscal 2010, 2009 and 2008, respectively.

Long-Lived Assets

Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store level or in certain circumstances a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset’s useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Impairment charges were $429 million, $262 million and $210 million for fiscal years 2010, 2009 and 2008, respectively, and are classified in operating, selling, general and administrative expenses on the accompanying Consolidated Statements of Income. See Note 15 for further information regarding the impairment charges recorded in fiscal 2010.

Goodwill and Other Acquired Intangible Assets

Goodwill represents the excess of purchase price over fair value of net assets acquired, and is allocated to the appropriate segment when acquired. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Goodwill and indefinite-lived other acquired intangible assets are not amortized; rather they are evaluated for impairment annually during our fourth fiscal quarter, or whenever events or changes in circumstances indicate that the value of the asset may be impaired. Definite-lived other acquired intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided.

Indefinite-lived other acquired intangible assets are included in other assets and deferred charges on the accompanying Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded during the fiscal years ended January 31, 2010, 2009 and 2008.

Goodwill is evaluated for impairment by determining the fair value of the related reporting unit. Fair value is measured based on discounted cash flow method and relative market-based approaches. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. The company has never recorded impairment charges related to goodwill.

The following table reflects goodwill activity for fiscal years 2010 and 2009:

(Amounts in millions)	International	Sam’s Club	Total
February 1, 2008	$15,574	$305	$15,879
Currency translation	(2,020)	—	(2,020)
Acquisitions	1,500	—	1,500
Other	(99)	—	(99)

January 31, 2009	$14,955	$305	$15,260
Currency translation	970	—	970
Other	(104)	—	(104)

January 31, 2010	$15,821	$305	$16,126

During fiscal 2010, the International segment’s goodwill balance increased $970 million related to currency exchange fluctuations. Other goodwill activity of $104 million includes adjustments made in finalizing the allocation of the purchase price for Distribución y Servicio (“D&S”) . During fiscal 2009, the International segment’s goodwill balance decreased $619 million primarily from the strengthening of the U.S. dollar against most major currencies, partially offset by goodwill recorded in connection with the acquisition of a majority interest in D&S and the purchase of the remaining minority shares of The Seiyu Ltd. These acquisitions and disposal are discussed in further detail in Note 9.

Leases

The company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the company. This expected term is used in the determination of whether a store lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset, whichever is shorter. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assumed, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the company’s capital lease tests and in determining straight-line rent expense for operating leases.

Currency Translation

The assets and liabilities of all international subsidiaries are translated from the respective local currency to the U.S. dollar using exchange rates at the balance sheet date. The income statements of international subsidiaries are translated from the respective local currency to the U.S. dollar using average exchange rates for the period. Related translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

Revenue Recognition

The company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer. Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card. The company also recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales on our consolidated statements of income.

Sam’s Club Membership Fee Revenue Recognition

The company recognizes Sam’s Club membership fee revenue both in the United States and internationally over the term of the membership, which is 12 months. The following table details deferred revenue, membership fees received from members and the amount of revenue recognized in earnings for each of the fiscal years 2010, 2009 and 2008.

(Amounts in millions)	Deferred Membership Fee Revenue
Balance at February 1, 2007	$535
Membership fees received	1,054
Membership fee revenue recognized	(1,038)

Balance at January 31, 2008	$551
Membership fees received	1,044
Membership fee revenue recognized	(1,054)

Balance at January 31, 2009	$541
Membership fees received	1,048
Membership fee revenue recognized	(1,057)

Balance at January 31, 2010	$532

Sam’s Club membership fee revenue is included in membership and other income in the revenues section of the accompanying Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities on the accompanying Consolidated Balance Sheets.

Cost of Sales

Cost of sales includes actual product cost, the cost of transportation to the company’s warehouses, stores and clubs from suppliers, the cost of transportation from the company’s warehouses to the stores and clubs and the cost of warehousing for our Sam’s Club segment.

Payments from Suppliers

Walmart receives money from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and advertising. Substantially all payments from suppliers are accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

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

Advertising Costs

Advertising costs are expensed as incurred and were $2.4 billion, $2.1 billion and $1.8 billion in fiscal 2010, 2009 and 2008, respectively. Advertising costs consist primarily of print, television and digital advertisements. Advertising reimbursements received from suppliers are generally accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

Pre-Opening Costs

The costs of start-up activities, including organization costs, related to new store openings, store remodels, expansions and relocations are expensed as incurred. Pre-opening costs totaled $227 million, $289 million and $353 million for the years ended January 31, 2010, 2009 and 2008, respectively.

Depreciation and Amortization

Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under lease, for fiscal years 2010, 2009 and 2008 was $7.2 billion, $6.7 billion and $6.3 billion, respectively. For income tax purposes, accelerated methods of depreciation are used with recognition of deferred income taxes for the resulting temporary differences. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5–40 years
Fixtures and equipment	3–20 years
Transportation equipment	4–15 years

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

The company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The company records interest and penalties related to unrecognized tax benefits in interest expense and operating, selling, general and administrative expenses, respectively, in the company’s Consolidated Statements of Income.

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

Reclassifications

In connection with the company’s finance transformation project, we reviewed and adjusted the classification of certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact operating income or consolidated net income attributable to Walmart. The changes were effective February 1, 2009 and have been reflected in all periods presented.

Subsequent Events

On March 4, 2010, the company’s Board of Directors approved an increase in the annual dividend for fiscal 2011 to $1.21 per share, an increase of 11% over the dividend paid in fiscal 2010. The annual dividend will be paid in four quarterly installments on April 5, 2010, June 1, 2010, September 7, 2010 and January 3, 2011 to holders of record on March 12, May 14, August 13 and December 10, 2010, respectively.

Note 2. Accrued Liabilities

Accrued liabilities consist of the following:

	January 31,
(Amounts in millions)	2010	2009
Accrued wages and benefits	$5,986	$5,577
Self-insurance	3,224	3,108
Other	9,524	9,427

Total accrued liabilities	$18,734	$18,112

Self-Insurance

The company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers’ compensation, general liability, vehicle liability, property and the company’s obligation for employee-related health care benefits. Liabilities associated with these risks are estimated by considering historical claims experience, demographic factors, frequency and severity factors and other actuarial assumptions. In estimating our liability for such claims, we periodically analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims.

Note 3. Net Income Per Common Share

Basic net income per common share attributable to Walmart is based on the weighted-average number of outstanding common shares. Diluted net income per common share attributable to Walmart is based on the weighted-average number of outstanding common shares adjusted for the dilutive effect of stock options and other share-based awards. The dilutive effect of stock options and other share-based awards was 11 million, 12 million and 6 million shares in fiscal 2010, 2009 and 2008, respectively. The company had approximately 5 million, 6 million and 62 million option shares outstanding at January 31, 2010, 2009 and 2008, respectively, which were not included in the diluted net income per share calculation because their effect would be antidilutive.

For purposes of determining consolidated net income per common share attributable to Walmart, income from continuing operations attributable to Walmart and the (loss) gain from discontinued operations, net of tax, are as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2010	2009	2008
Income from continuing operations	$14,927	$13,753	$13,269
Less consolidated net income attributable to noncontrolling interest	(513)	(499)	(406)

Income from continuing operations attributable to Walmart	14,414	13,254	12,863
Income (loss) from discontinued operations, net of tax	(79)	146	(132)

Consolidated net income attributable to Walmart	$14,335	$13,400	$12,731

Note 4. Short-term Borrowings and Long-term Debt

Information on short-term borrowings and interest rates is as follows:

	Fiscal Year Ended January 31,
(Dollar amounts in millions)	2010	2009	2008
Maximum amount outstanding at any month-end	$4,536	$7,866	$9,176
Average daily short-term borrowings	1,596	4,520	5,657
Weighted-average interest rate	0.5%	2.1%	4.9%

Short-term borrowings consist of commercial paper and lines of credit. Short term borrowings outstanding at January 31, 2010 and 2009 were $523 million and $1.5 billion, respectively. The company has certain lines of credit totaling $9.0 billion, most of which were undrawn as of January 31, 2010. Of the $9.0 billion in lines of credit, $8.6 billion is committed with 34 financial institutions. In conjunction with these lines of credit, the company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases. Committed lines of credit are primarily used to support commercial paper. The portion of committed lines of credit used to support commercial paper remained undrawn as of January 31, 2010. The committed lines of credit mature at various times starting between June 2010 and June 2012, carry interest rates in some cases equal to the company’s one-year credit default swap mid-rate spread and in other cases LIBOR plus 15 basis points and incur commitment fees of 4.0 to 10.0 basis points on undrawn amounts.

The company had trade letters of credit outstanding totaling $2.4 billion at January 31, 2010 and 2009. At January 31, 2010 and 2009, the company had standby letters of credit outstanding totaling $2.4 billion and $2.0 billion, respectively. These letters of credit were issued primarily for the purchase of inventory and self-insurance purposes.

Long-term debt consists of:

(Dollar amounts in millions)		January 31,
Interest Rate	Maturity Date by Fiscal Year	2010	2009
1.200 – 10.96%	Notes due 2010	$—	$5,656
5.250%	Notes due 2036	4,098	3,954
0.184 – 10.880%	Notes due 2011(1)	3,972	2,952
5.625%	Notes due 2035	1,598	—
6.500%	Notes due 2038	3,000	3,000
0.750 – 15.27%	Notes due 2014	3,919	4,822
1.200 – 4.125%	Notes due 2012	4,481	5,353
5.750 – 7.550%	Notes due 2031	1,799	1,727
4.875 – 6.200%	Notes due 2039	3,598	2,954
2.950 – 6.500%	Notes due 2019(1)	1,769	1,305
3.750 – 5.375%	Notes due 2018	1,032	1,006
3.150 – 6.630%	Notes due 2016	766	940
5.875%	Notes due 2028	777	772
1.600 – 5.000%	Notes due 2013	1,363	561
6.750%	Notes due 2024	262	263
2.300 – 3.000%	Notes due 2015	2,704	575
2.000 – 2.500%	Notes due 2017	27	32
4.125%	Notes due 2020	6	507
4.200 – 5.500%	Notes due 2021	6	7
4.200 – 5.500%	Notes due 2022	6	8
4.200 – 5.500%	Notes due 2023	8	10
4.200 – 5.500%	Notes due 2025	16	17
4.200 – 5.500%	Notes due 2026	20	20
4.200 – 5.500%	Notes due 2027	23	19
4.200 – 5.500%	Notes due 2029	1,401	12
Other (mortgages and sale/leasebacks) (2)	Due 2011 – 2038	630	725

Total		$37,281	$37,197

(1)	Notes due in 2011 and 2019 both include $500 million put options. Contains early termination arrangements totaling $109 million.

(2)	Includes adjustments to debt hedged by derivatives.

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

Long-term debt is unsecured except for $267 million, which is collateralized by property with an aggregate carrying amount of approximately $1.2 billion. Annual maturities of long-term debt during the next five years and thereafter are:

(Amounts in millions) Fiscal Year	Annual Maturity
2011	$4,050
2012	4,611
2013	1,438
2014	4,150
2015	2,749
Thereafter	20,283

Total	$37,281

The company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations mature as follows during the next five years and thereafter:

(Amounts in millions) Fiscal Year	Annual Maturity
2011	$10
2012	10
2013	10
2014	7
2015	7
Thereafter	277

Total	$321

Note 5. Fair Value Measurements

The company records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the company to develop our own assumptions.

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost are as follows:

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: The fair value is based on the company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices. The cost and fair value of our debt as of January 31, 2010 and 2009 is as follows:

	January 31, 2010		January 31, 2009
(Amounts in millions)	Cost	Fair Value	Cost	Fair Value
Long-term debt	$37,281	$39,055	$37,197	$37,862

Additionally, as of January 31, 2010 and 2009, the company held certain derivative asset and liability positions that are required to be measured at fair value on a recurring basis. The majority of the Company’s derivative instruments relate to interest rate swaps. The fair values of these interest rate swaps have been measured in accordance with Level 2 inputs of the fair value hierarchy. As of January 31, 2010 and 2009, the notional amounts and fair values of these interest rate swaps are as follows (asset/(liability)):

(Amounts in millions)	January 31, 2010		January 31, 2009
Derivative financial instruments designated for hedging:	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay floating rate interest rate swaps designated as fair value hedges	$4,445	$260	$5,195	$321
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at January 31, 2010 and 2009)	1,250	189	1,250	526
Receive floating-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	638	(20)	462	(17)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as cash flow hedges	2,902	286	—	—

Total	$9,235	$715	$6,907	$830

The fair values above are the estimated amounts the company would receive or pay upon a termination of the agreements relating to such instruments as of the reporting dates.

Note 6. Derivative Financial Instruments

The company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Use of derivative financial instruments in hedging programs subjects the company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the company’s derivative financial instruments is used to measure interest to be paid or received and does not represent the company’s exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate.

The company’s transactions are with counterparties rated “A+” or better by nationally recognized credit rating agencies. In connection with various derivative agreements with counterparties, the company held cash collateral from these counterparties of $323 million and $440 million at January 31, 2010 and 2009, respectively. It is our policy to record cash collateral exclusive of any derivative asset, and any collateral holdings are reflected in our accrued liabilities as amounts due to the counterparties. Furthermore, as part of the master netting arrangements with these counterparties, the company is also required to post collateral if the derivative liability position exceeds $150 million. The company has no outstanding collateral postings and in the event of providing cash collateral, the company would record the posting as a receivable exclusive of any derivative liability.

When the company uses derivative financial instruments for purposes of hedging its exposure to interest and currency exchange rates, the contract terms of a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting, or contracts for which the company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.

Fair Value Instruments

The company is party to receive fixed-rate, pay floating-rate interest rate swaps to hedge the fair value of fixed-rate debt. Under certain swap agreements, the company pays floating-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. The company’s interest rate swaps that receive fixed-interest rate payments and pay floating-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the instruments being hedged, the derivative instruments were assumed to be perfectly effective hedges and all changes in fair value of the hedges were recorded in long-term debt and accumulated other comprehensive loss on the accompanying Consolidated Balance Sheets with no net impact on the income statement. These fair value instruments will mature on various dates ranging from February 2011 to May 2014.

Net Investment Instruments

At January 31, 2010 and 2009, the company is party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive loss, offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive loss. These instruments will mature on dates ranging from 2029 to March 2034.

The company has approximately £3.0 billion of outstanding debt that is designated as a hedge of the company’s net investment in the United Kingdom as of January 31, 2010 and 2009. The company also has outstanding approximately ¥437.4 billion of debt that is designated as a hedge of the company’s net investment in Japan at January 31, 2010 and 2009. Any translation of non-U.S.-denominated debt is recorded in accumulated other comprehensive loss, offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive loss. These instruments will mature on dates ranging from January 2011 to January 2039.

Cash Flow Instruments

The company is party to receive floating-rate, pay fixed-rate interest rate swaps to hedge the interest rate risk of certain non-U.S.-denominated debt. The swaps are designated as cash flow hedges of interest expense risk. Changes in the non-U.S. benchmark interest rate result in reclassification of amounts from accumulated other comprehensive loss to earnings to offset the floating-rate interest expense. These cash flow instruments will mature on dates ranging from August 2013 to August 2014.

The company is also party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of non-U.S.-denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S.-denominated debt. Changes in the currency exchange rate result in reclassification of amounts from accumulated other comprehensive loss to earnings to offset the re-measurement (loss) gain on the non-U.S.-denominated debt. These cash flow instruments will mature on dates ranging from September 2029 to March 2034. Any ineffectiveness with these instruments is expected to be immaterial.

Financial Statement Presentation

Hedging instruments with an unrealized gain are recorded on the Consolidated Balance Sheets in other assets and deferred charges, based on maturity date. Those instruments with an unrealized loss are recorded in accrued liabilities or deferred income taxes and other, based on maturity date.

As of January 31, 2010 and 2009, our financial instruments were classified as follows in the accompanying Consolidated Balance Sheets:

	January 31, 2010			January 31, 2009
(Amounts in millions)	Fair Value Instruments	Net Investment Hedge	Cash Flow Instruments	Fair Value Instruments	Net Investment Hedge	Cash Flow Instruments
Balance Sheet Classification:
Other assets and deferred charges	$260	$189	$286	$321	$526	$—

Total assets	$260	$189	$286	$321	$526	$—

Long-term debt	$260	$—	$—	$321	$—	$—
Deferred income taxes and other	—	—	20	—	—	17

Total liabilities	$260	$—	$20	$321	$—	$17

Note 7. Accumulated Other Comprehensive Income

Amounts included in accumulated other comprehensive income (loss) for the company’s derivative instruments and minimum pension liabilities are recorded net of the related income tax effects. The following table provides further detail regarding changes in the composition of accumulated other comprehensive income (loss) for the fiscal years ended January 31, 2010, 2009 and 2008:

(Amounts in millions)	Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balances at February 1, 2007	$2,875	$—	$(367)	$2,508
Currency translation adjustment	1,218	—	—	1,218
Subsidiary minimum pension liability	—	—	138	138

Balances at February 1, 2008	$4,093	$—	$(229)	$3,864
Currency translation adjustment	(6,489)	—	—	(6,489)
Net change in fair value of derivatives	—	(17)	—	(17)
Subsidiary minimum pension liability	—	—	(46)	(46)

Balances at February 1, 2009	$(2,396)	$(17)	$(275)	$(2,688)
Currency translation adjustment	2,744	—	—	2,744
Net change in fair value of derivatives	—	94	—	94
Subsidiary minimum pension liability	—	—	(220)	(220)

Balances at January 31, 2010	$348	$77	$(495)	$(70)

The currency translation adjustment includes a net translation loss of $545 million, a gain of $1.2 billion and a loss of $9 million at January 31, 2010, 2009 and 2008, respectively, related to net investment hedges of our operations in the United Kingdom and Japan. For fiscal 2010, we reclassified $83 million from accumulated other comprehensive loss to earnings to offset currency translation losses on the re-measurement of non-U.S. denominated debt.

Note 8. Income Taxes

A summary of the provision for income taxes is as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2010	2009	2008
Current:
U.S. federal	$5,798	$4,771	$5,145
U.S. state and local	599	564	524
International	1,246	1,229	1,228

Total current tax provision	7,643	6,564	6,897

Deferred:
U.S. federal	(449)	614	12
U.S. state and local	78	41	6
International	(133)	(74)	(26)

Total deferred tax provision	(504)	581	(8)

Total provision for income taxes	$7,139	$7,145	$6,889

Income from Continuing Operations

The components of income from continuing operations before income taxes is as follows:

	Fiscal Year Ended January 31,
(Amounts in millions)	2010	2009	2008
U.S.	$17,652	$16,239	$15,820
International	4,414	4,659	4,338

Total income from continuing operations before income taxes	$22,066	$20,898	$20,158

Deferred Taxes

The significant components of our deferred tax account balances are as follows:

	January 31,
(Amounts in millions)	2010	2009
Deferred tax assets:
Loss and tax credit carryforwards	$2,713	$1,603
Accrued liabilities	3,141	2,548
Equity compensation	267	206
Other	751	437

Total deferred tax assets	6,872	4,794
Valuation allowance	(2,167)	(1,852)

Deferred tax assets, net of valuation allowance	4,705	2,942

Deferred tax liabilities:
Property and equipment	4,015	3,257
Inventories	1,120	1,079
Other	609	211

Total deferred tax liabilities	5,744	4,547

Net deferred tax liabilities	$1,039	$1,605

The deferred taxes noted above are classified as follows in the accompanying Consolidated Balance Sheets:

	January 31,
(Amounts in millions)	2010	2009
Balance Sheet Classification:
Assets:
Prepaid expenses and other	$1,386	$1,293
Other assets and deferred charges	331	202

Asset subtotals	1,717	1,495
Liabilities:
Accrued liabilities	34	24
Deferred income taxes and other	2,722	3,076

Liability subtotals	2,756	3,100

Net deferred tax liabilities	$1,039	$1,605

Effective Tax Rate Reconciliation

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income is as follows:

	Fiscal Year Ended January 31,
	2010	2009	2008
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	2.0%	1.9%	1.7%
Income taxes outside the U.S.	-1.6%	-1.7%	-1.7%
Net impact of repatriated foreign earnings	-3.4%	-1.1%	-0.7%
Other, net	0.4%	0.1%	-0.1%

Effective income tax rate	32.4%	34.2%	34.2%

Unremitted Earnings

United States income taxes have not been provided on accumulated but undistributed earnings of its non-U.S. subsidiaries of approximately $13.7 billion and $12.7 billion as of January 31, 2010 and 2009, respectively, as the company intends to permanently reinvest these amounts. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances

At January 31, 2010, the company had international net operating loss and capital loss carryforwards totaling approximately $4.6 billion. Of these carryforwards, approximately $3.0 billion will expire, if not utilized, in various years through 2020. The remaining carryforwards have no expiration. At January 31, 2010, the company had foreign tax credit carryforwards of $1.1 billion, which will expire in various years through 2020 if not utilized.

As of January 31, 2010, the company has provided a valuation allowance of approximately $2.2 billion on deferred tax assets associated primarily with net operating loss and capital loss carryforwards from our international operations for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $315 million net change in the valuation allowance during fiscal 2010 related to releases arising from the use of net operating loss carryforwards, increases in foreign net operating losses arising in fiscal 2010 and fluctuations in currency exchange rates. Management believes that it is more likely than not that we will fully realize the remaining domestic and international deferred tax assets.

Uncertain Tax Positions

As of February 1, 2007, the company adopted a new accounting policy for recording uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

As of January 31, 2010 and 2009, the amount of unrecognized tax benefits related to continuing operations was $1.0 billion, of which, the amount of unrecognized tax benefits that would affect the company’s effective tax rate is $671 million and $582 million for January 31, 2010 and 2009, respectively.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	January 31,
(Amounts in millions)	2010	2009
Beginning balance	$1,017	$868
Increases related to prior year tax positions	129	296
Decreases related to prior year tax positions	(33)	(34)
Increases related to current year tax positions	246	129
Settlements during the period	(340)	(238)
Lapse of statute of limitation	—	(4)

Ending balance	$1,019	$1,017

Unrecognized tax benefits related to continuing operations increased by approximately $2 million and $149 million for fiscal years 2010 and 2009, respectively.

The company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. Accrued interest decreased by $29 million during fiscal 2010 and increased by $47 million during fiscal 2009. During the fiscal years ended January 31, 2010 and 2009, the company recorded accrued interest of $231 million and $260 million, respectively. Accrued penalties totaled $2 million at January 31, 2010 and 2009. There were no changes to accrued penalties during the year.

During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $350 million and $500 million, either because the tax positions are sustained on audit or because the company agrees to their disallowance. The company does not expect any change to have a significant impact on its results of operations or financial position.

At January 31, 2010 and 2009, the company had an unrecognized tax benefit of $1.7 billion which is related to an ordinary worthless stock deduction from the fiscal 2007 disposition of its German operations. Of this, $63 million was recognized in discontinued operations during fiscal 2009 following the resolution of a gain contingency on a discontinued operation sold in fiscal 2004. When effectively settled, any additional benefit will be recorded in discontinued operations. If some portion of the ordinary loss is determined to be a capital loss, the resulting deferred tax asset will be included with the company's non-current assets of discontinued operations. The company cannot predict the ultimate outcome of this matter; however, it is reasonably possible it will be resolved in the next twelve months.

The company is subject to income tax examinations for its U.S. federal income taxes generally for the fiscal years 2009 and 2010, with fiscal years 2004 through 2008 remaining open for a limited number of issues. The company is also subject to income tax examinations for non-U.S. income taxes for the tax years 2003 through 2010, and for state and local income taxes for the fiscal years generally 2006 through 2009 and from 1998 for a limited number of issues.

Non-Income Taxes

Additionally, the company is subject to tax examinations for payroll, value added, sales-based and other taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the company has made accruals for these matters which are reflected in the company’s Consolidated Financial Statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the company, may result in a liability material to the company's financial condition or results of operations.

Note 9. Acquisitions, Investments and Disposals

Acquisitions and Investments

In February 2007, the company announced the purchase of a 35% interest in Bounteous Company Limited (“BCL”). BCL operated 101 hypermarkets in 34 cities in China under the Trust-Mart banner. The purchase price for the 35% interest was $264 million. As additional consideration, the company paid $376 million to extinguish a third party loan issued to the selling BCL shareholders that is secured by the pledge of the remaining equity of BCL. Concurrent with its initial investment in BCL, the company entered into a stockholders agreement which provides the company with voting rights associated with a portion of the common stock of BCL securing the loan, amounting to an additional 30% of the aggregate outstanding shares. Pursuant to the purchase agreement, which was recently amended, the company is committed to purchase the remaining interest in BCL on or before November 26, 2010, subject to certain conditions. Under the terms of the original share purchase agreement, the final purchase price for the remaining interest will be approximately $320 million, net of loan repayments and subject to reduction under certain circumstances.

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

In August 2007, Walmart and Bharti Enterprises, an Indian company, established a joint venture called Bharti Walmart Private Limited to conduct wholesale cash-and-carry and back-end supply chain management operations in India in compliance with Government of India guidelines. The first wholesale facility opened in fiscal 2010. The joint venture supplies merchandise to Bharti Retail, an affiliate of Bharti Enterprises that is developing a chain of retail stores in India. Bharti Retail has entered into a franchise agreement with an Indian subsidiary of Walmart under which such subsidiary provides technical support to Bharti Retail’s retail business.

In January 2009, the company completed a tender offer for the shares of D&S, acquiring approximately 58.2% of the outstanding D&S shares. As of the acquisition date, D&S had 197 stores, 10 shopping centers and 85 PRESTO financial services branches throughout Chile. The purchase price for the D&S shares in the offer was approximately $1.55 billion. As of January 31, 2009, the preliminary allocation of the purchase price resulted in recording approximately $3.6 billion in assets, including approximately $1.0 billion in goodwill and liabilities assumed of approximately $1.7 billion. The noncontrolling interest was approximately $395 million, all of which was redeemable. The final purchase price allocation had an insignificant impact to the preliminary assets and liabilities recorded at the time of acquisition. In March 2009, the company paid $436 million to acquire a portion of the redeemable noncontrolling interest in D&S through a second tender offer as required by the Chilean securities laws increasing its ownership stake in D&S to 74.6%. This transaction resulted in a $148 million acquisition of that portion of the redeemable noncontrolling interest and the remaining $288 million is reflected as a reduction of Walmart shareholders’ equity. Additionally, the former D&S controlling shareholders still hold a put option that is exercisable beginning in January 2011 through January 2016. During the exercise period, the put option allows each former controlling shareholder the right to require the company to purchase up to all of their shares of D&S (approximately 25.1%) owned at fair market value at the time of an exercise, if any.

On February 15, 2010, our majority-owned subsidiary Wal-Mart de Mexico (“Walmex”) completed the acquisition of the noncontrolling interest in our Central American subsidiary that had been held by third parties. The consideration paid consisted of $111 million in cash and $2.3 billion in shares in our majority-owned subsidiary Walmex. The effect of this transaction on the consolidated company will be a purchase of the outstanding noncontrolling interest of our Central American business, with the company’s ownership of Walmex at approximately 68.5%.

Disposals

In fiscal 2008, the company recorded a charge of $153 million to discontinued operations related to the settlement of a post-closing adjustment and certain other indemnification obligations resulting from the disposal of its German operations in fiscal 2007.

During fiscal 2009, the company disposed of Gazeley Limited (“Gazeley”), an ASDA commercial property development subsidiary in the United Kingdom. Consequently, the results of operations associated with Gazeley are presented as discontinued operations in our Consolidated Statements of Income and Consolidated Balance Sheets for all periods presented. The cash flows related to this operation were insignificant for all periods presented. In the third quarter of fiscal 2009, the company recognized approximately $212 million, after tax, in operating profits and gains from the sale of Gazeley. The transaction continues to remain subject to certain indemnification obligations. The company’s operations in the United Kingdom are consolidated using a December 31 fiscal year-end. Since the sale of Gazeley closed in July 2008, the company recorded the gain to discontinued operations in the third quarter of fiscal 2009.

During the third quarter of fiscal 2009, the company initiated a restructuring program under which the company’s Japanese subsidiary, The Seiyu Ltd., to close approximately 23 stores and dispose of certain excess properties and was substantially completed in fiscal 2010. This restructuring involved incurring costs associated with lease termination obligations, asset impairment charges and employee separation benefits. The costs associated with this restructuring are presented as discontinued operations in our Consolidated Statements of Income and Consolidated Balance Sheets for all periods presented. The cash flows and accrued liabilities related to this restructuring were insignificant for all periods presented. The company recognized approximately $79 million and $122 million, after tax, in restructuring expenses and operating results as discontinued operations, for the fiscal years ended January 31, 2010 and 2009, respectively. Costs were recorded for lease termination obligations and employee separation benefits; additional costs are not expected to be material.

In addition, the company recorded a $63 million benefit to discontinued operations in fiscal 2009, from the successful resolution of a tax contingency related to McLane Company, Inc., a former Walmart subsidiary sold in fiscal 2004.

Net sales related to our discontinued operations were not significant during fiscal years 2010, 2009 and 2008. The net income or losses related to our discontinued operations, including the gain and (losses) upon disposition, are as follows:

	January 31,
(Amounts in millions)	2010	2009	2008
Germany	$—	$—	$(153)
McLane	—	63	—
Gazeley	—	212	39
Seiyu	(79)	(122)	(18)
Other	—	(7)	—

	$(79)	$146	$(132)

Note 10. Share-Based Compensation Plans

As of January 31, 2010, the company has awarded share-based compensation to executives and other associates of the company through various share-based compensation plans. The compensation cost recognized for all plans was $335 million, $302 million and $276 million for fiscal 2010, 2009 and 2008, respectively, and is included in operating, selling, general and administrative expenses in the accompanying Consolidated Statements of Income. The total income tax benefit recognized for all share-based compensation plans was $126 million, $112 million and $102 million for fiscal 2010, 2009 and 2008, respectively.

The company’s Stock Incentive Plan of 2005 (the “Plan”), which is shareholder-approved, was established to grant stock options, restricted (non-vested) stock, performance shares and other equity compensation awards to its associates for which 210 million shares of common stock to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The company believes that such awards serve to align the interests of its associates with those of its shareholders.

Under the Plan and prior plans, substantially all stock option awards have been granted with an exercise price equal to the market price of the company’s stock at the date of grant. Generally, outstanding options granted before fiscal 2001 vest over seven years. Options granted after fiscal 2001 generally vest over five years. Options granted generally have a contractual term of 10 years.

The company’s United Kingdom subsidiary, ASDA, also offers two other stock option plans to its colleagues. The first plan, The ASDA Colleague Share Ownership Plan 1999 (the “CSOP”), grants options to certain colleagues. The initial CSOP grants have both a three year and a six year vesting with subsequent grants vesting over six years. The CSOP shares have an exercise period of two months immediately following the vesting date. The second plan, The ASDA Sharesave Plan 2000 (the “Sharesave Plan”), grants options to certain colleagues at 80% of the average market value of the three days preceding the date of grant. Sharesave options become exercisable after three years and generally expire six months after becoming exercisable. A combined 34 million shares of common stock were registered under the Securities Act of 1933, as amended, for issuance upon the exercise of stock options granted under the CSOP and the Sharesave Plan.

Stock Options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option’s fair value. To determine the expected life of the option, the company bases its estimates on historical exercise and expiration activity of grants with similar vesting periods. Expected volatility is based on historical volatility of our stock. The expected risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected dividend yield over the vesting period is based on the expected dividend yield rate over the life of the grant. The following table represents the weighted-average assumptions used by the company to estimate the fair values of the company’s stock options at the grant dates:

	Fiscal Year Ended January 31,
	2010	2009	2008
Dividend yield	2.1%	1.9%	2.1%
Volatility	18.7%	16.7%	18.6%
Risk-free interest rate	1.4%	2.0%	4.5%
Expected life in years	3.1	3.4	5.6

A summary of the stock option award activity for fiscal 2010 is presented below:

Stock Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at January 31, 2009	48,722,000	$49.11
Granted	1,804,000	40.16
Exercised	(4,833,000)	43.94
Forfeited or expired	(3,734,000)	49.44

Outstanding at January 31, 2010	41,959,000	49.32	4.8	$186,595,000

Exercisable at January 31, 2010	28,441,000	$51.35	3.8	$73,432,000

As of January 31, 2010, there was $94 million of total unrecognized compensation cost related to stock options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of options vested during the fiscal years ended January 31, 2010, 2009 and 2008, was $79 million, $107 million and $102 million, respectively.

The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2010, 2009 and 2008, was $10.41, $9.97 and $11.00, respectively. Stock options granted in fiscal 2010 were primarily issued under the Sharesave Plan. The total intrinsic value of options exercised during the years ended January 31, 2010, 2009 and 2008, was $39 million, $173 million and $60 million, respectively. During fiscal 2010 and 2009, the company received $111 million and $585 million, respectively, in cash from the exercise of stock options.

Restricted Stock Rights

In fiscal 2007, the company began issuing restricted stock rights to most associates in lieu of stock option awards. Restricted stock rights are associate rights to company stock after a specified service period. Grants issued before fiscal 2009 typically vest over five years with 40% vesting three years from grant date and the remaining 60% vesting five years from grant date. Beginning in fiscal 2009, the vesting schedule was adjusted for new grants to 50% vesting three years from grant date and the remaining 50% vesting five years from grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. Expected dividend yield over the vesting period is based on the expected dividend yield rate over the life of the grant. The weighted average discount for dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2010, 2009 and 2008 was 8.5%, 6.8% and 8.4%, respectively.

A summary of the company’s restricted stock rights activity for fiscal 2010 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Restricted Stock Rights	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock Rights at January 31, 2009	11,154,000	$46.28
Granted	5,061,000	46.34
Vested	(1,181,000)	41.86
Forfeited	(1,010,000)	46.57

Restricted Stock Rights at January 31, 2010	14,024,000	$46.50

As of January 31, 2010, there was $335 million of total unrecognized compensation cost related to restricted stock rights granted under the Plan, which is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock and Performance Share Awards

Under the Plan, the company grants various types of awards of restricted (non-vested) stock to certain associates. These grants include awards for shares that vest based on the passage of time, performance criteria, or both. Vesting periods vary. Restricted stock awards granted before January 1, 2008 may be settled in stock, or deferred as stock or cash, based upon the associate’s election. Consequently, these awards are classified as liabilities in the accompanying Consolidated Balance Sheets unless the associate has elected for the award to be settled or deferred in stock. Restricted stock awards issued in fiscal 2009 and later generally are settled or deferred in stock.

During fiscal 2006, the company began issuing performance share awards under the Plan that vest based on the passage of time and achievement of performance criteria. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares issued before January 1, 2008 may be settled in stock or cash, the performance shares are included in accrued liabilities and deferred income taxes and other in the accompanying Consolidated Balance Sheets unless the associate has elected for the award to be settled or deferred in stock. Beginning in fiscal 2009, performance shares issued are settled or deferred in stock; therefore, they are accounted for as equity in the accompanying Consolidated Balance Sheets. The fair value of performance share awards accounted for as equity are determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period.

The fair value of the restricted stock and performance share liabilities are remeasured each reporting period. The total liability for restricted stock and performance share awards at January 31, 2010 and 2009, was $63 million and $126 million, respectively.

A summary of the company’s non-vested restricted stock and performance share award activity for fiscal 2010 presented below represents the maximum number of shares that could be earned or vested under the Plan:

Non-Vested Restricted Stock and Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Restricted Stock and Performance Share Awards at January 31, 2009	13,705,000	$49.28
Granted	4,422,000	51.59
Vested	(2,067,000)	48.23
Forfeited	(1,736,000)	49.03

Restricted Stock and Performance Share Awards at January 31, 2010	14,324,000	$50.18

As of January 31, 2010, there was $334 million of total unrecognized compensation cost related to restricted stock and performance share awards granted under the Plan, which is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of shares vested during the fiscal years ended January 31, 2010, 2009 and 2008, was $110 million, $55 million and $24 million, respectively.

Note 11. Legal Proceedings

The company is involved in a number of legal proceedings. The company has made accruals with respect to these matters, where appropriate, which are reflected in the company’s Consolidated Financial Statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. However, where a liability is reasonably possible and material, such matters have been disclosed. The company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the company’s shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the company, individually or in the aggregate, may result in liability material to the company’s financial condition or results of operations.

Wage-and-Hour Class Actions: The company is a defendant in various cases containing class-action allegations in which the plaintiffs are current and former hourly associates who allege that the company committed wage-and-hour violations by failing to provide rest breaks, meal periods, or other benefits, or otherwise by failing to pay them correctly. The complaints generally seek unspecified monetary damages, injunctive relief, or both. The company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits, except where the lawsuit has been settled or otherwise as noted below.

In one of the wage-and-hour lawsuits, Braun/Hummel v. Wal-Mart Stores, Inc., a trial was commenced in September 2006, in Philadelphia, Pennsylvania. The plaintiffs allege that the company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, the jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the company on the plaintiffs’ meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury’s back-pay award plus statutory penalties, prejudgment interest and attorneys’ fees. The company believes it has substantial factual and legal defenses to the claims at issue, and on December 7, 2007, the company filed its Notice of Appeal.

Exempt Status Cases: The company is a defendant in several cases in which the plaintiffs seek class or collective certification of various groups of salaried managers, and challenge their exempt status under state and federal laws. In one of those cases (Sepulveda v. Wal-Mart Stores, Inc.), class certification was denied by the trial court on May 5, 2006. On April 25, 2008, a three-judge panel of the United States Court of Appeals for the Ninth Circuit affirmed the trial court’s ruling in part and reversed it in part, and remanded the case for further proceedings. On May 16, 2008, the company filed a petition seeking review of that ruling by a larger panel of the court. On October 10, 2008, the court entered an Order staying all proceedings in the Sepulveda appeal pending the final disposition of the appeal in Dukes v. Wal-Mart Stores, Inc., discussed below. Class certification has not been addressed in the other cases. The company cannot reasonably estimate the possible loss or range of loss that may arise from these lawsuits.

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

Since August 2001, the company has been a defendant in a lawsuit that was filed by the Equal Employment Opportunity Commission (“EEOC”) on August 24, 2001, in the United States District Court for the Eastern District of Kentucky on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, distribution center from 1998 to the present, and who were not hired or transferred into the warehouse positions for which they applied. On February 26, 2010, the company and the EEOC entered into an agreement to settle the case for $12 million plus related taxes and expenses, and on March 1, 2010, the court entered an agreed Consent Decree memorializing the settlement.

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

Additionally, the U.S. Attorney’s Office in the Northern District of California has initiated its own investigation regarding the company’s handling of hazardous materials and hazardous waste and the company has received administrative document requests from the California Department of Toxic Substances Control requesting documents and information with respect to two of the company’s distribution facilities. Further, the company also received a subpoena from the Los Angeles County District Attorney’s Office for documents and administrative interrogatories requesting information, among other things, regarding the company’s handling of materials and hazardous waste. California state and local government authorities also initiated investigations into these matters. The company is cooperating fully with the respective authorities. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the company’s financial condition or results of operations.

Note 12. Commitments

The company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $1.8 billion in each of fiscal 2010 and 2009, and $1.6 billion in 2008. Aggregate minimum annual rentals at January 31, 2010, under non-cancelable leases are as follows:

(Amounts in millions) Fiscal Year	Operating Leases	Capital Leases
2011	$1,275	$607
2012	1,212	568
2013	1,106	535
2014	1,043	504
2015	986	455
Thereafter	7,477	2,915

Total minimum rentals	$13,099	$5,584

Less estimated executory costs		50

Net minimum lease payments		5,534
Less imputed interest at rates ranging from 3.0% to 12.6%		2,018

Present value of minimum lease payments		$3,516

Certain of the company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were immaterial for fiscal years 2010, 2009 and 2008. Substantially all of the company’s store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2010, the aggregate termination payment would have been $109 million. The two arrangements pursuant to which these payments could be made expire in fiscal 2011 and fiscal 2019.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the company to pay up to approximately $41 million upon termination of some or all of these agreements.

The company has potential future lease commitments for land and buildings for approximately 348 future locations. These lease commitments have lease terms ranging from 1 to 40 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $59 million for fiscal 2011, based on current cost estimates.

Note 13. Retirement-Related Benefits

The company maintains separate Profit Sharing and 401(k) Plans for associates in the United States and Puerto Rico, under which associates generally become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the company, and the company makes an additional contribution to the associates’ 401(k) component of the plan. In addition to the company’s contributions, associates may elect to contribute a percentage of their earnings to the 401(k) component of the plan. During fiscal 2010, participants could contribute up to 50% of their pretax earnings, but not more than statutory limits.

Annual contributions made by the company to the United States and Puerto Rico Profit Sharing and 401(k) Plans are made at the sole discretion of the company. Contribution expense associated with these plans was $1.1 billion, $1.0 billion and $945 million in fiscal 2010, 2009 and 2008, respectively.

Employees in international countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established. Annual contributions to international retirement savings and profit sharing plans are made at the discretion of the company, and were $218 million, $210 million and $267 million in fiscal 2010, 2009 and 2008, respectively.

The company’s subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $339 million and $34 million at January 31, 2010 and 2009, respectively. The plan in Japan was underfunded by $249 million and $289 million at January 31, 2010 and 2009, respectively. These underfunded amounts have been recorded in deferred income taxes and other in our Consolidated Balance Sheets at January 31, 2010 and 2009. Certain other international operations have defined benefit arrangements that are not significant.

Note 14. Segments

The company is engaged in the operations of retail stores located in all 50 states of the United States, our wholly-owned subsidiaries in Argentina, Brazil, Canada, Japan, Puerto Rico and the United Kingdom, our majority-owned subsidiaries in Central America, Chile and Mexico and our joint ventures in China and India and our other controlled subsidiaries in China. The company defines our segments as those business units whose operating results our chief operating decision maker (“CODM”) regularly reviews to analyze performance and allocate resources. We sell similar individual products and services in each of our segments. It is impractical to segregate and identify revenue and profits for each of these individual products and services.

The Walmart U.S. segment includes the company’s mass merchant concept in the United States operating under the “Walmart” or “Wal-Mart” brand, as well as walmart.com. The International segment consists of the company’s operations outside of the 50 United States. The Sam’s Club segment includes the warehouse membership clubs in the United States, as well as samsclub.com. The amounts under the caption “Other” in the table below relating to operating income are unallocated corporate overhead items.

The company measures the results of its segments using, among other measures, each segment’s operating income which includes certain corporate overhead allocations. From time to time, we revise the measurement of each segment’s operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by our CODM. When we do so, the segment operating income for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments and the reconciliation to consolidated income from continuing operations before income taxes appear in the following table:

(Amounts in millions) Fiscal Year Ended January 31, 2010	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Net revenues from external customers	$258,229	$100,107	$46,710	$—	$405,046
Operating income (loss)	19,522	5,033	1,512	(2,117)	23,950
Interest expense, net					(1,884)

Income from continuing operations before income taxes					$22,066

Total assets of continuing operations	$84,480	$67,558	$12,073	$6,455	$170,566
Depreciation and amortization	$4,206	$2,003	$541	$407	$7,157

Fiscal Year Ended January 31, 2009	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Net revenues from external customers	$255,348	$98,840	$46,899	$—	$401,087
Operating income (loss)	18,562	4,940	1,646	(2,350)	22,798
Interest expense, net					(1,900)

Income from continuing operations before income taxes					$20,898

Total assets of continuing operations	$84,361	$59,903	$12,339	$6,631	$163,234
Depreciation and amortization	$4,013	$1,872	$527	$327	$6,739

Fiscal Year Ended January 31, 2008	Walmart U.S.	International	Sam’s Club	Other	Consolidated
Net revenues from external customers	$238,915	$90,570	$44,336	$—	$373,821
Operating income (loss)	17,383	4,725	1,648	(1,804)	21,952
Interest expense, net					(1,794)

Income from continuing operations before income taxes					$20,158

Total assets of continuing operations	$84,286	$61,994	$11,722	$4,545	$162,547
Depreciation and amortization	$3,813	$1,684	$507	$313	$6,317

In the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $70.2 billion, $68.0 billion and $66.8 billion as of January 31, 2010, 2009 and 2008, respectively. In the United States, cash additions to long-lived assets were $8.2 billion, $7.5 billion and $10.4 billion in fiscal 2010, 2009 and 2008, respectively.

Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $32.1 billion, $27.6 billion and $30.1 billion as of fiscal 2010, 2009 and 2008, respectively. Outside of the United States, cash additions to long-lived assets were $4.0 billion in fiscal 2010 and 2009, respectively, and $4.5 billion in fiscal 2008. The International segment includes all real estate outside the United States. The net revenues and long-lived assets of the company’s ASDA subsidiary are significant to the International segment. ASDA’s net revenues during fiscal 2010, 2009 and 2008 were $31.2 billion, $34.0 billion and $33.4 billion, respectively. Currency exchange rate fluctuations during fiscal 2010 compared to fiscal 2009 negatively impacted ASDA’s sales in by $5.3 billion. ASDA’s long-lived assets, consisting primarily of property and equipment, net, totaled $12.2 billion, $10.8 billion and $14.2 billion at January 31, 2010, 2009 and 2008, respectively.

Note 15. Restructuring Charges

In the fourth quarter of fiscal 2010, the company announced several organizational changes, including the closure of 10 Sam’s Clubs, designed to strengthen and streamline our operations. As a result, we recorded $260 million in pre-tax restructuring charges as follows:

	Fiscal Year Ended January 31, 2010
(Amounts in millions)	Asset Impairment	Severance	Total
Walmart U.S.	$—	$73	$73
Sam’s Club	133	41	174
Other	—	13	13

Total	$133	$127	$260

The asset impairment charges generally relate to the real estate of the Sam’s Club closures, which were written down to their estimated fair value of $46 million. The fair value was determined based on comparable market values of similar properties or on a rental income approach, using Level 2 inputs of the three-tier fair value hierarchy.

The total pre-tax restructuring charge of $260 million is classified in operating, selling, general and administrative expenses on the accompanying Consolidated Statements of Income. At January 31, 2010, we had $127 million of severance included in accrued liabilities on the accompanying Consolidated Balance Sheets, the majority of which is expected to be paid by the first quarter of fiscal 2011.

Note 16. Recent Accounting Pronouncements

The company adopts new accounting policies or adjust existing accounting policies to comply with new accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) or the SEC. The following subcaptions provide a discussion of the company’s adoption of new accounting policies as required by new accounting standards that became effective February 1, 2009 or will become effective in future periods.

Accounting for Acquisitions

The company accounts for all consolidated acquisitions and business combinations using the purchase method of accounting. As a result of new accounting standards effective February 1, 2009, the company changed some of its accounting for business combinations on February 1, 2009. Therefore, certain accounting policies differ when accounting for acquisitions occurring before and after February 1, 2009, as discussed below.

The company applied the following policies in accounting for business combinations that occurred prior to February 1, 2009:

•	acquisition costs were included as part of the purchase price;

•	purchase accounting was applied to only the company’s proportionate share in the fair value of assets and liabilities acquired in a partial acquisition (less than 100% control was acquired);

•	goodwill was recorded only to the extent of the company’s proportionate share in a partial acquired entity;

•	contingent consideration, if any, is recorded as additional purchase price when settled;

•	adjustments to income tax valuation allowances or uncertain tax positions are recognized as adjustments to the accounting for the business combination; and

•	contingent liabilities acquired were recorded at acquisition if probable and reasonably estimable.

Subsequent to February 1, 2009, the company applies the following policies in accounting for business combinations, when applicable:

•	costs related to an acquisition are expensed as incurred;

•	regardless of the level of ownership acquired, the company records the full fair value of all assets and liabilities acquired as part of the purchase price allocation;

•

goodwill includes any noncontrolling interest portion and is recorded as the excess of the cost of the acquisition over the total fair value of all assets and liabilities acquired and any noncontrolling interest;

•	contingent consideration, if any, is included at fair value as part of initial purchase price;

•	adjustments to income tax valuation allowances or uncertain tax positions after the acquisition date are generally recognized as income tax expense; and

•	contingent liabilities acquired are recorded at fair value. If fair value is not determinable, a reasonably estimable amount is recorded, provided the incurrence of the liability is probable.

No acquisitions have occurred subsequent to February 1, 2009. However, if any adjustments to income tax valuation allowances and uncertain tax positions that relate to acquisitions prior to February 1, 2009 occur within a one year period from the acquisition date due to revised facts and circumstances that existed at the acquisition date, then the adjustment will be recorded to goodwill. Adjustments outside the one year measurement period are typically recorded to income tax expense.

Noncontrolling Interests

Effective February 1, 2009, the company generally reports noncontrolling interests in subsidiaries in the equity section of the company’s balance sheet, rather than in a mezzanine section of the balance sheet between liabilities and equity. Consolidated net income is also reduced by the amount attributable to the noncontrolling interest to arrive at net income attributable to Walmart. Accordingly, the changes have been retroactively applied in the company’s Consolidated Financial Statements. Furthermore, when the company acquires some or all of the noncontrolling interest, the transaction is accounted for as an equity transaction and any amount paid in excess of the noncontrolling interest’s cost basis acquired is recorded to additional paid in capital.

All noncontrolling interests where the company may be required to repurchase a portion of the noncontrolling interest under a put option or other contractual redemption requirement are presented in the mezzanine section of the balance sheet between liabilities and equity, as redeemable noncontrolling interest.

Future Accounting Policy Adoptions

A new accounting standard, effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period, changes the approach to determining the primary beneficiary of a variable interest entity (“VIE”) and requires companies to more frequently assess whether they must consolidate VIEs. The company adopted this new standard on February 1, 2010. We do not expect the adoption of this new standard to have a material impact on our Consolidated Financial Statements.

Note 17. Quarterly Financial Data (Unaudited)

	Quarters Ended
(Amounts in millions except per share data)	April 30,	July 31,	October 31,	January 31,
Fiscal 2010
Net sales	$93,471	$100,082	$98,667	$112,826
Cost of sales	70,388	75,153	73,805	85,311

Gross profit	23,083	24,929	24,862	27,515
Income from continuing operations	3,147	3,556	3,360	4,864
Loss from discontinued operations, net of tax	(8)	(7)	(7)	(57)

Consolidated net income	$3,139	$3,549	$3,353	$4,807
Less consolidated net income attributable to noncontrolling interest	(117)	(107)	(114)	(175)

Consolidated net income attributable to Walmart	$3,022	$3,442	$3,239	$4,632

Income from continuing operations attributable to Walmart:
Income from continuing operations	$3,147	$3,556	$3,360	$4,864
Less consolidated net income attributable to noncontrolling interest	(117)	(107)	(114)	(175)

Income from continuing operations attributable to Walmart	$3,030	$3,449	$3,246	$4,689

Loss from discontinued operations, net of tax	(8)	(7)	(7)	(57)

Consolidated net income attributable to Walmart	$3,022	$3,442	$3,239	$4,632

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$0.77	$0.89	$0.84	$1.23
Basic loss per common share from discontinued operations attributable to Walmart	—	(0.01)	—	(0.01)

Basic net income per common share attributable to Walmart	$0.77	$0.88	$0.84	$1.22

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$0.77	$0.88	$0.84	$1.23
Diluted loss per common share from discontinued operations attributable to Walmart	—	—	—	(0.02)

Diluted net income per common share attributable to Walmart	$0.77	$0.88	$0.84	$1.21

Fiscal 2009
Net sales	$94,042	$101,546	$97,619	$107,880
Cost of sales	71,372	77,118	73,621	81,945

Gross profit	22,670	24,428	23,998	25,935
Income from continuing operations	3,151	3,531	3,146	3,926
Income (loss) from discontinued operations, net of tax	(7)	48	105	—

Consolidated net income	$3,144	$3,579	$3,251	$3,926
Less consolidated net income attributable to noncontrolling interest	(122)	(130)	(113)	(134)

Consolidated net income attributable to Walmart	$3,022	$3,449	$3,138	$3,792

Income from continuing operations attributable to Walmart:
Income from continuing operations	$3,151	$3,531	$3,146	$3,926
Less consolidated net income attributable to noncontrolling interest	(122)	(130)	(113)	(134)

Income from continuing operations attributable to Walmart	$3,029	$3,401	$3,033	$3,792

Income (loss) from discontinued operations, net of tax	(7)	48	105	—

Consolidated net income attributable to Walmart	$3,022	$3,449	$3,138	$3,792

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$0.77	$0.86	$0.77	$0.97
Basic income (loss) per common share from discontinued operations attributable to Walmart	(0.01)	0.01	0.03	—

Basic net income per common share attributable to Walmart	$0.76	$0.87	$0.80	$0.97

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$0.76	$0.86	$0.77	$0.96
Diluted income per common share from discontinued operations attributable to Walmart	—	0.01	0.03	—

Diluted net income per common share attributable to Walmart	$0.76	$0.87	$0.80	$0.96

The sum of quarterly financial data may not agree to annual amounts due to rounding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, effective February 1, 2007, the Company changed its method of accounting for uncertainty in income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Rogers, Arkansas

March 30, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Wal-Mart Stores, Inc.

We have audited Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report to Our Shareholders.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2010 and 2009, and related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2010 and our report dated March 30, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Rogers, Arkansas

March 30, 2010

Management’s Report to Our Shareholders

Wal-Mart Stores, Inc.

Management of Wal-Mart Stores, Inc. (“Walmart”, the “company” or “we”) is responsible for the preparation, integrity and objectivity of Walmart’s Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management’s view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Walmart and regularly reviews management’s financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without management present.

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission (“SEC”) the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2010. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2010. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company’s internal control over financial reporting as of January 31, 2010. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Walmart’s internal control over financial reporting was effective as of January 31, 2010. The company’s internal control over financial reporting as of January 31, 2010, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2010, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Report on Ethical Standards

Our company was founded on the belief that open communications and the highest standards of ethics are necessary to be successful. Our long-standing “Open Door” communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Walmart.

Walmart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Walmart’s business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The company also maintains a separate Code of Ethics for our senior financial officers. Walmart also has in place a Related-Party Transaction Policy. This policy applies to Walmart’s senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Walmart. We maintain a global ethics office which oversees and administers an ethics helpline. The ethics helpline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

/s/ Michael T. Duke
Michael T. Duke
President and Chief Executive Officer

/s/ Thomas M. Schoewe
Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2010 End-of-Year Store Count

Wal-Mart Stores, Inc.

State	Discount Stores	Supercenters	Neighborhood Markets	Sam’s Clubs	Grand Total
Alabama	5	91	5	13	114
Alaska	3	5	—	3	11
Arizona	7	67	22	15	111
Arkansas	12	68	9	7	96
California	135	41	—	33	209
Colorado	9	58	—	15	82
Connecticut	28	5	—	3	36
Delaware	4	5	—	1	10
Florida	35	168	27	43	273
Georgia	7	129	—	22	158
Hawaii	8	—	—	2	10
Idaho	2	17	—	1	20
Illinois	50	98	—	28	176
Indiana	14	86	3	16	119
Iowa	10	48	—	8	66
Kansas	7	51	3	7	68
Kentucky	10	74	7	8	99
Louisiana	5	78	6	12	101
Maine	6	16	—	3	25
Maryland	31	13	—	12	56
Massachusetts	37	9	—	2	48
Michigan	12	75	—	26	113
Minnesota	18	43	—	13	74
Mississippi	5	60	1	7	73
Missouri	20	99	—	16	135
Montana	3	10	—	2	15
Nebraska	—	30	—	3	33
Nevada	3	27	11	7	48
New Hampshire	15	12	—	4	31
New Jersey	46	7	—	10	63
New Mexico	3	32	2	7	44
New York	33	59	—	16	108
North Carolina	17	119	—	22	158
North Dakota	1	11	—	3	15
Ohio	20	124	—	29	173
Oklahoma	11	75	17	8	111
Oregon	14	16	—	—	30
Pennsylvania	38	88	—	23	149
Rhode Island	7	2	—	1	10
South Carolina	5	69	—	9	83
South Dakota	—	12	—	2	14
Tennessee	4	104	6	16	130
Texas	40	298	33	72	443
Utah	2	34	5	8	49
Vermont	4	—	—	—	4
Virginia	15	77	1	16	109
Washington	18	31	—	3	52
West Virginia	2	35	—	5	42
Wisconsin	22	61	—	12	95
Wyoming	—	10	—	2	12

United States totals	803	2,747	158	596	4,304

International

International unit counts and operating formats as of January 31, 2010(1):

Country	Supermarkets	Discount Stores	Supercenters	Hypermarkets	Other	Total
Argentina	—	—	24	—	19	43
Brazil(2)	157	—	45	65	167	434
Canada	—	233	84	—	—	317
Chile	47	110	—	93	2	252
China	—	—	167	104	8	279
Costa Rica	25	127	—	6	12	170
El Salvador	25	50	—	2	—	77
Guatemala	28	113	—	7	16	164
Honduras	7	39	—	1	6	53
India	—	—	—	—	1	1
Japan	259	—	—	111	1	371
Mexico(3)	202	246	169	—	852	1,469
Nicaragua	7	48	—	—	—	55
Puerto Rico	30	7	8	—	11	56
United Kingdom	57	—	29	261	24	371

International Total	844	973	526	650	1,119	4,112

Grand Total						8,416

(1)	International unit counts, with the exception of Canada and Puerto Rico, are stated as of December 31, 2009 to correspond with their balance sheet date.
(2)	“Other” format includes 23 Sam’s Clubs, 43 cash-n-carry stores, 100 combination discount and grocery stores and 1 general merchandise store.
(3)	“Other” format includes 98 Sam’s Clubs, 308 combination discount and grocery stores, 86 department stores and 360 restaurants.

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

M. Michele Burns

Ms. Burns is the Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of Marsh & McLennan Companies, Inc.

James I. Cash, Jr., Ph.D.

Dr. Cash is the retired James E. Robison Emeritus Professor of Business Administration at Harvard Business School, where he served from July 1976 to October 2003.

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

Michael T. Duke

Mr. Duke is the President and Chief Executive Officer of Wal-Mart Stores, Inc.

Gregory B. Penner

Mr. Penner is a General Partner at Madrone Capital Partners, an investment management firm.

Allen I. Questrom

Mr. Questrom is the retired Chairman of the Board of Directors and Chief Executive Officer of J.C. Penney Company, Inc., where he served in that capacity from September 2000 to December 2004.

H. Lee Scott, Jr.

Mr. Scott is the Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc. He is the former President and Chief Executive Officer of Wal-Mart Stores, Inc., serving in that position from January 2000 to January 2009.

Arne M. Sorenson

Mr. Sorenson is the President and Chief Operating Officer of Marriott International, Inc.

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

P.O. Box 43069

Providence, Rhode Island 02940-3069

1-800-438-6278

TDD for hearing-impaired inside the U.S. 1-800-952-9245

Internet: http//www.computershare.com

Listing

New York Stock Exchange

Stock Symbol: WMT

Annual meeting:

Our Annual Meeting of Shareholders will be held on Friday, June 4, 2010, at 7:00 a.m. (Central time) in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

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

Annual Report on Form 10-K

Quarterly Reports on Form 10-Q

Earnings Releases

Current Reports on Form 8-K

Copy of Annual Shareholders’ Meeting Proxy Statement

Supplier Standards Report

Sustainability Report

Market price of common stock

Fiscal year ended January 31,

	2010		2009
	High	Low	High	Low
1st Quarter	$54.57	$46.25	$59.04	$47.84
2nd Quarter	51.75	47.35	59.95	55.05
3rd Quarter	52.56	48.73	63.85	47.40
4th Quarter	55.20	49.52	59.23	46.92

Fiscal year ended January 31,

	2011
	High	Low
1st Quarter*	$56.05	$52.77

*	Through March 19, 2010

Dividends payable per share

Fiscal year ended January 31, 2011

April 5, 2010	$0.3025
June 1, 2010	$0.3025
September 7, 2010	$0.3025
January 3, 2011	$0.3025

Dividends paid per share

Fiscal year ended January 31, 2010

April 6, 2009	$0.2725
June 1, 2009	$0.2725
September 8, 2009	$0.2725
January 4, 2010	$0.2725

Fiscal year ended January 31, 2009

April 7, 2008	$0.2375
June 2, 2008	$0.2375
September 2, 2008	$0.2375
January 2, 2009	$0.2375

Stock Performance Chart

This graph compares the cumulative total shareholder return on Walmart’s common stock during the five fiscal years ending with fiscal 2010 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2005, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders

As of March 26, 2010, there were 292,983 holders of record of Walmart’s common stock.