Form 10-K, Exhibit 13
period 2012-01-31
WAL MART STORES INC
filed 2012-03-27
CIK 104169

EXHIBIT 13

Five-Year Financial Summary

Wal-Mart Stores, Inc.

(Dollar amounts in millions, except per share and unit count data)

As of and for the Fiscal Years Ended January 31,	2012	2011	2010	2009	2008
Operating Results
Net sales	$443,854	$418,952	$405,132	$401,087	$373,821
Net sales increase	5.9%	3.4%	1.0%	7.3%	8.4%
Increase (decrease) in calendar comparable sales(1) in the United States	1.6%	(0.6)%	(0.8)%	3.5%	1.6%
Walmart U.S.	0.3%	(1.5)%	(0.7)%	3.2%	1.0%
Sam’s Club	8.4%	3.9%	(1.4)%	4.9%	4.9%
Gross profit margin	24.5%	24.8%	24.9%	24.3%	24.1%
Operating, selling, general and administrative expenses, as a percentage of net sales	19.2%	19.4%	19.7%	19.4%	19.1%
Operating income	$26,558	$25,542	$24,002	$22,767	$21,916
Income from continuing operations attributable to Walmart	15,766	15,355	14,449	13,235	12,841
Net income per share of common stock:
Diluted net income per common share from continuing operations attributable to Walmart	$4.54	$4.18	$3.73	$3.35	$3.15
Dividends declared per common share	1.46	1.21	1.09	0.95	0.88

Financial Position
Inventories	$40,714	$36,437	$32,713	$34,013	$34,690
Property, equipment and capital lease assets, net	112,324	107,878	102,307	95,653	96,867
Total assets	193,406	180,782	170,407	163,096	163,200

Long-term debt, including obligations under capital leases	47,079	43,842	36,401	34,549	33,402
Total Walmart shareholders’ equity	71,315	68,542	70,468	64,969	64,311

Unit Counts
Walmart U.S. Segment	3,868	3,804	3,755	3,703	3,595
Walmart International Segment	5,651	4,557	4,099	3,595	3,093
Sam’s Club Segment	611	609	605	611	600

Total units	10,130	8,970	8,459	7,909	7,288

(1)

Comparable store and club sales include fuel. Fiscal 2008 comparable sales include all stores and clubs that were open for at least the previous 12 months; however, stores and clubs that were relocated, expanded or converted are excluded from comparable sales for the first 12 months following the relocation, expansion or conversion. Fiscal 2012, 2011, 2010 and 2009 comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as online sales.

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Statements of Income	21

Consolidated Balance Sheets	22

Consolidated Statements of Shareholders’ Equity	23

Consolidated Statements of Comprehensive Income	24

Consolidated Statements of Cash Flows	25

Notes to Consolidated Financial Statements	26

Report of Independent Registered Public Accounting Firm	49

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	50

Management’s Report to our Shareholders	51

Fiscal 2012 Unit Count	53

Board of Directors	55

Corporate and Stock Information	56

Wal-Mart Stores, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. (“Walmart,” the “Company” or “we”) operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices (“EDLP”), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price everyday so our customers trust that our prices will not change under frequent promotional activities. Our focus for Sam’s Club is to provide exceptional value on brand name and private label merchandise at “members only” prices for both business and personal use. Internationally, we operate with similar philosophies.

Our fiscal year ends on January 31 for our United States (“U.S.”) and Canadian operations and on December 31 for all other operations. We discuss how the results of our various operations are consolidated for financial reporting purposes in Note 1 in the “Notes to Consolidated Financial Statements.”

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. Additionally, the discussion provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our Consolidated Financial Statements as of and for the fiscal year ended January 31, 2012, and accompanying notes.

Currently, our operations consist of three reportable business segments: the Walmart U.S. segment; the Walmart International segment; and the Sam’s Club segment. The Walmart U.S. segment includes the Company’s mass merchant concept in the U.S. operating under the “Walmart” or “Wal-Mart” brand, as well as walmart.com. The Walmart International segment consists of the Company’s operations outside of the U.S. The Sam’s Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com.

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store and club sales. The Company measures the results of its segments using, among other measures, each segment’s operating income, including certain corporate overhead allocations. From time to time, we revise the measurement of each segment’s operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by our chief operating decision maker. When we do so, the prior period amounts for segment operating income are reclassified to conform to the current period’s presentation. The amounts representing “Other unallocated” in the leverage discussion of the Company Performance Metrics include unallocated corporate overhead and other items.

Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs for a particular period from the corresponding period in the prior year. Walmart’s definition of comparable store and club sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as sales initiated online. Changes in format continue to be excluded from comparable store and club sales when the conversion is accompanied by a relocation or expansion that results in a change in square feet of more than five percent. Comparable store and club sales are also referred to as “same-store” sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.

In discussing our operating results, we sometimes refer to the impact of changes in currency exchange rates that we use to convert the operating results for all countries where the functional currency is not denominated in the U.S. dollar for financial reporting purposes. We calculate the effect of changes in currency exchange rates as the difference between current period activity translated using the current period’s currency exchange rates and the comparable prior period’s currency exchange rates. We exclude the impact of current period acquisitions from our calculation. We refer to the results of this calculation as currency translation fluctuations throughout our discussion. When we refer to constant currency operating results, we are referring to our operating results without the impact of the currency translation fluctuations and without the impact of current period acquisitions. The disclosure of constant currency amounts or results, excluding the effect of acquisitions, permits investors to understand better our underlying performance without the effects of currency exchange rate fluctuations or acquisitions.

We made certain reclassifications to prior fiscal year amounts or balances to conform to the presentation in the current fiscal year. These reclassifications did not impact consolidated operating income or net income. Additionally, certain segment asset and expense allocations have been reclassified among segments in the current period.

The Retail Industry

We operate in the highly competitive retail industry in all of the countries we serve. We face strong sales competition from other discount, department, drug, dollar, variety and specialty stores, warehouse clubs and supermarkets. Many of these competitors are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call “associates”). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on certain risks to our Company can be located in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2012.

Company Performance Metrics

The Company’s performance metrics emphasize three priorities for improving shareholder value: growth, leverage and returns. The Company’s priority of growth focuses on sales through comparable store and club sales and unit square feet growth; the priority of leverage encompasses the Company’s objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses (“operating expenses”) at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets through return on investment (“ROI”) and how effectively the Company manages working capital through free cash flow.

Growth

Net Sales

	Fiscal Years Ended January 31,
	2012			2011			2010
(Dollar amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$264,186	59.5%	1.5%	$260,261	62.1%	0.1%	$259,919	64.2%
Walmart International	125,873	28.4%	15.2%	109,232	26.1%	12.1%	97,407	24.0%
Sam’s Club	53,795	12.1%	8.8%	49,459	11.8%	3.5%	47,806	11.8%

Net Sales	$443,854	100.0%	5.9%	$418,952	100.0%	3.4%	$405,132	100.0%

Our consolidated net sales increased 5.9% and 3.4% in fiscal 2012 and 2011, respectively, compared to the previous fiscal year. The increase in net sales for fiscal 2012 was attributable to a combination of an increase in comparable sales, growth in retail square feet and currency translation benefits, while the increase in net sales for fiscal 2011 was attributable to growth in retail square feet and currency translation benefits, partially offset by a decline in comparable store and club sales. Acquisitions also contributed to the increase in net sales for fiscal 2012. Our continued expansion activities added 5.3% and 3.4% of additional retail square feet during fiscal 2012 and 2011, respectively. Currency translation benefits accounted for $4.0 billion and $4.5 billion of the increase in net sales for fiscal 2012 and 2011, respectively. The acquisitions of Netto and Massmart completed in the second quarter of fiscal 2012, and further discussed in Note 14 in the “Notes to Consolidated Financial Statements,” accounted for $4.7 billion of the net sales increase in fiscal 2012. Volatility in currency exchange rates may continue to impact the Company’s net sales in the future.

Calendar Comparable Store and Club Sales

Comparable store and club sales is a measure which indicates the performance of our existing U.S. stores and clubs by measuring the growth in sales for such stores and clubs for a particular period over the corresponding period in the previous fiscal year. The retail industry generally reports comparable store and club sales using the retail calendar (also known as the 4-5-4 calendar) and, to be consistent with the retail industry, we provide comparable store and club sales using the retail calendar in our quarterly earnings releases. However, when we discuss our comparable store and club sales below, we are referring to our calendar comparable store and club sales calculated using our fiscal calendar. As our fiscal calendar differs from the retail calendar, our calendar comparable store and club sales also differ from the retail calendar comparable store and club sales provided in our quarterly earnings releases. Calendar comparable store and club sales for fiscal 2012, 2011 and 2010 are as follows:

	With Fuel			Fuel Impact
	Fiscal Years Ended January 31,			Fiscal Years Ended January 31,
	2012	2011	2010	2012	2011	2010
Walmart U.S.	0.3%	-1.5%	-0.7%	0.0%	0.0%	0.0%
Sam’s Club	8.4%	3.9%	-1.4%	3.4%	2.0%	-2.1%

Total U.S.	1.6%	-0.6%	-0.8%	0.6%	0.4%	-0.3%

Comparable store and club sales in the U.S., including fuel, increased 1.6% in fiscal 2012 and decreased 0.6% and 0.8% in fiscal 2011 and 2010, respectively. U.S. comparable store sales increased during fiscal 2012 primarily due to an increase in average ticket, partially offset by a decline in traffic. Comparable club sales were higher during fiscal 2012 due to a larger member base driving increased traffic, as well as a broader assortment of items. Total U.S. comparable store and club sales decreased during fiscal 2011 primarily due to a decline in customer traffic. Although customer traffic increased in fiscal 2010, comparable store and club sales in the U.S. were lower than those in the previous fiscal year due to deflation in certain merchandise categories and lower fuel prices.

As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units. We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.8% in fiscal 2012 and 2011 and 0.6% in fiscal 2010.

Leverage

Operating Income

	Fiscal Years Ended January 31,
	2012			2011			2010
(Dollar amounts in millions)	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total
Walmart U.S.	$20,367	76.7%	2.2%	$19,919	78.0%	3.1%	$19,314	80.5%
Walmart International	6,214	23.4%	10.8%	5,606	21.9%	14.4%	4,901	20.4%
Sam’s Club	1,865	7.0%	9.0%	1,711	6.7%	12.9%	1,515	6.3%
Other unallocated	(1,888)	-7.1%	11.5%	(1,694)	-6.6%	-2.0%	(1,728)	-7.2%

Total operating income	$26,558	100.0%	4.0%	$25,542	100.0%	6.4%	$24,002	100.0%

We believe comparing the growth of our operating expenses to the growth of our net sales and comparing the growth of our operating income to the growth of our net sales are meaningful measures as they indicate how effectively we manage costs and leverage operating expenses. Our objective is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales. On occasion, we may make strategic growth investments that may, at times, cause our operating expenses to grow at a rate faster than net sales and that may grow our operating income at a slower rate than net sales.

Operating Expenses

We leveraged operating expenses in fiscal 2012 and 2011. In fiscal 2012, our operating expenses increased 4.8% compared to fiscal 2011, while net sales increased 5.9% in fiscal 2012 compared to fiscal 2011. Operating expenses grew at a slower rate than net sales due to our continued focus on expense management. Our Global eCommerce initiatives contributed to the majority of the increase in operating expenses, as we continue to invest in our e-commerce platforms. Depreciation expense increased year-over-year based on our financial system investments with the remainder of the increase being driven by multiple items, none of which were individually significant. In fiscal 2011, our operating expenses increased 1.7% compared to fiscal 2010, while net sales increased 3.4% during fiscal 2011 compared to fiscal 2010. Operating expenses grew at a slower rate than net sales in fiscal 2011 due to improved labor productivity and organizational changes made at the end of fiscal 2010 designed to strengthen and streamline our operations, as well as a reduction in certain incentive plan expenses.

Operating Income

As a result of the factors discussed above and our investment in price for products sold in our retail operations, which reduced our gross margin, our operating income increased 4.0% and 6.4% in fiscal 2012 and 2011, respectively, while net sales increased 5.9% and 3.4% in fiscal 2012 and 2011, respectively.

Returns

Return on Investment

Management believes return on investment (“ROI”) is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is deploying its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with any possible short-term impacts. ROI was 18.6% and 19.2% for fiscal 2012 and 2011, respectively. The decrease in ROI in fiscal 2012 from fiscal 2011 was due primarily to additional investments in property, plant and equipment, Global eCommerce and higher inventories, as well as price investment ahead of full realization of productivity improvements. In future periods, productivity gains are expected to align more closely with price investments. Additionally, to a lesser degree, ROI was positively impacted by currency translation fluctuations, but offset by acquisitions.

We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations, plus average accumulated depreciation and average amortization, less average accounts payable and average accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year multiplied by a factor of eight.

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

Although ROI is a standard financial metric, numerous methods exist for calculating a company’s ROI. As a result, the method used by management to calculate ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by other companies to calculate their ROI before comparing our ROI to that of such other companies.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measurement, is as follows:

	For the Fiscal Years Ended January 31,
(Dollar amounts in millions)	2012	2011
CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income	$26,558	$25,542
+ Interest income	162	201
+ Depreciation and amortization	8,130	7,641
+ Rent	2,394	1,972

= Adjusted operating income	$37,244	$35,356

Denominator
Average total assets of continuing operations(1)	$186,984	$175,459
+ Average accumulated depreciation and amortization(1)	47,613	43,911
- Average accounts payable(1)	35,142	32,064
- Average accrued liabilities(1)	18,428	18,718
+ Rent x 8	19,152	15,776

= Average invested capital	$200,179	$184,364

Return on investment (ROI)	18.6%	19.2%

CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations	$16,454	$15,959

Denominator
Average total assets of continuing operations(1)	$186,984	$175,459

Return on assets (ROA)	8.8%	9.1%

	As of January 31,
Certain Balance Sheet Data	2012	2011	2010

Total assets of continuing operations(2)	$193,317	$180,651	$170,267
Accumulated depreciation and amortization	48,614	46,611	41,210
Accounts payable	36,608	33,676	30,451
Accrued liabilities	18,154	18,701	18,734

(1)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.
(2)	Total assets of continuing operations as of January 31, 2012, 2011 and 2010 in the table above exclude assets of discontinued operations that are reflected in the Company’s Consolidated Balance Sheets of $89 million, $131 million and $140 million, respectively.

Free Cash Flow

We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated positive free cash flow of $10.7 billion, $10.9 billion and $14.1 billion for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. The modest decline in free cash flow in fiscal 2012 compared to fiscal 2011 was primarily due to capital expenditures outpacing the growth in net cash generated from operating activities. The decrease in free cash flow during fiscal 2011 was primarily due to an increased investment in inventory after fiscal 2010 ended with relatively low inventory levels, partially offset by increases in accounts payable.

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

Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statement of cash flows.

Although other companies report their free cash flow, numerous methods may exist for calculating a company’s free cash flow. As a result, the method used by our management to calculate free cash flow may differ from the methods other companies use to calculate their free cash flow. We urge you to understand the methods used by other companies to calculate their free cash flow before comparing our free cash flow to that of such other companies.

The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, which we believe to be the GAAP financial measure most directly comparable to free cash flow, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Net cash provided by operating activities	$24,255	$23,643	$26,249
Payments for property and equipment	(13,510)	(12,699)	(12,184)

Free cash flow	$10,745	$10,944	$14,065

Net cash used in investing activities (1)	$(16,609)	$(12,193)	$(11,620)

Net cash used in financing activities	$(8,458)	$(12,028)	$(14,191)

(1)	“Net cash used in investing activities” includes payments for property and equipment, which is also included in our computation of free cash flow.

Results of Operations

The following discussion of our results of operations is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Consolidated Results of Operations

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2012	2011	2010
Net sales	$443,854	$418,952	$405,132
Percentage change from previous fiscal year	5.9%	3.4%	1.0%
Total U.S. calendar comparable store and club sales	1.6%	(0.6)%	(0.8)%
Gross profit margin as a percentage of sales	24.5%	24.8%	24.9%

Operating income	$26,558	$25,542	$24,002
Operating income as a percentage of net sales	6.0%	6.1%	5.9%
Income from continuing operations	$16,454	$15,959	$14,962

Unit counts	10,130	8,970	8,459
Retail square feet	1,037	985	952

Our consolidated net sales increased 5.9% and 3.4% in fiscal 2012 and 2011, respectively, compared to the previous fiscal year. The increase in net sales for fiscal 2012 was attributable to a combination of an increase in comparable sales, growth in retail square feet and currency translation benefits, while the increase in net sales for fiscal 2011 was attributable to growth in retail square feet and currency translation benefits, partially offset by a decline in comparable store and club sales. Acquisitions also contributed to the increase in net sales for fiscal 2012. Our continued expansion activities, including acquisitions, added 5.3% and 3.4% of additional retail square feet during fiscal 2012 and 2011, respectively. Currency translation benefits accounted for $4.0 billion and $4.5 billion of the increase in net sales for fiscal 2012 and 2011, respectively. The acquisitions of Netto and Massmart completed in the second quarter of fiscal 2012, and further discussed in Note 14 in the “Notes to Consolidated Financial Statements,” accounted for $4.7 billion of the net sales increase in fiscal 2012. Volatility in currency exchange rates may continue to impact the Company’s net sales in the future.

Our gross profit, as a percentage of net sales (“gross profit margin”), declined 33 and 11 basis points in fiscal 2012 and 2011, respectively, compared to the previous fiscal year. All three segments realized a decline in gross profit margin during fiscal 2012 based on our investment in price. Our Walmart U.S. segment and Walmart International segment net sales yield higher gross profit margins than our Sam’s Club segment, which operates on lower margins as a membership club warehouse. In fiscal 2011, gross profit margin was relatively flat compared to fiscal 2010.

Operating expenses, as a percentage of net sales, were 19.2%, 19.4% and 19.7% for fiscal 2012, 2011 and 2010, respectively. In fiscal 2012, operating expenses as a percentage of net sales decreased primarily due to our focus on expense management. In fiscal 2011, operating expenses as a percentage of net sales decreased primarily due to improved labor productivity and organizational changes implemented at the end of fiscal 2010 designed to strengthen and streamline our operations, as well as a reduction in certain incentive plan expenses.

Operating income was $26.6 billion, $25.5 billion and $24.0 billion for fiscal 2012, 2011 and 2010, respectively. Effects of currency exchange fluctuations positively impacted operating income in fiscal 2012 and 2011 by $105 million and $231 million, respectively. Volatility in currency exchange rates may continue to impact the Company’s operating income in the future.

Our effective income tax rate on consolidated income from continuing operations was 32.6% in fiscal 2012 compared with 32.2% and 32.4% in fiscal 2011 and 2010, respectively. The effective income tax rate for fiscal 2012 remained largely consistent with the rates for fiscal 2011 and 2010 primarily as a result of net favorability in various items during fiscal 2012. The effective income tax rate for fiscal 2011 was consistent with that for fiscal 2010 due to recognizing certain net tax benefits totaling $434 million and $372 million in fiscal 2011 and 2010, respectively, stemming primarily from the decision to repatriate certain non-U.S. earnings that increased the Company’s U.S. foreign tax credits and favorable adjustments to transfer pricing agreements. The reconciliation from the U.S. statutory rate to the effective tax rates for fiscal 2012, 2011 and 2010 is presented in Note 10 in the “Notes to Consolidated Financial Statements.” We expect the fiscal 2013 annual effective tax rate to be approximately 32.5% to 33.5%. Significant factors that may impact the annual effective tax rate include changes in our assessment of certain tax contingencies, valuation allowances, changes in law, outcomes of administrative audits, the impact of discrete items and the mix of earnings among our U.S. and international operations.

As a result of the factors discussed above, we reported $16.5 billion, $16.0 billion and $15.0 billion of income from continuing operations for fiscal 2012, 2011 and 2010, respectively.

Walmart U.S. Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2012	2011	2010
Net sales	$264,186	$260,261	$259,919
Percentage change from previous fiscal year	1.5%	0.1%	1.1%
Calendar comparable store sales	0.3%	-1.5%	-0.7%

Operating income	$20,367	$19,919	$19,314
Operating income as a percentage of net sales	7.7%	7.7%	7.4%

Unit counts	3,868	3,804	3,755
Retail square feet	627	617	606

Net sales for the Walmart U.S. segment increased 1.5% and 0.1% in fiscal 2012 and 2011, respectively, compared to the previous fiscal year. The increase in net sales for fiscal 2012 compared to fiscal 2011 is primarily due to a 1.6% increase in year-over-year retail square feet. Walmart U.S. net sales were relatively flat for fiscal 2011 compared to fiscal 2010 as growth in retail square feet was offset by a decline in comparable store sales of 1.5% caused by slower customer traffic.

Gross profit margin was relatively flat in fiscal 2012 and 2011, respectively, compared to the previous fiscal year.

Operating expenses, as a percentage of segment net sales, declined 10 basis points during fiscal 2012 compared to fiscal 2011, as the segment focused on improved labor productivity and managing expenses. Operating expenses, as a percentage of net sales, decreased by 28 basis points in fiscal 2011 compared to fiscal 2010 due to improved labor productivity and a reduction in incentive plan expenses.

As a result of the factors discussed above, operating income was $20.4 billion, $19.9 billion and $19.3 billion for fiscal 2012, 2011 and 2010, respectively.

Walmart International Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2012	2011	2010
Net sales	$125,873	$109,232	$97,407
Percentage change from previous fiscal year	15.2%	12.1%	1.3%

Operating income	$6,214	$5,606	$4,901
Operating income as a percentage of net sales	4.9%	5.1%	5.0%

Unit counts	5,651	4,557	4,099
Retail square feet	329	287	266

Net sales for the Walmart International segment increased 15.2% and 12.1% for fiscal 2012 and 2011, respectively, compared to the previous fiscal year. The increase in net sales during fiscal 2012 compared to fiscal 2011 was due to year-over-year growth in retail square feet of 14.7%, including acquisitions, constant currency sales growth in every country, $4.7 billion of sales from the acquisitions of Massmart and Netto and currency translation benefits of $4.0 billion during fiscal 2012. Constant currency sales grew 7.2 percent compared to fiscal 2011. Mexico, China and the United Kingdom contributed the highest dollar increases to Walmart International’s net sales growth in fiscal 2012, excluding the impact of acquisitions. The increase in net sales for fiscal 2011 compared to fiscal 2010 was due to year-over-year growth in retail square feet of 7.8%, $4.5 billion of favorable currency translation benefits and constant currency sales growth in nearly every country.

Gross profit margin decreased 46 basis points for fiscal 2012 compared to fiscal 2011, due primarily to the acquisitions of Netto and Massmart included in the fiscal 2012 results and not in the fiscal 2011 results. Constant currency gross margin as a percentage of sales was flat in fiscal 2012 compared to fiscal 2011. Gross profit margin was relatively flat in fiscal 2011 compared to fiscal 2010.

Segment operating expenses, as a percentage of segment net sales, decreased 19 basis points in fiscal 2012 compared to fiscal 2011 due to the acquisitions of Netto and Massmart in fiscal 2012. Constant currency operating expenses increased slower than sales at 6.2%. The United Kingdom, Japan and Canada leveraged operating expenses most significantly in fiscal 2012. Operating expenses, as a percentage of net sales, decreased 26 basis points in fiscal 2011 compared to fiscal 2010 due to effective expense management in Japan and the United Kingdom.

Each country had positive constant currency operating income in fiscal 2012, except India. India is a growing wholesale, cash and carry and retail franchise business with many new locations and generated significant sales growth in fiscal 2012. Currency exchange rate fluctuations increased operating income by $105 million and $231 million in fiscal 2012 and 2011, respectively. Volatility in currency exchange rates may continue to impact the Walmart International segment’s operating results in the future.

As a result of the factors discussed above, operating income was $6.2 billion, $5.6 billion and $4.9 billion for fiscal 2012, 2011 and 2010, respectively.

Sam’s Club Segment

We believe the information in the following table under the caption “Excluding Fuel” is useful to investors because it permits investors to understand the effect of the Sam’s Club segment’s fuel sales, which are impacted by the volatility of fuel prices.

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2012	2011	2010
Including Fuel
Net sales	$53,795	$49,459	$47,806
Percentage change from previous fiscal year	8.8%	3.5%	-0.4%
Calendar comparable club sales	8.4%	3.9%	-1.4%

Operating income	$1,865	$1,711	$1,515
Operating income as a percentage of net sales	3.5%	3.5%	3.2%

Unit counts	611	609	605
Retail square feet	82	81	81

Excluding Fuel
Net sales	$47,616	$45,193	$44,553
Percentage change from previous fiscal year	5.4%	1.4%	1.7%
Calendar comparable club sales	5.0%	1.9%	0.7%
Operating income	$1,826	$1,692	$1,525
Operating income as a percentage of net sales	3.8%	3.7%	3.4%

Net sales for the Sam’s Club segment increased 8.8% and 3.5% for fiscal 2012 and 2011, respectively, compared to the previous fiscal year. The net sales increase in fiscal 2012 compared to fiscal 2011 was primarily due to positive comparable club sales, driven by customer traffic, increases in average ticket and higher fuel sales. Higher fuel sales, resulting from higher fuel prices and increased gallons sold, positively impacted comparable sales by 340 basis points during fiscal 2012. The fiscal 2011 growth in net sales is primarily due to the increase in average ticket and member traffic. In addition, fuel sales, driven by higher fuel prices and gallons sold, positively impacted comparable club sales by 200 basis points in fiscal 2011. Volatility in fuel prices may continue to impact the net sales and operating income of the Sam’s Club segment in the future.

Gross profit margin decreased 41 basis points for fiscal 2012 compared to fiscal 2011. The gross profit margin decrease was driven by the highly competitive retail environment, as well as inflation and high fuel costs. Fuel costs negatively impacted the comparison by 33 basis points for fiscal 2012. Gross profit margin was relatively flat for fiscal 2011 compared to fiscal 2010.

Operating expenses, as a percentage of net sales, decreased 55 basis points and 48 basis points in fiscal 2012 and 2011, respectively, compared to the previous fiscal year. Fuel, which positively impacted the comparison by 31 and 19 basis points for fiscal 2012 and 2011, respectively, and improved wage management were the primary drivers of the basis point reduction in operating expenses as a percentage of segment net sales for both fiscal years.

As a result of the factors discussed above, operating income was $1.9 billion, $1.7 billion and $1.5 billion for fiscal 2012, 2011 and 2010, respectively.

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

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Net cash provided by operating activities	$24,255	$23,643	$26,249
Payments for property and equipment	(13,510)	(12,699)	(12,184)

Free cash flow	$10,745	$10,944	$14,065

Net cash used in investing activities (1)	$(16,609)	$(12,193)	$(11,620)

Net cash used in financing activities	$(8,458)	$(12,028)	$(14,191)

(1)	“Net cash used in investing activities” includes payments for property and equipment, which is also included in our computation of free cash flow.

Cash Flows from Operating Activities

Cash flows provided by operating activities were $24.3 billion, $23.6 billion and $26.2 billion for fiscal 2012, 2011 and 2010, respectively. The increase in operating cash flow in fiscal 2012 compared to fiscal 2011 was primarily the result of additional income from continuing operations and the timing of payments for accrued liabilities. The decrease in cash flow from operating activities during fiscal 2011 was primarily due to an increased investment in inventory after fiscal 2010 ended with relatively low inventory levels, partially offset by increases in accounts payable.

Cash Equivalents and Working Capital

Cash and cash equivalents were $6.6 billion and $7.4 billion at January 31, 2012 and 2011, respectively, of which, $5.6 billion and $7.1 billion, respectively, were held outside of the U.S. and are generally utilized to support liquidity needs in our foreign operations. Our working capital deficits were $7.3 billion and $6.6 billion at January 31, 2012 and 2011, respectively. We generally operate with a working capital deficit due to our efficient use of cash in funding operations and in providing returns to our shareholders in the form of stock repurchases and the payment of dividends.

We employ financing strategies in an effort to ensure that cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipate our domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings, or both). Accordingly, we intend, with only certain limited exceptions, to continue to permanently reinvest the cash in our foreign operations. Were our intention to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2012 and 2011, approximately $768 million and $691 million, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions. We do not expect local laws, other limitations or potential taxes on anticipated future repatriations of amounts held outside of the United States to have a material effect on our overall liquidity, financial condition or results of operations.

Cash Flows from Investing Activities

Cash flows from investing activities generally consist of payments for property and equipment, which were $13.5 billion, $12.7 billion and $12.2 billion during fiscal 2012, 2011 and 2010, respectively. These capital expenditures primarily relate to new store growth, as well as remodeling costs for existing stores and our investments in Global eCommerce. Additionally, in fiscal 2012, we made additional investments of $3.5 billion, net of cash acquired, for the acquisitions of Netto and Massmart, further discussed in Note 14 in “Notes to Consolidated Financial Statements,” in addition to other immaterial acquisitions. We expect capital expenditures for property and equipment in fiscal 2013, excluding any business acquisitions, to range between $13.0 billion and $14.0 billion.

Global Expansion Activities

We expect to finance our fiscal 2013 global expansion plans primarily through cash flows from operations and future debt financings. The following table represents our estimated range for capital expenditures and growth in retail square feet by segment for fiscal 2013. This table does not include growth in retail square feet from pending or future acquisitions.

	Fiscal Year 2013 Projected Capital Expenditures (in billions)			Fiscal Year 2013 Projected Growth in Retail Square Feet (in thousands)
Walmart U.S. segment (including Other)	$7.0	to	$7.5	14,000	to	15,000
Sam’s Club segment	1.0	to	1.0	1,000	to	1,000

Total U.S.	8.0	to	8.5	15,000	to	16,000
Walmart International segment	5.0	to	5.5	30,000	to	33,000

Grand Total	13.0	to	14.0	45,000	to	49,000

The following table represents the allocation of our capital expenditures for property and equipment:

	Allocation of Capital Expenditures Fiscal Years Ending January 31,
	Projected	Actual
	2013	2012	2011
New stores and clubs, including expansions and relocations	37%	28%	24%
Remodels	8%	12%	26%
Information systems, distribution and other	18%	21%	19%

Total United States	63%	61%	69%
Walmart International	37%	39%	31%

Total Capital Expenditures	100%	100%	100%

Cash Flows from Financing Activities

Cash flows from financing activities generally consist of transactions related to our short- and long-term debt, as well as dividends paid and the repurchase of Company stock.

Short-Term Borrowings

Net short-term borrowings increased by $3.0 billion and $503 million in fiscal 2012 and fiscal 2011, respectively, and decreased by $1.0 billion in fiscal 2010. From time to time, we utilize the liquidity under our short-term borrowing programs to fund our operations, dividend payments, share repurchases, capital expenditures and for other cash requirements and corporate purposes on an as-needed basis. We utilized the favorable interest rates available on our commercial paper and increased our short-term borrowings throughout fiscal 2012.

Long-Term Debt

Proceeds from the issuance of long-term debt were $5.1 billion, $11.4 billion and $5.5 billion for fiscal 2012, 2011 and 2010, respectively. The proceeds from the issuance of long-term debt were used to pay down or refinance existing debt, and for other general corporate purposes.

Information on our significant issuances of long-term debt during fiscal 2012 is as follows (amounts in millions):

Issue Date	Maturity Date	Interest Rate	Principal Amount
April 18, 2011	April 15, 2014	1.625%	$1,000
April 18, 2011	April 15, 2016	2.800%	1,000
April 18, 2011	April 15, 2021	4.250%	1,000
April 18, 2011	April 15, 2041	5.625%	2,000

Total			$5,000

The notes of each series require semi-annual interest payments on April 15 and October 15 of each year, with the first interest payment having commenced on October 15, 2011. Unless previously purchased and canceled, the Company will repay the notes of each series at 100% of their principal amount, together with accrued and unpaid interest thereon, at their maturity. The notes of each series are senior, unsecured obligations of the Company.

Dividends

On March 1, 2012, our Board of Directors approved an annual dividend for fiscal 2013 of $1.59 per share, an increase of approximately 9% over the dividends paid in fiscal 2012. Dividends per share were $1.46 and $1.21 in fiscal 2012 and 2011, respectively. For fiscal 2013, the annual dividend will be paid in four quarterly installments of $0.3975 per share, according to the following record and payable dates:

Record Date	Payable Date
March 12, 2012	April 4, 2012
May 11, 2012	June 4, 2012
August 10, 2012	September 4, 2012
December 7, 2012	January 2, 2013

We paid aggregate dividends of $5.0 billion, $4.4 billion and $4.2 billion for fiscal 2012, 2011 and 2010, respectively. We expect to pay aggregate dividends of approximately $5.4 billion in fiscal 2013.

Company Share Repurchase Program

From time to time, we have repurchased shares of our common stock under share repurchase programs authorized by the Board of Directors. The current share repurchase program has no expiration date or other restriction limiting the period over which we can make share repurchases. At January 31, 2012, authorization for $11.3 billion of additional share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.

We consider several factors in determining when to execute the share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of our common stock. Cash paid for share repurchases during fiscal 2012, 2011 and 2010 was as follows:

Share Repurchases	Total Number of Shares Repurchased (in millions)	Average Price Paid per Share	Total Investment (in billions)
Fiscal year ended January 31, 2012	115.3	$54.64	$6.3
Fiscal year ended January 31, 2011	279.1	$53.03	$14.8
Fiscal year ended January 31, 2010	145.5	$50.17	$7.3

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

Our access to the commercial paper and long-term debt markets has historically provided us with substantial sources of liquidity. We anticipate no difficulty in obtaining financing from those markets in the future in view of our favorable experiences in the debt markets in the recent past. Our ability to continue to access the commercial paper and long-term debt markets on favorable interest rate and other terms will depend, to a significant degree, on the ratings assigned by the credit rating agencies to our indebtedness continuing to be at or above the level of our current ratings. At January 31, 2012, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

Rating agency	Commercial paper	Long-term debt
Standard & Poor’s	A-1+	AA
Moody’s Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
DBRS Limited	R-1(middle)	AA

In the event that the ratings of our commercial paper or any rated series of our outstanding long-term debt issues were lowered or withdrawn for any reason or if the ratings assigned to any new issue of our long-term debt securities were lower than those noted above, our ability to access the debt markets would be adversely affected. In addition, in such a case, our cost of funds for new issues of commercial paper and long-term debt (i.e., the rate of interest on any such indebtedness) would be higher than our cost of funds had the ratings of those new issues been at or above the level of the ratings noted above. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating. Moreover, each credit rating is specific to the security to which it applies.

To monitor our credit ratings and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt-to-total capitalization as support for our long-term financing decisions. At January 31, 2012 and 2011, the ratio of our debt-to-total capitalization was 42.8% and 42.1%, respectively. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due within one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus total Walmart shareholders’ equity. The ratio of our debt-to-total capitalization increased in fiscal 2012 as we increased our long-term debt and commercial paper as a result of favorable interest rates. Additionally, our share repurchases contributed to the increase in our debt-to-total capitalization ratio in fiscal 2012.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments:

		Payments Due During Fiscal Years Ending January 31,
(Amounts in millions)	Total	2013	2014-2015	2016-2017	Thereafter
Recorded Contractual Obligations:
Long-term debt	$45,862	$1,975	$9,095	$5,880	$28,912
Short-term borrowings	4,047	4,047	—	—	—
Capital lease obligations	5,935	608	1,112	954	3,261

Unrecorded Contractual Obligations:
Non-cancelable operating leases	16,415	1,644	3,115	2,740	8,916
Estimated interest on long-term debt	33,534	1,976	3,589	3,212	24,757
Trade letters of credit	2,885	2,885	—	—	—
Purchase obligations	4,769	3,401	1,147	218	3

Total Commercial Commitments	$113,447	$16,536	$18,058	$13,004	$65,849

Additionally, the Company has approximately $18.5 billion in undrawn lines of credit and standby letters of credit which, if drawn upon, would be included in the liabilities section of the Company’s Consolidated Balance Sheets.

Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2012 and management’s forecasted market rates for our variable rate debt.

Purchase obligations include legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the preceding table. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid with respect to some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

In addition to the amounts shown in the table above, $611 million of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment associated with these liabilities is uncertain. Refer to Note 10 in the “Notes to Consolidated Financial Statements” for additional discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, we have made certain arrangements as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2012, the aggregate termination payment would have been $122 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.

The Company has future lease commitments for land and buildings for approximately 425 future locations. These lease commitments have lease terms ranging from 4 to 50 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $92 million for fiscal 2013, based on current cost estimates.

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

Interest Rate Risk

We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt issuances. We hedge a portion of our interest rate risk by managing the mix of fixed and variable rate debt and entering into interest rate swaps.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2012.

	Expected Maturity Date
	FY13	FY14	FY15	FY16	FY17	Thereafter	Total
(Dollar amounts in millions)
Liabilities
Short-term borrowings:
Variable rate	$4,047	$—	$—	$—	$—	$—	$4,047
Average interest rate	0.1%	—	—	—	—	—	0.1%
Long-term debt:
Fixed rate	$1,475	$4,512	$3,706	$4,357	$1,130	$28,912	$44,092
Average interest rate	4.8%	3.9%	2.2%	2.3%	2.8%	5.3%	4.6%
Variable rate	$500	$656	$221	$393	$—	$—	$1,770
Average interest rate	5.2%	0.8%	0.9%	0.6%	—	—	2.0%

Interest rate derivatives
Interest rate swaps:
Variable to fixed	$—	$656	$222	$392	$—	$—	$1,270
Average pay rate	—	2.0%	1.5%	0.9%	—	—	1.6%
Average receive rate	—	0.8%	0.9%	0.6%	—	—	0.8%
Fixed to variable	$500	$2,445	$1,000	$—	$—	$—	$3,945
Average pay rate	3.1%	1.0%	0.4%	—	—	—	1.1%
Average receive rate	5.0%	5.0%	3.1%	—	—	—	4.5%

As of January 31, 2012, our variable rate borrowings, including the effect of our commercial paper and interest rate swaps, represented 17% of our total short-term and long-term debt. Based on January 31, 2012 and 2011 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $58 million and $59 million, respectively.

Foreign Currency Risk

We are exposed to changes in foreign currency exchange rates as a result of our net investments and operations in countries other than the United States. We hedge a portion of our foreign currency risk by entering into currency swaps and designating certain long-term debt issued in foreign currencies as net investment hedges.

We hold currency swaps to hedge the currency exchange component of our net investments and also to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps was recorded as an asset of $313 million and $471 million at January 31, 2012 and 2011, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate would have resulted in a loss or gain in the value of the swaps of $67 million and $74 million at January 31, 2012 and 2011, respectively. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2012 and 2011 would have resulted in a loss or gain in value of the swaps of $21 million and $7 million, respectively, on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion as of January 31, 2012 and 2011 as a hedge of our net investment in the United Kingdom. At January 31, 2012 and 2011, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss, respectively, in the value of the debt of $430 million and $480 million, respectively. In addition, we have designated debt of approximately ¥275.0 billion and ¥437.0 billion as of January 31, 2012 and 2011, respectively, as a hedge of our net investment in Japan. At January 31, 2012 and 2011, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $328 million and $533 million, respectively.

Summary of Critical Accounting Estimates

Management strives to report our financial results in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing the Company’s Consolidated Financial Statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.

Management continually reviews our accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our critical accounting estimates and how they are applied in preparation of the financial statements.

Inventories

We value inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all of the Walmart U.S. segment’s merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam’s Club segment’s merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out (“FIFO”) method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping’s retail value. The FIFO cost-to-retail ratio is based on the initial margin of beginning inventory plus the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO provision is based on the initial margin of the fiscal year purchase activity less the impact of any markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost, as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, we record a LIFO provision for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2012 and 2011, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

We provide for estimated inventory losses (“shrinkage”) between physical inventory counts on the basis of a percentage of sales. Following annual inventory counts, the provision is adjusted to reflect updated historical results.

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

Goodwill and other indefinite-lived acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. This evaluation begins with a qualitative assessment to determine whether a quantitative goodwill impairment test is necessary. If we determine, based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the quantitative goodwill impairment test would be required. This quantitative test for impairment requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, we have generated sufficient returns within the applicable reporting units to recover the cost of goodwill and other indefinite-lived acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Income Taxes

Income taxes have a significant effect on our net earnings. As a global commercial enterprise, our tax rates are affected by many factors, including our global mix of earnings, the extent to which those global earnings are indefinitely reinvested outside the United States, legislation, acquisitions, dispositions and tax characteristics of our income. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. Accordingly, the determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items.

Forward-Looking Statements

This Annual Report contains statements that Walmart believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Those forward-looking statements include statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations: under the captions “Company Performance Metrics—Growth— Net Sales” and “Results of Operations—Consolidated Results of Operations” with respect to the volatility of currency exchange rates possibly continuing to affect Walmart’s net sales in the future; under the caption “Results of Operations—Consolidated Results of Operations” with respect to the volatility of currency exchange rates possibly continuing to affect Walmart’s operating income in the future and with respect to Walmart’s fiscal 2013 annual effective tax rate and the factors that may impact that annual effective tax rate; under the caption “Results of Operations—Walmart International Segment” with respect to the volatility of currency exchange rates possibly continuing to affect our Walmart International segment’s operating results in the future; under the caption “Results of Operations—Sam’s Club Segment” with respect to the volatility of fuel prices possibly continuing to affect our Sam’s Club segment’s net sales and operating income in the future; under the caption “Liquidity and Capital Resources—Cash Equivalents and Working Capital, “ as well as in Note 1 in the “Notes to Consolidated Financial Statements,” regarding our ability to meet our liquidity needs through sources other than the cash we hold outside of the United States, our intention to permanently reinvest cash held outside of the United States, and our ability to repatriate cash held outside of the United States; under the caption “Liquidity and Capital Resources—Cash Flows from Investing Activities” with respect to Walmart’s expected capital expenditures in fiscal 2013; under the caption “Liquidity and Capital Resources—Cash Flows from Investing Activities—Global Expansion Activities” with respect to Walmart’s expectation that it will finance its fiscal 2013 global expansion plans primarily through cash flows from operations and future debt financings, with respect to Walmart’s projected capital expenditures in fiscal 2013, with respect to the projected growth in retail square feet in total and by operating segment in fiscal 2013, and with respect to the projected allocation of capital expenditures for property and equipment by category in fiscal 2013; under the caption “Liquidity and Capital Resources—Cash Flows from Financing Activities—Dividends,” as well as in Note 16 in the “Notes to Consolidated Financial Statements” and under the caption “Walmart-Corporate and Stock Information-Dividends payable per share,” with respect to the payment of dividends in fiscal 2013, Walmart’s expected payment of dividends on certain dates in fiscal 2013, and the expected total amount of dividends to be paid in fiscal 2013; under the caption “Liquidity and Capital Resources—Capital Resources” with respect to Walmart’s ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and short-term borrowings, Walmart’s ability to fund certain cash flow shortfalls by short-term borrowings and long-term debt, Walmart’s plan to refinance long-term debt as it matures, Walmart’s anticipated funding of any shortfall in cash to pay dividends and make capital expenditures through short-term borrowings and long-term debt, Walmart’s plan to refinance existing long-term debt as it matures, the possibility that

Walmart may obtain additional long-term financing for other corporate purposes, Walmart’s ability to obtain financing from the commercial paper and long-term debt markets, the factors that influence Walmart’s ability to access those markets on favorable terms, and the factors that could adversely affect Walmart’s ability to access those markets on favorable terms; and under the caption “Off Balance Sheet Arrangements” with respect to the amount of increases in payments under operating leases if certain leases are executed.

These forward-looking statements also include statements in: Note 3 in the “Notes to Consolidated Financial Statements” regarding the weighted-average periods over which certain compensation cost is expected to be recognized; Note 10 in the “Notes to Consolidated Financial Statements” regarding the possible reduction of U.S. tax liability on accumulated but undistributed earnings of our non-U.S. subsidiaries, the realization of certain deferred tax assets, possible reduction of unrecognized tax benefits, and the reasons for such reductions and the magnitude of their impact on our results of operations and financial condition; and the effect of the adverse resolutions of certain other tax matters; Note 11 in the “Notes to Consolidated Financial Statements” regarding an adverse decision in, or settlement of, certain litigation or other legal proceedings to which Walmart is a party or is subject possibly resulting in liability material to our financial condition or results of operations; and Note 14 in the “Notes to Consolidated Financial Statements” with respect to Walmart’s expected completion of a certain acquisition in the future after certain conditions are satisfied. The letter of our President and Chief Executive Officer appearing in this Annual Report includes forward-looking statements that relate to management’s expectation that the Walmart International segment’s “Powered by Walmart” initiatives will strengthen productivity and reduce expenses, management’s expectation that growing the Sam’s Club segment’s membership base will remain a key goal for fiscal 2013, and management’s plans to increase Walmart’s investment in Yihaodian to 51 percent in fiscal 2013 and to continue Walmart’s investments to leverage additional opportunities in e-commerce. Forward-looking statements appear in this Annual Report: under the caption “Walmart International-Our Strategy: Meeting local needs and leveraging global resources” regarding Walmart’s intention to be the low cost leader in every market where our Walmart International segment operates and management’s expectation that our Walmart International segment will add between 30 million and 33 million square feet of retail space in fiscal 2013; under the caption “Sam’s Club-Our Strategy: Leveraging Member insights to deliver value and quality” regarding the plans of our Sam’s Club segment to open nine new clubs and relocate or expand six other clubs in fiscal 2013; under the caption “Global eCommerce-Our Strategy: Winning in Global eCommerce” regarding Walmart’s goal of combining online, social and mobile innovations with physical stores to give customers a multi-channel shopping experience and management’s expectation that Walmart’s acquisition of a majority stake in Yihaodian will open Walmart’s products and brands to consumers in China; and under the caption “Walmart-2012 Financial Report” regarding management’s plan to further strengthen Walmart’s price position by leveraging expenses as a percentage of sales by an additional 100 basis points over the next five years and management’s expectation that Walmart will execute disciplined growth while incorporating new initiatives to design and build the most cost effective stores in the world. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases “anticipate,” “could be,” “could reduce,” “estimated,” “expansion,” “expect,” “goal,” “grow,” “intend,” “is expected,” “may continue,” “may impact,” “may result,” “plan,” “plans,” “projected,” “will add,” “will be,” “will be paid,” “will depend,” “will execute,” “will open,” “will … reduce,” “will strengthen,” “would be,” and “would increase,” and other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals, or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance, future initiatives and the anticipation and expectations of Walmart and its management as to future occurrences and trends.

The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, which could materially affect our financial performance, our financial condition, our results of operations, including our sales, earnings per share, comparable store sales, or comparable club sales for any period, our liquidity, our effective tax rate for any period, and our business operations, business strategy, plans, goals, or objectives. These factors include, but are not limited to: general economic conditions, including changes in the economy of the United States or other specific markets in which we operate, economic instability, changes in the monetary policies of the United States, the Board of Governors of the Federal Reserve System, other governments or central banks, economic crises and disruptions in the financial markets, including as a result of sovereign debt crises, governmental budget deficits, unemployment and partial employment levels, employment conditions within our markets, credit availability to consumers and businesses, levels of consumer disposable income, consumer confidence, consumer credit availability, consumer spending patterns. consumer debt levels, inflation, deflation, commodity prices, the cost of the goods we sell, competitive pressures, the seasonality of our business, seasonal buying patterns in the United States and our other markets, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the selling prices of fuel, the cost of healthcare and other benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability of acceptable building sites for new stores, clubs and other formats, availability of qualified labor pools in the specific markets in which we operate, zoning, land use and other regulatory restrictions, competitive pressures, accident-related costs, weather conditions and events, catastrophic events and natural disasters, as well as storm and other damage to our stores, clubs, distribution centers, and other facilities, and store closings and other limitations on our customer’ access to our stores and clubs resulting from such events and disasters, disruption in our supply chain, including availability and transport of goods from domestic and foreign suppliers, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax, labor, and other laws and regulations that affect our business, including changes in corporate tax rates, costs of compliance with laws and regulations, the resolution of tax matters, developments in and the outcome of legal and regulatory proceedings to which we are a party or are subject, currency exchange rate fluctuations and volatility, fluctuations in market rates of interest, and other conditions and events affecting domestic and global financial and capital markets, and economic and geopolitical conditions and events, including civil unrest and disturbances, public health emergencies, and terrorist attacks. Moreover, we typically earn a disproportionate part of our annual operating income in our fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our business operations and financial performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, with the SEC on March 27, 2012. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate and assumptions that we believe to be reasonable at the time such forward-looking statements are made. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized, or other circumstances, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business, our operations, or our financial performance in the way we expect. You are urged to consider all of these risks, uncertainties, and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

WAL-MART STORES, INC.

Consolidated Statements of Income

	$ 000,000,00	$ 000,000,00	$ 000,000,00
	Fiscal Years Ended January 31,
(Amounts in millions except per share data)	2012	2011	2010
Revenues:
Net sales	$443,854	$418,952	$405,132
Membership and other income	3,096	2,897	2,953

	446,950	421,849	408,085

Costs and expenses:
Cost of sales	335,127	314,946	304,106
Operating, selling, general and administrative expenses	85,265	81,361	79,977

Operating income	26,558	25,542	24,002

Interest:
Debt	2,034	1,928	1,787
Capital leases	288	277	278
Interest income	(162)	(201)	(181)

Interest, net	2,160	2,004	1,884

Income from continuing operations before income taxes	24,398	23,538	22,118

Provision for income taxes:
Current	6,742	6,703	7,643
Deferred	1,202	876	(487)

	7,944	7,579	7,156

Income from continuing operations	16,454	15,959	14,962
Income (loss) from discontinued operations, net of tax	(67)	1,034	(79)

Consolidated net income	16,387	16,993	14,883
Less consolidated net income attributable to noncontrolling interest	(688)	(604)	(513)

Consolidated net income attributable to Walmart	$15,699	$16,389	$14,370

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$4.56	$4.20	$3.74
Basic income (loss) per common share from discontinued operations attributable to Walmart	(0.02)	0.28	(0.02)

Basic net income per common share attributable to Walmart	$4.54	$4.48	$3.72

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.54	$4.18	$3.73
Diluted income (loss) per common share from discontinued operations attributable to Walmart	(0.02)	0.29	(0.02)

Diluted net income per common share attributable to Walmart	$4.52	$4.47	$3.71

Weighted-average common shares outstanding:
Basic	3,460	3,656	3,866
Diluted	3,474	3,670	3,877
Dividends declared per common share	$1.46	$1.21	$1.09

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Balance Sheets

	As of January 31,
(Amounts in millions except per share data)	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$6,550	$7,395
Receivables, net	5,937	5,089
Inventories	40,714	36,437
Prepaid expenses and other	1,685	2,960
Current assets of discontinued operations	89	131

Total current assets	54,975	52,012

Property and equipment:
Property and equipment	155,002	148,584
Less accumulated depreciation	(45,399)	(43,486)

Property and equipment, net	109,603	105,098

Property under capital lease:
Property under capital lease	5,936	5,905
Less accumulated amortization	(3,215)	(3,125)

Property under capital lease, net	2,721	2,780

Goodwill	20,651	16,763
Other assets and deferred charges	5,456	4,129

Total assets	$193,406	$180,782

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$4,047	$1,031
Accounts payable	36,608	33,676
Accrued liabilities	18,154	18,701
Accrued income taxes	1,164	157
Long-term debt due within one year	1,975	4,655
Obligations under capital leases due within one year	326	336
Current liabilities of discontinued operations	26	47

Total current liabilities	62,300	58,603

Long-term debt	44,070	40,692
Long-term obligations under capital leases	3,009	3,150
Deferred income taxes and other	7,862	6,682
Redeemable noncontrolling interest	404	408

Commitments and contingencies

Equity:
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	—	—
Common stock ($0.10 par value; 11,000 shares authorized, 3,418 and 3,516 issued and outstanding at January 31, 2012 and 2011, respectively)	342	352
Capital in excess of par value	3,692	3,577
Retained earnings	68,691	63,967
Accumulated other comprehensive income (loss)	(1,410)	646

Total Walmart shareholders’ equity	71,315	68,542
Noncontrolling interest	4,446	2,705

Total equity	75,761	71,247

Total liabilities and equity	$193,406	$180,782

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Statements of Shareholders’ Equity

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Walmart Shareholders’ Equity	Noncontrolling Interest	Total Equity
(Amounts in millions, except per share data)	Shares	Amount

Balances – February 1, 2009	3,925	$393	$3,920	$63,344	$(2,688)	$64,969	$1,794	$66,763
Consolidated net income (excludes redeemable noncontrolling interest)	—	—	—	14,370	—	14,370	499	14,869
Other comprehensive income					2,618	2,618	64	2,682
Cash dividends ($1.09 per share)	—	—	—	(4,217)	—	(4,217)	—	(4,217)
Purchase of Company stock	(145)	(15)	(246)	(7,136)	—	(7,397)	—	(7,397)
Purchase of redeemable noncontrolling interest	—	—	(288)	—	—	(288)	—	(288)
Other	6	—	417	(4)	—	413	(177)	236

Balances – January 31, 2010	3,786	378	3,803	66,357	(70)	70,468	2,180	72,648
Consolidated net income (excludes redeemable noncontrolling interest)	—	—	—	16,389	—	16,389	584	16,973
Other comprehensive income	—	—	—	—	716	716	162	878
Cash dividends ($1.21 per share)	—	—	—	(4,437)	—	(4,437)	—	(4,437)
Purchase of Company stock	(280)	(28)	(487)	(14,319)	—	(14,834)	—	(14,834)
Other	10	2	261	(23)	—	240	(221)	19

Balances – January 31, 2011	3,516	352	3,577	63,967	646	68,542	2,705	71,247
Consolidated net income (excludes redeemable noncontrolling interest)	—	—	—	15,699	—	15,699	627	16,326
Other comprehensive loss	—	—	—	—	(2,056)	(2,056)	(660)	(2,716)
Cash dividends ($1.46 per share)	—	—	—	(5,048)	—	(5,048)	—	(5,048)
Purchase of Company stock	(113)	(11)	(229)	(5,930)	—	(6,170)	—	(6,170)
Noncontrolling interest of acquired entity	—	—	—	—	—	—	1,988	1,988
Other	15	1	344	3	—	348	(214)	134

Balances – January 31, 2012	3,418	$342	$3,692	$68,691	$(1,410)	$71,315	$4,446	$75,761

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Statements of Comprehensive Income

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Consolidated net income:
Consolidated net income(1)	$16,387	$16,993	$14,883

Other comprehensive income:
Currency translation(2)	(2,758)	1,137	2,854
Net change in fair values of derivatives	(67)	(17)	94
Change in minimum pension liability	43	(145)	(220)

Total comprehensive income	13,605	17,968	17,611

Less amounts attributable to the noncontrolling interest:
Consolidated net income(1)	(688)	(604)	(513)
Currency translation(2)	726	(259)	(110)

Amounts attributable to the noncontrolling interest	38	(863)	(623)

Comprehensive income attributable to Walmart	$13,643	$17,105	$16,988

(1)	Includes $61 million, $20 million and $14 million in fiscal 2012, 2011 and 2010, respectively, related to the redeemable noncontrolling interest.
(2)	Includes $(66) million, $97 million and $46 million in fiscal 2012, 2011 and 2010, respectively, related to the redeemable noncontrolling interest.

See accompanying notes.

WAL-MART STORES, INC.

Consolidated Statements of Cash Flows

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Cash flows from operating activities:
Consolidated net income	$16,387	$16,993	$14,883
Loss (income) from discontinued operations, net of tax	67	(1,034)	79

Income from continuing operations	16,454	15,959	14,962
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	8,130	7,641	7,157
Deferred income taxes	1,050	651	(504)
Other operating activities	398	1,087	318
Changes in certain assets and liabilities, net of effects of acquisitions:
Accounts receivable	(796)	(733)	(297)
Inventories	(3,727)	(3,205)	2,213
Accounts payable	2,687	2,676	1,052
Accrued liabilities	59	(433)	1,348

Net cash provided by operating activities	24,255	23,643	26,249

Cash flows from investing activities:
Payments for property and equipment	(13,510)	(12,699)	(12,184)
Proceeds from disposal of property and equipment	580	489	1,002
Investments and business acquisitions, net of cash acquired	(3,548)	(202)	—
Other investing activities	(131)	219	(438)

Net cash used in investing activities	(16,609)	(12,193)	(11,620)

Cash flows from financing activities:
Net change in short-term borrowings	3,019	503	(1,033)
Proceeds from issuance of long-term debt	5,050	11,396	5,546
Payments of long-term debt	(4,584)	(4,080)	(6,033)
Dividends paid	(5,048)	(4,437)	(4,217)
Purchase of Company stock	(6,298)	(14,776)	(7,276)
Purchase of redeemable noncontrolling interest	—	—	(436)
Payment of capital lease obligations	(355)	(363)	(346)
Other financing activities	(242)	(271)	(396)

Net cash used in financing activities	(8,458)	(12,028)	(14,191)

Effect of exchange rates on cash and cash equivalents	(33)	66	194

Net increase (decrease) in cash and cash equivalents	(845)	(512)	632
Cash and cash equivalents at beginning of year	7,395	7,907	7,275

Cash and cash equivalents at end of year	$6,550	$7,395	$7,907

Supplemental disclosure of cash flow information:
Income tax paid	$5,899	$6,984	$7,389
Interest paid	2,346	2,163	2,141

See accompanying notes.

Notes to Consolidated Financial Statements

Wal-Mart Stores, Inc.

Note 1. Summary of Significant Accounting Policies

General

Wal-Mart Stores, Inc. (“Walmart” or the “Company”) operates retail stores in various formats around the world, aggregated into three reportable segments: the Walmart U.S. segment; the Walmart International segment; and the Sam’s Club segment. Walmart is committed to saving people money so they can live better. Walmart earns the trust of its customers everyday by providing a broad assortment of quality merchandise and services at everyday low prices (“EDLP”) while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is the Company’s pricing philosophy under which it prices items at a low price every day so its customers trust that its prices will not change under frequent promotional activity.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Walmart and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates, which are 50% or less owned and do not meet the consolidation criteria of Topic 810 of the Financial Accounting Standards Codification (“ASC”), are accounted for using the equity method. These investments are immaterial to the Company’s Consolidated Financial Statements.

The Company’s operations in the United States (“U.S.”) and Canada are consolidated using a January 31 fiscal year-end. The Company’s operations in 12 countries in Africa, Argentina, Brazil, 5 countries in Central America, Chile, China, India, Japan, Mexico and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events during January 2012 which materially affected the Consolidated Financial Statements.

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

Cash and Cash Equivalents

The Company considers investments with a maturity when purchased of three months or less to be cash equivalents. All credit card, debit card and electronic benefits transfer transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash totaled $1.2 billion at January 31, 2012 and 2011. In addition, cash and cash equivalents includes restricted cash primarily related to cash collateral holdings from various counterparties, as required by certain derivative and trust agreements, of $547 million and $504 million at January 31, 2012 and 2011, respectively.

The Company’s cash balances are held in various locations around the world. Of the Company’s $6.6 billion and $7.4 billion of cash and cash equivalents at January 31, 2012 and 2011, respectively, $5.6 billion and $7.1 billion, respectively, were held outside of the U.S. and are generally utilized to support liquidity needs in the Company’s foreign operations.

The Company employs financing strategies in an effort to ensure that cash can be made available in the country in which it is needed with the minimum cost possible. The Company does not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipates its domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings, or both). Accordingly, the Company intends, with only certain limited exceptions, to continue to permanently reinvest the cash in its foreign operations. Were the Company’s intention to change, most of the amounts held within the Company’s foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2012 and 2011, approximately $768 million and $691 million, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions. The Company does not expect local laws, other limitations or potential taxes on anticipated future repatriations of amounts held outside of the United States to have a material effect on its overall liquidity, financial condition or results of operations.

Receivables

Receivables are stated at their carrying values, net of a reserve for doubtful accounts. Receivables consist primarily of amounts due from:

•	insurance companies resulting from pharmacy sales;
•	banks for customer credit card, debit card and electronic bank transfers that take in excess of seven days to process;
•	suppliers for marketing or incentive programs;
•	consumer financing programs in certain international subsidiaries; and
•	real estate transactions.

The Company establishes a reserve for doubtful accounts based on historical trends in collection of past due amounts and write-off history. The total reserve for doubtful accounts was $323 million and $252 million at January 31, 2012 and 2011, respectively.

Walmart International offers a limited amount of consumer credit products, primarily through its financial institution operations in Chile, Canada and Mexico. The balance of these receivables was $1,049 million, net of a reserve for doubtful accounts of $63 million at January 31, 2012, compared to a receivable balance of $673 million, net of a reserve for doubtful accounts of $83 million at January 31, 2011. These balances are included in receivables, net in the Company’s Consolidated Balance Sheets.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out (“LIFO”) method for substantially all of the Walmart U.S. segment’s merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam’s Club segment’s merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out (“FIFO”) method. At January 31, 2012 and 2011, the Company’s inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

Property and Equipment

Property and equipment are stated at cost. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. The following detail of property and equipment includes estimated useful lives which are generally used to depreciate the assets on a straight-line basis:

		As of January 31,
(Amounts in millions)	Estimated Useful Lives	2012	2011
Land	N/A	$23,499	$24,386
Buildings and improvements	3–40 years	84,275	79,051
Fixtures and equipment	3–25 years	39,234	38,290
Transportation equipment	3–15 years	2,682	2,595
Construction in progress	N/A	5,312	4,262

Property and equipment		$155,002	$148,584
Accumulated depreciation		(45,399)	(43,486)

Property and equipment, net		$109,603	$105,098

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Depreciation expense, including amortization of property under capital leases, for fiscal 2012, 2011 and 2010 was $8.1 billion, $7.6 billion and $7.2 billion, respectively. Interest costs capitalized on construction projects were $60 million, $63 million and $85 million in fiscal 2012, 2011 and 2010, respectively.

Long-Lived Assets

Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level or, in certain circumstances, a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets’ useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

Goodwill and Other Acquired Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Goodwill and indefinite-lived intangible assets are not amortized; rather, they are evaluated for impairment annually during the Company’s fourth fiscal quarter or whenever events or changes in circumstances indicate that the value of the asset may be impaired. Definite-lived intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided.

Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill impairment test is necessary. If the Company determines, based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the quantitative goodwill impairment test would be required. This quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units. Fair value is measured based on the discounted cash flow method and relative market-based approaches. Based on the results of the qualitative assessments performed, the Company determined that the fair value of each reporting unit is more likely than not greater than the carrying amount and, as a result, quantitative analyses were not required. The Company has not recorded any impairment charges related to goodwill.

The following table reflects goodwill activity, by reportable segment, for fiscal 2012 and 2011:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam’s Club	Total
February 1, 2010	$207	$15,606	$313	$16,126
Currency translation and other	—	605	—	605
Acquisitions	32	—	—	32

January 31, 2011	239	16,211	313	16,763
Currency translation and other	—	(535)	—	(535)
Acquisitions	200	4,223	—	4,423

January 31, 2012	$439	$19,899	$313	$20,651

In April 2011 and June 2011, the Company completed acquisitions of 147 Netto stores from Dansk Supermarked in the United Kingdom and a 51% ownership in Massmart, a South African retailer, respectively. In these transactions, the Company acquired approximately $748 million and $3.5 billion in goodwill, respectively. Refer to Note 14 for more information on the Company’s acquisitions.

Indefinite-lived intangible assets are included in other assets and deferred charges in the Company’s Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded during fiscal 2012, 2011 and 2010.

Self-Insurance Reserves

The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers’ compensation, general liability, vehicle liability, property and the Company’s obligation for employee-related health care benefits. Liabilities relating to these claims associated with these risks are estimated by considering historical claims experience, including frequency, severity, demographic factors, and other actuarial assumptions, including incurred but not reported claims. In estimating its liability for such claims, the Company periodically analyzes its historical trends, including loss development, and applies appropriate loss development factors to the incurred costs associated with the claims. The Company also maintains stop-loss insurance coverage for workers’ compensation and general liability of $5 million and $15 million, respectively, per occurrence to limit exposure to certain risks. See Note 6 for more information.

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

Sales

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer.

Shopping Cards

Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the shopping card. Shopping cards in the U.S. do not carry an expiration date and, therefore, customers and members can redeem their shopping cards for merchandise indefinitely. Shopping cards in certain foreign countries where the Company does business may have expiration dates. A certain amount of shopping cards, both with and without expiration dates, will not be redeemed. The Company estimates unredeemed shopping cards and recognizes revenue for these amounts over shopping card historical usage periods based on historical redemption rates. The Company periodically reviews and updates its estimates of usage periods and redemption rates.

Financial and Other Services

The Company recognizes revenue from financial and other service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales in the Company’s Consolidated Statements of Income.

Membership Fee

The Company recognizes membership fee revenue both in the United States and internationally over the term of the membership, which is 12 months. The following table summarizes membership fee activity for fiscal 2012, 2011 and 2010.

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Deferred membership fee revenue, beginning of year	$542	$532	$541
Cash received from members	1,111	1,074	1,048
Membership fee revenue recognized	(1,094)	(1,064)	(1,057)

Deferred membership fee revenue, end of year	$559	$542	$532

Membership fee revenue is included in membership and other income in the Company’s Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities in the Company’s Consolidated Balance Sheets.

Cost of Sales

Cost of sales includes actual product cost, the cost of transportation to the Company’s warehouses, stores and clubs from suppliers, the cost of transportation from the Company’s warehouses to the stores, clubs and customers and the cost of warehousing for its Sam’s Club segment and import distribution centers.

Payments from Suppliers

Walmart receives consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection, advertising and supplier-specific fixtures. Substantially all payments from suppliers are accounted for as a reduction of cost of sales and are recognized in the Company’s Consolidated Statements of Income when the related inventory is sold.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company, except cost of sales, as described above. As a result, the majority of the cost of warehousing and occupancy for the Walmart U.S. and Walmart International segments’ distribution facilities is included in operating, selling, general and administrative expenses. Because the Company does not include most of the cost of its Walmart U.S. and Walmart International segments’ distribution facilities in cost of sales, its gross profit and gross profit as a percentage of net sales (“gross profit margin”) may not be comparable to those of other retailers that may include all costs related to their distribution facilities in cost of sales and in the calculation of gross profit.

Advertising Costs

Advertising costs are expensed as incurred and were $2.3 billion, $2.5 billion and $2.4 billion in fiscal 2012, 2011 and 2010, respectively. Advertising costs consist primarily of print, television and digital advertisements and are recorded in operating, selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Advertising reimbursements received from suppliers are generally accounted for as a reduction of cost of sales and recognized in the Company’s Consolidated Statements of Income when the related inventory is sold. When advertising reimbursements are directly related to specific advertising activities and meet the criteria in ASC Topic 605, they are recognized as a reduction of advertising expenses in operating, selling, general and administrative expenses.

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. The expected term is used in the determination of whether a store or club lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset, whichever is shorter. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assured, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company’s capital lease tests and in determining straight-line rent expense for operating leases.

Pre-Opening Costs

The costs of start-up activities, including organization costs, related to new store openings, store remodels, expansions and relocations are expensed as incurred and included in operating, selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Pre-opening costs totaled $308 million, $320 million and $227 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

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

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts or balances to conform to the presentation in the current fiscal year. These reclassifications did not impact consolidated operating income or net income. Additionally, certain segment asset and expense allocations have been reclassified among segments in the current period. See Note 15 for further detail.

Recent Accounting Pronouncements

In 2011, the Financial Accounting Standards Board (“FASB”) issued two Accounting Standards Updates (“ASU”) which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of shareholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. These ASUs are effective for the Company in the first quarter of fiscal 2013 and retrospective application will be required. These ASUs will change the Company’s financial statement presentation of comprehensive income but will not impact the Company’s net income, financial position or cash flows.

In 2011, the FASB issued an ASU, which is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The ASU also expands upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU is effective for the Company in the first quarter of fiscal 2013, with early adoption permitted. The Company early adopted the provisions of the ASU in fiscal 2012 for its fiscal 2012 goodwill impairment test.

Note 2. Net Income Per Common Share

Basic income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding. Diluted income per common share from continuing operations attributable to Walmart is based on the weighted-average number of outstanding common shares adjusted for the dilutive effect of stock options and other share-based awards. The Company had approximately 1 million, 4 million and 5 million stock options outstanding at January 31, 2012, 2011 and 2010, respectively, which were not included in the diluted income per common share from continuing operations attributable to Walmart calculation because their effect would be antidilutive.

The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted income per common share from continuing operations attributable to Walmart:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2012	2011	2010
Numerator
Income from continuing operations	$16,454	$15,959	$14,962
Less consolidated net income attributable to noncontrolling interest	(688)	(604)	(513)

Income from continuing operations attributable to Walmart	$15,766	$15,355	$14,449

Denominator
Weighted-average common shares outstanding, basic	3,460	3,656	3,866
Dilutive impact of stock options and other share-based awards	14	14	11

Weighted-average common shares outstanding, diluted	3,474	3,670	3,877

Net income per common share from continuing operations attributable to Walmart
Basic	$4.56	$4.20	$3.74
Diluted	4.54	4.18	3.73

Note 3. Shareholders’ Equity

Share-Based Compensation

The Company has awarded share-based compensation to associates and nonemployee directors of the Company. The compensation expense recognized for all plans was $355 million, $371 million and $335 million for fiscal 2012, 2011 and 2010, respectively. Share-based compensation expense is included in operating, selling, general and administrative expenses in the Company’s Consolidated Statements of Income. The total income tax benefit recognized for share-based compensation was $134 million, $141 million and $126 million for fiscal 2012, 2011 and 2010, respectively. The following table summarizes the Company’s share-based compensation expense by award type:

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Restricted stock and performance share awards	$142	$162	$140
Restricted stock rights	184	157	111
Stock options	29	52	84

Share-based compensation expense	$355	$371	$335

The Company’s shareholder-approved Stock Incentive Plan of 2010 (the “Plan”) became effective June 4, 2010 and amended and restated the Company’s Stock Incentive Plan of 2005. The Plan was established to grant stock options, restricted (non-vested) stock, performance shares and other equity compensation awards for which 210 million shares of common stock issued or to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The Company believes that such awards serve to align the interests of its associates with those of its shareholders.

The Plan’s award types are summarized as follows:

•

Restricted stock grants are awards for shares that vest based on the passage of time, achievement of performance criteria, or both. Performance share awards vest based on the passage of time and achievement of performance criteria and may range from 0% to 150% of the original award amount. Vesting periods for both awards are generally between three and five years. Awards granted before January 1, 2008 may be settled in stock or deferred as stock or cash, based upon the recipient’s election. Consequently, these awards are included in accrued liabilities and deferred income taxes and other in the Company’s Consolidated Balance Sheets, unless the recipient elected for the award to be settled or deferred in stock. The fair value of the restricted stock and performance share liabilities is remeasured each reporting period and the total liability for these awards at January 31, 2012 and 2011 was $16 million and $12 million, respectively. Restricted stock awards and performance share awards issued in fiscal 2009 and thereafter, may be settled or deferred in stock and are accounted for as equity in the Company’s Consolidated Balance Sheets. The fair value of these awards is determined on the date of grant using the Company’s stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period.

•

Restricted stock rights provide rights to Company stock after a specified service period. For restricted stock rights issued in fiscal 2009 and thereafter, 50% vest three years from the grant date and the remaining 50% vesting five years from the grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. The expected dividend yield is based on the anticipated dividends over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2012, 2011 and 2010 was 11.7%, 9.1% and 8.5%, respectively.

•

Stock options allow the associate to buy a specified number of shares at a set price. Options granted generally vest over five years and have a contractual term of ten years. Options may include restrictions related to employment, satisfaction of performance conditions or other conditions. Under the Plan and prior plans, substantially all stock options have been granted with an exercise price equal to the market price of the Company’s stock at the date of grant.

In addition to the Plan, the Company’s subsidiary in the United Kingdom, ASDA, has two other stock option plans for certain ASDA colleagues. A combined 49 million shares of the Company’s common stock were registered under the Securities Act of 1933, as amended, for issuance upon the exercise of stock options granted under the Colleague Share Ownership Plan 1999 (the “CSOP”) and the ASDA Sharesave Plan 2000 (“Sharesave Plan”).

•	The CSOP grants have either a three- or six-year vesting period. The CSOP options may be exercised during the two months immediately following the vesting date.

•

The Sharesave Plan grants options at 80% of the Company’s average stock price for the three days preceding the grant date. The Sharesave Plan options vest after three years and may generally be exercised up to six months after the vesting date.

The following table shows the activity for each award type during fiscal 2012:

	Restricted Stock and Performance Share Awards		Restricted Stock Rights		Stock Options (1)
(Shares in thousands)	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Exercise Price Per Share
Outstanding at February 1, 2011	13,617	$52.33	16,838	$47.71	33,386	$49.35
Granted	5,022	55.03	5,826	47.13	2,042	42.90
Vested/exercised	(3,177)	51.26	(3,733)	47.26	(13,793)	50.22
Forfeited or expired	(2,142)	52.55	(1,310)	47.92	(1,483)	48.01

Outstanding at January 31, 2012	13,320	$53.56	17,621	$47.76	20,152	$48.21

Exercisable at January 31, 2012					13,596	$50.49

(1)	Includes stock option awards granted under the Stock Incentive Plan of 2010, the Colleague Share Ownership Plan 1999 and the ASDA Sharesave Plan 2000.

As of January 31, 2012, the unrecognized compensation cost for restricted stock and performance share awards, restricted stock rights and stock option awards was $356 million, $427 million, and $23 million, respectively, and is expected to be recognized over a weighted-average period of 2.3 years, 2.0 years and 1.0 years, respectively. Additionally, as of January 31, 2012, the weighted-average remaining life for stock options outstanding and stock options exercisable was 4.3 years and 2.9 years, respectively, and the stock options had an aggregate intrinsic value of $265 million and $148 million, respectively.

The following table includes additional information related to the restricted stock and performance share awards and the restricted stock rights:

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Fair value of restricted stock and performance share awards vested	$134	$142	$110
Fair value of restricted stock rights vested	178	50	49

The following table includes additional information related to stock option awards:

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Fair value of stock options vested	$50	$54	$79
Proceeds from stock options exercised	420	205	111
Intrinsic value of stock options exercised	91	51	39

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option’s fair value. The following table provides the weighted-average assumptions used to estimate the fair values of the Company’s stock options granted in fiscal 2012, 2011 and 2010:

	Fiscal Years Ended January 31,
	2012	2011	2010
Dividend yield (1)	2.9%	2.3%	2.1%
Volatility (2)	17.6%	17.1%	18.7%
Risk-free interest rate (3)	1.3%	1.8%	1.4%
Expected life in years (4)	3.0	3.1	3.1
Weighted-average fair value of options granted	$9.61	$12.53	$10.41

(1)	Expected dividend yield is based on the anticipated dividends over the vesting period.
(2)	Expected volatility is based on historical volatility of the Company’s stock.
(3)	Risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant.
(4)	Expected life in years is based on historical exercise and expiration activity of grants with similar vesting periods.

Share Repurchase Program

From time to time, the Company has repurchased shares of its common stock under share repurchase programs authorized by the Board of Directors. The current share repurchase program has no expiration date or other restriction limiting the period over which the Company can make share repurchases. At January 31, 2012, authorization for $11.3 billion of additional share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.

The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of its common stock. Cash paid for share repurchases during fiscal 2012, 2011 and 2010 was as follows:

Share Repurchases	Total Number of Shares Repurchased (in millions)	Average Price Paid per Share		Total Investment (in billions)
Fiscal year ended January 31, 2012	115.3	$	54.64	$6.3
Fiscal year ended January 31, 2011	279.1		53.03	14.8
Fiscal year ended January 31, 2010	145.5		50.17	7.3

Note 4. Accumulated Other Comprehensive Income (Loss)

The following table provides the changes in the composition of accumulated other comprehensive income (loss) for fiscal 2012, 2011 and 2010:

(Amounts in millions)	Currency Translation and Other	Derivative Instruments	Minimum Pension Liability	Total
Balances at February 1, 2009	$(2,396)	$(17)	$(275)	$(2,688)
Currency translation	2,744	—	—	2,744
Net change in fair value of derivatives	—	94	—	94
Minimum pension liability	—	—	(220)	(220)

Balances at January 31, 2010	348	77	(495)	(70)
Currency translation	878	—	—	878
Net change in fair value of derivatives	—	(17)	—	(17)
Minimum pension liability	—	—	(145)	(145)

Balances at January 31, 2011	1,226	60	$(640)	646
Currency translation	(2,032)	—	—	(2,032)
Net change in fair value of derivatives	—	(67)	—	(67)
Minimum pension liability	—	—	43	43

Balances at January 31, 2012	$(806)	$(7)	$(597)	$(1,410)

Amounts included in accumulated other comprehensive income (loss) are recorded net of their related income tax effects. The Company’s unrealized net gains and losses on net investment hedges, included in the currency translation and other account of accumulated other comprehensive income (loss), were not significant as of January 31, 2012 and 2011. The Company reclassified $(86) million and $(14) million, respectively, in fiscal 2012 and 2011 from accumulated other comprehensive income (loss) to earnings to offset the impact of currency translation on the re-measurement of non-U.S. denominated debt.

Note 5. Restructuring Charges

In fiscal 2010, the Company announced several organizational changes, including the closure of 10 Sam’s Clubs, designed to strengthen and streamline its operations. As a result, the Company recorded $260 million in pre-tax restructuring charges in fiscal 2010 as follows:

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

The pre-tax restructuring charges of $260 million are classified in operating, selling, general and administrative expenses in the Company’s Consolidated Statement of Income for fiscal 2010. At January 31, 2010, the Company had $127 million of severance costs included in accrued liabilities in the Company’s Consolidated Balance Sheet. These severance costs were paid during fiscal 2011.

Note 6. Accrued Liabilities

The Company’s accrued liabilities consist of the following:

	As of January 31,
(Amounts in millions)	2012	2011
Accrued wages and benefits(1)	$5,089	$5,895
Self-insurance(2)	3,638	3,447
Other(3)	9,427	9,359

Total accrued liabilities	$18,154	$18,701

(1)	Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.
(2)	Self-insurance consists of all insurance-related liabilities, such as workers’ compensation, general liability, vehicle liability, property and employee-related health care benefits.
(3)	Other accrued liabilities consist of various items such as accrued taxes, maintenance, utilities, advertising and interest.

Note 7. Short-term Borrowings and Long-term Debt

Information on the Company’s short-term borrowings and interest rates is as follows:

	Fiscal Years Ended January 31,
(Dollar amounts in millions)	2012	2011	2010
Maximum amount outstanding at any month-end	$9,594	$9,282	$4,536
Average daily short-term borrowings	6,040	4,020	1,596
Weighted-average interest rate	0.1%	0.2%	0.5%

Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2012 and 2011 were $4.0 billion and $1.0 billion, respectively.

The Company has certain lines of credit totaling $18.5 billion, most of which were undrawn, as of January 31, 2012 and is committed with 26 financial institutions. In conjunction with these lines of credit, the Company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases. Committed lines of credit are primarily used to support commercial paper and remained undrawn as of January 31, 2012. The committed lines of credit mature at various times between June 2012 and June 2016, carry interest rates generally ranging between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees ranging between 1.5 and 10.0 basis points.

In June 2011, the Company renewed and extended its existing 364-day revolving credit facility (the “364-day Facility”) and its five-year credit facility (the “5-year Facility”), both of which are used to support its commercial paper program. The size of the 364-day Facility was increased from $9.0 billion to $10.0 billion, while the 5-year Facility was increased from $4.3 billion to $6.3 billion. Fiscal 2012 undrawn and drawn fees remained relatively flat from fiscal 2011. The 364-day Facility and the 5-year Facility remained undrawn as of January 31, 2012.

The Company had trade letters of credit outstanding totaling $2.9 billion and $2.6 billion at January 31, 2012 and 2011, respectively. At January 31, 2012 and 2011, the Company had stand-by letters of credit outstanding totaling $2.2 billion and $2.0 billion, respectively. The Company renewed the stand-by letter of credit facilities in June 2011, which is used to support various potential and actual obligations.

The Company’s long-term debt consists of the following:

		January 31, 2012		January 31, 2011
(In millions of U.S. dollars)	Maturity Dates By Fiscal Year	Amount	Average Rate (1)	Amount	Average Rate (1)
Unsecured Debt
Fixed	2013-2042	$32,945	4.6%	$29,945	4.7%
Variable	2013	500	5.2%	500	5.0%

Total Denominated U.S. Dollar		33,445		30,445
Fixed	2030	1,308	4.9%	1,369	4.9%
Variable		—	—	—	—

Total Denominated Euro		1,308		1,369
Fixed	2013-2039	6,301	5.3%	6,402	5.2%
Variable		—	—	—	—

Total Denominated Sterling		6,301		6,402
Fixed	2014-2021	2,335	1.4%	3,085	1.5%
Variable	2014-2016	1,271	0.8%	2,242	1.1%

Total Denominated Yen		3,606		5,327

Total Unsecured Debt		44,660		43,543
Total Other Debt (in USD)(2)	2013-2030	1,202		1,537

Total Debt		45,862		45,080
Less amounts due within one year		(1,975)		(4,655)
Derivative fair value adjustments		183		267

Long-term Debt		$44,070		$40,692

(1)

The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end local currency interest rates. Interest costs are also impacted by certain derivative financial instruments described in Note 9.

(2)	A portion of other debt includes secured debt in the amount of $319 million, which is collateralized by property with an aggregate carrying amount of approximately $866 million.

The Company has $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. This issuance has been classified as long-term debt due within one year in the Company’s Consolidated Balance Sheets. Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions)	Annual
Fiscal Year	Maturity
2013	$1,975
2014	5,168
2015	3,927
2016	4,750
2017	1,130
Thereafter	28,912

Total	$45,862

Debt Issuances

Information on significant long-term debt issued during fiscal 2012 is as follows (amounts in millions):

Issue Date	Maturity Date	Interest Rate	Principal Amount
April 18, 2011	April 15, 2014	1.625%	$1,000
April 18, 2011	April 15, 2016	2.800%	1,000
April 18, 2011	April 15, 2021	4.250%	1,000
April 18, 2011	April 15, 2041	5.625%	2,000

Total			$5,000

The aggregate net proceeds from these note issuances were approximately $4.9 billion. The notes of each series require semi-annual interest payments on April 15 and October 15 of each year, with the first interest payment having commenced on October 15, 2011. Unless previously purchased and canceled, the Company will repay the notes of each series at 100% of the principal amount, together with accrued and unpaid interest thereon, at maturity. The notes of each series are senior, unsecured obligations of the Company.

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

Long-term debt: The fair value is based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices. The carrying value and fair value of the Company’s debt as of January 31, 2012 and 2011 is as follows:

	January 31, 2012		January 31, 2011
(Amounts in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	$46,045	$53,043	$45,347	$47,012

Additionally, as of January 31, 2012 and 2011, the Company held certain derivative asset and liability positions that are required to be measured at fair value on a recurring basis. The majority of the Company’s derivative instruments relate to interest rate swaps. The fair values of these interest rate swaps have been measured in accordance with Level 2 inputs of the fair value hierarchy, using the income approach. These inputs include the relevant interest rate and foreign currency forward curves. As of January 31, 2012 and 2011, the notional amounts and fair values of these interest rate swaps are as follows (asset/(liability)):

	January 31, 2012		January 31, 2011
(Amounts in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay floating-rate interest rate swaps designated as fair value hedges	$3,945	$183	$4,445	$267
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges	1,250	316	1,250	233
Receive floating-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	1,270	(16)	1,182	(18)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as cash flow hedges	2,884	(3)	2,902	238

Total	$9,349	$480	$9,779	$720

The fair values above are the estimated amounts the Company would receive or pay upon a termination of the agreements relating to such instruments as of the reporting dates.

Note 9. Derivative Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual amount of the Company’s derivative financial instruments, is used to measure interest to be paid or received and does not represent the Company’s exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate. The Company’s transactions are with counterparties rated “A-” or better by nationally recognized credit rating agencies. In connection with various derivative agreements with counterparties, the Company held cash collateral from these counterparties of $387 million and $344 million at January 31, 2012 and 2011, respectively. The Company’s policy is to record cash collateral exclusive of any derivative asset, and any collateral holdings are reflected in the Company’s accrued liabilities as amounts due to the counterparties. Furthermore, as part of the master netting arrangements with these counterparties, the Company is also required to post collateral if the derivative liability position exceeds $150 million. The Company has no outstanding collateral postings; and in the event of providing cash collateral, the Company would record the posting as a receivable exclusive of any derivative liability.

When the Company uses derivative financial instruments for the purpose of hedging its exposure to interest and currency exchange rates, the contract terms of a hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value is immediately recognized in earnings during the period. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.

Fair Value Instruments

The Company is party to receive fixed-rate, pay floating-rate interest rate swaps to hedge the fair value of fixed-rate debt. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. The Company’s interest rate swaps that receive fixed-interest rate payments and pay floating-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the instruments being hedged, the derivative instruments were assumed to be perfectly effective hedges and all changes in fair value of the hedges were recorded in long-term debt and accumulated other comprehensive income (loss) in the Company’s Consolidated Balance Sheets with no net impact in the Company’s Consolidated Statements of Income. These fair value instruments will mature on various dates ranging from April 2012 to May 2014.

Net Investment Instruments

The Company is party to cross-currency interest rate swaps that hedge its net investments, as well as its currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from October 2023 to February 2030.

The Company has outstanding debt of approximately £3.0 billion as of January 31, 2012 and 2011 that is designated as a hedge of the Company’s net investment in the United Kingdom. The Company also has outstanding debt of approximately ¥275.0 billion and ¥437.0 billion as of January 31, 2012 and 2011, respectively, that is designated as a hedge of the Company’s net investment in Japan. Any translation of non-U.S.-denominated debt is recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from January 2013 to January 2039.

Cash Flow Instruments

The Company is party to receive floating-rate, pay fixed-rate interest rate swaps to hedge the interest rate risk of certain non-U.S.-denominated debt. The swaps are designated as cash flow hedges of interest rate risk. Amounts reported in accumulated other comprehensive income (loss) related to derivatives are reclassified from accumulated other comprehensive income (loss) to earnings as interest payments are made on the Company’s variable-rate debt, converting the floating-rate interest expense into fixed-rate interest expense. These cash flow instruments will mature on dates ranging from August 2013 to July 2015.

The Company is also party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of non-U.S.-denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S.-denominated debt. The effective portion of changes in the fair value of derivatives designated as cash flow hedges of foreign exchange risk is recorded in other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The hedged items are recognized foreign-currency denominated liabilities that are remeasured at spot exchange rates each period, and the assessment of effectiveness (and measurement of any ineffectiveness) is based on total changes in the derivative’s cash flows. As a result, the amount reclassified into earnings each period includes an amount that offsets the related transaction gain or loss arising from that remeasurement and the adjustment to earnings for the period’s allocable portion of the initial spot-forward difference associated with the hedging instrument. These cash flow instruments will mature on dates ranging from September 2029 to March 2034. Any ineffectiveness with these instruments has been and is expected to be immaterial.

Financial Statement Presentation

Hedging instruments with an unrealized gain are recorded in the Company’s Consolidated Balance Sheets as either a current or a non-current asset, based on maturity date, and those hedging instruments with an unrealized loss are recorded as either a current or a non-current liability, based on maturity date.

As of January 31, 2012 and 2011, the Company’s financial instruments were classified as follows in its Consolidated Balance Sheets:

	January 31, 2012			January 31, 2011
(Amounts in millions)	Fair Value Instruments	Net Investment Hedge	Cash Flow Instruments	Fair Value Instruments	Net Investment Hedge	Cash Flow Instruments
Balance Sheet Classification:
Prepaid expenses and other	$2	$—	$—	$—	$—	$—
Other assets and deferred charges	181	316	91	267	233	238

Assets subtotals	$183	$316	$91	$267	$233	$238

Long-term debt due within one year	$2	$—	$—	$—	$—	$—
Long-term debt	181	—	—	267	—	—
Deferred income taxes and other	—	—	110	—	—	18

Liability subtotals	$183	$—	$110	$267	$—	$18

Note 10. Taxes

Income from Continuing Operations

The components of income from continuing operations before income taxes are as follows:

	$00,000	$00,000	$00,000
(Amounts in millions)	Fiscal Years Ended January 31,
	2012	2011	2010
U.S.	$18,685	$18,398	$17,705
Non-U.S.	5,713	5,140	4,413

Total income from continuing operations before income taxes	$24,398	$23,538	$22,118

A summary of the provision for income taxes is as follows:

	$00,000	$00,000	$00,000
(Amounts in millions)	Fiscal Years Ended January 31,
	2012	2011	2010
Current:
U.S. federal	$4,596	$4,600	$5,798
U.S. state and local	743	637	599
International	1,403	1,466	1,246

Total current tax provision	6,742	6,703	7,643

Deferred:
U.S. federal	1,444	818	(432)
U.S. state and local	57	39	78
International	(299)	19	(133)

Total deferred tax provision	1,202	876	(487)

Total provision for income taxes	$7,944	$7,579	$7,156

Effective Tax Rate Reconciliation

The Company’s effective income tax rate is typically lower than the U.S. statutory rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures and certain U.S. tax credits. The Company’s non-U.S. income is subject to local country tax rates that are below the 35% U.S. statutory rate. Certain non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	$00,000	$00,000	$00,000
	Fiscal Years Ended January 31,
	2012	2011	2010
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	2.0%	1.9%	2.0%
Income taxed outside the U.S.	-2.8%	-2.2%	-1.6%
Net impact of repatriated international earnings	-0.3%	-1.5%	-3.4%
Other, net	-1.3%	-1.0%	0.4%

Effective income tax rate	32.6%	32.2%	32.4%

Deferred Taxes

The significant components of the Company’s deferred tax account balances are as follows:

	$00,000	$00,000
(Amounts in millions)	January 31,
	2012	2011
Deferred tax assets:
Loss and tax credit carryforwards	$2,996	$2,968
Accrued liabilities	2,949	3,532
Share-based compensation	376	332
Other	1,029	708

Total deferred tax assets	7,350	7,540
Valuation allowance	(2,528)	(2,899)

Deferred tax assets, net of valuation allowance	$4,822	$4,641

Deferred tax liabilities:
Property and equipment	$5,891	$4,848
Inventories	1,627	1,014
Other	409	474

Total deferred tax liabilities	7,927	6,336

Net deferred tax liabilities	$3,105	$1,695

The deferred taxes noted above are classified as follows in the Company’s Consolidated Balance Sheets:

	$00,000	$00,000
(Amounts in millions)	January 31,
	2012	2011
Balance Sheet Classification:
Assets:
Prepaid expenses and other	$815	$1,636
Other assets and deferred charges	738	327

Asset subtotals	1,553	1,963

Liabilities:
Accrued liabilities	41	17
Deferred income taxes and other	4,617	3,641

Liability subtotals	4,658	3,658

Net deferred tax liabilities	$3,105	$1,695

Unremitted Earnings

United States income taxes have not been provided on accumulated but undistributed earnings of the Company’s international subsidiaries of approximately $19.7 billion and $17.0 billion as of January 31, 2012 and 2011, respectively, as the Company intends to permanently reinvest these amounts outside of the United States. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation. Deferred or current taxes are and have been provided for earnings of international subsidiaries and associated companies when the Company plans to remit those earnings.

Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances

At January 31, 2012, the Company had net operating loss and capital loss carryforwards totaling approximately $5.3 billion. Of these carryforwards, approximately $3.4 billion will expire, if not utilized, in various years through 2022. The remaining carryforwards have no expiration. At January 31, 2012, the Company had foreign tax credit carryforwards of $1.2 billion, which will expire in various years through 2022, if not utilized.

As of January 31, 2012, the Company has provided a valuation allowance of approximately $2.5 billion on deferred tax assets associated primarily with net operating loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $371 million net change in the valuation allowance during fiscal 2012 related to releases arising from the use of net operating and capital loss carryforwards, releases due to changes in judgment regarding the future ability to use net operating and capital loss carryforwards, increases from certain net operating losses arising in fiscal

2012, decreases due to operating and capital loss expirations and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining net deferred tax assets will be fully realized.

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s Consolidated Financial Statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

As of January 31, 2012 and 2011, the amount of unrecognized tax benefits related to continuing operations was $611 million and $795 million, respectively, of which, the amount of unrecognized tax benefits that would affect the Company’s effective tax rate is $520 million and $687 million for January 31, 2012 and 2011, respectively.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

(Amounts in millions)	Fiscal Years Ended January 31,
	2012	2011	2010
Unrecognized tax benefit, beginning of year	$795	$1,019	$1,017
Increases related to prior year tax positions	87	101	129
Decreases related to prior year tax positions	(162)	(61)	(33)
Increases related to current year tax positions	56	199	246
Settlements during the period	(161)	(453)	(340)
Lapse in statutes of limitations	(4)	(10)	—

Unrecognized tax benefit, end of year	$611	$795	$1,019

The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2012, 2011 and 2010, the Company recognized interest and penalty (benefit) expense related to uncertain tax positions of $(19) million, $45 million and $88 million, respectively. At January 31, 2012 and 2011, the Company had accrued interest related to uncertain tax positions of $166 million and $205 million, respectively, and $0 million and $2 million of accrued penalties, respectively.

During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $15 million and $43 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company does not expect any change to have a significant impact in its Consolidated Financial Statements.

The Company remains subject to income tax examinations for its U.S. federal income taxes generally for fiscal 2009 through 2012. The Company also remains subject to income tax examinations for international income taxes for fiscal 2003 through 2012, and for U.S. state and local income taxes generally for fiscal 2006 through 2012.

Discontinued Operations

At January 31, 2010, the Company had an unrecognized tax benefit of $1.7 billion related to an ordinary worthless stock deduction from the fiscal 2007 disposition of its German operations. During the fourth quarter of fiscal 2011, this matter was effectively settled with the Internal Revenue Service, which resulted in the reclassification of the deduction as an ordinary loss, a capital loss that the Company has fully offset with a valuation allowance, and a reduction in the accumulated but undistributed earnings of an international subsidiary. In connection with this settlement, the Company recorded a $1.0 billion tax benefit in discontinued operations in the Company’s Consolidated Statements of Income (see Note 14) and a reduction of its accrued income tax liability in the Company’s Consolidated Balance Sheet at January 31, 2011. In addition, during fiscal 2012, tax and related interest expense of $67 million was recorded to discontinued operations related to audit adjustments and amended returns from this settlement for U.S. federal and state income tax purposes.

Other Taxes

Additionally, the Company is subject to tax examinations for payroll, value added, sales-based and other non-income taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the Company has made accruals for these matters, which are reflected in the Company’s Consolidated Financial Statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the Company, may result in a liability material to the Company’s Consolidated Financial Statements.

Note 11. Legal Proceedings

The Company is involved in a number of legal proceedings. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company’s Consolidated Financial Statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. However, where a liability is reasonably possible and material, such matters have been disclosed. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company’s shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in a liability material to the Company’s financial condition or results of operations.

Wage-and-Hour Class Action: The Company is a defendant in Braun/Hummel v. Wal-Mart Stores, Inc., a class action lawsuit commenced in March 2002 in the Court of Common Pleas in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, a jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs’ meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury’s back-pay award plus statutory penalties, prejudgment interest and attorneys’ fees. By operation of law, post-judgment interest accrues on the judgment amount at the rate of six percent per annum from the date of entry of the judgment, which was November 14, 2007, until the judgment is paid, unless the judgment is set aside on appeal. On December 7, 2007, the Company filed its Notice of Appeal. The Company filed its opening appellate brief on February 17, 2009, plaintiffs filed their response brief on April 20, 2009, and the Company filed its reply brief on June 5, 2009. Oral argument was held before the Superior Court of Appeals on August 19, 2009. On June 10, 2011, the Superior Court of Appeals issued an opinion upholding the trial court’s certification of the class, the jury’s back pay award, and the awards of statutory penalties and prejudgment interest, but reversing the award of attorneys’ fees and remanding it back to the trial court for a downward adjustment. On July 10, 2011, the Company filed an Application for Rehearing En Banc with regard to the portions of the opinion that held in favor of the plaintiffs, which was denied on August 11, 2011. On September 9, 2011, the Company filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court. The plaintiffs filed a response on September 23, 2011, and the Company filed a reply brief on September 30, 2011. The Company believes it has substantial factual and legal defenses to the claims at issue, and plans to continue pursuing appellate review.

Gender Discrimination Class Actions: The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., which was commenced as a class-action lawsuit in June 2001 in the United States District Court for the Northern District of California, asserting that the Company had engaged in a pattern and practice of discriminating against women in promotions, pay, training, and job assignments, and seeking, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys’ fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs’ motion for class certification. As defined by the district court, the class included “[a]ll women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to Wal-Mart’s challenged pay and management track promotions policies and practices.” The Company appealed the order to the Ninth Circuit Court of Appeals and subsequently to the United States Supreme Court. On June 20, 2011, the Supreme Court issued an opinion decertifying the class and remanding the case to the district court. On October 27, 2011, the plaintiffs’ attorneys filed an amended complaint proposing a class of current and former female associates at the Company’s California retail facilities, and the Company filed a Motion to Dismiss on January 13, 2012. On October 28, 2011, the plaintiffs’ attorneys filed a complaint in the United States District Court for the Northern District of Texas entitled Odle v. Wal-Mart Stores, Inc., proposing a class of current and former female associates at the Company’s Texas retail facilities and asserting claims and relief similar to Dukes. The Company filed a Motion to Dismiss on March 5, 2012. While management cannot predict the ultimate outcome of these matters, management does not believe the outcome will have a material effect on the Company’s financial condition or results of operations.

Hazardous Materials Investigations: On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney’s Office for the Central District of California, seeking documents and information relating to the Company’s receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney’s Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act (“RCRA”), the Clean Water Act and the Hazardous Materials Transportation Statute. This U.S. Attorney’s Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company’s stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as “hazardous waste” directly to a certified disposal facility using a certified hazardous waste carrier. The U.S. Attorney’s Office in the Northern District of California and the U.S. Environmental Protection Agency subsequently joined in this investigation. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company’s financial condition or results of operations.

Note 12. Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.4 billion, $2.0 billion and $1.8 billion in fiscal 2012, 2011 and 2010, respectively.

Aggregate minimum annual rentals at January 31, 2012, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases	Capital Leases
2013	$1,644	$608
2014	1,590	580
2015	1,525	532
2016	1,428	497
2017	1,312	457
Thereafter	8,916	3,261

Total minimum rentals	$16,415	$5,935

Less estimated executory costs		50

Net minimum lease payments		5,885
Less imputed interest		2,550

Present value of minimum lease payments		$3,335

Certain of the Company’s leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were immaterial for fiscal 2012, 2011 and 2010. Substantially all of the Company’s store leases have renewal options, some of which may trigger an escalation in rentals.

The Company has future lease commitments for land and buildings for approximately 425 future locations. These lease commitments have lease terms ranging from 4 to 50 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $92 million for fiscal 2013, based on current cost estimates.

In connection with certain debt financing, the Company could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2012, the aggregate termination payment would have been $122 million. The arrangements pursuant to which these payments could be made expire in fiscal 2019.

Note 13. Retirement-Related Benefits

Through fiscal 2011, the Company maintained separate profit sharing and 401(k) plans for associates in the United States and Puerto Rico, under which associates generally became participants following one year of employment. The profit sharing component was entirely funded by the Company, and the Company also made additional contributions to the 401(k) component of the plan. In addition to the Company’s contributions, associates could elect to contribute a percentage of their earnings to the 401(k) component of the plan.

Effective February 1, 2011, the Company terminated the previous profit sharing and 401(k) plans and offered new safe harbor 401(k) plans for associates in the United States and Puerto Rico, under which associates generally become participants following one year of employment. Under the safe harbor 401(k) plans, the Company matches 100% of participant contributions up to 6% of annual eligible earnings. The matching contributions immediately vest at 100% for each associate. Participants can contribute up to 50% of their pretax earnings, but not more than the statutory limits. Participants age 50 or older may defer additional earnings in catch-up contributions up to the maximum statutory limits.

Contribution expense associated with these plans was $752 million in fiscal 2012 and $1.1 billion fiscal 2011 and 2010.

Employees in international countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established. Annual contributions to international retirement savings and profit sharing plans are made at the discretion of the Company, and were $284 million, $221 million and $218 million in fiscal 2012, 2011 and 2010, respectively.

The Company’s subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $339 million and $494 million at January 31, 2012 and 2011, respectively. The plan in Japan was underfunded by $325 million and $309 million at January 31, 2012 and 2011, respectively. These underfunded amounts have been recorded in deferred income taxes and other in the Company’s Consolidated Balance Sheets at January 31, 2012 and 2011. Certain other international operations have defined benefit arrangements that are not significant.

In February 2011, ASDA and the trustees of ASDA’s defined benefit plan agreed to remove future benefit accruals from the plan and, with the consent of a majority of the plan participants, also removed the link between past accrual and future pay increases. In return, ASDA paid approximately $70 million in fiscal 2012 to the plan participants. The related curtailment gain of approximately $90 million was recorded in fiscal 2012 as a decrease to deferred actuarial losses in other comprehensive income.

Note 14. Acquisitions, Investments and Disposals

Acquisitions and Investments

Certain acquisitions completed or in process during fiscal 2012 are as follows:

Massmart Holdings Limited (“Massmart”): In June 2011, the Company completed a tender offer for approximately 51% ownership in Massmart, a South African retailer with approximately 290 stores in 13 sub-Saharan African countries. The purchase price for approximately 51% of Massmart was approximately ZAR 16.9 billion ($2.5 billion). The assets acquired were approximately $6.4 billion, including approximately $3.5 billion in goodwill; liabilities assumed were approximately $1.9 billion; and the non-controlling interest was approximately $2.0 billion. As of January 31, 2012, the allocation of the Massmart purchase price to the fair value of the assets acquired and liabilities is provisional. The Company began consolidating Massmart’s results in its fiscal 2012 third quarter reporting period.

Netto Food Stores Limited (“Netto”): In April 2011, the Company completed the regulatory approved acquisition of 147 Netto stores from Dansk Supermarked in the United Kingdom. The Company converted the majority of these stores to the ASDA brand during fiscal 2012. The final purchase price for the acquisition was approximately £750 million ($1.2 billion). The assets acquired were approximately $1.3 billion, including approximately $748 million in goodwill, and liabilities assumed were approximately $103 million. As of January 31, 2012, the allocation of the Netto purchase price to the fair value of the assets acquired and liabilities is provisional.

Bounteous Company Limited (“BCL”): In February 2007, the Company purchased an initial 35% interest in BCL, which operates in China under the Trust-Mart banner. The Company paid $264 million for its initial 35% interest and, as additional consideration, paid $376 million to extinguish a third-party loan issued to the selling BCL shareholders that was secured by the pledge of the remaining equity of BCL. Concurrent with its initial investment in BCL, the Company entered into a Shareholders’ Agreement, which provides the Company with voting rights associated with a portion of the common stock of BCL securing the loan, amounting to an additional 30% of the aggregate outstanding shares. Pursuant to the Share Purchase Agreement, the Company was committed to purchase the remaining interest in BCL on or before November 26, 2010, subject to certain conditions. The Company and the selling shareholder have mutually agreed to extend the closing, while certain conditions of the contract are being completed. The parties are now in the process of completing the local registrations for the Trustmart stores and expect to complete the sale of the remaining equity interest in Trustmart as soon as practicable following that process.

Disposals

At January 31, 2010, the Company had an unrecognized tax benefit of $1.7 billion related to a worthless stock deduction from the final 2007 disposition of its German operations. This matter was effectively settled with the Internal Revenue Service, during the fourth quarter of fiscal 2011, resulting in a $1.0 billion tax benefit recorded in discontinued operations in the Company’s Consolidated Statement of Income. In addition, during fiscal 2012, tax and interest expense of $67 million was recorded to discontinued operations related to this settlement for U.S. federal and state income tax purposes. See Note 10 for additional information.

During fiscal 2009, the Company initiated a restructuring program for its Japanese subsidiary, The Seiyu Ltd., to close approximately 23 stores and dispose of certain excess properties, which was substantially completed in fiscal 2010. This restructuring involved incurring costs associated with lease termination obligations, asset impairment charges and employee separation benefits. The operating results, including the restructuring and impairment charges were approximately $7 million and $79 million, net of tax, for fiscal 2011 and 2010, respectively, and are presented as discontinued operations in the Company’s Consolidated Statements of Income.

The assets, liabilities, net sales and cash flows related to the Company’s discontinued operations were not significant during fiscal years 2012, 2011 and 2010. The net income or losses related to the Company’s discontinued operations, including the gain and (losses) upon disposition, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2012	2011	2010
Germany	$(67)	$1,041	$—
Seiyu	—	(7)	(79)

	$(67)	$1,034	$(79)

Note 15. Segments

The Company operates retail stores in various formats around the world. The Company’s operations are conducted in three reportable segments: the Walmart U.S. segment; the Walmart International segment; and the Sam’s Club segment. The Company defines its segments as those business units whose operating results its chief operating decision maker (“CODM”) regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue and profits for each individual product and service.

The Walmart U.S. segment includes the Company’s mass merchant concept in the United States operating under the “Walmart” or “Wal-Mart” brand, as well as walmart.com. The Walmart International segment consists of the Company’s operations outside of the United States. The Sam’s Club segment includes the warehouse membership clubs in the United States, as well as samsclub.com. The amounts under the caption “Other unallocated” in the table below include corporate overhead and other items not allocated to any of the Company’s segments.

The Company measures the results of its segments using, among other measures, each segment’s operating income, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by its CODM. When the measurement of the segments change, previous fiscal year amounts and balances are reclassified to be comparable to the current fiscal year presentation. Information for the Company’s segments and the reconciliation to consolidated income from continuing operations before income taxes are in the following table:

(Amounts in millions)
Fiscal Year Ended January 31, 2012	Walmart U.S.	Walmart International	Sam’s Club	Other unallocated	Consolidated
Net sales	$264,186	$125,873	$53,795	$—	$443,854
Operating income (loss)	20,367	6,214	1,865	(1,888)	26,558
Interest expense, net					(2,160)

Income from continuing operations before income taxes					$24,398

Total assets of continuing operations	$93,050	$81,364	$12,823	$6,080	$193,317
Depreciation and amortization	4,794	2,470	611	255	8,130

Capital expenditures	6,571	5,275	842	822	13,510

Fiscal Year Ended January 31, 2011
Net sales	$260,261	$109,232	$49,459	$—	$418,952
Operating income (loss)	19,919	5,606	1,711	(1,694)	25,542
Interest expense, net					(2,004)

Income from continuing operations before income taxes					$23,538

Total assets of continuing operations	$89,725	$72,021	$12,531	$6,255	$180,532
Depreciation and amortization	4,619	2,184	594	244	7,641

Capital expenditures	7,328	3,994	711	666	12,699

Fiscal Year Ended January 31, 2010
Net sales	$259,919	$97,407	$47,806	$—	$405,132

Operating income (loss)	19,314	4,901	1,515	(1,728)	24,002
Interest expense, net					(1,884)

Income from continuing operations before income taxes					$22,118

Total assets of continuing operations	$84,238	$66,515	$12,050	$7,464	$170,267
Depreciation and amortization	4,352	1,979	558	268	7,157

Capital expenditures	6,618	3,832	793	941	12,184

The net revenues, consisting of net sales and membership and other income, of the Company’s United States operations were $320 billion, $312 billion and $310 billion for fiscal 2012, 2011 and 2010, respectively. The long-lived assets, consisting primarily of property and equipment, net, of the Company’s United States operations were $75.9 billion, $73.6 billion and $70.7 billion as of January 31, 2012, 2011 and 2010, respectively. No other countries had net revenues or long-lived assets, net, that were material to the consolidated totals. Additionally, the Company did not generate material net revenues from any single customer.

Note 16. Subsequent Event

On March 1, 2012, the Board of Directors approved an increase in the annual dividend for fiscal 2013 to $1.59 per share, an increase of approximately 9% over the dividends paid in fiscal 2012. Dividends per share were $1.46 and $1.21 in fiscal 2012 and 2011, respectively. For fiscal 2013, the annual dividend will be paid in four quarterly installments of $0.3975 per share, according to the following record and payable dates:

Record Date	Payable Date
March 12, 2012	April 4, 2012
May 11, 2012	June 4, 2012
August 10, 2012	September 4, 2012
December 7, 2012	January 2, 2013

Note 17. Quarterly Financial Data (Unaudited)

(Amounts in millions except per share data)	Fiscal Year Ended January 31, 2012
	Q1	Q2	Q3	Q4	Total
Net sales	$103,415	$108,638	$109,516	$122,285	$443,854
Cost of sales	78,177	81,770	82,591	92,589	335,127
Income from continuing operations	3,578	3,937	3,501	5,438	16,454
Consolidated net income	3,550	3,937	3,493	5,407	16,387
Consolidated net income attributable to Walmart	3,399	3,801	3,336	5,163	15,699
Basic net income per common share attributable to Walmart	$0.97	$1.09	$0.97	$1.51	$4.54
Diluted net income per common share attributable to Walmart	0.97	1.09	0.96	1.50	4.52

	Fiscal Year Ended January 31, 2011
	Q1	Q2	Q3	Q4	Total
Net sales	$99,097	$103,016	$101,239	$115,600	$418,952
Cost of sales	74,618	77,438	75,819	87,071	314,946
Income from continuing operations	3,444	3,747	3,590	5,178	15,959
Consolidated net income	3,444	3,747	3,590	6,212	16,993
Consolidated net income attributable to Walmart	3,301	3,596	3,436	6,056	16,389
Basic net income per common share attributable to Walmart	$0.88	$0.97	$0.95	$1.71	$4.48
Diluted net income per common share attributable to Walmart	0.87	0.97	0.95	1.70	4.47

The sum of per share data may not agree to annual amounts due to rounding.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended January 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Rogers, Arkansas March 27, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Wal-Mart Stores, Inc.

We have audited Wal-Mart Stores, Inc.’s internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report to Our Shareholders.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying “Management’s Report to Our Shareholders”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Massmart Holdings Limited and Netto Food Stores Limited, which are included in the 2012 consolidated financial statements of Wal-Mart Stores, Inc. and constituted 3.8% and 1.1% of the Company’s consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2012. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting of Massmart Holdings Limited and Netto Food Stores Limited.

In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2012 and 2011, and related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2012 and our report dated March 27, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Rogers, Arkansas

March 27, 2012

Management’s Report to Our Shareholders

Wal-Mart Stores, Inc.

Management of Wal-Mart Stores, Inc. (“Walmart,” the “company” or “we”) is responsible for the preparation, integrity and objectivity of Walmart’s Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management’s view of current conditions and circumstances.

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

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission (“SEC”) the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2012. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2012. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange’s corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Walmart’s internal control over financial reporting was effective as of January 31, 2012. The Company’s internal control over financial reporting as of January 31, 2012, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.

Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of acquisition. Based on those guidelines, management’s assessment of the effectiveness of the Company’s internal control over financial reporting excluded Massmart Holdings Limited (“Massmart”), of which the Company purchased a controlling interest in fiscal 2012, as well as Netto Food Stores Limited (“Netto”), of which the Company purchased 147 stores in the United Kingdom in fiscal 2012. Massmart and Netto represented, in the aggregate, 3.8% and 1.1% of the Company’s consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2012. These acquisitions are more fully discussed in Note 14 to our Consolidated Financial Statements for fiscal 2012.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2012, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

/s/ Michael T. Duke
Michael T. Duke
President and Chief Executive Officer

/s/ Charles M. Holley, Jr.
Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer

Fiscal 2012 Unit Count

Wal-Mart Stores, Inc.

	Walmart U.S.			Sam’s Club
State or Territory	Supercenters	Discount Stores	Neighborhood Markets and other small formats	Clubs	Grand Total
Alabama	92	4	6	13	115
Alaska	7	2	—	3	12
Arizona	72	4	19	15	110
Arkansas	69	11	14	7	101
California	79	101	—	33	213
Colorado	64	5	—	15	84
Connecticut	5	28	—	3	36
Delaware	6	3	—	1	10
Florida	189	23	31	44	287
Georgia	136	4	—	23	163
Hawaii	—	8	—	2	10
Idaho	20	1	—	1	22
Illinois	119	33	3	28	183
Indiana	90	11	3	16	120
Iowa	50	9	—	8	67
Kansas	53	5	8	7	73
Kentucky	76	8	7	9	100
Louisiana	80	4	6	12	102
Maine	17	5	—	3	25
Maryland	17	28	—	12	57
Massachusetts	13	34	—	2	49
Michigan	81	9	—	26	116
Minnesota	53	8	—	13	74
Mississippi	60	5	1	7	73
Missouri	104	15	—	16	135
Montana	12	1	—	2	15
Nebraska	31	—	—	3	34
Nevada	28	2	11	7	48
New Hampshire	13	14	—	4	31
New Jersey	14	42	—	10	66
New Mexico	33	3	2	7	45
New York	67	29	—	16	112
North Carolina	129	11	5	22	167
North Dakota	11	1	—	3	15
Ohio	128	16	—	29	173
Oklahoma	77	9	18	9	113
Oregon	18	14	—	—	32
Pennsylvania	100	31	—	23	154
Rhode Island	4	5	—	—	9
South Carolina	74	3	—	9	86
South Dakota	12	—	—	2	14
Tennessee	108	2	6	16	132
Texas	318	32	35	73	458
Utah	38	—	5	8	51

Vermont	—	4	—	—	4
Virginia	94	8	1	16	119
Washington	41	13	—	3	57
West Virginia	38	—	—	5	43
Wisconsin	69	15	—	12	96
Wyoming	10	—	—	2	12
Puerto Rico	10	6	29	11	56

United States total	3,029	629	210	611	4,479

Walmart International

Walmart International has a diverse portfolio with approximately 70 banners, represented in three major categories. Unit counts(1) as of January 31, 2012 are as follows:

Geographic Market	Retail	Wholesale	Other(3)	Total
Argentina	88	—	—	88
Brazil	429	83	—	512
Canada	333	—	—	333
Chile	314	—	2	316
China	364	6	—	370
Costa Rica	200	—	—	200
El Salvador	79	—	—	79
Guatemala	198	2	—	200
Honduras	70	—	—	70
India	—	15	—	15
Japan	367	—	52	419
Mexico	1,600	124	364	2,088
Nicaragua	73	—	—	73
South Africa	219	86	—	305
Sub-Saharan Africa(2)	30	12	—	42
United Kingdom	541	—	—	541

International Total	4,905	328	418	5,651

(1)	Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2011, to correspond with the country’s balance sheet date.
(2)	Sub-Saharan Africa includes Botswana, Ghana, Lesotho, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda and Zambia.
(3)	“Other” consists of restaurants operating under varying banners in Chile, Japan and Mexico.

Board of Directors

Aida M. Alvarez

Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001.

James W. Breyer

Mr. Breyer is a Partner of Accel Partners, a venture capital firm.

M. Michele Burns

Ms. Burns is the Executive Director and Chief Executive Officer of the Retirement Policy Center sponsored by Marsh & McLennan Companies, Inc.

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

Michael T. Duke

Mr. Duke is the President and Chief Executive Officer of Wal-Mart Stores, Inc. and is the Chairman of the Executive Committee of the Board of Directors.

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

Arne M. Sorenson

Mr. Sorenson is the President and Chief Executive Officer of Marriott International, Inc.

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

P.O. Box 43069

Providence, Rhode Island 02940-3069

1-800-438-6278

TDD for hearing-impaired inside the U.S. 1-800-952-9245

Internet: http//www.computershare.com

Listing

New York Stock Exchange

Stock Symbol: WMT

Annual meeting

Our Annual Meeting of Shareholders will be held on Friday, June 1, 2012, at 7:00 a.m. (Central time) in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

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

Global Responsibility Report

Diversity and Inclusion Report

Workforce Diversity Report

Independent registered public accounting firm

Ernst & Young LLP

5414 Pinnacle Point Dr., Suite 102

Rogers, AR 72758

Market price of common stock

The high and low market price per share for the Company’s common stock in fiscal 2012 and 2011 were as follows:

	2012		2011
	High	Low	High	Low
1st Quarter	$56.73	$50.97	$56.27	$52.66
2nd Quarter	56.47	51.79	54.95	47.77
3rd Quarter	57.96	48.31	54.82	50.00
4th Quarter	62.00	55.68	57.90	53.14

The high and low market price per share for the Company’s common stock for the first quarter of fiscal 2013, were as follows:

	2013
	High	Low
1st Quarter*	$62.63	$58.21

*	Through March 22, 2012

Dividends payable per share

For fiscal 2013, dividends will be paid based on the following schedule:

April 4, 2012	$0.3975
June 4, 2012	$0.3975
September 4, 2012	$0.3975
January 2, 2013	$0.3975

Dividends paid per share

For fiscal 2012, dividends were paid based on the following schedule:

April 4, 2011	$0.3650
June 6, 2011	$0.3650
September 6, 2011	$0.3650
January 3, 2012	$0.3650

For fiscal 2011, dividends were paid based on the following schedule:

April 5, 2010	$0.3025
June 1, 2010	$0.3025
September 7, 2010	$0.3025
January 3, 2011	$0.3025

Stock performance chart

This graph compares the cumulative total shareholder return on Walmart’s common stock during the five fiscal years ending with fiscal 2012 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2007, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders

As of March 22, 2012, there were 275,525 holders of record of Walmart’s common stock.