Form 10-K, Exhibit 13
period 2013-01-31
WAL MART STORES INC
filed 2013-03-26
CIK 104169

Five-Year Financial Summary	Exhibit 13
Wal-Mart Stores, Inc.

	As of and for the Fiscal Years Ended January 31,
(Amounts in millions, except per share and unit count data)	2013	2012	2011	2010	2009
Operating results
Total revenues	$469,162	$446,950	$421,849	$408,085	$404,254
Percentage change in total revenues from previous fiscal year	5.0%	6.0%	3.4%	0.9%	7.2%
Net sales	466,114	443,854	418,952	405,132	401,087
Percentage change in net sales from previous fiscal year	5.0%	5.9%	3.4%	1.0%	7.3%
Increase (decrease) in calendar comparable sales(1) in the United States	2.4%	1.6%	(0.6)%	(0.8)%	3.5%
Walmart U.S.	2.0%	0.3%	(1.5)%	(0.7)%	3.2%
Sam's Club	4.1%	8.4%	3.9%	(1.4)%	4.9%
Gross profit margin	24.4%	24.5%	24.8%	24.9%	24.3%
Operating, selling, general and administrative expenses, as a percentage of net sales	19.1%	19.2%	19.4%	19.7%	19.4%
Operating income	$27,801	$26,558	$25,542	$24,002	$22,767
Income from continuing operations attributable to Walmart	16,999	15,766	15,355	14,449	13,235
Net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$5.02	$4.54	$4.18	$3.73	$3.35
Dividends declared per common share	1.59	1.46	1.21	1.09	0.95

Financial position
Inventories	$43,803	$40,714	$36,437	$32,713	$34,013
Property, equipment and capital lease assets, net	116,681	112,324	107,878	102,307	95,653
Total assets	203,105	193,406	180,782	170,407	163,096
Long-term debt, including obligations under capital leases	41,417	47,079	43,842	36,401	34,549
Total Walmart shareholders' equity	76,343	71,315	68,542	70,468	64,969

Unit counts
Walmart U.S. segment	4,005	3,868	3,804	3,755	3,703
Walmart International segment	6,148	5,651	4,557	4,099	3,595
Sam's Club segment	620	611	609	605	611
Total units	10,773	10,130	8,970	8,459	7,909

(1)
Comparable store and club sales include fuel. Comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as online sales.

Wal-Mart Stores, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") operates retail stores in various formats under 69 banners around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change under frequent promotional activities. Our focus for Sam's Club is to provide exceptional value on brand name and private label merchandise at "members only" prices for both business and personal use. Internationally, we operate with similar philosophies.
Our fiscal year ends on January 31 for our United States ("U.S.") and Canadian operations. We consolidate all other operations generally using a one-month lag and on a calendar basis. We discuss how the results of our various operations are consolidated for financial reporting purposes in Note 1 in the "Notes to Consolidated Financial Statements."
We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. Additionally, the discussion provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion, which presents our results for the fiscal years ended January 31, 2013 ("fiscal 2013"), January 31, 2012 ("fiscal 2012") and January 31, 2011 ("fiscal 2011"), should be read in conjunction with our Consolidated Financial Statements and accompanying notes.
Our operations consist of three reportable business segments: Walmart U.S., Walmart International and Sam's Club. The Walmart U.S. segment includes the Company's mass merchant concept in the U.S., operating under the "Walmart" or "Wal-Mart" brand, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the U.S., including various retail websites. The Sam's Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com.
Our business is seasonal to a certain extent due to different calendar events and national and religious holidays, as well as different climates. Historically, our highest sales volume and operating income occur in the fiscal quarter ending January 31.
Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income, comparable store and club sales and other measures. Management measures the results of its segments using, among other measures, each segment's operating income, including certain corporate overhead allocations. From time to time, we revise the measurement of each segment's operating income or other measures, including any corporate overhead allocations and other items impacting the measures used to evaluate our segment's results, as dictated by the information regularly reviewed by our chief operating decision maker. When we do so, the previous period amounts and balances are reclassified to conform to the current period's presentation. The amounts disclosed for "Other unallocated" in the leverage discussion of the Company's performance metrics consist of corporate overhead and other items not allocated to any of the Company's segments.
Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs for a particular period from the corresponding period in the previous year. Walmart's definition of comparable store and club sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as sales initiated online. Changes in format are excluded from comparable store and club sales when the conversion is accompanied by a relocation or expansion that results in a change in retail square feet of more than five percent. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.

In discussing our operating results, the term currency exchange rates refers to the currency exchange rates we use to convert the operating results for all countries where the functional currency is not the U.S. dollar. We calculate the effect of changes in currency exchange rates as the difference between current period activity translated using the current period's currency exchange rates, and the comparable prior year period's currency exchange rates. Throughout our discussion, we refer to the results of this calculation as the impact of currency exchange rate fluctuations. When we refer to constant currency operating results, this means operating results without the impact of the currency exchange rate fluctuations and without the impact of acquisitions until the acquisitions are included in both comparable periods. The disclosure of constant currency amounts or results permits investors to understand better Walmart's underlying performance without the effects of currency exchange rate fluctuations or acquisitions. Volatility in currency exchange rates may impact the results, including net sales and operating income, of the Company and the Walmart International segment in the future.
We made certain reclassifications to prior period amounts and balances to conform to the presentation in the current fiscal year. These reclassifications did not impact the Company's consolidated operating income or net income. Additionally, certain prior period segment asset and expense allocations have been reclassified among segments to be comparable with the current period presentation.
The Retail Industry
We operate in the highly competitive retail industry in all of the countries we serve. We face strong sales competition from other discount, department, drug, dollar, variety and specialty stores, warehouse clubs and supermarkets. Many of these competitors are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, tax rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange rate fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on certain risks to our Company can be located in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2013, and in the discussion under "Forward-Looking Statements."

Company Performance Metrics
The Company's performance metrics emphasize three priorities for improving shareholder value: growth, leverage and returns. The Company's priority of growth focuses on sales through comparable store or club sales and unit square feet growth; the priority of leverage encompasses the Company's objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses ("operating expenses") at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets through return on investment and how effectively the Company manages working capital and capital expenditures through free cash flow.
Growth
Net Sales

	Fiscal Years Ended January 31,
	2013			2012			2011
(Amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$274,490	58.9%	3.9%	$264,186	59.5%	1.5%	$260,261	62.1%
Walmart International	135,201	29.0%	7.4%	125,873	28.4%	15.2%	109,232	26.1%
Sam's Club	56,423	12.1%	4.9%	53,795	12.1%	8.8%	49,459	11.8%
Net sales	$466,114	100.0%	5.0%	$443,854	100.0%	5.9%	$418,952	100.0%
Our consolidated net sales increased 5.0% and 5.9% in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The increase in net sales for fiscal 2013 was due to 3.3% growth in retail square feet and positive comparable store and club sales. Additionally, net sales from acquisitions, through their respective anniversary dates, accounted for $4.0 billion of the increase in net sales. The increase in net sales was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates. The increase in net sales for fiscal 2012 was due to positive comparable store and club sales and 5.3% growth in retail square feet, which includes square feet added through acquisitions. Net sales from acquisitions in fiscal 2012 accounted for $4.7 billion of the increase in net sales, and fluctuations in currency exchange rates positively impacted net sales by $4.0 billion.

Calendar Comparable Store and Club Sales
Comparable store and club sales is a metric that indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs for a particular period over the corresponding period in the previous year. The retail industry generally reports comparable store and club sales using the retail calendar (also known as the 4-5-4 calendar) and, to be consistent with the retail industry, we provide comparable store and club sales using the retail calendar in our quarterly earnings releases. However, when we discuss our comparable store and club sales below, we are referring to our calendar comparable store and club sales calculated using our fiscal calendar. As our fiscal calendar differs from the retail calendar, our calendar comparable store and club sales also differ from the retail calendar comparable store and club sales provided in our quarterly earnings releases. Calendar comparable store and club sales, as well as the impact of fuel, for fiscal 2013 and 2012, were as follows:

	With Fuel		Fuel Impact
	Fiscal Years Ended January 31,		Fiscal Years Ended January 31,
	2013	2012	2013	2012
Walmart U.S.	2.0%	0.3%	0.0%	0.0%
Sam's Club	4.1%	8.4%	0.3%	3.4%
Total U.S.	2.4%	1.6%	0.1%	0.6%
Comparable store and club sales in the U.S., including fuel, increased 2.4% and 1.6% in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. U.S. comparable store and club sales increased during fiscal 2013 as a result of improved average ticket and an increase in customer traffic. U.S. comparable store sales increased during fiscal 2012 primarily due to an increase in average ticket, partially offset by a decline in traffic, while comparable club sales were higher due to a larger member base driving increased traffic, as well as a broader assortment of items.
As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units. We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.7% in fiscal 2013 and 0.8% in fiscal 2012.

Leverage
Operating Income

	Fiscal Years Ended January 31,
	2013			2012			2011
(Amounts in millions)	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total
Walmart U.S.	$21,500	77.3%	5.4%	$20,391	76.7%	2.3%	$19,941	78.1%
Walmart International	6,694	24.1%	8.3%	6,182	23.3%	10.9%	5,575	21.8%
Sam's Club	1,963	7.1%	6.2%	1,848	7.0%	9.0%	1,695	6.6%
Other unallocated	(2,356)	(8.5)%	26.5%	(1,863)	(7.0)%	11.6%	(1,669)	(6.5)%
Total operating income	$27,801	100.0%	4.7%	$26,558	100.0%	4.0%	$25,542	100.0%
We believe comparing the growth of our operating expenses to the growth of our net sales and comparing the growth of our operating income to the growth of our net sales are meaningful measures as they indicate how effectively we manage costs and leverage operating expenses. Our objective is to grow net sales at a faster rate than operating expenses and to grow operating income at a faster rate than net sales. On occasion, we may make strategic growth investments that may, at times, cause our operating expenses to grow at a faster rate than net sales and that may result in our operating income growing at a slower rate than net sales.
Operating Expenses
We leveraged operating expenses in fiscal 2013 and 2012 due to our continued focus on expense management. We are working to reduce operating expenses as a percentage of sales by at least 100 basis points over a five-year period beginning with fiscal 2013 and achieved a 14 basis point reduction in fiscal 2013.
In fiscal 2013, our operating expenses and sales increased 4.2% and 5.0%, respectively, when compared to fiscal 2012. In fiscal 2012, our operating expenses and sales increased 4.8% and 5.9%, respectively, when compared to fiscal 2011. Operating expenses increased in fiscal 2013 primarily due to overall Company growth, as net sales increased 5.0%. Also contributing to the increase in operating expenses in fiscal 2013 were increased associate incentive payments, continued investment in our Global eCommerce initiatives and incurred expenses related to third-party advisors reviewing matters involving the Foreign Corrupt Practices Act ("FCPA"). Acquisitions also increased operating expenses for fiscal 2013. In fiscal 2012, our Global eCommerce initiatives contributed to the majority of the increase in operating expenses, as we continued to invest in our e-commerce platforms. Depreciation expense also increased due to our financial system investments, with the remainder of the increase being driven by multiple items, none of which were individually significant.
Operating Income
Operating income increased 4.7% and 4.0% in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. Although we leveraged operating expenses in fiscal 2013 and 2012, operating income for both years grew at a slower rate than sales. In fiscal 2013, the primary causes for operating income growing slower than sales were the investments in our Global eCommerce initiatives and incurred expenses related to third-party advisors reviewing matters involving the FCPA. Additionally, our investment in price for products sold in our retail operations, which reduces gross margin, contributed to operating income growing slower than sales in fiscal 2013 and was the primary cause for operating income growing slower than sales in fiscal 2012.

Returns
Return on Investment
Management believes return on investment ("ROI") is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is deploying its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with possible short-term impacts. ROI was 18.2% and 18.6% for fiscal 2013 and 2012, respectively. The decline in ROI was primarily due to the impact of acquisitions and currency exchange rate fluctuations.
We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations, plus average accumulated depreciation and average amortization less average accounts payable and average accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight.
ROI is considered a non-GAAP financial measure. We consider return on assets ("ROA") to be the financial measure computed in accordance with generally accepted accounting principles ("GAAP") that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from ROA (which is income from continuing operations for the fiscal year divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.
Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate our ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by other companies to calculate their ROI before comparing our ROI to that of such other companies.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measure, is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012
CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income	$27,801	$26,558
+ Interest income	187	162
+ Depreciation and amortization	8,501	8,130
+ Rent	2,602	2,394
= Adjusted operating income	$39,091	$37,244

Denominator
Average total assets of continuing operations(1)	$198,193	$186,984
+ Average accumulated depreciation and amortization(1)	51,829	47,613
- Average accounts payable(1)	37,344	35,142
- Average accrued liabilities(1)	18,478	18,428
+ Rent x 8	20,816	19,152
= Average invested capital	$215,016	$200,179
Return on investment (ROI)	18.2%	18.6%

CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations	$17,756	$16,454
Denominator
Average total assets of continuing operations(1)	$198,193	$186,984
Return on assets (ROA)	9.0%	8.8%

	As of January 31,
	2013	2012	2011
Certain Balance Sheet data
Total assets of continuing operations(2)	$203,068	$193,317	$180,651
Accumulated depreciation and amortization	55,043	48,614	46,611
Accounts payable	38,080	36,608	33,676
Accrued liabilities(3)	18,802	18,154	18,701

(1)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

(2)
Total assets of continuing operations as of January 31, 2013, 2012 and 2011 exclude assets of discontinued operations of $37 million, $89 million and $131 million, respectively, which are recorded in prepaid expenses and other in the Company's Consolidated Balance Sheets.

(3)
Accrued liabilities as of January 31, 2013, 2012 and 2011 exclude liabilities of discontinued operations of $6 million, $26 million and $47 million, respectively, which are included in accrued liabilities in the Company's Consolidated Balance Sheets.

Free Cash Flow
We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated free cash flow of $12.7 billion, $10.7 billion and $10.9 billion for fiscal 2013, 2012 and 2011, respectively. The $2.0 billion increase in free cash flow for fiscal 2013 compared to fiscal 2012 was primarily due to higher income from continuing operations positively impacting net cash generated from operating activities and lower capital expenditures. The modest decline in free cash flow in fiscal 2012 compared to fiscal 2011 was primarily due to capital expenditures outpacing the growth in net cash generated from operating activities.
Free cash flow is considered a non-GAAP financial measure. Management believes, however, that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.
Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures as the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our Consolidated Statements of Cash Flows.
Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate our free cash flow may differ from the methods other companies use to calculate their free cash flow. We urge you to understand the methods used by other companies to calculate their free cash flow before comparing our free cash flow to that of such other companies.
The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, which we believe to be the GAAP financial measure most directly comparable to free cash flow, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Net cash provided by operating activities	$25,591	$24,255	$23,643
Payments for property and equipment	(12,898)	(13,510)	(12,699)
Free cash flow	$12,693	$10,745	$10,944

Net cash used in investing activities(1)	$(12,611)	$(16,609)	$(12,193)
Net cash used in financing activities	(11,972)	(8,458)	(12,028)

(1)	"Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.

Results of Operations
The following discussion of our results of operations is based on our continuing operations and excludes any results or discussion of our discontinued operations.
Consolidated Results of Operations

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2013	2012	2011
Total revenues	$469,162	$446,950	$421,849
Percentage change in total revenues from previous fiscal year	5.0%	6.0%	3.4%
Net sales	$466,114	$443,854	$418,952
Percentage change in net sales from previous fiscal year	5.0%	5.9%	3.4%
Total U.S. calendar comparable store and club sales	2.4%	1.6%	(0.6)%
Gross profit margin as a percentage of sales	24.4%	24.5%	24.8%
Operating income	$27,801	$26,558	$25,542
Operating income as a percentage of net sales	6.0%	6.0%	6.1%
Income from continuing operations	$17,756	$16,454	$15,959
Unit counts	10,773	10,130	8,970
Retail square feet	1,072	1,037	985
Our total revenues increased 5.0% and 6.0% for fiscal 2013 and 2012, respectively, when compared to the previous fiscal year as a result of increases in net sales, which increased 5.0% and 5.9% in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The increase in net sales for fiscal 2013 was due to 3.3% growth in retail square feet and positive comparable store and club sales. Additionally, net sales from acquisitions, through their respective anniversary dates, accounted for $4.0 billion of the increase in net sales. The increase in net sales was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates. The increase in net sales for fiscal 2012 was due to positive comparable store and club sales and 5.3% growth in retail square feet, which includes square feet added through acquisitions. Net sales from acquisitions in fiscal 2012 accounted for $4.7 billion of the increase in net sales and fluctuations in currency exchange rates positively impacted net sales by $4.0 billion.
Our gross profit as a percentage of sales ("gross profit rate") declined 12 and 33 basis points in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The decline in gross profit rate during fiscal 2013 is primarily due to the Walmart U.S. segment's strategic focus on price investment and low price leadership. During fiscal 2012, all three segments realized a decline in gross profit rate due to investments in price. Generally, our Walmart U.S. and Walmart International segments realize higher gross profit rates than our Sam's Club segment, which operates on lower margins as a membership club warehouse.
Operating expenses, as a percentage of net sales, were 19.1%, 19.2% and 19.4% for fiscal 2013, 2012 and 2011, respectively. In fiscal 2013 and 2012, operating expenses, as a percentage of net sales, decreased primarily due to our continued focus on expense management. We leveraged operating expenses in fiscal 2013 and 2012. We are working to reduce operating expenses as a percentage of sales by at least 100 basis points over a five-year period beginning with fiscal 2013 and achieved a 14 basis point reduction in fiscal 2013.

Operating income was $27.8 billion, $26.6 billion and $25.5 billion for fiscal 2013, 2012 and 2011, respectively. Operating income increased in fiscal 2013 and 2012, when compared to the previous fiscal year, primarily for the reasons described above. Fluctuations in currency exchange rates negatively impacted operating income $111 million in fiscal 2013 and positively impacted operating income $105 million and $231 million in fiscal 2012 and 2011, respectively.
Our effective income tax rate was 31.0% for fiscal 2013 compared with 32.6% and 32.2% for fiscal 2012 and 2011, respectively. The fiscal 2013 effective income tax rate was lower than the previous fiscal year primarily due to a number of discrete tax items, including the positive impact from fiscal 2013 legislative changes arising at the end of the fiscal year, most notably the American Taxpayer Relief Act of 2012. The fiscal 2012 effective income tax rate was largely consistent with that for fiscal 2011. The reconciliation from the U.S. statutory rate to the effective income tax rates for fiscal 2013, 2012 and 2011 is presented in Note 9 in the "Notes to Consolidated Financial Statements." Looking forward, we expect the annual effective income tax rate for fiscal year ended January 31, 2014 ("fiscal 2014") to range between 32.0% and 33.0%. As was the case with our effective income tax rate for fiscal 2013, our effective income tax rate may fluctuate from period to period due to a variety of factors, including changes in our assessment of certain tax contingencies, valuation allowances, changes in tax laws, outcomes of administrative audits, the impact of other discrete items and the mix of earnings among our U.S. and international operations where the statutory rates are generally lower than the U.S. statutory rate.
As a result of the factors discussed above, we reported $17.8 billion, $16.5 billion and $16.0 billion of income from continuing operations for fiscal 2013, 2012 and 2011, respectively. Diluted income per common share from continuing operations attributable to Walmart ("EPS") was $5.02, $4.54 and $4.18 in fiscal 2013, 2012 and 2011, respectively. For fiscal 2014, we expect EPS to range between $5.20 and $5.40, which includes incremental fiscal 2014 expenses of approximately $0.09 per share for our e-commerce operations.

Walmart U.S. Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2013	2012	2011
Net sales	$274,490	$264,186	$260,261
Percentage change in net sales from previous fiscal year	3.9%	1.5%	0.1%
Calendar comparable store sales	2.0%	0.3%	(1.5)%
Operating income	$21,500	$20,391	$19,941
Operating income as a percentage of net sales	7.8%	7.7%	7.7%
Unit counts	4,005	3,868	3,804
Retail square feet	641	627	617
Net sales for the Walmart U.S. segment increased 3.9% and 1.5% for fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The increase in net sales for fiscal 2013 compared to fiscal 2012 was due to a 2.0% increase in comparable store sales as a result of higher average ticket and an increase in customer traffic, combined with a 2.2% increase in retail square feet. The increase in net sales for fiscal 2012 compared to fiscal 2011 was primarily due to an increase of 1.6% in retail square feet.
Gross profit rate declined 16 basis points for fiscal 2013, when compared to the previous fiscal year, primarily due to our strategic focus on price investment and low price leadership. Gross profit rate was relatively flat in fiscal 2012 when compared to the previous fiscal year.
Operating expenses, as a percentage of segment net sales, declined 27 and 10 basis points during fiscal 2013 and 2012, respectively, when compared to the previous fiscal year, primarily due to our continued focus on productivity and expense management. As a result, Walmart U.S. leveraged operating expenses in fiscal 2013 and 2012.
As a result of the factors discussed above, operating income was $21.5 billion, $20.4 billion and $19.9 billion during fiscal 2013, 2012 and 2011, respectively. Walmart U.S. grew operating income faster than sales during fiscal 2013 and 2012.

Walmart International Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2013	2012	2011
Net sales	$135,201	$125,873	$109,232
Percentage change from previous fiscal year	7.4%	15.2%	12.1%
Operating income	$6,694	$6,182	$5,575
Operating income as a percentage of net sales	5.0%	4.9%	5.1%
Unit counts	6,148	5,651	4,557
Retail square feet	348	329	287
Net sales for the Walmart International segment increased 7.4% and 15.2% for fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The increase in net sales for fiscal 2013 was due to growth in retail square feet of 5.9% and positive comparable sales. In addition, net sales from acquisitions, through their respective anniversary dates, accounted for $4.0 billion of the increase in net sales. The increase in net sales was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates. The increase in net sales for fiscal 2012 was due to 14.7% growth in retail square feet, which includes square feet added through acquisitions. In fiscal 2012, acquisitions contributed $4.7 billion in sales and a positive impact of $4.0 billion from fluctuations in currency exchange rates.
Gross profit rate was flat in fiscal 2013, when compared to fiscal 2012. Gross profit rate decreased 46 basis points for fiscal 2012, when compared to fiscal 2011, due primarily to acquisitions included in the fiscal 2012 results and not in the fiscal 2011 results.
Operating expenses, as a percentage of segment net sales, decreased 22 and 19 basis points in fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. Walmart International leveraged operating expenses in fiscal 2013 and 2012, primarily due to our global focus on expense management. While each country is focused on leveraging operating expenses, the countries that generated the most leverage included Brazil, Chile and the United Kingdom in fiscal 2013 and the United Kingdom, Japan and Canada in fiscal 2012.
As a result of the factors discussed above, operating income was $6.7 billion, $6.2 billion and $5.6 billion for fiscal 2013, 2012 and 2011, respectively. Fluctuations in currency exchange rates negatively impacted operating income $111 million in fiscal 2013 and positively impacted operating income $105 million and $231 million in fiscal 2012 and 2011, respectively. Walmart International grew operating income faster than sales in fiscal 2013, but did not grow operating income faster than sales in fiscal 2012.

Sam's Club Segment
We believe the information in the following table under the caption "Excluding Fuel" is useful to investors because it permits investors to understand the effect that fuel sales, which are impacted by the volatility of fuel prices, has on the operating results of the Sam's Club segment. Volatility in fuel prices may continue to impact the operating results of the Sam's Club segment in the future.

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2013	2012	2011
Including fuel
Net sales	$56,423	$53,795	$49,459
Percentage change from previous fiscal year	4.9%	8.8%	3.5%
Calendar comparable club sales	4.1%	8.4%	3.9%
Operating income	$1,963	$1,848	$1,695
Operating income as a percentage of net sales	3.5%	3.4%	3.4%
Unit counts	620	611	609
Retail square feet	83	82	81

Excluding fuel
Net sales	$49,789	$47,616	$45,193
Percentage change from previous fiscal year	4.6%	5.4%	1.4%
Calendar comparable club sales	3.8%	5.0%	1.9%
Operating income	$1,916	$1,809	$1,675
Operating income as a percentage of net sales	3.8%	3.8%	3.7%
Net sales for Sam's Club increased 4.9% and 8.8% for fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The net sales increase in fiscal 2013 was primarily due to positive comparable club sales, driven by an increase in customer traffic and average ticket. The addition of nine new clubs in fiscal 2013 also helped increase net sales. The net sales increase in fiscal 2012 was primarily due to positive comparable club sales, driven by an increase in customer traffic and average ticket and higher fuel sales. Higher fuel sales, resulting from higher fuel prices and increased gallons sold, positively impacted comparable sales by 340 basis points during fiscal 2012.
Gross profit rate was flat in fiscal 2013 when compared to fiscal 2012 and was not impacted by fuel. In fiscal 2012, gross profit rate decreased 41 basis points when compared to fiscal 2011, driven by the highly competitive retail environment, as well as inflation and high fuel costs. In fiscal 2012, fuel costs negatively impacted the comparison by 33 basis points.
Operating expenses, as a percentage of net sales, decreased 9 and 55 basis points for fiscal 2013 and 2012, respectively, when compared to the previous fiscal year. The fiscal 2013 decrease was due to improved wage management, a benefit related to a prior year overpayment of state excise taxes and the extent of club remodels. In fiscal 2012, the decrease was due to the impact of fuel, which positively impacted the comparison by 31 basis points, and improved wage management. Sam's Club leveraged operating expenses during fiscal 2013 and 2012.
As a result of the factors discussed above, as well as continued growth in membership and other income, operating income was $2.0 billion, $1.8 billion and $1.7 billion for fiscal 2013, 2012 and 2011, respectively. Sam's Club grew operating income faster than sales in fiscal 2013 and 2012.

Liquidity and Capital Resources
Liquidity
Cash flows provided by operating activities have historically supplied us with a significant source of liquidity. We use these cash flows, supplemented with long-term debt and short-term borrowings, to fund our operations and global expansion activities. Generally, some or all of the remaining available cash flow, if any, funds all or part of the dividends on our common stock and share repurchases.

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Net cash provided by operating activities	$25,591	$24,255	$23,643
Payments for property and equipment	(12,898)	(13,510)	(12,699)
Free cash flow	$12,693	$10,745	$10,944

Net cash used in investing activities(1)	$(12,611)	$(16,609)	$(12,193)
Net cash used in financing activities	(11,972)	(8,458)	(12,028)

(1)	"Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.
Cash Flows Provided by Operating Activities
Cash flows provided by operating activities were $25.6 billion, $24.3 billion and $23.6 billion for fiscal 2013, 2012 and 2011, respectively. The increase in cash flows provided by operating activities in fiscal 2013 and 2012, when compared to the previous fiscal year, is primarily due to higher income from continuing operations.
Cash Equivalents and Working Capital
Cash and cash equivalents were $7.8 billion and $6.6 billion at January 31, 2013 and 2012, respectively. Our working capital deficits were $11.9 billion and $7.3 billion at January 31, 2013 and 2012, respectively. The increase in our working capital deficit is primarily attributable to the increase in our long-term debt due within one year, as well as an increase in accrued income taxes. We generally operate with a working capital deficit due to our efficient use of cash in funding operations and in providing returns to our shareholders in the form of stock repurchases and payments of dividends.
We employ financing strategies in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipate our domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings, or both). Accordingly, we intend, with only certain limited exceptions, to continue to permanently reinvest the Company's cash and cash equivalents held outside of the U.S. in our foreign operations. If our intentions were to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2013 and January 31, 2012, cash and cash equivalents of approximately $876 million and $768 million, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions. We do not expect local laws, other limitations or potential taxes on anticipated future repatriations of amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.

Cash Flows Used in Investing Activities
Cash flows used in investing activities generally consist of payments for property and equipment, which were $12.9 billion, $13.5 billion and $12.7 billion for fiscal 2013, 2012 and 2011, respectively. These capital expenditures primarily relate to new store growth, as well as remodeling costs for existing stores. We are focused on lowering the average cost of remodels in order to shift more capital to new stores, while lowering the amount of overall capital expenditures. Cash flows used in investing activities also consist of payments for investments and business acquisitions, net of cash acquired, which were of $0.3 billion, $3.5 billion and $0.2 billion for fiscal 2013, 2012 and 2011, respectively.
Global Expansion Activities
In addition to our growth in retail square feet discussed throughout the "Results of Operations" discussion, we also experienced global expansion in e-commerce in each of our segments during fiscal 2013, with Walmart U.S. and Sam's Club focused on the e-commerce market in the U.S. and Walmart International focused on the international e-commerce markets in countries outside of the U.S., primarily the United Kingdom, Brazil and China. Some of our fiscal 2013 e-commerce accomplishments included developing pricing optimization tools, mobile applications and a new search engine available on our various websites. Each of these accomplishments further supports our segment operations and helps us save people money so they can live better. Our Walmart International segment also increased its investment in Newheight Holdings Ltd, a holding company that owns Yihaodian, an e-commerce business in China, to approximately 51% during fiscal 2013.
Our fiscal 2014 global expansion plans include growing our retail square feet and expanding our e-commerce capabilities, which we plan to finance primarily through cash flows from operations and future debt financings. The following table provides our estimated range for fiscal 2014 capital expenditures, as well as our estimated range for growth in retail square feet. Our anticipated e-commerce capital expenditures are included in our estimated range for fiscal 2014 capital expenditures. The amounts in the table do not include capital expenditures or growth in retail square feet from any future acquisitions.

	Fiscal 2014 Projected Capital Expenditures (in billions)			Fiscal 2014 Projected Growth in Retail Square Feet (in thousands)
Walmart U.S.	$5.5	to	$6.0	15,000	to	17,000
Walmart International	4.5	to	5.0	20,000	to	22,000
Sam's Club	1.0	to	1.0	1,000	to	1,000
Other Unallocated	1.0	to	1.0	—	to	—
Total	$12.0	to	$13.0	36,000	to	40,000
The following table represents the allocation of our capital expenditures for property and equipment:

(Amounts in millions)	Allocation of Capital Expenditures Fiscal Years Ending January 31,
Capital Expenditures	2013	2012
New stores and clubs, including expansions and relocations	$4,340	$3,735
Information systems, distribution, e-commerce and other	2,922	2,852
Remodels	995	1,648
Total U.S.	8,257	8,235
Walmart International	4,641	5,275
Total capital expenditures	$12,898	$13,510

Cash Flows Used in Financing Activities
Cash flows used in financing activities generally consist of transactions related to our short-term borrowings and long-term debt, as well as dividends paid and share repurchases.
Short-Term Borrowings
Short-term borrowings increased $2.8 billion for fiscal 2013, compared to an increase of $3.0 billion during the same period in the previous fiscal year. From time to time, we utilize the liquidity under our short-term borrowing programs to fund our operations, dividend payments, share repurchases, capital expenditures and for other cash requirements and corporate purposes, as needed. As a result, we have continued to utilize the favorable interest rates available on our commercial paper and increased our short-term borrowings during the fiscal years ended January 31, 2013 and 2012.
Long-Term Debt
We did not complete any significant long-term debt issuances during fiscal 2013, due in part to our free cash flow of $12.7 billion, as well as our continued use of short-term borrowings. Proceeds from the issuance of long-term debt during fiscal 2012 and 2011 were $5.1 billion and $11.4 billion, respectively, which were used to pay down or refinance existing debt and for other general corporate purposes.
Dividends
Our total dividend payments were $5.4 billion, $5.0 billion and $4.4 billion for fiscal 2013, 2012 and 2011, respectively. On February 21, 2013, the Board of Directors approved an increase in the annual dividend for fiscal 2014 to $1.88 per share, an increase of approximately 18% over the $1.59 per share dividend paid in fiscal 2013. For fiscal 2014, the annual dividend will be paid in four quarterly installments of $0.47 per share, according to the following record and payable dates:

Record Date	Payable Date
March 12, 2013	April 1, 2013
May 10, 2013	June 3, 2013
August 9, 2013	September 3, 2013
December 6, 2013	January 2, 2014
Company Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. The current $15.0 billion share repurchase program has no expiration date or other restriction limiting the period over which the Company can make share repurchases under the program. At January 31, 2013, authorization for $3.7 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
We consider several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of the Company's common stock. Cash paid for share repurchases during fiscal 2013, 2012 and 2011, was as follows:

Share Repurchases	Total Number of Shares Repurchased (in millions)	Average Price Paid per Share (in dollars)	Total Investment (in billions)
Fiscal year ended January 31, 2013	113.2	$67.15	$7.6
Fiscal year ended January 31, 2012	115.3	54.64	6.3
Fiscal year ended January 31, 2011	279.1	53.03	14.8

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
Our access to the commercial paper and long-term debt markets has historically provided us with adequate sources of liquidity. We anticipate no difficulty in obtaining financing from those markets in the future due to our favorable experiences in the debt markets in the recent past. Our ability to continue to access the commercial paper and long-term debt markets with favorable interest rates and other terms will depend, to a significant degree, on the ratings assigned by the credit rating agencies to our indebtedness continuing to be at or above the level of our current ratings. At January 31, 2013, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

Rating agency	Commercial paper	Long-term debt
Standard & Poor's	A-1+	AA
Moody's Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
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
To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt-to-total capitalization as support for our long-term financing decisions.  At January 31, 2013 and 2012, the ratio of our debt-to-total capitalization was 41.5% and 42.8%, respectively. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due within one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus total Walmart shareholders' equity. The decrease in our debt-to-capital ratio resulted from our growth in retained earnings, although we returned $13.0 billion to shareholders in the form of dividends and share repurchases, our retained earnings grew $4.3 billion in fiscal 2013, primarily due to a $17.0 billion increase in consolidated net income attributable to Walmart.

Contractual Obligations and Other Commercial Commitments
The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments:

		Payments Due During Fiscal Years Ending January 31,
(Amounts in millions)	Total	2014	2015-2016	2017-2018	Thereafter
Recorded contractual obligations:
Long-term debt(1)	$43,981	$5,587	$8,315	$2,255	$27,824
Short-term borrowings	6,805	6,805	—	—	—
Capital lease obligations(2)	6,268	620	1,119	939	3,590
Unrecorded contractual obligations:
Non-cancelable operating leases	16,803	1,722	3,078	2,630	9,373
Estimated interest on long-term debt	31,632	1,853	3,382	3,107	23,290
Trade letters of credit	2,726	2,726	—	—	—
Purchase obligations	4,458	3,394	1,010	50	4
Total commercial commitments	$112,673	$22,707	$16,904	$8,981	$64,081

(1)	"Long-term debt" includes certain derivative fair value adjustments.

(2)	"Capital lease obligations" includes executory costs and imputed interest related to capital lease obligations that are not yet recorded. Refer to Note 11 for more information.
Additionally, the Company has approximately $16.3 billion in undrawn lines of credit and standby letters of credit which, if drawn upon, would be included in the liabilities section of the Company's Consolidated Balance Sheets.
Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2013, and management's forecasted market rates for our variable rate debt.
Purchase obligations include legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition and license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid with respect to some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.
In addition to the amounts shown in the table above, $818 million of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment, if any, associated with these liabilities is uncertain. Refer to Note 9 in the "Notes to Consolidated Financial Statements" for additional discussion of unrecognized tax benefits.

Off Balance Sheet Arrangements
In addition to the unrecorded contractual obligations presented above, we have entered into certain arrangements, as discussed below, for which the timing of payment, if any, is unknown.
In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2013, the aggregate termination payment would have been $104 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.
The Company has future lease commitments for land and buildings for approximately 366 future locations. These lease commitments have lease terms ranging from 4 to 50 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $82 million for fiscal 2014, based on current cost estimates.
Market Risk
In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and fluctuations in currency exchange rates.
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
The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, including forward starting interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2013.

	Expected Maturity Date
(Amounts in millions)	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018	Thereafter	Total
Liabilities
Short-term borrowings:
Variable rate	$6,805	$—	$—	$—	$—	$—	$6,805
Weighted-average interest rate	0.1%	—%	—%	—%	—%	—%	0.1%
Long-term debt:
Fixed rate	$4,542	$3,569	$4,235	$1,127	$1,128	$27,824	$42,425
Weighted-average interest rate	3.9%	2.3%	2.3%	2.8%	5.4%	5.3%	4.6%
Variable rate	$1,045	$184	$327	$—	$—	$—	$1,556
Weighted-average interest rate	3.0%	0.9%	0.6%	—%	—%	—%	2.3%
Interest rate derivatives
Interest rate swaps:
Variable to fixed(1)	$3,045	$2,684	$327	$—	$—	$—	$6,056
Weighted-average pay rate	2.5%	2.7%	0.9%	—%	—%	—%	2.5%
Weighted-average receive rate	0.4%	0.3%	0.6%	—%	—%	—%	0.4%
Fixed to variable	$2,445	$1,000	$—	$—	$—	$—	$3,445
Weighted-average pay rate	0.7%	0.3%	—%	—%	—%	—%	0.6%
Weighted-average receive rate	5.0%	3.1%	—%	—%	—%	—%	4.4%

(1)
Forward starting interest rate swaps have been included in the fiscal 2014 and 2015 maturity categories based on when the related hedged forecasted debt issuances, and corresponding swap terminations, are expected to occur.

As of January 31, 2013, our variable rate borrowings, including the effect of our commercial paper and interest rate swaps, represented 23% of our total short-term and long-term debt. Based on January 31, 2013 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $47 million.

Foreign Currency Risk
We are exposed to fluctuations in foreign currency exchange rates as a result of our net investments and operations in countries other than the United States. We hedge a portion of our foreign currency risk by entering into currency swaps and designating certain foreign-currency-denominated long-term debt as net investment hedges.
We hold currency swaps to hedge the currency exchange component of our net investments and also to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps was in an asset position of $453 million and $313 million at January 31, 2013 and 2012, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate at January 31, 2013 would have resulted in a loss or gain in the value of the swaps of $241 million. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2013 would have resulted in a loss or gain in value of the swaps of $51 million.
In addition to currency swaps, we have designated foreign-currency-denominated long-term debt as nonderivative hedges of net investments of certain of our foreign operations. At January 31, 2013 and January 31, 2012, we had £2.5 billion and £3.0 billion, respectively, of outstanding long-term debt designated as a hedge of our net investment in the United Kingdom. At January 31, 2013, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $360 million. In addition, we have outstanding long-term debt of ¥275 billion at January 31, 2013 and January 31, 2012, that was designated as a hedge of our net investment in Japan. At January 31, 2013, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $273 million.
Other Matters
We discuss our existing FCPA investigation and related matters in the Annual Report on Form 10-K for fiscal 2013, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," under the sub-caption "FCPA Investigation and Related Matters." We also discuss various legal proceedings related to the FCPA investigation in Item 3 of the Form 10-K under the caption "Item 3. Legal Proceedings," under the sub-caption "II. Certain Other Proceedings."

Summary of Critical Accounting Estimates
Management strives to report our financial results in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing the Company's Consolidated Financial Statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.
Management continually reviews our accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our critical accounting estimates and how they are applied in preparation of the financial statements.
Inventories
We value inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam's Club segment's merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method.
Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping's retail value. The FIFO cost-to-retail ratio is generally based on the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO provision is based on the initial margin of the fiscal year purchase activity less the impact of any permanent markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost, as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.
When necessary, we record a LIFO provision for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2013 and 2012, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
We provide for estimated inventory losses ("shrinkage") between physical inventory counts on the basis of a percentage of sales. Following annual inventory counts, the provision is adjusted to reflect updated historical results.

Impairment of Assets
We evaluate long-lived assets other than goodwill and assets with indefinite lives for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, such as operating income and cash flows. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally at the individual store level or, in certain circumstances, at the market group level. The variability of these factors depends on a number of conditions, including uncertainty about future events and changes in demographics. Thus, our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require impairment tests be performed, which could result in management determining the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets.
Goodwill and other indefinite-lived acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. Generally, this evaluation begins with a qualitative assessment to determine whether a quantitative impairment test is necessary. If we determine, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative impairment test would be required. The quantitative test for impairment requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, we have generated sufficient returns within the applicable reporting units to recover the cost of goodwill and other indefinite-lived acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.
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

Forward-Looking Statements
This Annual Report contains statements that Walmart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Those forward-looking statements include statements in Management's Discussion and Analysis of Financial Condition and Results of Operations: under the caption "Overview" with respect to the volatility of currency exchange rates possibly affecting the results, including net sales and operating income, of Walmart and its Walmart International segment in the future; under the captions "Company Performance Metrics" and "Company Performance Metrics-Leverage-Operating Income" with respect to Walmart's objectives of growing net sales at a faster rate than operating expenses and growing operating income at a faster rate than net sales; under the caption "Results of Operations-Consolidated Results of Operations" with respect to our goal of reducing our operating expenses as a percentage of sales by at least 100 basis points over a five-year period, regarding the possible fluctuation of our effective tax rate over future periods and with respect to management's expectation that our diluted earnings per share from continuing operations attributable to Walmart for the fiscal year ending January 31, 2014 will be within the range of $5.20 and $5.40 per share, and the earnings per share will include incremental expenses of approximately $0.09 per share for Walmart's e-commerce business; under the caption "Results of Operations-Sam's Club Segment" with respect to the volatility of fuel prices possibly continuing to affect the operating results of Walmart's Sam's Club segment in the future; under the caption "Liquidity and Capital Resources-Cash Flows Provided by Operating Activities-Cash Equivalents and Working Capital," as well as in Note 1 to our Consolidated Financial Statements, regarding our ability to meet our liquidity needs through sources other than the cash we hold outside of the United States, our intention to permanently reinvest cash held outside of the United States, and our ability to repatriate cash held outside of the United States; under the caption "Liquidity and Capital Resources-Cash Flows Used in Investing Activities-Global Expansion Activities" with respect to Walmart's fiscal 2014 global expansion plans including growing our retail square feet and expanding our e-commerce capabilities and our plans to finance that expansion primarily through cash flows and future debt financings, with respect to Walmart's estimated range of capital expenditures (including e-commerce capital expenditures) in fiscal 2014 for the Walmart U.S. segment, the Walmart International segment, the Sam's Club segment, in the "other unallocated" category and in total, with respect to the estimated/projected growth in retail square feet in total and by reportable segment in fiscal 2014; under the caption "Liquidity and Capital Resources-Cash Flows Used in Financing Activities-Dividends," as well as in Note 15 to our Consolidated Financial Statements and elsewhere in this Annual Report under the caption "Dividends payable per share," regarding the payment of the dividend on our shares of common stock in fiscal 2014, the expected payment of certain installments of the dividend on our shares of common stock on certain dates in fiscal 2014 and the expected total amount of the dividend per share to be paid in fiscal 2014; under the caption "Liquidity and Capital Resources-Capital Resources" with respect to Walmart's ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and short-term borrowings, Walmart's anticipated funding of any shortfall in cash to pay dividends and to fund capital expenditures with short-term borrowings and long-term debt, Walmart's plan to refinance existing long-term debt as it matures and its anticipation that it may obtain additional long-term financing for other corporate purposes, Walmart's ability to obtain financing from the commercial paper and long-term debt markets, the factors that influence Walmart's ability to access those markets on favorable terms and the factors that could adversely affect Walmart's ability to access those markets on favorable terms; and under the caption "Liquidity and Capital Resources-Off Balance Sheet Arrangements" with respect to the amount of increases in payments under operating leases if certain leases are executed.
These forward-looking statements also include statements in: Note 3 to our Consolidated Financial Statements regarding the weighted-average periods over which certain compensation cost is expected to be recognized; Note 9 to our Consolidated Financial Statements regarding the possible reduction of U.S. tax liability on accumulated but undistributed earnings of our non-U.S. subsidiaries, the realization of certain deferred tax assets, possible reduction of unrecognized tax benefits, and the reasons for such reductions, the magnitude of their impact on our results of operations and financial condition and the possibility that the resolution of a group of related matters might result in a material liability to Walmart; and Note 10 to our Consolidated Financial Statements regarding an adverse decision in, or settlement of, certain litigation to which Walmart is a party possibly resulting in material liability to Walmart and respecting management's expectations that the certain matters relating to an FCPA investigation will not have a material adverse effect on its business. The section of this Annual Report captioned "Walmart U.S." includes a forward-looking statement that relates to management's expectation for the Walmart U.S. segment to add retail square feet within a certain range and to open a number of new units within a certain range in fiscal 2014. The section of this Annual Report captioned "Sam's Club" includes a forward-looking statement that relates to management's expectation for the Sam's Club segment opening a certain number of new clubs and expanding or relocating a certain number of other clubs in fiscal 2014. The section of this Annual Report captioned "Global eCommerce" includes forward-looking statements that relate to management's goals for our e-commerce operations. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases "aim," "allocation," "anticipate," "anticipated," "commitment," "could be," "could potentially be," "could reduce," "estimated," "expansion," "expect," "goal," "grow," "intend," "is expected," "may continue," "may fluctuate," "may impact," "may not be," "may result," "objective," "objectives," "plan," "plans," "projected," "to reduce," "will be," "will be paid," "will depend," "will have," "will open," "will … reduce," "will strengthen," "would be," and "would increase," and other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance, future initiatives and the anticipation and expectations of Walmart and its management as to future occurrences and trends.
The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, that could materially affect our financial performance, our results of operations, including our sales, earnings per share or comparable store sales or comparable club sales and our effective income tax rate for any period and our business operations, business strategy, plans, goals or objectives. These factors include, but are not limited to: general economic conditions, including changes in the economy of the United States or other specific markets in which we operate, economic instability, changes in the monetary policies of the United States, the Board of Governors of the Federal Reserve System, other governments or central banks, economic crises and disruptions in the financial markets, including as a result of sovereign debt crises, governmental budget deficits, unemployment and partial employment levels, employment conditions within our markets, credit availability to consumers and businesses, levels of consumer disposable income, consumer confidence, consumer credit availability, consumer spending patterns, consumer debt levels, consumer preferences, the timing of receipt of tax refund checks by consumers, inflation, deflation, commodity prices, the cost of the goods we sell, competitive pressures, the seasonality of our business, seasonal buying patterns in the United States and our other markets, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the selling prices of fuel, the cost of healthcare and other benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability of acceptable building sites for new stores, clubs and other formats, availability of qualified labor pools in the specific markets in which we operate, zoning, land use and other regulatory restrictions, competitive pressures, accident-related costs, weather conditions, patterns and events, climate change, catastrophic events and natural disasters, as well as storm and other damage to our stores, clubs, distribution and other facilities, store closings and other limitations on our customers' access to our stores and clubs resulting from such events and disasters, disruption in the availability of our online shopping sites on the internet, cyberattacks on our information systems, disruption in our supply chain, including availability and transport of goods from domestic and foreign suppliers, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax, labor and other laws and regulations that affect our business, including changes in corporate and personal tax rates and the imposition of new taxes and surcharges, costs of compliance with laws and regulations, the mix of our earnings from our United States and foreign operations, changes in our assessment of certain tax contingencies, valuation allowances, outcome of administrative audits, the impact of discrete items on our effective tax rate, the resolution of tax matters, developments in and the outcome of legal and regulatory proceedings to which we are a party or are subject and the expenses associated therewith, currency exchange rate fluctuations and volatility, fluctuations in market rates of interest, and other conditions and events affecting domestic and global financial and capital markets, public health emergencies, economic and geo-political conditions and events, including civil unrest and disturbances and terrorist attacks. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty.
The foregoing list of factors that may affect our business operations and financial performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." We filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2013, with the SEC on March 26, 2013. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate and assumptions that we believe to be reasonable at the time such forward-looking statements are made. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstances, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Wal-Mart Stores, Inc.
Consolidated Statements of Income

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2013	2012	2011
Revenues:
Net sales	$466,114	$443,854	$418,952
Membership and other income	3,048	3,096	2,897
Total revenues	469,162	446,950	421,849
Costs and expenses:
Cost of sales	352,488	335,127	314,946
Operating, selling, general and administrative expenses	88,873	85,265	81,361
Operating income	27,801	26,558	25,542
Interest:
Debt	1,977	2,034	1,928
Capital leases	274	288	277
Interest income	(187)	(162)	(201)
Interest, net	2,064	2,160	2,004
Income from continuing operations before income taxes	25,737	24,398	23,538
Provision for income taxes:
Current	7,999	6,742	6,703
Deferred	(18)	1,202	876
Total provision for income taxes	7,981	7,944	7,579
Income from continuing operations	17,756	16,454	15,959
Income (loss) from discontinued operations, net of income taxes	—	(67)	1,034
Consolidated net income	17,756	16,387	16,993
Less consolidated net income attributable to noncontrolling interest	(757)	(688)	(604)
Consolidated net income attributable to Walmart	$16,999	$15,699	$16,389

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$5.04	$4.56	$4.20
Basic income (loss) per common share from discontinued operations attributable to Walmart	—	(0.02)	0.28
Basic net income per common share attributable to Walmart	$5.04	$4.54	$4.48

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$5.02	$4.54	$4.18
Diluted income (loss) per common share from discontinued operations attributable to Walmart	—	(0.02)	0.29
Diluted net income per common share attributable to Walmart	$5.02	$4.52	$4.47

Weighted-average common shares outstanding:
Basic	3,374	3,460	3,656
Diluted	3,389	3,474	3,670
Dividends declared per common share	$1.59	$1.46	$1.21
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Comprehensive Income

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Consolidated net income	$17,756	$16,387	$16,993
Less consolidated net income attributable to nonredeemable noncontrolling interest	(684)	(627)	(584)
Less consolidated net income attributable to redeemable noncontrolling interest	(73)	(61)	(20)
Consolidated net income attributable to Walmart	16,999	15,699	16,389

Other comprehensive income (loss), net of income taxes
Currency translation and other	1,042	(2,758)	1,137
Derivative instruments	136	(67)	(17)
Minimum pension liability	(166)	43	(145)
Other comprehensive income (loss), net of income taxes	1,012	(2,782)	975
Less other comprehensive income (loss) attributable to nonredeemable noncontrolling interest	(138)	660	(162)
Less other comprehensive income (loss) attributable to redeemable noncontrolling interest	(51)	66	(97)
Other comprehensive income (loss) attributable to Walmart	823	(2,056)	716

Comprehensive income, net of income taxes	18,768	13,605	17,968
Less comprehensive income (loss) attributable to nonredeemable noncontrolling interest	(822)	33	(746)
Less comprehensive income (loss) attributable to redeemable noncontrolling interest	(124)	5	(117)
Comprehensive income attributable to Walmart	$17,822	$13,643	$17,105
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Balance Sheets

	As of January 31,
(Amounts in millions)	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$7,781	$6,550
Receivables, net	6,768	5,937
Inventories	43,803	40,714
Prepaid expenses and other	1,588	1,774
Total current assets	59,940	54,975
Property and equipment:
Property and equipment	165,825	155,002
Less accumulated depreciation	(51,896)	(45,399)
Property and equipment, net	113,929	109,603
Property under capital leases:
Property under capital leases	5,899	5,936
Less accumulated amortization	(3,147)	(3,215)
Property under capital leases, net	2,752	2,721

Goodwill	20,497	20,651
Other assets and deferred charges	5,987	5,456
Total assets	$203,105	$193,406

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$6,805	$4,047
Accounts payable	38,080	36,608
Accrued liabilities	18,808	18,180
Accrued income taxes	2,211	1,164
Long-term debt due within one year	5,587	1,975
Obligations under capital leases due within one year	327	326
Total current liabilities	71,818	62,300

Long-term debt	38,394	44,070
Long-term obligations under capital leases	3,023	3,009
Deferred income taxes and other	7,613	7,862
Redeemable noncontrolling interest	519	404

Commitments and contingencies

Equity:
Common stock	332	342
Capital in excess of par value	3,620	3,692
Retained earnings	72,978	68,691
Accumulated other comprehensive income (loss)	(587)	(1,410)
Total Walmart shareholders' equity	76,343	71,315
Nonredeemable noncontrolling interest	5,395	4,446
Total equity	81,738	75,761
Total liabilities and equity	$203,105	$193,406
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Shareholders' Equity

					Accumulated	Total
			Capital in		Other	Walmart	Nonredeemable
(Amounts in millions and exclude redeemable noncontrolling interest)	Common Stock		Excess of	Retained	Comprehensive	Shareholders'	Noncontrolling	Total
	Shares	Amount	Par Value	Earnings	Income (Loss)	Equity	Interest	Equity
Balances as of February 1, 2010	3,786	$378	$3,803	$66,357	$(70)	$70,468	$2,180	$72,648
Consolidated net income	—	—	—	16,389	—	16,389	584	16,973
Other comprehensive income, net of income taxes	—	—	—	—	716	716	162	878
Cash dividends declared ($1.21 per share)	—	—	—	(4,437)	—	(4,437)	—	(4,437)
Purchase of Company stock	(280)	(28)	(487)	(14,319)	—	(14,834)	—	(14,834)
Other	10	2	261	(23)	—	240	(221)	19
Balances as of January 31, 2011	3,516	352	3,577	63,967	646	68,542	2,705	71,247
Consolidated net income	—	—	—	15,699	—	15,699	627	16,326
Other comprehensive income, net of income taxes	—	—	—	—	(2,056)	(2,056)	(660)	(2,716)
Cash dividends declared ($1.46 per share)	—	—	—	(5,048)	—	(5,048)	—	(5,048)
Purchase of Company stock	(113)	(11)	(229)	(5,930)	—	(6,170)	—	(6,170)
Nonredeemable noncontrolling interest of acquired entity	—	—	—	—	—	—	1,988	1,988
Other	15	1	344	3	—	348	(214)	134
Balances as of January 31, 2012	3,418	342	3,692	68,691	(1,410)	71,315	4,446	75,761
Consolidated net income	—	—	—	16,999	—	16,999	684	17,683
Other comprehensive income, net of income taxes	—	—	—	—	823	823	138	961
Cash dividends declared ($1.59 per share)	—	—	—	(5,361)	—	(5,361)	—	(5,361)
Purchase of Company stock	(115)	(11)	(357)	(7,341)	—	(7,709)	—	(7,709)
Nonredeemable noncontrolling interest of acquired entity	—	—	—	—	—	—	469	469
Other	11	1	285	(10)	—	276	(342)	(66)
Balances as of January 31, 2013	3,314	$332	$3,620	$72,978	$(587)	$76,343	$5,395	$81,738
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Cash Flows

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Cash flows from operating activities:
Consolidated net income	$17,756	$16,387	$16,993
Loss from discontinued operations, net of income taxes	—	67	(1,034)
Income from continuing operations	17,756	16,454	15,959
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	8,501	8,130	7,641
Deferred income taxes	(133)	1,050	651
Other operating activities	527	398	1,087
Changes in certain assets and liabilities, net of effects of acquisitions:
Receivables, net	(614)	(796)	(733)
Inventories	(2,759)	(3,727)	(3,205)
Accounts payable	1,061	2,687	2,676
Accrued liabilities	271	(935)	(280)
Accrued income taxes	981	994	(153)
Net cash provided by operating activities	25,591	24,255	23,643

Cash flows from investing activities:
Payments for property and equipment	(12,898)	(13,510)	(12,699)
Proceeds from the disposal of property and equipment	532	580	489
Investments and business acquisitions, net of cash acquired	(316)	(3,548)	(202)
Other investing activities	71	(131)	219
Net cash used in investing activities	(12,611)	(16,609)	(12,193)

Cash flows from financing activities:
Net change in short-term borrowings	2,754	3,019	503
Proceeds from issuance of long-term debt	211	5,050	11,396
Payments of long-term debt	(1,478)	(4,584)	(4,080)
Dividends paid	(5,361)	(5,048)	(4,437)
Purchase of Company stock	(7,600)	(6,298)	(14,776)
Other financing activities	(498)	(597)	(634)
Net cash used in financing activities	(11,972)	(8,458)	(12,028)

Effect of exchange rates on cash and cash equivalents	223	(33)	66

Net increase (decrease) in cash and cash equivalents	1,231	(845)	(512)
Cash and cash equivalents at beginning of year	6,550	7,395	7,907
Cash and cash equivalents at end of year	$7,781	$6,550	$7,395

Supplemental disclosure of cash flow information:
Income taxes paid	$7,304	$5,899	$6,984
Interest paid	2,262	2,346	2,163
See accompanying notes.

Wal-Mart Stores, Inc.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
General
Wal-Mart Stores, Inc. ("Walmart" or the "Company") operates retail stores in various formats under 69 banners around the world, aggregated into three reportable segments: Walmart U.S., Walmart International and Sam's Club. Walmart is committed to saving people money so they can live better. Walmart earns the trust of its customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP") while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is the Company's pricing philosophy under which it prices items at a low price every day so its customers trust that its prices will not change under frequent promotional activity.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Walmart and its subsidiaries as of and for the fiscal years ended January 31, 2013 ("fiscal 2013"), January 31, 2012 ("fiscal 2012") and January 31, 2011 ("fiscal 2011"). All material intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates, which are 50% or less owned, are accounted for primarily using the equity method. These investments are immaterial to the Company's Consolidated Financial Statements.
The Company's Consolidated Financial Statements are based on a fiscal year ending on January 31 for the United States ("U.S.") and Canadian operations. The Company consolidates all other operations generally using a one-month lag and based on a calendar year. There were no significant intervening events during January 2013 that materially affected the Consolidated Financial Statements.
Use of Estimates
The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management's estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.
Cash and Cash Equivalents
The Company considers investments with a maturity when purchased of three months or less to be cash equivalents. All credit card, debit card and electronic benefits transfer transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $1.3 billion and $1.2 billion at January 31, 2013 and 2012, respectively. In addition, cash and cash equivalents includes restricted cash of $715 million and $547 million at January 31, 2013 and 2012, respectively, which is primarily related to cash collateral holdings from various counterparties, as required by certain derivative and trust agreements.
The Company's cash balances are held in various locations around the world. Of the Company's $7.8 billion and $6.6 billion of cash and cash equivalents at January 31, 2013 and 2012, respectively, $5.2 billion and $5.6 billion, respectively, were held outside of the U.S. and are generally utilized to support liquidity needs in the Company's foreign operations.
The Company employs financing strategies in an effort to ensure that cash can be made available in the country in which it is needed with the minimum cost possible. Management does not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipates its domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings, or both). Accordingly, management intends, with only certain limited exceptions, to continue to permanently reinvest the Company's cash and cash equivalents in its foreign operations. If the Company's current intentions were to change, most of the amounts held within the Company's foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2013 and 2012, cash and cash equivalents of approximately $876 million and $768 million, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions. Management does not expect local laws, other limitations or potential taxes on anticipated future repatriations of amounts held outside of the U.S. to have a material effect on the Company's overall liquidity, financial condition or results of operations.

Receivables
Receivables are stated at their carrying values, net of a reserve for doubtful accounts. Receivables consist primarily of amounts due from the following:

•	Insurance companies resulting from pharmacy sales;

•	Banks for customer credit cards, debit cards and electronic bank transfers that take in excess of seven days to process;

•	Consumer financing programs in certain international operations;

•	Suppliers for marketing or incentive programs; and

•	Real estate transactions.
The Walmart International segment offers a limited number of consumer credit products, primarily through its financial institutions in select countries. The receivable balance from consumer credit products was $1.2 billion, net of a reserve for doubtful accounts of $115 million, at January 31, 2013, compared to a receivable balance of $1.0 billion, net of a reserve for doubtful accounts of $63 million, at January 31, 2012. These balances are included in receivables, net, in the Company's Consolidated Balance Sheets.
Inventories
The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Walmart International segment's inventories are primarily valued by the retail method of accounting, using the first-in, first-out ("FIFO") method. The Sam's Club segment's inventories are valued based on weighted-average cost using the LIFO method. At January 31, 2013 and 2012, the Company's inventories valued at LIFO approximate those inventories as if they were valued at FIFO.
Property and Equipment
Property and equipment are stated at cost. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. The following table summarizes the Company's property and equipment balances and includes the estimated useful lives that are generally used to depreciate the assets on a straight-line basis:

		Fiscal Years Ended January 31,
(Amounts in millions)	Estimated Useful Lives	2013	2012
Land	N/A	$25,612	$23,499
Buildings and improvements	3-40 years	90,686	84,275
Fixtures and equipment	3-25 years	40,903	39,234
Transportation equipment	3-15 years	2,796	2,682
Construction in progress	N/A	5,828	5,312
Property and equipment		$165,825	$155,002
Accumulated depreciation		(51,896)	(45,399)
Property and equipment, net		$113,929	$109,603
Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Depreciation expense for property and equipment, including amortization of property under capital leases, for fiscal 2013, 2012 and 2011 was $8.4 billion, $8.1 billion and $7.6 billion, respectively. Interest costs capitalized on construction projects were $74 million, $60 million and $63 million in fiscal 2013, 2012 and 2011, respectively.
Long-Lived Assets
Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level or, in certain circumstances, a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Impairment charges of long-lived assets for fiscal 2013, 2012 and 2011 were not significant.

Goodwill and Other Acquired Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Goodwill and indefinite-lived intangible assets are not amortized; rather, they are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. Definite-lived intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided.
Goodwill is evaluated for impairment using either a qualitative or quantitative approach for each of the Company's reporting units. Generally, a qualitative assessment is first performed to determine whether a quantitative goodwill impairment test is necessary. If management determines, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative goodwill impairment test would be required. The quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units. Fair value is measured based on the discounted cash flow method and relative market-based approaches.
For the reporting units that were tested using only the qualitative assessment, management determined that the fair value of each reporting unit is more likely than not greater than the carrying amount and, as a result, quantitative analyses were not required. For the reporting units tested using a quantitative impairment test, management determined the fair value of each reporting unit is greater than the carrying amount. Accordingly, the Company has not recorded any impairment charges related to goodwill.
The following table reflects goodwill activity, by reportable segment, for fiscal 2013 and 2012:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Total
Balances as of February 1, 2011	$239	$16,211	$313	$16,763
Changes in currency translation and other	—	(535)	—	(535)
Acquisitions(1)	200	4,223	—	4,423
Balances as of January 31, 2012	439	19,899	313	20,651
Changes in currency translation and other	—	(65)	—	(65)
Purchase accounting adjustments for prior fiscal year acquisitions(2)	4	(532)	—	(528)
Acquisitions(3)	—	439	—	439
Balances as of January 31, 2013	$443	$19,741	$313	$20,497

(1)
Goodwill recorded for acquisitions in fiscal 2012 primarily relates to the acquisition of 147 Netto stores from Dansk Supermarked in the United Kingdom and to the acquisition of a 51% ownership in Massmart, a retailer based in South Africa. Refer to Note 13 for more information about these acquisitions.

(2)	Fiscal 2013 purchase accounting adjustments primarily relate to the finalization of the Massmart purchase price allocation, which was preliminary at January 31, 2012.

(3)
Goodwill recorded for fiscal 2013 acquisitions relates to several acquisitions completed in fiscal 2013 that are not significant, individually or in the aggregate, to the Company's Consolidated Financial Statements.

Indefinite-lived intangible assets are included in other assets and deferred charges in the Company's Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded during fiscal 2013, 2012 and 2011.
Self-Insurance Reserves
The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers' compensation, general liability, vehicle liability, property and the Company's obligation for employee-related health care benefits. Liabilities relating to these claims associated with these risks are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions, including incurred but not reported claims. In estimating its liability for such claims, the Company periodically analyzes its historical trends, including loss development, and applies appropriate loss development factors to the incurred costs associated with the claims. The Company also maintains stop-loss insurance coverage for workers' compensation and general liability of $5 million and $15 million, respectively, per occurrence, to limit exposure to certain risks. Refer to Note 5 for more information about the Company's self-insurance reserves.

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
The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company records interest and penalties related to unrecognized tax benefits in interest expense and operating, selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Income. Refer to Note 9 for additional income tax disclosures.
Revenue Recognition
Sales
The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer.
Membership Fee
The Company recognizes membership fee revenue both in the United States and internationally over the term of the membership, which is typically 12 months. The following table summarizes membership fee activity for fiscal 2013, 2012 and 2011:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Deferred membership fee revenue, beginning of year	$559	$542	$532
Cash received from members	1,133	1,111	1,074
Membership fee revenue recognized	(1,117)	(1,094)	(1,064)
Deferred membership fee revenue, end of year	$575	$559	$542
Membership fee revenue is included in membership and other income in the Company's Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities in the Company's Consolidated Balance Sheets.
Shopping Cards
Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the shopping card. Shopping cards in the U.S. do not carry an expiration date and, therefore, customers and members can redeem their shopping cards for merchandise indefinitely. Shopping cards in certain foreign countries where the Company does business may have expiration dates. A certain amount of shopping cards, both with and without expiration dates, will not be redeemed. Management estimates unredeemed shopping cards and recognizes revenue for these amounts over shopping card historical usage periods based on historical redemption rates. Management periodically reviews and updates its estimates of usage periods and redemption rates.
Financial and Other Services
The Company recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales in the Company's Consolidated Statements of Income.
Cost of Sales
Cost of sales includes actual product cost, the cost of transportation to the Company's warehouses, stores and clubs from suppliers, the cost of transportation from the Company's warehouses to the stores, clubs and customers and the cost of warehousing for the Sam's Club segment and import distribution centers. Cost of sales is reduced by advertising reimbursements received from vendors that are not directly related to specific advertising activities.

Payments from Suppliers
The Company receives consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection, advertising and supplier-specific fixtures. Payments from suppliers, except for certain advertising reimbursements directly related to specific advertising activities and certain other reimbursements, are accounted for as a reduction of cost of sales and are recognized in the Company's Consolidated Statements of Income when the related inventory is sold.
Operating, Selling, General and Administrative Expenses
Operating, selling, general and administrative expenses include all operating costs of the Company, except cost of sales, as described above. As a result, the majority of the cost of warehousing and occupancy for the Walmart U.S. and Walmart International segments' distribution facilities is included in operating, selling, general and administrative expenses. Because the Company does not include most of the cost of its Walmart U.S. and Walmart International segments' distribution facilities in cost of sales, its gross profit and gross profit as a percentage of net sales ("gross profit margin") may not be comparable to those of other retailers that may include all costs related to their distribution facilities in cost of sales and in the calculation of gross profit.
Advertising Costs
Advertising costs are expensed as incurred and were $2.3 billion for both fiscal 2013 and 2012, and $2.5 billion for fiscal 2011. Advertising costs consist primarily of print, television and digital advertisements and are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Advertising reimbursements received from suppliers are generally accounted for as a reduction of cost of sales and recognized in the Company's Consolidated Statements of Income when the related inventory is sold. When advertising reimbursements are directly related to specific advertising activities, they are recognized as a reduction of advertising expenses in operating, selling, general and administrative expenses.
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
Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company's capital lease tests and in determining straight-line rent expense for operating leases.
Pre-Opening Costs
The cost of start-up activities, including organization costs, related to new store openings, store remodels, expansions and relocations are expensed as incurred and included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Pre-opening costs totaled $316 million, $308 million and $320 million for fiscal 2013, 2012 and 2011, respectively.
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
Reclassifications
Certain reclassifications have been made to prior fiscal year amounts and balances to conform to the presentation in the current fiscal year. These reclassifications did not impact consolidated operating income or net income. Additionally, certain segment asset and expense allocations have been reclassified among segments in the current period. See Note 14 for further discussion of the Company's segments.

Recent Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This ASU is effective for the Company in the first quarter of fiscal 2014. The adoption of this ASU is not expected to impact the Company's consolidated net income, financial position or cash flows.
In July 2012, the FASB issued ASU 2012-02, which amends how companies test for impairment of indefinite-lived intangible assets. The new guidance permits a company to assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the annual impairment test. The ASU is effective for the Company in the first quarter of fiscal 2014. The adoption of this ASU is not expected to impact the Company's consolidated net income, financial position or cash flows.
In 2011, the FASB issued two ASUs which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The previous option to report other comprehensive income and its components in the statement of shareholders' equity was eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. Beginning with the quarter ended April 30, 2012, the Company elected to report other comprehensive income and its components in a separate statement of comprehensive income. The adoption of these ASUs did not impact the Company's consolidated net income, financial position or cash flows.
In 2011, the FASB issued ASU 2011-04 to clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures. The Company adopted ASU 2011-04 effective February 1, 2012. In connection with the adoption, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio, consistent with how the Company previously had been measuring credit risk for these instruments. The adoption of ASU 2011-04 did not impact the Company's consolidated net income, financial position or cash flows.

Note 2. Net Income Per Common Share
Basic income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period. Diluted income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding stock options and other share-based awards. The Company had approximately 37 thousand, 1 million and 4 million stock options and other share-based awards outstanding that were antidilutive and not included in the calculation of diluted income per common share from continuing operations attributable to Walmart for fiscal 2013, 2012 and 2011, respectively.
The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted income per common share from continuing operations attributable to Walmart:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2013	2012	2011
Numerator
Income from continuing operations	$17,756	$16,454	$15,959
Less consolidated net income attributable to noncontrolling interest	(757)	(688)	(604)
Income from continuing operations attributable to Walmart	$16,999	$15,766	$15,355

Denominator
Weighted-average common shares outstanding, basic	3,374	3,460	3,656
Dilutive impact of stock options and other share-based awards	15	14	14
Weighted-average common shares outstanding, diluted	3,389	3,474	3,670

Income per common share from continuing operations attributable to Walmart
Basic	$5.04	$4.56	$4.20
Diluted	5.02	4.54	4.18

Note 3. Shareholders' Equity
Share-Based Compensation
The Company has awarded share-based compensation to associates and nonemployee directors of the Company. The compensation expense recognized for all plans was $378 million, $355 million and $371 million for fiscal 2013, 2012 and 2011, respectively. Share-based compensation expense is included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. The total income tax benefit recognized for share-based compensation was $142 million, $134 million and $141 million for fiscal 2013, 2012 and 2011, respectively. The following table summarizes the Company's share-based compensation expense by award type:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Restricted stock and performance share awards	$152	$142	$162
Restricted stock rights	195	184	157
Stock options	31	29	52
Share-based compensation expense	$378	$355	$371
The Company's shareholder-approved Stock Incentive Plan of 2010 (the "Plan") became effective June 4, 2010 and amended and restated the Company's Stock Incentive Plan of 2005. The Plan was established to grant stock options, restricted (non-vested) stock, performance shares and other equity compensation awards for which 210 million shares of common stock issued or to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The Company believes that such awards serve to align the interests of its associates with those of its shareholders.
The Plan's award types are summarized as follows:

•
Restricted Stock and Performance Share Awards. Restricted stock awards are for shares that vest based on the passage of time and include restrictions related to employment. Performance share awards vest based on the passage of time and achievement of performance criteria and may range from 0% to 150% of the original award amount. Vesting periods for these awards are generally between three and five years. Restricted stock and performance share awards may be settled or deferred in stock and are accounted for as equity in the Company's Consolidated Balance Sheets. The fair value of restricted stock awards is determined on the date of grant and is expensed ratably over the vesting period. The fair value of performance share awards is determined on the date of grant using the Company's stock price discounted for the expected dividend yield through the vesting period and is recognized over the vesting period.

•
Restricted Stock Rights. Restricted stock rights provide rights to Company stock after a specified service period; 50% vest three years from the grant date and the remaining 50% vest five years from the grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. The expected dividend yield is based on the anticipated dividends over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2013, 2012 and 2011 was 12.2%, 11.7% and 9.1%, respectively.

•
Stock Options. Stock options allow the associate to buy a specified number of shares at a set price. Options granted generally vest over five years and have a contractual term of ten years. Options may include restrictions related to employment, satisfaction of performance conditions or other conditions. Under the Plan and prior plans, substantially all stock options have been granted with an exercise price equal to the market price of the Company's stock at the date of grant.

In addition to the Plan, the Company's subsidiary in the United Kingdom, ASDA, has two other stock option plans for certain ASDA colleagues. A combined 49 million shares of the Company's common stock were registered under the Securities Act of 1933, as amended, for issuance upon the exercise of stock options granted under the Colleague Share Ownership Plan 1999 (the "CSOP") and the ASDA Sharesave Plan 2000 ("Sharesave Plan").

•	CSOP. The CSOP grants have either a three- or six-year vesting period. The CSOP options may be exercised during the two months immediately following the vesting date.

•
Sharesave Plan. The Sharesave Plan grants options at 80% of the Company's average stock price for the three days preceding the grant date. The Sharesave Plan options vest after three years and may generally be exercised up to six months after the vesting date.

The following table shows the activity for each award type during fiscal 2013:

	Restricted Stock and Performance Share Awards		Restricted Stock Rights		Stock Options(1)
(Shares in thousands)	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Exercise Price Per Share
Outstanding at February 1, 2012	13,320	$53.56	17,621	$47.76	20,152	$48.21
Granted	4,488	62.13	5,262	53.27	2,082	47.39
Vested/exercised	(2,982)	50.95	(3,714)	45.35	(10,701)	48.12
Forfeited or expired	(2,228)	52.73	(1,330)	48.37	(1,293)	52.56
Outstanding at January 31, 2013	12,598	$57.37	17,839	$49.79	10,240	$47.58
Exercisable at January 31, 2013					5,326	$50.00

(1)	Includes stock option awards granted under the Plan, the CSOP and the Sharesave Plan.
As of January 31, 2013, the unrecognized compensation cost for restricted stock and performance share awards, restricted stock rights and stock option awards was $233 million, $437 million and $21 million, respectively, and is expected to be recognized over a weighted-average period of 2.0 years, 1.7 years and 2.8 years, respectively. Additionally, as of January 31, 2013, the weighted-average remaining life for stock options outstanding and stock options exercisable was 5.3 years and 2.7 years, respectively, and had an aggregate intrinsic value of $229 million and $106 million, respectively.
The following table includes additional information related to restricted stock and performance share awards and restricted stock rights:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Fair value of restricted stock and performance share awards vested	$155	$134	$142
Fair value of restricted stock rights vested	168	178	50
The following table includes additional information related to stock option awards:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Fair value of stock options vested	$33	$50	$54
Proceeds from stock options exercised	320	420	205
Intrinsic value of stock options exercised	207	91	51
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. The following table provides the weighted-average assumptions used to estimate the fair values of the Company's stock options granted in fiscal 2013, 2012 and 2011:

	Fiscal Years Ended January 31,
	2013	2012	2011
Dividend yield(1)	2.8%	2.9%	2.3%
Volatility(2)	16.2%	17.6%	17.1%
Risk-free interest rate(3)	0.6%	1.3%	1.8%
Expected life in years(4)	3.0	3.0	3.1
Weighted-average fair value of options granted	$10.57	$9.61	$12.53

(1)	Expected dividend yield is based on the anticipated dividends over the vesting period.

(2)	Expected volatility is based on historical volatility of the Company's stock.

(3)	Risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant.

(4)	Expected life in years is based on historical exercise and expiration activity of grants with similar vesting periods.

Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. The current $15.0 billion share repurchase program has no expiration date or other restrictions limiting the period over which the Company can make share repurchases under the program. At January 31, 2013, authorization for $3.7 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of its common stock. Cash paid for share repurchases during fiscal 2013, 2012 and 2011, was as follows:

Share Repurchases	Total Number of Shares Repurchased (in millions)	Average Price Paid per Share (in dollars)	Total Investment (in billions)
Fiscal year ended January 31, 2013	113.2	$67.15	$7.6
Fiscal year ended January 31, 2012	115.3	54.64	6.3
Fiscal year ended January 31, 2011	279.1	53.03	14.8
Note 4. Accumulated Other Comprehensive Income (Loss)
The following table provides the changes in the composition of total Walmart accumulated other comprehensive income (loss) for fiscal 2013, 2012 and 2011:

	Currency Translation and Other	Derivative Instruments	Minimum Pension Liability	Total
(Amounts in millions)
Balances as of February 1, 2010	$348	$77	$(495)	$(70)
Other comprehensive income (loss)	878	(17)	(145)	716
Balances as of January 31, 2011	1,226	60	(640)	646
Other comprehensive income (loss)	(2,032)	(67)	43	(2,056)
Balances as of January 31, 2012	(806)	(7)	(597)	(1,410)
Other comprehensive income (loss)	853	136	(166)	823
Balances as of January 31, 2013	$47	$129	$(763)	$(587)
Amounts included in accumulated other comprehensive income (loss) are recorded net of their related income tax effects. The Company's unrealized net gains and losses on net investment hedges, included in the currency translation and other category of accumulated other comprehensive income (loss), were not significant as of January 31, 2013 and January 31, 2012.
Note 5. Accrued Liabilities
The Company's accrued liabilities consist of the following:

	As of January 31,
(Amounts in millions)	2013	2012
Accrued wages and benefits(1)	$5,059	$5,089
Self-insurance(2)	3,373	3,638
Accrued taxes(3)	2,851	2,323
Other(4)	7,525	7,130
Total accrued liabilities	$18,808	$18,180

(1)	Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.

(2)	Self-insurance consists of all insurance-related liabilities, such as workers' compensation, general liability, vehicle liability, property liability and employee-related health care benefits.

(3)	Accrued taxes include accrued payroll, value added, sales and miscellaneous other taxes.

(4)	Other accrued liabilities consist of various items such as maintenance, utilities, advertising and interest.

Note 6. Short-term Borrowings and Long-term Debt
Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2013 and 2012, were $6.8 billion and $4.0 billion, respectively. The following table includes additional information related to the Company's short-term borrowings for fiscal 2013, 2012 and 2011:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Maximum amount outstanding at any month-end	$8,740	$9,594	$9,282
Average daily short-term borrowings	6,007	6,040	4,020
Weighted-average interest rate	0.1%	0.1%	0.2%
The Company has various lines of credit, committed with 27 financial institutions, totaling $18.1 billion as of January 31, 2013. The lines of credit, including drawn and undrawn amounts, are summarized in the following table:

	Fiscal Years Ended January 31,
	2013			2012
(Amounts in millions)	Available	Drawn	Undrawn	Available	Drawn	Undrawn
Five-year credit facility(1)	$6,258	$—	$6,258	$6,258	$—	$6,258
364-day revolving credit facility(2)	10,000	—	10,000	10,000	—	10,000
Stand-by letters of credit(3)	1,871	1,868	3	2,225	2,178	47
Total	$18,129	$1,868	$16,261	$18,483	$2,178	$16,305

(1)	In June 2011, the Company renewed and extended its existing five-year credit facility, which is used to support its commercial paper program.

(2)	In June 2012, the Company renewed and extended its existing 364-day revolving credit facility, which is used to support its commercial paper program.

(3)	In June 2012, the Company renewed the stand-by letters of credit, which is used to support various potential and actual obligations.
The committed lines of credit mature at various times between June 2013 and June 2016, carry interest rates generally ranging between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees ranging between 1.5 and 10.0 basis points. In conjunction with the lines of credit listed in the table above, the Company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases.
Additionally, the Company had trade letters of credit outstanding totaling $2.7 billion and $2.9 billion at January 31, 2013 and 2012, respectively.

The Company's long-term debt, which includes the fair value instruments further discussed in Note 8, consists of the following:

		January 31, 2013		January 31, 2012
(Amounts in millions)	Maturity Dates By Fiscal Year	Amount	Average Rate(1)	Amount	Average Rate(1)
Unsecured debt
Fixed	2014-2042	$32,476	4.6%	$33,128	4.6%
Variable	2014	500	5.5%	500	5.2%
Total U.S. dollar denominated		32,976		33,628
Fixed	2030	1,358	4.9%	1,308	4.9%
Variable		—		—
Total Euro denominated		1,358		1,308
Fixed	2031-2039	5,550	5.3%	6,301	5.3%
Variable		—		—
Total Sterling denominated		5,550		6,301
Fixed	2014-2021	1,942	1.4%	2,335	1.4%
Variable	2014-2016	1,056	0.7%	1,271	0.8%
Total Yen denominated		2,998		3,606
Total unsecured debt		42,882		44,843
Total other debt (in USD)(2)	2014-2042	1,099		1,202
Total debt		43,981		46,045
Less amounts due within one year		(5,587)		(1,975)
Long-term debt		$38,394		$44,070

(1)
The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end local currency interest rates. Interest costs are also impacted by certain derivative financial instruments described in Note 8.

(2)
A portion of other debt at January 31, 2013 and 2012, includes secured debt in the amount of $627 million and $319 million, respectively, which was collateralized by property that had an aggregate carrying amount of approximately $599 million and $866 million, respectively.

At January 31, 2013 and 2012, the Company had $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. Accordingly, this issuance has been classified as long-term debt due within one year in the Company's Consolidated Balance Sheets. Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions)	Annual
Fiscal Year	Maturity
2014	$5,587
2015	3,753
2016	4,562
2017	1,127
2018	1,128
Thereafter	27,824
Total	$43,981
Debt Issuances
The Company did not issue any significant amounts of long-term debt during fiscal 2013. Information on significant long-term debt issued during fiscal 2012, is as follows (amounts in millions):

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

Note 7. Fair Value Measurements
The Company records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions.
Recurring Fair Value Measurements
The Company holds derivative instruments that are required to be measured at fair value on a recurring basis. The fair values are the estimated amounts the Company would receive or pay upon termination of the related derivative agreements as of the reporting dates. The fair values have been measured using the income approach and Level 2 inputs, which include the relevant interest rate and foreign currency forward curves. As of January 31, 2013 and 2012, the notional amounts and fair values of these derivatives are as follows:

	January 31, 2013		January 31, 2012
(Amounts in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay variable-rate interest rate swaps designated as fair value hedges	$3,445	$60	$3,945	$183
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges	1,250	223	1,250	316
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as cash flow hedges	2,944	230	2,884	(3)
Receive variable-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	1,056	(8)	1,270	(16)
Receive variable-rate, pay fixed-rate forward starting interest rate swaps designated as cash flow hedges	5,000	10	—	—
Total	$13,695	$515	$9,349	$480
Nonrecurring Fair Value Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company's assets and liabilities are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company did not record any significant impairment charges to assets measured at fair value on a nonrecurring basis during the fiscal years ended January 31, 2013 or 2012.
Other Fair Value Disclosures
The Company records cash and cash equivalents and short-term borrowings at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities.
The Company's long-term debt is also recorded at cost. The fair value is estimated using Level 2 inputs based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value and fair value of the Company's long-term debt as of January 31, 2013 and January 31, 2012, are as follows:

	January 31, 2013		January 31, 2012
(Amounts in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	$43,981	$50,664	$46,045	$53,043

Note 8. Derivative Financial Instruments
The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates, as well as to maintain an appropriate mix of fixed- and variable-rate debt. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative financial instrument will change. In a hedging relationship, the change in the value of the derivative financial instrument is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to a derivative financial instrument represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate.
The Company only enters into derivative transactions with counterparties rated "A-" or better by nationally recognized credit rating agencies. Subsequent to entering into derivative transactions, the Company regularly monitors the credit ratings of its counterparties. In connection with various derivative agreements, including master netting arrangements, the Company held cash collateral from counterparties of $413 million and $387 million at January 31, 2013 and January 31, 2012, respectively. The Company records cash collateral received as amounts due to the counterparties exclusive of any derivative asset. Furthermore, as part of the master netting arrangements with these counterparties, the Company is also required to post collateral if the Company's net derivative liability position exceeds $150 million with any counterparty. The Company did not have any cash collateral posted with counterparties at January 31, 2013 or January 31, 2012. The Company records cash collateral paid as amounts receivable from the counterparties exclusive of any derivative liability.
The Company uses derivative financial instruments for the purpose of hedging its exposure to interest and currency exchange rate risks and, accordingly, the contractual terms of a hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative financial instrument is recorded using hedge accounting, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. Any hedge ineffectiveness is immediately recognized in earnings. The Company's net investment and cash flow instruments are highly effective hedges and the ineffective portion has not been, and is not expected to be, significant. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are recorded at fair value with unrealized gains or losses reported in earnings during the period of the change.
Fair Value Instruments
The Company is a party to receive fixed-rate, pay variable-rate interest rate swaps that the Company uses to hedge the fair value of fixed-rate debt. The notional amounts are used to measure interest to be paid or received and do not represent the Company's exposure due to credit loss. The Company's interest rate swaps that receive fixed-interest rate payments and pay variable-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the fixed-rate debt being hedged, the derivative instruments are assumed to be perfectly effective hedges. Changes in the fair values of these derivative instruments are recorded in earnings, but are offset by corresponding changes in the fair values of the hedged items and, accordingly, do not impact the Company's Consolidated Statements of Income. These fair value instruments will mature on dates ranging from April 2013 to May 2014.
Net Investment Instruments
The Company is a party to cross-currency interest rate swaps that the Company uses to hedge its net investments, as well as its currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment of the related investment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from October 2023 to February 2030.
The Company has issued foreign-currency-denominated long-term debt as hedges of net investments of certain of its foreign operations. These foreign-currency-denominated long-term debt issuances are designated and qualify as nonderivative hedging instruments. Accordingly, the foreign currency translation of these debt instruments is recorded in accumulated other comprehensive income (loss), offsetting the foreign currency translation adjustment of the related net investments that is also recorded in accumulated other comprehensive income (loss). At January 31, 2013 and January 31, 2012, the Company had £2.5 billion and £3.0 billion, respectively, of outstanding long-term debt designated as a hedge of its net investment in the United Kingdom, as well as outstanding long-term debt of ¥275 billion at January 31, 2013 and January 31, 2012, that was designated as a hedge of its net investment in Japan. These nonderivative hedging instruments will mature on dates ranging from August 2013 to January 2039.

Cash Flow Instruments
The Company is a party to receive variable-rate, pay fixed-rate interest rate swaps that the Company uses to hedge the interest rate risk of certain non-U.S. denominated debt. The swaps are designated as cash flow hedges of interest expense risk. Amounts reported in accumulated other comprehensive income (loss) related to these derivatives are reclassified from accumulated other comprehensive income (loss) to earnings as interest payments are made on the Company's variable-rate debt, converting the variable-rate interest expense into fixed-rate interest expense. These cash flow instruments will mature on dates ranging from August 2013 to July 2015.
The Company is also a party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of certain non-U.S. denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S. denominated debt. The effective portion of changes in the fair value of derivatives designated as cash flow hedges of foreign exchange risk is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The hedged items are recognized foreign currency-denominated liabilities that are remeasured at spot exchange rates each period, and the assessment of effectiveness (and measurement of any ineffectiveness) is based on total changes in the related derivative's cash flows. As a result, the amount reclassified into earnings each period includes an amount that offsets the related transaction gain or loss arising from that remeasurement and the adjustment to earnings for the period's allocable portion of the initial spot-forward difference associated with the hedging instrument. These cash flow instruments will mature on dates ranging from September 2029 to March 2034.
The Company also uses forward starting receive variable-rate, pay fixed-rate interest rate swaps to hedge its exposure to the variability in future cash flows due to changes in the LIBOR swap rate for U.S.-denominated 10- and 30-year debt issuances forecasted to occur in the future. Amounts reported in accumulated other comprehensive income (loss) related to these derivatives will be reclassified from accumulated other comprehensive income (loss) to earnings as interest payments are made on the forecasted hedged fixed-rate debt, adjusting interest expense to reflect the fixed-rate locked in by the forward starting swaps. These cash flow instruments hedge forecasted interest payments over a maximum period of 32 years. These forward starting swaps will be terminated on the day the hedged forecasted debt issuances occur, but no later than October 31, 2014, if the hedged forecasted debt issuances do not occur.
Financial Statement Presentation
Derivative instruments with an unrealized gain are recorded in the Company's Consolidated Balance Sheets as either a current or a non-current asset, based on maturity date, and those hedging instruments with an unrealized loss are recorded as either a current or a non-current liability, based on maturity date.
The Company's derivative instruments, as well as its nonderivative debt instruments designated and qualifying as hedging instruments, were classified as follows in the Company's Consolidated Balance Sheets:

	January 31, 2013			January 31, 2012
(Amounts in millions)	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments
Derivative instruments
Prepaid expenses and other	$29	$—	$—	$2	$—	$—
Other assets and deferred charges	31	223	327	181	316	91
Derivative asset subtotals	$60	$223	$327	$183	$316	$91

Accrued liabilities	$—	$—	$4	$—	$—	$—
Deferred income taxes and other	—	—	91	—	—	110
Derivative liability subtotals	$—	$—	$95	$—	$—	$110

Nonderivative hedging instruments
Long-term debt due within one year	$—	$818	$—	$—	$785	$—
Long-term debt	—	6,145	—	—	7,546	—
Nonderivative hedge liability subtotals	$—	$6,963	$—	$—	$8,331	$—
Gains and losses related to the Company's derivatives primarily relate to interest rate hedges, which are included in interest, net, in the Company's Consolidated Statements of Income. Amounts reclassified from accumulated other comprehensive income (loss) to net income for the fiscal years ending January 31, 2013 and 2012, as well as the amounts expected to be reclassified from accumulated other comprehensive income (loss) to net income during the next 12 months, are not significant.

Note 9. Taxes
Income from Continuing Operations
The components of income from continuing operations before income taxes are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
U.S.	$19,352	$18,685	$18,398
Non-U.S.	6,385	5,713	5,140
Total income from continuing operations before income taxes	$25,737	$24,398	$23,538
A summary of the provision for income taxes is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Current:
U.S. federal	$5,611	$4,596	$4,600
U.S. state and local	622	743	637
International	1,766	1,403	1,466
Total current tax provision	7,999	6,742	6,703
Deferred:
U.S. federal	38	1,444	818
U.S. state and local	(8)	57	39
International	(48)	(299)	19
Total deferred tax expense (benefit)	(18)	1,202	876
Total provision for income taxes	$7,981	$7,944	$7,579
Effective Income Tax Rate Reconciliation
The Company's effective income tax rate is typically lower than the U.S. statutory tax rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures and certain U.S. tax credits. The Company's non-U.S. income is generally subject to local country tax rates that are below the 35% U.S. statutory tax rate. Certain non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	Fiscal Years Ended January 31,
	2013	2012	2011
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	1.7%	2.0%	1.9%
Income taxed outside the U.S.	(2.6)%	(2.8)%	(2.2)%
Net impact of repatriated international earnings	(2.5)%	(0.3)%	(1.5)%
Other, net	(0.6)%	(1.3)%	(1.0)%
Effective income tax rate	31.0%	32.6%	32.2%

Deferred Taxes
The significant components of the Company's deferred tax account balances are as follows:

	January 31,
(Amounts in millions)	2013	2012
Deferred tax assets:
Loss and tax credit carryforwards	$3,525	$2,996
Accrued liabilities	2,683	2,949
Share-based compensation	204	376
Other	1,500	1,029
Total deferred tax assets	7,912	7,350
Valuation allowance	(2,225)	(2,528)
Deferred tax assets, net of valuation allowance	5,687	4,822
Deferred tax liabilities:
Property and equipment	5,830	5,891
Inventories	1,912	1,627
Other	1,157	409
Total deferred tax liabilities	8,899	7,927
Net deferred tax liabilities	$3,212	$3,105
The deferred taxes are classified as follows in the Company's Consolidated Balance Sheets:

	January 31,
(Amounts in millions)	2013	2012
Balance Sheet classification:
Assets:
Prepaid expenses and other	$520	$815
Other assets and deferred charges	757	738
Asset subtotals	1,277	1,553
Liabilities:
Accrued liabilities	116	41
Deferred income taxes and other	4,373	4,617
Liability subtotals	4,489	4,658
Net deferred tax liabilities	$3,212	$3,105
Unremitted Earnings
United States income taxes have not been provided on accumulated but undistributed earnings of the Company's international subsidiaries of approximately $19.2 billion and $19.7 billion as of January 31, 2013 and 2012, respectively, as the Company intends to permanently reinvest these amounts outside of the United States. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation. The Company provides deferred or current income taxes on earnings of international subsidiaries in the period that the Company determines it will remit those earnings.
Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances
At January 31, 2013, the Company had net operating loss and capital loss carryforwards totaling approximately $5.5 billion. Of these carryforwards, approximately $3.2 billion will expire, if not utilized, in various years through 2023. The remaining carryforwards have no expiration. At January 31, 2013, the Company had foreign tax credit carryforwards of $1.7 billion, which will expire in various years through 2023, if not utilized.
As of January 31, 2013 and 2012, the Company had a valuation allowance recorded of approximately $2.2 billion and $2.5 billion, respectively, on deferred tax assets associated primarily with net operating loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $0.3 billion net decrease in the valuation allowance during fiscal 2013 related to releases arising from the use of net operating loss and capital loss carryforwards, increases from certain net operating losses arising in fiscal 2013, decreases due to operating and capital loss expirations and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining net deferred tax assets will be fully realized.

The recoverability of these future tax deductions and credits is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent management does not consider it more likely than not that a deferred tax asset will be realized, a valuation allowance is established. To the extent that a valuation allowance has been established and management subsequently determines that it is more likely than not that the deferred tax assets will be realized, the valuation allowance is released.
Uncertain Tax Positions
The benefits of uncertain tax positions are recorded in the Company's Consolidated Financial Statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.
As of January 31, 2013 and 2012, the amount of unrecognized tax benefits related to continuing operations was $818 million and $611 million, respectively. The amount of unrecognized tax benefits that would affect the Company's effective income tax rate is $741 million and $520 million for January 31, 2013 and 2012, respectively.
A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Unrecognized tax benefits, beginning of year	$611	$795	$1,019
Increases related to prior year tax positions	88	87	101
Decreases related to prior year tax positions	(232)	(162)	(61)
Increases related to current year tax positions	431	56	199
Settlements during the period	(80)	(161)	(453)
Lapse in statutes of limitations	—	(4)	(10)
Unrecognized tax benefits, end of year	$818	$611	$795
The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2013, 2012 and 2011, the Company recognized interest and penalty expense (benefit) related to uncertain tax positions of $2 million, $(19) million and $45 million, respectively. As of January 31, 2013 and 2012, accrued interest related to uncertain tax positions of $139 million and $166 million, respectively, were recorded in the Company's Consolidated Balance Sheets. The Company did not have any accrued penalties recorded as of January 31, 2013 or 2012.
During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $165 million and $210 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company is focused on resolving tax audits as expeditiously as possible. As a result of these efforts, unrecognized tax benefits could potentially be reduced beyond the provided range during the next twelve months. The Company does not expect any change to have a significant impact to its Consolidated Financial Statements.
The Company remains subject to income tax examinations for its U.S. federal income taxes generally for fiscal 2011 through 2013. The Company also remains subject to income tax examinations for international income taxes for fiscal 2005 through 2013, and for U.S. state and local income taxes generally for fiscal 2006 through 2013.
Other Taxes
The Company is subject to tax examinations for payroll, value added, sales-based and other non-income taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the Company has made accruals for these matters, which are reflected in the Company's Consolidated Financial Statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the Company, may result in a liability material to the Company's Consolidated Financial Statements.

Note 10. Contingencies
Legal Proceedings
The Company is involved in a number of legal proceedings. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company's Consolidated Financial Statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made. However, where a liability is reasonably possible and material, such matters have been disclosed. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company's shareholders. Unless stated otherwise, the matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in a liability material to the Company's financial condition or results of operations.
Wage-and-Hour Class Action: The Company is a defendant in Braun/Hummel v. Wal-Mart Stores, Inc., a class action lawsuit commenced in March 2002 in the Court of Common Pleas in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, a jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs' meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury's back-pay award plus statutory penalties, prejudgment interest and attorneys' fees. By operation of law, post-judgment interest accrues on the judgment amount at the rate of six percent per annum from the date of entry of the judgment, which was November 14, 2007, until the judgment is paid, unless the judgment is set aside on appeal. On December 7, 2007, the Company filed its Notice of Appeal. The Company filed its opening appellate brief on February 17, 2009, plaintiffs filed their response brief on April 20, 2009, and the Company filed its reply brief on June 5, 2009. Oral argument was held before the Pennsylvania Superior Court of Appeals on August 19, 2009. On June 10, 2011, the court issued an opinion upholding the trial court's certification of the class, the jury's back pay award, and the awards of statutory penalties and prejudgment interest, but reversing the award of attorneys' fees. On September 9, 2011, the Company filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court. On July 2, 2012, the Pennsylvania Supreme Court granted the Company's Petition. The Company served its opening brief in the Pennsylvania Supreme Court on October 22, 2012, plaintiffs served their response brief on January 22, 2013, and the Company served its reply on February 28, 2013. A date for oral argument has not been scheduled by the Pennsylvania Supreme Court. The Company believes it has substantial factual and legal defenses to the claims at issue, and plans to continue pursuing appellate review.

Gender Discrimination Class Actions: The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., which was commenced as a class-action lawsuit in June 2001 in the United States District Court for the Northern District of California, asserting that the Company had engaged in a pattern and practice of discriminating against women in promotions, pay, training, and job assignments, and seeking, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys' fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs' motion for class certification. As defined by the district court, the class included "[a]ll women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to Wal-Mart's challenged pay and management track promotions policies and practices." The Company appealed the order to the Ninth Circuit Court of Appeals and subsequently to the United States Supreme Court. On June 20, 2011, the Supreme Court issued an opinion decertifying the class and remanding the case to the district court. On October 27, 2011, the plaintiffs' attorneys filed an amended complaint proposing a class of current and former female associates at the Company's California retail facilities, and the Company filed a motion to dismiss on January 13, 2012. On September 21, 2012, the court denied the motion. Under the current scheduling order, the plaintiffs are required to file their motion for class certification on or before April 11, 2013.
On October 28, 2011, the attorneys for the plaintiffs in the Dukes case filed a similar complaint in the United States District Court for the Northern District of Texas entitled Odle v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in any Walmart region that includes stores located in the state of Texas. On October 15, 2012, the court in the Odle case granted the Company's motion to dismiss, dismissing with prejudice the plaintiffs' class-action allegations and the individual claims of the lead plaintiff, Stephanie Odle. On October 2, 2012, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Middle District of Tennessee entitled Phipps v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in "Region 43, centered in Middle and Western Tennessee." On February 20, 2013, the court in the Phipps case granted the Company's motion to dismiss, and dismissed the plaintiffs' class action allegations with prejudice. On October 4, 2012, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Southern District of Florida, entitled Love v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in certain designated stores and clubs in regions centered in the state of Florida. On October 25, 2012, the Company filed a motion to dismiss the Florida complaint. Finally, on February 20, 2013, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Western District of Wisconsin, entitled Ladik v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in "Region 14, which includes Wal-Mart retail stores located in parts of Wisconsin, Illinois, Indiana and Michigan." On March 15, 2013, the Company filed its motion to dismiss the Wisconsin complaint. Management does not believe any possible loss or the range of any possible loss that may be incurred in connection with these matters will be material to the Company's financial condition or results of operations.
Hazardous Materials Investigations: On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney's Office for the Central District of California, seeking documents and information relating to the Company's receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney's Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act (the "RCRA"), the Clean Water Act and the Hazardous Materials Transportation Statute. This U.S. Attorney's Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company's stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as "hazardous waste" directly to a certified disposal facility using a certified hazardous waste carrier. The U.S. Attorney's Office in the Northern District of California and the U.S. Environmental Protection Agency subsequently joined in this investigation. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. Management does not believe any possible loss or the range of any possible loss that may be incurred in connection with these matters will be material to the Company's financial condition or results of operations.

FCPA Investigation and Related Matters
The Audit Committee (the "Audit Committee") of the Board of Directors of the Company, which is composed solely of independent directors, is conducting an internal investigation into, among other things, alleged violations of the U.S. Foreign Corrupt Practices Act ("FCPA") and other alleged crimes or misconduct in connection with foreign subsidiaries, including Wal-Mart de México, S.A.B. de C.V. ("Walmex"), and whether prior allegations of such violations and/or misconduct were appropriately handled by the Company. The Audit Committee and the Company have engaged outside counsel from a number of law firms and other advisors who are assisting in the on-going investigation of these matters.
The Company is also conducting a voluntary global review of its policies, practices and internal controls for FCPA compliance. The Company is engaged in strengthening its global anti-corruption compliance programs through appropriate remedial anti-corruption measures.  In November 2011, the Company voluntarily disclosed that investigative activity to the U.S. Department of Justice (the "DOJ") and the Securities and Exchange Commission (the "SEC"). Since the implementation of the global review and the enhanced anti-corruption compliance programs, the Audit Committee and the Company have identified or been made aware of additional allegations regarding potential violations of the FCPA. When such allegations are reported or identified, the Audit Committee and the Company, together with their third party advisors, conduct inquiries and when warranted based on those inquiries, open investigations. Inquiries or investigations regarding allegations of potential FCPA violations have been commenced in a number of foreign markets where the Company operates, including, but not limited to, Brazil, China and India.
The Company has been informed by the DOJ and the SEC that it is also the subject of their respective investigations into possible violations of the FCPA. The Company is cooperating with the investigations by the DOJ and the SEC. A number of federal and local government agencies in Mexico have also initiated investigations of these matters. Walmex is cooperating with the Mexican governmental agencies conducting these investigations. Furthermore, lawsuits relating to the matters under investigation have been filed by several of the Company's shareholders against it, certain of its current directors, certain of its former directors, certain of its current and former officers and certain of Walmex's current and former officers.
The Company could be exposed to a variety of negative consequences as a result of the matters noted above. There could be one or more enforcement actions in respect of the matters that are the subject of some or all of the on-going government investigations, and such actions, if brought, may result in judgments, settlements, fines, penalties, injunctions, cease and desist orders, debarment or other relief, criminal convictions and/or penalties. The shareholder lawsuits may result in judgments against the Company and its current and former directors and officers named in those proceedings. The Company cannot predict at this time the outcome or impact of the government investigations, the shareholder lawsuits, or its own internal investigations and review. In addition, the Company expects to incur costs in responding to requests for information or subpoenas seeking documents, testimony and other information in connection with the government investigations, in defending the shareholder lawsuits, and in conducting the review and investigations. These costs will be expensed as incurred. The Company incurred expenses of approximately $157 million during fiscal 2013 related to these matters. These matters may require the involvement of certain members of the Company's senior management that could impinge on the time they have available to devote to other matters relating to the business. The Company expects that there will be on-going media and governmental interest, including additional news articles from media publications on these matters, which could impact the perception among certain audiences of the Company's role as a corporate citizen.
The Company's process of assessing and responding to the governmental investigations and the shareholder lawsuits continues. While the Company believes that it is probable that it will incur a loss from these matters, given the on-going nature and complexity of the review, inquiries and investigations, the Company cannot reasonably estimate any loss or range of loss that may arise from these matters. Although the Company does not presently believe that these matters will have a material adverse effect on its business, given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material to its business in the future.

Note 11. Commitments
The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.6 billion, $2.4 billion and $2.0 billion in fiscal 2013, 2012 and 2011, respectively.
Aggregate minimum annual rentals at January 31, 2013, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases	Capital Leases
2014	$1,722	$620
2015	1,598	584
2016	1,480	535
2017	1,384	490
2018	1,246	449
Thereafter	9,373	3,590
Total minimum rentals	$16,803	$6,268
Less estimated executory costs		55
Net minimum lease payments		6,213
Less imputed interest		2,863
Present value of minimum lease payments		$3,350
Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were immaterial for fiscal 2013, 2012 and 2011. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.
The Company has future lease commitments for land and buildings for approximately 366 future locations. These lease commitments have lease terms ranging from 4 to 50 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $82 million for fiscal 2014, based on current cost estimates.
In connection with certain long-term debt issuances, the Company could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2013, the aggregate termination payment would have been $104 million. The arrangements pursuant to which these payments could be made expire in fiscal 2019.

Note 12. Retirement-Related Benefits
Through fiscal 2011, the Company maintained separate profit sharing and 401(k) plans for associates in the United States and Puerto Rico, under which associates generally became participants following one year of employment. The profit sharing component was entirely funded by the Company, and the Company also made additional contributions to the 401(k) component of the plan. In addition to the Company's contributions, associates could elect to contribute a percentage of their earnings to the 401(k) component of the plan.
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
Employees in international countries who are not U.S. citizens are covered by various defined contribution post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established.
Additionally, the Company's subsidiaries in the United Kingdom ("ASDA") and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $346 million and $339 million at January 31, 2013 and 2012, respectively. The plan in Japan was underfunded by $338 million and $325 million at January 31, 2013 and 2012, respectively. These underfunded amounts are recorded as liabilities in the Company's Consolidated Balance Sheets in deferred income taxes and other. Certain other international operations also have defined benefit arrangements that are not significant.
In fiscal 2012, ASDA and the trustees of ASDA's defined benefit plan agreed to remove future benefit accruals from the plan and, with the consent of a majority of the plan participants, also removed the link between past accrual and future pay increases. In return, ASDA paid approximately $70 million in fiscal 2012 to the plan participants. The related curtailment gain of approximately $90 million was recorded in fiscal 2012 as a decrease to deferred actuarial losses in other comprehensive income.
The following table summarizes the contribution expense related to the Company's retirement-related benefits for fiscal 2013, 2012 and 2011:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Defined contribution plans:
U.S.	$818	$752	$1,098
International	166	230	75
Defined benefit plans:
International	26	54	146
Total contribution expense for retirement-related benefits	$1,010	$1,036	$1,319

Note 13. Acquisitions
Certain acquisitions completed during fiscal 2013 and 2012, are as follows:
Bounteous Company Limited ("BCL"): In February 2007, the Company purchased an initial 35% interest in BCL, a holding company which owned Trust-Mart, a retailer operating in China, for $264 million and, as additional consideration, paid $376 million to extinguish a third-party loan issued to the selling BCL shareholders that was secured by the pledge of the remaining equity of BCL. Concurrent with its initial investment in BCL, the Company entered into a Shareholders' Agreement, which provided the Company with voting rights associated with a portion of the common stock of BCL securing the loan, amounting to an additional 30% of the aggregate outstanding shares. During the second quarter of fiscal 2013, the Company completed its acquisition of the remaining equity interest in BCL for an additional payment of approximately $101 million.
Massmart Holdings Limited ("Massmart"): In June 2011, the Company completed a tender offer for approximately 51% ownership in Massmart, a South African retailer with approximately 290 stores throughout sub-Saharan Africa. The final purchase price for the acquisition was ZAR 16.9 billion ($2.5 billion). The assets acquired were $6.9 billion, including $3.1 billion in goodwill; liabilities assumed were $2.4 billion; and the nonredeemable noncontrolling interest was $2.0 billion. The Company began consolidating Massmart's results in the quarter ended October 31, 2011.
Netto Food Stores Limited ("Netto"): In April 2011, the Company completed the regulatory approved acquisition of 147 Netto stores from Dansk Supermarked in the United Kingdom. The Company has converted the majority of these stores to the ASDA brand. The final purchase price for the acquisition was £750 million ($1.2 billion). The assets acquired were $1.3 billion, including $748 million in goodwill; and liabilities assumed were $103 million. The Company began consolidating Netto's results in the quarter ended July 31, 2011.
Each of these acquisitions is consolidated as part of the Walmart International segment. In addition, during fiscal 2013, the Company paid $316 million, net of cash acquired, for several other business acquisitions, one of which was an acquisition of the controlling interest in Newheight Holdings Ltd, a holding company that owns Yihaodian, an e-commerce business in China. None of the fiscal 2013 acquisitions were significant, individually or in the aggregate, to the Company's Consolidated Financial Statements.
Disposals
During the fourth quarter of fiscal 2011, the Company settled with the Internal Revenue Service a matter related to a worthless stock deduction from the final 2007 disposition of its German operations. This resulted in a $1.0 billion tax benefit recorded in discontinued operations in the Company's Consolidated Statement of Income. In addition, during fiscal 2012, tax and interest expense of $67 million was recorded to discontinued operations related to this settlement for U.S. federal and state income tax purposes.
The assets, liabilities, net sales and cash flows related to the Company's discontinued operations were not significant during fiscal years 2013, 2012 and 2011. The income (loss) from discontinued operations, net of income taxes, including the gain and (losses) upon disposition, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Germany	$—	$(67)	$1,041
Seiyu	—	—	(7)
Income (loss) from discontinued operations, net of income taxes	$—	$(67)	$1,034

Note 14. Segments
The Company is engaged in the operations of retail stores located in the U.S., Africa, Argentina, Brazil, Canada, Central America, Chile, China, India, Japan, Mexico, and the United Kingdom. The Company's operations are conducted in three reportable business segments: Walmart U.S., Walmart International and Sam's Club. The Company defines its segments as those business units whose operating results its chief operating decision maker ("CODM") regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue for each of these individual products and services.
The Walmart U.S. segment includes the Company's mass merchant concept in the U.S., operating under the "Walmart" or "Wal-Mart" brand, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the U.S., including various retail websites. The Sam's Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com. Other unallocated consists of corporate overhead and other items not allocated to any of the Company's segments.
The Company measures the results of its segments using, among other measures, each segment's net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment's operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by its CODM. When the measurement of a segment changes, previous period amounts and balances are reclassified to be comparable to the current period's presentation. Information for the Company's segments, as well as the reconciliation to income from continuing operations before income taxes, is in the following table:

		Walmart		Other
(Amounts in millions)	Walmart U.S.	International	Sam's Club	Unallocated	Consolidated
Fiscal Year Ended January 31, 2013
Net sales	$274,490	$135,201	$56,423	$—	$466,114
Operating income (loss)	21,500	6,694	1,963	(2,356)	27,801
Interest expense, net					(2,064)
Income from continuing operations before income taxes					$25,737
Total assets	$96,234	$85,695	$13,479	$7,697	$203,105
Depreciation and amortization	4,586	2,628	617	670	8,501
Capital expenditures	5,994	4,640	868	1,396	12,898

Fiscal Year Ended January 31, 2012
Net sales	$264,186	$125,873	$53,795	$—	$443,854
Operating income (loss)	20,391	6,182	1,848	(1,863)	26,558
Interest expense, net					(2,160)
Income from continuing operations before income taxes					$24,398
Total assets	$93,143	$81,289	$12,824	$6,150	$193,406
Depreciation and amortization	4,557	2,438	595	540	8,130
Capital expenditures	6,226	5,274	823	1,187	13,510

Fiscal Year Ended January 31, 2011
Net sales	$260,261	$109,232	$49,459	$—	$418,952
Operating income (loss)	19,941	5,575	1,695	(1,669)	25,542
Interest expense, net					(2,004)
Income from continuing operations before income taxes					$23,538
Total assets	$90,166	$71,172	$12,536	$6,908	$180,782
Depreciation and amortization	4,605	2,195	601	240	7,641
Capital expenditures	7,328	3,994	711	666	12,699

Total revenues, consisting of net sales and membership and other income, and long-lived assets, consisting primarily of property and equipment, net, aggregated by the Company's U.S. and non-U.S. operations for fiscal 2013, 2012 and 2011, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2013	2012	2011
Total revenues
U.S. operations	$332,844	$319,800	$311,591
Non-U.S. operations	136,318	127,150	110,258
Total revenues	$469,162	$446,950	$421,849

Long-lived assets
U.S. operations	$77,692	$75,881	$73,592
Non-U.S. operations	38,989	36,443	34,286
Total long-lived assets	$116,681	$112,324	$107,878
No individual country outside of the U.S. had total revenues or long-lived assets that were material to the consolidated totals. Additionally, the Company did not generate material total revenues from any single customer.
Note 15. Subsequent Event
Dividends Declared
On February 21, 2013, the Board of Directors approved an increase in the annual dividend for fiscal 2014 to $1.88 per share, an increase of approximately 18% over the $1.59 per share dividend paid in fiscal 2013. For fiscal 2014, the annual dividend will be paid in four quarterly installments of $0.47 per share, according to the following record and payable dates:

Record Date	Payable Date
March 12, 2013	April 1, 2013
May 10, 2013	June 3, 2013
August 9, 2013	September 3, 2013
December 6, 2013	January 2, 2014

Note 16. Quarterly Financial Data (Unaudited)

	Fiscal Year Ended January 31, 2013
(Amounts in millions, except per share data)	Q1	Q2	Q3	Q4	Total
Total revenues	$113,018	$114,296	$113,929	$127,919	$469,162
Net sales	112,272	113,534	113,204	127,104	466,114
Cost of sales	85,186	85,657	85,517	96,128	352,488
Income from continuing operations	3,894	4,161	3,825	5,876	17,756
Consolidated net income	3,894	4,161	3,825	5,876	17,756
Consolidated net income attributable to Walmart	3,742	4,016	3,635	5,606	16,999
Basic net income per common share attributable to Walmart	1.10	1.19	1.08	1.68	5.04
Diluted net income per common share attributable to Walmart	1.09	1.18	1.08	1.67	5.02
	Fiscal Year Ended January 31, 2012
	Q1	Q2	Q3	Q4	Total
Total revenues	$104,189	$109,366	$110,226	$123,169	$446,950
Net sales	103,415	108,638	109,516	122,285	443,854
Cost of sales	78,177	81,770	82,591	92,589	335,127
Income from continuing operations	3,578	3,937	3,501	5,438	16,454
Consolidated net income	3,550	3,937	3,493	5,407	16,387
Consolidated net income attributable to Walmart	3,399	3,801	3,336	5,163	15,699
Basic net income per common share attributable to Walmart	0.97	1.09	0.97	1.51	4.54
Diluted net income per common share attributable to Walmart	0.97	1.09	0.96	1.50	4.52
The sum of per share data may not agree to annual amounts due to rounding.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2013 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 26, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report to Our Shareholders." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying "Management's Report to Our Shareholders," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Newheight Holdings LTD, a holding company that owns Yihaodian (collectively, "Yihaodian"), an e-commerce business in China, which is included in the 2013 consolidated financial statements of Wal-Mart Stores, Inc. and constituted 0.8% and 0.0% of the Company's consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2013. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting of Yihaodian.
In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2013 and 2012, and related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2013 and our report dated March 26, 2013 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 26, 2013

Management's Report to Our Shareholders
Wal-Mart Stores, Inc.
Management of Wal-Mart Stores, Inc. ("Walmart," the "company" or "we") is responsible for the preparation, integrity and objectivity of Walmart's Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.
The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Walmart and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without management present.
Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2013. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2013. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.
Report on Internal Control Over Financial Reporting
Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2013. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, Walmart's internal control over financial reporting was effective as of January 31, 2013. The Company's internal control over financial reporting as of January 31, 2013, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.
Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of acquisition. Based on those guidelines, management's assessment of the effectiveness of the Company's internal control over financial reporting excluded Newheight Holdings Ltd, a holding company that owns Yihaodian (collectively, "Yihaodian"), an e-commerce business in China, of which the Company purchased a controlling interest in fiscal 2013. Yihaodian represented 0.8% and 0.0% of the Company's consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2013. The Company's acquisitions are discussed in Note 13 to its Consolidated Financial Statements for fiscal 2013.

Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2013, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.
Report on Ethical Standards
Our Company was founded on the belief that open communications and the highest standards of ethics are necessary to be successful. Our long-standing "Open Door" communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Walmart.
Walmart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Walmart's business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Walmart also has in place a Related-Party Transaction Policy. This policy applies to Walmart's senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Walmart. We maintain a global ethics office which oversees and administers an ethics helpline. The ethics helpline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

/s/ Michael T. Duke
Michael T. Duke President and Chief Executive Officer

/s/ Charles M. Holley, Jr.
Charles M. Holley, Jr. Executive Vice President and Chief Financial Officer

Unit Count as of January 31, 2013
Wal-Mart Stores, Inc.
United States
The Walmart U.S. and Sam's Club segments comprise the Company's operations in the United States. As of January 31, 2013, unit counts for Walmart U.S. and Sam's Club are summarized by format for each state or territory as follows:

	Walmart U.S.			Sam's Club
State or Territory	Supercenters	Discount Stores	Neighborhood Markets and other small formats	Clubs	Grand Total
Alabama	93	4	6	13	116
Alaska	7	2	—	3	12
Arizona	75	3	19	15	112
Arkansas	71	10	16	7	104
California	98	97	22	33	250
Colorado	65	5	8	15	93
Connecticut	6	27	—	3	36
Delaware	6	3	—	1	10
Florida	197	20	37	45	299
Georgia	139	3	5	23	170
Hawaii	—	9	—	2	11
Idaho	20	1	—	1	22
Illinois	123	29	6	29	187
Indiana	92	9	3	16	120
Iowa	55	4	—	8	67
Kansas	54	5	9	8	76
Kentucky	76	8	7	9	100
Louisiana	81	4	6	14	105
Maine	17	5	—	3	25
Maryland	25	22	—	12	59
Massachusetts	15	32	—	2	49
Michigan	82	9	—	26	117
Minnesota	58	7	—	13	78
Mississippi	61	4	1	7	73
Missouri	107	12	4	17	140
Montana	12	1	—	2	15
Nebraska	32	—	—	4	36
Nevada	30	2	11	7	50
New Hampshire	14	13	—	4	31
New Jersey	18	39	—	10	67
New Mexico	34	2	3	7	46
New York	70	28	—	16	114
North Carolina	131	9	9	22	171
North Dakota	11	1	—	3	15
Ohio	132	12	—	29	173
Oklahoma	77	9	18	9	113
Oregon	22	9	6	—	37
Pennsylvania	105	28	—	23	156
Rhode Island	5	4	—	—	9
South Carolina	78	—	—	9	87
South Dakota	13	—	—	2	15
Tennessee	108	2	6	16	132
Texas	327	30	45	75	477
Utah	39	—	5	8	52
Vermont	—	4	—	—	4
Virginia	99	6	2	16	123
Washington	44	12	2	3	61
West Virginia	38	—	—	5	43
Wisconsin	75	10	3	12	100
Wyoming	10	—	—	2	12
Puerto Rico	11	6	27	11	55
United States total	3,158	561	286	620	4,625

International
The Walmart International segment comprises the Company's operations outside of the United States and is represented in three major brand categories. Unit counts(1) as of January 31, 2013 for Walmart International are summarized by brand category for each geographic market as follows:

Geographic Market	Retail	Wholesale	Other(2)	Total
Africa(3)	279	98	—	377
Argentina	94	—	—	94
Brazil	461	86	11	558
Canada	379	—	—	379
Central America(4)	640	2	—	642
Chile	327	—	2	329
China	385	8	—	393
India(5)	—	20	—	20
Japan	372	—	66	438
Mexico	1,840	142	371	2,353
United Kingdom	564	—	1	565
International total	5,341	356	451	6,148

(1)
Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2012, to correspond with the balance sheet date of the related geographic market. Canada unit counts are stated as of January 31, 2013.

(2)	"Other" includes restaurants, drugstores and convenience stores operating under varying banners in Brazil, Chile, Japan, Mexico and the United Kingdom.

(3)
Africa unit counts by country are Botswana (12), Ghana (1), Lesotho (3), Malawi (2), Mozambique (17), Namibia (3), Nigeria (2), South Africa (333), Swaziland (1), Tanzania (1), Uganda (1) and Zambia (1).

(4)	Central America unit counts by country are Costa Rica (205), El Salvador (80), Guatemala (206), Honduras (72) and Nicaragua (79).

(5)	In India, the business is operated as a cash and carry business. Retail units in India are franchised and are owned and operated by Bharti Retail.

Board of Directors
Aida M. Alvarez
Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton's Cabinet from 1997 to 2001.
James W. Breyer
Mr. Breyer is a Partner of Accel Partners, a venture capital firm. Mr. Breyer is also the founder and has been the Chief Executive Officer of Breyer Capital, an investment firm.
M. Michele Burns
Ms. Burns is the Chief Executive Officer of the Retirement Policy Center sponsored by Marsh & McLennan Companies, Inc., a global professional services and consulting firm.
James I. Cash, Jr., Ph.D.
Dr. Cash is the James E. Robison Emeritus Professor of Business Administration at Harvard Business School, where he served from July 1976 to October 2003.
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
Timothy P. Flynn
Mr. Flynn is the retired Chairman of KPMG International, a professional services firm.
Marissa A. Mayer
Ms. Mayer is the Chief Executive Officer and President and Director of Yahoo!, Inc., a digital media company.
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

Corporate and Stock Information
Wal-Mart Stores, Inc.
Corporate information
Stock Registrar and Transfer Agent:
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the U.S. 1-800-952-9245
Internet: http://www.computershare.com
Listing
New York Stock Exchange
Stock Symbol: WMT
Annual meeting
Our Annual Meeting of Shareholders will be held on Friday, June 7, 2013, at 7:00 a.m. (Central Time) in the Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.
Communication with shareholders
Wal-Mart Stores, Inc. periodically communicates with its shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications refer to our website www.stock.walmart.com.
The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling (479) 273-8446. These reports are also available via the corporate website.
Annual Report on Form 10-K
Quarterly Reports on Form 10-Q
Earnings Releases
Current Reports on Form 8-K
Copy of Annual Shareholders' Meeting Proxy Statement
Global Responsibility Report
Diversity and Inclusion Report
Workforce Diversity Report
Independent registered public accounting firm
Ernst & Young LLP
5414 Pinnacle Point Dr., Suite 102
Rogers, AR 72758
Market price of common stock
The high and low market price per share for the Company's common stock in fiscal 2013 and 2012 were as follows:

	2013		2012
	High	Low	High	Low
1st Quarter	$62.63	$57.18	$56.73	$50.97
2nd Quarter	75.24	58.27	56.47	51.79
3rd Quarter	77.60	71.35	57.96	48.31
4th Quarter	75.16	67.37	62.00	55.68

The high and low market price per share for the Company's common stock for the first quarter of fiscal 2014, were as follows:

	2014
	High	Low
1st Quarter(1)	$74.29	$68.13
 (1) Through March 22, 2013.
Dividends payable per share
For fiscal 2014, dividends will be paid based on the following schedule:

April 1, 2013	$0.47
June 3, 2013	$0.47
September 3, 2013	$0.47
January 2, 2014	$0.47
Dividends paid per share
For fiscal 2013, dividends were paid based on the following schedule:

April 4, 2012	$0.3975
June 4, 2012	$0.3975
September 4, 2012	$0.3975
December 27, 2012	$0.3975
For fiscal 2012, dividends were paid based on the following schedule:

April 4, 2011	$0.365
June 6, 2011	$0.365
September 6, 2011	$0.365
January 3, 2012	$0.365
Stock Performance Chart
This graph compares the cumulative total shareholder return on Walmart's common stock during the five fiscal years ending with fiscal 2013 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2008, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders
As of March 22, 2013, there were 263,499 holders of record of Walmart's common stock.