Form 10-K, Exhibit 13
period 2014-01-31
WAL MART STORES INC
filed 2014-03-21
CIK 104169

Five-Year Financial Summary	Exhibit 13
Wal-Mart Stores, Inc.

	As of and for the Fiscal Years Ended January 31,
(Amounts in millions, except per share and unit count data)	2014	2013	2012	2011	2010
Operating results
Total revenues	$476,294	$468,651	$446,509	$421,395	$407,697
Percentage change in total revenues from previous fiscal year	1.6%	5.0%	6.0%	3.4%	8.1%
Net sales	473,076	465,604	443,416	418,500	404,743
Percentage change in net sales from previous fiscal year	1.6%	5.0%	6.0%	3.4%	0.9%
Increase (decrease) in calendar comparable sales(1) in the United States	(0.5)%	2.4%	1.6%	(0.6)%	(0.8)%
Walmart U.S.	(0.6)%	2.0%	0.3%	(1.5)%	(0.7)%
Sam's Club	0.3%	4.1%	8.4%	3.9%	(1.4)%
Gross profit margin	24.3%	24.3%	24.5%	24.8%	24.9%
Operating, selling, general and administrative expenses, as a percentage of net sales	19.3%	19.0%	19.2%	19.4%	19.7%
Operating income	$26,872	$27,725	$26,491	$25,508	$23,969
Income from continuing operations attributable to Walmart	15,918	16,963	15,734	15,340	14,433
Net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.85	$5.01	$4.53	$4.18	$3.72
Dividends declared per common share	1.88	1.59	1.46	1.21	1.09

Financial position
Inventories	$44,858	$43,803	$40,714	$36,437	$32,713
Property, equipment and capital lease assets, net	117,907	116,681	112,324	107,878	102,307
Total assets	204,751	203,105	193,406	180,782	170,407
Long-term debt and long-term capital lease obligations (excluding amounts due within one year)	44,559	41,417	47,079	43,842	36,401
Total Walmart shareholders' equity	76,255	76,343	71,315	68,542	70,468

Unit counts
Walmart U.S. segment	4,203	4,005	3,868	3,804	3,755
Walmart International segment	6,107	5,783	5,287	4,191	3,739
Sam's Club segment	632	620	611	609	605
Total units	10,942	10,408	9,766	8,604	8,099

(1)
Comparable store and club sales include fuel. Comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as e-commerce sales.

Wal-Mart Stores, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") operates retail and other stores in various formats around the world and is committed to saving people money so they can live better. Our operations consist of three reportable segments: Walmart U.S., Walmart International and Sam's Club.

•
The Walmart U.S. segment includes the Company's mass merchant concept in the United States ("U.S."), operating under the "Walmart" or "Wal-Mart" brand with various formats, including supercenters, discount stores, Neighborhood Markets and other small stores, as well as walmart.com. Of our three segments, Walmart U.S. is the largest and has historically had the highest gross profit as a percentage of net sales ("gross profit rate"). In addition, Walmart U.S. has historically contributed the greatest amount to the Company's net sales and operating income.

•
The Walmart International segment consists of the Company's operations outside of the U.S., including various retail websites. Walmart International operates retail, wholesale and other types of units, including restaurants and some banks. The overall gross profit rate for Walmart International is lower than that of Walmart U.S. because of its merchandise mix. Walmart International has generally been our most rapidly growing segment, growing primarily through new stores and acquisitions and, in recent years, has been growing its net sales and operating income at a faster rate than our other segments. However, for fiscal 2014, Walmart International sales growth slowed due to fluctuations in currency exchange rates, as well as no significant acquisitions, and operating income declined as a result of certain operating expenses.

•
The Sam's Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com. Sam's Club operates as a membership club warehouse with a lower gross profit rate and lower operating expenses as a percentage of net sales than our other segments.

At Walmart U.S., we earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our customers trust that our prices will not change under frequent promotional activities. Our focus for Sam's Club is to provide exceptional value on brand name and private label merchandise at "members only" prices for both business and personal use. Internationally, we operate with similar philosophies.
Our fiscal year ends on January 31 for our U.S. and Canadian operations. We consolidate all other operations generally using a one-month lag and on a calendar year basis. Our business is seasonal to a certain extent due to different calendar events and national and religious holidays, as well as different weather patterns. Historically, our highest sales volume and operating income have occurred in the fiscal quarter ending January 31.
This discussion, which presents our results for the fiscal years ended January 31, 2014 ("fiscal 2014"), January 31, 2013 ("fiscal 2013") and January 31, 2012 ("fiscal 2012"), should be read in conjunction with our Consolidated Financial Statements and accompanying notes. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole.
Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income, comparable store and club sales and other measures. Management measures the results of the Company's segments using, among other measures, each segment's operating income, including certain corporate overhead allocations. From time to time, we revise the measurement of each segment's operating income or other measures, which include certain corporate overhead allocations, as determined by the information regularly reviewed by our chief operating decision maker. When we do so, the previous period amounts and balances are reclassified to conform to the current period's presentation. The amounts disclosed for "Corporate and support" in the leverage discussion of the Company's performance metrics consist of corporate overhead and other items not allocated to any of the Company's segments.

Comparable store and club sales is a metric that indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period from the corresponding period in the previous year. Walmart's definition of comparable store and club sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations, expansions and conversions, as well as e-commerce sales. We measure the e-commerce sales impact by including those sales initiated through our websites and fulfilled through our dedicated e-commerce distribution facilities, as well as an estimate for sales initiated online, but fulfilled through our stores and clubs. Changes in format are excluded from comparable store and club sales when the conversion is accompanied by a relocation or expansion that results in a change in retail square feet of more than five percent. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.
In discussing our operating results, the term currency exchange rates refers to the currency exchange rates we use to convert the operating results for all countries where the functional currency is not the U.S. dollar. We calculate the effect of changes in currency exchange rates as the difference between current period activity translated using the current period's currency exchange rates, and the comparable prior year period's currency exchange rates. Throughout our discussion, we refer to the results of this calculation as the impact of currency exchange rate fluctuations. When we refer to constant currency operating results, we are referring to our operating results without the impact of the currency exchange rate fluctuations and without the impact of acquisitions until the acquisitions are included in both comparable periods. The disclosure of constant currency amounts or results permits investors to understand better Walmart's underlying performance without the effects of currency exchange rate fluctuations or acquisitions. Volatility in currency exchange rates may impact the results, including net sales and operating income, of the Company and the Walmart International segment in the future.
We made certain reclassifications to prior period amounts or balances to conform to the presentation in the current fiscal year. These reclassifications did not impact the Company's operating income or consolidated net income. Additionally, certain prior period segment asset and expense allocations have been reclassified among segments to be comparable with the current period presentation.
The Retail Industry
We operate in the highly competitive retail industry in all of the countries we serve. We face strong sales competition from other discount, department, drug, dollar, variety and specialty stores, warehouse clubs and supermarkets, as well as internet-based retailers and catalog businesses. Many of these competitors are national, regional or international chains. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: catastrophic events, climate change, competitive pressures, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, cost of goods, currency exchange rate fluctuations, customer preferences, deflation, fuel and energy prices, general economic conditions, inflation, insurance costs, interest rates, labor costs, tax rates, unemployment and weather patterns. Further information on the factors that can affect our operating results and on certain risks to our Company and an investment in its securities can be located in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2014, and in the discussion under "Forward-Looking Statements."
Company Performance Metrics
The Company's performance metrics emphasize three priorities for improving shareholder value: growth, leverage and returns. The Company's priority of growth focuses on sales through comparable store and club sales, including e-commerce sales, and unit square feet growth; the priority of leverage encompasses the Company's objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses ("operating expenses") at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets through return on investment and how effectively the Company manages working capital through free cash flow.

Growth
Net Sales

	Fiscal Years Ended January 31,
	2014			2013			2012
(Amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$279,406	59.0%	1.8%	$274,433	59.0%	3.9%	$264,186	59.6%
Walmart International	136,513	28.9%	1.3%	134,748	28.9%	7.4%	125,435	28.3%
Sam's Club	57,157	12.1%	1.3%	56,423	12.1%	4.9%	53,795	12.1%
Net sales	$473,076	100.0%	1.6%	$465,604	100.0%	5.0%	$443,416	100.0%
Our consolidated net sales increased 1.6% and 5.0% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. The increase in net sales for fiscal 2014 was primarily due to 3.1% year-over-year growth in retail square feet, higher e-commerce sales, the impact of fiscal 2013 acquisitions, which accounted for $730 million of the net sales increase, and positive comparable club sales at Sam's Club. The positive effect of these items was partially offset by $5.1 billion of negative impact from fluctuations in currency exchange rates and decreases in comparable store sales at Walmart U.S. and in a number of our international operations. The increase in net sales for fiscal 2013 was due to 3.3% growth in retail square feet and positive comparable store and club sales. Additionally, net sales from acquisitions, through their respective anniversary dates, accounted for $4.0 billion of the increase in net sales. The increase in net sales for fiscal 2013 was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates.
Calendar Comparable Store and Club Sales
Comparable store and club sales is a metric that indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period over the corresponding period in the previous year. The retail industry generally reports comparable store and club sales using the retail calendar (also known as the 4-5-4 calendar) and, to be consistent with the retail industry, we provide comparable store and club sales using the retail calendar in our quarterly earnings releases. However, when we discuss our comparable store and club sales below, we are referring to our calendar comparable store and club sales calculated using our fiscal calendar. As our fiscal calendar differs from the retail calendar, our calendar comparable store and club sales also differ from the retail calendar comparable store and club sales provided in our quarterly earnings releases. Calendar comparable store and club sales, as well as the impact of fuel, for fiscal 2014 and 2013, were as follows:

	With Fuel		Fuel Impact
	Fiscal Years Ended January 31,		Fiscal Years Ended January 31,
	2014	2013	2014	2013
Walmart U.S.	(0.6)%	2.0%	0.0%	0.0%
Sam's Club	0.3%	4.1%	(0.3)%	0.3%
Total U.S.	(0.5)%	2.4%	(0.1)%	0.1%

Comparable store and club sales in the U.S., including fuel, decreased 0.5% in fiscal 2014 and increased 2.4% in fiscal 2013, when compared to the previous fiscal year. The total U.S. comparable store and club sales for fiscal 2014 were negatively impacted by lower consumer spending primarily due to the slow recovery in general economic conditions, the 2% increase in the 2013 payroll tax rate, and the reduction in government food benefits and severe winter storms that occurred during the fourth quarter. These factors were partially offset by increased member traffic at Sam's Club primarily coming from Savings Members. Additionally, e-commerce sales positively impacted Walmart U.S. comparable store and Sam's Club comparable club sales percentages by approximately 0.3%. The total U.S. comparable store and club sales for fiscal 2013 increased as a result of improved average ticket and an increase in customer traffic.
As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units. We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.8% and 0.7% in fiscal 2014 and 2013, respectively. Our estimate is calculated primarily by comparing the sales trends of the impacted stores and clubs, which are identified based on their proximity to the new stores and clubs, to those of nearby non-impacted stores and clubs, in each case, as measured after the new stores and clubs are opened.

Leverage
Operating Income

	Fiscal Years Ended January 31,
	2014			2013			2012
(Amounts in millions)	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total
Walmart U.S.	$22,351	83.2%	4.0%	$21,491	77.5%	5.4%	$20,381	76.9%
Walmart International	5,454	20.3%	(17.6)%	6,617	23.9%	8.2%	6,113	23.1%
Sam's Club	1,975	7.3%	0.8%	1,960	7.1%	6.3%	1,844	7.0%
Corporate and support	(2,908)	(10.8)%	24.1%	(2,343)	(8.5)%	26.9%	(1,847)	(7.0)%
Operating income	$26,872	100.0%	(3.1)%	$27,725	100.0%	4.7%	$26,491	100.0%
We believe comparing both the growth of our operating expenses and our operating income to the growth of our net sales are meaningful measures as they indicate how effectively we manage costs and leverage operating expenses. Our objective for a fiscal year is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales. On occasion, we may make strategic growth investments that may, at times, cause our operating expenses to grow at a faster rate than net sales and that may result in our operating income growing at a slower rate than net sales.
Operating Expenses
For fiscal 2014, we did not meet our objective of growing operating expenses at a slower rate than net sales as operating expenses as a percentage of net sales increased 27 basis points. Overall, lower than anticipated net sales, higher investment in key areas, such as global leverage and e-commerce initiatives, and nearly $1.0 billion of increased expenses for various matters described in the Walmart International segment discussion, were the primary causes for the increase in operating expenses as a percentage of net sales. Additional expenses related to the Foreign Corrupt Practices Act ("FCPA") inquiries and investigations, as well as our global compliance program and related organizational enhancements, also contributed to the increase in operating expenses as a percentage of net sales. The negative leverage impact of these items was partially offset by lower incentive expenses for fiscal 2014. For fiscal 2013, we met our objective of growing operating expenses at a slower rate than net sales as operating expenses as a percentage of net sales decreased 14 basis points. The fiscal 2013 decrease in operating expenses as a percentage of net sales was primarily due to productivity improvements and expense management.
Expenses incurred for the FCPA inquiries and investigations, as well as our global compliance program and related organizational enhancements, were $282 million and $157 million for fiscal 2014 and 2013, respectively.
Operating Income
For fiscal 2014, we did not meet our objective of growing operating income at a faster rate than net sales as operating income decreased 3.1% while net sales increased 1.6%, when compared to the previous fiscal year. This was primarily due to the factors we discussed for not leveraging operating expenses, partially offset by increases in membership and other income of 5.6%. For fiscal 2013, we also did not meet our objective of growing operating income at a faster rate than net sales as operating income increased 4.7% while net sales increased 5.0%, when compared to the previous fiscal year. The primary causes for operating income growing slower than net sales in fiscal 2013 were our increased investments in e-commerce initiatives, increased expenses related to the FCPA inquiries and investigations, as well as our global compliance program and related organizational enhancements, and investments in price, which reduced gross margin.

Returns
Return on Investment
Management believes return on investment ("ROI") is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is deploying its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with possible short-term impacts. ROI was 17.0% and 18.1% for fiscal 2014 and 2013, respectively. The decline in ROI was primarily due to a decline in operating income, investments in property and equipment and the impact of acquisitions.
ROI is considered a non-GAAP financial measure. We consider return on assets ("ROA") to be the financial measure computed in accordance with generally accepted accounting principles ("GAAP") that is the most directly comparable financial measure to our calculation of ROI. ROA was 8.1% and 8.9% for fiscal 2014 and 2013, respectively.
We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the trailing twelve months or fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations, plus average accumulated depreciation and amortization less average accounts payable and average accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year or trailing twelve months multiplied by a factor of eight. When we have discontinued operations, we exclude the impact of the discontinued operations.
Our calculation of ROI is considered a non-GAAP financial measure because we calculate ROI using financial measures that exclude and include amounts that are included and excluded in the most directly comparable GAAP financial measure. For example, we exclude the impact of depreciation and amortization from our reported operating income in calculating the numerator of our calculation of ROI. In addition, we include a factor of eight for rent expense that estimates the hypothetical capitalization of our operating leases. ROI differs from ROA (which is consolidated income from continuing operations for the period divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets of continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.
Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate our ROI may differ from the methods used by other companies to calculate their ROI. We urge you to understand the methods used by other companies to calculate their ROI before comparing our ROI to that of such other companies.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measure, is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013
CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income	$26,872	$27,725
+ Interest income	119	186
+ Depreciation and amortization	8,870	8,478
+ Rent	2,828	2,581
= Adjusted operating income	$38,689	$38,970

Denominator
Average total assets of continuing operations(1)	$203,680	$198,193
+ Average accumulated depreciation and amortization(1)	57,907	51,829
- Average accounts payable(1)	37,748	37,344
- Average accrued liabilities(1)	18,802	18,481
+ Rent x 8	22,624	20,648
= Average invested capital	$227,661	$214,845
Return on investment (ROI)	17.0%	18.1%

CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations	$16,551	$17,704
Denominator
Average total assets of continuing operations(1)	$203,680	$198,193
Return on assets (ROA)	8.1%	8.9%

	As of January 31,
	2014	2013	2012
Certain Balance Sheet Data
Total assets of continuing operations(2)	$204,291	$203,068	$193,317
Accumulated depreciation and amortization	60,771	55,043	48,614
Accounts payable	37,415	38,080	36,608
Accrued liabilities	18,793	18,808	18,154

(1)	The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

(2)
Total assets of continuing operations as of January 31, 2014, 2013 and 2012 in the table exclude assets of discontinued operations that are reflected in the Company's Consolidated Balance Sheets of $460 million, $37 million and $89 million, respectively.

Free Cash Flow
We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated free cash flow of $10.1 billion, $12.7 billion and $10.7 billion for fiscal 2014, 2013 and 2012, respectively. The decline in free cash flow for fiscal 2014, when compared to the previous fiscal year, was primarily due to the timing of income tax payments, as well as lower income from continuing operations and slightly higher capital expenditures. The fiscal 2013 increase in free cash flow was primarily due to higher income from continuing operations positively impacting net cash generated from operating activities and lower capital expenditures.
Free cash flow is considered a non-GAAP financial measure. We consider net cash provided by operating activities to be the GAAP financial measure most directly comparable to free cash flow. Management believes that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, consolidated income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.
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
Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate our free cash flow may differ from the methods used by other companies to calculate their free cash flow. We urge you to understand the methods used by other companies to calculate their free cash flow before comparing our free cash flow to that of such other companies.
The following table sets forth a reconciliation of free cash flow to net cash provided by operating activities, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Net cash provided by operating activities	$23,257	$25,591	$24,255
Payments for property and equipment	(13,115)	(12,898)	(13,510)
Free cash flow	$10,142	$12,693	$10,745

Net cash used in investing activities(1)	$(12,298)	$(12,611)	$(16,609)
Net cash used in financing activities	(11,017)	(11,972)	(8,458)

(1)	"Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.

Results of Operations
Consolidated Results of Operations

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2014	2013	2012
Total revenues	$476,294	$468,651	$446,509
Percentage change in total revenues from previous fiscal year	1.6%	5.0%	6.0%
Net sales	$473,076	$465,604	$443,416
Percentage change in net sales from previous fiscal year	1.6%	5.0%	5.9%
Total U.S. calendar comparable store and club sales	(0.5)%	2.4%	1.6%
Gross profit margin as a percentage of net sales	24.3%	24.3%	24.5%
Operating income	$26,872	$27,725	$26,491
Operating income as a percentage of net sales	5.7%	6.0%	6.0%
Income from continuing operations	$16,551	$17,704	$16,408
Unit counts at period end	10,942	10,408	9,766
Retail square feet at period end	1,101	1,070	1,035
Our total revenues, which are mostly comprised of net sales, but also include membership and other income, increased 1.6% and 5.0% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. The increase in total revenues was primarily a result of increases in our net sales, which also increased 1.6% and 5.0% for fiscal 2014 and 2013, respectively. The increase in net sales for fiscal 2014 was primarily due to 3.1% year-over-year growth in retail square feet, higher e-commerce sales, the impact of fiscal 2013 acquisitions, which accounted for $730 million of the net sales increase, and positive comparable club sales at Sam's Club. The positive effect of these items was partially offset by $5.1 billion of negative impact from fluctuations in currency exchange rates and decreases in comparable store sales at Walmart U.S. and in a number of our international operations. The increase in net sales for fiscal 2013 was due to 3.3% growth in retail square feet and positive comparable store and club sales. Additionally, net sales from acquisitions, through their respective anniversary dates, accounted for $4.0 billion of the increase in net sales. The increase in net sales for fiscal 2013 was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates.  Increases in membership and other income of 5.6%, primarily due to higher membership and other income at Sam's Club, also contributed to the increase in total revenues for fiscal 2014 and 2013.
Our gross profit rate decreased 3 basis points for fiscal 2014, when compared to the previous fiscal year, primarily due to our ongoing investment in price, as well as merchandise mix. For fiscal 2013, gross profit rate decreased 12 basis points, when compared to the previous fiscal year, primarily due to the Walmart U.S. segment's strategic focus on price investment and low price leadership.
For fiscal 2014, we did not meet our objective of growing operating expenses at a slower rate than net sales as operating expenses as a percentage of net sales increased 27 basis points. Overall, lower than anticipated net sales, higher investment in key areas, such as global leverage and e-commerce initiatives, and nearly $1.0 billion of increased expenses for various matters described in the Walmart International segment discussion, were the primary cause for the increase in operating expenses as a percentage of net sales. Additional expenses related to the FCPA inquiries and investigations, as well as our global compliance program and related organizational enhancements also contributed to the increase in operating expenses as a percentage of net sales. The negative leverage impact of these items was partially offset by lower incentive expenses for fiscal 2014. For fiscal 2013, we met our objective of growing operating expenses at a slower rate than net sales as operating expenses as a percentage of net sales decreased 14 basis points. The fiscal 2013 decrease in operating expenses as a percentage of net sales was primarily due to productivity improvements and expense management.
For fiscal 2014, we did not meet our objective of growing operating income at a faster rate than net sales as operating income decreased 3.1% while net sales increased 1.6%, when compared to the previous fiscal year. This was primarily due to the factors we discussed for not leveraging operating expenses, partially offset by increases in membership and other income. For fiscal 2013, we also did not meet our objective of growing operating income at a faster rate than net sales as operating income increased 4.7% while net sales increased 5.0%, when compared to the previous fiscal year. The primary causes for operating income growing slower than net sales in fiscal 2013 were investments in e-commerce initiatives, increased expenses related to the FCPA inquiries and investigations, as well as our global compliance program and related organizational enhancements, and investments in price, which reduced gross margin.

Our effective income tax rates were 32.9%, 31.0% and 32.6% for fiscal 2014, 2013 and 2012, respectively. The reconciliation from the U.S. statutory rate to the effective income tax rates for fiscal 2014, 2013 and 2012 is presented in Note 9 in the "Notes to Consolidated Financial Statements." Our effective income tax rate for fiscal 2014 was higher than in fiscal 2013 primarily due to the tax impacts attributable to repatriated international earnings during fiscal 2014. Our fiscal 2013 effective income tax rate was lower than in fiscal 2012 primarily because the fiscal 2013 rate benefited from a number of discrete tax items, including the positive impact from fiscal 2013 legislative changes arising at the end of the fiscal 2012 year, most notably the American Taxpayer Relief Act of 2012. Our effective income tax rate may fluctuate from period to period as a result of factors including changes in our assessment of certain tax contingencies, increases or decreases in valuation allowances, changes in tax law, outcomes of administrative audits, the impact of discrete items and the mix of earnings among our U.S. and international operations where the statutory rates are generally lower than the U.S. statutory rate.
As a result of the factors discussed above, we reported $16.6 billion, $17.7 billion and $16.4 billion of consolidated income from continuing operations for fiscal 2014, 2013 and 2012, respectively, a decrease of $1.1 billion for fiscal 2014 and an increase of $1.3 billion for fiscal 2013, when compared to the previous fiscal year. Diluted income per common share from continuing operations attributable to Walmart ("EPS") was $4.85, $5.01 and $4.53 for fiscal 2014, 2013 and 2012, respectively.
Walmart U.S. Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2014	2013	2012
Net sales	$279,406	$274,433	$264,186
Percentage change from previous fiscal year	1.8%	3.9%	1.5%
Calendar comparable store sales	(0.6)%	2.0%	0.3%
Operating income	$22,351	$21,491	$20,381
Operating income as a percentage of net sales	8.0%	7.8%	7.7%
Unit counts at period end	4,203	4,005	3,868
Retail square feet at period end	659	641	627
Net sales for the Walmart U.S. segment increased 1.8% and 3.9% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. For fiscal 2014, the increase in net sales was due to year-over-year growth in retail square feet of 2.9%, partially offset by a decline in comparable store sales of (0.6)%. Our comparable store sales were negatively impacted by lower consumer spending primarily due to the slow recovery in general economic conditions, the 2% increase in the 2013 payroll tax rate, and the reduction in government food benefits and severe winter storms that occurred in the fourth quarter. For fiscal 2013, the increase in net sales was due to a 2.0% increase in comparable store sales as a result of higher average ticket and an increase in customer traffic, combined with a 2.2% increase in retail square feet.
The fiscal 2014 gross profit rate declined slightly when compared to the previous fiscal year primarily due to our commitment to low price leadership, especially during fiscal 2014's highly competitive holiday sales season, partially offset by cost of goods savings initiatives and supply chain productivity. Gross profit rate declined 16 basis points for fiscal 2013, when compared to the previous fiscal year, primarily due to our strategic focus on price investment and low price leadership.
Walmart U.S. leveraged operating expenses for fiscal 2014 and 2013, as operating expenses as a percentage of segment net sales declined 18 and 27 basis points, respectively, compared to the previous fiscal year. The decrease in operating expenses as a percentage of segment net sales was driven by productivity initiatives in both years, as well as lower incentive expenses in fiscal 2014.
As a result of the factors discussed above, segment operating income was $22.4 billion, $21.5 billion and $20.4 billion during fiscal 2014, 2013 and 2012, respectively, and Walmart U.S. grew operating income faster than sales during fiscal 2014 and 2013.

Walmart International Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2014	2013	2012
Net sales	$136,513	$134,748	$125,435
Percentage change from previous fiscal year	1.3%	7.4%	15.3%
Operating income	$5,454	$6,617	$6,113
Operating income as a percentage of net sales	4.0%	4.9%	4.9%
Unit counts at period end	6,107	5,783	5,287
Retail square feet at period end	358	346	326
Net sales for the Walmart International segment increased 1.3% and 7.4% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. For fiscal 2014, the increase in net sales was due to year-over-year growth in retail square feet of 3.6% and the impact of fiscal 2013 acquisitions, which accounted for $730 million of the net sales increase. In addition, higher e-commerce sales in each country with e-commerce operations, particularly in the United Kingdom, Brazil and China, contributed to the increase in net sales. The increase in net sales was partially offset by $5.1 billion of negative impact from fluctuations in currency exchange rates. For fiscal 2013, the increase in net sales was due to year-over-year growth in retail square feet of 5.9% and positive comparable sales. In addition, net sales from fiscal 2012 acquisitions accounted for $4.0 billion of the increase in net sales. The increase in net sales was partially offset by $4.5 billion of negative impact from fluctuations in currency exchange rates.
Gross profit rate decreased 10 basis points for fiscal 2014 and was flat for fiscal 2013, when compared to the previous fiscal year. The fiscal 2014 decrease in gross profit rate was primarily due to price investments in certain countries, including Brazil, Canada and Mexico.
Walmart International did not leverage operating expenses for fiscal 2014 as operating expenses as a percentage of segment net sales increased 80 basis points, when compared to the previous fiscal year. Operating expenses as a percentage of segment net sales were impacted by lower than anticipated net sales, increased wages and strategic investments, including investments in e-commerce initiatives. In addition, we incurred nearly $1.0 billion of aggregated expenses for the following matters that contributed to the increase in our operating expenses as a percentage of segment net sales:

•	Charges for contingencies for non-income taxes and employment claims in Brazil;

•	Charges for the closure of 29 units in China and 25 units in Brazil due to poor performance;

•	Store lease expenses in China and Mexico to correct a historical accounting practice that did not conform to our global accounting policies; and

•	Expenses for the termination of the joint venture, franchise and supply agreements related to our former partner's retail store operations in India.
Operating expenses as a percentage of segment net sales decreased 22 basis points in fiscal 2013, when compared to the previous fiscal year. Walmart International leveraged operating expenses in fiscal 2013 primarily due to expense management. While each country is focused on leveraging operating expenses, the countries that generated the most leverage included Brazil, Chile and the United Kingdom in fiscal 2013.
As a result of the factors discussed above, segment operating income was $5.5 billion, $6.6 billion and $6.1 billion for fiscal 2014, 2013 and 2012, respectively. Fluctuations in currency exchange rates negatively impacted operating income $26 million and $111 million in fiscal 2014 and fiscal 2013, respectively, and positively impacted operating income $105 million in fiscal 2012. Walmart International did not grow operating income faster than net sales in fiscal 2014, but grew operating income faster than net sales in fiscal 2013.

Sam's Club Segment
We believe the information in the following table under the caption "Excluding Fuel" is useful to investors because it permits investors to understand the effect of the Sam's Club segment's fuel sales on its results of operations, which are impacted by the volatility of fuel prices. Volatility in fuel prices may continue to impact the operating results of the Sam's Club segment in the future.

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2014	2013	2012
Including Fuel
Net sales	$57,157	$56,423	$53,795
Percentage change from comparable period	1.3%	4.9%	8.8%
Calendar comparable club sales increase	0.3%	4.1%	8.4%
Operating income	$1,975	$1,960	$1,844
Operating income as a percentage of net sales	3.5%	3.5%	3.4%
Unit counts at period end	632	620	611
Retail square feet at period end	84	83	82

Excluding Fuel
Net sales	$50,574	$49,789	$47,616
Percentage change from previous fiscal year	1.6%	4.6%	5.4%
Operating income	$1,949	$1,913	$1,805
Operating income as a percentage of net sales	3.9%	3.8%	3.8%
Net sales for the Sam's Club segment increased 1.3% and 4.9% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. The fiscal 2014 increase in net sales was due to year-over-year growth in retail square feet of 2.1%, driven by the addition of 12 new clubs, as well as positive comparable club sales of 0.3%. Our positive comparable club sales were the result of increased member traffic primarily coming from our Savings Members, partially offset by severe winter storms that occurred in the fourth quarter. The net sales increase in fiscal 2013 was primarily due to positive comparable club sales, driven by an increase in customer traffic and average ticket. The addition of nine new clubs in fiscal 2013 also helped increase net sales.
Gross profit rate was flat for fiscal 2014 and 2013, when compared to the previous fiscal year. For fiscal 2014, our gross profit was negatively impacted by $39 million from an adjustment to our product warranty liabilities, which was offset by a favorable impact from merchandise mix.
Membership and other income increased 14.1% and 3.0% for fiscal 2014 and 2013, respectively, when compared to the previous fiscal year. The fiscal 2014 increase was primarily due to the improved contract terms relating to the profit sharing arrangement with our credit card provider, increased membership fees that were introduced on May 15, 2013, $24 million of income from the sale of two real estate properties and an increase in members from the opening of 12 new clubs. The fiscal 2013 increase was primarily due to an increase in total members aided by the opening of nine new clubs.
Sam's Club did not leverage expenses for fiscal 2014 as operating expenses as a percentage of segment net sales increased 26 basis points, when compared to the previous fiscal year. The increase in operating expenses as a percentage of segment net sales was primarily due to a $59 million charge for the implementation of a new in-club staffing structure and the pending closure of one club, as well as a state excise tax refund credit we received in the previous fiscal year. Sam's Club leveraged expenses for fiscal 2013 as operating expenses as a percentage of segment net sales decreased 9 basis points, when compared to the previous fiscal year. The fiscal 2013 decrease was due to improved wage management, a state excise tax refund credit we received and lower expenses in connection with club remodels.
As a result of the factors discussed above, operating income was $2.0 billion, $2.0 billion and $1.8 billion for fiscal 2014, 2013 and 2012, respectively. Sam's Club did not grow operating income faster than net sales in fiscal 2014, but did grow operating income faster than sales in fiscal 2013.

Liquidity and Capital Resources
Liquidity
Cash flows provided by operating activities have historically supplied us with a significant source of liquidity. We use these cash flows, supplemented with long-term debt and short-term borrowings, to fund our operations and global expansion activities. Generally, some or all of the remaining available cash flow funds all or part of the dividends on our common stock and share repurchases.

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Net cash provided by operating activities	$23,257	$25,591	$24,255
Payments for property and equipment	(13,115)	(12,898)	(13,510)
Free cash flow	$10,142	$12,693	$10,745

Net cash used in investing activities(1)	$(12,298)	$(12,611)	$(16,609)
Net cash used in financing activities	(11,017)	(11,972)	(8,458)

(1)	"Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.
Cash Flows Provided by Operating Activities
Cash flows provided by operating activities were $23.3 billion, $25.6 billion and $24.3 billion for fiscal 2014, 2013 and 2012, respectively. The decrease in cash flows provided by operating activities for fiscal 2014, when compared to the previous fiscal year, was primarily due to the timing of income tax payments, as well as lower income from continuing operations. The increase in cash flows provided by operating activities in fiscal 2013, when compared to the previous fiscal year, was primarily due to higher income for continuing operations.
Cash Equivalents and Working Capital
Cash and cash equivalents were $7.3 billion and $7.8 billion at January 31, 2014 and 2013, respectively. Our working capital deficits were $8.2 billion and $11.9 billion at January 31, 2014 and 2013, respectively. The decrease in our working capital deficit was primarily attributable to a decrease in long-term debt due within one year and an increase in our inventory levels due to lower than anticipated sales across the Company. Timing differences also contributed to the decrease in our working capital deficit. We generally operate with a working capital deficit due to our efficient use of cash in funding operations and in providing returns to our shareholders in the form of share repurchases and payments of cash dividends.
We employ financing strategies (e.g., global funding structures) in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipate our domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings or both). Accordingly, we intend, with only certain exceptions, to continue to indefinitely reinvest our cash and cash equivalents held outside of the U.S. in our foreign operations. When the income earned (either from operations or through global funding structures) and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, we realize an effective tax rate benefit. If our intentions with respect to reinvestment were to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2014 and 2013, cash and cash equivalents of approximately $1.9 billion may not be freely transferable to the U.S. due to local laws or other restrictions. We do not expect local laws, other limitations or potential taxes on anticipated future repatriations of cash amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.

Cash Flows Used in Investing Activities
Cash flows used in investing activities generally consist of payments for property and equipment and investments and business acquisitions. Payments for property and equipment were $13.1 billion, $12.9 billion and $13.5 billion for fiscal 2014, 2013 and 2012, respectively. The fiscal 2014 increase was primarily for additional Neighborhood Markets and other small formats in the Walmart U.S. segment. The fiscal 2013 decrease was primarily the result of lowering the average cost for remodels. Payments for investments and business acquisitions, net of cash acquired, were $15 million, $316 million and $3.5 billion for fiscal 2014, 2013 and 2012, respectively.
Pending Transaction
As discussed in Note 13 to our Consolidated Financial Statements, we currently anticipate completing the following transaction that will impact our future cash flows from investing activities:
Vips Restaurant Business in Mexico
In September 2013, Wal-Mart de México, S.A.B. de C.V. ("Walmex"), a majority-owned subsidiary of the Company, entered into a definitive agreement with Alsea S.A.B. de C.V. to dispose of Walmex's Vips restaurant business ("Vips") in Mexico for approximately $625 million. Accordingly, the Vips operating results are presented as discontinued operations in the Company's Consolidated Statements of Income for fiscal 2014, 2013 and 2012. Additionally, the Vips assets and liabilities to be disposed of are reported separately in the Company's Consolidated Balance Sheets as of January 31, 2014. The Vips sale is subject to approval by Mexican regulatory authorities and is currently expected to close during the first half of fiscal 2015. Upon completion of this transaction, the Company expects to record a net gain, which will be recorded in discontinued operations in the Company's Consolidated Statements of Income.
Global Expansion Activities
In addition to our growth in retail square feet discussed throughout the "Results of Operations" discussion, we expanded in e-commerce in each of our segments during fiscal 2014, with Walmart U.S. and Sam's Club focused on the e-commerce market in the U.S. and Walmart International focused on the e-commerce markets in countries outside of the U.S., primarily the United Kingdom, China and Brazil. Some of our fiscal 2014 e-commerce accomplishments included developing a new recommendation engine to further personalize search, improving the mobile shopping experience, accelerating the deployment of our global technology platform and increasing assortment offered on our websites. Each of these accomplishments further supports the operations of our segments.
Our fiscal 2015 global expansion plans include continuing to grow our retail square feet, which will include a significant increase in the number of Neighborhood Markets and other small stores. In addition, we plan to continue to expand our e-commerce capabilities. We anticipate financing our global expansion activities through cash flows provided by operating activities and future debt financings. The following table provides our estimated range for fiscal 2015 capital expenditures, as well as our estimated range for growth in retail square feet. Our anticipated e-commerce capital expenditures are included in our estimated range for fiscal 2015 capital expenditures. The amounts in the table do not include capital expenditures or growth in retail square feet from any pending or future acquisitions.

	Fiscal 2015 Projected Capital Expenditures (in billions)			Fiscal 2015 Projected Growth in Retail Square Feet (in thousands)
Walmart U.S.	$6.4	to	$6.9	21,000	to	23,000
Walmart International	4.0	to	4.5	12,000	to	14,000
Sam's Club	1.0	to	1.0	2,000	to	2,000
Corporate and support	1.0	to	1.0	—	to	—
Total	$12.4	to	$13.4	35,000	to	39,000
The following table represents the allocation of our capital expenditures for property and equipment:

(Amounts in millions)	Allocation of Capital Expenditures Fiscal Years Ending January 31,
Capital Expenditures	2014	2013
New stores and clubs, including expansions and relocations	$5,083	$4,340
Information systems, distribution, e-commerce and other	2,539	2,922
Remodels	1,030	995
Total U.S.	8,652	8,257
Walmart International	4,463	4,641
Total capital expenditures	$13,115	$12,898

Cash Flows Used in Financing Activities
Cash flows used in financing activities generally consist of transactions related to our short-term and long-term debt, as well as dividends paid and the repurchase of Company stock. Transactions with noncontrolling interest shareholders are also classified as cash flows from financing activities.
Short-term Borrowings
Short-term borrowings increased $911 million for fiscal 2014, compared to an increase of $2.8 billion for the previous fiscal year. Favorable interest rates available to us have allowed us to continue to utilize the liquidity under our short-term borrowing programs to provide funding used for our operations, dividend payments, share repurchases, capital expenditures and for other cash requirements and corporate purposes as needed.
Long-term Debt
Information on significant long-term debt issued during fiscal 2014, is as follows:

(Amounts in millions)
Issue Date	Maturity Date	Interest Rate	Principal Amount
April 11, 2013	April 11, 2016	0.600%	$1,000
April 11, 2013	April 11, 2018	1.125%	1,250
April 11, 2013	April 11, 2023	2.550%	1,750
April 11, 2013	April 11, 2043	4.000%	1,000
October 2, 2013	December 15, 2018	1.950%	1,000
October 2, 2013	October 2, 2043	4.750%	750
Total			$6,750
The aggregate net proceeds from these long-term debt issuances were approximately $6.7 billion, which were used to pay down and refinance existing debt and for other general corporate purposes. We also received additional aggregate net proceeds of approximately $0.4 billion from other, smaller long-term debt issuances in several of our international operations, which were used primarily to refinance existing debt.
Dividends
Our total dividend payments were $6.1 billion, $5.4 billion, and $5.0 billion for fiscal 2014, 2013 and 2012, respectively. On February 20, 2014, the Board of Directors approved the fiscal 2015 annual dividend at $1.92 per share, an increase compared to the fiscal 2014 dividend of $1.88 per share. For fiscal 2015, the annual dividend will be paid in four quarterly installments of $0.48 per share, according to the following record and payable dates:

Record Date	Payable Date
March 11, 2014	April 1, 2014
May 9, 2014	June 2, 2014
August 8, 2014	September 3, 2014
December 5, 2014	January 5, 2015

Company Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. On June 6, 2013, the Company's Board of Directors replaced the previous $15.0 billion share repurchase program, which had approximately $712 million of remaining authorization for share repurchases as of that date, with a new $15.0 billion share repurchase program, which was announced on June 7, 2013. As was the case with the replaced share repurchase program, the current share repurchase program has no expiration date or other restrictions limiting the period over which the Company can make share repurchases. At January 31, 2014, authorization for $11.3 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of its common stock. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total cash paid for share repurchases for fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
(Amounts in millions, expect per share data)	2014	2013	2012
Total number of shares repurchased	89.1	113.2	115.3
Average price paid per share	$74.99	$67.15	$54.64
Total cash paid for share repurchases	$6,683	$7,600	$6,298
Transactions with Noncontrolling Interest Holders
As discussed in Note 13 to our Consolidated Financial Statements, we have completed or anticipate completing the following transactions with noncontrolling interest shareholders that have impacted our cash flows from financing activities or that will impact our cash flows from financing activities in the future:
India Operations
During fiscal 2014, the Company acquired, for $100 million, the remaining ownership interest in Bharti Walmart Private Limited, previously a joint venture between Bharti Ventures Limited ("Bharti") and the Company established in 2007, which operated the Company's wholesale cash & carry business in India. Upon completion of the transaction, the Company became the sole owner of the cash & carry business in India. In addition, the Company also terminated its joint venture, franchise and supply agreements with Bharti Retail Limited ("Bharti Retail"), which operates Bharti's retail business in India, and transferred its investment in that business to Bharti. In connection with the agreements related to the Bharti retail business, the Company paid and forgave indebtedness of approximately $234 million. The amounts paid to complete these transactions are included in the other investing and other financing categories in the Company's Consolidated Statements of Cash Flows for fiscal 2014.
Walmart Chile
In September 2013, certain redeemable noncontrolling interest shareholders exercised put options that required the Company to purchase a portion of their shares in Walmart Chile at the mutually agreed upon redemption value to be determined after exercise of the put options. In fiscal 2014, the Company recorded an increase to redeemable noncontrolling interest of $1.0 billion, with a corresponding decrease to capital in excess of par value, to reflect the estimated redemption value of the redeemable noncontrolling interest at $1.5 billion. Subsequent to the initial exercise, the Company negotiated with the redeemable noncontrolling interest shareholders to acquire all of their redeemable noncontrolling interest shares. The Company completed this transaction in February 2014, after period end, using its existing cash and bringing its ownership interest in Walmart Chile to approximately 99.7 percent. The Company has since initiated a tender offer for the remaining 0.3 percent noncontrolling interest held by the public in Chile at the same value per share as was paid to the redeemable noncontrolling interest shareholders. The tender offer will expire in the first quarter of fiscal 2015.

Capital Resources
We believe cash flows from continuing operations, our current cash position and access to debt and capital markets will continue to be sufficient to meet our anticipated operating cash needs, including seasonal buildups in merchandise inventories, and complete our capital expenditures, dividend payments and share repurchases.
We have strong commercial and long-term debt ratings that have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in debt capital markets. At January 31, 2014, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

Rating agency	Commercial paper	Long-term debt
Standard & Poor's	A-1+	AA
Moody's Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
Credit rating agencies review their ratings periodically and, therefore, the credit ratings assigned to us by each agency may be subject to revision at any time. Accordingly, we are not able to predict whether our current credit ratings will remain consistent over time. Factors that could affect our credit ratings include changes in our operating performance, the general economic environment, conditions in the retail industry, our financial position, including our total debt and capitalization, and changes in our business strategy. Any downgrade of our credit ratings by a credit rating agency could increase our future borrowing costs or impair our ability to access capital and credit markets on terms commercially acceptable to us. In addition, any downgrade of our current short-term credit ratings could impair our ability to access the commercial paper markets with the same flexibility that we have experienced historically, potentially requiring us to rely more heavily on more expensive types of debt financing. The credit rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating. Moreover, each credit rating is specific to the security to which it applies.
To monitor our credit rating and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt-to-total capitalization as support for our long-term financing decisions.  At January 31, 2014 and 2013, the ratio of our debt-to-total capitalization was 42.6% and 41.5%, respectively. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due within one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus total Walmart shareholders' equity. The increase in our debt-to-total capitalization ratio was primarily driven by changes in working capital and higher long-term debt balances.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments:

		Payments Due During Fiscal Years Ending January 31,
(Amounts in millions)	Total	2015	2016-2017	2018-2019	Thereafter
Recorded contractual obligations:
Long-term debt(1)	$45,874	$4,103	$6,876	$4,638	$30,257
Short-term borrowings	7,670	7,670	—	—	—
Capital lease obligations(2)	6,291	586	1,077	917	3,711
Unrecorded contractual obligations:
Non-cancelable operating leases	17,170	1,734	3,094	2,506	9,836
Estimated interest on long-term debt	34,034	1,921	3,692	3,459	24,962
Trade letters of credit	2,843	2,843	—	—	—
Purchase obligations	5,032	4,383	621	20	8
Total commercial commitments	$118,914	$23,240	$15,360	$11,540	$68,774

(1)	"Long-term debt" includes the fair value of our derivatives classified as fair value hedges.

(2)	"Capital lease obligations" includes executory costs and imputed interest related to capital lease obligations that are not yet recorded. Refer to Note 11 for more information.
Additionally, the Company has approximately $15.4 billion in undrawn lines of credit and standby letter of credit facilities which, if drawn upon, would be included in the liabilities section of the Company's Consolidated Balance Sheets.
Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2014, and management's forecasted market rates for our variable rate debt.
Purchase obligations include legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition and license commitments and legally binding service contracts. Purchase orders for inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.
The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid with respect to some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.
In addition to the amounts shown in the table above, $763 million of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment, if any, associated with these liabilities is uncertain. Refer to Note 9 in the "Notes to Consolidated Financial Statements" for additional discussion of unrecognized tax benefits.
Off Balance Sheet Arrangements
In addition to the unrecorded contractual obligations presented above, we have entered into certain arrangements, as discussed below, for which the timing of payment, if any, is unknown.
The Company has future lease commitments for land and buildings for approximately 317 future locations. These lease commitments have lease terms ranging from 4 to 40 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $49 million for fiscal 2015, based on current estimates.
In connection with certain long-term debt issuances, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2014, the aggregate termination payment would have been $74 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.

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
Interest Rate Risk
We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt issuances. We hedge a portion of our interest rate risk by managing the mix of fixed and variable rate debt. We also enter into interest rate swaps and for fiscal 2014, the net fair value of our derivatives increased approximately $107 million primarily due to fluctuations in market interest rates, which helped reduce the Company's overall exposure to interest rate risk.
The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, including forward starting interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2014.

	Expected Maturity Date
(Amounts in millions)	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019	Thereafter	Total
Liabilities
Short-term borrowings:
Variable rate	$7,670	$—	$—	$—	$—	$—	$7,670
Weighted-average interest rate	0.1%	—%	—%	—%	—%	—%	0.1%
Long-term debt(1):
Fixed rate	$3,309	$4,084	$2,000	$1,000	$3,500	$30,223	$44,116
Weighted-average interest rate	2.3%	2.4%	1.7%	5.4%	3.0%	5.1%	4.3%
Variable rate	$665	$292	$—	$—	$—	$—	$957
Weighted-average interest rate	4.3%	0.6%	—%	—%	—%	—%	3.2%
Interest rate derivatives
Interest rate swaps:
Variable to fixed(2)	$2,665	$292	$—	$—	$—	$—	$2,957
Weighted-average pay rate	2.7%	0.9%	—%	—%	—%	—%	2.5%
Weighted-average receive rate	0.3%	0.6%	—%	—%	—%	—%	0.3%
Fixed to variable	$1,000	$—	$—	$—	$—	$—	$1,000
Weighted-average pay rate	0.3%	—%	—%	—%	—%	—%	0.3%
Weighted-average receive rate	3.1%	—%	—%	—%	—%	—%	3.1%

(1)	The long-term debt amounts in the table exclude the Company's derivatives classified as fair value hedges.

(2)
Forward starting interest rate swaps have been included in the fiscal 2015 maturity category based on when the related hedged forecasted debt issuances, and corresponding swap terminations, are expected to occur.

As of January 31, 2014, our variable rate borrowings, including the effect of our commercial paper and interest rate swaps, represented 18% of our total short-term and long-term debt. Based on January 31, 2014 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $78 million.

Foreign Currency Risk
We are exposed to fluctuations in foreign currency exchange rates as a result of our net investments and operations in countries other than the United States. For fiscal 2014, movements in currency exchange rates and the related impact on the translation of the balance sheets of the Company's subsidiaries in Japan, Canada, Brazil and Africa were the primary cause of a $2.8 billion net loss in the currency translation and other category of accumulated other comprehensive income (loss). We hedge a portion of our foreign currency risk by entering into currency swaps and designating certain foreign-currency-denominated long-term debt as net investment hedges.
We hold currency swaps to hedge the currency exchange component of our net investments and also to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps was in an asset position of $550 million and $453 million at January 31, 2014 and 2013, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate at January 31, 2014 would have resulted in a loss or gain in the value of the swaps of $274 million. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2014 would have resulted in a loss or gain in value of the swaps of $7 million.
In addition to currency swaps, we have designated foreign-currency-denominated long-term debt as nonderivative hedges of net investments of certain of our foreign operations. At January 31, 2014 and 2013, we had £2.5 billion of outstanding long-term debt designated as a hedge of our net investment in the United Kingdom. At January 31, 2014, a hypothetical 10% increase or decrease in the value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $375 million. In addition, we had outstanding long-term debt of ¥200 billion at January 31, 2014 and ¥275 billion at January 31, 2013, that was designated as a hedge of our net investment in Japan. At January 31, 2014, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $177 million.
Other Matters
We discuss our existing FCPA investigation and related matters in the Annual Report on Form 10-K for fiscal 2014, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," under the sub-caption "FCPA Investigation and Related Matters." We also discuss various legal proceedings related to the FCPA investigation in Item 3 of the Form 10-K under the caption "Item 3. Legal Proceedings," under the sub-caption "II. Certain Other Proceedings."

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
Inventories
We value inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam's Club segment's merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International segment are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method.
Under the retail method of accounting, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping's retail value. The FIFO cost-to-retail ratio is generally based on the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO provision is based on the initial margin of the fiscal year purchase activity less the impact of any permanent markdowns. The retail method of accounting requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost, as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell inventory and shrinkage. When management determines the ability to sell inventory has diminished, markdowns for clearance activity and the related cost impact are recorded. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences could cause material changes in the amount and timing of markdowns from year to year.
When necessary, we record a LIFO provision for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2014 and 2013, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
We provide for estimated inventory losses, or shrinkage, between physical inventory counts on the basis of a percentage of sales. Following annual inventory counts, the provision is adjusted to reflect updated historical results.
Impairment of Assets
We evaluate long-lived assets other than goodwill and assets with indefinite lives for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, such as operating income and cash flows. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally at the individual store level or, in certain markets, at the market group level. The variability of these factors depends on a number of conditions, including uncertainty about future events and changes in demographics. Thus, our accounting estimates may change from period to period. These factors could cause management to conclude that indicators of impairment exist and require impairment tests be performed, which could result in management determining the value of long-lived assets is impaired, resulting in a write-down of the related long-lived assets.
Goodwill and other indefinite-lived acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. Generally, this evaluation begins with a qualitative assessment to determine whether a quantitative impairment test is necessary. If we determine, after performing an assessment based on the qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, or that a fair value of the reporting unit substantially in excess of the carrying amount cannot be assured, then a quantitative impairment test would be performed. The quantitative test for impairment requires management to make judgments relating to future cash flows, growth rates and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, our reporting units have generated sufficient returns to recover the cost of goodwill and other indefinite-lived acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.
Income Taxes
Income taxes have a significant effect on our net earnings. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Accordingly, the determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Our effective income tax rate is affected by many factors, including changes in our assessment of certain tax contingencies, increases and decreases in valuation allowances, changes in tax law, outcomes of administrative audits, the impact of discrete items and the mix of earnings among our U.S. and international operations where the statutory rates are generally lower than the U.S. statutory rate, and may fluctuate as a result.
Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating our tax positions and assessing the timing and amounts of deductible and taxable items.
Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent that a portion is not more likely than not to be realized. Many factors are considered when assessing whether it is more likely than not that the deferred tax assets will be realized, including recent cumulative earnings, expectations of future taxable income, carryforward periods and other relevant quantitative and qualitative factors. The recoverability of the deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. This evaluation relies heavily on estimates.

Forward-Looking Statements
This Annual Report contains statements that Walmart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Those forward-looking statements include statements in Management's Discussion and Analysis of Financial Condition and Results of Operations: under the caption "Overview" with respect to the volatility of currency exchange rates possibly affecting the results, including net sales and operating income, of Walmart and its Walmart International segment in the future; under the captions "Company Performance Metrics" and "Company Performance Metrics-Leverage-Operating Income" with respect to Walmart's objectives of growing net sales at a faster rate than operating expenses and growing operating income at a faster rate than net sales and that strategic growth investments may cause Walmart's operating expenses to grow at a faster rate than net sales and resulting in Walmart's operating income growing at a slower rate than net sales; under the caption "Results of Operations-Consolidated Results of Operations" regarding the possible fluctuation of our effective tax rate over future periods; under the caption "Results of Operations-Sam's Club Segment" with respect to the volatility of fuel prices possibly continuing to affect the operating results of Walmart's Sam's Club segment in the future; under the caption "Liquidity and Capital Resources-Cash Flows Provided by Operating Activities-Cash Equivalents and Working Capital," as well as in Note 1 to our Consolidated Financial Statements, regarding our ability to meet our liquidity needs through sources other than the cash we hold outside of the United States, our intention to permanently reinvest cash held outside of the United States, and our ability to repatriate cash held outside of the United States; under the caption "Liquidity and Capital Resources-Cash Flows Used in Investing Activities-Global Expansion Activities" and also in the letter of Walmart's President and CEO to our shareholders, associates and customers contained in this Annual Report (the "CEO Letter") with respect to Walmart's fiscal 2015 global expansion plans, including a significant increase in the number of Neighborhood Markets and other small format stores, growing our retail square feet and expanding our e-commerce capabilities and our plans to finance that expansion primarily through cash flows and future debt financings, with respect to Walmart's estimated range of capital expenditures (including e-commerce capital expenditures) in fiscal 2015 for the Walmart U.S. segment, the Walmart International segment, the Sam's Club segment, in the "other unallocated" category and in total, with respect to the estimated/projected growth in retail square feet in total and by reportable segment in fiscal 2015; under the caption "Liquidity and Capital Resources - Cash Flows Used in Investing Activities - Pending Transactions" regarding the expectation that the Company will record a net gain on the sale of the Vips restaurant operations by Walmex; under the caption "Liquidity and Capital Resources-Cash Flows Used in Financing Activities-Dividends," as well as in Note 15 to our Consolidated Financial Statements and elsewhere in this Annual Report under the caption "Dividends payable per share," regarding the payment of the dividend on our shares of common stock in fiscal 2015, the expected payment of certain installments of the dividend on our shares of common stock on certain dates in fiscal 2015 and the expected total amount of the dividend per share to be paid in fiscal 2015; under the caption "Liquidity and Capital Resources-Transactions with Noncontrolling Interest Holders" with respect to certain transactions having an impact on Walmart's cash flows from financing activities in the future; under the caption "Liquidity and Capital Resources-Capital Resources" with respect to Walmart's cash flows from continuing operations, current cash position and access to debt and capital markets continuing to be sufficient to meet operating cash needs, including for seasonal build-ups in inventories, completing capital expenditures and funding dividend payments and shares repurchases, the factors that influence Walmart's credit ratings, any downgrade of Walmart's credit ratings potentially increasing future borrowing costs and impairing Walmart's ability to access capital and credit markets on terms acceptable to Walmart and downgrades in Walmart's current short-term credit ratings impairing its ability to access the commercial paper markets with the same flexibility as Walmart has experienced historically, potentially requiring Walmart to rely more heavily on more expensive types of debt financing; and under the caption "Liquidity and Capital Resources-Off Balance Sheet Arrangements" with respect to the amount of increases in payments under operating leases if certain leases are executed.
These forward-looking statements also include statements in: Note 3 to our Consolidated Financial Statements regarding the weighted-average periods over which certain compensation cost is expected to be recognized; Note 8 to our Consolidated Financial Statements regarding the portion of any net investment and cash flow instruments of the Company that is ineffective as a hedge being insignificant and the amounts related to the our derivatives expected to be reclassified from accumulated other comprehensive income (loss) to net income during the next 12 months being insignificant; Note 9 to our Consolidated Financial Statements regarding the realization of certain net deferred tax assets, the possibility that tax audit resolutions over the twelve months ending January 31, 2015, could reduce unrecognized tax benefits by an amount within a certain range or beyond that range and the reasons for that reduction, the expectation that any change will not have a significant impact on the Company's Consolidated Financial Statements and the possibility that the resolution of a group of related matters might result in a material liability to Walmart; Note 10 to our Consolidated Financial Statements regarding an adverse decision in, or settlement of, certain litigation to which Walmart is a party possibly resulting in material liability to Walmart and respecting management's expectations that the certain matters relating to an FCPA investigation will not have a material adverse effect on its business; and Note 11 to our Consolidated Financial Statements regarding the amount of the increase in payments under operating leases if certain leases for real property were executed. The CEO's Letter also includes forward looking statements regarding Walmart continuing to invest in training and development of its associates and increasing investment in e-commerce as e-commerce opportunities present themselves. The section of this Annual Report captioned "Walmart U.S." includes forward-looking statements regarding management's expectation for the Walmart U.S. segment to purchase an additional $250 billion of merchandise from U.S. manufacturers over the next 10 years and to continue to grow its supercenter fleet and for the Walmart U.S. segment to open new Neighborhood Markets and Walmart Express units within a certain range and to add retail square feet within a certain range and to open a number of new units within a certain range in fiscal 2015. The section of this Annual Report captioned "Walmart International" contains forward-looking statements regarding the Walmart International segment continuing to be a growth vehicle for Walmart and having a goal of funding price investment by being the lowest cost operator in every market. The section of this Annual Report captioned "Sam's Club" includes forward-looking statements that relates to management's expectation for the Sam's Club segment opening a certain number of new clubs and launching new membership enhancements in fiscal 2015. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases "aim," "anticipate," "anticipated," "could be," "could impair," "could increase," "could potentially be," "could reduce," "estimated," "expansion," "expect," "goal," "grow," "intend," "is expected," "may cause," "may continue," "may fluctuate," "may impact," "may not be," "may result," "objective," "objectives," "plan," "plans," "projected," "should continue," "will be," "will be met," "will be paid," "will continue," "will depend," "will have," "will impact," "will increase," "would be," and "would increase," and other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance, future initiatives and the anticipation and expectations of Walmart and its management as to future occurrences and trends.
The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, that could materially affect our financial performance, our results of operations, including our sales, earnings per share or comparable store sales or comparable club sales and our effective income tax rate for any period and our business operations, business strategy, plans, goals or objectives. These factors include, but are not limited to: general economic conditions, including changes in the economy of the United States or other specific markets in which we operate, economic instability, changes in the monetary policies of the United States, the Board of Governors of the Federal Reserve System, other governments or central banks, economic crises and disruptions in the financial markets, including as a result of sovereign debt crises, governmental budget deficits, unemployment and partial employment levels, employment conditions within our markets, credit availability to consumers and businesses, levels of consumer disposable income, consumer confidence, consumer credit availability, consumer spending patterns, consumer debt levels, consumer preferences, including consumer demand for the merchandise we offer for sale, consumer acceptance of our e-commerce websites and merchandise offerings on those websites, inflation, deflation, commodity prices, the cost of the goods we sell, competitive pressures, unanticipated expenses and needs for capital expenditures that affect our cash flows, the seasonality of our business, seasonal buying patterns in the United States and our other markets, anticipated store or club closures, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the selling prices of fuel, the cost of healthcare and other benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability and the cost of acceptable building sites for new stores, clubs and other units, availability of qualified labor pools in the specific markets in which we operate, including the availability of persons with the skills and abilities necessary to meet Walmart's needs for managing and staffing its new units and conducting their operations, real estate, zoning, land use and other laws, ordinances, legal restrictions and initiatives that may prevent Walmart from building, or that impose limitations on Walmart's ability to build, new units in certain locations or relocate or expand existing units, availability of necessary utilities for new units; availability of skilled labor and labor, material and other construction costs in areas in which new or relocated units are proposed to be constructed or existing units are proposed to be expanded or remodeled, competitive pressures and the initiatives of our competitors, accident-related costs, weather conditions patterns and events, climate change, catastrophic events and natural disasters, as well as storm and other damage to our stores, clubs, distribution centers and other facilities and store closings and other limitations on our customers' access to our stores and clubs resulting from such events and disasters, disruption in the availability of our online shopping sites on the internet, cyberattacks on our information systems, disruption in our supply chain, including availability and transport of goods from domestic and foreign suppliers, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax, labor and other laws and regulations that affect our business, including changes in corporate and personal tax rates and the imposition of new taxes and surcharges, costs of compliance with laws and regulations, the mix of our earnings from our United States and foreign operations, changes in our assessment of certain tax contingencies, increases or decreases in valuation allowances, outcome of administrative audits, the impact of discrete items on our effective tax rate, the resolution of other tax matters, developments in and the outcome of legal and regulatory proceedings to which we are a party or are subject and the expenses associated therewith, the requirements for expenditures in connection with the FCPA-related matters, including enhancements to Walmart's compliance program and ongoing investigations, changes in the rating of any of our indebtedness; currency exchange rate fluctuations and volatility, fluctuations in market rates of interest, and other conditions and events affecting domestic and global financial and capital markets, public health emergencies, economic and geo-political conditions and events, including civil unrest and disturbances and terrorist attacks, unanticipated changes in generally accepted accounting principles or in the interpretations or applicability thereof, unanticipated changes in accounting estimates and judgments, and unanticipated restructurings and the related expenses. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty.
The foregoing list of factors that may affect our business operations and financial performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." We filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2014, with the SEC on March 21, 2014. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate and assumptions that we believe to be reasonable at the time such forward-looking statements are made. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstances, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Wal-Mart Stores, Inc.
Consolidated Statements of Income

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2014	2013	2012
Revenues:
Net sales	$473,076	$465,604	$443,416
Membership and other income	3,218	3,047	3,093
Total revenues	476,294	468,651	446,509
Costs and expenses:
Cost of sales	358,069	352,297	334,993
Operating, selling, general and administrative expenses	91,353	88,629	85,025
Operating income	26,872	27,725	26,491
Interest:
Debt	2,072	1,977	2,034
Capital leases	263	272	286
Interest income	(119)	(186)	(161)
Interest, net	2,216	2,063	2,159
Income from continuing operations before income taxes	24,656	25,662	24,332
Provision for income taxes:
Current	8,619	7,976	6,722
Deferred	(514)	(18)	1,202
Total provision for income taxes	8,105	7,958	7,924
Income from continuing operations	16,551	17,704	16,408
Income (loss) from discontinued operations, net of income taxes	144	52	(21)
Consolidated net income	16,695	17,756	16,387
Less consolidated net income attributable to noncontrolling interest	(673)	(757)	(688)
Consolidated net income attributable to Walmart	$16,022	$16,999	$15,699

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$4.87	$5.03	$4.55
Basic income (loss) per common share from discontinued operations attributable to Walmart	0.03	0.01	(0.01)
Basic net income per common share attributable to Walmart	$4.90	$5.04	$4.54

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.85	$5.01	$4.53
Diluted income (loss) per common share from discontinued operations attributable to Walmart	0.03	0.01	(0.01)
Diluted net income per common share attributable to Walmart	$4.88	$5.02	$4.52

Weighted-average common shares outstanding:
Basic	3,269	3,374	3,460
Diluted	3,283	3,389	3,474
Dividends declared per common share	$1.88	$1.59	$1.46
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Comprehensive Income

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Consolidated net income	$16,695	$17,756	$16,387
Less consolidated net income attributable to nonredeemable noncontrolling interest	(606)	(684)	(627)
Less consolidated net income attributable to redeemable noncontrolling interest	(67)	(73)	(61)
Consolidated net income attributable to Walmart	16,022	16,999	15,699

Other comprehensive income (loss), net of income taxes
Currency translation and other	(3,146)	1,042	(2,758)
Derivative instruments	207	136	(67)
Minimum pension liability	153	(166)	43
Other comprehensive income (loss), net of income taxes	(2,786)	1,012	(2,782)
Less other comprehensive income (loss) attributable to nonredeemable noncontrolling interest	311	(138)	660
Less other comprehensive income (loss) attributable to redeemable noncontrolling interest	66	(51)	66
Other comprehensive income (loss) attributable to Walmart	(2,409)	823	(2,056)

Comprehensive income, net of income taxes	13,909	18,768	13,605
Less comprehensive income (loss) attributable to nonredeemable noncontrolling interest	(295)	(822)	33
Less comprehensive income (loss) attributable to redeemable noncontrolling interest	(1)	(124)	5
Comprehensive income attributable to Walmart	$13,613	$17,822	$13,643
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Balance Sheets

	As of January 31,
(Amounts in millions)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$7,281	$7,781
Receivables, net	6,677	6,768
Inventories	44,858	43,803
Prepaid expenses and other	1,909	1,551
Current assets of discontinued operations	460	37
Total current assets	61,185	59,940
Property and equipment:
Property and equipment	173,089	165,825
Less accumulated depreciation	(57,725)	(51,896)
Property and equipment, net	115,364	113,929
Property under capital leases:
Property under capital leases	5,589	5,899
Less accumulated amortization	(3,046)	(3,147)
Property under capital leases, net	2,543	2,752

Goodwill	19,510	20,497
Other assets and deferred charges	6,149	5,987
Total assets	$204,751	$203,105

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Short-term borrowings	$7,670	$6,805
Accounts payable	37,415	38,080
Accrued liabilities	18,793	18,808
Accrued income taxes	966	2,211
Long-term debt due within one year	4,103	5,587
Obligations under capital leases due within one year	309	327
Current liabilities of discontinued operations	89	—
Total current liabilities	69,345	71,818

Long-term debt	41,771	38,394
Long-term obligations under capital leases	2,788	3,023
Deferred income taxes and other	8,017	7,613
Redeemable noncontrolling interest	1,491	519

Commitments and contingencies

Equity:
Common stock	323	332
Capital in excess of par value	2,362	3,620
Retained earnings	76,566	72,978
Accumulated other comprehensive income (loss)	(2,996)	(587)
Total Walmart shareholders' equity	76,255	76,343
Nonredeemable noncontrolling interest	5,084	5,395
Total equity	81,339	81,738
Total liabilities, redeemable noncontrolling interest and equity	$204,751	$203,105
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statement of Shareholders' Equity

					Accumulated	Total
			Capital in		Other	Walmart	Nonredeemable		Redeemable
(Amounts in millions)	Common Stock		Excess of	Retained	Comprehensive	Shareholders'	Noncontrolling	Total	Noncontrolling
	Shares	Amount	Par Value	Earnings	Income (Loss)	Equity	Interest	Equity	Interest
Balances as of February 1, 2011	3,516	$352	$3,577	$63,967	$646	$68,542	$2,705	$71,247	$408
Consolidated net income	—	—	—	15,699	—	15,699	627	16,326	61
Other comprehensive loss, net of income taxes	—	—	—	—	(2,056)	(2,056)	(660)	(2,716)	(66)
Cash dividends declared ($1.46 per share)	—	—	—	(5,048)	—	(5,048)	—	(5,048)	—
Purchase of Company stock	(113)	(11)	(229)	(5,930)	—	(6,170)	—	(6,170)	—
Nonredeemable noncontrolling interest of acquired entity	—	—	—	—	—	—	1,988	1,988	—
Other	15	1	344	3	—	348	(214)	134	1
Balances as of January 31, 2012	3,418	342	3,692	68,691	(1,410)	71,315	4,446	75,761	404
Consolidated net income	—	—	—	16,999	—	16,999	684	17,683	73
Other comprehensive income, net of income taxes	—	—	—	—	823	823	138	961	51
Cash dividends declared ($1.59 per share)	—	—	—	(5,361)	—	(5,361)	—	(5,361)	—
Purchase of Company stock	(115)	(11)	(357)	(7,341)	—	(7,709)	—	(7,709)	—
Nonredeemable noncontrolling interest of acquired entity	—	—	—	—	—	—	469	469	—
Other	11	1	285	(10)	—	276	(342)	(66)	(9)
Balances as of January 31, 2013	3,314	332	3,620	72,978	(587)	76,343	5,395	81,738	519
Consolidated net income	—	—	—	16,022	—	16,022	595	16,617	78
Other comprehensive loss, net of income taxes	—	—	—	—	(2,409)	(2,409)	(311)	(2,720)	(66)
Cash dividends declared ($1.88 per share)	—	—	—	(6,139)	—	(6,139)	—	(6,139)	—
Purchase of Company stock	(87)	(9)	(294)	(6,254)	—	(6,557)	—	(6,557)	—
Redemption value adjustment of redeemable noncontrolling interest	—	—	(1,019)	—	—	(1,019)	—	(1,019)	1,019
Other	6	—	55	(41)	—	14	(595)	(581)	(59)
Balances as of January 31, 2014	3,233	$323	$2,362	$76,566	$(2,996)	$76,255	$5,084	$81,339	$1,491
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Cash Flows

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Cash flows from operating activities:
Consolidated net income	$16,695	$17,756	$16,387
Income (loss) from discontinued operations, net of income taxes	(144)	(52)	21
Income from continuing operations	16,551	17,704	16,408
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	8,870	8,478	8,106
Deferred income taxes	(279)	(133)	1,050
Other operating activities	938	602	468
Changes in certain assets and liabilities, net of effects of acquisitions:
Receivables, net	(566)	(614)	(796)
Inventories	(1,667)	(2,759)	(3,727)
Accounts payable	531	1,061	2,687
Accrued liabilities	103	271	(935)
Accrued income taxes	(1,224)	981	994
Net cash provided by operating activities	23,257	25,591	24,255

Cash flows from investing activities:
Payments for property and equipment	(13,115)	(12,898)	(13,510)
Proceeds from the disposal of property and equipment	727	532	580
Investments and business acquisitions, net of cash acquired	(15)	(316)	(3,548)
Other investing activities	105	71	(131)
Net cash used in investing activities	(12,298)	(12,611)	(16,609)

Cash flows from financing activities:
Net change in short-term borrowings	911	2,754	3,019
Proceeds from issuance of long-term debt	7,072	211	5,050
Payments of long-term debt	(4,968)	(1,478)	(4,584)
Dividends paid	(6,139)	(5,361)	(5,048)
Dividends paid to and stock purchases of noncontrolling interest	(722)	(414)	(526)
Purchase of Company stock	(6,683)	(7,600)	(6,298)
Other financing activities	(488)	(84)	(71)
Net cash used in financing activities	(11,017)	(11,972)	(8,458)

Effect of exchange rates on cash and cash equivalents	(442)	223	(33)

Net increase (decrease) in cash and cash equivalents	(500)	1,231	(845)
Cash and cash equivalents at beginning of year	7,781	6,550	7,395
Cash and cash equivalents at end of year	$7,281	$7,781	$6,550

Supplemental disclosure of cash flow information:
Income taxes paid	$8,641	$7,304	$5,899
Interest paid	2,362	2,262	2,346
See accompanying notes.

Wal-Mart Stores, Inc.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
General
Wal-Mart Stores, Inc. ("Walmart" or the "Company") operates retail stores in various formats under 71 banners around the world, aggregated into three reportable segments: Walmart U.S., Walmart International and Sam's Club. Walmart is committed to saving people money so they can live better. Walmart earns the trust of its customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is the Company's pricing philosophy under which it prices items at a low price every day so its customers trust that its prices will not change under frequent promotional activity.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Walmart and its subsidiaries as of and for the fiscal years ended January 31, 2014 ("fiscal 2014"), January 31, 2013 ("fiscal 2013") and January 31, 2012 ("fiscal 2012"). All material intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates, which are 50% or less owned and do not otherwise meet consolidation requirements, are accounted for primarily using the equity method. These investments are immaterial to the Company's Consolidated Financial Statements.
The Company's Consolidated Financial Statements are based on a fiscal year ending on January 31 for the United States ("U.S.") and Canadian operations. The Company consolidates all other operations generally using a one-month lag and based on a calendar year. There were no significant intervening events during January 2014 that materially affected the Consolidated Financial Statements.
In fiscal 2014, the Company corrected certain amounts pertaining to previous fiscal years as management determined they were not material, individually or in the aggregate, to any of the periods presented in the Company's Consolidated Financial Statements.
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
Cash and Cash Equivalents
The Company considers investments with a maturity when purchased of three months or less to be cash equivalents. All credit card, debit card and electronic benefits transfer transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $1.6 billion and $1.3 billion at January 31, 2014 and 2013, respectively. In addition, cash and cash equivalents included restricted cash of $654 million and $715 million at January 31, 2014 and 2013, respectively, which was primarily related to cash collateral holdings from various counterparties, as required by certain derivative and trust agreements.
The Company's cash balances are held in various locations around the world. Of the Company's $7.3 billion and $7.8 billion of cash and cash equivalents at January 31, 2014 and 2013, respectively, $5.8 billion and $5.2 billion, respectively, were held outside of the U.S. and were generally utilized to support liquidity needs in the Company's non-U.S. operations.
The Company employs financing strategies (e.g., global funding structures) in an effort to ensure that cash can be made available in the country in which it is needed with the minimum cost possible. Management does not believe it will be necessary to repatriate cash and cash equivalents held outside of the U.S. and anticipates its domestic liquidity needs will be met through other funding sources (ongoing cash flows generated from operations, external borrowings or both). Accordingly, management intends, with only certain exceptions, to continue to indefinitely reinvest the Company's cash and cash equivalents held outside of the U.S. in its foreign operations. When the income earned (either from operations or through global funding structures) and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, the Company realizes an effective tax rate benefit. If the Company's intentions with respect to reinvestment were to change, most of the amounts held within the Company's foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. As of January 31, 2014 and 2013, cash and cash equivalents of approximately $1.9 billion may not be freely transferable to the U.S. due to local laws or other restrictions. Management does not expect local laws, other limitations or potential taxes on anticipated future repatriations of cash amounts held outside of the U.S. to have a material effect on the Company's overall liquidity, financial condition or results of operations.
Receivables
Receivables are stated at their carrying values, net of a reserve for doubtful accounts. Receivables consist primarily of amounts due from:

•	insurance companies resulting from pharmacy sales;

•	banks for customer credit and debit cards and electronic bank transfers that take in excess of seven days to process;

•	consumer financing programs in certain international operations;

•	suppliers for marketing or incentive programs; and

•	real estate transactions.
The Walmart International segment offers a limited number of consumer credit products, primarily through its financial institutions in select countries. The receivable balance from consumer credit products was $1.3 billion, net of a reserve for doubtful accounts of $119 million at January 31, 2014, compared to a receivable balance of $1.2 billion, net of a reserve for doubtful accounts of $115 million at January 31, 2013. These balances are included in receivables, net, in the Company's Consolidated Balance Sheets.
Inventories
The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's inventories. The Walmart International segment's inventories are primarily valued by the retail method of accounting, using the first-in, first-out ("FIFO") method. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are immediately recorded as a reduction of the retail value of inventory. The Sam's Club segment's inventories are valued based on the weighted-average cost using the LIFO method. At January 31, 2014 and January 31, 2013, the Company's inventories valued at LIFO approximate those inventories as if they were valued at FIFO.
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

		Fiscal Years Ended January 31,
(Amounts in millions)	Estimated Useful Lives	2014	2013
Land	N/A	$26,184	$25,612
Buildings and improvements	3-40 years	95,488	90,686
Fixtures and equipment	3-25 years	42,971	40,903
Transportation equipment	3-15 years	2,785	2,796
Construction in progress	N/A	5,661	5,828
Property and equipment		$173,089	$165,825
Accumulated depreciation		(57,725)	(51,896)
Property and equipment, net		$115,364	$113,929
Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. Depreciation expense for property and equipment, including amortization of property under capital leases, for fiscal 2014, 2013 and 2012 was $8.8 billion, $8.4 billion and $8.1 billion, respectively. Interest costs capitalized on construction projects were $78 million, $74 million and $60 million in fiscal 2014, 2013 and 2012, respectively.
Long-Lived Assets
Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level or, in certain circumstances, a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Impairment charges of long-lived assets for fiscal 2014, 2013 and 2012 were not significant.

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
The following table reflects goodwill activity, by reportable segment, for fiscal 2014 and 2013:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Total
Balances as of February 1, 2012	$439	$19,899	$313	$20,651
Changes in currency translation and other	—	(65)	—	(65)
Purchase accounting adjustments for prior fiscal year acquisitions(1)	4	(532)	—	(528)
Acquisitions(2)	—	439	—	439
Balances as of January 31, 2013	443	19,741	313	20,497
Changes in currency translation and other	—	(1,000)	—	(1,000)
Acquisitions(2)	8	5	—	13
Balances as of January 31, 2014	$451	$18,746	$313	$19,510

(1)	Fiscal 2013 purchase accounting adjustments primarily relate to the finalization of the purchase price allocation for the fiscal 2012 acquisition of Massmart.

(2)	Goodwill recorded for fiscal 2014 and 2013 acquisitions relates to several acquisitions that are not significant, individually or in the aggregate, to the Company's Consolidated Financial Statements.
Indefinite-lived intangible assets are included in other assets and deferred charges in the Company's Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded for fiscal 2014, 2013 and 2012.
Self-Insurance Reserves
The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers' compensation, general liability, vehicle liability, property and the Company's obligation for employee-related health care benefits. Liabilities relating to these claims associated with these risks are estimated by considering historical claims experience, frequency, severity, demographic factors and other actuarial assumptions, including incurred but not reported claims. In estimating its liability for such claims, the Company periodically analyzes its historical trends, including loss development, and applies appropriate loss development factors to the incurred costs associated with the claims. The Company also maintains stop-loss insurance coverage for workers' compensation and general liability of $5 million and $15 million, respectively, per occurrence, to limit exposure to certain risks.

Income Taxes
Income taxes are accounted for under the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.
Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent that a portion is not more likely than not to be realized. Many factors are considered when assessing whether it is more likely than not that the deferred tax assets will be realized, including recent cumulative earnings, expectations of future taxable income, carryforward periods, and other relevant quantitative and qualitative factors. The recoverability of the deferred tax assets is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates.
In determining the provision for income taxes, an annual effective income tax rate is used based on annual income, permanent differences between book and tax income, and statutory income tax rates. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.
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
Revenue Recognition
Sales
The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time it sells merchandise to the customer.
Membership Fee Revenue
The Company recognizes membership fee revenue both in the United States and internationally over the term of the membership, which is typically 12 months. The following table summarizes membership fee activity for fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Deferred membership fee revenue, beginning of year	$575	$559	$542
Cash received from members	1,249	1,133	1,111
Membership fee revenue recognized	(1,183)	(1,117)	(1,094)
Deferred membership fee revenue, end of year	$641	$575	$559
Membership fee revenue is included in membership and other income in the Company's Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities in the Company's Consolidated Balance Sheets.
Shopping Cards
Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the shopping card. Shopping cards in the U.S. do not carry an expiration date; therefore, customers and members can redeem their shopping cards for merchandise indefinitely. Shopping cards in certain foreign countries where the Company does business may have expiration dates. A certain amount of shopping cards, both with and without expiration dates, will not be redeemed. Management estimates unredeemed shopping cards and recognizes revenue for these amounts over shopping card historical usage periods based on historical redemption rates. Management periodically reviews and updates its estimates of usage periods and redemption rates.
Financial and Other Services
The Company recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales in the Company's Consolidated Statements of Income.

Cost of Sales
Cost of sales includes actual product cost, the cost of transportation to the Company's distribution facilities, stores and clubs from suppliers, the cost of transportation from the Company's distribution facilities to the stores, clubs and customers and the cost of warehousing for the Sam's Club segment and import distribution centers. Cost of sales is reduced by supplier payments that are not a reimbursement of specific, incremental and identifiable costs.
Payments from Suppliers
The Company receives consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection, advertising and supplier-specific fixtures. Payments from suppliers are accounted for as a reduction of cost of sales and are recognized in the Company's Consolidated Statements of Income when the related inventory is sold, except when the payment is a reimbursement of specific, incremental and identifiable costs.
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
Advertising Costs
Advertising costs are expensed as incurred and were $2.4 billion for fiscal 2014 and $2.3 billion for both fiscal 2013 and 2012. Advertising costs consist primarily of print, television and digital advertisements and are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Reimbursements from suppliers that are for specific, incremental and identifiable advertising costs are recognized as a reduction of advertising expenses in operating, selling, general and administrative expenses.
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
Pre-Opening Costs
The cost of start-up activities, including organization costs, related to new store openings, store remodels, relocations, expansions and conversions are expensed as incurred and included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Pre-opening costs totaled $338 million, $316 million and $308 million for fiscal 2014, 2013 and 2012, respectively.
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
Reclassifications
Certain reclassifications have been made to previous fiscal year amounts and balances to conform to the presentation in the current fiscal year. These reclassifications did not impact consolidated operating income or net income. Additionally, certain segment asset and expense allocations have been reclassified among segments in the current period. See Note 14 for further discussion of the Company's segments.

Note 2. Net Income Per Common Share
Basic income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period. Diluted income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding stock options and other share-based awards. The Company did not have significant stock options or other share-based awards outstanding that were antidilutive and not included in the calculation of diluted income per common share from continuing operations attributable to Walmart for fiscal 2014, 2013 and 2012.
The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted income per common share from continuing operations attributable to Walmart:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2014	2013	2012
Numerator
Income from continuing operations	$16,551	$17,704	$16,408
Less income from continuing operations attributable to noncontrolling interest	(633)	(741)	(674)
Income from continuing operations attributable to Walmart	$15,918	$16,963	$15,734

Denominator
Weighted-average common shares outstanding, basic	3,269	3,374	3,460
Dilutive impact of stock options and other share-based awards	14	15	14
Weighted-average common shares outstanding, diluted	3,283	3,389	3,474

Income per common share from continuing operations attributable to Walmart
Basic	$4.87	$5.03	$4.55
Diluted	4.85	5.01	4.53

Note 3. Shareholders' Equity
Share-Based Compensation
The Company has awarded share-based compensation to associates and nonemployee directors of the Company. The compensation expense recognized for all plans was $388 million, $378 million and $355 million for fiscal 2014, 2013 and 2012, respectively. Share-based compensation expense is included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. The total income tax benefit recognized for share-based compensation was $145 million, $142 million and $134 million for fiscal 2014, 2013 and 2012, respectively. The following table summarizes the Company's share-based compensation expense by award type:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Restricted stock and performance share awards	$141	$152	$142
Restricted stock rights	224	195	184
Stock options	23	31	29
Share-based compensation expense	$388	$378	$355
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

•
Restricted Stock Rights. Restricted stock rights provide rights to Company stock after a specified service period; 50% vest three years from the grant date and the remaining 50% vest five years from the grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. The expected dividend yield is based on the anticipated dividends over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2014, 2013 and 2012 was 10.3%, 12.2% and 11.7%, respectively.

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

The following table shows the activity for each award type during fiscal 2014:

	Restricted Stock and Performance Share Awards(2)		Restricted Stock Rights		Stock Options(1)
(Shares in thousands)	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Exercise Price Per Share
Outstanding at February 1, 2013	12,598	$57.37	17,839	$49.79	10,240	$47.58
Granted	3,688	76.05	5,095	77.75	1,846	56.63
Vested/exercised	(2,445)	55.31	(3,998)	55.33	(3,421)	48.88
Forfeited or expired	(3,890)	61.32	(1,151)	60.38	(415)	59.43
Outstanding at January 31, 2014	9,951	$63.26	17,785	$55.87	8,250	$48.47
Exercisable at January 31, 2014					3,119	$48.45

(1)	Includes stock option awards granted under the Plan, the CSOP and the Sharesave Plan.

(2)	Assumes payout rate at 100% for Performance Share Awards.
As of January 31, 2014, the unrecognized compensation cost for restricted stock and performance share awards, restricted stock rights and stock option awards was $200 million, $497 million and $26 million, respectively, and is expected to be recognized over a weighted-average period of 2.0 years, 2.1 years and 2.8 years, respectively. Additionally, as of January 31, 2014, the weighted-average remaining life for stock options outstanding and stock options exercisable was 5.8 years and 2.2 years, respectively, and had an aggregate intrinsic value of $209 million and $82 million, respectively.
The following table includes additional information related to restricted stock and performance share awards and restricted stock rights:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Fair value of restricted stock and performance share awards vested	$116	$155	$134
Fair value of restricted stock rights vested	189	168	178
The following table includes additional information related to stock option awards:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Fair value of stock options vested	$16	$33	$50
Proceeds from stock options exercised	108	320	420
Intrinsic value of stock options exercised	99	207	91
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs. The Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. The following table provides the weighted-average assumptions used to estimate the fair values of the Company's stock options granted in fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
	2014	2013	2012
Dividend yield(1)	2.5%	2.8%	2.9%
Volatility(2)	15.2%	16.2%	17.6%
Risk-free interest rate(3)	0.4%	0.6%	1.3%
Expected life in years(4)	3.3	3.0	3.0
Weighted-average fair value of options granted	$15.27	$10.57	$9.61

(1)	Expected dividend yield is based on the anticipated dividends over the vesting period.

(2)	Expected volatility is based on historical volatility of the Company's stock.

(3)	Risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant.

(4)	Expected life in years is based on historical exercise and expiration activity of grants with similar vesting periods.

Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. On June 6, 2013, the Company's Board of Directors replaced the previous $15.0 billion share repurchase program, which had approximately $712 million of remaining authorization for share repurchases as of that date, with a new $15.0 billion share repurchase program, which was announced on June 7, 2013. As was the case with the replaced share repurchase program, the current share repurchase program has no expiration date or other restrictions limiting the period over which the Company can make share repurchases. At January 31, 2014, authorization for $11.3 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings and the market price of its common stock. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total cash paid for share repurchases for fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2014	2013	2012
Total number of shares repurchased	89.1	113.2	115.3
Average price paid per share	$74.99	$67.15	$54.64
Total cash paid for share repurchases	$6,683	$7,600	$6,298
Note 4. Accumulated Other Comprehensive Income (Loss)
Effective fiscal 2014, the Company adopted accounting guidance that requires, on a prospective basis, separate disclosure of significant items reclassified out of accumulated other comprehensive income (loss) by component. The following table provides the fiscal 2014, 2013 and 2012 changes in the composition of total accumulated other comprehensive income (loss), including the amounts reclassified out of accumulated other comprehensive income (loss) by component for fiscal 2014:

	Currency Translation and Other	Derivative Instruments	Minimum Pension Liability	Total
(Amounts in millions and net of income taxes)
Balances as of January 31, 2011	$1,226	$60	$(640)	$646
Other comprehensive income (loss)	(2,032)	(67)	43	(2,056)
Balances as of January 31, 2012	(806)	(7)	(597)	(1,410)
Other comprehensive income (loss)	853	136	(166)	823
Balances as of January 31, 2013	47	129	(763)	(587)
Other comprehensive income (loss) before reclassifications	(2,769)	194	149	(2,426)
Amounts reclassified from accumulated other comprehensive income (loss)	—	13	4	17
Balances as of January 31, 2014	$(2,722)	$336	$(610)	$(2,996)
Amounts reclassified from accumulated other comprehensive income (loss) for derivative instruments are generally included in interest, net, in the Company's Consolidated Statements of Income, and the amounts related to the minimum pension liability are included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income.
The Company's unrealized net gains and losses on net investment hedges, included in the currency translation and other category of accumulated other comprehensive income (loss), were not significant as of January 31, 2014 or January 31, 2013.

Note 5. Accrued Liabilities
The Company's accrued liabilities consist of the following:

	As of January 31,
(Amounts in millions)	2014	2013
Accrued wages and benefits(1)	$4,652	$5,059
Self-insurance(2)	3,477	3,373
Accrued taxes(3)	2,554	2,851
Other(4)	8,110	7,525
Total accrued liabilities	$18,793	$18,808

(1)	Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.

(2)	Self-insurance consists of all insurance-related liabilities, such as workers' compensation, general liability, vehicle liability, property liability and employee-related health care benefits.

(3)	Accrued taxes include accrued payroll, value added, sales and miscellaneous other taxes.

(4)	Other accrued liabilities consist of various items such as maintenance, utilities, advertising and interest.
Note 6. Short-term Borrowings and Long-term Debt
Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2014 and 2013 were $7.7 billion and $6.8 billion, respectively. The following table includes additional information related to the Company's short-term borrowings for fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Maximum amount outstanding at any month-end	$13,318	$8,740	$9,594
Average daily short-term borrowings	8,971	6,007	6,040
Weighted-average interest rate	0.1%	0.1%	0.1%
The Company has various lines of credit, committed with 24 financial institutions, totaling $17.3 billion as of January 31, 2014 and with 27 financial institutions, totaling $18.1 billion as of January 31, 2013. The lines of credit, including drawn and undrawn amounts, are summarized in the following table:

	Fiscal Years Ended January 31,
	2014			2013
(Amounts in millions)	Available	Drawn	Undrawn	Available	Drawn	Undrawn
Five-year credit facility(1)	$6,000	$—	$6,000	$6,258	$—	$6,258
364-day revolving credit facility(2)	9,400	—	9,400	10,000	—	10,000
Stand-by letters of credit(3)	1,883	1,836	47	1,871	1,868	3
Total	$17,283	$1,836	$15,447	$18,129	$1,868	$16,261

(1)	In June 2013, the Company renewed and extended its existing five-year credit facility, which is used to support its commercial paper program.

(2)	In June 2013, the Company renewed and extended its existing 364-day revolving credit facility, which is used to support its commercial paper program.

(3)	In June 2013, the Company renewed the stand-by letters of credit, which are used to support various potential and actual obligations.
The committed lines of credit mature at various times between June 2014 and June 2018, carry interest rates generally ranging between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees ranging between 1.5 and 4.0 basis points. In conjunction with the lines of credit listed in the table above, the Company has agreed to observe certain covenants, the most restrictive of which relates to the maximum amount of secured debt.
Additionally, the Company had trade letters of credit outstanding totaling $2.8 billion and $2.7 billion at January 31, 2014 and 2013, respectively.

The Company's long-term debt, which includes the fair value instruments further discussed in Note 8, consists of the following:

		January 31, 2014		January 31, 2013
(Amounts in millions)	Maturity Dates By Fiscal Year	Amount	Average Rate(1)	Amount	Average Rate(1)
Unsecured debt
Fixed	2015-2044	$35,500	4.3%	$32,476	4.6%
Variable	2015	500	5.4%	500	5.5%
Total U.S. dollar denominated		36,000		32,976
Fixed	2030	1,356	4.9%	1,358	4.9%
Variable		—		—
Total Euro denominated		1,356		1,358
Fixed	2031-2039	5,770	5.3%	5,550	5.3%
Variable		—		—
Total Sterling denominated		5,770		5,550
Fixed	2015-2021	1,490	1.3%	1,942	1.4%
Variable	2015-2016	457	0.7%	1,056	0.7%
Total Yen denominated		1,947		2,998
Total unsecured debt		45,073		42,882
Total other debt (in USD)(2)	2015-2044	801		1,099
Total debt		45,874		43,981
Less amounts due within one year		(4,103)		(5,587)
Long-term debt		$41,771		$38,394

(1)
The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end interest rates. Interest costs are also impacted by certain derivative financial instruments described in Note 8.

(2)
A portion of other debt at January 31, 2014 and 2013 includes secured debt in the amount of $572 million and $627 million, respectively, which was collateralized by property that had an aggregate carrying amount of approximately $471 million and $599 million, respectively.

At January 31, 2014 and 2013, the Company had $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. Accordingly, this issuance has been classified as long-term debt due within one year in the Company's Consolidated Balance Sheets. Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions)	Annual
Fiscal Year	Maturity
2015	$4,103
2016	4,480
2017	2,396
2018	1,107
2019	3,531
Thereafter	30,257
Total	$45,874

Debt Issuances
Information on significant long-term debt issued during fiscal 2014, is as follows:

Issue Date	Maturity Date	Interest Rate	Principal Amount
April 11, 2013	April 11, 2016	0.600%	$1,000
April 11, 2013	April 11, 2018	1.125%	1,250
April 11, 2013	April 11, 2023	2.550%	1,750
April 11, 2013	April 11, 2043	4.000%	1,000
October 2, 2013	December 15, 2018	1.950%	1,000
October 2, 2013	October 2, 2043	4.750%	750
Total			$6,750
The aggregate net proceeds from these long-term debt issuances were approximately $6.7 billion, which were used to pay down and refinance existing debt and for other general corporate purposes. The Company also received additional aggregate net proceeds of approximately $0.4 billion from other, smaller long-term debt issuances by several of its international operations, which were used primarily to refinance existing debt.
On April 11, 2013, the Company issued $1.0 billion principal amount of its 0.600% Notes due 2016, $1.25 billion principal amount of its 1.125% Notes due 2018, $1.75 billion principal amount of its 2.550% Notes due 2023 and $1.0 billion principal amount of its 4.000% Notes due 2043. The aggregate net proceeds from these note issuances were approximately $5.0 billion. The notes of each series require semi-annual interest payments on April 11 and October 11 of each year, with the first interest payment made on October 11, 2013. Unless previously purchased and canceled, the Company will repay the notes of each series at 100% of the principal amount, together with accrued and unpaid interest thereon, at maturity. However, the Company has the right to redeem any or all of the notes that mature on April 11, 2023, at any time on or after January 11, 2023, and to redeem any or all of the notes that mature on April 11, 2043, at any time on or after October 11, 2042, in each case at 100% of the principal amount, together with the accrued and unpaid interest thereon to, but excluding, the date of redemption. The notes of each series are senior, unsecured obligations of the Company and are not convertible or exchangeable.
On October 2, 2013, the Company issued $1.0 billion principal amount of its 1.950% Notes due 2018 and $750 million principal amount of its 4.750% Notes due 2043. The aggregate net proceeds from these note issuances were approximately $1.7 billion. The 1.950% Notes due 2018 series requires semi-annual interest payments on June 15 and December 15 of each year, with the first interest payment commencing on June 15, 2014. The 4.750% Notes due 2043 series require semi-annual interest payments on October 2 and April 2 of each year, commencing on April 2, 2014. Unless previously purchased and canceled, the Company will repay the notes of each series at 100% of the principal amount, together with accrued and unpaid interest thereon, at maturity. However, the Company has the right to redeem any or all of the notes that mature on October 2, 2043, at any time on or after April 2, 2043, at 100% of the principal amount, together with the accrued and unpaid interest thereon to, but excluding, the date of redemption. The notes of each series are senior, unsecured obligations of the Company and are not convertible or exchangeable.
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
Recurring Fair Value Measurements
The Company holds derivative instruments that are required to be measured at fair value on a recurring basis. The fair values are the estimated amounts the Company would receive or pay upon termination of the related derivative agreements as of the reporting dates. The fair values have been measured using the income approach and Level 2 inputs, which include the relevant interest rate and foreign currency forward curves. As of January 31, 2014 and 2013, the notional amounts and fair values of these derivatives were as follows:

	January 31, 2014		January 31, 2013
(Amounts in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay variable-rate interest rate swaps designated as fair value hedges	$1,000	$5	$3,445	$60
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges	1,250	97	1,250	223
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as cash flow hedges	3,004	453	2,944	230
Receive variable-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	457	(2)	1,056	(8)
Receive variable-rate, pay fixed-rate forward starting interest rate swaps designated as cash flow hedges	2,500	166	5,000	10
Total	$8,211	$719	$13,695	$515
Nonrecurring Fair Value Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company's assets and liabilities are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company did not record any significant impairment charges to assets measured at fair value on a nonrecurring basis during the fiscal years ended January 31, 2014, or 2013.
Other Fair Value Disclosures
The Company records cash and cash equivalents and short-term borrowings at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities.
The Company's long-term debt is also recorded at cost. The fair value is estimated using Level 2 inputs based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value and fair value of the Company's long-term debt as of January 31, 2014 and 2013, was as follows:

	January 31, 2014		January 31, 2013
(Amounts in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	$45,874	$50,757	$43,981	$50,664

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
The Company only enters into derivative transactions with counterparties rated "A-" or better by nationally recognized credit rating agencies. Subsequent to entering into derivative transactions, the Company regularly monitors the credit ratings of its counterparties. In connection with various derivative agreements, including master netting arrangements, the Company held cash collateral from counterparties of $641 million and $413 million at January 31, 2014 and January 31, 2013, respectively. The Company records cash collateral received as amounts due to the counterparties exclusive of any derivative asset. Furthermore, as part of the master netting arrangements with these counterparties, the Company is also required to post collateral if the Company's net derivative liability position exceeds $150 million with any counterparty. The Company did not have any cash collateral posted with counterparties at January 31, 2014 or January 31, 2013. The Company records cash collateral it posts with counterparties as amounts receivable from those counterparties exclusive of any derivative liability.
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
Fair Value Instruments
The Company is a party to receive fixed-rate, pay variable-rate interest rate swaps that the Company uses to hedge the fair value of fixed-rate debt. The notional amounts are used to measure interest to be paid or received and do not represent the Company's exposure due to credit loss. The Company's interest rate swaps that receive fixed-interest rate payments and pay variable-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the fixed-rate debt being hedged, the derivative instruments are assumed to be perfectly effective hedges. Changes in the fair values of these derivative instruments are recorded in earnings, but are offset by corresponding changes in the fair values of the hedged items, also recorded in earnings, and, accordingly, do not impact the Company's Consolidated Statements of Income. These fair value instruments will mature on dates ranging from February 2014 to May 2014.
Net Investment Instruments
The Company is a party to cross-currency interest rate swaps that the Company uses to hedge its net investments. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment of the related investment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from October 2023 to February 2030.
The Company has issued foreign-currency-denominated long-term debt as hedges of net investments of certain of its foreign operations. These foreign-currency-denominated long-term debt issuances are designated and qualify as nonderivative hedging instruments. Accordingly, the foreign currency translation of these debt instruments is recorded in accumulated other comprehensive income (loss), offsetting the foreign currency translation adjustment of the related net investments that is also recorded in accumulated other comprehensive income (loss). At January 31, 2014 and January 31, 2013, the Company had ¥200 billion and ¥275 billion, respectively, of outstanding long-term debt designated as a hedge of its net investment in Japan, as well as outstanding long-term debt of £2.5 billion at January 31, 2014 and January 31, 2013, that was designated as a hedge of its net investment in the United Kingdom. These nonderivative net investment hedges will mature on dates ranging from August 2014 to January 2039.

Cash Flow Instruments
The Company is a party to receive variable-rate, pay fixed-rate interest rate swaps that the Company uses to hedge the interest rate risk of certain non-U.S. denominated debt. The swaps are designated as cash flow hedges of interest expense risk. Amounts reported in accumulated other comprehensive income (loss) related to these derivatives are reclassified from accumulated other comprehensive income (loss) to earnings as interest is expensed for the Company's variable-rate debt, converting the variable-rate interest expense into fixed-rate interest expense. These cash flow instruments will mature on dates ranging from August 2014 to July 2015.
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
The Company also uses forward starting receive variable-rate, pay fixed-rate swaps ("forward starting swaps"), to hedge its exposure to the variability in future cash flows due to changes in the LIBOR swap rate for 10- and 30-year debt issuances forecasted to occur in the future. Amounts reported in accumulated other comprehensive income (loss) related to these derivatives will be reclassified from accumulated other comprehensive income (loss) to earnings as interest expense is incurred on the forecasted hedged fixed-rate debt, adjusting interest expense to reflect the fixed-rate entered into by the forward starting swaps. These cash flow instruments hedge forecasted interest payments to be made through May 2044. These forward starting swaps will be terminated on the day the hedged forecasted debt issuances occur, but no later than October 31, 2014, if the hedged forecasted debt issuances do not occur. The Company terminated forward starting swaps with an aggregate notional amount of $2.5 billion by making a cash payment to the related counterparties of $74 million in connection with the April 2013 debt issuances described in Note 6. The $74 million loss was recorded in accumulated other comprehensive income (loss) and will be reclassified to earnings over the life of the related debt, effectively adjusting interest expense to reflect the fixed-rate entered into by the forward starting swaps.
Financial Statement Presentation
Although subject to master netting arrangements, the Company does not offset derivative assets and derivative liabilities in its Consolidated Balance Sheets. Derivative instruments with an unrealized gain are recorded in the Company's Consolidated Balance Sheets as either current or non-current assets, based on maturity date, and those hedging instruments with an unrealized loss are recorded as either current or non-current liabilities, based on maturity date.
The Company's derivative instruments, as well as its nonderivative debt instruments designated and qualifying as net investment hedges, were classified as follows in the Company's Consolidated Balance Sheets:

	January 31, 2014			January 31, 2013
(Amounts in millions)	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments
Derivative instruments
Prepaid expenses and other	$5	$—	$—	$29	$—	$—
Other assets and deferred charges	—	97	619	31	223	327
Derivative asset subtotals	$5	$97	$619	$60	$223	$327

Accrued liabilities	$—	$—	$1	$—	$—	$4
Deferred income taxes and other	—	—	1	—	—	91
Derivative liability subtotals	$—	$—	$2	$—	$—	$95

Nonderivative hedging instruments
Long-term debt due within one year	$—	$973	$—	$—	$818	$—
Long-term debt	—	5,095	—	—	6,145	—
Nonderivative hedge liability subtotals	$—	$6,068	$—	$—	$6,963	$—
Gains and losses related to the Company's derivatives primarily relate to interest rate hedges, which are included in interest, net, in the Company's Consolidated Statements of Income. Amounts related to the Company's derivatives expected to be reclassified from accumulated other comprehensive income (loss) to net income during the next 12 months are not significant.

Note 9. Taxes
Income from Continuing Operations
The components of income from continuing operations before income taxes are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
U.S.	$19,412	$19,352	$18,685
Non-U.S.	5,244	6,310	5,647
Total income from continuing operations before income taxes	$24,656	$25,662	$24,332
A summary of the provision for income taxes is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Current:
U.S. federal	$6,377	$5,611	$4,596
U.S. state and local	719	622	743
International	1,523	1,743	1,383
Total current tax provision	8,619	7,976	6,722
Deferred:
U.S. federal	(72)	38	1,444
U.S. state and local	37	(8)	57
International	(479)	(48)	(299)
Total deferred tax expense (benefit)	(514)	(18)	1,202
Total provision for income taxes	$8,105	$7,958	$7,924
Effective Income Tax Rate Reconciliation
The Company's effective income tax rate is typically lower than the U.S. statutory tax rate primarily because of benefits from lower-taxed global operations, including the use of global funding structures and certain U.S. tax credits as further discussed in the "Cash and Cash Equivalents" section of the Company's significant accounting policies in Note 1. The Company's non-U.S. income is generally subject to local country tax rates that are below the 35% U.S. statutory tax rate. Certain non-U.S. earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax. A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	Fiscal Years Ended January 31,
	2014	2013	2012
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	2.0%	1.7%	2.0%
Income taxed outside the U.S.	(2.8)%	(2.6)%	(2.8)%
Net impact of repatriated international earnings	(1.4)%	(2.5)%	(0.3)%
Other, net	0.1%	(0.6)%	(1.3)%
Effective income tax rate	32.9%	31.0%	32.6%

Deferred Taxes
The significant components of the Company's deferred tax account balances are as follows:

	January 31,
(Amounts in millions)	2014	2013
Deferred tax assets:
Loss and tax credit carryforwards	$3,566	$3,525
Accrued liabilities	2,986	2,683
Share-based compensation	126	204
Other	1,573	1,500
Total deferred tax assets	8,251	7,912
Valuation allowances	(1,801)	(2,225)
Deferred tax assets, net of valuation allowance	6,450	5,687
Deferred tax liabilities:
Property and equipment	6,295	5,830
Inventories	1,641	1,912
Other	1,827	1,157
Total deferred tax liabilities	9,763	8,899
Net deferred tax liabilities	$3,313	$3,212
The deferred taxes are classified as follows in the Company's Consolidated Balance Sheets:

	January 31,
(Amounts in millions)	2014	2013
Balance Sheet classification:
Assets:
Prepaid expenses and other	$822	$520
Other assets and deferred charges	1,151	757
Asset subtotals	1,973	1,277
Liabilities:
Accrued liabilities	176	116
Deferred income taxes and other	5,110	4,373
Liability subtotals	5,286	4,489
Net deferred tax liabilities	$3,313	$3,212
Unremitted Earnings
United States income taxes have not been provided on accumulated but undistributed earnings of the Company's international subsidiaries of approximately $21.4 billion and $19.2 billion as of January 31, 2014 and 2013, respectively, as the Company intends to permanently reinvest these amounts outside of the United States. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation. The Company provides deferred or current income taxes on earnings of international subsidiaries in the period that the Company determines it will remit those earnings.
Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances
At January 31, 2014, the Company had net operating loss and capital loss carryforwards totaling approximately $6.1 billion. Of these carryforwards, approximately $3.6 billion will expire, if not utilized, in various years through 2024. The remaining carryforwards have no expiration. At January 31, 2014, the Company had foreign tax credit carryforwards of $1.8 billion, which will expire in various years through 2024, if not utilized.
The recoverability of these future tax deductions and credits is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent management does not consider it more likely than not that a deferred tax asset will be realized, a valuation allowance is established. If a valuation allowance has been established and management subsequently determines that it is more likely than not that the deferred tax assets will be realized, the valuation allowance is released.

As of January 31, 2014 and 2013, the Company had valuation allowances recorded of approximately $1.8 billion and $2.2 billion, respectively, on deferred tax assets associated primarily with net operating loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $0.4 billion net decrease in the valuation allowance during fiscal 2014 related to releases arising from the use of deferred tax assets, changes in judgment regarding the future realization of deferred tax assets, increases from certain net operating losses and deductible temporary differences arising in fiscal 2014, decreases due to operating and capital loss expirations and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining net deferred tax assets will be fully realized.
Uncertain Tax Positions
The benefits of uncertain tax positions are recorded in the Company's Consolidated Financial Statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.
As of January 31, 2014 and 2013, the amount of unrecognized tax benefits related to continuing operations was $763 million and $818 million, respectively. The amount of unrecognized tax benefits that would affect the Company's effective income tax rate was $698 million and $741 million for January 31, 2014 and 2013, respectively.
A reconciliation of unrecognized tax benefits from continuing operations was as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Unrecognized tax benefits, beginning of year	$818	$611	$795
Increases related to prior year tax positions	41	88	87
Decreases related to prior year tax positions	(112)	(232)	(162)
Increases related to current year tax positions	133	431	56
Settlements during the period	(117)	(80)	(161)
Lapse in statutes of limitations	—	—	(4)
Unrecognized tax benefits, end of year	$763	$818	$611
The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2014, 2013 and 2012, the Company recognized interest and penalty expense (benefit) related to uncertain tax positions of $(7) million, $2 million and $(19) million, respectively. As of January 31, 2014 and 2013, accrued interest related to uncertain tax positions of $40 million and $139 million, respectively, was recorded in the Company's Consolidated Balance Sheets. The Company did not have any accrued penalties recorded for income taxes as of January 31, 2014 or 2013.
During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $50 million and $250 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company is focused on resolving tax audits as expeditiously as possible. As a result of these efforts, unrecognized tax benefits could potentially be reduced beyond the provided range during the next twelve months. The Company does not expect any change to have a significant impact to its Consolidated Financial Statements.
The Company remains subject to income tax examinations for its U.S. federal income taxes generally for fiscal 2012 through 2014. The Company also remains subject to income tax examinations for international income taxes for fiscal 2006 through 2014, and for U.S. state and local income taxes generally for the fiscal years ended 2009 through 2014.
Other Taxes
The Company is subject to tax examinations for payroll, value added, sales-based and other non-income taxes. A number of these examinations are ongoing in various jurisdictions, including Brazil. In certain cases, the Company has received assessments from the taxing authorities in connection with these examinations. Where a probable loss has occurred, the Company has made accruals, which are reflected in the Company's Consolidated Financial Statements. While the possible losses or range of possible losses associated with these matters are individually immaterial, a group of related matters, if decided adversely to the Company, could result in a liability material to the Company's Consolidated Financial Statements.

Note 10. Contingencies
Legal Proceedings
The Company is involved in a number of legal proceedings. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company's Consolidated Financial Statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated, and therefore an accrual has not been made. However, where a liability is reasonably possible and material, such matters have been disclosed. The Company may enter into discussions regarding settlement of these matters and may enter into settlement agreements if it believes settlement is in the best interest of the Company's shareholders. Unless stated otherwise, the matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in a liability material to the Company's financial condition or results of operations.
Wage-and-Hour Class Action: The Company is a defendant in Braun/Hummel v. Wal-Mart Stores, Inc., a class-action lawsuit commenced in March 2002 in the Court of Common Pleas in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, a jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs' meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury's back-pay award plus statutory penalties, prejudgment interest and attorneys' fees. By operation of law, post-judgment interest accrues on the judgment amount at the rate of six percent per annum from the date of entry of the judgment, which was November 14, 2007, until the judgment is paid, unless the judgment is set aside on appeal. On December 7, 2007, the Company filed its Notice of Appeal. The Company filed its opening appellate brief on February 17, 2009, plaintiffs filed their response brief on April 20, 2009, and the Company filed its reply brief on June 5, 2009. Oral argument was held before the Pennsylvania Superior Court of Appeals on August 19, 2009. On June 10, 2011, the court issued an opinion upholding the trial court's certification of the class, the jury's back pay award, and the awards of statutory penalties and prejudgment interest, but reversing the award of attorneys' fees. On September 9, 2011, the Company filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court. On July 2, 2012, the Pennsylvania Supreme Court granted the Company's Petition. The Company served its opening brief in the Pennsylvania Supreme Court on October 22, 2012, plaintiffs served their response brief on January 22, 2013, and the Company served its reply on February 28, 2013. Oral argument was held in the Pennsylvania Supreme Court on May 8, 2013. No decision has been issued. The Company believes it has substantial factual and legal defenses to the claims at issue, and plans to continue pursuing appellate review.
Gender Discrimination Class Actions: The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., which was commenced as a class-action lawsuit in June 2001 in the United States District Court for the Northern District of California, asserting that the Company had engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments, and seeking, among other things, injunctive relief, front pay, back pay, punitive damages and attorneys' fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs' motion for class certification. As defined by the district court, the class included "[a]ll women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to Wal-Mart's challenged pay and management track promotions policies and practices." The Company appealed the order to the Ninth Circuit Court of Appeals and subsequently to the United States Supreme Court. On June 20, 2011, the Supreme Court issued an opinion decertifying the class and remanding the case to the district court. On October 27, 2011, the plaintiffs' attorneys filed an amended complaint proposing a class of current and former female associates at the Company's California retail facilities, and the Company filed a motion to dismiss on January 13, 2012. On September 21, 2012, the court denied the motion. The plaintiffs filed a motion for class certification on April 15, 2013. On August 2, 2013, the court denied the motion. On August 16, 2013, the plaintiffs filed a petition for permission to appeal that ruling to the U.S. Court of Appeals for the Ninth Circuit. On November 18, 2013, the Ninth Circuit denied that petition.
On October 28, 2011, the attorneys for the plaintiffs in the Dukes case filed a similar complaint in the United States District Court for the Northern District of Texas entitled Odle v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in any Walmart region that includes stores located in the state of Texas. On October 15, 2012, the court in the Odle case granted the Company's motion to dismiss, dismissing with prejudice the plaintiffs' class-action allegations and the individual claims of the lead plaintiff, Stephanie Odle. On March 19, 2013, the U.S. Court of Appeals for the Fifth Circuit denied the plaintiffs' petition for permission to appeal. On October 2, 2012, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Middle District of Tennessee entitled Phipps v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in "Region 43, centered in Middle and Western Tennessee." On February 20, 2013, the court in the Phipps case granted the Company's motion to dismiss, dismissing with prejudice the plaintiffs' class-action allegations. On September 11, 2013, the U.S. Court of Appeals for the Sixth Circuit granted the plaintiffs' petition for permission to appeal that ruling. On October 4, 2012, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Southern District of Florida entitled Love v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in certain designated stores and clubs in regions centered in the state of Florida. On September 23, 2013, the court in the Love case granted the Company's motion to dismiss, dismissing with prejudice the plaintiffs' class-action allegations. Finally, on February 20, 2013, the plaintiffs' attorneys filed another similar complaint in the United States District Court for the Western District of Wisconsin entitled Ladik v. Wal-Mart Stores, Inc., proposing a class of current and former female associates employed in "Region 14, which includes Wal-Mart retail stores located in parts of Wisconsin, Illinois, Indiana and Michigan." On May 24, 2013, the court in the Ladik case granted the Company's motion to dismiss, dismissing with prejudice the plaintiffs' class-action allegations. On June 13, 2013, the U.S. Court of Appeals for the Seventh Circuit denied the plaintiffs' petition for permission to appeal. Management does not believe any possible loss or the range of any possible loss that may be incurred in connection with these matters will be material to the Company's financial condition or results of operations.
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
The Company is also conducting a voluntary global review of its policies, practices and internal controls for FCPA compliance. The Company is engaged in strengthening its global anti-corruption compliance program through appropriate remedial anti-corruption measures.  In November 2011, the Company voluntarily disclosed that investigative activity to the U.S. Department of Justice (the "DOJ") and the Securities and Exchange Commission (the "SEC"). Since the implementation of the global review and the enhanced anti-corruption compliance program, the Audit Committee and the Company have identified or been made aware of additional allegations regarding potential violations of the FCPA. When such allegations are reported or identified, the Audit Committee and the Company, together with their third party advisors, conduct inquiries and when warranted based on those inquiries, open investigations. Inquiries or investigations regarding allegations of potential FCPA violations have been commenced in a number of foreign markets where the Company operates, including, but not limited to, Brazil, China and India.
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
The Company could be exposed to a variety of negative consequences as a result of the matters noted above. There could be one or more enforcement actions in respect of the matters that are the subject of some or all of the on-going government investigations, and such actions, if brought, may result in judgments, settlements, fines, penalties, injunctions, cease and desist orders, debarment or other relief, criminal convictions and/or penalties. The shareholder lawsuits may result in judgments against the Company and its current and former directors and officers named in those proceedings. The Company cannot predict at this time the outcome or impact of the government investigations, the shareholder lawsuits, or its own internal investigations and review. In addition, the Company expects to incur costs in responding to requests for information or subpoenas seeking documents, testimony and other information in connection with the government investigations, in defending the shareholder lawsuits, and in conducting the review and investigations. These costs will be expensed as incurred. For fiscal 2014 and 2013, the Company incurred expenses of approximately $282 million and $157 million, respectively, related to these matters. Of these expenses, approximately $173 million and $100 million, respectively, represent costs incurred for the ongoing inquiries and investigations and $109 million and $57 million, respectively, relate to the Company's global compliance program and organizational enhancements. These matters may require the involvement of certain members of the Company's senior management that could impinge on the time they have available to devote to other matters relating to the business. The Company expects that there will be on-going media and governmental interest, including additional news articles from media publications on these matters, which could impact the perception among certain audiences of the Company's role as a corporate citizen.
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

Note 11. Commitments
The Company has long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.8 billion, $2.6 billion and $2.4 billion in fiscal 2014, 2013 and 2012, respectively.
Aggregate minimum annual rentals at January 31, 2014, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases	Capital Leases
2015	$1,734	$586
2016	1,632	558
2017	1,462	519
2018	1,314	479
2019	1,192	438
Thereafter	9,836	3,711
Total minimum rentals	$17,170	$6,291
Less estimated executory costs		60
Net minimum lease payments		6,231
Less imputed interest		3,134
Present value of minimum lease payments		$3,097
Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were immaterial for fiscal 2014, 2013 and 2012. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.
The Company has future lease commitments for land and buildings for approximately 317 future locations. These lease commitments have lease terms ranging from 4 to 40 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $49 million for fiscal 2015, based on current cost estimates.
In connection with certain long-term debt issuances, the Company could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2014, the aggregate termination payment would have been $74 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.
Note 12. Retirement-Related Benefits
The Company offers 401(k) plans for associates in the United States and Puerto Rico, under which associates generally become participants following one year of employment. Under these plans, the Company matches 100% of participant contributions up to 6% of annual eligible earnings. The matching contributions immediately vest at 100% for each associate. Participants can contribute up to 50% of their pretax earnings, but not more than the statutory limits. Participants age 50 or older may defer additional earnings in catch-up contributions up to the maximum statutory limits.
Associates in international countries who are not U.S. citizens are covered by various defined contribution post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established.
Additionally, the Company's subsidiaries in the United Kingdom ("ASDA") and Japan have sponsored defined benefit pension plans. The plan in the United Kingdom was underfunded by $69 million and $346 million at January 31, 2014 and 2013, respectively. The plan in Japan was underfunded by $281 million and $338 million at January 31, 2014 and 2013, respectively. These underfunded amounts are recorded as liabilities in the Company's Consolidated Balance Sheets in deferred income taxes and other. Certain other international operations also have defined benefit arrangements that are not significant.

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
The following table summarizes the contribution expense related to the Company's retirement-related benefits for fiscal 2014, 2013 and 2012:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Defined contribution plans:
U.S.	$877	$818	$752
International	165	166	230
Defined benefit plans:
International	20	26	54
Total contribution expense for retirement-related benefits	$1,062	$1,010	$1,036

Note 13. Acquisitions, Disposals and Related Items
The Company has completed, or is in process of completing, the following transactions that impact the operations of Walmart International:
India Operations
During fiscal 2014, the Company acquired, for $100 million, the remaining ownership interest in Bharti Walmart Private Limited, previously a joint venture between Bharti Ventures Limited ("Bharti") and the Company established in 2007, which operated the Company's wholesale cash & carry business in India. Upon completion of the transaction, the Company became the sole owner of the cash & carry business in India. In addition, the Company also terminated its joint venture, franchise and supply agreements with Bharti Retail Limited ("Bharti Retail"), which operates Bharti's retail business in India, and transferred its investment in that business to Bharti. In connection with the agreements related to the Bharti retail business, the Company paid and forgave indebtedness of approximately $234 million and recorded a net loss of approximately $151 million in the Company's Consolidated Statements of Income.
Walmart Chile
In September 2013, certain redeemable noncontrolling interest shareholders exercised put options that required the Company to purchase a portion of their shares in Walmart Chile at the mutually agreed upon redemption value to be determined after exercise of the put options. In fiscal 2014, the Company recorded an increase to redeemable noncontrolling interest of $1.0 billion, with a corresponding decrease to capital in excess of par value, to reflect the estimated redemption value of the redeemable noncontrolling interest at $1.5 billion. Subsequent to the initial exercise, the Company negotiated with the redeemable noncontrolling interest shareholders to acquire all of their redeemable noncontrolling interest shares. The Company completed this transaction in February 2014, after period end, using its existing cash and bringing its ownership interest in Walmart Chile to approximately 99.7 percent. The Company has since initiated a tender offer for the remaining 0.3 percent noncontrolling interest held by the public in Chile at the same value per share as was paid to the redeemable noncontrolling interest shareholders. The tender offer will expire in the first quarter of fiscal 2015.
Vips Restaurant Business in Mexico
In September 2013, Walmex, a majority-owned subsidiary of the Company, entered into a definitive agreement with Alsea S.A.B. de C.V. to dispose of Walmex's Vips restaurant business ("Vips") in Mexico for approximately $625 million. Accordingly, the Vips operating results are presented as discontinued operations in the Company's Consolidated Statements of Income for fiscal 2014, 2013 and 2012. Additionally, the Vips assets and liabilities to be disposed of are reported separately in the Company's Consolidated Balance Sheets as of January 31, 2014. The Vips sale is subject to approval by Mexican regulatory authorities and is currently expected to close during the first half of fiscal 2015. Upon completion of this transaction, the Company expects to record a net gain, which will be recorded in discontinued operations in the Company's Consolidated Statements of Income.

Note 14. Segments
The Company is engaged in the operation of retail, wholesale and other units located in the U.S., Africa, Argentina, Brazil, Canada, Central America, Chile, China, India, Japan, Mexico and the United Kingdom. The Company's operations are conducted in three reportable business segments: Walmart U.S., Walmart International and Sam's Club. The Company defines its segments as those operations whose results its chief operating decision maker ("CODM") regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenues for each of these individual products and services.
The Walmart U.S. segment includes the Company's mass merchant concept in the U.S. operating under the "Walmart" or "Wal-Mart" brands, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the U.S., including various retail websites. The Sam's Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com. Corporate and support consists of corporate overhead and other items not allocated to any of the Company's segments.
The Company measures the results of its segments using, among other measures, each segment's net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment's operating income, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM. When the measurement of a segment changes, previous period amounts and balances are reclassified to be comparable to the current period's presentation.
Information for the Company's segments, as well as the reconciliation to income from continuing operations before income taxes, is provided in the following table:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Corporate and Support	Consolidated
Fiscal Year Ended January 31, 2014
Net sales	$279,406	$136,513	$57,157	$—	$473,076
Operating income (loss)	22,351	5,454	1,975	(2,908)	26,872
Interest expense, net					(2,216)
Income from continuing operations before income taxes					$24,656
Total assets	$98,745	$85,370	$14,053	$6,583	$204,751
Depreciation and amortization	4,660	2,658	645	907	8,870
Capital Expenditures	6,378	4,463	1,071	1,203	13,115

Fiscal Year Ended January 31, 2013
Net sales	$274,433	$134,748	$56,423	$—	$465,604
Operating income (loss)	21,491	6,617	1,960	(2,343)	27,725
Interest Expense, net					(2,063)
Income from continuing operations before income taxes					$25,662
Total assets	$96,234	$85,695	$13,479	$7,697	$203,105
Depreciation and amortization	4,586	2,605	617	670	8,478
Capital Expenditures	5,994	4,640	868	1,396	12,898

Fiscal Year Ended January 31, 2012
Net sales	$264,186	$125,435	$53,795	$—	$443,416
Operating income (loss)	20,381	6,113	1,844	(1,847)	26,491
Interest Expense, net					(2,159)
Income from continuing operations before income taxes					$24,332
Total assets	$93,143	$81,289	$12,824	$6,150	$193,406
Depreciation and amortization	4,557	2,438	595	540	8,130
Capital Expenditures	6,226	5,274	823	1,187	13,510

Total revenues, consisting of net sales and membership and other income, and long-lived assets, consisting primarily of property and equipment, net, aggregated by the Company's U.S. and non-U.S. operations for fiscal 2014, 2013 and 2012, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2014	2013	2012
Total revenues
U.S. operations	$338,681	$332,788	$319,800
Non-U.S. operations	137,613	135,863	126,709
Total revenues	$476,294	$468,651	$446,509

Long-lived assets
U.S. operations	$79,644	$77,692	$75,881
Non-U.S. operations	38,263	38,989	36,443
Total long-lived assets	$117,907	$116,681	$112,324
No individual country outside of the U.S. had total revenues or long-lived assets that were material to the consolidated totals. Additionally, the Company did not generate material total revenues from any single customer.
Note 15. Subsequent Event
Dividends Declared
On February 20, 2014, the Board of Directors approved the fiscal 2015 annual dividend at $1.92 per share, an increase compared to the fiscal 2014 dividend of $1.88 per share. For fiscal 2015, the annual dividend will be paid in four quarterly installments of $0.48 per share, according to the following record and payable dates:

Record Date	Payable Date
March 11, 2014	April 1, 2014
May 9, 2014	June 2, 2014
August 8, 2014	September 3, 2014
December 5, 2014	January 5, 2015

Note 16. Quarterly Financial Data (Unaudited)

	Fiscal Year Ended January 31, 2014
(Amounts in millions, except per share data)	Q1	Q2	Q3	Q4	Total
Total revenues	$114,071	$116,829	$115,688	$129,706	$476,294
Net sales	113,313	116,101	114,876	128,786	473,076
Cost of sales	85,991	87,420	86,687	97,971	358,069
Income from continuing operations	3,932	4,205	3,870	4,544	16,551
Consolidated net income	3,944	4,216	3,885	4,650	16,695
Consolidated net income attributable to Walmart	3,784	4,069	3,738	4,431	16,022

Basic net income per common share(1):
Basic income per common share from continuing operations attributable to Walmart	1.14	1.24	1.14	1.35	4.87
Basic income (loss) per common share from discontinued operations attributable to Walmart	0.01	—	0.01	0.02	0.03
Basic net income per common share attributable to Walmart	1.15	1.24	1.15	1.37	4.90

Diluted net income per common share(1):
Diluted income per common share from continuing operations attributable to Walmart	1.14	1.23	1.14	1.34	4.85
Diluted income (loss) per common share from discontinued operations attributable to Walmart	—	0.01	—	0.02	0.03
Diluted net income per common share attributable to Walmart	1.14	1.24	1.14	1.36	4.88

	Fiscal Year Ended January 31, 2013
	Q1	Q2	Q3	Q4	Total
Total revenues	$112,901	$114,174	$113,800	$127,776	$468,651
Net sales	112,155	113,412	113,077	126,960	465,604
Cost of sales	85,145	85,611	85,470	96,071	352,297
Income from continuing operations	3,882	4,150	3,809	5,863	17,704
Consolidated net income	3,893	4,162	3,825	5,876	17,756
Consolidated net income attributable to Walmart	3,741	4,017	3,635	5,606	16,999

Basic net income per common share(1):
Basic income per common share from continuing operations attributable to Walmart	1.10	1.18	1.08	1.68	5.03
Basic income (loss) per common share from discontinued operations attributable to Walmart	—	0.01	—	—	0.01
Basic net income per common share attributable to Walmart	1.10	1.19	1.08	1.68	5.04

Diluted net income per common share(1):
Diluted income per common share from continuing operations attributable to Walmart	1.09	1.18	1.07	1.67	5.01
Diluted income (loss) per common share from discontinued operations attributable to Walmart	—	—	0.01	—	0.01
Diluted net income per common share attributable to Walmart	1.09	1.18	1.08	1.67	5.02

(1)	The sum of quarterly income per common share attributable to Walmart data may not agree to annual amounts due to rounding.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 21, 2014 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 21, 2014

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report to Our Shareholders." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2014 and 2013, and related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2014 and our report dated March 21, 2014 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 21, 2014

Management's Report to Our Shareholders
Wal-Mart Stores, Inc.
Management of Wal-Mart Stores, Inc. ("Walmart," the "company" or "we") is responsible for the preparation, integrity and objectivity of Walmart's Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management is required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.
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
Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2014. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2014. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.
Report on Internal Control Over Financial Reporting
Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2014. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework (1992). Management concluded that based on its assessment, Walmart's internal control over financial reporting was effective as of January 31, 2014. The Company's internal control over financial reporting as of January 31, 2014, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2014, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

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

/s/ C. Douglas McMillon
C. Douglas McMillon President and Chief Executive Officer

/s/ Charles M. Holley, Jr.
Charles M. Holley, Jr. Executive Vice President and Chief Financial Officer

Unit Counts as of January 31, 2014
Wal-Mart Stores, Inc.
United States
The Walmart U.S. and Sam's Club segments comprise the Company's operations in the United States. As of January 31, 2014, unit counts for Walmart U.S. and Sam's Club are summarized by format for each state or territory as follows:

	Walmart U.S.			Sam's Club
State or Territory	Supercenters	Discount Stores	Neighborhood Markets and other small formats	Clubs	Grand Total
Alabama	95	3	12	13	123
Alaska	8	2	—	3	13
Arizona	78	3	25	15	121
Arkansas	73	9	19	7	108
California	106	96	49	33	284
Colorado	66	5	14	15	100
Connecticut	10	24	2	3	39
Delaware	6	3	—	1	10
Florida	207	16	51	45	319
Georgia	143	3	13	23	182
Hawaii	—	9	—	2	11
Idaho	21	1	1	1	24
Illinois	128	26	6	31	191
Indiana	92	9	6	16	123
Iowa	56	3	—	8	67
Kansas	56	4	12	8	80
Kentucky	76	8	8	9	101
Louisiana	83	2	7	14	106
Maine	19	3	—	3	25
Maryland	25	22	—	12	59
Massachusetts	23	24	—	3	50
Michigan	83	8	—	26	117
Minnesota	61	7	—	13	81
Mississippi	62	4	1	7	74
Missouri	107	12	6	17	142
Montana	13	—	—	2	15
Nebraska	34	—	6	4	44
Nevada	30	2	11	7	50
New Hampshire	15	12	—	4	31
New Jersey	21	36	—	10	67
New Mexico	35	2	4	7	48
New York	74	25	2	16	117
North Carolina	137	6	21	23	187
North Dakota	12	1	—	3	16
Ohio	138	7	—	29	174
Oklahoma	77	9	19	11	116
Oregon	26	7	9	—	42
Pennsylvania	110	24	—	23	157
Rhode Island	5	4	—	1	10
South Carolina	80	—	2	12	94
South Dakota	13	—	—	2	15
Tennessee	111	2	6	16	135
Texas	345	27	50	77	499
Utah	40	—	5	8	53
Vermont	—	5	—	—	5
Virginia	102	6	4	16	128
Washington	46	12	3	3	64
Washington D.C.	2	—	—	—	2
West Virginia	38	—	1	5	44
Wisconsin	78	9	5	12	104
Wyoming	10	—	—	2	12
Puerto Rico	12	6	27	11	56
United States total	3,288	508	407	632	4,835

International
The Walmart International segment comprises the Company's operations outside of the United States and is represented in three major brand categories. Unit counts(1) as of January 31, 2014 for Walmart International are summarized by brand category for each geographic market as follows:

Geographic Market	Retail	Wholesale	Other(2)	Total
Africa(3)	285	94	—	379
Argentina	104	—	—	104
Brazil	468	76	12	556
Canada	389	—	—	389
Central America(4)	660	1	—	661
Chile	351	2	27	380
China	395	10	—	405
India	—	20	—	20
Japan	374	—	64	438
Mexico(5)	2,033	156	10	2,199
United Kingdom	574	—	2	576
International total	5,633	359	115	6,107

(1)
Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2013, to correspond with the balance sheet date of the related geographic market. Canada unit counts are stated as of January 31, 2014.

(2)	"Other" includes restaurants, drugstores and convenience stores operating under varying banners in Brazil, Chile, Japan, Mexico and the United Kingdom.

(3)
Africa unit counts by country are Botswana (11), Ghana (1), Lesotho (3), Malawi (2), Mozambique (7), Namibia (3), Nigeria (2), South Africa (346), Swaziland (1), Tanzania (1), Uganda (1) and Zambia (1).

(4)	Central America unit counts by country are Costa Rica (214), El Salvador (83), Guatemala (209), Honduras (75) and Nicaragua (80).

(5)
Mexico unit counts exclude 360 units of the Vips restaurant business classified as discontinued operations as of January 31, 2014. The Company has entered into an agreement to sell the operations of the Vips restaurant business, subject to regulatory approval.

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
Roger C. Corbett
Mr. Corbett is the retired Chief Executive Officer and Group Managing Director of Woolworths Limited, the largest retail company in Australia.
Pamela J. Craig
Ms. Craig is the retired Chief Financial Officer of Accenture plc, a global management consulting, technology services, and outsourcing company.
Douglas N. Daft
Mr. Daft is the retired Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company, a beverage manufacturer, where he served in that capacity from February 2000 until May 2004, and in various other capacities since 1969.
Michael T. Duke
Mr. Duke is the Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc. He is the former President and Chief Executive Officer of Wal-Mart Stores, Inc., serving in that position from February 2009 to January 2014.

Timothy P. Flynn
Mr. Flynn is the retired Chairman of KPMG International, a professional services firm.
Marissa A. Mayer
Ms. Mayer is the Chief Executive Officer and President and Director of Yahoo!, Inc., a digital media company.
C. Douglas McMillon
Mr. McMillon is the President and Chief Executive Officer of Wal-Mart Stores, Inc.
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
New York Stock Exchange
Stock Symbol: WMT
Annual meeting
Our Annual Meeting of Shareholders will be held on Friday, June 6, 2014, at 7:00 a.m. (Central Time) in the Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.
Communication with shareholders
Wal-Mart Stores, Inc. periodically communicates with its shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications refer to our website, www.stock.walmart.com.
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
5417 Pinnacle Point Dr., Suite 501
Rogers, AR 72758
Market price of common stock
The high and low market price per share for the Company's common stock in fiscal 2014 and 2013 were as follows:

	2014		2013
	High	Low	High	Low
1st Quarter	$79.50	$68.13	$62.63	$57.18
2nd Quarter	79.96	72.90	75.24	58.27
3rd Quarter	79.00	71.51	77.60	71.35
4th Quarter	81.37	73.64	75.16	67.37

The high and low market price per share for the Company's common stock for the first quarter of fiscal 2015, were as follows:

	2015
	High	Low
1st Quarter(1)	$77.02	$72.27
 (1) Through March 21, 2014.
Dividends payable per share
For fiscal 2015, dividends will be paid based on the following schedule:

April 1, 2014	$0.48
June 2, 2014	$0.48
September 3, 2014	$0.48
January 5, 2015	$0.48
Dividends paid per share
For fiscal 2014, dividends were paid based on the following schedule:

April 1, 2013	$0.47
June 3, 2013	$0.47
September 3, 2013	$0.47
January 2, 2014	$0.47
For fiscal 2013, dividends were paid based on the following schedule:

April 4, 2012	$0.40
June 4, 2012	$0.40
September 4, 2012	$0.40
December 27, 2012	$0.40

Stock Performance Chart
This graph compares the cumulative total shareholder return on Walmart's common stock during the five fiscal years ending with fiscal 2014 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2009, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Shareholders
As of March 18, 2014, there were 255,758 holders of record of Walmart's common stock.