Form 10-K, Exhibit 13
period 2016-01-31
WAL MART STORES INC
filed 2016-03-30
CIK 104169

Five-Year Financial Summary	Exhibit 13
Wal-Mart Stores, Inc.

	As of and for the Fiscal Years Ended January 31,
(Amounts in millions, except per share and unit count data)	2016	2015	2014	2013	2012
Operating results
Total revenues	$482,130	$485,651	$476,294	$468,651	$446,509
Percentage change in total revenues from previous fiscal year	(0.7)%	2.0%	1.6%	5.0%	6.0%
Net sales	$478,614	$482,229	$473,076	$465,604	$443,416
Percentage change in net sales from previous fiscal year	(0.7)%	1.9%	1.6%	5.0%	6.0%
Increase (decrease) in calendar comparable sales(1) in the United States	0.3%	0.5%	(0.5)%	2.4%	1.6%
Walmart U.S.	1.0%	0.6%	(0.6)%	2.0%	0.3%
Sam's Club	(3.2)%	0.0%	0.3%	4.1%	8.4%
Gross profit margin	24.6%	24.3%	24.3%	24.3%	24.5%
Operating, selling, general and administrative expenses, as a percentage of net sales	20.3%	19.4%	19.3%	19.0%	19.2%
Operating income	$24,105	$27,147	$26,872	$27,725	$26,491
Income from continuing operations attributable to Walmart	14,694	16,182	15,918	16,963	15,734
Net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.57	$4.99	$4.85	$5.01	$4.53
Dividends declared per common share	1.96	1.92	1.88	1.59	1.46

Financial position
Inventories	$44,469	$45,141	$44,858	$43,803	$40,714
Property, equipment, capital lease and financing obligation assets, net	116,516	116,655	117,907	116,681	112,324
Total assets(2)	199,581	203,490	204,541	202,910	193,120
Long-term debt(2) and long-term capital lease and financing obligations (excluding amounts due within one year)	44,030	43,495	44,368	41,240	46,818
Total Walmart shareholders' equity	80,546	81,394	76,255	76,343	71,315

Unit counts(3)
Walmart U.S. segment	4,574	4,516	4,203	4,005	3,868
Walmart International segment	6,299	6,290	6,107	5,783	5,287
Sam's Club segment	655	647	632	620	611
Total units	11,528	11,453	10,942	10,408	9,766

(1)
Comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as e-commerce sales. Comparable store and club sales include fuel.

(2)
Total assets and long-term debt were adjusted to reflect the adoption of ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost, for all periods.

(3)	Unit counts related to discontinued operations have been removed from all relevant periods.

Wal-Mart Stores, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") is engaged in retail and wholesale operations in various formats around the world. Through our operations, we help people around the world save money and live better – anytime and anywhere – in retail stores or through our e-commerce and mobile capabilities. Through innovation, we are striving to create a customer-centric experience that seamlessly integrates digital and physical shopping. Physical retail encompasses our brick and mortar presence in each of the markets in which we operate. Digital retail is comprised of our e-commerce websites and mobile commerce applications. Each week, we serve nearly 260 million customers who visit our over 11,500 stores under 63 banners in 28 countries and e-commerce websites in 11 countries. Our strategy is to lead on price, invest to differentiate on access, be competitive on assortment and deliver a great experience. By leading on price we earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP"). EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Price leadership is core to who we are. Everyday low cost ("EDLC") is our commitment to control expenses so those cost savings can be passed along to our customers. Our digital and physical presence, which we are investing in to integrate, provides customers access to our broad assortment anytime and anywhere. We strive to give our customers and members a great digital and physical shopping experience.
Our operations consist of three reportable segments: Walmart U.S., Walmart International and Sam's Club.

•
Walmart U.S. is our largest segment with three primary store formats, as well as digital retail. Of our three reportable segments, Walmart U.S. has historically had the highest gross profit as a percentage of net sales ("gross profit rate"). In addition, it has historically contributed the greatest amount to the Company's net sales and operating income.

•
Walmart International consists of our operations outside of the U.S. and includes retail, wholesale and other businesses. These businesses consist of numerous formats, including supercenters, supermarkets, hypermarkets, warehouse clubs, including Sam's Clubs, cash & carry, home improvement, specialty electronics, apparel stores, drug stores and convenience stores, as well as digital retail. The overall gross profit rate for Walmart International is lower than that of Walmart U.S. because of its merchandise mix. Walmart International is our second largest segment and has grown through acquisitions, as well as by adding retail, wholesale and other units, and expanding digital retail.

•
Sam's Club consists of membership-only warehouse clubs as well as digital retail. As a membership-only warehouse club, membership income is a significant component of the segment's operating income. Sam's Club operates with a lower gross profit rate and lower operating expenses as a percentage of net sales than our other segments.

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
This discussion, which presents our results for periods occurring in the fiscal years ended January 31, 2016 ("fiscal 2016"), January 31, 2015 ("fiscal 2015") and January 31, 2014 ("fiscal 2014") should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion provides information about the financial results of the three segments of our business to provide a better understanding of how each of those segments and its results of operations affect the financial condition and results of operations of the Company as a whole.
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
Comparable store and club sales is a metric that indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period from the corresponding period in the previous year. Walmart's definition of comparable store and club sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations, expansions and conversions, as well as e-commerce sales. We measure the e-commerce sales impact by including those sales initiated through our websites and our mobile commerce applications and fulfilled through our e-commerce distribution facilities, as well as an estimate for sales initiated online and on our mobile commerce applications, but fulfilled through our stores and clubs. Sales of a store that has changed in format are excluded from comparable store and club sales when the conversion of that store is accompanied by a relocation or expansion that results in a change in the store's retail square feet of more than five percent. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.
In discussing our operating results, we use the term "currency exchange rates" to refer to the currency exchange rates we use to convert the operating results for all countries where the functional currency is not the U.S. dollar into U.S. dollars for financial reporting purposes. We calculate the effect of changes in currency exchange rates from the prior period to the current period as the difference between current period activity translated using the current period's currency exchange rates, and current period activity translated using the comparable prior year period's currency exchange rates. Throughout our discussion, we refer to the results of this calculation as the impact of currency exchange rate fluctuations. Volatility in currency exchange rates may impact the results, including net sales and operating income, of the Company and the Walmart International segment in the future.
We made certain reclassifications to prior period amounts or balances to conform to the presentation in the current fiscal year. These reclassifications did not impact the Company's operating income or consolidated net income.
The Retail Industry
We operate in the highly competitive retail industry in all of the markets we serve. We face strong sales competition from other discount, department, drug, dollar, variety and specialty stores, warehouse clubs and supermarkets, as well as e-commerce and catalog businesses. Many of these competitors are national, regional or international chains or have a national or international online presence. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: catastrophic events, weather, competitive pressures, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, cost of goods, currency exchange rate fluctuations, customer preferences, deflation, inflation, fuel and energy prices, general economic conditions, insurance costs, interest rates, labor costs, tax rates, cybersecurity attacks and unemployment. Further information on the factors that can affect our operating results and on certain risks to our Company and an investment in its securities can be found under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, and in the discussion under "Cautionary Statement Regarding Forward-Looking Statements and Information" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2016.

Company Performance Metrics
We are committed to helping customers save money and live better through everyday low prices, supported by everyday low costs.  At times, we adjust our business strategies to ensure we maintain our strong leadership position around the world and in the countries in which we operate.  For several years, our performance metrics emphasized three financial priorities: growth, leverage and returns.  We are currently making strategic investments in our associates and in the integration of digital and physical retail.  These investments support long-term growth while we maintain our heritage of everyday low prices which are supported by everyday low cost.  During this time of increased investments, we have shifted our financial priorities to focus primarily on growth, balanced by the long-term health of the Company including returns.  We will continue to grow through new stores and clubs, and through increasing comparable store and club sales, which include our e-commerce sales.  While leverage remains important to everyday low cost, during this time of increased investments, operating expenses may grow at a rate that is greater than or equal to the rate of our net sales growth, and operating income may grow at a rate that is equal to or less than the rate of our net sales growth.
Our objective of balancing growth with returns means that we are focused on efficiently employing assets for return on investment and more effectively managing working capital to deliver strong free cash flow. We will also continue to provide returns to our shareholders through share repurchases and dividends.
Growth
We measure our growth primarily by the amount of the period-over-period growth in our net sales and our comparable store and club sales. We also review the progress of our digital retail investments by measuring the impact e-commerce sales have on our comparable store and club sales. At times, we make strategic investments which are focused on the long-term growth of the Company. These strategic investments may not benefit net sales and comparable store and club sales in the near term.
Net Sales

	Fiscal Years Ended January 31,
	2016			2015			2014
(Amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$298,378	62.3%	3.6%	$288,049	59.8%	3.1%	$279,406	59.0%
Walmart International	123,408	25.8%	(9.4)%	136,160	28.2%	(0.3)%	136,513	28.9%
Sam's Club	56,828	11.9%	(2.1)%	58,020	12.0%	1.5%	57,157	12.1%
Net sales	$478,614	100.0%	(0.7)%	$482,229	100.0%	1.9%	$473,076	100.0%
Our consolidated net sales decreased $3.6 billion or 0.7% for fiscal 2016 and increased $9.2 billion or 1.9% for fiscal 2015, when compared to the previous fiscal year. Net sales for fiscal 2016 were negatively impacted by $17.1 billion or 3.5% as a result of fluctuations in currency exchange rates and a $1.9 billion decrease in fuel sales primarily due to the lower selling prices of fuel at our Sam's Club segment. The negative effect of such factors was offset by 1.3% year-over-year growth in retail square feet, positive comparable sales in the Walmart U.S. segment and higher e-commerce sales across the Company. The increase in net sales for fiscal 2015 was primarily due to 3.0% year-over-year growth in retail square feet, positive comparable sales in the U.S. and higher e-commerce sales across the Company. The increase was partially offset by $5.3 billion of negative impact from fluctuations in currency exchange rates for fiscal 2015.
Calendar Comparable Store and Club Sales
Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period over the corresponding period in the previous year. The retail industry generally reports comparable store and club sales using the retail calendar (also known as the 4-5-4 calendar). To be consistent with the retail industry, we provide comparable store and club sales using the retail calendar in our quarterly earnings releases. However, when we discuss our comparable store and club sales below, we are referring to our calendar comparable store and club sales calculated using our fiscal calendar. As our fiscal calendar differs from the retail calendar, our fiscal calendar comparable store and club sales also differ from the retail calendar comparable store and club sales provided in our quarterly earnings releases. Calendar comparable store and club sales, as well as the impact of fuel, for fiscal 2016 and 2015, were as follows:

	Fiscal Years Ended January 31,
	2016	2015	2016	2015
	With Fuel		Fuel Impact
Walmart U.S.	1.0%	0.6%	0.0%	0.0%
Sam's Club	(3.2)%	0.0%	(3.4)%	(0.6)%
Total U.S.	0.3%	0.5%	(0.6)%	(0.1)%

Comparable store and club sales in the U.S., including fuel, increased 0.3% and 0.5% in fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. The fiscal 2016 total U.S. comparable store and club sales were positively impacted by continued traffic improvement and higher e-commerce sales at the Walmart U.S. segment, offset to a significant degree by the negative impact of lower fuel sales primarily due to lower fuel prices at the Sam's Club segment. E-commerce sales positively impacted comparable sales approximately 0.2% and 0.6% for Walmart U.S. and Sam's Club, respectively, for fiscal 2016. The fiscal 2015 total U.S. comparable store and club sales were positively impacted by higher traffic during the end of the fiscal year. E-commerce sales positively impacted comparable sales approximately 0.3% and 0.2% for Walmart U.S. and Sam's Club, respectively, for fiscal 2015.
As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units. We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.8% and 0.9% in fiscal 2016 and 2015, respectively. Our estimate is calculated primarily by comparing the sales trends of the impacted stores and clubs, which are identified based on their proximity to the new stores and clubs, to those of nearby non-impacted stores and clubs, in each case, as measured after the new stores and clubs are opened.
Strategic Growth Investments
During fiscal 2016, we made capital investments globally of $11.5 billion. These capital investments primarily consisted of payments to add new stores and clubs, remodel existing stores and clubs, construct distribution centers and invest in technology. In addition, we made an incremental operational investment of $296 million in e-commerce in fiscal 2016 as compared to fiscal 2015. We also made operational investments of approximately $1.2 billion in fiscal 2016 in connection with the new associate wage structure and comprehensive associate training and educational programs announced in first quarter of fiscal 2016. These operational investments will continue into the year ending January 31, 2017 ("fiscal 2017").

Returns
While we are focused primarily on growth, we also place a priority on generating returns to ensure our approach is appropriately balanced. We generate returns by efficiently deploying assets and effectively managing working capital. We monitor these efforts through our return on investment and free cash flow metrics, which we discuss below. In addition, we are focused on providing returns to our shareholders in the form of share repurchases and dividends, which are discussed in the Liquidity and Capital Resources section.
Return on Investment
Management believes return on investment ("ROI") is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is deploying its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with possible short-term impacts.
ROI was 15.5% and 16.9% for the fiscal years ended January 31, 2016 and 2015, respectively. The decline in ROI was primarily due to our decrease in operating income, as well as continued capital investments.
We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets, plus average accumulated depreciation and average accumulated amortization, less average accounts payable and average accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year multiplied by a factor of eight. When we have discontinued operations, we exclude the impact of the discontinued operations.
Our calculation of ROI is considered a non-GAAP financial measure because we calculate ROI using financial measures that exclude and include amounts that are included and excluded in the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the U.S. ("GAAP"). For example, we exclude the impact of depreciation and amortization from our reported operating income in calculating the numerator of our calculation of ROI. In addition, we include a factor of eight for rent expense that estimates the hypothetical capitalization of our operating leases. We consider return on assets ("ROA") to be the financial measure computed in accordance with GAAP that is the most directly comparable financial measure to our calculation of ROI. ROI differs from ROA (which is consolidated income from continuing operations for the period divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets of continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital. Because of the adjustments mentioned above, we believe ROI more accurately measures how we are deploying our key assets and is more meaningful to investors than ROA.
Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate our ROI may differ from the methods used by other companies to calculate their ROI.

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measure, is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015
CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income	$24,105	$27,147
+ Interest income	81	113
+ Depreciation and amortization	9,454	9,173
+ Rent	2,532	2,777
= Adjusted operating income	$36,172	$39,210

Denominator
Average total assets of continuing operations(1)	$201,536	$203,786
+ Average accumulated depreciation and amortization(1)	68,759	63,375
- Average accounts payable(1)	38,449	37,913
- Average accrued liabilities(1)	19,380	18,973
+ Rent x 8	20,256	22,216
= Average invested capital	$232,722	$232,491
Return on investment (ROI)	15.5%	16.9%

CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations	$15,080	$16,814
Denominator
Average total assets of continuing operations(1)	$201,536	$203,786
Return on assets (ROA)	7.5%	8.2%

	As of January 31,
	2016	2015	2014
Certain Balance Sheet Data
Total assets of continuing operations(2)	$199,581	$203,490	$204,081
Accumulated depreciation and amortization	71,538	65,979	60,771
Accounts payable	38,487	38,410	37,415
Accrued liabilities	19,607	19,152	18,793

(1) The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.
(2) Total assets of continuing operations were adjusted to reflect the adoption of ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost, for all periods.

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
We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated free cash flow of $15.9 billion, $16.4 billion and $10.1 billion for fiscal 2016, 2015 and 2014, respectively. The decrease in free cash flow in fiscal 2016 from fiscal 2015 was primarily due to lower income from continuing operations, partially offset by lower capital spending and improved working capital management.
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

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Net cash provided by operating activities	$27,389	$28,564	$23,257
Payments for property and equipment	(11,477)	(12,174)	(13,115)
Free cash flow	$15,912	$16,390	$10,142

Net cash used in investing activities(1)	$(10,675)	$(11,125)	$(12,526)
Net cash used in financing activities	(16,122)	(15,071)	(10,789)
(1) "Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.

Results of Operations
Consolidated Results of Operations

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2016	2015	2014
Total revenues	$482,130	$485,651	$476,294
Percentage change from comparable period	(0.7)%	2.0%	1.6%
Net sales	$478,614	$482,229	$473,076
Percentage change from comparable period	(0.7)%	1.9%	1.6%
Total U.S. calendar comparable store and club sales increase (decrease)	0.3%	0.5%	(0.5)%
Gross profit rate	24.6%	24.3%	24.3%
Operating income	$24,105	$27,147	$26,872
Operating income as a percentage of net sales	5.0%	5.6%	5.7%
Income from continuing operations	$15,080	$16,814	$16,551
Unit counts at period end	11,528	11,453	10,942
Retail square feet at period end	1,149	1,135	1,101
Our total revenues, which are mostly comprised of net sales, but also include membership and other income, decreased 0.7% for fiscal 2016 and increased 2.0% for fiscal 2015 when compared to the previous fiscal year. Net sales decreased 0.7% for fiscal 2016 and increased 1.9% for fiscal 2015 when compared to the previous fiscal year. For fiscal 2016, net sales were negatively impacted by $17.1 billion as a result of fluctuations in currency exchange rates and a decrease of $1.9 billion in fuel sales that resulted primarily from lower selling prices for fuel at our Sam's Club segment. The negative effect of such factors on our consolidated net sales was partially offset by the 1.3% year-over-year growth in retail square feet, positive comparable sales in the Walmart U.S. segment and higher e-commerce sales across the Company. For fiscal 2015, the increase in net sales was primarily due to 3.0% year-over-year growth in retail square feet, positive comparable sales in the U.S. and higher e-commerce sales across the Company. The increase was partially offset by $5.3 billion of negative impact from fluctuations in currency exchange rates for fiscal 2015.
Our gross profit rate increased 29 basis points for fiscal 2016 when compared to fiscal 2015. Improved margins in food, general merchandise, and consumables in the Walmart U.S. segment positively impacted our gross profit rate. Changes in the merchandise mix in the Walmart International segment and a reduction in low margin fuel sales in the Sam's Club segment also positively impacted our gross profit rate, while continued pharmacy reimbursement pressure at the Walmart U.S. segment negatively impacted our gross profit rate. Our gross profit rate was relatively flat in fiscal 2015 when compared to fiscal 2014.
Operating expenses as a percentage of net sales increased 91 and 6 basis points for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. For fiscal 2016, the increase in operating expenses as a percentage of net sales was primarily due to an increase in wage expense at the Walmart U.S. segment due to the new associate wage structure and increased associate hours to improve the overall customer experience, the approximately $0.9 billion charge for the store closures announced in January 2016 and our continued investments in digital retail and information technology. For fiscal 2015, the increase in operating expenses as a percentage of net sales was due to our continued investments in digital retail and higher health-care expenses in the U.S. from increased enrollment in our associate health-care plans and medical cost inflation, the $249 million impact of wage and hour litigation in the U.S., as well as expenses of $148 million related to the closure of approximately 30 underperforming stores in Japan. The impact of these factors in the increase of operating expenses as a percentage of net sales for fiscal 2015 was partially offset by nearly $1.0 billion of aggregated expenses incurred in fiscal 2014.
Our effective income tax rate was 30.3%, 32.2% and 32.9% for fiscal 2016, 2015 and 2014, respectively. Our effective tax rate fluctuates from period to period and may be impacted by a number of factors, including changes in our assessment of certain tax contingencies, valuation allowances, changes in laws, outcomes of administrative audits, the impacts of discrete items and the mix of earnings among our U.S. and international operations. The reconciliation from the U.S. statutory rate to the effective income tax rates for fiscal 2016, 2015 and 2014 is presented in Note 9 in the "Notes to Consolidated Financial Statements."
As a result of the factors discussed above, we reported $15.1 billion, $16.8 billion and $16.6 billion of consolidated income from continuing operations for fiscal 2016, 2015 and 2014, respectively; a decrease of $1.7 billion for fiscal 2016 and an increase of $263 million for fiscal 2015 when compared to the previous fiscal year. Diluted income from continuing operations per common share attributable to Walmart ("EPS") was $4.57, $4.99 and $4.85 for fiscal 2016, 2015 and 2014, respectively.

Walmart U.S. Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2016	2015	2014
Net sales	$298,378	$288,049	$279,406
Percentage change from comparable period	3.6%	3.1%	1.8%
Calendar comparable store sales increase	1.0%	0.6%	(0.6)%
Operating income	$19,087	$21,336	$21,787
Operating income as a percentage of net sales	6.4%	7.4%	7.8%
Unit counts at period end	4,574	4,516	4,203
Retail square feet at period end	690	680	659
Net sales for the Walmart U.S. segment increased 3.6% and 3.1% for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. The increases in net sales were primarily due to year-over-year growth in retail square feet of 1.4% and 3.2% for fiscal 2016 and 2015, respectively, as well as increases in comparable store sales of 1.0% and 0.6% for fiscal 2016 and 2015, respectively. Positive customer traffic and higher e-commerce sales contributed to the increases in comparable store sales in both periods.
The fiscal 2016 gross profit rate increased 12 basis points compared to the previous fiscal year, primarily due to improved margin in food, general merchandise, and consumables, partially offset by continued pharmacy reimbursement pressure. The fiscal 2015 gross profit rate decreased 12 basis points when compared to the previous fiscal year, primarily due to the result of the segment's strategic focus on price investment, pharmacy cost inflation, reductions in third-party reimbursement rates and changes in merchandise mix.
Operating expenses as a percentage of segment net sales increased 113 and 24 basis points for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. For fiscal 2016, the increase was primarily driven by an increase in wage expense due to the new associate wage structure and increased associate hours. Enhancements to the customer-facing areas of the store to improve the overall customer experience drove the increase in associate hours as well as increased maintenance expenses. In addition, the approximately $700 million charge for the closures of 150 stores announced in January 2016, an increase in store associate incentive expense and our continued investments in digital retail and information technology contributed to the fiscal 2016 increase in operating expenses as a percentage of segment net sales. For fiscal 2015, the increase in operating expenses as a percentage of segment net sales was primarily driven by higher health-care expenses from increased enrollment in our associate health-care plans and medical cost inflation. In addition, expenses from severe winter storms early in fiscal 2015 contributed to the increase in operating expenses as a percentage of segment net sales.
As a result of the factors discussed above, segment operating income was $19.1 billion, $21.3 billion and $21.8 billion during fiscal 2016, 2015 and 2014, respectively.

Walmart International Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2016	2015	2014
Net sales	$123,408	$136,160	$136,513
Percentage change from comparable period	(9.4)%	(0.3)%	1.3%
Operating income	$5,346	$6,171	$5,153
Operating income as a percentage of net sales	4.3%	4.5%	3.8%
Unit counts at period end	6,299	6,290	6,107
Retail square feet at period end	372	368	358
Net sales for the Walmart International segment decreased 9.4% and 0.3% for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. For fiscal 2016, the decrease in net sales was primarily due to the $17.1 billion of negative impact from fluctuations in currency exchange rates and negative comparable sales in the U.K. and China, partially offset by year-over-year growth in retail square feet of 1.2% and positive comparable sales in Mexico and Canada. For fiscal 2015, the decrease in net sales was primarily due to $5.3 billion of negative impact from fluctuations in currency exchange rates, partially offset by year-over-year growth in retail square feet of 2.6% and higher e-commerce sales in each country with e-commerce operations, particularly in the United Kingdom, China and Brazil.
Gross profit rate increased 23 and 12 basis points for fiscal 2016 and 2015, respectively, when compared to the same periods in the previous fiscal year. The fiscal 2016 and 2015 increases in gross profit rate were primarily due to changes in the merchandise mix in certain markets.
Operating expenses as a percentage of segment net sales increased 44 basis points for fiscal 2016, when compared to the previous fiscal year. The increase in operating expenses as a percentage of segment net sales for fiscal 2016 was primarily driven by the approximately $150 million charge for the announced closure of 115 underperforming stores in Brazil and other Latin American markets in January 2016, increased employment claim contingencies and higher utility rates in Brazil and continued investments in digital retail and information technology.
Operating expenses as a percentage of segment net sales decreased 51 basis points for fiscal 2015 when compared to the previous fiscal year due to the nearly $1.0 billion of aggregated expenses incurred in fiscal 2014, including charges for contingencies in Brazil, store closure costs in China and Brazil, store lease expenses in China and Mexico and expenses for the termination of the joint venture in India, partially offset by fiscal 2015 expenses of $148 million related to the closure of approximately 30 underperforming stores in Japan.
As a result of the factors discussed above, segment operating income was $5.3 billion, $6.2 billion and $5.2 billion for fiscal 2016, 2015 and 2014, respectively. Fluctuations in currency exchange rates negatively impacted operating income $765 million, $225 million and $26 million in fiscal 2016, 2015 and 2014, respectively.

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

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2016	2015	2014
Including Fuel
Net sales	$56,828	$58,020	$57,157
Percentage change from comparable period	(2.1)%	1.5%	1.3%
Calendar comparable club sales increase (decrease)	(3.2)%	0.0%	0.3%
Operating income	$1,820	$1,976	$1,843
Operating income as a percentage of net sales	3.2%	3.4%	3.2%
Unit counts at period end	655	647	632
Retail square feet at period end	88	87	84

Excluding Fuel
Net sales	$52,330	$51,630	$50,574
Percentage change from comparable period	1.4%	2.1%	1.6%
Operating income	$1,746	$1,854	$1,817
Operating income as a percentage of net sales	3.3%	3.6%	3.6%
Net sales for the Sam's Club segment decreased 2.1% for fiscal 2016 and increased 1.5% for fiscal 2015 when compared to the previous fiscal year. The fiscal 2016 decrease in net sales was primarily due to declines in comparable club sales, which were driven by a decrease of $1.9 billion in fuel sales that resulted primarily from lower selling prices for fuel. The decrease in net sales was partially offset by year-over-year growth in retail square feet of 1.2% and higher e-commerce sales at samsclub.com. The fiscal 2015 increase in net sales was primarily due to year-over-year growth in retail square feet of 2.5%, driven by the addition of 15 new clubs, partially offset by a decrease in fuel sales from lower fuel prices. Comparable club sales were flat for fiscal 2015.
Gross profit rate increased 30 basis points for fiscal 2016 and decreased 12 basis points for fiscal 2015, when compared to the previous fiscal year. For fiscal 2016, the increase was primarily due to the reduction in low margin fuel sales and lower merchandise acquisition costs, partially offset by the segment's continued investment in the Cash Rewards program. For fiscal 2015, the gross profit rate decreased primarily due to the segment's investment in the Cash Rewards program, changes in merchandise mix, and commodity cost inflation, partially offset by an increased gross profit rate on fuel sales.
Membership and other income increased 5.3% and 7.7% for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year. For fiscal 2016, the increase was primarily the result of increased membership upgrades and Plus Member renewals. For fiscal 2015, the increase was primarily the result of increased membership upgrades, Plus Member renewals and an increase in members from the opening of 15 new clubs.
Operating expenses as a percentage of segment net sales increased 67 basis points for fiscal 2016 and decreased 16 basis points for fiscal 2015, when compared to the previous fiscal year. For fiscal 2016, the increase in operating expenses as a percentage of segment net sales was primarily due to lower fuel sales, an increase in wage expense due to the new associate wage structure, our continued investments in new clubs, digital retail and information technology, and the approximately $60 million charge for club closures announced in January 2016. For fiscal 2015, the decrease in operating expenses as a percentage of segment net sales was primarily due to better expense management in a number of areas, including the optimization of the new in-club staffing structure announced in fiscal 2014, which resulted in decreases in wage expense and payroll taxes.
As a result of the factors discussed above, segment operating income was $1.8 billion, $2.0 billion and $1.8 billion for fiscal 2016, 2015 and 2014, respectively.

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
Net Cash Provided by Operating Activities

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Net cash provided by operating activities	$27,389	$28,564	$23,257
Net cash provided by operating activities was $27.4 billion, $28.6 billion and $23.3 billion for fiscal 2016, 2015 and 2014, respectively. The decrease in net cash provided by operating activities for fiscal 2016, when compared to the previous fiscal year, was primarily due to lower income from continuing operations, partially offset by improved working capital management. The increase in net cash provided by operating activities for fiscal 2015, when compared to the previous fiscal year, was primarily due to the timing of payments for accounts payable and accrued liabilities, as well as the timing of income tax payments.
In fiscal 2017, the Company will move forward with the second year of our new associate wage structure combined with comprehensive associate training and educational programs which was announced in fiscal 2016. We anticipate cash flows provided by operating activities will be sufficient to fund these programs in fiscal 2017 and future years.
Cash Equivalents and Working Capital
Cash and cash equivalents were $8.7 billion and $9.1 billion at January 31, 2016 and 2015, respectively. Our working capital deficit was $4.4 billion and $2.0 billion at January 31, 2016 and 2015, respectively. The increase in our working capital deficit reflects the Company's efficient leverage achieved through improved working capital management, in addition to the timing of payments. We generally operate with a working capital deficit due to our efficient use of cash in funding operations, consistent access to the capital markets and in providing returns to our shareholders in the form of payments of cash dividends and share repurchases.
We use intercompany financing arrangements in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate earnings held outside of the U.S. and anticipate our domestic liquidity needs will be met through cash flows provided by operating activities, supplemented with long-term debt and short-term borrowings. Accordingly, we intend, with only certain exceptions, to continue to indefinitely reinvest our earnings held outside of the U.S. in our foreign operations. When the income earned, either from operations or through intercompany financing arrangements, and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, we realize an effective tax rate benefit. If our intentions with respect to reinvestment were to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. We do not expect local laws, other limitations or potential taxes on anticipated future repatriations of earnings held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.
As of January 31, 2016 and January 31, 2015, cash and cash equivalents of approximately $1.1 billion and $1.7 billion, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions.

Net Cash Used in Investing Activities

	As of January 31,
(Amounts in millions)	2016	2015	2014
Net cash used in investing activities	$(10,675)	$(11,125)	$(12,526)
Net cash used in investing activities was $10.7 billion, $11.1 billion and $12.5 billion for fiscal 2016, 2015 and 2014, respectively, and generally consisted of payments to add stores and clubs, remodel existing stores and clubs, expand our digital retail capabilities and invest in other technologies. For fiscal 2016, we opened 423 new stores and clubs. Net cash used in investing activities decreased $450 million and $1.4 billion for fiscal 2016 and 2015, respectively, when compared to the previous fiscal year, primarily due to lower capital expenditures. The following table provides additional capital expenditure detail:

(Amounts in millions)	Allocation of Capital Expenditures Fiscal Years Ending January 31,
Capital Expenditures	2016	2015
New stores and clubs, including expansions and relocations	$3,194	$4,128
Information systems, distribution, digital retail and other	3,963	3,288
Remodels	1,390	822
Total U.S.	8,547	8,238
Walmart International	2,930	3,936
Total capital expenditures	$11,477	$12,174
Cash proceeds of $671 million received from the sale of the Vips restaurant business in Mexico ("Vips") on May 12, 2014, which is further described in Note 13 to our Consolidated Financial Statements, also reduced net cash used in investing activities in fiscal 2015.
We continued to focus on seamlessly integrating the digital and physical shopping experience for our customers and expanding in digital retail in each of our segments during fiscal 2016. Some of our fiscal 2016 accomplishments in this area were to successfully launch "Walmart Pay," grow integrated mobile applications and services including "Online Grocery" and "Pickup Today," continue to roll out our new web platform in the U.S. and open new e-commerce dedicated fulfillment centers.
Growth Activities
In fiscal 2017, we plan to add between 342 and 405 new stores and clubs, which will include a continued investment in Neighborhood Markets and a moderation of Supercenter growth in the U.S. compared to recent fiscal years. In addition, we plan to continue the growth of our digital retail capabilities by investing approximately $1.1 billion in e-commerce websites and mobile commerce applications that will include technology, infrastructure and other elements of our e-commerce operations to better serve our customers and support our stores and clubs. We anticipate financing these growth activities through cash flows provided by operating activities and future debt financings.
The following table provides our projected fiscal 2017 capital expenditures. Our anticipated digital retail expenditures are included in our projected fiscal 2017 capital expenditures. The amounts in the table do not include capital expenditures or growth in retail square feet from any pending or future acquisitions.

Approximate Fiscal 2017 Projected Capital Expenditures (in billions)
Walmart U.S.	$6.2
Walmart International	3.0
Sam's Club	0.8
Corporate and support	1.0
Total	$11.0

Net Cash Used in Financing Activities

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Net cash used in financing activities	$(16,122)	$(15,071)	$(10,789)
Net cash flows used in financing activities generally consist of transactions related to our short-term and long-term debt, financing obligations, dividends paid and the repurchase of Company stock. Transactions with noncontrolling interest shareholders are also classified as cash flows from financing activities. Net cash used in financing activities increased $1.1 billion and $4.3 billion for fiscal 2016 and fiscal 2015, respectively, when compared to the same period in the previous fiscal year.
Short-term Borrowings
Net cash flows provided by short-term borrowings increased $1.2 billion in fiscal 2016 and decreased $6.3 billion in fiscal 2015, when compared to the balance at the end of the previous fiscal year. We generally utilize the liquidity provided by short-term borrowings to provide funding for our operations, dividend payments, share repurchases, capital expenditures and other cash requirements. For fiscal 2016, the increase in net cash flows provided by short-term borrowings partially offset a larger $2.0 billion decrease in long-term debt due within one year. For fiscal 2015, more cash provided from operating activities combined with less cash used for share repurchases and capital expenditures during fiscal 2015 allowed us to minimize our short-term borrowings as of January 31, 2015. In addition to our short-term borrowings, we also have various undrawn committed lines of credit that provide $15.0 billion of additional liquidity, if needed.
Long-term Debt
The following table provides the changes in our long-term debt for fiscal 2016:

(Amounts in millions)	Long-term debt due within one year	Long-term debt	Total
Balances as of February 1, 2015	$4,791	$40,889	$45,680
Proceeds from issuance of long-term debt	—	39	39
Payments of long-term debt	(4,432)	—	(4,432)
Reclassifications of long-term debt	2,000	(2,000)	—
Other	386	(714)	(328)
Balances as of January 31, 2016	$2,745	$38,214	$40,959
Our total outstanding long-term debt balance decreased $4.7 billion for the twelve months ended January 31, 2016, primarily due to no significant new long-term debt issuances in the current year offset by maturities of existing long-term debt.
Dividends
Our total dividend payments were $6.3 billion, $6.2 billion and $6.1 billion for fiscal 2016, 2015 and 2014, respectively. On February 18, 2016, the Board of Directors approved the fiscal 2017 annual dividend of $2.00 per share, an increase over the fiscal 2016 annual dividend of $1.96 per share. For fiscal 2017, the annual dividend will be paid in four quarterly installments of $0.50 per share, according to the following record and payable dates:

Record Date	Payable Date
March 11, 2016	April 4, 2016
May 13, 2016	June 6, 2016
August 12, 2016	September 6, 2016
December 9, 2016	January 3, 2017
Company Share Repurchase Program
From time to time, we repurchase shares of our common stock under share repurchase programs authorized by the Company's Board of Directors. On October 13, 2015, the Board of Directors replaced the previous $15.0 billion share repurchase program, which had $8.6 billion of remaining authorization for share repurchases as of that date, with a new $20.0 billion share repurchase program. As was the case with the replaced share repurchase program, the new share repurchase program has no expiration date or other restrictions limiting the period over which we can make share repurchases. At January 31, 2016, authorization for $17.5 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status. The Company intends to utilize the current share repurchase authorization through the fiscal year ending January 31, 2018.
We regularly review share repurchase activity and consider several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings, our results of operations and the market price of our common stock. We anticipate that a significant majority of the ongoing share repurchase program will be funded through the Company's free cash flows. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total amount paid for share repurchases for fiscal 2016, 2015 and 2014:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2016	2015	2014
Total number of shares repurchased	62.4	13.4	89.1
Average price paid per share	$65.90	$75.82	$74.99
Total amount paid for share repurchases	$4,112	$1,015	$6,683
Share repurchases increased $3.1 billion for fiscal 2016 and decreased $5.7 billion for fiscal 2015, respectively, when compared to the previous fiscal year. For fiscal 2016, the increase in share repurchases resulted from our intention to utilize the current share repurchase authorization over the next two years. For fiscal 2015, the decrease was a result of cash needs, reduced leverage and increased cash used in transactions with noncontrolling interests described further below.

Significant Transactions with Noncontrolling Interests
As described in Note 13 to our Consolidated Financial Statements, in July 2015, we completed the purchase of all of the remaining noncontrolling interest in Yihaodian, our e-commerce operations in China, for approximately $760 million, using existing cash to complete this transaction and during fiscal 2015, we completed the purchase of substantially all of the remaining noncontrolling interest in Walmart Chile for approximately $1.5 billion, using existing cash to complete this transaction.
Capital Resources
We believe cash flows from continuing operations, our current cash position and access to capital markets will continue to be sufficient to meet our anticipated operating cash needs, which include funding seasonal buildups in merchandise inventories and funding our capital expenditures, dividend payments and share repurchases.
We have strong commercial paper and long-term debt ratings that have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in capital markets. At January 31, 2016, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

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

Contractual Obligations and Other Commercial Commitments
The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments:

		Payments Due During Fiscal Years Ending January 31,
(Amounts in millions)	Total	2017	2018-2019	2020-2021	Thereafter
Recorded contractual obligations:
Long-term debt(1)	$40,959	$2,745	$5,016	$3,850	$29,348
Short-term borrowings	2,708	2,708	—	—	—
Capital lease and financing obligations(2)	8,655	815	1,468	1,279	5,093
Unrecorded contractual obligations:
Non-cancelable operating leases	21,505	2,057	3,783	3,227	12,438
Estimated interest on long-term debt	30,391	1,806	3,445	3,129	22,011
Trade letters of credit	2,709	2,709
Stand-by letters of credit	1,813	1,813	—	—	—
Purchase obligations	14,099	6,830	5,527	1,549	193
Total commercial commitments	$122,839	$21,483	$19,239	$13,034	$69,083

(1)	"Long-term debt" includes the fair value of our derivatives classified as fair value hedges.

(2)
"Capital lease and financing obligations" includes executory costs and imputed interest related to capital lease and financing obligations that are not yet recorded. Refer to Note 11 in the "Notes to the Consolidated Financial Statements" for more information.

Additionally, the Company has $15.0 billion in undrawn committed lines of credit which, if drawn upon, would be included in the current liabilities section of the Company's Consolidated Balance Sheets.
Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2016, and management's forecasted market rates for our variable rate debt.
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
In addition to the amounts shown in the table above, $607 million of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment, if any, associated with these liabilities is uncertain. Refer to Note 9 in the "Notes to Consolidated Financial Statements" for additional discussion of unrecognized tax benefits.
Off Balance Sheet Arrangements
In addition to the unrecorded contractual obligations presented above, we have entered into certain arrangements, as discussed below, for which the timing of payment, if any, is unknown.
The Company has future lease commitments for land and buildings for approximately 215 future locations. These lease commitments have lease terms ranging from 10 to 30 years and provide for certain minimum rentals. If leases for all of those future locations had been executed as of February 1, 2016, payments under operating leases would increase by $34 million for fiscal 2017, based on current estimates.
In connection with certain long-term debt issuances, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2016, the aggregate termination payment would have been $44 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.

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
Interest Rate Risk
We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt issuances. We hedge a portion of our interest rate risk by managing the mix of fixed and variable rate debt and by entering into interest rate swaps. For fiscal 2016, the net fair value of our interest rate swaps increased approximately $162 million primarily due to additional interest rate swaps acquired in fiscal 2016 and fluctuations in market interest rates.
The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2016.

	Expected Maturity Date
(Amounts in millions)	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021	Thereafter	Total
Liabilities
Short-term borrowings:
Variable rate	$2,708	$—	$—	$—	$—	$—	$2,708
Weighted-average interest rate	1.5%	—%	—%	—%	—%	—%	1.5%
Long-term debt(1):
Fixed rate	$2,032	$1,518	$3,502	$484	$3,351	$29,353	$40,240
Weighted-average interest rate	1.9%	4.1%	3.1%	4.3%	3.4%	5.0%	4.5%
Variable rate	719	—	—	—	—	—	$719
Weighted-average interest rate	5.2%	—%	—%	—%	—%	—%	5.2%
Interest rate derivatives
Interest rate swaps:
Fixed to variable	$—	$—	$—	$—	$1,500	$3,500	$5,000
Weighted-average pay rate	—%	—%	—%	—%	2.0%	1.5%	1.6%
Weighted-average receive rate	—%	—%	—%	—%	3.3%	3.0%	3.1%

(1)	The long-term debt amounts in the table exclude the Company's derivatives classified as fair value hedges.
As of January 31, 2016, our variable rate borrowings, including the effect of our commercial paper and interest rate swaps, represented 19% of our total short-term and long-term debt. Based on January 31, 2016 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $79 million.

Foreign Currency Risk
We are exposed to fluctuations in foreign currency exchange rates as a result of our net investments and operations in countries other than the U.S. For fiscal 2016, movements in currency exchange rates and the related impact on the translation of the balance sheets of the Company's subsidiaries in Canada, the United Kingdom, Japan, Mexico and Chile were the primary cause of the $4.7 billion net loss in the currency translation and other category of accumulated other comprehensive income (loss). We hedge a portion of our foreign currency risk by entering into currency swaps and designating certain foreign-currency-denominated long-term debt as net investment hedges.
We hold currency swaps to hedge the currency exchange component of our net investments and also to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps was in a liability position of $290 million at January 31, 2016 and in a liability position of $110 million at January 31, 2015. The change in the fair value of these swaps was due to fluctuations in currency exchange rates, primarily the strengthening of the U.S. dollar relative to other currencies in fiscal 2016. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate at January 31, 2016 would have resulted in a loss or gain in the value of the swaps of $445 million. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2016 would have resulted in a loss or gain in value of the swaps of $14 million.
In addition to currency swaps, we have designated foreign-currency-denominated long-term debt as nonderivative hedges of net investments of certain of our foreign operations. At January 31, 2016 and 2015, we had £2.5 billion of outstanding long-term debt designated as a hedge of our net investment in the United Kingdom. At January 31, 2016, a hypothetical 10% increase or decrease in the value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $324 million. In addition, we had outstanding long-term debt of ¥10 billion at January 31, 2016 and ¥100 billion at January 31, 2015, that was designated as a hedge of our net investment in Japan. At January 31, 2016, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $8 million.
In certain countries, we also enter into immaterial foreign currency forward contracts to hedge the purchase and payment of purchase commitments denominated in non-functional currencies.
Other Matters
We discuss our existing FCPA investigation and related matters in the Annual Report on Form 10-K for fiscal 2016, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and under the sub-caption "FCPA Investigation and Related Matters" in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," and appears elsewhere herein. We also discuss various legal proceedings related to the FCPA investigation in Item 3 of the Form 10-K under the caption "Part I, Item 3. Legal Proceedings," under the sub-caption "II. Certain Other Proceedings." We discuss the "equal value" claims against our United Kingdom subsidiary, ASDA Stores, Ltd., in the Annual Report on Form 10-K for fiscal 2016, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and under the sub-caption "Legal Proceedings" in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," and appears elsewhere herein.

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
When necessary, we record a LIFO provision for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2016 and 2015, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
We provide for estimated inventory losses, or shrinkage, between physical inventory counts on the basis of a historical percentage of sales. Following annual inventory counts, the provision is adjusted to reflect updated historical results.
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

As of January 31, 2016, the fair value of certain indefinite-lived intangible assets held in our International segment exceeded its carrying value of $398 million by approximately 5%. Management will continue to monitor the fair value of these assets in future periods.
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
The forward-looking statements made in this Annual Report to Shareholders are not statements of historical facts, but instead express our estimates or expectations for our consolidated, or one of our segment's, economic performance or results of operations for future periods or as of future dates or events or developments that may occur in the future or discuss our plans, objectives or goals. These forward-looking statements relate to:

•	the growth of our business or change in our competitive position in the future or in or over particular periods;

•
the amount, number, growth or increase, in or over certain periods, of or in certain financial items or measures or operating measures, including net sales, comparable store and club sales, liabilities, expenses of certain categories, returns, capital and operating investments or expenditures of particular types, new store openings, or investments in particular formats;

•	investments we will make and how certain of those investments are expected to be financed;

•	volatility in currency exchange rates and fuel prices affecting our or one of our segments' results of operations;

•
the Company continuing to provide returns to shareholders through share repurchases and dividends, the use of share repurchase authorization over a certain period or the source of funding of a certain portion of our share repurchases;

•
our sources of liquidity, including our cash, continuing to be adequate or sufficient to fund and finance our operations, expansion activities, dividends and share repurchases, to meet our cash needs and to fund our domestic operations without repatriating earnings we hold outside of the U.S.;

•
our intention to reinvest the earnings we hold outside of the U.S. in our foreign operations and certain laws, other limitations and potential taxes on anticipated future repatriations of such earnings not materially affecting our liquidity, financial condition or results of operations;

•	the insignificance of ineffective hedges and reclassification of amounts related to our derivatives;

•	the realization of certain net deferred tax assets and the effects of resolutions of tax-related matters;

•	the effect of adverse decisions in, or settlement of, litigation to which we are subject and the effect of an FCPA-investigation on our business; or

•	the effect on the Company's results of operations or financial condition of the Company's adoption of certain new, or amendments to existing, accounting standards.
Statement of our plans, objectives and goals in this Annual Report to Shareholders, including our priority of the growth of the Company being balanced by the long-term health of the Company, including returns, are also forward-looking statements.
The forward-looking statements described above are identified by the use in such statements of words or phrases such as "aim," "anticipate," "could be," "could increase," "estimated," "expansion," "expect," "expected to be," "focus," "goal," "grow," "intend," "invest," "is expected," "may continue," "may fluctuate," "may grow," "may impact," "may result," "objective," "plan," "priority," "project," "strategy," "to be," "to win," "we'll," "we will," "will add," "will allow," "will be," "will benefit," "will continue," "will decrease," "will have," "will impact," "will include," "will increase," "will open," "will result," "will strengthen," "will win," "would be," "would decrease" and "would increase," variations of such words and phrases and other words or phrases of similar import.

Risks, Factors and Uncertainties Affecting Our Business
Our business operations are subject to numerous risks, factors and uncertainties, domestically and internationally, outside of our control. One, or a combination, of these risks, factors and uncertainties could materially affect any of those matters as to which we have made forward-looking statements in this Annual Report to Shareholders and cause our actual results or an actual event or occurrence to differ materially from those results or an event or occurrence described in any such forward- looking statement. These factors include, but are not limited to:

•	economic, geo-political, financial markets and business conditions, trends, changes, and events, economic crises, including sovereign debt crises, and disruptions in the financial markets;

•	monetary policies of the various governments, governmental entities, and central banks;

•	currency exchange rate fluctuations and volatility and changes in market rates of interest;

•	inflation and deflation, generally and in certain product categories, including gasoline and diesel fuel;

•
consumer confidence, disposable income, credit availability, spending levels, shopping patterns, debt levels, demand for certain merchandise and receipt of income tax refunds and public assistance payments;

•
consumer acceptance of our stores and clubs, e-commerce websites, mobile commerce applications, initiatives, programs and merchandise offerings and customer traffic and average ticket in our stores and clubs and on our retail websites and mobile commerce applications;

•	commodity and energy prices and selling prices of commodity items, such as gasoline and diesel fuel;

•	our historical results of operations, cash flows, financial condition and liquidity;

•	the amounts of sales and earnings from our United States and foreign operations and our cost of goods sold;

•	competitive initiatives, and changes in the operations, of other retailers, and warehouse club operators and e-commerce retailers, arrival of new competitors and other competitive pressures;

•	the seasonality of business, seasonal buying patterns and the disruption of such patterns;

•	unanticipated store or club closures, unanticipated restructurings and the related expenses;

•	the size of and turnover in our hourly workforce and our labor costs, including health-care and other benefit costs;

•	costs of transportation and other essential services, such as medical care;

•	casualty- and accident-related costs and our casualty and other insurance costs;

•	cyberattacks on and incidents relating to our information systems, related costs and liabilities and information security costs;

•	availability and cost of acceptable building sites and necessary utilities for new and relocated units;

•	availability and cost of skilled construction labor and materials and other construction costs;

•	availability of qualified labor pools for existing, new or expanded units and to meet seasonal hiring needs;

•	real estate, zoning, land use and other laws, ordinances, legal restrictions and initiatives affecting our ability to build new units in certain locations or relocate or expand existing units;

•
weather conditions, patterns and events, climate change, catastrophic events and disasters, public health emergencies, civil disturbances and terrorist attacks, resulting damage to our units and store and club closings and limitations on our customers' access to our stores and clubs resulting from such events;

•	disruptions in the availability of our e-commerce websites and mobile commerce applications;

•	trade restrictions, changes in tariff and freight rates and disruptions in our supply chain;

•	costs of compliance with laws and regulations and effects of new or changed tax, labor and other laws and regulations, including those changing tax rates and imposing new taxes and surcharges;

•
changes in our assessment of certain tax contingencies, changes in valuation allowances, outcome of administrative audits, impact of discrete items on our effective tax rate and resolution of tax matters;

•	developments in and the outcome of our legal and regulatory proceedings and our FCPA-related matters, and associated costs and expenses;

•	changes in the rating of any of our indebtedness and our access to the capital markets; and

•	unanticipated changes in generally accepted accounting principles or their interpretations or applicability and in accounting estimates and judgments.
We typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of seasonal buying patterns, which patterns are difficult to forecast with certainty and can be affected by many factors.

Other Risk Factors; No Duty to Update
We discuss certain of these factors more fully, as well as certain other risk factors that may affect the results and other matters discussed in the forward-looking statements identified above, in our filings with the Securities and Exchange Commission (the "SEC"), including in our Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." We filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2016, with the SEC on March 30, 2016. The forward-looking statements described above are made based on knowledge of our business and our operating environment and assumptions we believed to be reasonable when such forward-looking statements were made. As a consequence of the risks, factors and uncertainties we discuss above, and in the Annual Report on Form 10-K and other reports we may file with the SEC, other risks not known to us at this time, changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from those results discussed in or implied or contemplated by such forward-looking statements.
This cautionary statement qualifies all of the forward-looking statements made in this Annual Report to Shareholders. We cannot assure you that the results, events or developments expected or anticipated by us will be realized or, even if substantially realized, that those results, events or developments will result in the expected consequences for us or affect us, our business or our operations in the way or to the extent we expect. You are urged to consider all of these risks, factors and uncertainties carefully in evaluating the forward-looking statements made in this Annual Report to Shareholders and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this Annual Report to Shareholders, and we undertake no obligation to update any of these forward-looking statements to reflect subsequent events or circumstances, except to the extent required by applicable law.

Wal-Mart Stores, Inc.
Consolidated Statements of Income

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2016	2015	2014
Revenues:
Net sales	$478,614	$482,229	$473,076
Membership and other income	3,516	3,422	3,218
Total revenues	482,130	485,651	476,294
Costs and expenses:
Cost of sales	360,984	365,086	358,069
Operating, selling, general and administrative expenses	97,041	93,418	91,353
Operating income	24,105	27,147	26,872
Interest:
Debt	2,027	2,161	2,072
Capital lease and financing obligations	521	300	263
Interest income	(81)	(113)	(119)
Interest, net	2,467	2,348	2,216
Income from continuing operations before income taxes	21,638	24,799	24,656
Provision for income taxes:
Current	7,584	8,504	8,619
Deferred	(1,026)	(519)	(514)
Total provision for income taxes	6,558	7,985	8,105
Income from continuing operations	15,080	16,814	16,551
Income from discontinued operations, net of income taxes	—	285	144
Consolidated net income	15,080	17,099	16,695
Consolidated net income attributable to noncontrolling interest	(386)	(736)	(673)
Consolidated net income attributable to Walmart	$14,694	$16,363	$16,022

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$4.58	$5.01	$4.87
Basic income per common share from discontinued operations attributable to Walmart	—	0.06	0.03
Basic net income per common share attributable to Walmart	$4.58	$5.07	$4.90

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.57	$4.99	$4.85
Diluted income per common share from discontinued operations attributable to Walmart	—	0.06	0.03
Diluted net income per common share attributable to Walmart	$4.57	$5.05	$4.88

Weighted-average common shares outstanding:
Basic	3,207	3,230	3,269
Diluted	3,217	3,243	3,283

Dividends declared per common share	$1.96	$1.92	$1.88
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Comprehensive Income

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Consolidated net income	$15,080	$17,099	$16,695
Less consolidated net income attributable to nonredeemable noncontrolling interest	(386)	(736)	(606)
Less consolidated net income attributable to redeemable noncontrolling interest	—	—	(67)
Consolidated net income attributable to Walmart	14,694	16,363	16,022

Other comprehensive income (loss), net of income taxes
Currency translation and other	(5,220)	(4,558)	(3,221)
Net investment hedges	366	379	75
Cash flow hedges	(202)	(470)	207
Minimum pension liability	86	(69)	153
Other comprehensive income (loss), net of income taxes	(4,970)	(4,718)	(2,786)
Less other comprehensive income (loss) attributable to nonredeemable noncontrolling interest	541	546	311
Less other comprehensive income (loss) attributable to redeemable noncontrolling interest	—	—	66
Other comprehensive income (loss) attributable to Walmart	(4,429)	(4,172)	(2,409)

Comprehensive income, net of income taxes	10,110	12,381	13,909
Less comprehensive income (loss) attributable to nonredeemable noncontrolling interest	155	(190)	(295)
Less comprehensive income (loss) attributable to redeemable noncontrolling interest	—	—	(1)
Comprehensive income attributable to Walmart	$10,265	$12,191	$13,613
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Balance Sheets

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$8,705	$9,135
Receivables, net	5,624	6,778
Inventories	44,469	45,141
Prepaid expenses and other	1,441	2,224
Total current assets	60,239	63,278
Property and equipment:
Property and equipment	176,958	177,395
Less accumulated depreciation	(66,787)	(63,115)
Property and equipment, net	110,171	114,280
Property under capital lease and financing obligations:
Property under capital lease and financing obligations	11,096	5,239
Less accumulated amortization	(4,751)	(2,864)
Property under capital lease and financing obligations, net	6,345	2,375

Goodwill	16,695	18,102
Other assets and deferred charges	6,131	5,455
Total assets	$199,581	$203,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$2,708	$1,592
Accounts payable	38,487	38,410
Accrued liabilities	19,607	19,152
Accrued income taxes	521	1,021
Long-term debt due within one year	2,745	4,791
Capital lease and financing obligations due within one year	551	287
Total current liabilities	64,619	65,253

Long-term debt	38,214	40,889
Long-term capital lease and financing obligations	5,816	2,606
Deferred income taxes and other	7,321	8,805

Commitments and contingencies

Equity:
Common stock	317	323
Capital in excess of par value	1,805	2,462
Retained earnings	90,021	85,777
Accumulated other comprehensive income (loss)	(11,597)	(7,168)
Total Walmart shareholders' equity	80,546	81,394
Nonredeemable noncontrolling interest	3,065	4,543
Total equity	83,611	85,937
Total liabilities and equity	$199,581	$203,490
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest

					Accumulated	Total
			Capital in		Other	Walmart	Nonredeemable		Redeemable
(Amounts in millions)	Common Stock		Excess of	Retained	Comprehensive	Shareholders'	Noncontrolling	Total	Noncontrolling
	Shares	Amount	Par Value	Earnings	Income (Loss)	Equity	Interest	Equity	Interest
Balances as of February 1, 2013	3,314	$332	$3,620	$72,978	$(587)	$76,343	$5,395	$81,738	$519
Consolidated net income	—	—	—	16,022	—	16,022	595	16,617	78
Other comprehensive income, net of income taxes	—	—	—	—	(2,409)	(2,409)	(311)	(2,720)	(66)
Cash dividends declared ($1.88 per share)	—	—	—	(6,139)	—	(6,139)	—	(6,139)	—
Purchase of Company stock	(87)	(9)	(294)	(6,254)	—	(6,557)	—	(6,557)	—
Redemption value adjustment of redeemable noncontrolling interest	—	—	(1,019)	—	—	(1,019)	—	(1,019)	1,019
Other	6	—	55	(41)	—	14	(595)	(581)	(59)
Balances as of January 31, 2014	3,233	323	2,362	76,566	(2,996)	76,255	5,084	81,339	1,491
Consolidated net income	—	—	—	16,363	—	16,363	736	17,099	—
Other comprehensive loss, net of income taxes	—	—	—	—	(4,172)	(4,172)	(546)	(4,718)	—
Cash dividends declared ($1.92 per share)	—	—	—	(6,185)	—	(6,185)	—	(6,185)	—
Purchase of Company stock	(13)	(1)	(29)	(950)	—	(980)	—	(980)	—
Purchase of redeemable noncontrolling interest	—	—	—	—	—	—	—	—	(1,491)
Other	8	1	129	(17)	—	113	(731)	(618)	—
Balances as of January 31, 2015	3,228	323	2,462	85,777	(7,168)	81,394	4,543	85,937	—
Consolidated net income	—	—	—	14,694	—	14,694	386	15,080	—
Other comprehensive income, net of income taxes	—	—	—	—	(4,429)	(4,429)	(541)	(4,970)	—
Cash dividends declared ($1.96 per share)	—	—	—	(6,294)	—	(6,294)	—	(6,294)	—
Purchase of Company stock	(65)	(6)	(102)	(4,148)	—	(4,256)	—	(4,256)	—
Cash dividend declared to noncontrolling interest	—	—	—	—	—	—	(691)	(691)
Other	(1)	—	(555)	(8)	—	(563)	(632)	(1,195)	—
Balances as of January 31, 2016	3,162	$317	$1,805	$90,021	$(11,597)	$80,546	$3,065	$83,611	$—
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Cash Flows

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Cash flows from operating activities:
Consolidated net income	$15,080	$17,099	$16,695
Income from discontinued operations, net of income taxes	—	(285)	(144)
Income from continuing operations	15,080	16,814	16,551
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	9,454	9,173	8,870
Deferred income taxes	(672)	(503)	(279)
Other operating activities	1,410	785	938
Changes in certain assets and liabilities, net of effects of acquisitions:
Receivables, net	(19)	(569)	(566)
Inventories	(703)	(1,229)	(1,667)
Accounts payable	2,008	2,678	531
Accrued liabilities	1,303	1,249	103
Accrued income taxes	(472)	166	(1,224)
Net cash provided by operating activities	27,389	28,564	23,257

Cash flows from investing activities:
Payments for property and equipment	(11,477)	(12,174)	(13,115)
Proceeds from disposal of property and equipment	635	570	727
Proceeds from disposal of certain operations	246	671	—
Other investing activities	(79)	(192)	(138)
Net cash used in investing activities	(10,675)	(11,125)	(12,526)

Cash flows from financing activities:
Net change in short-term borrowings	1,235	(6,288)	911
Proceeds from issuance of long-term debt	39	5,174	7,072
Payments of long-term debt	(4,432)	(3,904)	(4,968)
Dividends paid	(6,294)	(6,185)	(6,139)
Purchase of Company stock	(4,112)	(1,015)	(6,683)
Dividends paid to noncontrolling interest	(719)	(600)	(426)
Purchase of noncontrolling interest	(1,326)	(1,844)	(296)
Other financing activities	(513)	(409)	(260)
Net cash used in financing activities	(16,122)	(15,071)	(10,789)

Effect of exchange rates on cash and cash equivalents	(1,022)	(514)	(442)

Net increase (decrease) in cash and cash equivalents	(430)	1,854	(500)
Cash and cash equivalents at beginning of year	9,135	7,281	7,781
Cash and cash equivalents at end of period	$8,705	$9,135	$7,281

Supplemental disclosure of cash flow information:
Income taxes paid	8,111	8,169	8,641
Interest paid	2,540	2,433	2,362
See accompanying notes.

Wal-Mart Stores, Inc.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
General
Wal-Mart Stores, Inc. ("Walmart" or the "Company") helps people around the world save money and live better – anytime and anywhere – in retail stores or through the Company's e-commerce and mobile capabilities. Through innovation, the Company is striving to create a customer-centric experience that seamlessly integrates digital and physical shopping. Each week, the Company serves nearly 260 million customers who visit its over 11,500 stores under 63 banners in 28 countries and e-commerce websites in 11 countries. The Company's strategy is to lead on price, invest to differentiate on access, be competitive on assortment and deliver a great experience.
The Company's operations comprise three reportable segments: Walmart U.S., Walmart International and Sam's Club.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Walmart and its subsidiaries as of and for the fiscal years ended January 31, 2016 ("fiscal 2016"), January 31, 2015 ("fiscal 2015") and January 31, 2014 ("fiscal 2014"). All material intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates, which are 50% or less owned and do not otherwise meet consolidation requirements, are accounted for primarily using the equity method. These investments are immaterial to the Company's Consolidated Financial Statements.
The Company's Consolidated Financial Statements are based on a fiscal year ending on January 31, for the United States ("U.S.") and Canadian operations. The Company consolidates all other operations generally using a one-month lag and based on a calendar year. There were no significant intervening events during January 2016 that materially affected the Consolidated Financial Statements.
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
Cash and Cash Equivalents
The Company considers investments with a maturity when purchased of three months or less to be cash equivalents. All credit card, debit card and electronic benefits transfer transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $3.4 billion and $2.9 billion at January 31, 2016 and 2015, respectively. In addition, cash and cash equivalents included restricted cash of $362 million and $345 million at January 31, 2016 and 2015, respectively, which was primarily related to cash collateral holdings from various counterparties, as required by certain derivative and trust agreements.
The Company's cash balances are held in various locations around the world. Of the Company's $8.7 billion and $9.1 billion of cash and cash equivalents at January 31, 2016 and 2015, respectively, $4.5 billion and $6.3 billion, respectively, were held outside of the U.S. and were generally utilized to support liquidity needs in the Company's non-U.S. operations.
The Company uses intercompany financing arrangements in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. Management does not believe it will be necessary to repatriate earnings held outside of the U.S. and anticipates the Company's domestic liquidity needs will be met through cash flows provided by operating activities, supplemented with long-term debt and short-term borrowings. Accordingly, the Company intends, with only certain exceptions, to continue to indefinitely reinvest the Company's earnings held outside of the U.S. in our foreign operations. When the income earned, either from operations or through intercompany financing arrangements, and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, the Company realizes an effective tax rate benefit. If the Company's intentions with respect to reinvestment were to change, most of the amounts held within the Company's foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. The Company does not expect local laws, other limitations or potential taxes on anticipated future repatriations of earnings held outside of the U.S. to have a material effect on the Company's overall liquidity, financial condition or results of operations.
As of January 31, 2016 and 2015, cash and cash equivalents of approximately $1.1 billion and $1.7 billion, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions.

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
The Walmart International segment offers a limited number of consumer credit products, primarily through its financial institutions in select countries. The receivable balance from consumer credit products was $1.0 billion, net of a reserve for doubtful accounts of $70 million at January 31, 2016, compared to a receivable balance of $1.2 billion, net of a reserve for doubtful accounts of $114 million at January 31, 2015. These balances are included in receivables, net, in the Company's Consolidated Balance Sheets.
Inventories
The Company values inventories at the lower of cost or market as determined primarily by the retail inventory method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's inventories. The inventory at the Walmart International segment is valued primarily by the retail inventory method of accounting, using the first-in, first-out ("FIFO") method. The retail inventory method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are immediately recorded as a reduction of the retail value of inventory. The inventory at the Sam's Club segment is valued based on the weighted-average cost using the LIFO method. At January 31, 2016 and January 31, 2015, the Company's inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
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

		Fiscal Years Ended January 31,
(Amounts in millions)	Estimated Useful Lives	2016	2015
Land	N/A	$25,624	$26,261
Buildings and improvements	3-40 years	96,845	97,496
Fixtures and equipment	1-30 years	47,033	45,044
Transportation equipment	3-15 years	2,917	2,807
Construction in progress	N/A	4,539	5,787
Property and equipment		$176,958	$177,395
Accumulated depreciation		(66,787)	(63,115)
Property and equipment, net		$110,171	$114,280
Leasehold improvements are depreciated or amortized over the shorter of the estimated useful life of the asset or the remaining expected lease term. Total depreciation and amortization expense for property and equipment, property under financing obligations and property under capital leases for fiscal 2016, 2015 and 2014 was $9.4 billion, $9.1 billion and $8.8 billion, respectively. Interest costs capitalized on construction projects were $39 million, $59 million and $78 million in fiscal 2016, 2015 and 2014, respectively.
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
The Company is often involved in the construction of its leased stores. In certain cases, payments made for certain structural components included in the lessor's construction of the leased assets result in the Company being deemed the owner of the leased assets for accounting purposes. As a result, regardless of the significance of the payments, Accounting Standards

Codification 840, Leases, ("ASC 840") defines those payments as automatic indicators of ownership and requires the Company to capitalize the lessor's total project cost with a corresponding financing obligation. Upon completion of the lessor's project, the Company performs a sale-leaseback analysis pursuant to ASC 840 to determine if these assets and the related financing obligation can be derecognized from the Company's Consolidated Balance Sheets. If the Company is deemed to have "continuing involvement," the leased assets and the related financing obligation remain on the Company's Consolidated Balance Sheets and are generally amortized over the lease term.
Long-Lived Assets
Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level or, in certain circumstances, a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Impairment charges of long-lived assets for fiscal 2016, 2015 and 2014 were not material.
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
The following table reflects goodwill activity, by reportable segment, for fiscal 2016 and 2015:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Total
Balances as of February 1, 2014	$451	$18,746	$313	$19,510
Changes in currency translation and other	—	(1,418)	—	(1,418)
Acquisitions(1)	10	—	—	10
Balances as of January 31, 2015	461	17,328	313	18,102
Changes in currency translation and other	—	(1,412)	—	(1,412)
Acquisitions(1)	—	5	—	5
Balances as of January 31, 2016	$461	$15,921	$313	$16,695

(1)	Goodwill recorded for fiscal 2016 and 2015 acquisitions relates to acquisitions that are not significant, individually or in the aggregate, to the Company's Consolidated Financial Statements.
Indefinite-lived intangible assets are included in other assets and deferred charges in the Company's Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded for fiscal 2016, 2015 and 2014.
Self Insurance Reserves
The Company self-insures a number of risks, including, but not limited to, workers' compensation, general liability, auto liability, product liability and certain employee-related healthcare benefits. Standard actuarial procedures and data analysis are used to estimate the liabilities associated with these risks as of the balance sheet date on an undiscounted basis. The recorded liabilities reflect the ultimate cost for claims incurred but not paid and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. On a regular basis, claims reserve valuations are provided by independent third-party actuaries to ensure liability estimates are appropriate. To limit exposure to some risks, the Company maintains insurance coverage with varying limits and retentions, including stop-loss insurance coverage for workers' compensation, general liability and auto liability.
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
Revenue Recognition
Sales
The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time it sells merchandise to the customer. Digital retail sales include shipping revenue and are recorded upon delivery to the customer.
Membership Fee Revenue
The Company recognizes membership fee revenue both in the U.S. and internationally over the term of the membership, which is typically 12 months. The following table summarizes membership fee activity for fiscal 2016, 2015 and 2014:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Deferred membership fee revenue, beginning of year	$759	$641	$575
Cash received from members	1,333	1,410	1,249
Membership fee revenue recognized	(1,348)	(1,292)	(1,183)
Deferred membership fee revenue, end of year	$744	$759	$641
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
Advertising Costs
Advertising costs are expensed as incurred, consist primarily of print, television and digital advertisements and are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Reimbursements from suppliers that are for specific, incremental and identifiable advertising costs are recognized as a reduction of advertising costs in operating, selling, general and administrative expenses. Advertising costs were $2.5 billion for fiscal 2016 and $2.4 billion for both fiscal 2015 and fiscal 2014.
Pre-Opening Costs
The cost of start-up activities, including organization costs, related to new store openings, store remodels, relocations, expansions and conversions are expensed as incurred and included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Pre-opening costs totaled $271 million, $317 million and $338 million for fiscal 2016, 2015 and 2014, respectively.
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
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016.  The Company will adopt this ASU on February 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use, and does not expect this ASU to materially impact the Company's consolidated net income, financial position or cash flows.
In April 2015, FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost. FASB issued ASU 2015-03 to simplify the presentation of debt issuance costs related to a recognized debt liability to present the debt issuance costs as a direct deduction from the carrying value of the debt liability rather than showing the debt issuance costs as a deferred charge on the balance sheet. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2015, with early adoption permitted. Management elected to early adopt this new guidance effective for the first quarter of fiscal year 2016, and has applied the changes retrospectively to all periods presented. Adoption of this ASU did not materially impact the Company's consolidated net income, financial position or cash flows.
In November 2015, FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU requires the presentation of all deferred tax assets and liabilities as non-current in the consolidated balance sheet. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016, with early adoption permitted. Management elected to early adopt this new guidance effective for the fourth quarter of fiscal year 2016 in order to simplify the global close processes. The Company will apply the changes prospectively. Prior periods were not retrospectively adjusted to reflect the adoption of this ASU. Adoption of this ASU did not materially impact the Company's consolidated financial position, and had no impact on the Company's net income or cash flows.
In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating this standard.
In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.
Note 2. Net Income Per Common Share
Basic income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period. Diluted income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of share-based awards. The Company did not have significant share-based awards outstanding that were antidilutive and not included in the calculation of diluted income per common share from continuing operations attributable to Walmart for fiscal 2016, 2015 and 2014.
The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted income per common share from continuing operations attributable to Walmart:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2016	2015	2014
Numerator
Income from continuing operations	$15,080	$16,814	$16,551
Income from continuing operations attributable to noncontrolling interest	(386)	(632)	(633)
Income from continuing operations attributable to Walmart	$14,694	$16,182	$15,918

Denominator
Weighted-average common shares outstanding, basic	3,207	3,230	3,269
Dilutive impact of stock options and other share-based awards	10	13	14
Weighted-average common shares outstanding, diluted	3,217	3,243	3,283

Income per common share from continuing operations attributable to Walmart
Basic	$4.58	$5.01	$4.87
Diluted	4.57	4.99	4.85

Note 3. Shareholders' Equity
Share-Based Compensation
The Company has awarded share-based compensation to associates and nonemployee directors of the Company. The compensation expense recognized for all plans was $448 million, $462 million and $388 million for fiscal 2016, 2015 and 2014, respectively. Share-based compensation expense is included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. The total income tax benefit recognized for share-based compensation was $151 million, $173 million and $145 million for fiscal 2016, 2015 and 2014, respectively. The following table summarizes the Company's share-based compensation expense by award type:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Restricted stock and performance share units	$134	$157	$141
Restricted stock units	292	277	224
Other	22	28	23
Share-based compensation expense	$448	$462	$388
The Company's shareholder-approved Stock Incentive Plan of 2015 (the "Plan") became effective June 5, 2015 and amended and restated the Company's Stock Incentive Plan of 2010. The Plan was established to grant stock options, restricted (non-vested) stock, performance shares units and other equity compensation awards for which 210 million shares of common stock issued or to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The Company believes that such awards serve to align the interests of its associates with those of its shareholders.
The Plan's award types are summarized as follows:

•
Restricted Stock and Performance Share Units. Restricted stock awards are for shares that vest based on the passage of time and include restrictions related to employment. Performance share units vest based on the passage of time and achievement of performance criteria and may range from 0% to 150% of the original award amount. Vesting periods for these awards are generally between one and three years. Restricted stock and performance share units may be settled or deferred in stock and are accounted for as equity in the Company's Consolidated Balance Sheets. The fair value of restricted stock awards is determined on the date of grant and is expensed ratably over the vesting period. The fair value of performance share units is determined on the date of grant using the Company's stock price discounted for the expected dividend yield through the vesting period and is recognized over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of performance share units in fiscal 2016, 2015 and 2014 was 7.4%, 7.1% and 6.7%, respectively.

•
Restricted Stock Units. Restricted stock units provide rights to Company stock after a specified service period; generally 50% vest three years from the grant date and the remaining 50% vest five years from the grant date. The fair value of each restricted stock unit is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. The expected dividend yield is based on the anticipated dividends over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock units granted in fiscal 2016, 2015 and 2014 was 8.7%, 9.5% and 10.3%, respectively.

In addition to the Plan, the Company's subsidiary in the United Kingdom has stock option plans for certain colleagues which generally vest over three years. The stock option share-based compensation expense is included in the other line in the table above.

The following table shows the activity for restricted stock and performance share units and restricted stock units during fiscal 2016:

	Restricted Stock and Performance Share Units(1)		Restricted Stock Units
(Shares in thousands)	Shares	Weighted- Average Grant-Date Fair Value Per Share	Shares	Weighted- Average Grant-Date Fair Value Per Share
Outstanding at February 1, 2015	8,723	$68.89	17,568	$61.00
Granted	3,295	71.64	6,392	71.38
Vested/exercised	(2,313)	61.37	(4,444)	53.71
Forfeited or expired	(1,446)	67.90	(1,925)	66.37
Outstanding at January 31, 2016	8,259	$72.23	17,591	$65.67

(1)	Assumes payout rate at 100% for Performance Share Units.

The following table includes additional information related to restricted stock and performance share units and restricted stock units:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Fair value of restricted stock and performance share units vested	$142	$156	$116
Fair value of restricted stock units vested	237	218	189
Unrecognized compensation cost for restricted stock and performance share units	133	154	200
Unrecognized compensation cost for restricted stock units	628	570	497
Weighted average remaining period to expense for restricted stock and performance share units (years)	1.3	1.3	2.0
Weighted average remaining period to expense for restricted stock units (years)	1.7	1.7	2.1

Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. On October 13, 2015, the Board of Directors replaced the previous $15.0 billion share repurchase program, which had approximately $8.6 billion of remaining authorization for share repurchases as of that date, with a new $20.0 billion share repurchase program. As was the case with the replaced share repurchase program, the new share repurchase program has no expiration date or other restrictions limiting the period over which the Company can make share repurchases. The share repurchases the Company made during fiscal 2016 were made under both the old and new authorizations. At January 31, 2016, authorization for $17.5 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings, its results of operations and the market price of its common stock. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total cash paid for share repurchases for fiscal 2016, 2015 and 2014:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2016	2015	2014
Total number of shares repurchased	62.4	13.4	89.1
Average price paid per share	$65.90	$75.82	$74.99
Total cash paid for share repurchases	$4,112	$1,015	$6,683

Note 4. Accumulated Other Comprehensive Income (Loss)
The following table provides changes in the composition of total accumulated other comprehensive income (loss) for fiscal 2016, 2015 and 2014:

(Amounts in millions and net of income taxes)	Currency Translation and Other	Net Investment Hedges	Cash Flow Hedges	Minimum Pension Liability	Total
Balances as of January 31, 2013	$(155)	$202	$129	$(763)	$(587)
Other comprehensive income (loss) before reclassifications	(2,844)	75	194	149	(2,426)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	13	4	17
Balances as of January 31, 2014	(2,999)	277	336	(610)	(2,996)
Other comprehensive income (loss) before reclassifications	(4,012)	379	(496)	(58)	(4,187)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	26	(11)	15
Balances as of January 31, 2015	(7,011)	656	(134)	(679)	(7,168)
Other comprehensive income (loss) before reclassifications	(4,679)	366	(217)	96	(4,434)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	15	(10)	5
Balances as of January 31, 2016	$(11,690)	$1,022	$(336)	$(593)	$(11,597)
Amounts reclassified from accumulated other comprehensive income (loss) for derivative instruments are recorded in interest, net, in the Company's Consolidated Statements of Income, and the amounts for the minimum pension liability are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income.
Note 5. Accrued Liabilities
The Company's accrued liabilities consist of the following:

	As of January 31,
(Amounts in millions)	2016	2015
Accrued wages and benefits(1)	$5,814	$4,954
Self-insurance(2)	3,414	3,306
Accrued non-income taxes(3)	2,544	2,592
Other(4)	7,835	8,300
Total accrued liabilities	$19,607	$19,152

(1)	Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.

(2)	Self-insurance consists of all insurance-related liabilities, such as workers' compensation, general liability, auto liability, product liability and certain employee-related healthcare benefits.

(3)	Accrued non-income taxes include accrued payroll, value added, sales and miscellaneous other taxes.

(4)	Other accrued liabilities consist of various items such as maintenance, utilities, advertising and interest.

Note 6. Short-term Borrowings and Long-term Debt
Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2016 and 2015 were $2.7 billion and $1.6 billion, respectively. The following table includes additional information related to the Company's short-term borrowings for fiscal 2016, 2015 and 2014:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Maximum amount outstanding at any month-end	$10,551	$11,581	$13,318
Average daily short-term borrowings	4,536	7,009	8,971
Weighted-average interest rate	1.5%	0.5%	0.1%
The Company has various committed lines of credit, committed with 23 financial institutions, totaling $15.0 billion as of January 31, 2016 and 2015. The committed lines of credit are summarized in the following table:

	Fiscal Years Ended January 31,
	2016			2015
(Amounts in millions)	Available	Drawn	Undrawn	Available	Drawn	Undrawn
Five-year credit facility(1)	$6,000	$—	$6,000	$6,000	$—	$6,000
364-day revolving credit facility(1)	9,000	—	9,000	9,000	—	9,000
Total	$15,000	$—	$15,000	$15,000	$—	$15,000

(1)
In June 2015, the Company renewed and extended its existing five-year credit facility and its existing 364-day revolving credit facility, both of which are used to support its commercial paper program.

The committed lines of credit mature at various times between June 2016 and June 2020, carry interest rates generally ranging between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees ranging between 1.5 and 4.0 basis points. In conjunction with the lines of credit listed in the table above, the Company has agreed to observe certain covenants, the most restrictive of which relates to the maximum amount of secured debt.
Apart from the committed lines of credit, the Company has trade and stand-by letters of credit totaling $4.5 billion and $4.6 billion at January 31, 2016 and 2015, respectively. These letters of credit are utilized in normal business activities.
The Company's long-term debt, which includes the fair value instruments further discussed in Note 8, consists of the following:

		January 31, 2016		January 31, 2015
(Amounts in millions)	Maturity Dates By Fiscal Year	Amount	Average Rate(1)	Amount	Average Rate(1)
Unsecured debt
Fixed	2017 - 2045	$32,500	4.5%	$36,000	4.3%
Variable	2019	500	5.3%	500	5.4%
Total U.S. dollar denominated		33,000		36,500
Fixed	2023 - 2030	2,708	3.3%	2,821	3.3%
Variable		—		—
Total Euro denominated		2,708		2,821
Fixed	2031 - 2039	4,985	5.3%	5,271	5.3%
Variable		—		—
Total Sterling denominated		4,985		5,271
Fixed	2021	83	1.6%	596	1.0%
Variable		—		255	0.6%
Total Yen denominated		83		851
Total unsecured debt		40,776		45,443
Total other debt (in USD)(2)		183		237
Total debt		40,959		45,680
Less amounts due within one year		(2,745)		(4,791)
Long-term debt		$38,214		$40,889

(1)
The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end interest rates. Interest costs are also impacted by certain derivative financial instruments described in Note 8.

(2)
A portion of other debt at January 31, 2016 and 2015 includes secured debt in the amount of $131 million and $139 million, respectively, which was collateralized by property that had an aggregate carrying amount of approximately $13 million and $19 million, respectively.

At January 31, 2016 and 2015, the Company had $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell and the Company must repurchase the notes at par. Accordingly, this issuance has been classified as long-term debt due within one year in the Company's Consolidated Balance Sheets.
Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions)	Annual
Fiscal Year	Maturities
2017	$2,745
2018	1,519
2019	3,497
2020	498
2021	3,352
Thereafter	29,348
Total	$40,959
Debt Issuances
The Company did not have any material long-term debt issuances during fiscal 2016, but received proceeds from a number of small, immaterial long-term debt issuances by several of its non-U.S. operations.
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
During fiscal 2015, the Company also received additional proceeds from other, smaller long-term debt issuances by several of its non-U.S. operations. The proceeds in fiscal 2015 were used to pay down and refinance existing debt and for other general corporate purposes.
Maturities
During fiscal 2016, the following long-term debt matured and was repaid:

(Amounts in millions)
Maturity Date	Principal Amount	Fixed vs. Floating	Interest Rate	Repayment
April 1, 2015	750 USD	Fixed	2.875%	$750
July 1, 2015	750 USD	Fixed	4.500%	750
July 8, 2015	750 USD	Fixed	2.250%	750
July 28, 2015	30,000 JPY	Floating	Floating	243
July 28, 2015	60,000 JPY	Fixed	0.940%	487
October 25, 2015	1,250 USD	Fixed	1.500%	1,250
				$4,230
During fiscal 2015, the following long-term debt matured and was repaid:

(Amounts in millions)
Maturity Date	Principal Amount	Fixed vs. Floating	Interest Rate	Repayment
February 3, 2014	500 USD	Fixed	3.000%	$500
April 15, 2014	1,000 USD	Fixed	1.625%	1,000
May 15, 2014	1,000 USD	Fixed	3.200%	1,000
August 6, 2014	83,100 JPY	Fixed	1.490%	810
August 6, 2014	16,900 JPY	Floating	Floating	165
				$3,475

During fiscal 2016 and 2015, the Company also repaid other, smaller long-term debt as it matured in several of its non-U.S. operations.
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
Recurring Fair Value Measurements
The Company holds derivative instruments that are required to be measured at fair value on a recurring basis. The fair values are the estimated amounts the Company would receive or pay upon termination of the related derivative agreements as of the reporting dates. The fair values have been measured using the income approach and Level 2 inputs, which include the relevant interest rate and foreign currency forward curves. As of January 31, 2016 and 2015, the notional amounts and fair values of these derivatives were as follows:

	January 31, 2016		January 31, 2015
(Amounts in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay variable-rate interest rate swaps designated as fair value hedges	$5,000	$173	$500	$12
Receive fixed-rate, pay fixed-rate cross-currency swaps designated as net investment hedges	1,250	319	1,250	207
Receive fixed-rate, pay fixed-rate cross-currency swaps designated as cash flow hedges	4,132	(609)	4,329	(317)
Receive variable-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	—	—	255	(1)
Total	$10,382	$(117)	$6,334	$(99)
Nonrecurring Fair Value Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company's assets and liabilities are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company did not record any significant impairment charges to assets measured at fair value on a nonrecurring basis during the fiscal years ended January 31, 2016 or 2015.
Other Fair Value Disclosures
The Company records cash and cash equivalents and short-term borrowings at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities.
The Company's long-term debt is also recorded at cost. The fair value is estimated using Level 2 inputs based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value and fair value of the Company's long-term debt as of January 31, 2016 and 2015, are as follows:

	January 31, 2016		January 31, 2015
(Amounts in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	$40,959	$46,965	$45,896	$56,237

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
The Company only enters into derivative transactions with counterparties rated "A-" or better by nationally recognized credit rating agencies. Subsequent to entering into derivative transactions, the Company regularly monitors the credit ratings of its counterparties. In connection with various derivative agreements, including master netting arrangements, the Company held cash collateral from counterparties of $345 million and $323 million at January 31, 2016 and January 31, 2015, respectively. The Company records cash collateral received as amounts due to the counterparties exclusive of any derivative asset. Furthermore, as part of the master netting arrangements with each of these counterparties, the Company is also required to post collateral with a counterparty if the Company's net derivative liability position exceeds $150 million with such counterparties. The Company had an insignificant amount of cash collateral posted with counterparties at January 31, 2016 and did not have any cash collateral posted with counterparties at January 31, 2015. The Company records cash collateral it posts with counterparties as amounts receivable from those counterparties exclusive of any derivative liability.
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
Fair Value Instruments
The Company is a party to receive fixed-rate, pay variable-rate interest rate swaps that the Company uses to hedge the fair value of fixed-rate debt. The notional amounts are used to measure interest to be paid or received and do not represent the Company's exposure due to credit loss. The Company's interest rate swaps that receive fixed-interest rate payments and pay variable-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the fixed-rate debt being hedged, the derivative instruments are assumed to be perfectly effective hedges. Changes in the fair values of these derivative instruments are recorded in earnings, but are offset by corresponding changes in the fair values of the hedged items, also recorded in earnings, and, accordingly, do not impact the Company's Consolidated Statements of Income. These fair value instruments will mature on dates ranging from October 2020 to April 2024.
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
The Company has issued foreign-currency-denominated long-term debt as hedges of net investments of certain of its foreign operations. These foreign-currency-denominated long-term debt issuances are designated and qualify as nonderivative hedging instruments. Accordingly, the foreign currency translation of these debt instruments is recorded in accumulated other comprehensive income (loss), offsetting the foreign currency translation adjustment of the related net investments that is also recorded in accumulated other comprehensive income (loss). At January 31, 2016 and January 31, 2015, the Company had ¥10 billion and ¥100 billion, respectively, of outstanding long-term debt designated as a hedge of its net investment in Japan, as well as outstanding long-term debt of £2.5 billion at January 31, 2016 and January 31, 2015 that was designated as a hedge of its net investment in the United Kingdom. These nonderivative net investment hedges will mature on dates ranging from July 2020 to January 2039.
Cash Flow Instruments
The Company was a party to receive variable-rate, pay fixed-rate interest rate swaps that matured in July 2015. The Company used these interest rate swaps to hedge the interest rate risk of certain non-U.S. denominated debt. The swaps were designated as cash flow hedges of interest expense risk. Amounts reported in accumulated other comprehensive income (loss) related to these derivatives were reclassified from accumulated other comprehensive income (loss) to earnings as interest was expensed for the Company's variable-rate debt, converting the variable-rate interest expense into fixed-rate interest expense.
The Company is also a party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of certain non-U.S. denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S. denominated debt. The effective portion of changes in the fair value of derivatives designated as cash flow hedges of foreign exchange risk is recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The hedged items are recognized foreign currency-denominated liabilities that are re-measured at spot exchange rates each period, and the assessment of effectiveness (and measurement of any ineffectiveness) is based on total changes in the related derivative's cash flows. As a result, the amount reclassified into earnings each period includes an amount that offsets the related transaction gain or loss arising from that re-measurement and the adjustment to earnings for the period's allocable portion of the initial spot-forward difference associated with the hedging instrument. These cash flow instruments will mature on dates ranging from April 2022 to March 2034.
Financial Statement Presentation
Although subject to master netting arrangements, the Company does not offset derivative assets and derivative liabilities in its Consolidated Balance Sheets. Derivative instruments with an unrealized gain are recorded in the Company's Consolidated Balance Sheets as either current or non-current assets, based on maturity date, and those hedging instruments with an unrealized loss are recorded as either current or non-current liabilities, based on maturity date. Refer to Note 7 for the net presentation of the Company's derivative instruments.
The Company's derivative instruments, as well as its nonderivative debt instruments designated and qualifying as net investment hedges, were classified as follows in the Company's Consolidated Balance Sheets:

	January 31, 2016			January 31, 2015
(Amounts in millions)	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments
Derivative instruments
Prepaid expenses and other	$—	$—	$—	$—	$—	$—
Other assets and deferred charges	173	319	129	12	207	293
Derivative asset subtotals	$173	$319	$129	$12	$207	$293

Accrued liabilities	$—	$—	$—	$—	$—	$1
Deferred income taxes and other	—	—	738	—	—	610
Derivative liability subtotals	$—	$—	$738	$—	$—	$611

Nonderivative hedging instruments
Long-term debt due within one year	$—	$—	$—	$—	$766	$—
Long-term debt	—	3,644	—	—	3,850	—
Nonderivative hedge liability subtotals	$—	$3,644	$—	$—	$4,616	$—
Gains and losses related to the Company's derivatives primarily relate to interest rate hedges, which are recorded in interest, net, in the Company's Consolidated Statements of Income. Amounts related to the Company's derivatives expected to be reclassified from accumulated other comprehensive income (loss) to net income during the next 12 months are not significant.

Note 9. Taxes
Income from Continuing Operations
The components of income from continuing operations before income taxes are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
U.S.	$16,685	$18,610	$19,412
Non-U.S.	4,953	6,189	5,244
Total income from continuing operations before income taxes	$21,638	$24,799	$24,656
A summary of the provision for income taxes is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Current:
U.S. federal	$5,562	$6,165	$6,377
U.S. state and local	622	810	719
International	1,400	1,529	1,523
Total current tax provision	7,584	8,504	8,619
Deferred:
U.S. federal	(704)	(387)	(72)
U.S. state and local	(106)	(55)	37
International	(216)	(77)	(479)
Total deferred tax expense (benefit)	(1,026)	(519)	(514)
Total provision for income taxes	$6,558	$7,985	$8,105
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

	Fiscal Years Ended January 31,
	2016	2015	2014
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	1.8%	1.8%	2.0%
Income taxed outside the U.S.	(4.0)%	(2.7)%	(2.8)%
Net impact of repatriated international earnings	0.1%	(1.5)%	(1.4)%
Other, net	(2.6)%	(0.4)%	0.1%
Effective income tax rate	30.3%	32.2%	32.9%

Deferred Taxes
The significant components of the Company's deferred tax account balances are as follows:

	January 31,
(Amounts in millions)	2016	2015
Deferred tax assets:
Loss and tax credit carryforwards	$3,313	$3,255
Accrued liabilities	3,763	3,395
Share-based compensation	192	184
Other	1,390	1,119
Total deferred tax assets	8,658	7,953
Valuation allowances	(1,456)	(1,504)
Deferred tax assets, net of valuation allowance	7,202	6,449
Deferred tax liabilities:
Property and equipment	5,813	5,972
Inventories	1,790	1,825
Other	1,452	1,618
Total deferred tax liabilities	9,055	9,415
Net deferred tax liabilities	$1,853	$2,966
The deferred taxes are classified as follows in the Company's Consolidated Balance Sheets:

	January 31,
(Amounts in millions)	2016	2015
Balance Sheet classification:
Assets:
Prepaid expenses and other	$—	$728
Other assets and deferred charges	1,504	1,033
Asset subtotals	1,504	1,761
Liabilities:
Accrued liabilities	—	56
Deferred income taxes and other	3,357	4,671
Liability subtotals	3,357	4,727
Net deferred tax liabilities	$1,853	$2,966
Unremitted Earnings
U.S. income taxes have not been provided on accumulated but undistributed earnings of the Company's international subsidiaries of approximately $26.1 billion and $23.3 billion as of January 31, 2016 and 2015, respectively, as the Company intends to permanently reinvest these amounts outside of the U.S. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation. The Company provides deferred or current income taxes on earnings of international subsidiaries in the period that the Company determines it will remit those earnings.
Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances
At January 31, 2016, the Company had net operating loss and capital loss carryforwards totaling approximately $5.3 billion. Of these carryforwards, approximately $3.0 billion will expire, if not utilized, in various years through 2036. The remaining carryforwards have no expiration. At January 31, 2016, the Company had foreign tax credit carryforwards of $1.8 billion, which will expire in various years through 2026, if not utilized.
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

The Company had valuation allowances recorded of approximately $1.5 billion as of January 31, 2016 and 2015, respectively, on deferred tax assets associated primarily with net operating loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The net activity in the valuation allowance during fiscal 2016 related to releases arising from the use of deferred tax assets, changes in judgment regarding the future realization of deferred tax assets, increases from certain net operating losses and deductible temporary differences arising in fiscal 2016, decreases due to operating loss expirations and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining net deferred tax assets will be fully realized.
Uncertain Tax Positions
The benefits of uncertain tax positions are recorded in the Company's Consolidated Financial Statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.
As of January 31, 2016 and 2015, the amount of unrecognized tax benefits related to continuing operations was $607 million and $838 million, respectively. The amount of unrecognized tax benefits that would affect the Company's effective income tax rate was $522 million and $763 million for January 31, 2016 and 2015, respectively.
A reconciliation of unrecognized tax benefits from continuing operations was as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Unrecognized tax benefits, beginning of year	$838	$763	$818
Increases related to prior year tax positions	164	7	41
Decreases related to prior year tax positions	(446)	(17)	(112)
Increases related to current year tax positions	119	174	133
Settlements during the period	(25)	(89)	(117)
Lapse in statutes of limitations	(43)	—	—
Unrecognized tax benefits, end of year	$607	$838	$763
The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2016, 2015 and 2014, the Company recognized interest and penalty expense (benefit) related to uncertain tax positions of $5 million, $18 million and $(7) million, respectively. As of January 31, 2016 and 2015, accrued interest related to uncertain tax positions of $60 million and $57 million, respectively, was recorded in the Company's Consolidated Balance Sheets. The Company did not have any accrued penalties recorded for income taxes as of January 31, 2016 or 2015.
During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $50 million and $150 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company is focused on resolving tax audits as expeditiously as possible. As a result of these efforts, unrecognized tax benefits could potentially be reduced beyond the provided range during the next twelve months. The Company does not expect any change to have a significant impact to its Consolidated Financial Statements.
The Company remains subject to income tax examinations for its U.S. federal income taxes generally for fiscal 2013 through 2016. The Company also remains subject to income tax examinations for international income taxes for fiscal 2000 through 2016, and for U.S. state and local income taxes generally for the fiscal years ended 2008 through 2016.
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

On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury's back-pay award plus statutory penalties, prejudgment interest and attorneys' fees. By operation of law, post-judgment interest accrues on the judgment amount at the rate of six percent per annum from the date of entry of the judgment, which was November 14, 2007, until the judgment is paid, unless the judgment is set aside on appeal. On December 7, 2007, the Company filed its Notice of Appeal. On June 10, 2011, the Pennsylvania Superior Court of Appeals issued an opinion upholding the trial court's certification of the class, the jury's back pay award, and the awards of statutory penalties and prejudgment interest, but reversing the award of attorneys' fees. On September 9, 2011, the Company filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court. On July 2, 2012, the Pennsylvania Supreme Court granted the Company's Petition. On December 15, 2014, the Pennsylvania Supreme Court issued its opinion affirming the Superior Court of Appeals' decision. At that time, the Company recorded expenses of $249 million for the judgment amount and post-judgment interest incurred to date. The Company will continue to accrue for the post-judgment interest until final resolution. However, the Company continues to believe it has substantial factual and legal defenses to the claims at issue, and, on March 13, 2015, the Company filed a petition for writ of certiorari with the U.S. Supreme Court. On April 20, 2015, the plaintiffs filed their response in opposition and on May 4, 2015, the Company filed its reply brief.
ASDA Equal Value Claims: ASDA Stores, Ltd. ("ASDA"), a wholly-owned subsidiary of the Company, is a defendant in over 7,000 "equal value" claims that are proceeding before an Employment Tribunal in Manchester (the "Employment Tribunal") in the United Kingdom ("UK") on behalf of current and former ASDA store employees, who allege that the work performed by female employees in ASDA's retail stores is of equal value in terms of, among other things, the demands of their jobs to that of male employees working in ASDA's warehouse and distribution facilities, and that the disparity in pay between these different job positions is not objectively justified. Claimants are requesting differential back pay based on higher wage rates in the warehouse and distribution facilities and those higher wage rates on a prospective basis as part of these equal value proceedings. ASDA believes that further claims may be asserted in the near future. On March 23, 2015, ASDA asked the Employment Tribunal to stay all proceedings, contending that the High Court, which is the superior first instance civil court in the UK that is headquartered in the Royal Courts of Justice in the City of London, is the more convenient and appropriate forum to hear these claims. On March 23, 2015, ASDA also asked the Employment Tribunal to "strike out" substantially all of the claims for failing to comply with Employment Tribunal rules. On July 23, 2015, the Employment Tribunal denied ASDA's requests to stay all proceedings and to "strike out" substantially all of the claims. On September 2, 2015, ASDA filed a Notice of Appeal with the Employment Appeal Tribunal seeking to appeal both rulings. On October 14, 2015, the Employment Appeal Tribunal denied ASDA's requests for an appeal. Following additional argument and proceedings, the issue of "strike out" and the scope of Employment Tribunal Rules are subject of further appellate review by the Employment Appeal Tribunal but the request to appeal the stay issue was denied by the Employment Appeal Tribunal. On March 8, 2016, ASDA filed a notice of appeal with the Court of Appeals seeking to appeal the Employment Appeal Tribunal's decision to disallow an appeal of the stay issue. At present, the Company cannot predict the number of such claims that may be filed, and cannot reasonably estimate any loss or range of loss that may arise from these proceedings. The Company believes it has substantial factual and legal defenses to these claims, and intends to defend the claims vigorously.

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
The Company is also conducting a voluntary global review of its policies, practices and internal controls for anti-corruption compliance. The Company is engaged in strengthening its global anti-corruption compliance program through appropriate remedial anti-corruption measures.  In November 2011, the Company voluntarily disclosed that investigative activity to the U.S. Department of Justice (the "DOJ") and the Securities and Exchange Commission (the "SEC"). Since the implementation of the global review and the enhanced anti-corruption compliance program, the Audit Committee and the Company have identified or been made aware of additional allegations regarding potential violations of the FCPA. When such allegations are reported or identified, the Audit Committee and the Company, together with their third party advisors, conduct inquiries and when warranted based on those inquiries, open investigations. Inquiries or investigations regarding allegations of potential FCPA violations have been commenced in a number of foreign markets where the Company operates, including, but not limited to, Brazil, China and India.
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
The Company could be exposed to a variety of negative consequences as a result of the matters noted above. There could be one or more enforcement actions in respect of the matters that are the subject of some or all of the on-going government investigations, and such actions, if brought, may result in judgments, settlements, fines, penalties, injunctions, cease and desist orders, debarment or other relief, criminal convictions and/or penalties. The shareholder lawsuits may result in judgments against the Company and its current and former directors and officers named in those proceedings. The Company cannot predict at this time the outcome or impact of the government investigations, the shareholder lawsuits, or its own internal investigations and review. In addition, the Company has incurred and expects to continue to incur costs in responding to requests for information or subpoenas seeking documents, testimony and other information in connection with the government investigations, in defending the shareholder lawsuits, and in conducting the review and investigations. These costs will be expensed as incurred. For the fiscal years ended January 31, 2016, 2015 and 2014, the Company incurred the following third-party expenses in connection with the FCPA investigation and related matters:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Ongoing inquiries and investigations	$95	$121	$173
Global compliance program and organizational enhancements	31	52	109
Total	$126	$173	$282
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

Note 11. Commitments
The Company has long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.5 billion in fiscal 2016 and $2.8 billion in both fiscal 2015 and 2014.
Aggregate minimum annual rentals at January 31, 2016, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases	Capital Lease and Financing Obligations
2017	$2,057	$815
2018	1,989	758
2019	1,794	710
2020	1,697	655
2021	1,530	624
Thereafter	12,438	5,093
Total minimum rentals	$21,505	$8,655
Less estimated executory costs		39
Net minimum lease payments		8,616
Noncash gain on future termination of financing obligation		1,070
Less imputed interest		(3,319)
Present value of minimum lease payments		$6,367
Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were not material for fiscal 2016, 2015 and 2014. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.
The Company has future lease commitments for land and buildings for approximately 215 future locations. These lease commitments have lease terms ranging from 10 to 30 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $34 million for fiscal 2017, based on current cost estimates.
In connection with certain long-term debt issuances, the Company could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2016, the aggregate termination payment would have been $44 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.
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
Additionally, the Company's subsidiaries in the United Kingdom and Japan have sponsored defined benefit pension plans. The plan in the United Kingdom was overfunded by $106 million and underfunded by $85 million at January 31, 2016 and 2015, respectively. The plan in Japan was underfunded by $205 million and $223 million at January 31, 2016 and 2015, respectively. Overfunded amounts are recorded as assets in the Company's Consolidated Balance Sheets in other assets and deferred charges. Underfunded amounts are recorded as liabilities in the Company's Consolidated Balance Sheets in deferred income taxes and other. Certain other international operations also have defined benefit arrangements that are not significant.

The following table summarizes the contribution expense related to the Company's retirement-related benefits for fiscal 2016, 2015 and 2014:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Defined contribution plans:
U.S.	$967	$898	$877
International	179	167	165
Defined benefit plans:
International	6	5	20
Total contribution expense for retirement-related benefits	$1,152	$1,070	$1,062
Note 13. Acquisitions, Disposals and Related Items
In fiscal 2016, the Company completed the following transaction that impacts the operations of Walmart International:
Yihaodian
In July 2015, the Company completed the purchase of all of the remaining noncontrolling interest in Yihaodian, our e-commerce operations in China, for approximately $760 million, using existing cash to complete this transaction.
In fiscal 2015, the Company completed the following transactions that impact the operations of Walmart International:
Walmart Chile
In fiscal 2014, the redeemable noncontrolling interest shareholders exercised put options that required the Company to purchase their shares in Walmart Chile. In February 2014, the Company completed this transaction for approximately $1.5 billion using existing cash of the Company, increasing its ownership interest in Walmart Chile to 99.7 percent. In March 2014, the Company completed a tender offer for most of the remaining noncontrolling interest shares at the same value per share as was paid to the redeemable noncontrolling interest shareholders. As a result of completing these transactions, the Company owns substantially all of Walmart Chile.
Vips Restaurant Business in Mexico
In fiscal 2014, Walmex, a majority-owned subsidiary of the Company, entered into a definitive agreement with Alsea S.A.B. de C.V. to sell the Vips restaurant business ("Vips") in Mexico. The sale of Vips was completed on May 12, 2014. The Company received $671 million of cash and recognized a net gain of $262 million in discontinued operations at the time of the sale.

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
Information for the Company's segments, as well as for Corporate and support, including the reconciliation to income from continuing operations before income taxes, is provided in the following table:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Corporate and support	Consolidated
Fiscal Year Ended January 31, 2016
Net sales	$298,378	$123,408	$56,828	$—	$478,614
Operating income (loss)	19,087	5,346	1,820	(2,148)	24,105
Interest expense, net					(2,467)
Income from continuing operations before income taxes					$21,638
Total assets	$103,109	$73,720	$13,998	$8,754	$199,581
Depreciation and amortization	2,800	2,549	472	3,633	9,454
Capital expenditures	6,728	2,930	695	1,124	11,477

Fiscal Year Ended January 31, 2015
Net sales	$288,049	$136,160	$58,020	$—	$482,229
Operating income (loss)	21,336	6,171	1,976	(2,336)	27,147
Interest expense, net					(2,348)
Income from continuing operations before income taxes					$24,799
Total assets	$101,381	$80,505	$13,995	$7,609	$203,490
Depreciation and amortization	2,665	2,665	473	3,370	9,173
Capital expenditures	6,286	3,936	753	1,199	12,174

Fiscal Year Ended January 31, 2014
Net sales	$279,406	$136,513	$57,157	$—	$473,076
Operating income (loss)	21,787	5,153	1,843	(1,911)	26,872
Interest expense, net					(2,216)
Income from continuing operations before income taxes					$24,656
Total assets	$98,745	$85,370	$14,053	$6,373	$204,541
Depreciation and amortization	2,640	2,658	437	3,135	8,870
Capital expenditures	6,378	4,463	1,071	1,203	13,115

Total revenues, consisting of net sales and membership and other income, and long-lived assets, consisting primarily of property and equipment, net, aggregated by the Company's U.S. and non-U.S. operations for fiscal 2016, 2015 and 2014, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2016	2015	2014
Total revenues
U.S. operations	$357,559	$348,227	$338,681
Non-U.S. operations	124,571	137,424	137,613
Total revenues	$482,130	$485,651	$476,294

Long-lived assets
U.S. operations	$82,475	$80,879	$79,644
Non-U.S. operations	34,041	35,776	38,263
Total long-lived assets	$116,516	$116,655	$117,907
No individual country outside of the U.S. had total revenues or long-lived assets that were material to the consolidated totals. Additionally, the Company did not generate material total revenues from any single customer.
Note 15. Subsequent Event
Dividends Declared
On February 18, 2016, the Board of Directors approved the fiscal 2017 annual dividend at $2.00 per share, an increase over the fiscal 2016 dividend of $1.96 per share. For fiscal 2017, the annual dividend will be paid in four quarterly installments of $0.50 per share, according to the following record and payable dates:

Record Date	Payable Date
March 11, 2016	April 4, 2016
May 13, 2016	June 6, 2016
August 12, 2016	September 6, 2016
December 9, 2016	January 3, 2017

Note 16. Quarterly Financial Data (Unaudited)

	Fiscal Year Ended January 31, 2016
(Amounts in millions, except per share data)	Q1	Q2	Q3	Q4	Total
Total revenues	$114,826	$120,229	$117,408	$129,667	$482,130
Net sales	114,002	119,330	116,598	128,684	478,614
Cost of sales	86,483	90,056	87,446	96,999	360,984
Income from continuing operations	3,283	3,635	3,414	4,748	15,080
Consolidated net income	3,283	3,635	3,414	4,748	15,080
Consolidated net income attributable to Walmart	3,341	3,475	3,304	4,574	14,694
Basic net income per common share attributable to Walmart	1.03	1.08	1.03	1.44	4.58
Diluted net income per common share attributable to Walmart	1.03	1.08	1.03	1.43	4.57

	Fiscal Year Ended January 31, 2015
	Q1	Q2	Q3	Q4	Total
Total revenues	$114,960	$120,125	$119,001	$131,565	$485,651
Net sales	114,167	119,336	118,076	130,650	482,229
Cost of sales	86,714	90,010	89,247	99,115	365,086
Income from continuing operations	3,711	4,089	3,826	5,188	16,814
Consolidated net income	3,726	4,359	3,826	5,188	17,099
Consolidated net income attributable to Walmart	3,593	4,093	3,711	4,966	16,363

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	1.10	1.22	1.15	1.54	5.01
Basic income (loss) per common share from discontinued operations attributable to Walmart	0.01	0.05	—	—	0.06
Basic net income per common share attributable to Walmart	1.11	1.27	1.15	1.54	5.07

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	1.10	1.21	1.15	1.53	4.99
Diluted income (loss) per common share from discontinued operations attributable to Walmart	0.01	0.05	—	—	0.06
Diluted net income per common share attributable to Walmart	1.11	1.26	1.15	1.53	5.05

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended January 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2016 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 30, 2016

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report to Our Shareholders." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2016 and 2015, and related consolidated statements of income, comprehensive income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended January 31, 2016 and our report dated March 30, 2016 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 30, 2016

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
The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Walmart and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee regularly, both with and without management present.
Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2016. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2016. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.
Report on Internal Control Over Financial Reporting
Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2016. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control-Integrated Framework (2013). Management concluded that based on its assessment, Walmart's internal control over financial reporting was effective as of January 31, 2016. The Company's internal control over financial reporting as of January 31, 2016, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2016, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

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
Walmart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Walmart's business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Walmart also has in place a Related-Party Transaction Policy. This policy applies to Walmart's senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Walmart. We maintain a global ethics and compliance office which oversees and administers several reporting mechanisms, including an ethics helpline. The ethics helpline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

/s/ C. Douglas McMillon
C. Douglas McMillon President and Chief Executive Officer

/s/ M. Brett Biggs
M. Brett Biggs Executive Vice President and Chief Financial Officer

Unit Counts as of January 31, 2016
Wal-Mart Stores, Inc.
United States
The Walmart U.S. and Sam's Club segments comprise the Company's operations in the U.S. As of January 31, 2016, unit counts for Walmart U.S. and Sam's Club are summarized by format for each state and territory as follows:

	Walmart U.S.			Sam's Club
State or Territory	Supercenters	Discount Stores	Neighborhood Markets and other small formats	Clubs	Grand Total
Alabama	100	1	25	14	140
Alaska	8	2	—	3	13
Arizona	80	3	28	16	127
Arkansas	76	7	33	7	123
California	127	83	67	33	310
Colorado	69	5	18	15	107
Connecticut	12	22	1	3	38
Delaware	6	3	—	1	10
Florida	221	12	75	47	355
Georgia	151	3	36	24	214
Hawaii	—	10	—	2	12
Idaho	23	—	2	1	26
Illinois	134	22	7	33	196
Indiana	95	8	11	16	130
Iowa	57	3	—	9	69
Kansas	57	3	15	9	84
Kentucky	77	8	9	9	103
Louisiana	88	2	29	15	134
Maine	19	3	—	3	25
Maryland	28	19	—	12	59
Massachusetts	27	22	—	3	52
Michigan	89	4	—	26	119
Minnesota	65	5	—	14	84
Mississippi	64	4	5	7	80
Missouri	111	11	16	19	157
Montana	13	—	—	2	15
Nebraska	35	—	7	5	47
Nevada	29	2	11	7	49
New Hampshire	18	9	—	4	31
New Jersey	26	34	—	10	70
New Mexico	35	2	7	7	51
New York	78	20	2	16	116
North Carolina	140	6	43	23	212
North Dakota	14	—	—	3	17
Ohio	138	7	—	29	174
Oklahoma	79	9	31	12	131
Oregon	28	7	9	—	44
Pennsylvania	115	22	—	24	161
Rhode Island	5	4	—	1	10
South Carolina	81	—	18	12	111
South Dakota	14	—	—	2	16
Tennessee	115	2	17	16	150
Texas	372	22	88	83	565
Utah	41	—	10	8	59
Vermont	1	4	—	—	5
Virginia	105	6	20	17	148
Washington	52	10	5	3	70
Washington D.C.	3	—	—	—	3
West Virginia	38	—	1	5	44
Wisconsin	81	6	2	12	101
Wyoming	12	—	—	2	14
Puerto Rico	13	5	19	11	48
U.S. total	3,465	442	667	655	5,229

International
The Walmart International segment comprises the Company's operations outside of the U.S. and is represented in three major brand categories. Unit counts(1) as of January 31, 2016 for Walmart International are summarized by brand category for each geographic market as follows:

Geographic Market	Retail	Wholesale	Other(2)	Total
Africa(3)	318	90	—	408
Argentina	108	—	—	108
Brazil	414	71	14	499
Canada	400	—	—	400
Central America(4)	709	—	—	709
Chile	392	3	—	395
China	420	12	—	432
India	—	21	—	21
Japan	346	—	—	346
Mexico	2,189	161	10	2,360
United Kingdom	603	—	18	621
International total	5,899	358	42	6,299

(1)
Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2015, to correspond with the balance sheet date of the related geographic market. Canada unit counts are stated as of January 31, 2016.

(2)	"Other" includes drug stores and convenience stores operating under varying banners.

(3)
Africa unit counts by country are Botswana (11), Ghana (1), Kenya (1), Lesotho (3), Malawi (2), Mozambique (6), Namibia (4), Nigeria (8), South Africa (366), Swaziland (1), Tanzania (1), Uganda (1) and Zambia (3).

(4)	Central America unit counts by country are Costa Rica (225), El Salvador (91), Guatemala (223), Honduras (82) and Nicaragua (88).

Board of Directors
Aida M. Alvarez
Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton's Cabinet from 1997 to 2001.
James I. Cash, Jr., Ph.D.
Dr. Cash is the James E. Robison Professor of Business Administration, Emeritus at Harvard Business School, where he served from July 1976 to October 2003.
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
C. Douglas McMillon
Mr. McMillon is the President and Chief Executive Officer of Wal-Mart Stores, Inc.
Gregory B. Penner
Mr. Penner is the Chairman of the Board of Directors of Wal-Mart Stores, Inc. and a General Partner at Madrone Capital Partners, an investment firm.
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
S. Robson Walton
Mr. Walton is the retired Chairman of the Board of Directors of Wal-Mart Stores, Inc.
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
Our Annual Meeting of Shareholders will be held on Friday, June 3, 2016, at 8:00 a.m. (Central Time) in the Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.
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
5417 Pinnacle Point Dr., Suite 501
Rogers, AR 72758
Market price of common stock
The high and low market price per share for the Company's common stock in fiscal 2016 and 2015 were as follows:

	2016		2015
	High	Low	High	Low
1st Quarter	$88.00	$77.55	$79.99	$72.27
2nd Quarter	79.94	70.36	79.76	73.54
3rd Quarter	73.69	57.16	79.37	72.61
4th Quarter	66.53	56.30	90.97	75.59

The high and low market price per share for the Company's common stock for the first quarter of fiscal 2017, were as follows:

	2017
	High	Low
1st Quarter(1)	$68.92	$62.35

(1)	Through March 29, 2016.
Dividends payable per share
For fiscal 2017, dividends will be paid based on the following schedule:

April 4, 2016	$0.50
June 6, 2016	$0.50
September 6, 2016	$0.50
January 3, 2017	$0.50
Dividends paid per share
For fiscal 2016, dividends were paid based on the following schedule:

April 6, 2015	$0.49
June 1, 2015	$0.49
September 8, 2015	$0.49
January 4, 2016	$0.49
For fiscal 2015, dividends were paid based on the following schedule:

April 1, 2014	$0.48
June 2, 2014	$0.48
September 3, 2014	$0.48
January 5, 2015	$0.48

Stock Performance Chart
This graph compares the cumulative total shareholder return on Walmart's common stock during the five fiscal years ending with fiscal 2016 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2011, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

	Fiscal Years Ended January 31,
	2011	2012	2013	2014	2015	2016
Wal-Mart Stores Inc.	$100.00	$112.46	$131.34	$143.67	$167.56	$134.48
S&P 500 Index	100.00	104.22	121.71	147.89	168.93	167.81
S&P 500 Retailing Index	100.00	115.66	149.35	189.57	227.53	266.59

Shareholders
As of March 28, 2016, there were 243,327 holders of record of Walmart's common stock.