Form 10-K, Exhibit 13
period 2017-01-31
WAL MART STORES INC
filed 2017-03-31
CIK 104169

Five-Year Financial Summary	Exhibit 13
Wal-Mart Stores, Inc.

	As of and for the Fiscal Years Ended January 31,
(Amounts in millions, except per share and unit count data)	2017	2016	2015	2014	2013
Operating results
Total revenues	$485,873	$482,130	$485,651	$476,294	$468,651
Percentage change in total revenues from previous fiscal year	0.8%	(0.7)%	2.0%	1.6%	5.0%
Net sales	$481,317	$478,614	$482,229	$473,076	$465,604
Percentage change in net sales from previous fiscal year	0.6%	(0.7)%	1.9%	1.6%	5.0%
Increase (decrease) in calendar comparable sales(1) in the United States	1.4%	0.3%	0.5%	(0.5)%	2.4%
Walmart U.S.	1.6%	1.0%	0.6%	(0.6)%	2.0%
Sam's Club	0.5%	(3.2)%	0.0%	0.3%	4.1%
Gross profit margin	24.9%	24.6%	24.3%	24.3%	24.3%
Operating, selling, general and administrative expenses, as a percentage of net sales	21.2%	20.3%	19.4%	19.3%	19.0%
Operating income	$22,764	$24,105	$27,147	$26,872	$27,725
Income from continuing operations attributable to Walmart	13,643	14,694	16,182	15,918	16,963
Net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.38	$4.57	$4.99	$4.85	$5.01
Dividends declared per common share	2.00	1.96	1.92	1.88	1.59

Financial position
Inventories	$43,046	$44,469	$45,141	$44,858	$43,803
Property, equipment, capital lease and financing obligation assets, net	114,178	116,516	116,655	117,907	116,681
Total assets	198,825	199,581	203,490	204,541	202,910
Long-term debt and long-term capital lease and financing obligations (excluding amounts due within one year)	42,018	44,030	43,495	44,368	41,240
Total Walmart shareholders' equity	77,798	80,546	81,394	76,255	76,343

Unit counts(2)
Walmart U.S. segment	4,672	4,574	4,516	4,203	4,005
Walmart International segment	6,363	6,299	6,290	6,107	5,783
Sam's Club segment	660	655	647	632	620
Total units	11,695	11,528	11,453	10,942	10,408

(1)
Comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions, as well as e-commerce sales. Comparable store and club sales include fuel.

(2)	Unit counts related to discontinued operations have been removed from all relevant periods.

Wal-Mart Stores, Inc.
Form 10-K
For the Fiscal Year Ended January 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") is engaged in retail and wholesale operations in various formats around the world. Through our operations, we help people around the world save money and live better – anytime and anywhere – in retail stores or through our e-commerce and mobile capabilities. Through innovation, we are striving to create a customer-centric experience that seamlessly integrates digital and physical shopping and saves time for our customers. Physical retail encompasses our brick and mortar presence in each of the markets in which we operate. Digital retail is comprised of our e-commerce websites and mobile commerce applications. Each week, we serve over 260 million customers who visit our 11,695 stores under 59 banners in 28 countries and e-commerce websites in 11 countries. Our strategy is to lead on price, invest to differentiate on access, be competitive on assortment and deliver a great experience. By leading on price we earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at everyday low prices ("EDLP"). EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Price leadership is core to who we are. Everyday low cost ("EDLC") is our commitment to control expenses so our cost savings can be passed along to our customers. Our digital and physical presence, which we are investing in to integrate, provides customers access to our broad assortment anytime and anywhere. We strive to give our customers and members a great digital and physical shopping experience.
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

•
Walmart International consists of our operations outside of the U.S. and includes retail, wholesale and other businesses. These businesses consist of numerous formats, including supercenters, supermarkets, hypermarkets, warehouse clubs, including Sam's Clubs, cash & carry, home improvement, specialty electronics, apparel stores, drug stores and convenience stores, as well as digital retail. The overall gross profit rate for Walmart International is lower than that of Walmart U.S. primarily because of its merchandise mix. Walmart International is our second largest segment and has grown through acquisitions, as well as by adding retail, wholesale and other units, and expanding digital retail.

•
Sam's Club consists of membership-only warehouse clubs as well as digital retail. As a membership-only warehouse club, membership income is a significant component of the segment's operating income. Sam's Club operates with a lower gross profit rate and lower operating expenses as a percentage of net sales than our other segments.

The following examples illustrate the pursuit of our strategy to create a customer-centric experience that seamlessly integrates digital and physical shopping:

•
In September 2016, we completed the acquisition of Jet.com, Inc. ("jet.com"), a U.S. based e-commerce company. The total purchase price for the acquisition was $2.4 billion, net of cash acquired. The preliminary allocation of the purchase price includes $1.7 billion in goodwill and $0.6 billion in intangible assets. As part of the transaction consideration, we will pay additional amounts accounted for as compensation of approximately $0.8 billion over a five year period, including approximately $0.5 billion in cash and approximately $0.3 billion in equity. The impact on fiscal 2017 net sales and operating income as a result of the acquisition was not significant. The acquisition of jet.com is in line with the Company's strategic framework of accelerating e-commerce growth.

•
In June 2016, we announced our strategic alliance with JD.com, Inc. ("JD") and the sale to JD of certain assets relating to Yihaodian, our e-commerce operations in China, including the Yihaodian brand, website and application in exchange for approximately 5 percent of JD's outstanding ordinary shares on a fully diluted basis. The sale resulted in the recognition of a $535 million noncash gain in our International segment, which gain is included in membership and other income in the accompanying Consolidated Statements of Income. Subsequently, during fiscal 2017, the Company purchased $1.9 billion of additional JD shares classified as available for sale securities, representing an incremental ownership percentage of approximately five percent, for a total ownership of approximately ten percent of JD's outstanding ordinary shares.

Each of our segments contributes to the Company's operating results differently. Each, however, has generally maintained a consistent contribution rate to the Company's net sales and operating income in recent years other than minor changes to the contribution rate for the Walmart International segment due to fluctuations in currency exchange rates.
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

This discussion, which presents our results for the fiscal years ended January 31, 2017 ("fiscal 2017"), January 31, 2016 ("fiscal 2016") and January 31, 2015 ("fiscal 2015") should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess the Company's performance. Additionally, the discussion provides information about the financial results of the three segments of our business to provide a better understanding of how each of those segments and its results of operations affect the financial condition and results of operations of the Company as a whole.
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
Comparable store and club sales is a metric that indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period from the corresponding period in the previous year. Walmart's definition of comparable store and club sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations, expansions and conversions, as well as e-commerce sales. We measure the e-commerce sales impact by including those sales initiated through websites and mobile commerce applications and fulfilled through our e-commerce distribution facilities, as well as an estimate for sales initiated online and on our mobile commerce applications, but fulfilled through our stores and clubs. Sales of a store that has changed in format are excluded from comparable store and club sales when the conversion of that store is accompanied by a relocation or expansion that results in a change in the store's retail square feet of more than five percent. Additionally, sales related to e-commerce acquisitions are excluded until such acquisitions have been owned for 12 months. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.
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
The Retail Industry
We operate in the highly competitive retail industry in all of the markets we serve. We face strong sales competition from other discount, department, drug, dollar, variety and specialty stores, warehouse clubs and supermarkets, as well as e-commerce and catalog businesses. Many of these competitors are national, regional or international chains or have a national or international online presence. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: catastrophic events, weather, competitive pressures, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, cost of goods, currency exchange rate fluctuations, customer preferences, deflation, inflation, fuel and energy prices, general economic conditions, insurance costs, interest rates, labor costs, tax rates, cybersecurity attacks and unemployment. Further information on the factors that can affect our operating results and on certain risks to our Company and an investment in its securities can be found under "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2017, and in the discussion under "Cautionary Statement Regarding Forward-Looking Statements and Information" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2017.

Company Performance Metrics
We are committed to helping customers save money and live better through everyday low prices, supported by everyday low costs.  At times, we adjust our business strategies to maintain and strengthen our competitive positions in the countries in which we operate.  For several years, our performance metrics emphasized three financial priorities: growth, expense leverage and returns.  We are currently making strategic investments in our associates and in the integration of digital and physical retail.  These investments support long-term growth while we maintain our heritage of everyday low prices which are supported by everyday low cost.  During this time of increased investments, we are focused primarily on growth, balanced by the long-term health of the Company including expense leverage and returns.  Although we will continue to grow through new stores and clubs, our growth going forward will rely more on increasing comparable store and club sales and accelerating e-commerce sales growth.
Our objective of balancing growth with returns means that we are focused on efficiently employing assets for return on investment and more effectively managing working capital to deliver strong free cash flow. We plan to provide returns to our shareholders through share repurchases and dividends.
Growth
We measure our growth primarily by the amount of the period-over-period growth in our net sales and our comparable store and club sales, which include the impact of e-commerce sales. At times, we make strategic investments which are focused on the long-term growth of the Company. These strategic investments may not benefit net sales and comparable store and club sales in the near term.
Net Sales

	Fiscal Years Ended January 31,
	2017			2016			2015
(Amounts in millions)	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	$307,833	64.0%	3.2%	$298,378	62.3%	3.6%	$288,049	59.8%
Walmart International	116,119	24.1%	(5.9)%	123,408	25.8%	(9.4)%	136,160	28.2%
Sam's Club	57,365	11.9%	0.9%	56,828	11.9%	(2.1)%	58,020	12.0%
Net sales	$481,317	100.0%	0.6%	$478,614	100.0%	(0.7)%	$482,229	100.0%
Our consolidated net sales increased $2.7 billion or 0.6% for fiscal 2017 and decreased $3.6 billion or 0.7% for fiscal 2016, when compared to the previous fiscal year. Net sales for fiscal 2017 were positively impacted by overall positive comparable sales and e-commerce sales and the 1.3% year-over-year growth in consolidated retail square feet. The positive effect of such factors was partially offset by a negative impact of $11.0 billion or 2.3% as a result of fluctuations in currency exchange rates and a $0.4 billion decrease in fuel sales from lower fuel prices at the Sam's Club segment. Net sales for fiscal 2016 were negatively impacted by $17.1 billion or 3.5% as a result of fluctuations in currency exchange rates and a $1.9 billion decrease in fuel sales from lower fuel prices at the Sam's Club segment. The negative effect of such factors was partially offset by 1.3% year-over-year growth in retail square feet, positive comparable sales in the Walmart U.S. segment and higher e-commerce sales across the Company.
Calendar Comparable Store and Club Sales
Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs, including e-commerce sales, for a particular period over the corresponding period in the previous year. The retail industry generally reports comparable store and club sales using the retail calendar (also known as the 4-5-4 calendar). To be consistent with the retail industry, we provide comparable store and club sales using the retail calendar in our quarterly earnings releases. However, when we discuss our comparable store and club sales below, we are referring to our calendar comparable store and club sales calculated using our fiscal calendar. As our fiscal calendar differs from the retail calendar, our fiscal calendar comparable store and club sales also differ from the retail calendar comparable store and club sales provided in our quarterly earnings releases. Calendar comparable store and club sales, as well as the impact of fuel, for fiscal 2017 and 2016, were as follows:

	Fiscal Years Ended January 31,
	2017	2016	2017	2016
	With Fuel		Fuel Impact
Walmart U.S.	1.6%	1.0%	0.0%	0.0%
Sam's Club	0.5%	(3.2)%	(0.9)%	(3.4)%
Total U.S.	1.4%	0.3%	(0.1)%	(0.6)%

Comparable store and club sales in the U.S., including fuel, increased 1.4% and 0.3% in fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. The fiscal 2017 total U.S. comparable store and club sales were positively impacted by continued traffic improvement and higher e-commerce sales at the Walmart U.S. segment, partially offset by the negative impact of lower fuel sales primarily due to lower fuel prices at the Sam's Club segment. E-commerce sales positively impacted comparable sales approximately 0.4% and 0.7% for Walmart U.S. and Sam's Club, respectively, for fiscal 2017. The fiscal 2016 total U.S. comparable store and club sales were positively impacted by continued traffic improvement and higher e-commerce sales at the Walmart U.S. segment, offset to a significant degree by the negative impact of lower fuel sales from lower fuel prices at the Sam's Club segment. E-commerce sales positively impacted comparable sales approximately 0.2% and 0.6% for Walmart U.S. and Sam's Club, respectively, for fiscal 2016.
As we continue to add new stores and clubs in the U.S., we do so with an understanding that additional stores and clubs may take sales away from existing units. We estimate the negative impact on comparable store and club sales as a result of opening new stores and clubs was approximately 0.7% and 0.8% in fiscal 2017 and 2016, respectively. Our estimate is calculated primarily by comparing the sales trends of the impacted stores and clubs, which are identified based on their proximity to the new stores and clubs, to those of nearby non-impacted stores and clubs, in each case, as measured after the new stores and clubs are opened.

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
We include Return on Assets ("ROA"), the most directly comparable measure based on our financial statements presented in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and Return on Investment ("ROI") as metrics to assess returns on assets.
Return on Assets and Return on Investment
Management believes ROI is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is deploying its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with possible short-term impacts. We consider ROA to be the financial measure computed in accordance with GAAP that is the most directly comparable financial measure to our calculation of ROI.
ROA was 7.2% and 7.5% for the fiscal years ended January 31, 2017 and 2016, respectively. ROI was 15.2% and 15.5% for the fiscal years ended January 31, 2017 and 2016, respectively. The declines in ROA and ROI were primarily due to our decrease in operating income over these periods.
We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year or trailing 12 months divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets, plus average accumulated depreciation and average accumulated amortization, less average accounts payable and average accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year or trailing 12 months multiplied by a factor of eight. When we have discontinued operations, we exclude the impact of the discontinued operations.
Our calculation of ROI is considered a non-GAAP financial measure because we calculate ROI using financial measures that exclude and include amounts that are included and excluded in the most directly comparable financial measure calculated and presented in accordance with GAAP. For example, we exclude the impact of depreciation and amortization from our reported operating income in calculating the numerator of our calculation of ROI. In addition, we include a factor of eight for rent expense that estimates the hypothetical capitalization of our operating leases. As mentioned above, we consider ROA to be the financial measure computed in accordance with GAAP that is the most directly comparable financial measure to our calculation of ROI. ROI differs from ROA (which is consolidated net income for the period divided by average total assets for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital. Because of the adjustments mentioned above, we believe ROI more accurately measures how we are deploying our key assets and is more meaningful to investors than ROA.
Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate our ROI may differ from the methods used by other companies to calculate their ROI.

The calculation of ROA and ROI, along with a reconciliation of ROI to the calculation of ROA, the most comparable GAAP financial measure, is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016
CALCULATION OF RETURN ON ASSETS
Numerator
Income from continuing operations	$14,293	$15,080
Denominator
Average total assets of continuing operations(1)	$199,203	$201,536
Return on assets (ROA)	7.2%	7.5%

CALCULATION OF RETURN ON INVESTMENT
Numerator
Operating income	$22,764	$24,105
+ Interest income	100	81
+ Depreciation and amortization	10,080	9,454
+ Rent	2,612	2,532
= Adjusted operating income	$35,556	$36,172

Denominator
Average total assets of continuing operations(1)	$199,203	$201,536
+ Average accumulated depreciation and amortization(1)	74,245	68,759
- Average accounts payable(1)	39,960	38,449
- Average accrued liabilities(1)	20,131	19,380
+ Rent x 8	20,896	20,256
= Average invested capital	$234,253	$232,722
Return on investment (ROI)	15.2%	15.5%

	As of January 31,
	2017	2016	2015
Certain Balance Sheet Data
Total assets of continuing operations	$198,825	$199,581	$203,490
Accumulated depreciation and amortization	76,951	71,538	65,979
Accounts payable	41,433	38,487	38,410
Accrued liabilities	20,654	19,607	19,152

(1) The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

Free Cash Flow
Free cash flow is considered a non-GAAP financial measure. Management believes, however, that free cash flow, which measures our ability to generate additional cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity. See Liquidity and Capital Resources for discussions of GAAP metrics including net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities.
We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We had net cash provided by operating activities of $31.5 billion, $27.4 billion and $28.6 billion for fiscal 2017, 2016 and 2015, respectively. We generated free cash flow of $20.9 billion, $15.9 billion and $16.4 billion for fiscal 2017, 2016 and 2015, respectively. The increase in net cash provided by operating activities and free cash flow in fiscal 2017 from fiscal 2016 was primarily due to improved working capital management. Additionally, we benefited from the application of new tax regulations related to the accelerated deduction of remodels and related expenses. The decrease in net cash provided by operating activities and free cash flow in fiscal 2016 from fiscal 2015 was primarily due to lower income from continuing operations, partially offset by lower capital spending and improved working capital management.
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

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Net cash provided by operating activities	$31,530	$27,389	$28,564
Payments for property and equipment	(10,619)	(11,477)	(12,174)
Free cash flow	$20,911	$15,912	$16,390

Net cash used in investing activities(1)	$(13,987)	$(10,675)	$(11,125)
Net cash used in financing activities	(18,929)	(16,122)	(15,071)
(1) "Net cash used in investing activities" includes payments for property and equipment, which is also included in our computation of free cash flow.

Results of Operations
Consolidated Results of Operations

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2017	2016	2015
Total revenues	$485,873	$482,130	$485,651
Percentage change from comparable period	0.8%	(0.7)%	2.0%
Net sales	$481,317	$478,614	$482,229
Percentage change from comparable period	0.6%	(0.7)%	1.9%
Total U.S. calendar comparable store and club sales increase (decrease)	1.4%	0.3%	0.5%
Gross profit rate	24.9%	24.6%	24.3%
Operating income	$22,764	$24,105	$27,147
Operating income as a percentage of net sales	4.7%	5.0%	5.6%
Income from continuing operations	$14,293	$15,080	$16,814
Unit counts at period end	11,695	11,528	11,453
Retail square feet at period end	1,164	1,149	1,135
Our total revenues, which are mostly comprised of net sales, but also include membership and other income, increased $3.7 billion or 0.8% for fiscal 2017 and decreased $3.5 billion or 0.7% for fiscal 2016 when compared to the previous fiscal year. Net sales increased $2.7 billion or 0.6% for fiscal 2017 and decreased $3.6 billion or 0.7% for fiscal 2016 when compared to the previous fiscal year. For fiscal 2017, net sales were positively impacted by overall positive comparable sales and e-commerce sales and the 1.3% year-over-year growth in consolidated retail square feet. The positive effect of such factors on our consolidated net sales for fiscal 2017 was partially offset by a negative impact of $11.0 billion or 2.3% as a result of fluctuations in currency exchange rates and a $0.4 billion decrease in fuel sales from lower fuel prices at the Sam's Club segment. For fiscal 2016, net sales were negatively impacted by $17.1 billion or 3.5% as a result of fluctuations in currency exchange rates and a $1.9 billion decrease in fuel sales from lower fuel prices at the Sam's Club segment. The negative effect of such factors on our consolidated net sales was partially offset by the 1.3% year-over-year growth in retail square feet, positive comparable sales in the Walmart U.S. segment and higher e-commerce sales across the Company.
Gross profit rate increased 36 and 29 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the increase in gross profit rate was primarily due to improved margin in food and consumables, including the impact of savings in procuring merchandise and lower transportation expense from lower fuel costs in the Walmart U.S. segment. Additionally, improvement in certain markets' inventory management and cost analytics programs in the Walmart International segment also positively impacted our gross profit rate for fiscal 2017. For fiscal 2016, the increase in gross profit rate was primarily due to improved margins in food, general merchandise, and consumables in the Walmart U.S. segment. Changes in the merchandise mix in the Walmart International segment and a reduction in low margin fuel sales in the Sam's Club segment also positively impacted our fiscal 2016 gross profit rate, while pharmacy reimbursement pressure at the Walmart U.S. segment negatively impacted our fiscal 2016 gross profit rate.
Operating expenses as a percentage of net sales increased 88 and 91 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the increase in operating expenses as a percentage of net sales was primarily due to an increase in wage expense at the Walmart U.S. and Sam's Club segments resulting from the continued investment in associate wage structure; a $370 million charge related to discontinued domestic real estate projects and severance; and our continued investments in digital retail and information technology. The increase in operating expenses as a percentage of net sales for fiscal 2017 was partially offset by the impact of store closures in the fourth quarter of fiscal 2016. For fiscal 2016, the increase in operating expenses as a percentage of net sales was due to an increase in wage expense at the Walmart U.S. segment due to the new associate wage structure and increased associate hours to improve the overall customer experience, the approximately $0.9 billion charge for the store closures announced in January 2016 and our investments in digital retail and information technology.
Membership and other income increased $1.0 billion for fiscal 2017 and was relatively flat for fiscal 2016, respectively, when compared to the same periods in the previous fiscal year. For fiscal 2017, the increase in membership and other income was primarily due the recognition of a $535 million gain in the second quarter of fiscal 2017 from the sale of certain assets relating to Yihaodian, our e-commerce operations in China, including the Yihaodian brand, website and application, to JD, and a $194 million gain from the sale of shopping malls in Chile.
Our effective income tax rate was 30.3% for both fiscal 2017 and 2016, and 32.2% for fiscal 2015, respectively. Our effective tax rate fluctuates from period to period and may be impacted by a number of factors, including changes in our assessment of certain tax contingencies, valuation allowances, changes in laws, outcomes of administrative audits, the impacts of discrete items and the mix of earnings among our U.S. and international operations. The reconciliation from the U.S. statutory rate to the effective income tax rates for fiscal 2017, 2016 and 2015 is presented in Note 9 in the "Notes to Consolidated Financial Statements."

As a result of the factors discussed above, we reported $14.3 billion, $15.1 billion and $16.8 billion of consolidated income from continuing operations for fiscal 2017, 2016 and 2015, respectively; a decrease of $0.8 billion and $1.7 billion for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. Diluted income per common share from continuing operations attributable to Walmart was $4.38, $4.57 and $4.99 for fiscal 2017, 2016 and 2015, respectively.

Walmart U.S. Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2017	2016	2015
Net sales	$307,833	$298,378	$288,049
Percentage change from comparable period	3.2%	3.6%	3.1%
Calendar comparable store sales increase	1.6%	1.0%	0.6%
Operating income	$17,745	$19,087	$21,336
Operating income as a percentage of net sales	5.8%	6.4%	7.4%
Unit counts at period end	4,672	4,574	4,516
Retail square feet at period end	699	690	680
Net sales for the Walmart U.S. segment increased $9.5 billion or 3.2% and $10.3 billion or 3.6% for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. The increases in net sales were primarily due to increases in comparable store sales of 1.6% and 1.0% for fiscal 2017 and 2016, respectively, driven primarily by positive customer traffic, as well as year-over-year growth in retail square feet of 1.4% for both fiscal 2017 and 2016. Additionally, e-commerce sales contributed 0.4% and 0.2% to comparable store sales for fiscal 2017 and 2016, respectively.
Gross profit rate increased 24 and 12 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the increase in gross profit rate was primarily due to improved margin in food and consumables, including the impact of savings in procuring merchandise and lower transportation expense from lower fuel costs. For fiscal 2016, the increase in gross profit rate was primarily due to improved margin in food, general merchandise and consumables, partially offset by pharmacy reimbursement pressure.
Operating expenses as a percentage of segment net sales increased 101 and 113 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the increase was primarily driven by an increase in wage expense due to the continued investment in the associate wage structure; a $249 million charge related to discontinued real estate projects; and our continued investments in digital retail and information technology. The increase in operating expenses as a percentage of segment net sales for fiscal 2017 was partially offset by the impact of store closures in the fourth quarter of fiscal 2016. For fiscal 2016, the increase was primarily driven by an increase in wage expense due to the new associate wage structure and increased associate hours. Enhancements to the customer-facing areas of the store to improve the overall customer experience drove the increase in associate hours as well as increased maintenance expenses. In addition, the $670 million charge to operating expenses for the closures of 150 stores announced in January 2016, an increase in store associate incentive expense and our investments in digital retail and information technology contributed to the fiscal 2016 increase in operating expenses as a percentage of segment net sales.
As a result of the factors discussed above, segment operating income was $17.7 billion, $19.1 billion and $21.3 billion during fiscal 2017, 2016 and 2015, respectively.

Walmart International Segment

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2017	2016	2015
Net sales	$116,119	$123,408	$136,160
Percentage change from comparable period	(5.9)%	(9.4)%	(0.3)%
Operating income	$5,758	$5,346	$6,171
Operating income as a percentage of net sales	5.0%	4.3%	4.5%
Unit counts at period end	6,363	6,299	6,290
Retail square feet at period end	377	372	368
Net sales for the Walmart International segment decreased $7.3 billion or 5.9% and $12.8 billion or 9.4% for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the decrease in net sales was due to the $11.0 billion of negative impact from fluctuations in currency exchange rates. Additionally, net sales for fiscal 2017 were impacted by positive comparable store sales in all of our markets, except in the United Kingdom, and year-over-year growth in retail square feet of 1.2%. For fiscal 2016, the decrease in net sales was due to the $17.1 billion of negative impact from fluctuations in currency exchange rates. Additionally, net sales for fiscal 2016 were impacted by year-over-year growth in retail square feet of 1.2% and positive comparable sales in Mexico and Canada, partially offset by negative comparable sales in the U.K. and China.
Gross profit rate increased 46 and 23 basis points for fiscal 2017 and 2016, respectively, when compared to the same periods in the previous fiscal year. For fiscal 2017, the increase in gross profit rate was primarily due to improvement in certain markets' inventory management and cost analytics programs. For fiscal 2016, the increase in gross profit rate was primarily due to changes in the merchandise mix in certain markets.
Operating expenses as a percentage of segment net sales increased 58 and 44 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. The increase in operating expenses as a percentage of segment net sales for fiscal 2017 was primarily due to declining sales on relatively flat fixed costs in the United Kingdom as well as adjustments to useful lives of certain assets and impairment charges in certain markets. The increase in operating expenses as a percentage of segment net sales for fiscal 2016 was primarily driven by the approximately $150 million charge for the announced closure of 115 underperforming stores in Brazil and other Latin American markets in January 2016, increased employment claim contingencies and higher utility rates in Brazil and investments in digital retail and information technology.
Membership and other income increased $0.8 billion for fiscal 2017 and was relatively flat for fiscal 2016 when compared to the previous fiscal year. For fiscal 2017, the increase in membership and other income was primarily due the recognition of a $535 million gain in the second quarter of fiscal 2017 from the sale of certain assets relating to Yihaodian, our e-commerce operations in China, including the Yihaodian brand, website and application, to JD, and a $194 million gain from the sale of shopping malls in Chile.
As a result of the factors discussed above, segment operating income was $5.8 billion, $5.3 billion and $6.2 billion for fiscal 2017, 2016 and 2015, respectively. Fluctuations in currency exchange rates negatively impacted operating income by $642 million, $765 million and $225 million in fiscal 2017, 2016 and 2015, respectively.

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

	Fiscal Years Ended January 31,
(Amounts in millions, except unit counts)	2017	2016	2015
Including Fuel
Net sales	$57,365	$56,828	$58,020
Percentage change from comparable period	0.9%	(2.1)%	1.5%
Calendar comparable club sales increase (decrease)	0.5%	(3.2)%	0.0%
Operating income	$1,671	$1,820	$1,976
Operating income as a percentage of net sales	2.9%	3.2%	3.4%
Unit counts at period end	660	655	647
Retail square feet at period end	88	88	87

Excluding Fuel
Net sales	$53,289	$52,330	$51,630
Percentage change from comparable period	1.8%	1.4%	2.1%
Operating income	$1,619	$1,746	$1,854
Operating income as a percentage of net sales	3.0%	3.3%	3.6%
Net sales for the Sam's Club segment increased $0.5 billion or 0.9% for fiscal 2017 and decreased $1.2 billion or 2.1% for fiscal 2016 when compared to the previous fiscal year. The fiscal 2017 increase in net sales was primarily due to an increase in comparable club sales without fuel driven by higher e-commerce sales, and a year-over-year increase in retail square feet of 0.9%, partially offset by a decrease of $0.4 billion in fuel sales primarily from lower fuel prices. The fiscal 2016 decrease in net sales was primarily due to declines in comparable club sales, which were driven by a decrease of $1.9 billion in fuel sales that resulted primarily from lower fuel prices. The decrease in net sales was partially offset by year-over-year growth in retail square feet of 1.2% and higher e-commerce sales at samsclub.com.
Gross profit rate increased 39 and 30 basis points for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the increase was primarily due to margin rate improvement in home and apparel, health and wellness, and grocery, partially offset by changes in merchandise mix and the growth of the Cash Rewards program. For fiscal 2016, the increase was primarily due to the reduction in low margin fuel sales and lower merchandise acquisition costs, partially offset by the segment's continued investment in the Cash Rewards program.
Membership and other income decreased 6.5% for fiscal 2017 and increased 5.3% for fiscal 2016, respectively, when compared to the previous fiscal year. For fiscal 2017, the decrease was primarily due to a reduction in other income partially offset by an increase of 2.3% in membership income as a result of increased Plus Member renewals. For fiscal 2016, the increase was primarily the result of increased membership upgrades and Plus Member renewals.
Operating expenses as a percentage of segment net sales increased 49 and 67 basis points for fiscal 2017 and 2016 when compared to the previous fiscal year. For fiscal 2017, the increase in operating expenses as a percentage of segment net sales was primarily due to an increase in wage, benefit and incentive expenses from the continued investment in the associate wage structure; our continued investments in digital retail and information technology; and an increase in advertising expense. For fiscal 2016, the increase in operating expenses as a percentage of segment net sales was primarily due to lower fuel sales, an increase in wage expense due to the new associate wage structure, our investments in new clubs, digital retail and information technology, and the approximately $60 million charge for club closures announced in January 2016.
As a result of the factors discussed above, segment operating income was $1.7 billion, $1.8 billion and $2.0 billion for fiscal 2017, 2016 and 2015, respectively.

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
Net Cash Provided by Operating Activities

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Net cash provided by operating activities	$31,530	$27,389	$28,564
Net cash provided by operating activities was $31.5 billion, $27.4 billion and $28.6 billion for fiscal 2017, 2016 and 2015, respectively. The increase in net cash provided by operating activities for fiscal 2017, when compared to the previous fiscal year, was primarily due to improved working capital management. Additionally, we benefited from the application of new tax regulations related to the accelerated deduction of remodels and related expenses. The decrease in net cash provided by operating activities for fiscal 2016, when compared to the previous fiscal year, was primarily due to lower income from continuing operations, partially offset by improved working capital management.
Cash Equivalents and Working Capital
Cash and cash equivalents were $6.9 billion and $8.7 billion at January 31, 2017 and 2016, respectively. Our working capital deficit was $9.2 billion and $4.4 billion at January 31, 2017 and 2016, respectively. The increase in our working capital deficit reflects the Company's leverage achieved through savings from procuring merchandise and improved inventory management. We generally operate with a working capital deficit due to our efficient use of cash in funding operations, consistent access to the capital markets and in providing returns to our shareholders in the form of payments of cash dividends and share repurchases.
We use intercompany financing arrangements in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. We do not believe it will be necessary to repatriate earnings held outside of the U.S. and anticipate our domestic liquidity needs will be met through cash flows provided by domestic operating activities, supplemented with long-term debt and short-term borrowings. Accordingly, we intend, with only certain exceptions, to continue to indefinitely reinvest our earnings held outside of the U.S. in our foreign operations. When the income earned, either from operations or through intercompany financing arrangements, and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, we realize an effective tax rate benefit. If our intentions with respect to reinvestment were to change, most of the amounts held within our foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. Although there can be no assurance of the impact on the Company of potential federal tax reform in the U.S., we do not expect current local laws, other existing limitations or potential taxes on anticipated future repatriations of cash amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.
As of January 31, 2017 and 2016, cash and cash equivalents of $1.0 billion and $1.1 billion, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions.
Net Cash Used in Investing Activities

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Net cash used in investing activities	$(13,987)	$(10,675)	$(11,125)
Net cash used in investing activities was $14.0 billion, $10.7 billion and $11.1 billion for fiscal 2017, 2016 and 2015, respectively, and generally consisted of payments to add stores and clubs, remodel existing stores and clubs, expand our digital retail capabilities and invest in other companies and technologies. For fiscal 2017, we opened 292 new stores and clubs. Net cash used in investing activities increased $3.3 billion for fiscal 2017, when compared to the previous fiscal year, primarily due to our acquisition of jet.com and investment in JD, partially offset by $0.7 billion in cash received from the sales of shopping malls in Chile. Refer to Note 13 to our Consolidated Financial Statements for further details on our acquisition of jet.com and investment in JD. For fiscal 2016, net cash used in investing activities decreased $0.5 billion when compared to the previous fiscal year, primarily due to lower capital expenditures. The following table provides additional capital expenditure detail:

(Amounts in millions)	Allocation of Capital Expenditures Fiscal Years Ending January 31,
Capital Expenditures	2017	2016
New stores and clubs, including expansions and relocations	$2,171	$3,194
Information systems, distribution, digital retail and other	4,162	3,963
Remodels	1,589	1,390
Total U.S.	7,922	8,547
Walmart International	2,697	2,930
Total capital expenditures	$10,619	$11,477
We continued to focus on seamlessly integrating the digital and physical shopping experience for our customers and expanding in digital retail in each of our segments during fiscal 2017. Our fiscal 2017 accomplishments in this area include continuing to roll out our new web platform in the U.S. and open new e-commerce dedicated fulfillment centers, as well as growing "Online Grocery" to over 600 pickup locations in over 100 U.S. markets.
Growth Activities
For the fiscal year ended January 31, 2018 ("fiscal 2018"), we plan to add between 249 and 279 new stores and clubs, which reflects a slowing of new store openings in the U.S. compared to recent fiscal years while increasing investments in e-commerce, technology, store remodels and other customer initiatives. We anticipate financing these growth activities through cash flows provided by operating activities and future debt financings.
The following table provides our projected fiscal 2018 capital expenditures by segment, and includes our anticipated digital retail expenditures. The amounts in the table do not include capital expenditures or growth in retail square feet from any pending or future acquisitions.

(Amounts in billions)	Approximate Fiscal 2018 Projected Capital Expenditures
Walmart U.S.	$6.1
Walmart International	3.0
Sam's Club	0.7
Corporate and support	1.2
Total	$11.0
Net Cash Used in Financing Activities

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Net cash used in financing activities	$(18,929)	$(16,122)	$(15,071)
Net cash flows used in financing activities generally consist of transactions related to our short-term and long-term debt, financing obligations, dividends paid and the repurchase of Company stock. Transactions with noncontrolling interest shareholders are also classified as cash flows from financing activities. Net cash used in financing activities increased $2.8 billion and $1.1 billion for fiscal 2017 and 2016, respectively, when compared to the same period in the previous fiscal year.
Short-term Borrowings
Net cash flows provided by short-term borrowings decreased $1.7 billion and increased $1.2 billion in fiscal 2017 and 2016, respectively, when compared to the balance at the end of the previous fiscal year. We generally utilize the liquidity provided by short-term borrowings to provide funding for our operations, dividend payments, share repurchases, capital expenditures and other cash requirements. For fiscal 2017, the decrease in net cash flows provided by short-term borrowings was due to improved cash flows from operations driven by working capital improvements and changes to tax regulations. For fiscal 2016, the increase in net cash flows provided by short-term borrowings partially offset a larger $2.0 billion decrease in long-term debt due within one year.
The following table includes additional information related to the Company's short-term borrowings for fiscal 2017, 2016 and 2015:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Maximum amount outstanding at any month-end	$9,493	$10,551	$11,581
Average daily short-term borrowings	5,691	4,536	7,009
Annual weighted-average interest rate	1.8%	1.5%	0.5%
In addition to our short-term borrowings, we also have various undrawn committed lines of credit that provide $12.5 billion of additional liquidity, if needed.
Long-term Debt
The following table provides the changes in our long-term debt for fiscal 2017:

(Amounts in millions)	Long-term debt due within one year	Long-term debt	Total
Balances as of February 1, 2016	$2,745	$38,214	$40,959
Proceeds from issuance of long-term debt	—	137	137
Payments of long-term debt	(2,055)	—	(2,055)
Reclassifications of long-term debt	1,500	(1,500)	—
Other	66	(836)	(770)
Balances as of January 31, 2017	$2,256	$36,015	$38,271
Our total outstanding long-term debt balance decreased $2.7 billion for fiscal 2017, primarily due to maturities of existing long-term debt.
Dividends
Our total dividend payments were $6.2 billion, $6.3 billion and $6.2 billion for fiscal 2017, 2016 and 2015, respectively. On February 21, 2017, the Board of Directors approved the fiscal 2018 annual dividend of $2.04 per share, an increase over the fiscal 2017 annual dividend of $2.00 per share. For fiscal 2018, the annual dividend will be paid in four quarterly installments of $0.51 per share, according to the following record and payable dates:

Record Date	Payable Date
March 10, 2017	April 3, 2017
May 12, 2017	June 5, 2017
August 11, 2017	September 5, 2017
December 8, 2017	January 2, 2018
Company Share Repurchase Program
From time to time, we repurchase shares of our common stock under share repurchase programs authorized by the Company's Board of Directors. The current $20.0 billion share repurchase program has no expiration date or other restrictions limiting the period over which we can make share repurchases. At January 31, 2017, authorization for $9.2 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status. The Company intends to utilize the current share repurchase authorization through the fiscal year ending January 31, 2018.
We regularly review share repurchase activity and consider several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings, our results of operations and the market price of our common stock. We anticipate that a significant majority of the ongoing share repurchase program will be funded through the Company's free cash flows. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total amount paid for share repurchases for fiscal 2017, 2016 and 2015:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2017	2016	2015
Total number of shares repurchased	119.9	62.4	13.4
Average price paid per share	$69.18	$65.90	$75.82
Total amount paid for share repurchases	$8,298	$4,112	$1,015

Share repurchases increased $4.2 billion and $3.1 billion for fiscal 2017 and 2016, respectively, when compared to the previous fiscal year.
Significant Transactions with Noncontrolling Interests
In fiscal 2016, as described in Note 13 to our Consolidated Financial Statements, we completed the purchase of all of the remaining noncontrolling interest in Yihaodian, our e-commerce operations in China, for approximately $760 million, using existing cash to complete this transaction. Additionally, during fiscal 2015, we completed the purchase of substantially all of the remaining noncontrolling interest in Walmart Chile for approximately $1.5 billion, using existing cash to complete this transaction.
Capital Resources
We believe cash flows from continuing operations, our current cash position and access to capital markets will continue to be sufficient to meet our anticipated operating cash needs, which include funding seasonal buildups in merchandise inventories and funding our capital expenditures, dividend payments and share repurchases.
We have strong commercial paper and long-term debt ratings that have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in capital markets. At January 31, 2017, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

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

Contractual Obligations and Other Commercial Commitments
The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments as of January 31, 2017:

		Payments Due During Fiscal Years Ending January 31,
(Amounts in millions)	Total	2018	2019-2020	2021-2022	Thereafter
Recorded contractual obligations:
Long-term debt(1)	$38,271	$2,256	$4,039	$4,394	$27,582
Short-term borrowings	1,099	1,099	—	—	—
Capital lease and financing obligations(2)	8,909	894	1,624	1,395	4,996
Unrecorded contractual obligations:
Non-cancelable operating leases(3)	18,139	2,270	3,466	2,866	9,537
Estimated interest on long-term debt	28,373	1,749	3,250	2,987	20,387
Trade and stand-by letters of credit	3,582	3,582	—	—	—
Purchase obligations	19,622	9,048	8,324	1,032	1,218
Total commercial commitments	$117,995	$20,898	$20,703	$12,674	$63,720

(1)	"Long-term debt" includes the fair value of our derivatives classified as fair value hedges.

(2)
"Capital lease and financing obligations" includes executory costs and imputed interest related to capital lease and financing obligations that are not yet recorded. Refer to Note 11 in the "Notes to Consolidated Financial Statements" for more information.

(3)	Represents minimum contractual obligation for non-cancelable leases with initial or remaining terms greater than 12 months as of January 31, 2017.
Additionally, the Company has $12.5 billion in undrawn committed lines of credit which, if drawn upon, would be included in the current liabilities section of the Company's Consolidated Balance Sheets.
Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2017, and assumes interest rates remain at current levels for our variable rate debt.
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
In addition to the amounts shown in the table above, $1.1 billion of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment, if any, associated with these liabilities is uncertain. Refer to Note 9 in the "Notes to Consolidated Financial Statements" for additional discussion of unrecognized tax benefits.
Off Balance Sheet Arrangements
As of January 31, 2017, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

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
Interest Rate Risk
We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt issuances. We hedge a portion of our interest rate risk by managing the mix of fixed and variable rate debt and by entering into interest rate swaps. For fiscal 2017, the net fair value of our interest rate swaps decreased approximately $177 million primarily due to fluctuations in market interest rates.
The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2017.

	Expected Maturity Date
(Amounts in millions)	Fiscal 2018	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022	Thereafter	Total
Liabilities
Short-term borrowings:
Variable rate	$1,099	$—	$—	$—	$—	$—	$1,099
Weighted-average interest rate	6.2%	—%	—%	—%	—%	—%	6.2%
Long-term debt(1):
Fixed rate	$1,523	$3,497	$542	$3,311	$1,083	$27,582	$37,538
Weighted-average interest rate	4.1%	3.1%	4.8%	3.4%	4.9%	5.1%	4.7%
Variable rate	$733	$—	$—	$—	$—	$—	$733
Weighted-average interest rate	5.0%	—%	—%	—%	—%	—%	5.0%
Interest rate derivatives
Interest rate swaps:
Fixed to variable	$—	$—	$—	$1,500	$250	$3,250	$5,000
Weighted-average pay rate	—%	—%	—%	2.4%	3.2%	1.8%	2.0%
Weighted-average receive rate	—%	—%	—%	3.3%	4.3%	2.9%	3.1%

(1)	The long-term debt amounts in the table exclude the Company's derivatives classified as fair value hedges.
As of January 31, 2017, our variable rate borrowings, including the effect of our commercial paper and interest rate swaps, represented 17% of our total short-term and long-term debt. Based on January 31, 2017 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $63 million.

Foreign Currency Risk
We are exposed to fluctuations in foreign currency exchange rates as a result of our net investments and operations in countries other than the U.S. For fiscal 2017, movements in currency exchange rates and the related impact on the translation of the balance sheets of the Company's subsidiaries in the United Kingdom and Mexico were the primary cause of the $2.7 billion loss in the currency translation and other category of accumulated other comprehensive loss. We hedge a portion of our foreign currency risk by entering into currency swaps and designating certain foreign-currency-denominated long-term debt as net investment hedges.
We hold currency swaps to hedge the currency exchange component of our net investments and also to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps was in a liability position of $147 million and $290 million at January 31, 2017 and 2016, respectively. The change in the fair value of these swaps was due to fluctuations in currency exchange rates, primarily the strengthening of the U.S. dollar relative to other currencies in fiscal 2017. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate at January 31, 2017 would have resulted in a loss or gain in the value of the swaps of $521 million. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2017 would have resulted in a loss or gain in value of the swaps of $11 million.
In addition to currency swaps, we have designated foreign-currency-denominated long-term debt as nonderivative hedges of net investments of certain of our foreign operations. At January 31, 2017 and 2016, we had £2.5 billion of outstanding long-term debt designated as a hedge of our net investment in the United Kingdom. At January 31, 2017, a hypothetical 10% increase or decrease in the value of the U.S. dollar relative to the British pound would have resulted in a gain or loss in the value of the debt of $284 million. In addition, we had outstanding long-term debt of ¥10 billion at January 31, 2017 and 2016, that was designated as a hedge of our net investment in Japan. At January 31, 2017, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $8 million.
In certain countries, we also enter into immaterial foreign currency forward contracts to hedge the purchase and payment of purchase commitments denominated in non-functional currencies.
Other Matters
We discuss our existing FCPA investigation and related matters in the Annual Report on Form 10-K for fiscal 2017, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and under the sub-caption "Legal Proceedings" in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," and appears elsewhere herein. We also discuss various legal proceedings related to the FCPA investigation in Item 3 of the Form 10-K under the caption "Part I, Item 3. Legal Proceedings," under the sub-caption "II. Certain Other Proceedings." We discuss the "equal value" claims against our United Kingdom subsidiary, ASDA Stores, Ltd., in the Annual Report on Form 10-K for fiscal 2017, including certain risks arising therefrom, in Part I, Item 1A of the Form 10-K under the caption "Risk Factors" and under the sub-caption "Legal Proceedings" in Note 10 to our Consolidated Financial Statements, which is captioned "Contingencies," and appears elsewhere herein.

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
Inventories
We value inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's inventories. The inventory at the Walmart International segment is valued primarily by the retail inventory method of accounting, using the first-in, first-out ("FIFO") method. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are immediately recorded as a reduction of the retail value of inventory. The inventory at the Sam's Club segment is valued using the LIFO method.
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
When necessary, we record a LIFO provision for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2017 and 2016, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
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

•	investments we will make and how certain of those investments are expected to be financed;

•	the number of new stores and clubs we plan to add in the U.S. and in our foreign markets;

•	our plans to increase investments in e-commerce, technology, store remodels and other customer initiatives;

•	volatility in currency exchange rates and fuel prices affecting our or one of our segments' results of operations;

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
The forward-looking statements described above are identified by the use in such statements of words or phrases such as "aim," "anticipate," "could be," "could increase," "estimated," "expansion," "expect," "expected to be," "focus," "goal," "grow," "intend," "invest," "is expected," "may continue," "may fluctuate," "may grow," "may impact," "may result," "objective," "plan," "priority," "project," "strategy," "to be," "to win," "we'll," "we will," "will add," "will allow," "will be," "will benefit," "will continue," "will decrease," "will have," "will impact," "will include," "will increase," "will open," "will remain," "will result," "will strengthen," "will win," "would be," "would decrease" and "would increase," variations of such words and phrases and other words or phrases of similar import.

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
Economic Factors

•	economic, geo-political, capital markets and business conditions, trends and events around the world and in the markets in which Walmart operates;

•	currency exchange rate fluctuations;

•	changes in market rates of interest;

•	changes in market levels of wages;

•	changes in the size of various markets, including e-commerce markets;

•	unemployment levels;

•	inflation or deflation, generally and in certain product categories;

•	transportation, energy and utility costs;

•	commodity prices, including the prices of oil and natural gas;

•	consumer confidence, disposable income, credit availability, spending levels, shopping patterns, debt levels, and demand for certain merchandise;

•	trends in consumer shopping habits around the world and in the markets in which Walmart operates;

•	new methods for delivery of merchandise purchased to customers;

•	consumer enrollment in health and drug insurance programs and such programs' reimbursement rates and drug formularies; and

•	initiatives of competitors, competitors' entry into and expansion in Walmart's markets, and competitive pressures;
Operating Factors

•	the amount of Walmart's net sales and operating expenses denominated in U.S. dollar and various foreign currencies;

•	the financial performance of Walmart and each of its segments, including the amounts of Walmart's cash flow during various periods;

•	Walmart's need to repatriate earnings held outside of the U.S.;

•	customer traffic and average ticket in Walmart's stores and clubs and on its e-commerce websites;

•	the mix of merchandise Walmart sells;

•	the availability of goods from suppliers and the cost of goods acquired from suppliers;

•	the effectiveness of the implementation and operation of Walmart's strategies, plans, programs and initiatives;

•	Walmart's ability to successfully integrate acquired businesses, including Jet.com, Inc.;

•	the amount of shrinkage Walmart experiences;

•	consumer acceptance of and response to Walmart's stores and clubs, e-commerce websites, mobile apps, programs and merchandise offerings, including the Walmart U.S. segment's Grocery Pickup program;

•	Walmart's gross profit margins, including pharmacy margins and margins of other product categories;

•	the selling prices of gasoline and diesel fuel;

•	disruption of seasonal buying patterns in Walmart's markets;

•	Walmart's expenditures for FCPA and other compliance-related matters;

•	disruptions in Walmart's supply chain;

•	cybersecurity events affecting Walmart and related costs and impact of any disruption in business;

•	Walmart's labor costs, including healthcare and other benefit costs;

•	Walmart's casualty and accident-related costs and insurance costs;

•	the size of and turnover in Walmart's workforce and the number of associates at various pay levels within that workforce;

•	unexpected changes in Walmart's objectives and plans;

•	the availability of necessary personnel to staff Walmart's stores, clubs and other facilities;

•	the availability of skilled labor in areas in which new units are to be constructed or existing units are to be relocated, expanded or remodeled;

•	delays in the opening of new, expanded or relocated units;

•
developments in, and the outcome of, legal and regulatory proceedings and investigations to which Walmart is a party or is subject, and the liabilities, obligations and expenses, if any, that Walmart may incur in connection therewith;

•	changes in the credit ratings assigned to Walmart's commercial paper and debt securities by credit rating agencies;

•	Walmart's effective tax rate; and

•	unanticipated changes in accounting judgments and estimates;

Regulatory and Other Factors

•	changes in existing tax, labor and other laws and changes in tax rates, including the enactment of laws and the adoption and interpretation of administrative rules and regulations;

•	governmental policies, programs, initiatives and actions in the markets in which Walmart operates and elsewhere;

•	the possibility of imposition of new taxes on imports and new tariffs and trade restrictions and changes in existing tariff rates and trade restrictions;

•	changes in currency control laws;

•	the level of public assistance payments;

•	the timing of federal income tax refunds;

•	natural disasters, public health emergencies, civil disturbances, and terrorist attacks; and

•	changes in generally accepted accounting principles in the United States.
We typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of seasonal buying patterns, which patterns are difficult to forecast with certainty and can be affected by many factors.
Other Risk Factors; No Duty to Update
We discuss certain of these factors more fully, as well as certain other risk factors that may affect the results and other matters discussed in the forward-looking statements identified above, in our filings with the Securities and Exchange Commission (the "SEC"), including in our Annual Report on Form 10-K under the heading "Item 1A. Risk Factors." We filed our Annual Report on Form 10-K for the fiscal year ended January 31, 2017, with the SEC on March 31, 2017. The forward-looking statements described above are made based on knowledge of our business and our operating environment and assumptions we believed to be reasonable when such forward-looking statements were made. As a consequence of the risks, factors and uncertainties we discuss above, and in the Annual Report on Form 10-K and other reports we may file with the SEC, other risks not known to us at this time, changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from those results discussed in or implied or contemplated by such forward-looking statements.
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

Wal-Mart Stores, Inc.
Consolidated Statements of Income

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2017	2016	2015
Revenues:
Net sales	$481,317	$478,614	$482,229
Membership and other income	4,556	3,516	3,422
Total revenues	485,873	482,130	485,651
Costs and expenses:
Cost of sales	361,256	360,984	365,086
Operating, selling, general and administrative expenses	101,853	97,041	93,418
Operating income	22,764	24,105	27,147
Interest:
Debt	2,044	2,027	2,161
Capital lease and financing obligations	323	521	300
Interest income	(100)	(81)	(113)
Interest, net	2,267	2,467	2,348
Income from continuing operations before income taxes	20,497	21,638	24,799
Provision for income taxes	6,204	6,558	7,985
Income from continuing operations	14,293	15,080	16,814
Income from discontinued operations, net of income taxes	—	—	285
Consolidated net income	14,293	15,080	17,099
Consolidated net income attributable to noncontrolling interest	(650)	(386)	(736)
Consolidated net income attributable to Walmart	$13,643	$14,694	$16,363

Basic net income per common share:
Basic income per common share from continuing operations attributable to Walmart	$4.40	$4.58	$5.01
Basic income per common share from discontinued operations attributable to Walmart	—	—	0.06
Basic net income per common share attributable to Walmart	$4.40	$4.58	$5.07

Diluted net income per common share:
Diluted income per common share from continuing operations attributable to Walmart	$4.38	$4.57	$4.99
Diluted income per common share from discontinued operations attributable to Walmart	—	—	0.06
Diluted net income per common share attributable to Walmart	$4.38	$4.57	$5.05

Weighted-average common shares outstanding:
Basic	3,101	3,207	3,230
Diluted	3,112	3,217	3,243

Dividends declared per common share	$2.00	$1.96	$1.92
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Comprehensive Income

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Consolidated net income	$14,293	$15,080	$17,099
Less consolidated net income attributable to nonredeemable noncontrolling interest	(650)	(386)	(736)
Consolidated net income attributable to Walmart	13,643	14,694	16,363

Other comprehensive income (loss), net of income taxes
Currency translation and other	(2,882)	(5,220)	(4,558)
Net investment hedges	413	366	379
Cash flow hedges	21	(202)	(470)
Minimum pension liability	(397)	86	(69)
Other comprehensive income (loss), net of income taxes	(2,845)	(4,970)	(4,718)
Less other comprehensive income (loss) attributable to nonredeemable noncontrolling interest	210	541	546
Other comprehensive income (loss) attributable to Walmart	(2,635)	(4,429)	(4,172)

Comprehensive income, net of income taxes	11,448	10,110	12,381
Less comprehensive income (loss) attributable to nonredeemable noncontrolling interest	(440)	155	(190)
Comprehensive income attributable to Walmart	$11,008	$10,265	$12,191
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Balance Sheets

	As of January 31,
(Amounts in millions)	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$6,867	$8,705
Receivables, net	5,835	5,624
Inventories	43,046	44,469
Prepaid expenses and other	1,941	1,441
Total current assets	57,689	60,239
Property and equipment:
Property and equipment	179,492	176,958
Less accumulated depreciation	(71,782)	(66,787)
Property and equipment, net	107,710	110,171
Property under capital lease and financing obligations:
Property under capital lease and financing obligations	11,637	11,096
Less accumulated amortization	(5,169)	(4,751)
Property under capital lease and financing obligations, net	6,468	6,345

Goodwill	17,037	16,695
Other assets and deferred charges	9,921	6,131
Total assets	$198,825	$199,581

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$1,099	$2,708
Accounts payable	41,433	38,487
Accrued liabilities	20,654	19,607
Accrued income taxes	921	521
Long-term debt due within one year	2,256	2,745
Capital lease and financing obligations due within one year	565	551
Total current liabilities	66,928	64,619

Long-term debt	36,015	38,214
Long-term capital lease and financing obligations	6,003	5,816
Deferred income taxes and other	9,344	7,321

Commitments and contingencies

Equity:
Common stock	305	317
Capital in excess of par value	2,371	1,805
Retained earnings	89,354	90,021
Accumulated other comprehensive loss	(14,232)	(11,597)
Total Walmart shareholders' equity	77,798	80,546
Nonredeemable noncontrolling interest	2,737	3,065
Total equity	80,535	83,611
Total liabilities and equity	$198,825	$199,581
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Shareholders' Equity and Redeemable Noncontrolling Interest

					Accumulated	Total
			Capital in		Other	Walmart	Nonredeemable		Redeemable
(Amounts in millions)	Common Stock		Excess of	Retained	Comprehensive	Shareholders'	Noncontrolling	Total	Noncontrolling
	Shares	Amount	Par Value	Earnings	Loss	Equity	Interest	Equity	Interest
Balances as of February 1, 2014	3,233	$323	$2,362	$76,566	$(2,996)	$76,255	$5,084	$81,339	$1,491
Consolidated net income	—	—	—	16,363	—	16,363	736	17,099	—
Other comprehensive loss, net of income taxes	—	—	—	—	(4,172)	(4,172)	(546)	(4,718)	—
Cash dividends declared ($1.92 per share)	—	—	—	(6,185)	—	(6,185)	—	(6,185)	—
Purchase of Company stock	(13)	(1)	(29)	(950)	—	(980)	—	(980)	—
Purchase of redeemable noncontrolling interest	—	—	—	—	—	—	—	—	(1,491)
Other	8	1	129	(17)	—	113	(731)	(618)	—
Balances as of January 31, 2015	3,228	323	2,462	85,777	(7,168)	81,394	4,543	85,937	—
Consolidated net income	—	—	—	14,694	—	14,694	386	15,080	—
Other comprehensive loss, net of income taxes	—	—	—	—	(4,429)	(4,429)	(541)	(4,970)	—
Cash dividends declared ($1.96 per share)	—	—	—	(6,294)	—	(6,294)	—	(6,294)	—
Purchase of Company stock	(65)	(6)	(102)	(4,148)	—	(4,256)	—	(4,256)	—
Cash dividend declared to noncontrolling interest	—	—	—	—	—	—	(691)	(691)	—
Other	(1)	—	(555)	(8)	—	(563)	(632)	(1,195)	—
Balances as of January 31, 2016	3,162	317	1,805	90,021	(11,597)	80,546	3,065	83,611	—
Consolidated net income	—	—	—	13,643	—	13,643	650	14,293	—
Other comprehensive loss, net of income taxes	—	—	—	—	(2,635)	(2,635)	(210)	(2,845)	—
Cash dividends declared ($2.00 per share)	—	—	—	(6,216)	—	(6,216)	—	(6,216)	—
Purchase of Company stock	(120)	(12)	(174)	(8,090)	—	(8,276)	—	(8,276)	—
Cash dividend declared to noncontrolling interest	—	—	—	—	—	—	(519)	(519)	—
Other	6	—	740	(4)	—	736	(249)	487	—
Balances as of January 31, 2017	3,048	$305	$2,371	$89,354	$(14,232)	$77,798	$2,737	$80,535	$—
See accompanying notes.

Wal-Mart Stores, Inc.
Consolidated Statements of Cash Flows

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Cash flows from operating activities:
Consolidated net income	$14,293	$15,080	$17,099
Income from discontinued operations, net of income taxes	—	—	(285)
Income from continuing operations	14,293	15,080	16,814
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	10,080	9,454	9,173
Deferred income taxes	761	(672)	(503)
Other operating activities	206	1,410	785
Changes in certain assets and liabilities, net of effects of acquisitions:
Receivables, net	(402)	(19)	(569)
Inventories	1,021	(703)	(1,229)
Accounts payable	3,942	2,008	2,678
Accrued liabilities	1,137	1,303	1,249
Accrued income taxes	492	(472)	166
Net cash provided by operating activities	31,530	27,389	28,564

Cash flows from investing activities:
Payments for property and equipment	(10,619)	(11,477)	(12,174)
Proceeds from the disposal of property and equipment	456	635	570
Proceeds from the disposal of certain operations	662	246	671
Purchase of available for sale securities	(1,901)	—	—
Investment and business acquisitions, net of cash acquired	(2,463)	—	—
Other investing activities	(122)	(79)	(192)
Net cash used in investing activities	(13,987)	(10,675)	(11,125)

Cash flows from financing activities:
Net change in short-term borrowings	(1,673)	1,235	(6,288)
Proceeds from issuance of long-term debt	137	39	5,174
Payments of long-term debt	(2,055)	(4,432)	(3,904)
Dividends paid	(6,216)	(6,294)	(6,185)
Purchase of Company stock	(8,298)	(4,112)	(1,015)
Dividends paid to noncontrolling interest	(479)	(719)	(600)
Purchase of noncontrolling interest	(90)	(1,326)	(1,844)
Other financing activities	(255)	(513)	(409)
Net cash used in financing activities	(18,929)	(16,122)	(15,071)

Effect of exchange rates on cash and cash equivalents	(452)	(1,022)	(514)

Net increase (decrease) in cash and cash equivalents	(1,838)	(430)	1,854
Cash and cash equivalents at beginning of year	8,705	9,135	7,281
Cash and cash equivalents at end of year	$6,867	$8,705	$9,135

Supplemental disclosure of cash flow information:
Income taxes paid	4,507	8,111	8,169
Interest paid	2,351	2,540	2,433
See accompanying notes.

Wal-Mart Stores, Inc.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
General
Wal-Mart Stores, Inc. ("Walmart" or the "Company") helps people around the world save money and live better – anytime and anywhere – in retail stores or through the Company's e-commerce and mobile capabilities. Through innovation, the Company is striving to create a customer-centric experience that seamlessly integrates digital and physical shopping and saves time for our customers. Each week, the Company serves over 260 million customers who visit its 11,695 stores under 59 banners in 28 countries and e-commerce websites in 11 countries. The Company's strategy is to lead on price, invest to differentiate on access, be competitive on assortment and deliver a great experience.
The Company's operations comprise three reportable segments: Walmart U.S., Walmart International and Sam's Club.
Principles of Consolidation
The Consolidated Financial Statements include the accounts of Walmart and its subsidiaries as of and for the fiscal years ended January 31, 2017 ("fiscal 2017"), January 31, 2016 ("fiscal 2016") and January 31, 2015 ("fiscal 2015"). All material intercompany accounts and transactions have been eliminated in consolidation. We consolidate variable interest entities where it has been determined that the Company is the primary beneficiary of those entities' operations. Investments in unconsolidated affiliates, which are 50% or less owned and do not otherwise meet consolidation requirements, are accounted for primarily using the equity method. These investments are immaterial to the Company's Consolidated Financial Statements.
The Company's Consolidated Financial Statements are based on a fiscal year ending on January 31 for the United States ("U.S.") and Canadian operations. The Company consolidates all other operations generally using a one-month lag and based on a calendar year. There were no significant intervening events during January 2017 that materially affected the Consolidated Financial Statements.
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
Cash and Cash Equivalents
The Company considers investments with a maturity when purchased of three months or less to be cash equivalents. All credit card, debit card and electronic benefits transfer transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $1.5 billion and $3.4 billion at January 31, 2017 and 2016, respectively. In addition, cash and cash equivalents included restricted cash of $265 million and $362 million at January 31, 2017 and 2016, respectively, which was primarily related to cash collateral holdings from various counterparties, as required by certain derivative and trust agreements.
The Company's cash balances are held in various locations around the world. Of the Company's $6.9 billion and $8.7 billion of cash and cash equivalents at January 31, 2017 and 2016, respectively, $5.9 billion and $4.5 billion, respectively, were held outside of the U.S. and were generally utilized to support liquidity needs in the Company's non-U.S. operations.
The Company uses intercompany financing arrangements in an effort to ensure cash can be made available in the country in which it is needed with the minimum cost possible. Management does not believe it will be necessary to repatriate earnings held outside of the U.S. and anticipates the Company's domestic liquidity needs will be met through cash flows provided by domestic operating activities, supplemented with long-term debt and short-term borrowings. Accordingly, the Company intends, with only certain exceptions, to continue to indefinitely reinvest the Company's earnings held outside of the U.S. in our foreign operations. When the income earned, either from operations or through intercompany financing arrangements, and indefinitely reinvested outside of the U.S. is taxed at local country tax rates, which are generally lower than the U.S. statutory rate, the Company realizes an effective tax rate benefit. If the Company's intentions with respect to reinvestment were to change, most of the amounts held within the Company's foreign operations could be repatriated to the U.S., although any repatriation under current U.S. tax laws would be subject to U.S. federal income taxes, less applicable foreign tax credits. Although there can be no assurance of the impact on the Company of potential federal tax reform in the U.S., the Company does not expect current local laws, other existing limitations or potential taxes on anticipated future repatriations of earnings held outside of the U.S. to have a material effect on the Company's overall liquidity, financial condition or results of operations.

As of January 31, 2017 and 2016, cash and cash equivalents of approximately $1.0 billion and $1.1 billion, respectively, may not be freely transferable to the U.S. due to local laws or other restrictions.
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
The Walmart International segment offers a limited number of consumer credit products, primarily through its financial institutions in select countries. The receivable balance from consumer credit products was $1.2 billion, net of a reserve for doubtful accounts of $79 million at January 31, 2017, compared to a receivable balance of $1.0 billion, net of a reserve for doubtful accounts of $70 million at January 31, 2016. These balances are included in receivables, net, in the Company's Consolidated Balance Sheets.
Inventories
The Company values inventories at the lower of cost or market as determined primarily by the retail inventory method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's inventories. The inventory at the Walmart International segment is valued primarily by the retail inventory method of accounting, using the first-in, first-out ("FIFO") method. The retail inventory method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are immediately recorded as a reduction of the retail value of inventory. The inventory at the Sam's Club segment is valued using the LIFO method. At January 31, 2017 and January 31, 2016, the Company's inventories valued at LIFO approximated those inventories as if they were valued at FIFO.
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

		Fiscal Years Ended January 31,
(Amounts in millions)	Estimated Useful Lives	2017	2016
Land	N/A	$24,801	$25,624
Buildings and improvements	3-40 years	98,547	96,845
Fixtures and equipment	1-30 years	48,998	47,033
Transportation equipment	3-15 years	2,845	2,917
Construction in progress	N/A	4,301	4,539
Property and equipment		$179,492	$176,958
Accumulated depreciation		(71,782)	(66,787)
Property and equipment, net		$107,710	$110,171
Leasehold improvements are depreciated or amortized over the shorter of the estimated useful life of the asset or the remaining expected lease term. Total depreciation and amortization expense for property and equipment, property under financing obligations and property under capital leases for fiscal 2017, 2016 and 2015 was $10.0 billion, $9.4 billion and $9.1 billion, respectively. Interest costs capitalized on construction projects were $36 million, $39 million and $59 million in fiscal 2017, 2016 and 2015, respectively.
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
The Company is often involved in the construction of its leased stores. In certain cases, payments made for certain structural components included in the lessor's construction of the leased assets result in the Company being deemed the owner of the leased assets for accounting purposes. As a result, the payments, regardless of the significance, are automatic indicators of ownership and require the Company to capitalize the lessor's total project cost with a corresponding financing obligation. Upon completion of the lessor's project, the Company performs a sale-leaseback analysis to determine if these assets and the related financing obligation can be derecognized from the Company's Consolidated Balance Sheets. If the Company is deemed to have "continuing involvement," the leased assets and the related financing obligation remain on the Company's Consolidated Balance Sheets and are generally amortized over the lease term. At the end of the lease term, including exercise of any renewal options, the net remaining financing obligation over the net carrying value of the fixed asset will be recognized as a non-cash gain on sale of the property.
Long-Lived Assets
Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store or club level or, in certain circumstances, a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Impairment charges of long-lived assets for fiscal 2017, 2016 and 2015 were not material.
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
The following table reflects goodwill activity, by reportable segment, for fiscal 2017 and 2016:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Total
Balances as of February 1, 2015	$461	$17,328	$313	$18,102
Changes in currency translation and other	—	(1,412)	—	(1,412)
Acquisitions(1)	—	5	—	5
Balances as of January 31, 2016	461	15,921	313	16,695
Changes in currency translation and other	—	(1,433)	—	(1,433)
Acquisitions(2)	1,775	—	—	1,775
Balances as of January 31, 2017	$2,236	$14,488	$313	$17,037

(1)	Goodwill recorded for fiscal 2016 acquisitions relates to acquisitions that are not significant, individually or in the aggregate, to the Company's Consolidated Financial Statements.

(2)	Goodwill recorded for fiscal 2017 Walmart U.S. acquisitions primarily relates to Jet.com, Inc. ("jet.com").
Indefinite-lived intangible assets are included in other assets and deferred charges in the Company's Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no significant impairment charges related to indefinite-lived intangible assets recorded for fiscal 2017, 2016 and 2015.
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
Membership Fee Revenue
The Company recognizes membership fee revenue both in the U.S. and internationally over the term of the membership, which is typically 12 months. The following table summarizes membership fee activity for fiscal 2017, 2016 and 2015:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Deferred membership fee revenue, beginning of year	$744	$759	$641
Cash received from members	1,371	1,333	1,410
Membership fee revenue recognized	(1,372)	(1,348)	(1,292)
Deferred membership fee revenue, end of year	$743	$744	$759
Membership fee revenue is included in membership and other income in the Company's Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities in the Company's Consolidated Balance Sheets.
Shopping Cards
Customer purchases of shopping cards, to be utilized in our stores or on our e-commerce websites, are not recognized as revenue until the card is redeemed and the customer purchases merchandise using the shopping card. Shopping cards in the U.S. do not carry an expiration date; therefore, customers and members can redeem their shopping cards for merchandise indefinitely. Shopping cards in certain foreign countries where the Company does business may have expiration dates. A certain number of shopping cards, both with and without expiration dates, will not be fully redeemed. Management estimates unredeemed shopping cards and recognizes revenue for these amounts when it is determined the likelihood of redemption is remote. Management periodically reviews and updates its estimates.
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
Payments from Suppliers
The Company receives consideration from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection, advertising and supplier-specific fixtures. Payments from suppliers are accounted for as a reduction of cost of sales and are recognized in the Company's Consolidated Statements of Income when the related inventory is sold, except in certain limited situations when the payment is a reimbursement of specific, incremental and identifiable costs.
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
Advertising Costs
Advertising costs are expensed as incurred, consist primarily of print, television and digital advertisements and are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. In certain limited situations, reimbursements from suppliers that are for specific, incremental and identifiable advertising costs are recognized as a reduction of advertising costs in operating, selling, general and administrative expenses. Advertising costs were $2.9 billion, $2.5 billion and $2.4 billion for fiscal 2017, 2016 and 2015, respectively.
Pre-Opening Costs
The cost of start-up activities, including organization costs, related to new store openings, store remodels, relocations, expansions and conversions are expensed as incurred and included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. Pre-opening costs totaled $131 million, $271 million and $317 million for fiscal 2017, 2016 and 2015, respectively.
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
Recent Accounting Pronouncements
Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. Management continues to evaluate the impact this ASU, the related amendments and the interpretive guidance will have on the Company's consolidated financial statements. While management does not expect this ASU to materially impact the Company's consolidated net income, balance sheet or cash flows, the ASU will impact the timing of recognition of some revenue and may impact the gross amount of revenue presented for certain contracts. Management expects the most significant timing change to result from the revenue associated with the unredeemed portion of Company issued gift cards, which will be recognized over the expected redemption period of the gift card under the new standard rather than waiting until the likelihood of redemption becomes remote or waiting for the gift card to expire. Additionally, management continues to assess the guidance and the related interpretation to determine if that guidance will impact the gross amount of revenue presented for certain contracts. The Company is planning to adopt this ASU on February 1, 2018 under the modified retrospective approach, which will result in a cumulative adjustment to retained earnings.
Leases
In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The Company is planning to adopt the ASU on February 1, 2019. Management is evaluating this ASU and currently expects it to have a material impact on the Company's consolidated balance sheet. Management is still evaluating the effect on consolidated net income, cash flows and disclosures.
Financial Instruments
In January 2016, FASB issued ASU 2016-01, Financial Instruments–Overall (Topic 825). ASU 2016-01 updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. Management is currently evaluating this ASU to determine its impact on the Company's consolidated net income, balance sheet and disclosures.
In June 2016, FASB issued ASU 2016-13, Financial Instruments–Credit Losses (Topic 326). ASU 2016-13 modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019. Management is currently evaluating this ASU to determine its impact on the Company's consolidated net income, balance sheet, cash flows and disclosures.
Stock Compensation
In March 2016, FASB issued ASU 2016-09, Compensation–Stock Compensation (Topic 718). ASU 2016-09 includes new guidance on stock compensation, which is intended to simplify accounting for share-based payment transactions. The guidance will change several aspects of the accounting for share-based payment award transactions, including accounting for income taxes, forfeitures, and minimum statutory tax withholding requirements. Management has determined that the Company will adopt ASU 2016-09 in the first quarter of the year ended January 31, 2018 ("fiscal 2018"). Management has evaluated this ASU and determined that, upon adoption, it will have an immaterial retrospective impact on the classification of cash flows between operating and financing activities.

Note 2. Net Income Per Common Share
Basic income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period. Diluted income per common share from continuing operations attributable to Walmart is based on the weighted-average common shares outstanding during the relevant period adjusted for the dilutive effect of share-based awards. The Company did not have significant share-based awards outstanding that were antidilutive and not included in the calculation of diluted income per common share from continuing operations attributable to Walmart for fiscal 2017, 2016 and 2015.
The following table provides a reconciliation of the numerators and denominators used to determine basic and diluted income per common share from continuing operations attributable to Walmart:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2017	2016	2015
Numerator
Income from continuing operations	$14,293	$15,080	$16,814
Income from continuing operations attributable to noncontrolling interest	(650)	(386)	(632)
Income from continuing operations attributable to Walmart	$13,643	$14,694	$16,182

Denominator
Weighted-average common shares outstanding, basic	3,101	3,207	3,230
Dilutive impact of stock options and other share-based awards	11	10	13
Weighted-average common shares outstanding, diluted	3,112	3,217	3,243

Income per common share from continuing operations attributable to Walmart
Basic	$4.40	$4.58	$5.01
Diluted	4.38	4.57	4.99

Note 3. Shareholders' Equity
Share-Based Compensation
The Company has awarded share-based compensation to associates and nonemployee directors of the Company. The compensation expense recognized for all plans was $596 million, $448 million and $462 million for fiscal 2017, 2016 and 2015, respectively. Share-based compensation expense is included in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income. The total income tax benefit recognized for share-based compensation was $212 million, $151 million and $173 million for fiscal 2017, 2016 and 2015, respectively. The following table summarizes the Company's share-based compensation expense by award type:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Restricted stock and performance share units	$237	$134	$157
Restricted stock units	332	292	277
Other	27	22	28
Share-based compensation expense	$596	$448	$462
The Company's shareholder-approved Stock Incentive Plan of 2015 (the "Plan") became effective June 5, 2015 and amended and restated the Company's Stock Incentive Plan of 2010. The Plan was established to grant stock options, restricted (non-vested) stock, performance share units and other equity compensation awards for which 210 million shares of common stock issued or to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The Company believes that such awards serve to align the interests of its associates with those of its shareholders.
The Plan's award types are summarized as follows:

•
Restricted Stock and Performance Share Units. Restricted stock awards are for shares that vest based on the passage of time and include restrictions related to employment. Performance share units vest based on the passage of time and achievement of performance criteria and may range from 0% to 150% of the original award amount. Vesting periods for these awards are generally between one and three years. Restricted stock and performance share units may be settled or deferred in stock and are accounted for as equity in the Company's Consolidated Balance Sheets. The fair value of restricted stock awards is determined on the date of grant and is expensed ratably over the vesting period. The fair value of performance share units is determined on the date of grant using the Company's stock price discounted for the expected dividend yield through the vesting period and is recognized over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of performance share units in fiscal 2017, 2016 and 2015 was 8.3%, 7.4% and 7.1%, respectively.

•
Restricted Stock Units. Restricted stock units provide rights to Company stock after a specified service period; generally 50% vest three years from the grant date and the remaining 50% vest five years from the grant date. The fair value of each restricted stock unit is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. The expected dividend yield is based on the anticipated dividends over the vesting period. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock units granted in fiscal 2017, 2016 and 2015 was 9.0%, 8.7% and 9.5%, respectively.

In addition to the Plan, the Company's subsidiary in the United Kingdom has stock option plans for certain colleagues which generally vest over three years. The stock option share-based compensation expense is included in the Other line in the table above.
The following table shows the activity for restricted stock and performance share units and restricted stock units during fiscal 2017:

	Restricted Stock and Performance Share Units(1)		Restricted Stock Units
(Shares in thousands)	Shares	Weighted-Average Grant-Date Fair Value Per Share	Shares		Weighted-Average Grant-Date Fair Value Per Share
Outstanding at February 1, 2016	8,259	$72.23	17,591		$65.67
Granted	4,102	64.09	12,696		63.71
Vested/exercised	(2,073)	71.99	(4,332)		60.54
Forfeited or expired	(1,211)	71.58	(1,679)		65.95
Outstanding at January 31, 2017	9,077	$68.61	24,276	(2)	$65.52

(1)	Assumes payout rate at 100% for Performance Share Units.

(2)	Includes 3.6 million restricted stock units granted in fiscal 2017 outside of the Plan in conjunction with the acquisition of jet.com.

The following table includes additional information related to restricted stock and performance share units and restricted stock units:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Fair value of restricted stock and performance share units vested	$149	$142	$156
Fair value of restricted stock units vested	261	237	218
Unrecognized compensation cost for restricted stock and performance share units	211	133	154
Unrecognized compensation cost for restricted stock units	986	628	570
Weighted average remaining period to expense for restricted stock and performance share units (years)	1.3	1.3	1.3
Weighted average remaining period to expense for restricted stock units (years)	1.9	1.7	1.7
Share Repurchase Program
From time to time, the Company repurchases shares of its common stock under share repurchase programs authorized by the Board of Directors. The current $20.0 billion share repurchase program, as authorized by the Board of Directors on October 13, 2015, has no expiration date or other restrictions limiting the period over which the Company can make share repurchases. At January 31, 2017, authorization for $9.2 billion of share repurchases remained under the current share repurchase program. Any repurchased shares are constructively retired and returned to an unissued status.
The Company considers several factors in determining when to execute share repurchases, including, among other things, current cash needs, capacity for leverage, cost of borrowings, its results of operations and the market price of its common stock. The following table provides, on a settlement date basis, the number of shares repurchased, average price paid per share and total cash paid for share repurchases for fiscal 2017, 2016 and 2015:

	Fiscal Years Ended January 31,
(Amounts in millions, except per share data)	2017	2016	2015
Total number of shares repurchased	119.9	62.4	13.4
Average price paid per share	$69.18	$65.90	$75.82
Total cash paid for share repurchases	$8,298	$4,112	$1,015

Note 4. Accumulated Other Comprehensive Loss
The following table provides changes in the composition of total accumulated other comprehensive loss for fiscal 2017, 2016 and 2015:

(Amounts in millions and net of income taxes)	Currency Translation and Other	Net Investment Hedges	Cash Flow Hedges	Minimum Pension Liability	Total
Balances as of January 31, 2014	$(2,999)	$277	$336	$(610)	$(2,996)
Other comprehensive income (loss) before reclassifications	(4,012)	379	(496)	(58)	(4,187)
Amounts reclassified from accumulated other comprehensive loss	—	—	26	(11)	15
Balances as of January 31, 2015	(7,011)	656	(134)	(679)	(7,168)
Other comprehensive income (loss) before reclassifications	(4,679)	366	(217)	96	(4,434)
Amounts reclassified from accumulated other comprehensive loss	—	—	15	(10)	5
Balances as of January 31, 2016	(11,690)	1,022	(336)	(593)	(11,597)
Other comprehensive income (loss) before reclassifications	(2,672)	413	(22)	(389)	(2,670)
Amounts reclassified from accumulated other comprehensive loss	—	—	43	(8)	35
Balances as of January 31, 2017	$(14,362)	$1,435	$(315)	$(990)	$(14,232)
Amounts reclassified from accumulated other comprehensive loss for derivative instruments are recorded in interest, net, in the Company's Consolidated Statements of Income, and the amounts for the minimum pension liability are recorded in operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income.

Note 5. Accrued Liabilities
The Company's accrued liabilities consist of the following:

	As of January 31,
(Amounts in millions)	2017	2016
Accrued wages and benefits(1)	$6,105	$5,814
Self-insurance(2)	3,922	3,414
Accrued non-income taxes(3)	2,816	2,544
Other(4)	7,811	7,835
Total accrued liabilities	$20,654	$19,607

(1)	Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.

(2)	Self-insurance consists of all insurance-related liabilities, such as workers' compensation, general liability, auto liability, product liability and certain employee-related healthcare benefits.

(3)	Accrued non-income taxes include accrued payroll, value added, sales and miscellaneous other taxes.

(4)	Other accrued liabilities consist of various items such as maintenance, utilities, advertising and interest.

Note 6. Short-term Borrowings and Long-term Debt
Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2017 and 2016 were $1.1 billion and $2.7 billion, respectively, with weighted-average interest rates of 6.2% and 2.3%, respectively.
The Company has various committed lines of credit, committed with 23 financial institutions, totaling $12.5 billion and $15.0 billion as of January 31, 2017 and 2016, respectively. The committed lines of credit are summarized in the following table:

	Fiscal Years Ended January 31,
	2017			2016
(Amounts in millions)	Available	Drawn	Undrawn	Available	Drawn	Undrawn
Five-year credit facility(1)	$5,000	$—	$5,000	$6,000	$—	$6,000
364-day revolving credit facility(1)	7,500	—	7,500	9,000	—	9,000
Total	$12,500	$—	$12,500	$15,000	$—	$15,000

(1)
In June 2016, the Company renewed and extended its existing five-year credit facility and its existing 364-day revolving credit facility, both of which are used to support its commercial paper program.

The committed lines of credit mature at various times between May 2017 and June 2021, carry interest rates generally ranging between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees ranging between 1.5 and 4.0 basis points. In conjunction with the lines of credit listed in the table above, the Company has agreed to observe certain covenants, the most restrictive of which relates to the maximum amount of secured debt.
Apart from the committed lines of credit, the Company has trade and stand-by letters of credit totaling $3.6 billion and $4.5 billion at January 31, 2017 and 2016, respectively. These letters of credit are utilized in normal business activities.
The Company's long-term debt, which includes the fair value instruments further discussed in Note 8, consists of the following:

		January 31, 2017		January 31, 2016
(Amounts in millions)	Maturity Dates By Fiscal Year	Amount	Average Rate(1)	Amount	Average Rate(1)
Unsecured debt
Fixed	2018 - 2045	$30,500	4.7%	$32,500	4.5%
Variable	2018	500	5.5%	500	5.3%
Total U.S. dollar denominated		31,000		33,000
Fixed	2023 - 2030	2,674	3.3%	2,708	3.3%
Variable		—		—
Total Euro denominated		2,674		2,708
Fixed	2031 - 2039	4,370	5.3%	4,985	5.3%
Variable		—		—
Total Sterling denominated		4,370		4,985
Fixed	2021	88	1.6%	83	1.6%
Variable		—		—
Total Yen denominated		88		83
Total unsecured debt		38,132		40,776
Total other debt (in USD)(2)		139		183
Total debt		38,271		40,959
Less amounts due within one year		(2,256)		(2,745)
Long-term debt		$36,015		$38,214

(1)
The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end interest rates. Interest costs are also impacted by certain derivative financial instruments described in Note 8.

(2)
A portion of other debt at January 31, 2017 and 2016 includes secured debt in the amount of $14 million and $13 million, respectively, which was collateralized by property that had an aggregate carrying amount of approximately $82 million and $131 million, respectively.

At January 31, 2017 and 2016, the Company had $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell and the Company must repurchase the notes at par. Accordingly, this issuance has been classified as long-term debt due within one year in the Company's Consolidated Balance Sheets.

Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions)	Annual
Fiscal Year	Maturities
2018	$2,256
2019	3,497
2020	542
2021	3,311
2022	1,083
Thereafter	27,582
Total	$38,271
Debt Issuances
The Company did not have any material long-term debt issuances during fiscal 2017 or 2016, but received proceeds from a number of small, immaterial long-term debt issuances by several of its non-U.S. operations.
Maturities
During fiscal 2017, the following long-term debt matured and was repaid:

(Amounts in millions)
Maturity Date	Principal Amount	Fixed vs. Floating	Interest Rate	Repayment
April 11, 2016	1,000 USD	Fixed	0.600%	$1,000
April 15, 2016	1,000 USD	Fixed	2.800%	1,000
				$2,000
During fiscal 2016, the following long-term debt matured and was repaid:

(Amounts in millions)
Maturity Date	Principal Amount	Fixed vs. Floating	Interest Rate	Repayment
April 1, 2015	750 USD	Fixed	2.875%	$750
July 1, 2015	750 USD	Fixed	4.500%	750
July 8, 2015	750 USD	Fixed	2.250%	750
July 28, 2015	30,000 JPY	Floating	Floating	243
July 28, 2015	60,000 JPY	Fixed	0.940%	487
October 25, 2015	1,250 USD	Fixed	1.500%	1,250
				$4,230
During fiscal 2017 and 2016, the Company also repaid other, smaller long-term debt as it matured in several of its non-U.S. operations.

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
Recurring Fair Value Measurements
The Company holds derivative instruments that are required to be measured at fair value on a recurring basis. The fair values are the estimated amounts the Company would receive or pay upon termination of the related derivative agreements as of the reporting dates. The fair values have been measured using the income approach and Level 2 inputs, which include the relevant interest rate and foreign currency forward curves. As of January 31, 2017 and 2016, the notional amounts and fair values of these derivatives were as follows:

	January 31, 2017		January 31, 2016
(Amounts in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Receive fixed-rate, pay variable-rate interest rate swaps designated as fair value hedges	$5,000	$(4)	$5,000	$173
Receive fixed-rate, pay fixed-rate cross-currency swaps designated as net investment hedges	2,250	471	1,250	319
Receive fixed-rate, pay fixed-rate cross-currency swaps designated as cash flow hedges	3,957	(618)	4,132	(609)
Total	$11,207	$(151)	$10,382	$(117)
Additionally, the Company has available-for-sale securities that are measured at fair value on recurring basis using Level 1 inputs. Changes in fair value are recorded in accumulated other comprehensive loss.
Nonrecurring Fair Value Measurements
In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company's assets and liabilities, such as goodwill, other indefinite-lived acquired intangible assets, and investments, are also subject to nonrecurring fair value measurements. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company did not record any significant impairment charges to assets measured at fair value on a nonrecurring basis during the fiscal years ended January 31, 2017 or 2016.
Other Fair Value Disclosures
The Company records cash and cash equivalents and short-term borrowings at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities.
The Company's long-term debt is also recorded at cost. The fair value is estimated using Level 2 inputs based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value and fair value of the Company's long-term debt as of January 31, 2017 and 2016, are as follows:

	January 31, 2017		January 31, 2016
(Amounts in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	$38,271	$44,602	$40,959	$46,965

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
The Company only enters into derivative transactions with counterparties rated "A-" or better by nationally recognized credit rating agencies. Subsequent to entering into derivative transactions, the Company regularly monitors the credit ratings of its counterparties. In connection with various derivative agreements, including master netting arrangements, the Company held cash collateral from counterparties of $242 million and $345 million at January 31, 2017 and January 31, 2016, respectively. The Company records cash collateral received as amounts due to the counterparties exclusive of any derivative asset. Furthermore, as part of the master netting arrangements with each of these counterparties, the Company is also required to post collateral with a counterparty if the Company's net derivative liability position exceeds $150 million with such counterparties. The Company did not have any cash collateral posted with counterparties at January 31, 2017, and had an insignificant amount of cash collateral posted with counterparties at January 31, 2016. The Company records cash collateral it posts with counterparties as amounts receivable from those counterparties exclusive of any derivative liability.
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
Net Investment Instruments
The Company is a party to cross-currency interest rate swaps that the Company uses to hedge its net investments. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive loss, offsetting the currency translation adjustment of the related investment that is also recorded in accumulated other comprehensive loss. These instruments will mature on dates ranging from July 2020 to February 2030.
The Company has issued foreign-currency-denominated long-term debt as hedges of net investments of certain of its foreign operations. These foreign-currency-denominated long-term debt issuances are designated and qualify as nonderivative hedging instruments. Accordingly, the foreign currency translation of these debt instruments is recorded in accumulated other comprehensive loss, offsetting the foreign currency translation adjustment of the related net investments that is also recorded in accumulated other comprehensive loss. At January 31, 2017 and January 31, 2016, the Company had ¥10.0 billion of outstanding long-term debt designated as a hedge of its net investment in Japan, as well as outstanding long-term debt of £2.5 billion at January 31, 2017 and January 31, 2016 that was designated as a hedge of its net investment in the United Kingdom. These nonderivative net investment hedges will mature on dates ranging from July 2020 to January 2039.

Cash Flow Instruments
The Company is a party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of certain non-U.S. denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S. denominated debt. The effective portion of changes in the fair value of derivatives designated as cash flow hedges of foreign exchange risk is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The hedged items are recognized foreign currency-denominated liabilities that are re-measured at spot exchange rates each period, and the assessment of effectiveness (and measurement of any ineffectiveness) is based on total changes in the related derivative's cash flows. As a result, the amount reclassified into earnings each period includes an amount that offsets the related transaction gain or loss arising from that re-measurement and the adjustment to earnings for the period's allocable portion of the initial spot-forward difference associated with the hedging instrument. These cash flow instruments will mature on dates ranging from April 2022 to March 2034.
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
The Company's derivative instruments, as well as its nonderivative debt instruments designated and qualifying as net investment hedges, were classified as follows in the Company's Consolidated Balance Sheets:

	January 31, 2017			January 31, 2016
(Amounts in millions)	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments	Fair Value Instruments	Net Investment Instruments	Cash Flow Instruments
Derivative instruments
Derivative assets:
Other assets and deferred charges	$8	$471	$—	$173	$319	$129

Derivative liabilities:
Deferred income taxes and other	12	—	618	—	—	738

Nonderivative hedging instruments
Long-term debt	—	3,209	—	—	3,644	—
Gains and losses related to the Company's derivatives primarily relate to interest rate hedges, which are recorded in interest, net, in the Company's Consolidated Statements of Income. Amounts related to the Company's derivatives expected to be reclassified from accumulated other comprehensive loss to net income during the next 12 months are not significant.

Note 9. Taxes
Income from Continuing Operations
The components of income from continuing operations before income taxes are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
U.S.	$15,680	$16,685	$18,610
Non-U.S.	4,817	4,953	6,189
Total income from continuing operations before income taxes	$20,497	$21,638	$24,799
A summary of the provision for income taxes is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Current:
U.S. federal	$3,454	$5,562	$6,165
U.S. state and local	495	622	810
International	1,510	1,400	1,529
Total current tax provision	5,459	7,584	8,504
Deferred:
U.S. federal	1,054	(704)	(387)
U.S. state and local	51	(106)	(55)
International	(360)	(216)	(77)
Total deferred tax expense (benefit)	745	(1,026)	(519)
Total provision for income taxes	$6,204	$6,558	$7,985
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

	Fiscal Years Ended January 31,
	2017	2016	2015
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	1.7%	1.8%	1.8%
Income taxed outside the U.S.	(4.5)%	(4.0)%	(2.7)%
Net impact of repatriated international earnings	(1.0)%	0.1%	(1.5)%
Other, net	(0.9)%	(2.6)%	(0.4)%
Effective income tax rate	30.3%	30.3%	32.2%

Deferred Taxes
The significant components of the Company's deferred tax account balances are as follows:

	January 31,
(Amounts in millions)	2017	2016
Deferred tax assets:
Loss and tax credit carryforwards	$3,633	$3,313
Accrued liabilities	3,437	3,763
Share-based compensation	309	192
Other	1,474	1,390
Total deferred tax assets	8,853	8,658
Valuation allowances	(1,494)	(1,456)
Deferred tax assets, net of valuation allowance	7,359	7,202
Deferred tax liabilities:
Property and equipment	6,435	5,813
Inventories	1,808	1,790
Other	1,884	1,452
Total deferred tax liabilities	10,127	9,055
Net deferred tax liabilities	$2,768	$1,853
The deferred taxes noted above are classified as follows in the Company's Consolidated Balance Sheets:

	January 31,
(Amounts in millions)	2017	2016
Balance Sheet classification
Assets:
Other assets and deferred charges	$1,565	$1,504

Liabilities:
Deferred income taxes and other	4,333	3,357

Net deferred tax liabilities	$2,768	$1,853
Unremitted Earnings
U.S. income taxes have not been provided on accumulated but undistributed earnings of the Company's international subsidiaries of approximately $26.6 billion and $26.1 billion as of January 31, 2017 and 2016, respectively, as the Company intends to permanently reinvest these amounts outside of the U.S. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation. The Company provides deferred or current income taxes on earnings of international subsidiaries in the period that the Company determines it will remit those earnings.
Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances
At January 31, 2017, the Company had net operating loss and capital loss carryforwards totaling approximately $6.1 billion. Of these carryforwards, approximately $3.6 billion will expire, if not utilized, in various years through 2037. The remaining carryforwards have no expiration. At January 31, 2017, the Company had foreign tax credit carryforwards of approximately $1.9 billion, which will expire in various years through 2027 if not utilized.
The recoverability of these future tax deductions and credits is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. To the extent that a valuation allowance has been established and it is subsequently determined that it is more likely than not that the deferred tax assets will be recovered, the valuation allowance will be released.

The Company had valuation allowances of approximately $1.5 billion as of January 31, 2017 and 2016, respectively, on deferred tax assets associated primarily with net operating loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. Net activity in the valuation allowance during fiscal 2017 related to releases arising from the use of deferred tax assets, changes in judgment regarding the future realization of deferred tax assets, increases from certain net operating losses and deductible temporary differences arising in fiscal 2017, decreases due to operating loss expirations and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining deferred tax assets will be fully realized.
Uncertain Tax Positions
The benefits of uncertain tax positions are recorded in the Company's Consolidated Financial Statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.
As of January 31, 2017 and 2016, the amount of unrecognized tax benefits related to continuing operations was $1.1 billion and $607 million, respectively. The amount of unrecognized tax benefits that would affect the Company's effective income tax rate was $703 million and $522 million for January 31, 2017 and 2016, respectively.
A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Unrecognized tax benefits, beginning of year	$607	$838	$763
Increases related to prior year tax positions	388	164	7
Decreases related to prior year tax positions	(32)	(446)	(17)
Increases related to current year tax positions	145	119	174
Settlements during the period	(46)	(25)	(89)
Lapse in statutes of limitations	(12)	(43)	—
Unrecognized tax benefits, end of year	$1,050	$607	$838
The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2017, 2016 and 2015, the Company recognized interest expense related to uncertain tax positions of $35 million, $5 million and $18 million, respectively. As of January 31, 2017 and 2016, accrued interest related to uncertain tax positions of $72 million and $60 million, respectively, was recorded in the Company's Consolidated Balance Sheets. The Company did not have any accrued penalties recorded for income taxes as of January 31, 2017 or 2016.
During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $50 million and $300 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company is focused on resolving tax audits as expeditiously as possible. As a result of these efforts, unrecognized tax benefits could potentially be reduced beyond the provided range during the next twelve months. The Company does not expect any change to have a significant impact to its Consolidated Financial Statements.
The Company remains subject to income tax examinations for its U.S. federal income taxes generally for fiscal 2013 through 2017. The Company also remains subject to income tax examinations for international income taxes for fiscal 2000 through 2017, and for U.S. state and local income taxes generally for the fiscal years ended 2011 through 2017.
Other Taxes
The Company is subject to tax examinations for value added, sales-based, payroll and other non-income taxes. A number of these examinations are ongoing in various jurisdictions. In certain cases, the Company has received assessments from the respective taxing authorities in connection with these examinations. Unless otherwise indicated, the possible losses or range of possible losses associated with these matters are individually immaterial, but a group of related matters, if decided adversely to the Company, could result in a liability material to the Company's Consolidated Financial Statements.
In particular, Brazil federal, state and local laws are complex and subject to varying interpretations, and the Company's subsidiaries in Brazil are party to a large number of non-income tax assessments. One of these interpretations common to the retail industry in Brazil relates to whether credits received from suppliers should be treated as a reduction of cost for purposes of calculating certain indirect taxes. The Company believes credits received from suppliers are reductions in cost and that it has substantial legal defenses in this matter and intends to defend this matter vigorously. As such, the Company has not accrued for this matter, although the Company may be required to deposit funds in escrow or secure financial guarantees to continue the judicial process in defending this matter in Brazil.

Note 10. Contingencies
Legal Proceedings
The Company is involved in a number of legal proceedings. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company's Consolidated Financial Statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made. However, where a liability is reasonably possible and may be material, such matters have been disclosed. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company and its shareholders.
Unless stated otherwise, the matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in a liability material to the Company's financial condition or results of operations.
ASDA Equal Value Claims
ASDA Stores, Ltd. ("ASDA"), a wholly-owned subsidiary of the Company, is a defendant in over 10,000 "equal value" claims that are proceeding before an Employment Tribunal in Manchester (the "Employment Tribunal") in the United Kingdom ("UK") on behalf of current and former ASDA store employees, who allege that the work performed by female employees in ASDA's retail stores is of equal value in terms of, among other things, the demands of their jobs to that of male employees working in ASDA's warehouse and distribution facilities, and that the disparity in pay between these different job positions is not objectively justified. Claimants are requesting differential back pay based on higher wage rates in the warehouse and distribution facilities and those higher wage rates on a prospective basis as part of these equal value proceedings. ASDA believes that further claims may be asserted in the future. On March 23, 2015, ASDA asked the Employment Tribunal to stay all proceedings and to "strike out" substantially all of the claims. On July 23, 2015, the Employment Tribunal denied ASDA's requests. Following additional proceedings, the Employment Appeal Tribunal agreed to review the "strike out" issue and the Court of Appeals agreed to review the stay issue. On May 26, 2016, the Court of Appeals denied ASDA's appeal of the stay issue. On October 14, 2016, following a preliminary hearing, the Employment Tribunal ruled that claimants could compare their positions in ASDA's retail stores with those of employees in ASDA's warehouse and distribution facilities. Claimants will now proceed to the next phase of their claims. That phase will determine whether the work performed by the claimants is of equal value to the work performed by employees in ASDA's warehouse and distribution facilities. On November 23, 2016, ASDA filed a request with the Employment Appeal Tribunal to hear an appeal of the October 14, 2016 ruling, which was granted on January 11, 2017. At present, the Company cannot predict the number of such claims that may be filed, and cannot reasonably estimate any loss or range of loss that may arise from these proceedings. The Company believes it has substantial factual and legal defenses to these claims, and intends to defend the claims vigorously.
FCPA Investigation and Related Matters
The Audit Committee (the "Audit Committee") of the Board of Directors of the Company has been conducting an internal investigation into, among other things, alleged violations of the U.S. Foreign Corrupt Practices Act ("FCPA") and other alleged crimes or misconduct in connection with foreign subsidiaries, including Wal-Mart de México, S.A.B. de C.V. ("Walmex"), and whether prior allegations of such violations and/or misconduct were appropriately handled by the Company. The Audit Committee and the Company have engaged outside counsel from a number of law firms and other advisors who are assisting in the on-going investigation of these matters.
The Company has also been conducting a voluntary global review of its policies, practices and internal controls for anti-corruption compliance. The Company is engaged in strengthening its global anti-corruption compliance program through appropriate remedial anti-corruption measures.  In November 2011, the Company voluntarily disclosed that investigative activity to the U.S. Department of Justice (the "DOJ") and the Securities and Exchange Commission (the "SEC"). Since the implementation of the global review and the enhanced anti-corruption compliance program, the Audit Committee and the Company have identified or been made aware of additional allegations regarding potential violations of the FCPA. When such allegations have been reported or identified, the Audit Committee and the Company, together with their third party advisors, have conducted inquiries and when warranted based on those inquiries, opened investigations. Inquiries or investigations regarding allegations of potential FCPA violations were commenced in a number of foreign markets where the Company operates, including, but not limited to, Brazil, China and India.
As previously disclosed, the Company is under investigation by the DOJ and the SEC regarding possible violations of the FCPA. The Company has been cooperating with the agencies and discussions have begun with them regarding the resolution of these matters. As these discussions are preliminary, the Company cannot currently predict the timing, the outcome or the impact of a possible resolution of these matters.
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
The Company could be exposed to a variety of negative consequences as a result of the matters noted above. There could be one or more enforcement actions in respect of the matters that are the subject of some or all of the on-going government investigations, and such actions, if brought, may result in judgments, settlements, fines, penalties, injunctions, cease and desist orders, debarment or other relief, criminal convictions and/or penalties and the shareholder lawsuits referenced above may result in judgments against the Company and its current and former directors and officers named in those proceedings. The Company expects that there will be on-going media and governmental interest, including additional news articles from media publications on these matters, which could impact the perception among certain audiences of the Company's role as a corporate citizen.
In addition, the Company has incurred and expects to continue to incur costs in responding to requests for information or subpoenas seeking documents, testimony and other information in connection with the government investigations, in defending the shareholder lawsuits, and in conducting the review and investigations. These costs will be expensed as incurred. For the fiscal years ended January 31, 2017, 2016 and 2015, the Company incurred the following third-party expenses in connection with the FCPA investigation and related matters:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Ongoing inquiries and investigations	$80	$95	$121
Global compliance program and organizational enhancements	19	31	52
Total	$99	$126	$173
While the Company believes that it is probable that it will incur a loss from these matters, given the on-going nature and complexity of the review, inquiries and investigations, the Company cannot yet reasonably estimate a loss or range of loss that may arise from the conclusion of these matters. Although the Company does not presently believe that these matters will have a material adverse effect on its business, given the inherent uncertainties in such situations, the Company can provide no assurance that these matters will not be material to its business in the future.
Note 11. Commitments
The Company has long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.6 billion, $2.5 billion and $2.8 billion in fiscal 2017, 2016 and 2015, respectively.
Aggregate minimum annual rentals at January 31, 2017, under non-cancelable leases are as follows:

(Amounts in millions)
Fiscal Year	Operating Leases(1)	Capital Lease and Financing Obligations
2018	$2,270	$894
2019	1,787	838
2020	1,679	786
2021	1,524	743
2022	1,342	652
Thereafter	9,537	4,996
Total minimum rentals	$18,139	$8,909
Less estimated executory costs		30
Net minimum lease payments		8,879
Noncash gain on future termination of financing obligation		1,061
Less imputed interest		(3,372)
Present value of minimum lease payments		$6,568

(1)	Represents minimum contractual obligation for non-cancelable leases with initial or remaining terms greater than 12 months as of January 31, 2017.
Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were not material for fiscal 2017, 2016 and 2015. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.

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
Additionally, the Company's subsidiaries in the United Kingdom and Japan have sponsored defined benefit pension plans. The plan in the United Kingdom was underfunded by $129 million at January 31, 2017 and overfunded by $106 million at January 31, 2016. The plan in Japan was underfunded by $203 million and $205 million at January 31, 2017 and 2016, respectively. Overfunded amounts are recorded as assets in the Company's Consolidated Balance Sheets in other assets and deferred charges. Underfunded amounts are recorded as liabilities in the Company's Consolidated Balance Sheets in deferred income taxes and other. Certain other international operations also have defined benefit arrangements that are not significant.
The following table summarizes the contribution expense related to the Company's retirement-related benefits for fiscal 2017, 2016 and 2015:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Defined contribution plans:
U.S.	$1,064	$967	$898
International	173	179	167
Defined benefit plans:
International	7	6	5
Total contribution expense for retirement-related benefits	$1,244	$1,152	$1,070

Note 13. Acquisitions, Disposals and Related Items
The Company completed the following transaction that impacts the operations of the Company's Walmart U.S. segment:
Jet.com, Inc.
In September 2016, the Company completed the acquisition of jet.com, a U.S.-based e-commerce company. The integration of jet.com into the Walmart U.S. e-commerce business will build upon the current e-commerce foundation, allowing for synergies from talent, logistical operations and access to a broader customer base. The total purchase price for the acquisition was $2.4 billion, net of cash acquired. The preliminary allocation of the purchase price includes $1.7 billion in goodwill and $0.6 billion in intangible assets. As part of the transaction, the Company will pay additional compensation of approximately $0.8 billion over a five year period.
The Company completed the following transactions that impact the operations of the Company's Walmart International segment:
Suburbia
In August 2016, one of the Company's subsidiaries entered into a definitive agreement to sell Suburbia, the apparel retail division in Mexico, for approximately $1.0 billion in total consideration, resulting in $634 million in current assets held for sale and $180 million in current liabilities held for sale as of January 31, 2017.  The transaction has received regulatory approval and is expected to close in the first half of fiscal 2018.
Yihaodian and JD.com, Inc. ("JD")
In June 2016, the Company sold certain assets relating to Yihaodian, our e-commerce operations in China, including the Yihaodian brand, website and application, to JD in exchange for Class A ordinary shares of JD representing approximately five percent of JD's outstanding ordinary shares on a fully diluted basis. The $1.5 billion investment in JD is carried at cost and is included in other assets and deferred charges in the accompanying Consolidated Balance Sheets. The sale resulted in the recognition of a $535 million noncash gain, which gain is included in membership and other income in the accompanying Consolidated Statements of Income. Subsequently, during fiscal 2017, the Company purchased $1.9 billion of additional JD shares classified as available for sale securities, representing an incremental ownership percentage of approximately five percent, for a total ownership of approximately ten percent of JD's outstanding ordinary shares.
In fiscal 2016, the Company completed the purchase of all of the remaining noncontrolling interest in Yihaodian for approximately $760 million, using existing cash to complete this transaction.
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
The Walmart U.S. segment includes the Company's mass merchant concept in the U.S. operating under the "Walmart" or "Wal-Mart" brands, as well as retail websites such as walmart.com and jet.com. The Walmart International segment consists of the Company's operations outside of the U.S., including various retail websites. The Sam's Club segment includes the warehouse membership clubs in the U.S., as well as samsclub.com. Corporate and support consists of corporate overhead and other items not allocated to any of the Company's segments.
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
Information for the Company's segments, as well as for Corporate and support, including the reconciliation to income from continuing operations before income taxes, is provided in the following table:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Corporate and support	Consolidated
Fiscal Year Ended January 31, 2017
Net sales	$307,833	$116,119	$57,365	$—	$481,317
Operating income (loss)	17,745	5,758	1,671	(2,410)	22,764
Interest expense, net					(2,267)
Income from continuing operations before income taxes					$20,497
Total assets	$104,262	$74,508	$14,125	$5,930	$198,825
Depreciation and amortization	3,298	2,629	487	3,666	10,080
Capital expenditures	6,090	2,697	639	1,193	10,619

Fiscal Year Ended January 31, 2016
Net sales	$298,378	$123,408	$56,828	$—	$478,614
Operating income (loss)	19,087	5,346	1,820	(2,148)	24,105
Interest expense, net					(2,467)
Income from continuing operations before income taxes					$21,638
Total assets	$103,109	$73,720	$13,998	$8,754	$199,581
Depreciation and amortization	2,800	2,549	472	3,633	9,454
Capital expenditures	6,728	2,930	695	1,124	11,477

Fiscal Year Ended January 31, 2015
Net sales	$288,049	$136,160	$58,020	$—	$482,229
Operating income (loss)	21,336	6,171	1,976	(2,336)	27,147
Interest expense, net					(2,348)
Income from continuing operations before income taxes					$24,799
Total assets	$101,381	$80,505	$13,995	$7,609	$203,490
Depreciation and amortization	2,665	2,665	473	3,370	9,173
Capital expenditures	6,286	3,936	753	1,199	12,174

Total revenues, consisting of net sales and membership and other income, and long-lived assets, consisting primarily of property and equipment, net, aggregated by the Company's U.S. and non-U.S. operations for fiscal 2017, 2016 and 2015, are as follows:

	Fiscal Years Ended January 31,
(Amounts in millions)	2017	2016	2015
Total revenues
U.S. operations	$367,784	$357,559	$348,227
Non-U.S. operations	118,089	124,571	137,424
Total revenues	$485,873	$482,130	$485,651

Long-lived assets
U.S. operations	$82,746	$82,475	$80,879
Non-U.S. operations	31,432	34,041	35,776
Total long-lived assets	$114,178	$116,516	$116,655
No individual country outside of the U.S. had total revenues or long-lived assets that were material to the consolidated totals. Additionally, the Company did not generate material total revenues from any single customer.
Note 15. Subsequent Event
Dividends Declared
On February 21, 2017, the Board of Directors approved the fiscal 2018 annual dividend at $2.04 per share, an increase over the fiscal 2017 dividend of $2.00 per share. For fiscal 2018, the annual dividend will be paid in four quarterly installments of $0.51 per share, according to the following record and payable dates:

Record Date	Payable Date
March 10, 2017	April 3, 2017
May 12, 2017	June 5, 2017
August 11, 2017	September 5, 2017
December 8, 2017	January 2, 2018

Note 16. Quarterly Financial Data (Unaudited)

	Fiscal Year Ended January 31, 2017
(Amounts in millions, except per share data)	Q1	Q2	Q3	Q4	Total
Total revenues	$115,904	$120,854	$118,179	$130,936	$485,873
Net sales	114,986	119,405	117,176	129,750	481,317
Cost of sales	86,544	89,485	87,484	97,743	361,256
Consolidated net income	3,216	3,889	3,202	3,986	14,293
Consolidated net income attributable to Walmart	3,079	3,773	3,034	3,757	13,643
Basic net income per common share attributable to Walmart	0.98	1.21	0.98	1.23	4.40
Diluted net income per common share attributable to Walmart(1)	0.98	1.21	0.98	1.22	4.38

	Fiscal Year Ended January 31, 2016
	Q1	Q2	Q3	Q4	Total
Total revenues	$114,826	$120,229	$117,408	$129,667	$482,130
Net sales	114,002	119,330	116,598	128,684	478,614
Cost of sales	86,483	90,056	87,446	96,999	360,984
Consolidated net income	3,283	3,635	3,414	4,748	15,080
Consolidated net income attributable to Walmart	3,341	3,475	3,304	4,574	14,694
Basic net income per common share attributable to Walmart	1.03	1.08	1.03	1.44	4.58
Diluted net income per common share attributable to Walmart	1.03	1.08	1.03	1.43	4.57

(1)	The sum of quarterly amounts may not agree to annual amount due to rounding.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended January 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2017 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 31, 2017

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
The Board of Directors and Shareholders of Wal-Mart Stores, Inc.
We have audited Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2017, based on the COSO criteria.
As indicated in the accompanying Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Jet.com, which is included in the fiscal year 2017 consolidated financial statements of Wal-Mart Stores, Inc. and represented 1.3% and 0.1% of the Company's consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2017. Our audit of internal control over financial reporting of Wal-Mart Stores, Inc. also did not include an evaluation of the internal control over financial reporting of Jet.com.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2017 and 2016, and related consolidated statements of income, comprehensive income, shareholders' equity and redeemable noncontrolling interest, and cash flows for each of the three years in the period ended January 31, 2017 and our report dated March 31, 2017 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Rogers, Arkansas
March 31, 2017

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
The Audit Committee of the Board of Directors oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Walmart and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee regularly, both with and without management present.
Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2017. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2017. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.
Report on Internal Control Over Financial Reporting
Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2017. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control-Integrated Framework (2013). Management concluded that based on its assessment, Walmart's internal control over financial reporting was effective as of January 31, 2017. The Company's internal control over financial reporting as of January 31, 2017, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.
Under guidelines established by the SEC, companies are allowed to exclude acquisitions from their first assessment of internal control over financial reporting following the date of acquisition. Based on those guidelines, management's assessment of the effectiveness of the Company's internal control over financial reporting excluded Jet.com, Inc. ("jet.com"), a U.S.-based e-commerce company, which the Company acquired in fiscal 2017. Jet.com represented 1.3% and 0.1% of the Company's consolidated total assets and consolidated net sales, respectively, as of and for the year ended January 31, 2017. The Company's acquisition of jet.com is discussed in Note 13 to its Consolidated Financial Statements for fiscal 2017.
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2017, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Report on Ethical Standards
Our Company was founded on the belief that open communication and the highest ethical standards are necessary to be successful. Our long-standing "Open Door" communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Walmart.
Walmart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Walmart's business. Familiarity and compliance with the Statement of Ethics is required of all associates. The Company also maintains a separate Code of Ethics for our senior financial officers. Walmart also has in place a Related-Party Transaction Policy. This policy applies to Walmart's senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Walmart. We maintain a global ethics and compliance office which oversees and administers several reporting mechanisms, including an ethics helpline. The ethics helpline provides a channel for associates to ask questions and make confidential complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters. These contacts may be made anonymously.

/s/ C. Douglas McMillon
C. Douglas McMillon President and Chief Executive Officer

/s/ M. Brett Biggs
M. Brett Biggs Executive Vice President and Chief Financial Officer

Unit Counts as of January 31, 2017
Wal-Mart Stores, Inc.
United States
The Walmart U.S. and Sam's Club segments comprise the Company's operations in the U.S. As of January 31, 2017, unit counts for Walmart U.S. and Sam's Club are summarized by format for each state and territory as follows:

	Walmart U.S.			Sam's Club
State or Territory	Supercenters	Discount Stores	Neighborhood Markets and other small formats	Clubs	Grand Total
Alabama	101	1	30	14	146
Alaska	7	2	—	3	12
Arizona	82	2	28	16	128
Arkansas	76	7	38	8	129
California	135	78	68	33	314
Colorado	69	5	20	17	111
Connecticut	12	21	1	3	37
Delaware	6	3	—	1	10
Florida	229	9	88	49	375
Georgia	153	2	37	24	216
Hawaii	—	10	—	2	12
Idaho	23	—	3	1	27
Illinois	139	17	6	33	195
Indiana	96	8	11	16	131
Iowa	57	3	—	9	69
Kansas	58	2	15	9	84
Kentucky	79	8	10	9	106
Louisiana	88	2	32	15	137
Maine	19	3	—	3	25
Maryland	29	18	—	12	59
Massachusetts	27	22	—	1	50
Michigan	89	4	—	25	118
Minnesota	65	5	—	14	84
Mississippi	64	4	8	7	83
Missouri	111	9	16	19	155
Montana	13	—	—	2	15
Nebraska	35	—	7	5	47
Nevada	29	2	11	7	49
New Hampshire	19	8	—	4	31
New Jersey	28	34	—	10	72
New Mexico	35	2	9	7	53
New York	80	18	2	16	116
North Carolina	142	6	46	24	218
North Dakota	14	—	—	3	17
Ohio	138	7	—	29	174
Oklahoma	81	9	33	13	136
Oregon	28	7	9	—	44
Pennsylvania	116	22	—	24	162
Rhode Island	5	4	—	—	9
South Carolina	83	—	25	13	121
South Dakota	15	—	—	2	17
Tennessee	117	2	20	16	155
Texas	379	20	102	84	585
Utah	41	—	10	8	59
Vermont	3	3	—	—	6
Virginia	107	6	23	17	153
Washington	52	10	5	3	70
Washington D.C.	3	—	—	—	3
West Virginia	38	—	1	5	44
Wisconsin	82	5	2	12	101
Wyoming	12	—	—	2	14
Puerto Rico	13	5	19	11	48
U.S. total	3,522	415	735	660	5,332

International
The Walmart International segment comprises the Company's operations outside of the U.S. and is represented in three major brand categories. Unit counts(1) as of January 31, 2017 for Walmart International are summarized by brand category for each geographic market as follows:

Geographic Market	Retail	Wholesale	Other(2)	Total
Africa(3)	326	86	—	412
Argentina	107	—	—	107
Brazil	413	71	14	498
Canada	410	—	—	410
Central America(4)	731	—	—	731
Chile	359	4	—	363
China	424	15	—	439
India	—	20	—	20
Japan	341	—	—	341
Mexico	2,241	160	10	2,411
United Kingdom	610	—	21	631
International total	5,962	356	45	6,363

(1)
Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2016, to correspond with the balance sheet date of the related geographic market. Canada unit counts are stated as of January 31, 2017.

(2)	"Other" includes drug stores and convenience stores operating under varying banners.

(3)
Africa unit counts by country are Botswana (11), Ghana (1), Kenya (1), Lesotho (3), Malawi (2), Mozambique (5), Namibia (4), Nigeria (5), South Africa (373), Swaziland (1), Tanzania (1), Uganda (1) and Zambia (4).

(4)	Central America unit counts by country are Costa Rica (234), El Salvador (90), Guatemala (220), Honduras (95) and Nicaragua (92).

Board of Directors
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
S. Robson Walton
Mr. Walton is the retired Chairman of the Board of Directors of Wal-Mart Stores, Inc.
Steuart L. Walton
Mr. Walton is the Chief Executive Officer and founder of Game Composites, Ltd., a company that designs and builds small composite aircraft.
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
Our Annual Meeting of Shareholders will be held on Friday, June 2, 2017, at 8:00 a.m. (Central Time) in the Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.
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
Ernst & Young LLP
5417 Pinnacle Point Dr., Suite 501
Rogers, AR 72758
Market Price of Common Stock
The high and low market price per share for the Company's common stock in fiscal 2017 and 2016 were as follows:

	2017		2016
	High	Low	High	Low
1st Quarter	$70.08	$62.35	$88.00	$77.55
2nd Quarter	74.35	62.72	79.94	70.36
3rd Quarter	75.19	67.07	73.69	57.16
4th Quarter	72.48	65.28	66.53	56.30

The high and low market price per share for the Company's common stock for the first quarter of fiscal 2018, were as follows:

	2018
	High	Low
1st Quarter(1)	$72.80	$66.04

(1)	Through March 29, 2017.
Dividends Payable Per Share
For fiscal 2018, dividends will be paid based on the following schedule:

April 3, 2017	$0.51
June 5, 2017	$0.51
September 5, 2017	$0.51
January 2, 2018	$0.51
Dividends Paid Per Share
For fiscal 2017, dividends were paid based on the following schedule:

April 4, 2016	$0.50
June 6, 2016	$0.50
September 6, 2016	$0.50
January 3, 2017	$0.50
For fiscal 2016, dividends were paid based on the following schedule:

April 6, 2015	$0.49
June 1, 2015	$0.49
September 8, 2015	$0.49
January 4, 2016	$0.49

Stock Performance Chart
This graph compares the cumulative total shareholder return on Walmart's common stock during the five fiscal years ending with fiscal 2017 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2012, in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

	Fiscal Years Ended January 31,
	2012	2013	2014	2015	2016	2017
Wal-Mart Stores Inc.	$100.00	$116.79	$127.76	$149.00	$119.58	$123.77
S&P 500 Index	100.00	116.78	141.91	162.09	161.01	193.28
S&P 500 Retailing Index	100.00	129.13	163.90	196.72	230.49	272.44

Shareholders
As of March 29, 2017, there were 236,471 holders of record of Walmart's common stock.